Exhibit 99.1

The information in this prospectus is not complete and may be changed. The Selling Shareholders may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to completion, dated September 12, 2017)

Preferred shares including preferred shares

in the form of American depositary shares

(incorporated in the Federative Republic of Brazil)

This is an offering by the selling shareholders referred to in this prospectus, or the Selling Shareholders, of 40,630,186 of our preferred shares, consisting of an international offering and a Brazilian offering. The preferred shares may be offered directly or in the form of American depositary shares, or ADSs, each of which represents three preferred shares (which ratio may be changed, as described in “Description of American Depositary Shares”) and may be evidenced by an American depositary receipt, or ADR, or may be held in uncertificated form (as described in “Description of American Depositary Shares”). This prospectus relates to the offering by the international underwriters of preferred shares, including in the form of ADSs in the United States and elsewhere outside of Brazil. Concurrently, the Selling Shareholders are selling preferred shares in Brazil through the Brazilian underwriters by way of a Brazilian offering memorandum in Portuguese. We refer to the international offering in the United States and elsewhere outside Brazil and the concurrent offering in Brazil as the “global offering.” The closings of the international offering and the Brazilian offering are conditioned upon each other.

Our ADSs are currently listed on the New York Stock Exchange, or NYSE, under the symbol “AZUL”. On September 11, 2017, the last reported sale price of our ADSs on NYSE was US$26.87 per ADS. Our preferred shares are currently listed on the Level 2 (Nível 2) segment of the São Paulo Stock Exchange (B3 S.A.— Brasil, Bolsa, Balcão, formerly known as BM&FBOVESPA), or B3, under the symbol “AZUL4”. On September 11, 2017, the last reported sale price of our preferred shares on B3 was R$27.90 per preferred share, equivalent to a price of US$9.05 per preferred share, assuming an exchange rate of R$3.08 to US$1.00, and equivalent to US$27.15 per ADS.

Investing in our preferred shares, including in the form of ADSs, involves risks. See “Risk Factors” beginning on page 25 of this prospectus.

	Per Preferred Share	Per ADS	Total
Public offering price	R$	US$	US$
Underwriting discounts and commissions(1)	R$	US$	US$
Proceeds, before expenses, to the Selling Shareholders(2)	R$	US$	US$

(1)	See “Underwriters (Conflicts of Interest)” for a description of all compensation payable to the Underwriters.
(2)	We will not receive any proceeds from this offering, excluding amounts to reimburse us for certain payments made by us on behalf of the Selling Shareholders. See “Use of Proceeds.”

The Selling Shareholders are granting to the international underwriters an option to purchase for a period of 30 days from, but not including, the date of the final prospectus              additional preferred shares in the form of ADSs, at the public offering price less the underwriting discount, solely to cover over-allotments of ADSs. The ADSs covered by this option, if any, will be purchased by the international underwriters in connection with the international offering, and will not result in any offering of preferred shares in Brazil or placement of preferred shares outside Brazil.

No preferred shares (including in the form of ADSs) are being registered hereunder for sale by us. We will not receive any proceeds from the sale of preferred shares including in the form of ADSs, by the Selling Shareholders. See “Underwriters (Conflicts of Interest)—Option.”

Neither the Securities and Exchange Commission, or the SEC, the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the ADSs will be made through the facilities of The Depository Trust Company, or DTC, on or about             , 2017. Delivery of our preferred shares not sold in the form of ADSs will be made in Brazil through the book-entry facilities of B3 on or about             , 2017.

Global Coordinators
Citigroup	Deutsche Bank Securities	Itaú BBA
Banco do Brasil Securities LLC	Bradesco BBI	Santander
JP Morgan	Raymond James	Safra

The date of this prospectus is             , 2017

The Largest Network in Brazil

Azul

Orlando
Ft. Lauderdale/Miami
Lisbon
Cayenne
Campinas
Punta Del Este
Montevideo
Buenos Aires
Bariloche

This prospectus has been prepared by us solely for use in connection with the proposed offering of preferred shares, including in the form of ADSs, in the United States and elsewhere outside Brazil. Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Itau BBA USA Securities, Inc., Banco do Brasil Securities LLC, Banco Bradesco BBI S.A., J.P. Morgan Securities LLC, Raymond James & Associates, Inc. and Santander Investment Securities Inc. will collectively act as international underwriters with respect to the offering of the ADSs, and all international underwriters (except for Banco Bradesco BBI S.A.) will, together with Bradesco Securities Inc. and Safra Securities LLC, collectively act as agents on behalf of the Brazilian underwriters with respect to the offering of preferred shares sold outside of Brazil not in the form of ADSs.

i

Neither we, the Selling Shareholders, the international underwriters or the Brazilian underwriters, nor any of their respective agents, have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We, the Selling Shareholders, the international underwriters, the Brazilian underwriters and their respective agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we, the Selling Shareholders, the international underwriters or the Brazilian underwriters, nor their respective agents, are making an offer to sell the preferred shares, including in the form of ADSs, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus (except as otherwise indicated), regardless of the time of delivery of this prospectus or any sale of the preferred shares, including in the form of ADSs. Our business, financial condition, results of operations, cash flows and prospects may have changed since the date on the front cover of this prospectus.

The Selling Shareholders are also offering preferred shares in Brazil by way of a confidential Brazilian offering memorandum in Portuguese , which includes a formulário de referência incorporated by reference therein, as an offering with placement efforts restricted to no more than 75 professional investors in Brazil (excluding non-Brazilian investors), pursuant to which our preferred shares may be acquired by no more than 50 professional investors (excluding non-Brazilian investors), in compliance with Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM Instruction No. 476, dated January 16, 2009, as amended, or CVM Instruction No. 476. The abovementioned restrictions are not applicable to placement efforts or acquisitions concerning non Brazilian investors. Investment funds and securities portfolios in which the investment decisions are made by the same manager shall be regarded as one sole professional investor, pursuant to the terms of article 3 of CVM Instruction No. 476. The Brazilian offering has not been and will not be registered with the CVM. The international offering is made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this prospectus. Investors should take this into account when making investment decisions.

In this prospectus, references to “Azul,” the “Company,” “we,” “us” and “our” refer to Azul S.A., a sociedade por ações incorporated under the laws of Brazil, and its subsidiaries on a consolidated basis, unless the context requires otherwise. The term “Selling Shareholders” refers to STAR Sabia, LLC, WP-New Air, LLC, ZDBR LLC, Maracatu LLC, Saleb II Founder 1 LLC, Trip Investimentos Ltda., Trip Participações S.A. and Rio Novo Locações Ltda. For more information, see “Principal and Selling Shareholders.” The term “Brazilian underwriters” refers to Banco Itaú BBA S.A., Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Deutsche Bank S.A. – Banco Alemão, BB – Banco de Investimento S.A., Banco Bradesco BBI S.A., Banco J.P. Morgan S.A., Banco J. Safra S.A. and Banco Santander (Brasil) S.A., who will act collectively as Brazilian underwriters with respect to the offering of preferred shares in Brazil. The term “international underwriters” refers to Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Itau BBA USA Securities, Inc., Banco do Brasil Securities LLC, Banco Bradesco BBI S.A., J.P. Morgan Securities LLC, Raymond James & Associates, Inc. and Santander Investment Securities Inc., who will collectively act as underwriters with respect to the offering of the ADSs and, with the exception of Banco Bradesco BBI S.A., will together with Safra Securities LLC and Bradesco Securities, Inc., collectively act as placement agents, on behalf of the Brazilian underwriters with respect to the placement of preferred shares outside of Brazil, including in the United States, not in the form of ADSs. Safra Securities LLC’s participation in the global offering outside of Brazil will be strictly limited to its role as placement agent, on behalf of Banco J. Safra S.A., of preferred shares outside of Brazil, and it will not underwrite, offer or sell any ADSs in this global offering.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to Banco Central do Brasil. References in the prospectus to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

GLOSSARY OF AIRLINE AND OTHER TERMS

The following is a glossary of industry and other defined terms used in this prospectus:

“ABEAR” means the Brazilian Association of Airline Companies (Associação Brasileira das Empresas Aéreas).

“ABRACORP” means the Brazilian Corporate Agencies Association (Associação Brasileira de Agências Corporativas).

“ADR” means American depositary receipts.

“Aeroportos Brasil”, a private consortium that operates Viracopos airport jointly with INFRAERO.

The “Águia Branca Group”, or “Grupo Águia Branca”, is a Brazilian transportation and logistics conglomerate controlled by the Chieppe family.

“Airbus” means Airbus S.A.S.

“Airbus Group” means Airbus Group N.V.

“aircraft utilization” represents the average number of block hours operated per day per aircraft for our operating fleet, excluding spare aircraft and aircraft in maintenance.

“ANAC” refers to the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil).

“Atlantic Gateway” means Atlantic Gateway, SPGS, Lda., an entity jointly owned by our principal shareholder, Hainan and another European investor.

“ATR” means aircraft with turboprop propulsion manufactured by Avions de Transport Régional G.I.E.

“audited consolidated financial statements” means our audited consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014.

“available seat kilometers,” or “ASKs,” represents aircraft seating capacity multiplied by the number of kilometers the aircraft is flown.

“average fare” means total passenger revenue divided by passenger flight segments.

“stage length” means the average number of kilometers flown per flight segment.

“average ticket revenue per booked passenger” means total passenger revenue divided by booked passengers.

“block hours” means the number of hours during which the aircraft is in revenue service, measured from the time it closes the door at the departure of a revenue flight until the time it opens the door at the arrival on the gate at destination.

“Boeing” means The Boeing Company.

“booked passengers” means the total number of passengers booked on all passenger flight segments.

“BR Distribuidora” means Petrobras Distribuidora S.A., a subsidiary of Petrobras.

“Calfinco” means Calfinco, Inc., a wholly-owned subsidiary of United, which owns a 4.67% economic interest in us.

“CADE” refers to the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica).

“CAPA” means the Centre for Aviation, a provider of independent aviation market intelligence, analysis and data services.

“Cape Town Convention” means the Convention on International Interests in Mobile Equipment and its protocol on Matters Specific to Aircraft Equipment, concluded in Cape Town on November 16, 2001.

“CASK” represents total operating cost divided by available seat kilometers.

“CBP” means United States Customs and Border Protection.

“completion rate” means the percentage of completion of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).

“crewmembers” is a term we use to refer to all our employees, including aircraft crew, airport ground, call center, maintenance and administrative personnel.

“DECEA” means the Brazilian Department of Airspace Control (Departamento de Controle do Espaço Aéreo).

“departure” means a revenue flight segment.

“DOT” means the United States Department of Transportation.

“economic interest” means a participation in the total equity value of our company, calculated as if all common shares issued and outstanding had been converted into preferred shares at the conversion ratio of 75.0 common shares to 1.0 preferred share pursuant to the mechanisms set forth in our by-laws.

“E-Jets” refer to narrow-body jets manufactured by Embraer S.A.

“Embraer” means Embraer S.A.

“FAA” means the United States Federal Aviation Administration.

“FAPESP” means the State of São Paulo Research Foundation (Fundação de Amparo à Pesquisa do Estado de São Paulo), an independent public foundation established to foster research and the scientific and technological development of the state of São Paulo.

“FGV” refers to the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a Brazilian higher education institution that was founded in December 1944.

“financial statements” refers to both our unaudited interim consolidated financial statements and our audited consolidated financial statements.

“flight hours” means the number of hours during which the aircraft is in revenue service, measured from the time it takes off until the time it lands at the destination.

“focus-city” means a destination from which an airline operates several point-to-point routes. A focus-city may also function as a smaller scale hub.

“FTEs” means full-time equivalent employees.

“FTEs per aircraft” means the number of FTEs divided by the number of operating aircraft.

“Global Distribution System” or “GDS” means a system that enables automated transactions between airlines and travel agencies. Travel agencies traditionally rely on GDS for services, products and rates in order to provide travel-related services to end consumers. GDS can link services, rates and bookings consolidating products and services across different travel sectors including airline reservations, hotel reservations and car rentals. GDS charges participant airlines a booking fee per passenger and segment sold, typically applying additional charges for ticketing, credit card authorizations, real time connectivity, information pages and other ancillary services.

“Gol” means Gol Linhas Aéreas Inteligentes S.A.

“gross billings” means the result of the sale of points to commercial partners and the cash portion of points plus money transactions. It is not an accounting measurement. This revenue may affect the current period or may be recognized as revenue in future periods, depending on the time of redemption on the part of program participants.

“Hainan” means Hainan Airlines Holding Co., Ltd.

“high-yield” means high profitability.

“IATA” means the International Air Transport Association.

“IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

“ICAO” means the International Civil Aviation Organization.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“INFRAERO” means Empresa Brasileira de Infraestrutura Aeroportuária—INFRAERO, a Brazilian state-controlled corporation reporting to the Ministry of Transportation, Ports and Civil Aviation that is in charge of managing, operating and controlling federal airports, including control towers and airport safety operations.

“Innovata” means Innovata LLC, a provider of travel content management that maintains a flight schedule database in partnership with IATA.

“Investors” means STAR Sabia, LLC, WP-New Air LLC, Azul HoldCo, LLC, Maracatu LLC, ZDBR LLC, Kadon Empreendimentos S.A., Bozano Investments LLC, JJL Brazil LLC and Morris Azul, LLC.

“JetBlue” means JetBlue Airways Corporation.

“LATAM” means LATAM Airlines Group S.A. including all of its subsidiaries. LATAM was formed in 2012, through the acquisition of TAM S.A., or TAM Linhas Aéreas S.A., by Lan Airlines S.A.

“load factor” means the percentage of aircraft seats actually occupied on a flight (RPKs divided by ASKs).

“main competitors” refers to Gol and LATAM, our competitors in the Brazilian market that have a market share larger than ours and publicly disclose their results of operations from time to time. When used in the singular, the term “main competitor” refers to Gol, our only direct competitor for which stand-alone information is publicly available.

“Multiplus” means Multiplus S.A., LATAM’s loyalty program.

“Net promoter score (NPS)” means a customer loyalty metric that we use to measure how willing a customer is to recommend our service.

“on-time performance” refers to the percentage of an airline’s scheduled flights that were operated and that arrived within 30 minutes of the scheduled time.

“operating fleet” means aircraft in service, spare aircraft and aircraft undergoing maintenance.

“passenger flight segments” means the total number of revenue passengers flown on all passenger flight segments.

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“Petrobras” means Petróleo Brasileiro S.A., a mixed economy corporation in the oil and gas industry that is majority owned by the Brazilian government.

“pitch” means the distance between a point on one seat and the same point on the seat in front of it.

“Post-IPO Shareholders’ Agreement” means that certain shareholders’ agreement, dated September 1, 2017, entered into by and between us and the holders of our common shares, David Neeleman, Hainan and Calfinco.

“PRASK” means passenger revenue divided by ASKs.

“PRASK premium” refers to the positive difference between an airline’s PRASK and its main competitor’s PRASK over a given time period.

“preferred shares” means with respect to the period subsequent to our initial public offering, but prior to this global offering, our 317,571,266 preferred shares issued and outstanding. See “Prospectus Summary—Significant Recent Events”.

“principal shareholder” means David Neeleman.

“Private Placement” means the R$240 million private placement offering of our Class B preferred shares under Section 4(a)(2) of the U.S. Securities Act of 1933, or the Securities Act, to Fidelity, Maracatu, LLC and Cia. Bozano on December 24, 2013 and that were later repurchased and redeemed in the second half of 2016.

“RASK” or “unit revenue” means operating revenue divided by ASKs.

“revenue passenger kilometers” or “RPKs” means one-fare paying passenger transported per kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

“route” means a segment between a pair of cities.

“Smiles” means Smiles S.A., Gol’s loyalty program.

“stage length” means the average number of kilometers flown per flight.

“TAP” means TAP – Transportes Aéreos Portugueses, SGPS, S.A.

“TAP bonds” means Tranche A 7.5% bonds due March 2026 issued by TAP and convertible into TAP special shares that, once issued, will represent certain capital and voting equity, and which are entitled to a right to receive certain dividends.

“TRIP” means the entity formerly known as TRIP Linhas Aéreas S.A.

“TRIP acquisition” means our 2012 acquisition of TRIP.

“trip cost” represents operating expenses divided by departures.

“TRIP’s former shareholders” means, collectively, the Caprioli family and the Águia Branca Group.

“TSA” means the United States Transportation Security Administration.

“unaudited interim consolidated financial statements” means our unaudited iterim consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016.

“Viracopos” means the main airport of Campinas, located approximately 100 km from the city of São Paulo.

“yield” represents the average amount one passenger pays to fly one kilometer.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our books and records in reais. Our unaudited interim consolidated financial statements as of June 30, 2017 and for each of the six months ended June 30, 2017 and 2016 and our audited consolidated financial statements as of and for each of the years ended December 31, 2016, 2015 and 2014 are included in this prospectus. Our financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We acquired TRIP, a former competitor airline, in 2012. Our results for the six months ended June 30, 2017 and 2016 and for the years ended December 31, 2016, 2015, 2014 and 2013 fully reflect the integration and consolidation of TRIP into our financial results.

The financial information presented in this prospectus should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In this prospectus, we present (i) EBITDA, which is defined as net income (loss) minus interest income (comprised of interest on short-term investments), plus interest expense (comprised of interest on loans and interest on factoring credit card and travel agencies receivables), current and deferred income tax and social contributions, and depreciation and amortization; (ii) Adjusted EBITDA, which is defined as EBITDA adjusted to exclude foreign currency exchange, net, derivative financial instruments, net, other financial expenses, other financial income, and result from related parties, net (as applicable); and (iii) Adjusted EBITDAR, which is defined as Adjusted EBITDA further adjusted to exclude expenses related to aircraft and other rent.

EBITDA and Adjusted EBITDA are not financial performance measures determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information. A non-IFRS performance measure is generally defined as one that purports to measure financial performance, financial position or cash flows, but excludes or includes amounts that would not so be adjusted for in the most comparable IFRS measure. EBITDA and Adjusted EBITDA are included as supplemental disclosures because we believe they are useful indicators of our operating performance. EBITDA is a well-recognized performance measurement in the airline industry that is frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. We have also adjusted our EBITDA for foreign currency exchange variations relating to U.S. dollars denominated assets and liabilities as these are mostly non-cash or non-operating expenses that impact our financial result, our result from related party transactions, net, and derivative financial instruments, net.

We also present herein for limited purposes Adjusted EBITDAR solely as a valuation metric. This metric is included as supplemental disclosure because (i) we believe EBITDAR is traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the metrics used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, Adjusted EBITDAR is not a financial measure in accordance with IFRS, and should not be viewed as a measure of overall performance or considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein. As for the use of EBITDAR in our debt financing instruments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings”.

The performance measures EBITDA and Adjusted EBITDA and the valuation measure Adjusted EBITDAR have limitations as analytical tools. Some of these limitations are: (i) EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect changes in, or cash requirements for, our working capital needs; (iii) EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect any cash requirements for such replacements; and (v) EBITDA, Adjusted EBITDA and Adjusted EBITDAR are susceptible to varying calculations and therefore may differ materially from similarly titled measures presented by other companies in our industry, limiting their usefulness as comparative measures. Because of these limitations EBITDA, Adjusted EBITDA and Adjusted EBITDAR should not be considered in isolation or as a substitute for financial measures calculated in accordance with IFRS. Other companies may calculate EBITDA, Adjusted EBITDA and Adjusted EBITDAR differently than us. For a calculation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR and a reconciliation of each to net income (loss), see “Summary Financial and Operating Data” and “Selected Consolidated Financial Information”.

Effect of Rounding

Certain amounts and percentages included in this prospectus, including in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” have been rounded for ease of presentation. Percentage figures included in this prospectus have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Market and Industry Data

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Data and statistics regarding the Brazilian civil aviation market are based on publicly available data published by ANAC, INFRAERO, ABRACORP, Ministry of Transportation, Ports and Civil Aviation and Aeroportos Brasil, among others. Data and statistics regarding international civil aviation markets are based on publicly available data published by ICAO or IATA. We also make statements in this prospectus about our competitive position and market share in, and the market size of, the Brazilian airline industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe to be reasonable, such as Innovata, ANAC and Dados Comparativos Avançados (Advanced Comparative Data, a monthly report issued by ANAC that contains preliminary information on the number of ASKs and RPKs recorded in the Brazilian civil aviation market), and ABEAR. In addition, we include additional operating and financial information about Gol, LATAM, Smiles and Multiplus, which is derived from the information released publicly by them, including disclosure filed with or furnished to the SEC and other information made available on their respective websites. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we, the Selling Shareholders, the international underwriters, the Brazilian underwriters, nor their respective agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. Neither we, the Selling Shareholders, the international underwriters, the Brazilian underwriters, nor their respective agents can guarantee the accuracy of such information. In addition, the data that we compile internally and our estimates have not been verified by an independent source.

Fleet Data

As of June 30, 2017, our total fleet consisted of 140 aircraft, 37 of which we owned or held under finance leases or debt financing and 103 under operating leases of up to 12 years. The future obligations under operating leases are not recorded as debt on our balance sheet. Unless otherwise indicated, any reference to the number of aircraft that we own or operate includes aircraft leased under operating leases. Our fleet in service as of June 30, 2017 consisted of 70 Embraer E-Jets, 40 ATR aircraft, eight next-generation Airbus A320neos and five widebody Airbus A330s, totaling 123 aircraft. The 17 aircraft not included in our fleet in service consisted of 14 aircraft that have been subleased to third parties and three aircraft that were not in service.

Financial Information in U.S. Dollars

We have translated some of the real amounts included in this prospectus into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated the real amounts according to the commercial selling real/U.S. dollar exchange rate (equivalent to R$3.3082 to US$1.00), published by the Central Bank on its website, available on June 30, 2017.

PROSPECTUS SUMMARY

This summary highlights selected information about us and this global offering. It does not contain all of the information that may be important to you. Before investing in our preferred shares, including in the form of ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and this global offering, including our financial statements and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

We are the largest airline in Brazil in terms of departures and cities served, with 739 daily departures serving 102 destinations, creating an unparalleled network of 202 non-stop routes as of June 30, 2017. As the sole airline on 72% of our routes, we are the leading airline in 67 Brazilian cities in terms of departures and carried approximately 11 million passengers in the first six months ended June 30, 2017. We are a low-cost carrier and have generated a PRASK premium of at least 34% relative to our main competitor since our first year of operations. We derive this PRASK premium from our network, optimized fleet, operating efficiencies and high quality product offering. Complementing our extensive domestic network, we fly to select international destinations, including Fort Lauderdale, Orlando, and Lisbon. We wholly own our loyalty program TudoAzul, a strategic revenue-generating asset, which had approximately 7.6 million members as of June 30, 2017.

Azul was founded in 2008 by entrepreneur David Neeleman, founder of JetBlue, as his fourth successful airline venture, to capture the market opportunities created by the expansion of the Brazilian aviation market. David Neeleman is our controlling shareholder as well as Chairman. Mr. Neeleman also serves as Chief Executive Officer of our only operating subsidiary – Azul Linhas Aéreas Brasileiras S.A., or Azul Linhas. In addition, we have a diverse group of key strategic shareholders, such as United and Hainan (a subsidiary of the HNA Group, a Fortune Global 500 conglomerate and the largest private airline operator in China).

Brazil is geographically similar in size to the continental United States and is currently the fourth largest market for domestic airline passengers in the world. Since 2008, the number of domestic airline passengers carried in Brazil has increased by more than 90% to 96 million in 2015, according to ANAC. Brazil’s air travel market continues to be significantly underpenetrated and is expected to increase to 131 million domestic passengers by 2021, according to ABEAR.

We have the most extensive route network in Brazil, serving 96 domestic destinations, about twice as many as our main competitors Gol and LATAM, which served 52 and 44 destinations, respectively, as of June 30, 2017. We are the only provider of scheduled service to 37 of our domestic destinations and hold the leading position in seven out of the ten largest domestic airports in which we operate in terms of departures. Through our network, we connect travelers to destinations exclusively served by us from our three hubs, which cater to the São Paulo, Belo Horizonte and Recife markets, among the largest metropolitan areas in the country. Notably, we are the leading airline at Viracopos airport, one of the principal airports in the São Paulo area and the largest domestic hub in South America in terms of non-stop destinations served, with a 97% share of its 139 domestic daily departures as of June 30, 2017.

We operate a young, fuel-efficient fleet that we believe is better tailored for the Brazilian market than those of our main competitors as it allows us to serve cities with different demographics, ranging from large capitals to smaller cities. Our operating fleet of 123 aircraft as of June 30, 2017, comprised of 70 Embraer E-Jets, 40 ATR aircraft, eight next-generation Airbus A320neos, and five Airbus A330s. Our fleet has an average age of 5.2 years, which is significantly younger than that of our main competitors. In December 2016, we began operating fuel-efficient, next-generation Airbus A320neos on longer, high demand domestic segments. We believe that our diversified fleet is optimized to efficiently match capacity to demand. This enables us to offer superior connectivity as well as more convenient and frequent non-stop service to more airports than our main competitors, which exclusively operate larger aircraft.

A key driver of our profitability is our management team’s extensive experience in implementing a disciplined, low-cost operating model. Our optimized fleet yields lower trip costs than our main competitor. In the first six months ended June 30, 2017, our average trip cost was R$24,897, which was 34% lower than that of Gol. With the introduction of the next-generation Airbus A320neos to our fleet, we expect to maintain our market-leading low trip cost advantage. In addition, our FTEs per aircraft were the lowest in Brazil at 87 compared to 145 for Gol as of June 30, 2017. Over the past three years we had one of the best on-time performance records among Brazilian carriers, and were recognized by OAG as “South America’s Most On-time Airline”in 2017 and “Most On-Time Low Cost Carrier in the World” and “Third Most On-Time Airline in the World” in 2015.

We have built a strong brand by offering what we believe is a superior travel experience, based on a culture of customer service provided by a highly-motivated and well-trained team of crewmembers. Our service features include passenger seat selection, leather seats, individual entertainment screens with free live television at every seat in all our E-Jets, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack services, and free bus service to key airports we serve. As a result of our strong focus on customer service, according to surveys we have conducted, 90% of our customers would recommend or strongly recommend Azul to a friend or relative as of June 30, 2017. In 2017 we were named “World’s Third Best Airline” by TripAdvisor Travelers’ Choice as well as “Best Low Cost Carrier in South America” for the seventh consecutive year and “Best Staff in South America” for the second consecutive year by Skytrax.

We continue to invest in and expand our loyalty program, TudoAzul, which had approximately 7.6 million members and 83 program partners as of June 30, 2017. TudoAzul has been the fastest growing loyalty program in terms of members in Brazil for the past three years compared to Smiles and Multiplus, the loyalty programs of Gol and LATAM, respectively, and was elected “Best Loyalty Program in Brazil” in 2016 by a survey of 25,000 readers of Melhores Destinos, the largest web portal of airline fare promotions and loyalty programs in Brazil. Given our network strength, the expected growth of passenger air travel, credit card penetration and usage and customer loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us. Unlike our main competitors, we own 100% of our loyalty program and benefit from all of TudoAzul’s cash flows. Since mid-2015, we have managed TudoAzul through a dedicated team and we are constantly evaluating opportunities to unlock value from this strategic asset.

We generate a PRASK premium from our unparalleled network, optimized fleet, operating efficiencies and high quality product offering, which resulted in revenues of R$3.6 billion in the first half of 2017. In addition to our PRASK premium, we remain focused on our disciplined low-cost operating model as evidenced by having the lowest number of FTEs per aircraft and trip cost advantage compared to our main competitor as of June 30, 2017.

Despite the contraction of the Brazilian economy, which started in 2014 and deepened in 2015 into the first half of 2016, we began to see a recovery during the second half of 2016, and recorded operating income of R$166.0 million for the three months ended September 30, 2016 and operating income of R$170.0 million for the three months ended December 31, 2016, representing an operating margin of 9.6% and 9.3%, respectively. In the first six months ended June 30, 2017, the Brazilian economny was relatively stable and we recorded a net income of R$21.4 million and an operating income of R$310.1 million, representing an operating margin of 8.6%, compared to a net loss of R$187.0 million and an operating income of R$[8.3] million, representing an operating margin of 0.3% in the same period in 2016.

As a measure of our equity valuation, our Adjusted EBITDAR margin reached 28.9% in the first six months ended June 30, 2017, which we believe is one of the highest among publicly traded airlines in Latin America over the past three years. Adjusted EBITDAR should not be considered as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense. In addition, Adjusted EBITDAR should not be considered in isolation or as an alternative to net income. For a reconciliation of our Adjusted EBITDAR to net income (loss), see “Summary Financial and Operating Data”.

On April 19, 2017, we concluded our initial public offering of 96,239,837 preferred shares (including in the form of ADRs), which consisted of both an international offering and a Brazilian offering. Our initial public offering resulted in gross proceeds in the aggregate of approximately US$629 million, including proceeds to us and specified selling shareholders.

Our Competitive Strengths

We believe the following business strengths allow us to compete successfully:

Largest network in Brazil

We have the largest network in Brazil in terms of departures and cities served, with 739 daily departures serving 102 destinations, creating an unparalleled network of 202 non-stop routes as of June 30, 2017. Our connectivity at large hubs allows us to consolidate traffic, serving larger and medium-sized markets as well as smaller cities that do not generate sufficient demand for point-to-point service. We have grown our network organically and through the acquisition of TRIP in 2012, at that time the largest regional carrier in Latin America in terms of destinations served. We believe that our extensive network coverage allows us to connect more passengers than our competitors, who serve significantly fewer destinations. As of June 30, 2017, we served 96 destinations in Brazil, compared to 52 for Gol and 44 for LATAM. In addition, we were the sole airline on 72% of our routes and 37 of the destinations we served, and the leading player in 67 cities as of June 30, 2017. By comparison, Gol and LATAM were leading carriers in only 16 and 5 cities, respectively, as of June 30, 2017. Furthermore, as of June 30, 2017, 25% and 22% of our domestic network overlapped with that of Gol’s and LATAM’s, respectively, while Gol’s and LATAM’s networks had an overlap of approximately more than 87% between them.

Our optimized fleet enables us to efficiently serve our target markets

Our fleet strategy is based on optimizing the type of aircraft for the different markets we serve. Our diversified fleet of ATR, E-Jets and Airbus aircraft enables us to serve markets that we believe our main competitors, who only fly larger narrow-body aircraft, cannot serve profitably. We believe our current fleet of aircraft allows us to match capacity to demand, achieve high load factors, provide greater convenience and frequency, and serve low and medium density routes and markets in Brazil that are not served by our main competitors. According to ANAC, 67% of the flights in Brazil carried fewer than 120 passengers in 2015. Our domestic fleet consists of modern Embraer E-Jets which seat up to 118 passengers, fuel-efficient ATR aircraft which seat 70 passengers, and next-generation Airbus A320neos which seat 174 passengers, while all the narrow-body aircraft used by Gol and LATAM in Brazil have between 144 and 220 seats. As a result, the average trip cost for our fleet of R$24,897 as of June 30, 2017 was 34% lower than that of larger Boeing 737-800 jets flown by Gol. We also operate Airbus A330s to serve international markets.

Our fleet plan focuses on maintaining a trip cost advantage relative to our main competitors while also providing us with flexibility for growth into new markets both domestically and internationally. We expect to add up to 58 new next-generation Airbus A320neos between 2017 and 2023, and 33 next-generation E-195 E2 aircraft starting in 2019 to replace older generation aircraft and serve high-density markets. These new generation aircraft are more fuel-efficient than older generation aircraft. We expect that our fleet plan will allow us to maintain market-leading trip costs and to reduce our CASK, both in absolute terms and relative to our main competitors.

Industry-leading PRASK

We utilize a proprietary yield management system that is key to our strategy of optimizing yield through dynamic fare segmentation and demand stimulation. We target both business travelers, to whom we offer convenient flight options, and cost-conscious leisure travelers, to whom we offer low fares to stimulate air travel and to encourage advanced purchases. This segmentation model has enabled us to achieve a market-leading PRASK of 25.0 real cents in the first six months ended June 30, 2017. In addition, in the first half of 2017, our PRASK represented a 34% premium compared to Gol. We believe our superior network and product offering allows us to attract high-yield and frequent business travelers. According to ABRACORP, we held a 29% share in terms of Brazilian business-focused travel agency revenue, compared to a 18% market share in terms of RPKs as of June 30, 2017. In the first six months of 2017, our average business-focused travel agency ticket price was 13% higher than our main competitor and our total average fare was 8% higher than our main competitor.

As an illustration of our ability to stimulate demand, the following table highlights the increase in average customers per day on certain routes from November 2008, shortly before we started operations, to June 2017:

	Total Direct Flights	Azul	Average Daily Enplanements (One Way)
Campinas—Rio de Janeiro
November 2008	6	—	564
June 2017	19	17	1,241
Campinas—Salvador
November 2008	—	—	155	(1)
June 2017	4	4	481
Campinas—Belo Horizonte
November 2008	5	—	503
June 2017	11	11	1,028
Belo Horizonte—Goiânia
November 2008	1	—	82
June 2017	3	3	298
Campinas—Porto Alegre
November 2008	—	—	241	(1)
June 2017	8	8	769

Source: ANAC and internal data.

(1)	Itinerary available through connecting flight only.

The increase in flights from Campinas, our main hub, illustrates the success of our demand-stimulation model. Across Brazil, our Campinas hub offers superior connectivity for connecting passengers, with the most non-stop services in the country as of June 30, 2017. As a result of our focus on underserved markets, we have been able to establish a successful platform that has significantly increased demand at Viracopos airport over the last eight years. In November 2008, before we began operations, airlines serving Viracopos airport offered just twelve daily departures to eight destinations. As of June 30, 2017, Viracopos airport offered 139 domestic daily departures to 52 destinations, and we held a 97% share of those daily departures.

Most efficient cost structure in the Brazilian market

We have leveraged our management team’s experience by implementing a disciplined, low-cost operating model to achieve our operational efficiencies. We believe we have achieved these operational efficiencies primarily through:

•	Optimized aircraft for markets and routes served;

•	Low sales, distribution and marketing costs through direct-to-consumer marketing, low distribution costs (approximately 85% of all sales were generated by online channels in the first six months of 2017) and associated use of social networking tools;

•	Lower costs due to single class cabin configuration for our domestic flights;

•	Operation of a modern fleet with better fuel-efficiency and lower maintenance costs than previous generation aircraft;

•	Innovative and beneficial financial arrangements for our aircraft, as a result of being one of the largest customers for Embraer and ATR aircraft;

•	Investment in check-in technology to increase operating efficiencies; and

•	Creation of a company-wide business culture focused on driving down costs.

As a result, we have achieved lower trip costs than our main competitor. In the six months ended June 2017, our average trip cost was R$24,897, which was 34% lower than that of Gol. In addition, our FTEs per aircraft were the lowest in Brazil at 87 compared to 145 for Gol as of June 30, 2017.

We have a robust and scalable operating platform that features advanced technology such as ticketless reservations, an Oracle financial system, a mobile app, and electronic check-in kiosks at our main destination airports. We believe that our scalable platform provides superior reliability and safety and will generate economies of scale as we continue to expand.

Strategic global partnerships

Over the last two years, we have established long-term strategic partnerships with United, Hainan and TAP. In 2015, United, acting through a subsidiary, acquired shares representing approximately a 5% economic interest in our company for US$100 million. Our alliance with United has enhanced the reach of our mutual networks and created additional connecting traffic, as both we and United began selling each other’s flights on our websites through a code-share agreement. This code-share agreement also provides customers flying on both airlines with a seamless reservations and ticketing process, including boarding pass and baggage check-in to their final destination, and we are evaluating possible additional cooperation with United.

In August 2016, Hainan became our single largest equity shareholder following a strategic investment of US$450 million in exchange for shares representing approximately a 24% economic interest in our company. As of [August 30], 2017, we have transferred our aircraft orders with respect to four of five future deliveries of Airbus A350s to certain Hainan affiliates and will transfer our one remaining order prior to the end of 2017. Furthermore, with Hainan, we are exploring global networking opportunities, code-sharing and new routes as well as evaluating additional ways in which we can cooperate with Hainan to capitalize on the substantial passenger traffic between China and Brazil.

As part of the privatization process of TAP, a consortium of private investors (including our principal shareholder) acquired a stake in TAP, and we invested €90 million in exchange for TAP bonds convertible into up to a 41.25% economic interest in TAP. Such economic interest is equivalent to up to 6% of TAP’s voting rights and, if converted, would make us TAP’s largest shareholder in terms of economic interest. For information on the conversion mechanism of TAP bonds, see “Business—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As of June 30, 2017, TAP served 68 destinations, including 10 destinations in Brazil, and was the leading European carrier serving Brazil in terms of number of seats and flights. In addition, in June 2016, we successfully launched a non-stop flight between our and TAP’s main hubs, Campinas and Lisbon. We are constantly evaluating the various ways in which we can cooperate with TAP and as of December 2016 and June 30, 2017 we subleased 15 and 14 aircraft, respectively, to TAP as part of our fleet optimization plan, see “Business—Fleet” and “Business—Strategic Partnerships, Alliances and Commercial Agreements—TAP.”

As a result of our existing code-share agreements with United and TAP, our customers have access to more than 133 additional destinations worldwide. In October 2016, Hainan announced flights between China and Lisbon and in 2017, we expect to conclude a code-share agreement with Hainan, expanding our connectivity between Brazil and China. In addition, we believe that our strategic partnerships with these airlines provide our TudoAzul members with a broad range of attractive redemption options.

High-quality customer experience through product and service-focused culture

We believe we provide a high-quality, differentiated travel experience and have a strong culture focused on customer service. Our crewmembers are trained to be service-oriented, focusing on providing the customer with a travel experience that we believe is unique among Brazilian airlines. We provide extensive training for our crewmembers that emphasizes the importance of both safety and customer service. We strive to hold our employees accountable to maintain the quality of our crew and customer service.

Our service features include passenger seat selection, leather seats, individual entertainment screens with free live television at every seat in all our jets, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack service, free bus service to key airports we serve (including between the city of São Paulo and Viracopos airport) and a fleet younger than Gol and LATAM.

We focus on meeting our customers’ needs and had one of the best on-time performance records among Brazil’s largest carriers for the last three years, at 85% for the first six months ended in June 30, 2017, 89% for 2016, 91% for 2015 and 90% for 2014, according to OAG. OAG has also recognized us as the low-cost airline with best on-time performance in the world in 2015. In addition, our completion rate has been consistently high, totaling 99% in the first half of 2017, 2016, 2015 and 2014.

Well-recognized brand

We believe we have been successful in building a strong brand by using innovative marketing and advertising techniques with low expenditures that focus on social networking tools to generate word-of-mouth recognition of our high quality service. As a result of our strong focus on customer service, surveys that we have conducted indicate that, as of June 30, 2017, 90% of our customers would recommend or strongly recommend Azul to a friend or relative. The strength of our brand has been recognized in a number of awards:

•	Named “World’s Third Best Airline” in 2017 by TripAdvisor Travelers’ Choice;

•	Named “Best Airline in Brazil” in 2016 by Melhores Destinos, the largest web portal of airline fare promotions and loyalty programs in Brazil;

•	Named “Best Low Cost Carrier in South America” in 2017 for the seventh consecutive year by Skytrax, an aviation research organization;

•	Named “Best Staff in South America” in 2017 for the second consecutive year by Skytrax;

•	Named “Best Regional Leadership” in 2016 based on our success in the Brazilian market by Flight Airline Business, an air transport industry news and analysis provider, as part of their Airline Strategy Awards;

•	Recognized as “Third Most On-Time Airline in the World” by OAG in 2015;

•	Recognized as “Most On-Time Low Cost Carrier in the World” by OAG in 2015;

•	Named “Best Low Cost Carrier in The World” in 2012 by CAPA, an independent aviation research organization;

•	Named one of the “50 Most Innovative Companies in The World” and “Most Innovative Company in Brazil” in 2011 by Fast Company, a business magazine;

•	Named “Fastest Check-in in Brazil” in 2016 by the Civil Aviation Secretariat (Secretaria de Aviação Civil); and

•	Named one of the “50 Hottest Brands In The World” in 2010 by Ad Age, a leading marketing news source.

In addition, as a result of our strong brand awareness and focus on customer service, our TudoAzul loyalty program had approximately 7.6 million members as of June 30, 2017 and has been recognized with the following awards:

•	Named “Best Loyalty Program in Brazil in 2016” by Melhores Destinos;

•	Named “The Loyalty Program with the Best Rates in Brazil in 2016” by Melhores Destinos; and

•	Recognized as having “The Most Innovative Co-Branded Credit Card” at the 2015 Loyalty Awards Event presented by Flight Global, a renowned website recognized by the global aviation community as a reliable source of news, data and expertise relating to the aviation and aerospace industries.

Experienced management team

We believe we benefit from our highly knowledgeable and experienced management team. Our senior management, which has senior airline experience both in Brazil and in the United States, includes:

•	Our Chairman and Founder David Neeleman, a dual Brazilian and U.S. citizen, who has founded four airlines in three different countries, including JetBlue Airways. Mr. Neeleman also serves as Chief Executive Officer of our only operating subsidiary – Azul Linhas;

•	Our Chief Executive Officer, John Peter Rodgerson, who previously served as our Chief Financial Officer and Investor Relations Officer at Azul. Mr. Rodgerson also served as Director of Planning and Financial Analysis at JetBlue Airways for five years, where he was responsible for implementing our financial strategy and cost structure since our inception;

•	Our Chief Financial Officer and Investor Relations Officer, Alexandre Wagner Malfitani, who previously served as the Head of our TudoAzul loyalty program, and our Director of Finance and Treasurer. Before joining Azul, Mr. Malfitani held the position of Managing Director of Treasury at United, having also worked in the finance industry, including as a fund manager at Deutsche Bank and as a trader at Credit Agricole Indosuez;

•	Our Chief Revenue Officer, Abhi Shah, who has more than 14 years of experience in the aviation industry and has previously held executive positions at JetBlue Airways and Boeing. He was responsible for developing our yield management, network planning and revenue structure;

•	Our Vice-President of People and Clients, Jason Ward, who initially joined us in 2008 and played an integral role in Azul’s merger with TRIP in 2013. After that, Mr. Ward worked as Corporate Vice President at C.R. England, Inc., and from 2016 to 2017 he was Chief Operating Officer at TAP before returning to Azul in August 2017. He started his career at Morris Air, the first airline founded by David Neeleman. He also worked with Mr. Neeleman in marketing and sales at Southwest Airlines and customer services at JetBlue Airways; and

•	Azul Linhas’ Chief Operating Officer, Flávio Costa, who has been part of the Azul founding team since inception and has more than 40 years of experience in the airline industry, having served as Technical and Operations Director at Pluna S.A., and OceanAir and as Technical Director at Varig.

Most of our senior management team has worked together for over eight years and has been with us since our launch. All non-Brazilian individuals on the team are residents of São Paulo with permanent work visas. In addition to Mr. Neeleman, all of our principal officers are also shareholders in our company, and all are motivated by participation in our stock option and restricted stock plans, which we believe aligns shareholders’ and management’s interests. Our management team has focused on establishing a successful working environment and employee culture. We believe the experience and commitment of our senior management team have been a critical component in our growth, as well as in the continuing enhancement of our operating and financial performance.

Our Growth Strategies

Our goal is to grow profitably and increase shareholder value by offering frequent and affordable services to our customers. We intend to implement the following strategic initiatives to achieve this objective:

Adding new destinations, larger aircraft and increasing flight frequencies

We intend to continue identifying, entering into and rapidly achieving leading market presence in new markets or underserved markets with high growth potential. We also intend to continue to grow by adding new destinations to our network, further connecting the cities that we already serve with new non-stop service, increasing frequency in existing markets, and using larger aircraft in markets that we have developed and grown over the years. Finally, we intend to apply our disciplined approach of selecting new destinations that can be served by our ATR or Embraer aircraft, with a continued focus on Brazilian cities where we believe there is the greatest opportunity for profitable growth, and on select destinations in South America with perceived high growth potential. Our ATR aircraft give us a significant strategic advantage in the ability to enter new cities and access previously untapped demand, since these aircraft only have 70 seats and, therefore, require fewer passengers for the flight to become profitable.

We believe there are significant opportunities to connect the cities we currently serve with non-stop service where none existed before. We believe that our Embraer fleet is the ideal fleet type to connect such cities due to the combination of seat count and low trip costs. For example, Azul is the only airline flying non-stop between Porto Alegre and Cuiabá, two of our focus-cities where only we have the optimized aircraft for this service.

On existing routes that we believe present additional demand, we intend to increase the number of daily flights with our E-Jets to achieve or further increase schedule superiority over our competitors. For example, we increased our daily departures on the Campinas—Rio de Janeiro route from three to 17 between March 2009 and June 2017, and our daily departures on the Campinas—Belo Horizonte route from four to 11 between August 2009 and June 2017. By providing this additional convenience to our customers, we aim to continue stimulating demand for our products and services.

We have also begun to introduce next–generation Airbus A320neos, which have 56 more seats than our current E-Jets, for longer-haul leisure and peak hour focus-city to focus-city service. For the longer distance leisure domestic markets, we believe the next-generation Airbus A320neo gives us industry leading low seat costs to compete in these markets. For example, in December 2016, we started flying between our main hub in Campinas and our regional hub in Recife with our next-generation Airbus A320neos. This approximately three-hour flight provides us with significantly lower seat costs than our current E-Jets and provides sufficient seat capacity to connect customers between both hubs. We believe that by applying this strategy we can increase revenues and generate economies of scale by leveraging the infrastructure and staff at our existing destinations.

We plan to focus our international growth on connecting our strong presence in Brazil via our hub in Campinas, Belo Horizonte and Recife and our current international destinations Fort Lauderdale, Orlando and Lisbon. We believe we are especially suited to stimulate additional demand for travel to key long-haul international destinations, which can be served by our Airbus A330s, by taking advantage of our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. We currently offer direct flights to 55 destinations out of our main hub in Campinas, and we continue to leverage our position as the largest airline in Viracopos airport by offering international flights as well as connecting passengers throughout Brazil. Additionally, our new code-share flight with TAP between Campinas and Lisbon enables us to connect our main hub with TAP’s main hub in Lisbon, thus enhancing our passenger connectivity between Brazil and Europe.

Continue to unlock value from our TudoAzul loyalty program

As a result of the growth of our network, we believe there is an opportunity to further unlock value from our TudoAzul loyalty program. With approximately 7.6 million members as of June 30, 2017, TudoAzul has been the fastest growing loyalty program among the three largest programs in Brazil for the past three years. TudoAzul sells loyalty points to business partners as well as directly to program members. Our current business partners include financial institutions (including American Express, Itaú, Santander, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture), and Caixa), retailers (including Apple, Walmart and Fast Shop) and travel partners (including Hertz, Avis and Booking.com).

In September 2014, we also launched an Azul-branded credit card in partnership with Banco Itaucard S.A. In addition, in December 2015, we launched Clube TudoAzul, an innovative, subscription-based product through which members pay a fixed recurring amount per month in exchange for TudoAzul points, access to promotions and other benefits. We also offer members the ability to buy points to complete the amount required for a reward, or pay a fee to renew expired points or transfer points to a different member’s account. We believe that our international flights and strategic partnerships with international carriers, including United and TAP, provide our TudoAzul members with a broad range of attractive redemption options.

We offer last-seat availability to TudoAzul members and have significant flexibility to price redemptions in a way that is competitive with other loyalty programs, thus helping to maximize TudoAzul’s attractiveness. We actively manage the price of our redemptions, offering very competitive fares in points when seat availability is high and optimizing margin in peak, high-demand flights. We have also developed an exclusive, proprietary pricing system, which provides ample flexibility to price redemptions within a given flight. This allows us to sell seats using several combinations of points and money. It also allows us to customize pricing using a number of different factors, such as a member’s elite tier, membership in Clube TudoAzul, and age (allowing us to offer lower prices to infants and children). We are confident that this proprietary system offers more flexibility than those of our main competitors, therefore allowing us to create promotions, stimulate cross-sell of other TudoAzul products, and more accurately price redemptions so as to maximize profitability.

Direct sales of points to TudoAzul members via monthly subscriptions to Clube TudoAzul members, internet direct point sales and other means have been the fastest-growing revenue segment for TudoAzul, with a growth rate of 176% in the six months ended June 30, 2017 compared to the same period in 2016. This source of revenue is extremely attractive as it diversifies our customer base, with direct sales representing a significant volume of over 16% of TudoAzul’s gross billings as of June 30, 2017. These direct sales generate recurring revenues and we expect to grow this segment by enhancing our customer offerings and introducing new products to our members.

In an effort to maximize the value creation potential of TudoAzul, we have been managing the program through a dedicated team since mid-2015. On a standalone basis, TudoAzul’s gross billings totaled R$377.0 million in the first six months ended June 30, 2017. Given the number of exclusive destinations we operate, our network strength, and the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that TudoAzul is a strategic business for us. As TudoAzul is our wholly-owned subsidiary, all of the cash flows generated by this high-quality, high-margin business accrue to our shareholders in a tax-efficient manner. We plan to continue investing in TudoAzul’s expansion and evaluating opportunities to unlock value for this strategic asset.

Continue to establish and extend strategic partnerships

As of June 30, 2017, we had code-share agreements with United, TAP and JetBlue, as well as 18 interline and code-share agreements with a number of other international airlines, allowing us to handle passengers traveling on itineraries that require multiple flights on multiple airlines. As part of our plans to expand globally, over the last two years, we have established strategic partnerships with United, Hainan and through our investment in certain TAP bonds. We view these and possible future relationships with other airlines as strategic ways of allowing us to expand our network with connectivity throughout the United States, Europe and Asia without having to commit the full resources on our own. We believe that our existing and future customer base are increasingly taking advantage of the ability to fly internationally, and we aim to be able to offer our Brazilian customers a seamless ability to do so, whether by purchasing tickets on partner airlines on our website or through connected and complimentary schedules facilitating onward travel outside of Brazil. In addition to facilitating a more global network for us through these partnerships, we are exploring a variety of cooperative arrangements, including additional interline agreements, code-sharing, access to partner airlines’ frequent flyer programs and possible cobranding. We also see opportunities to leverage these relationships to facilitate greater operating efficiencies by utilizing partner expertise in maintenance, cargo transport and even possible pilot and crew training and redeployment, as well as redeployment of redundant or unneeded aircraft. We have started to observe such opportunities not just in relation to Azul and TAP code-share flights from Brazil to Lisbon, but also with the connectivity with Hainan between TAP’s hub in Lisbon and China announced in October 2016, the transfer of five aircraft orders for future deliveries of Airbus A350s to certain Hainan affiliates in 2016 and 2017, the sublease of 14 aircraft in our fleet to TAP as of June 30, 2017, and other measures. We are exploring joint ventures and other arrangements with our partners to determine the most effective and beneficial ways to leverage these relationships for all parties.

We view our partnerships as critical to our global connectivity but also as a way to addressing macroeconomic pressures in Brazil. By working with our partners we believe we have and can continue to adapt to any local economic conditions and do so swiftly in areas involving our fleet, crews and operating expenses. We expect to continue evaluating strategic partnership opportunities, including investments and acquisitions, that allow us to improve our network, offer more attractive benefits to our TudoAzul members, enhance our brand and build loyalty and revenue.

Continue to increase ancillary and other revenue

We intend to continue growing our ancillary and other revenue, by both leveraging our existing products and introducing new ones. We intend to focus on deriving further value from our existing ancillary and other revenue streams, which represented R$46.8 per passenger as of June 30, 2017 and included revenue from cargo services, passenger-related fees, bag fees, upgrades, sales of advertising space in our various customer-facing formats, commissions on travel insurance sales, and revenues from airport parking at Viracopos airport. Since the launch of our international routes and aircraft with multi-class cabins in December 2014, we have been able to increase our ancillary revenue per passenger from R$31.3 as of December 31, 2015 to R$42.8 as of December 31, 2016 and R$46.8 as of June 30, 2017, mostly due to the sale of upgrades to our “Espaço Azul”, “Economy Xtra”, “SkySofa” and business class sections. As a result of the introduction of the next-generation Airbus A320neos to our fleet, we expect to have more seat availability for our TudoAzul loyalty program and our Azul Viagens travel package business as well as additional cargo capacity. According to ANAC’s Resolution 400 of December 13, 2016 (General Conditions of Air Transport) (“Resolution 400”), which became effective on March 14, 2017 (but had its applicability and effects suspended until April 29, 2017) airlines are allowed to charge for checked baggage. We believe this will be a significant source of ancillary revenue going forward as we will be able to start unbundling our product, a common practice adopted by U.S. and European airlines, which consists of charging separately for different products including, among others, the air fare, the first checked bag, and the assignment of seats.

We note, however, that based on (i) court rulings that have suspended and then restablished the applicability of Resolution 400 and (ii) discussions of the legality of charges for checked baggage in connection with proposed legislation currently under review by Brazil’s legislature, an amendment of Resolution 400 may adversely affect our ability to charge for checked baggage and resulting ancillary revenue from the unbundling of our products.

Corporate Information

We are incorporated as a Brazilian Corporation (sociedade por ações), with headquarters at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Edifício Jatobá, 8th floor, Castelo Branco Office Park, Barueri, São Paulo, SP 06460-040, Brazil. Our investor relations office can be reached at +55 (11) 4831-2880 and our website address is www.voeazul.com.br. Information provided on our website is not part of this prospectus and is not incorporated by reference herein.

Significant Recent Events

Immediately prior to February 3, 2017, our preferred shares were divided into 90,242,787 Class A preferred shares, 5,421,896 Class C preferred shares and 31,620,950 Class D preferred shares.

Our Class C preferred shares were issued by us on June 26, 2015 in connection with an investment agreement entered into with Calfinco and United on June 26, 2015. See “Principal and Selling Shareholders—Hainan Investment Agreement” and “Prospectus Summary—Significant Recent Events”.

Our Class D preferred shares were issued by us on three separate occasions in connection with an investment agreement entered into with Hainan on February 5, 2016, as amended on June 6, 2016. See “Principal and Selling Shareholders—Hainan Investment Agreement.”

On February 3, 2017, we completed a one-for-one stock conversion of all of our 5,421,896 Class C preferred shares and all of our 31,620,950 Class D preferred shares into Class A preferred shares. As a result, all Class A preferred shares were simultaneously renamed “preferred shares”. See note 31 to our audited consolidated financial statements.

On February 23, 2017, we completed a two-for-one stock split of all of our common and preferred shares resulting in two preferred shares for each previously existing preferred share and two common shares for each previously existing common share.

On April 10, 2017, as a result of our initial public offering, we issued 63,000,000 preferred shares.

As of the date of this prospectus, we have 928,965,058 common shares and 317,571,266 preferred shares. See note 31 to our audited consolidated financial statements.

On March 10, 2017, we established our third stock option plan, authorizing the issuance of options resulting in up to 11,679,389 preferred shares. On March 14, 2017, our board of directors approved the first share based program under the third stock option plan authorizing options which when exercised will represent 9,343,510 preferred shares. The strike price for the first program is R$11.85 per preferred share. For more information on our third stock option plan, see “Management—Stock Option and Restricted Stock Plan”.

On April 10, 2017, in connection with our initial public offering, we approved the issuance of capital in the amount of R$661,500 million and the formation of a capital reserve in the amount of R$661,500 million through the subscription of 63,000,000 preferred shares.

On June 1, 2017, we started charging our passangers a fee for checked baggage and believe this will be an important source of revenue going forward.

On July 5, 2017, we approved a repurchase plan of up to 700,000 preferred shares issued by the Company for maintenance in treasury and compliance with a portion of the obligations included in our equity-based incentive compensation plan and any other long-term compensation plans of the Company.

On July 24, 2017, Azul announced that (i) Antonoaldo Grangeon Trancoso Neves, who had been the president of Azul Linhas and Corporate Officer of Azul since 2014, was leaving the airline to become a member of the board of directors of TAP, (ii) John Rodgerson, who joined Azul in 2008 as one of its founders and has served as Chief Financial Officer and Investor Relations Officer, was replacing David Neeleman as Chief Executive Officer, and (ii) Alex Malfitani, who also joined Azul in 2008 as one of its founders and has served as head of TudoAzul, treasurer and finance director, was replacing Mr. Rodgerson as Chief Financial Officer. Mr. Neeleman continues to serve as our Chairman and Chief Executive Officer of our only operating subsidiary – Azul Linhas.

SUMMARY FINANCIAL AND OPERATING DATA

The following tables summarize our financial and operating data for each of the periods indicated. You should read this information in conjunction with our financial statements and related notes, and the information included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus.

This summary financial data for the six months ended June 30, 2017 and 2016 and for the years ended December 31, 2016, 2015 and 2014 has been derived from our unaudited interim consolidated and audited consolidated financial statements, respectively, included elsewhere in this prospectus, which have been prepared in accordance with IFRS.

Statements of Operations Data

	For the Six Months Ended June 30, (Unaudited)			For the Years Ended December 31,
	2017	2017	2016	2016	2016	2015	2014
	(US$)	(R$)	(R$)	(US$)	(R$)	(R$)	(R$)
	(in thousands, except amounts per share and %)
Operating revenue
Passenger revenue	932,467	3,084,786	2,716,080	1,749,232	5,786,809	5,575,344	5,129,613
Other revenue	154,846	512,263	396,397	266,937	883,082	682,522	673,440

Total revenue	1,087,313	3,597,049	3,112,477	2,016,169	6,669,891	6,257,866	5,803,053
Operating expenses
Aircraft fuel	(266,502)	(881,641)	(735,376)	(471,623)	(1,560,223)	(1,917,606)	(1,955,036)
Salaries, wages and benefits	(181,614)	(600,816)	(534,828)	(330,050)	(1,091,871)	(1,042,119)	(991,449)
Aircraft and other rent	(172,619)	(571,057)	(597,508)	(350,920)	(1,160,912)	(1,171,325)	(689,055)
Landing fees	(69,916)	(231,295)	(222,466)	(133,817)	(442,692)	(382,610)	(314,402)
Traffic and customer servicing	(50,640)	(167,527)	(158,788)	(98,933)	(327,289)	(307,926)	(240,783)
Sales and marketing	(41,809)	(138,313)	(131,436)	(83,490)	(276,203)	(258,214)	(239,359)
Maintenance, materials and repairs	(83,224)	(275,323)	(345,728)	(214,237)	(708,739)	(643,897)	(353,339)
Depreciation and amortization	(47,509)	(157,169)	(145,421)	(91,047)	(301,201)	(217,983)	(197,755)
Other operating expenses, net	(79,732)	(263,767)	(232,653)	(137,983)	(456,475)	(483,773)	(420,949)

	(993,564)	(3,286,908)	(3,104,204)	(1,912,099)	(6,325,605)	(6,425,453)	(5,402,127)

Operating income (loss)	93,749	310,141	8,273	104,070	344,286	(167,587)	400,926
Financial result
Financial income	10,356	34,261	14,833	15,436	51,067	43,178	41,518
Financial expense	(83,828)	(277,322)	(391,316)	(221,027)	(731,200)	(685,919)	(460,049)
Derivative financial instruments, net	(31,879)	(105,462)	4,301	3,265	10,800	(82,792)	4,245
Foreign currency exchange, net	10,207	33,766	221,168	54,310	179,668	(184,305)	(74,104)
	(95,144)	(314,757)	(151,014)	(148,016)	(489,665)	(909,838)	(488,390)
Result from related party transactions, net	6,236	20,631	33,188	49,285	163,045	—	—

Net income (loss) before income tax and social contribution	4,841	16,015	(109,553)	5,340	17,666	(1,077,425)	(87,464)
Income tax and social contribution	2,507	8,293	(61)	2,639	8,731	(1,366)	(4,368)
Deferred income tax and social contribution	(894)	(2,958)	(77,444)	(46,161)	(152,711)	3,886	26,792

Net income (loss) for the period	6,454	21,350	(187,058)	(38,182)	(126,314)	(1,074,905)	(65,040)

Basic and diluted income (loss) for the period per common share R$/US$(2)	0.00	0.00	(0.01)	(0.00)	(0.01)	(0.07)	(0.00)
Basic and diluted income (loss) for the period per preferred share R$/US$(2)	0.02	0.07	(0.91)	(0.17)	(0.55)	(5.42)	(0.35)

	For the Six Months Ended June 30, (Unaudited)			For the Years Ended December 31,
	2017	2017	2016	2016	2016	2015	2014
	(US$)	(R$)	(R$)	(US$)	(R$)	(R$)	(R$)
	(in thousands, except amounts per share and %)
Other financial data (unaudited):
EBITDA(3)	96,345	318,727	292,557	235,425	778,833	(449,148)	437,601
Adjusted EBITDA(4)	141,259	467,310	153,694	195,116	645,487	50,396	598,681
Adjusted EBITDAR(5)	313,878	1,038,367	751,202	546,036	1,806,399	1,221,721	1,287,736
Adjusted EBITDAR Margin(6)	28.9%	28.9%	24.1%	27.1%	27.1%	19.5%	22.2%

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2016 and for the six months ended June 30, 2017 have been translated to U.S. dollars using the rate R$3.3082 as of June 30, 2017, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Reflects the conversion ratio of 75.0 common shares to 1.0 preferred share and a two-for-one stock split on February 23, 2017.
(3)	We calculate EBITDA as net income (loss) minus interest income (comprised of interest on short-term investments), plus interest expense (comprised of interest on loans and interest on factoring credit card and travel agencies receivables), current and deferred income tax and social contribution and depreciation and amortization. We believe EBITDA is a well recognized performance measurement in the airline industry that is frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate EBITDA differently than us. EBITDA serves an indicator of overall financial performance, which is not affected by changes in rates of income tax and social contribution or levels of depreciation and amortization. Consequently, we believe that EBITDA serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decision. Because EBITDA does not include certain costs related to our business, such as interest expense, income taxes, depreciation, capital expenditures and other corresponding charges, which might significantly affect our net income, EBITDA has limitations which affect its use as an indicator of our profitability.
(4)	Adjusted EBITDA is equal to EBITDA adjusted to exclude foreign currency exchange, net, derivative financial instruments, net, other financial income (expense), and result from related party transactions, net. Adjusted EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate Adjusted EBITDA differently than us. Adjusted EBITDA serves as an indicator of overall financial performance that we believe serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because Adjusted EBITDA does not include certain costs related to our business, it has limitations which affect its use as an indicator of our profitability.
(5)	Adjusted EBITDAR is equal to Adjusted EBITDA adjusted to exclude the expenses related to aircraft and other rent expenses. Adjusted EBITDAR is presented as supplemental information, because (i) we believe EBITDAR is a valuation metric traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the measures used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, Adjusted EBITDAR is not a financial measure in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein. Other companies may calculate Adjusted EBITDAR differently than us. Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense. Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information. For more information on the limitations of Adjusted EBITDAR as an analytical tool, see “Presentation of Financial and Other Information—Financial Statements.” As for the use of EBITDAR in our debt financing instruments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings”.
(6)	Represents Adjusted EBITDAR divided by total operating revenue.

The following table presents the reconciliation of the non-IFRS performance measures EBITDA and Adjusted EBITDA and the valuation metric Adjusted EBITDAR to net income (loss) for the periods indicated below:

	For the Six Months Ended June 30, (Unaudited)			For the Years Ended December 31,
	2017	2017	2016	2016(1)	2016	2015	2014
	(US$)	(R$)	(R$)	(US$)	(R$)	(R$)	(R$)
	(in thousands, except Adjusted EBITDAR margin)
Reconciliation:
Net income (loss) for the period	6,454	21,350	(187,058)	(38,182)	(126,314)	(1,074,905)	(65,040)
Plus (minus):
Interest expense(2)	52,100	172,356	270,919	150,401	497,557	450,960	364,255
Interest income(3)	(8,105)	(26,813)	(14,230)	(11,363)	(37,591)	(40,666)	(36,945)
Income tax and social contribution	(2,507)	(8,293)	61	(2,639)	(8,731)	1,366	4,368
Deferred income tax and social contribution	894	2,958	77,444	46,161	152,711	(3,886)	(26,792)
Depreciation and amortization	47,509	157,169	145,421	91,047	301,201	217,983	197,755

EBITDA(4)	96,345	318,727	292,557	235,425	778,833	(449,148)	437,601
Foreign currency exchange, net(5)	(10,207)	(33,766)	(221,168)	(54,310)	(179,668)	184,305	74,104
Derivative financial instruments, net(6)	31,879	105,462	(4,301)	(3,265)	(10,800)	82,792	(4,245)
Other financial expenses(7)	31,729	104,966	120,397	70,625	233,643	234,959	95,794
Other financial income	(2,251)	(7,448)	(603)	(4,074)	(13,476)	(2,512)	(4,573)
Result from related party transactions, net	(6,236)	(20,631)	(33,188)	(49,285)	(163,045)	—	—

Adjusted EBITDA(4)(8)	141,259	467,310	153,694	195,116	645,487	50,396	598,681
Aircraft and other rent	172,619	571,057	597,508	350,920	1,160,912	1,171,325	689,055

Adjusted EBITDAR(9)	313,878	1,038,367	751,202	546,036	1,806,399	1,221,721	1,287,736

Adjusted EBITDAR Margin (%)(10)	28.9%	28.9%	24.1%	27.1%	27.1%	19.5%	22.2%

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2016 and for the six months ended June 30, 2017 have been translated to U.S. dollars using the rate R$3.3082 as of June 30, 2017, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Interest expense is interest on loans and interest on factoring credit card, and travel agencies receivables, which is a component of financial expense. See note 25 to our audited consolidated financial statements.
(3)	Interest income is interest on short-term investments, which is a component of financial income. See note 25 to audited consolidated financial statements.
(4)	EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to EBITDA and Adjusted EBITDA as used by other companies which may calculate Adjusted EBITDA in a manner which differs from ours. EBITDA and Adjusted EBITDA are not measures of financial performance in accordance with IFRS. They do not represent cash flow for the corresponding periods, and should not be considered as alternatives to net income or loss or as measures of operating performance, cash flow or liquidity, nor should they be considered for the calculation of dividend distribution.
(5)	Represents the foreign exchange remeasurement on U.S. dollar and Euros denominated assets and liabilities.
(6)	Represents currency forward contracts used to protect our U.S. dollar exposure.
(7)	Other financial expenses are a component of our financial expense. See Note 25 to our audited consolidated financial statements.
(8)	Adjustments exclude the effects of the following items: (i) the foreign currency exchange variation relating to foreign currency denominated assets and liabilities; (ii) gains or losses in connection with our derivative instruments used to protect us against variations of the U.S. dollar compared to the real; (iii) other financial expenses (does not include interest expenses), which is a component of financial expenses; (iv) other financial income (does not include interest income), which is a component of financial income; and (v) result from related parties, net (as applicable). We believe that such adjustments are useful to indicate our operating performance.
(9)	Adjusted EBITDAR is equal to Adjusted EBITDA adjusted to exclude the expenses related to aircraft and other rent expenses. Adjusted EBITDAR is presented as supplemental information, because (i) we believe EBITDAR is a valuation metric traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the measures used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, Adjusted EBITDAR is not a financial measure in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein. Other companies may calculate Adjusted EBITDAR differently than us. Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense. Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information. For more information on the limitations of Adjusted EBITDAR as an analytical tool, see “Presentation of Financial and Other Information—Financial Statements.” As for the use of EBITDAR in our debt financing instruments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings”.
(10)	Represents Adjusted EBITDAR divided by total operating revenue.

Balance Sheet Data

The following tables present key line items from our historical balance sheet data:

	As of December 31,
	2016	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)
	(in thousands)
Cash and cash equivalents	166,001	549,164	636,505	388,959

Total assets	2,539,269	8,400,409	7,839,164	6,239,199

Loans and financing(2)	1,219,544	4,034,495	4,810,945	3,259,184
Equity	302,880	1,001,987	(392,169)	416,495

Total liabilities and equity	2,539,269	8,400,409	7,839,164	6,239,199

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2016 have been translated to U.S. dollars using the rate R$3.3082 as of June 30, 2017, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Includes current and non-current loans and financing.

	As of June 30, (Unaudited)
	2017	2017	2016
	(US$)(1)	(R$)	(R$)
	(in thousands)
Cash and cash equivalents	151,416	500,914	157,589

Total assets	2,776,222	9,184,296	7,801,471

Loans and financing(2)	1,100,856	3,641,852	4,252,190
Equity	691,667	2,288,174	(364,301)

Total liabilities and equity	2,776,222	9,184,296	7,801,471

(1)	For convenience purposes only, the amounts in reais for the six months ended June 30, 2017 have been translated to U.S. dollars using the rate R$3.3082 as of June 30, 2017, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Includes current and non-current loans and financing.

Operating Data

	As of and For the Years Ended December 31,
	Unaudited
	2016(1)		2016	2015	2014
Operating Statistics (unaudited):
Operating aircraft at end of period	123		123	144	138

Total aircraft at end of period	124		124	152	153

Cities served at end of period	102		102	102	106
Average daily aircraft utilization (hours)	10.1		10.1	9.5	9.6
Stage length (km)	848		848	830	727
Number of departures	261,611		261,611	280,832	283,755
Block hours	403,888		403,888	435,683	422,873
Passenger flight segments	20,619,707		20,619,707	21,794,939	20,409,931
Revenue passenger kilometers (RPKs) (million)	18,236		18,236	18,636	15,671
Available seat kilometers (ASKs) (millions)	22,869		22,869	23,423	19,747
Load Factor (%)	79.7%		79.7%	79.6%	79.4%
Passenger revenue (in thousands)	US$ 1,749,232	(1)	R$ 5,786,809	R$ 5,575,344	R$ 5,129,613
Passenger revenue per ASK (cents) (PRASK)	US$ 7.65	(1)	R$25.30	R$23.80	R$25.98
Operating revenue per ASK (cents) (RASK)	US$ 8.82	(1)	R$29.17	R$26.72	R$29.39
Yield per ASK (cents)	US$ 9.59	(1)	R$31.73	R$29.92	R$32.73
Trip cost	US$ 7,309	(1)	R$24,179	R$22,880	R$19,038
End-of-period FTEs per aircraft	84		84	73	76
CASK (cents)	US$ 8.36	(1)	R$27.66	R$27.43	R$27.36
CASK (ex-fuel) (cents)(2)	US$ 6.30	(1)	R$20.84	R$19.25	R$17.46
Fuel liters consumed (thousands)	880,941		880,941	906,778	789,150
Average fuel cost per liter	US$ 0.54	(1)	R$1.77	R$2.11	R$2.48

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2016 have been translated to U.S. dollars using the rate R$3.3082 as of June 30, 2017, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	CASK (ex-fuel) means CASK excluding all fuel costs.

	As of and for the Six Months Ended June 30,
	Unaudited
	2017(1)		2017	2016
Operating Statistics (unaudited):
Operating aircraft at end of period	123		123	121

Total aircraft at end of period	140		140	148

Cities served at end of period	102		102	107
Average daily aircraft utilization (hours)	10.2		10.2	9.3
Stage length (km)	877		877	847
Number of departures	132,022		132,022	129,507
Block hours	204,449		204,449	200,210
Passenger flight segments	10,946,042		10,946,042	10,039,275
Revenue passenger kilometers (RPKs) (million)	10,015		10,015	8,846
Available seat kilometers (ASKs) (millions)	12,340		12,340	11,270
Load Factor (%)	81.2%		81.2%	78.5%
Passenger revenue (in thousands)	US$ $932,467	(1)	R$3,084,786	R$2,716,080
Passenger revenue per ASK (cents) (PRASK)	US$ 7.56	(1)	R$25.00	R$24.10
Operating revenue per ASK (cents) (RASK)	US$ 8.81	(1)	R$29.15	R$27.62
Yield per ASK (cents)	US$ 9.31	(1)	R$30.80	R$30.70
Trip cost	US$ 7,526	(1)	R$24,897	R$23,969
End-of-period FTEs per aircraft	87		87	84
CASK (cents)	US$ 8.05	(1)	R$26.64	R$27.54
CASK (ex-fuel) (cents)(2)	US$ 5.89	(1)	R$19.49	R$21.02
Fuel liters consumed (thousands)	459,105		459,105	434,627
Average fuel cost per liter	US$ 0.58	(1)	R$1.92	R$1.69

(1)	For convenience purposes only, the amounts in reais for the six months ended June 30, 2017 have been translated to U.S. dollars using the rate R$3.3082 as of June 30, 2017, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	CASK (ex-fuel) means CASK excluding all fuel costs.

THE OFFERING

The Issuer	Azul S.A.

The global offering	preferred shares, to be offered in an international offering and a Brazilian offering by the Selling Shareholders. The number of preferred shares offered in the international offering and the Brazilian offering is subject to reallocation between the offerings. The closings of the international offering and the Brazilian offering are conditioned upon each other.

International offering	The Selling Shareholders are offering preferred shares, in the form of ADSs, through the international underwriters in the United States and elsewhere outside Brazil.

The international underwriters will also act as placement agents, or the Placement Agents, on behalf of the Brazilian underwriters with respect to the sale of preferred shares to investors located outside Brazil who are authorized to invest in Brazilian securities according to the rules of the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, and the CVM.

Brazilian offering

Concurrently with the international offering, the Selling Shareholders are offering preferred shares through the Brazilian underwriters in a public offering with restricted placement efforts:

1.    to no more than 75 professional investors to be subscribed or acquired by no more than 50 professional investors in Brazil,

2.    pursuant to an exemption from registration under CVM Instruction No. 476;

3.    to investors outside of Brazil that comply with the registration requirements of CVM Instruction No. 560 and CMN Resolution No. 4,373 or Law no. 4,131.

The Brazilian offering will be made by means of a separate Brazilian offering memorandum in Portuguese. The Brazilian offering has not been and will not be registered with the CVM.

A portion of these preferred shares offered through the Brazilian offering may be placed by the international placement agents outside of Brazil, as described above in the context of the international offering. Selling Shareholders are offering a total of preferred shares when considering the preferred shares offered through the Brazilian underwriters to investors in Brazil together with the preferred shares placed by the international placement agents outside of Brazil.

Payment for our preferred shares (other than preferred shares in the form of ADSs) must be made in reais through the facilities of the B3 Central Depository. The Selling Shareholders expect to deliver the preferred shares in the Brazilian offering through the facilities of the B3 Central Depository on or about , 2017. Trades in our preferred shares on the B3 will settle through the facilities of the B3 Central Depository.

Selling Shareholders	STAR Sabia, LLC, WP-New Air, LLC, ZDBR LLC, Maracatu LLC, Saleb II Founder 1 LLC, Trip Investimentos Ltda., Trip Participações S.A. and Rio Novo Locações Ltda.

International underwriters	Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Itau BBA USA Securities, Inc., Banco do Brasil Securities LLC, Banco Bradesco BBI S.A., J.P. Morgan Securities LLC, Raymond James & Associates, Inc. and Santander Investment Securities Inc.

Citibank Global Markets Inc., Deutsche Bank Securities Inc and Itau BBA USA Securities, Inc., will act as representatives, or the Representatives, for the international underwriters.

The international underwriters (except for Banco Bradesco BBI S.A.), together with Safra Securities LLC and Securities Inc., will also act as placement agents on behalf of the Brazilian underwriters with respect to the placement of preferred shares outside of Brazil not in the form of ADSs. Bradesco Securities Inc. will also act as placement agent on behalf of Banco Bradesco BBI S.A. for the sale of preferred shares in the form of ADSs. Safra Securities LLC will not be underwriting, offering or selling any ADSs in this global offering.

Brazilian underwriters	Banco Itaú BBA S.A., Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Deutsche Bank S.A. – Banco Alemão, BB – Banco de Investimento S.A., Banco Bradesco BBI S.A., Banco J.P. Morgan S.A., Banco J. Safra S.A. and Banco Santander (Brasil) S.A.

Shares outstanding immediately prior to and after this global offering	928,965,058 common shares and 317,571,266 preferred shares. No common nor preferred shares are being issued by us in connection with this global offering.

Each common share is convertible into preferred shares at the ratio of 75.0 common shares for 1.0 preferred share pursuant to our by-laws. After applying this conversion ratio, solely for the purposes of calculating each shareholder’s economic interest in our capital, we would have 329,957,467 preferred shares outstanding prior to and after this global offering on a fully-converted basis. This conversion, however, is purely theoretical because, under Brazilian corporate law, the total number of shares with no or with limited voting rights may not exceed 50% of the total number of outstanding shares issued by a corporation.

Preferred shares being offered	Preferred shares without voting rights, except for the voting rights mentioned in “Description of Capital Stock—Voting rights” for as long as our company is listed on the Level 2 segment of B3. Holders of our preferred shares benefit from certain tag-along rights, the right to receive 75 times the dividends paid on our common shares and liquidation preferences, all as described in “Description of Capital Stock.”

ADSs	Each ADS represents three preferred shares and may be represented by American depositary receipts, or ADRs. The ADSs will be issued under a deposit agreement entered into among us, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued under the deposit agreement.

Options to purchase additional ADSs	The Selling Shareholders will grant the international underwriters an option, exercisable by Citigroup Global Markets Inc., on behalf of the international underwriters, upon prior written notice to the other international underwriters, us and the Selling Shareholders, for 30 days from, but not including, the date of the final prospectus to purchase up to 4,063,019 additional preferred shares, in the form of ADSs at the offering price less the underwriting discount, solely to cover over-allotments of ADSs. See “Underwriters (Conflicts of Interest)—Option.” If any additional ADSs are purchased using this option, the international underwriters will offer them on the same terms as the ADSs being offered in the international offering.

Offering price	R$ per preferred share and US$ per ADS, calculated at the exchange rate of R$ per US$1.00 as of , 2017.

Use of proceeds	We will not receive any proceeds from the sale of preferred shares, including in the form of ADSs, by the Selling Shareholders.

Conflicts of Interest	Itau BBA USA Securities, Inc., one of the international underwriters, or one of its affiliates expects to effect a foreign exchange transaction with the issuer in this offering pursuant to which such affiliate will advance funds to the issuer so that the issuer can pay, on behalf of the Selling Shareholders, Brazilian taxes that will be owed by the Selling Shareholders with respect to the issuance of the ADSs that will be sold in the offering one business day prior to the closing of the offering. Such underwriter or its affiliate is expected to receive at least 5% of the net offering proceeds in connection with repayment of this advance to the Selling Shareholders and, therefore, has a “conflict of interest” pursuant to FINRA Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Any underwriter that has a conflict of interest pursuant to the rule will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Additionally, under certain circumstances, FINRA Rule 5121 requires that a “qualified independent underwriter” (as defined in the rule) participate in the preparation of the prospectus and perform its usual standard of due diligence for the offering. Deutsche Bank Securities Inc. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus.

Listing	Our ADSs are currently listed on the New York Stock Exchange, or NYSE, under the symbol “AZUL” and our preferred shares are currently listed on the Level 2 segment of B3 under the symbol “AZUL4”. We cannot assure you that a trading market for our preferred shares or ADSs will continue.

Transfer restrictions	Our preferred shares, including in the form of ADSs, will be subject to certain transfer restrictions as described under “Underwriters (Conflicts of Interest)—Selling Restrictions.”

Dividends and dividend policy	Holders of our preferred shares are entitled to receive 75 times the value of dividends (and other distributions) distributed to holders of our common shares. Holders of our common and preferred shares are entitled to receive, subject to the proportion described above, an aggregate annual mandatory distribution of at least 0.1% of our adjusted net income as calculated and adjusted pursuant to Brazilian corporate law. Holders of our preferred shares are entitled to the general voting rights provided in the Corporate Governance Rules of the Level 2 segment of B3. For further details, see the sections of this prospectus entitled “Description of Capital Stock—Voting Rights” and “Dividend Policy.”

Lock-up agreement	We, the Selling Shareholders, our directors and executive officers and holders of at least 1.0% of our common shares or 1.0% of our economic interest will agree, for a period of 90 days after the date of this prospectus, subject to certain exceptions, not to issue, offer, sell, contract to sell, pledge, deposit or otherwise transfer or dispose of, directly or indirectly, or file with the SEC or the CVM a registration statement relating to, any preferred shares, ADSs or securities convertible into or exchangeable or exercisable for preferred shares (including our common shares) or ADSs, or publicly disclose any intention to make any such issuance, offer, sale, pledge, deposit, transfer, disposition or filing, without the prior written consent of the Representatives. Notwithstanding the foregoing, following the first 30 days of this 90-day period, our directors and executive officers will not be subject to the restrictions described above with respect to up to 10% of their preferred shares and ADSs, including those resulting from the exercise of their respective stock options, if any.

In addition, as a result of our initial public offering, we, the Selling Shareholders, certain of our directors and officers and holders of at least 1.0% of our common shares or 1.0% of our economic interest are currently subject to customary transfer restrictions, which will remain in effect following the date of this prospectus. See “Underwriters (Conflicts of Interest)—No sale of similar securities.”

Controlling shareholder	Prior to this global offering, David Neeleman owns, directly or indirectly, 67% of our common shares, giving him 67% of the voting rights in our company. Following this global offering, Mr. Neeleman will continue to control all shareholders’ decisions, including the ability to appoint a majority of our board of directors.

Tag-along rights	Holders of our common and preferred shares have the right to participate in a public tender offer for control of Azul, on the same terms and conditions (taking into account the 75:1 conversion ratio) as are offered to our controlling shareholder in any sale of control transaction. The minimum price per common or preferred share to be offered for such common or preferred shares shall be at least 75 times the price per share paid for the controlling stake. See “Description of Capital Stock—Rights of our Common and Preferred Shares.”

Our principal shareholders also have certain tag-along rights applicable to sales of common shares by them. See “Description of Capital Stock—Post-IPO Shareholders’ Agreement.”

Depositary	Citibank, N.A.

Taxation	For a discussion of the material Brazilian and U.S. federal income tax consequences relating to an investment in our preferred shares, including in the form of ADSs, see “Taxation – Material U.S. Federal Income Tax Consequences.”

Risk factors	Investing in our preferred shares, including in the form of ADSs, involves risks. See “Risk Factors” beginning on page 25 and the other information included in this prospectus for a discussion of the factors you should consider before deciding to invest in our preferred shares, including in the form of ADSs.

RISK FACTORS

This offering and an investment in our preferred shares, including in the form of ADSs, involve a high degree of risk. You should carefully consider the risks described below before making an investment decision. We could be materially and adversely affected by any of these risks. The trading price of our preferred shares, including in the form of ADSs, could decline due to any of these risks or other factors, and you may lose all or part of your investment.

The risks described below are those that we currently believe may adversely affect us or our preferred shares, including in the form of ADSs. In general, investing in the securities of issuers in emerging market countries such as Brazil involves risks that are different from the risks associated with investing in the securities of U.S. companies and companies located in other countries with more developed capital markets.

To the extent that information relates to, or is obtained from sources related to, the Brazilian government or Brazilian macroeconomic data, industry data or other third parties, the following information has been extracted from official publications of the Brazilian government or other reliable third party sources and has not been independently verified by us.

Risks Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our preferred shares, including in the form of ADSs.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, foreign exchange rate controls, currency devaluations, capital controls and limits on imports. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be adversely affected by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws;

•	economic, political and social instability;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	the Brazilian government’s intervention, modification or rescission of existing concessions;

•	the Brazilian government’s control of or influence on the control of certain oil producing and refining companies; and

•	other political, social and economic developments in or affecting Brazil.

In addition, Brazil is currently experiencing a recession and weak macroeconomic conditions in Brazil are expected to continue in 2017, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting Our Financial Condition and Results of Operations.” We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our preferred shares, including in the form of ADSs. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our preferred shares, including in the form of ADSs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Brazilian political environment and macroeconomic conditions.”

The ongoing economic uncertainty and political instability in Brazil may adversely affect us and the price of our preferred shares, including in the form of ADSs.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Weak macroeconomic conditions in Brazil are expected to continue in 2017. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato, have negatively impacted the Brazilian economy and political environment. Members of the Brazilian government as well as senior officers of large state-owned companies have faced or are currently facing allegations of corruption and money laundering as a result of these investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. A number of senior politicians, including members of Congress, and high-ranking executives officers of major corporations and state-owned companies in Brazil have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions. The potential outcome of Lava Jato as well as other ongoing corruption-related investigations is uncertain, but they have already had an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital market. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

President Dilma Rousseff was suspended from office on May 12, 2016, when the Brazilian Senate voted to hold a trial on impeachment charges against her. President Rousseff was replaced by Vice-President Michel Temer, who served as acting President until Ms. Rousseff was permanently removed from office by the Senate on August 31, 2016. In May 2017, several motions for impeachment proceedings against President Temer were filed in Congress by opposition parties following the surfacing of allegations that Mr. Temer had appeared to endorse the bribing of a jailed politician. On June 26, 2017, Brazil’s chief prosecutor initiated criminal indictment proceedings against President Temer, which were then referred to Congress for an indictment decision. On August 2, 2017, Congress decided by a majority vote against criminally indicting President Temer on these charges, and the charges were dismissed for the remainder of his term in office. On an unrelated proceeding, on June 9, 2017, the Brazilian Supreme Court decided that there was insufficient evidence to rule against President Temer and former President Rousseff on charges relating to illegal campaign financing during President Temer and former President Rousseff’s 2014 election campaign. Nevertheless, it is possible that Brazil’s chief prosecutor may bring additional charges against President Temer in the future which, if decided against President Temer, could ultimately result in his removal from office. We cannot predict how the ongoing investigations and proceedings will affect us or the price of our preferred shares, including in the form of ADRs. Furthermore, uncertainty over whether the acting Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies.

In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices as well as rising unemployment), the perception of widespread corruption, as well as the potential for severe water and electricity rationing following a decrease in rainfall and water reservoir levels throughout Brazil in early 2016.

Any of the above factors may create additional political uncertainty, which could have a material adverse effect on the Brazilian economy and, consequently, on us and the price of our preferred shares, including in the form of ADSs.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our preferred shares, including in the form of ADSs.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real appreciated against the U.S. dollar by 16.5% at year-end 2016 as compared to year-end 2015. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.251 per U.S. dollar on December 31, 2016, 2016, and R$3.3082 per U.S. dollar on June 30, 2017, reflecting a 1.80% depreciation in the real against the U.S. dollar. There can be no assurance that the real will not depreciate against the U.S. dollar or other currencies in the future.

Our revenues are denominated in reais and a significant part of our operating expenses, such as fuel, certain aircraft operating lease agreements, certain flight hour maintenance contracts and aircraft insurance, are denominated in, or linked to, foreign currency. In addition, we have and may incur substantial amounts of U.S. dollar-denominated operating lease or financial obligations, fuel costs linked to the U.S. dollar and U.S. dollar-denominated indebtedness in the future or similar exposures to other foreign currencies. As of June 30, 2016 and as of June 30, 2017, 53.4% and 52.8% of our operating expenses, respectively, were denominated in, or linked to, foreign currency.

We are not always fully hedged against fluctuations of the real. In light of the foregoing, there can be no assurance we will be able to protect ourselves against the effects of fluctuations of the real. Depreciation of the real could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole, harm us, curtail access to financial markets and prompt government intervention, including recessionary governmental policies. Depreciation of the real can also, as in the context of the current global economic recovery, lead to decreased consumer spending, and reduced growth of the economy as a whole. Consequently, when the real appreciates, we incur losses on our monetary assets denominated in, or indexed to, a foreign currency, such as the U.S. dollar, and our liabilities denominated in, or indexed to, foreign currency, decreases as the liabilities and assets are translated into reais.

Any depreciation of the real against the U.S. dollar may have an adverse effect on us, including leading to a decrease in our profit margins or to operating losses caused by increases in U.S. dollar-denominated costs (including fuel costs), increases in interest expense or exchange losses on unhedged fixed obligations and indebtedness denominated in foreign currency.

Inflation and certain measures by the Brazilian government to curb inflation have historically adversely affected the Brazilian economy and Brazilian capital market, and high levels of inflation in the future would adversely affect us and the price of our preferred shares, including in the form of ADSs.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital market.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 1.2% and 4.4% for the six months ended June 30, 2017 and 2016, respectively, and 6.4%, 10.7% and 6.3% for the years 2016, 2015 and 2014, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could adversely affect us and the price of our preferred shares, including in the form of ADSs. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 7.25% in 2014 to 13.75% in 2016, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil - COPOM). Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

In the event that Brazil experiences high inflation in the future, we may not be able to adjust the prices we charge our passengers to offset the potential impacts of inflation on our expenses, including salaries. This would lead to decreased net income, adversely affecting us. Inflationary pressures may also adversely affect our ability to access foreign financial markets, adversely affecting us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may adversely affect the Brazilian economy and the price of Brazilian securities, including the price of our preferred shares, including in the form of ADSs.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of Brazilian companies may have their businesses adversely affected. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for Brazilian securities, such as our preferred shares, including in the form of ADSs. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. On January 20, 2017, Donald Trump became the President of the United States. We have no control over and cannot predict the effects of Donald Trump’s administration or policies. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may adversely affect us and the price of our preferred shares, including in the form of ADSs.

Any further downgrading of Brazil’s credit rating could adversely affect the price of our preferred shares, including in the form of ADSs.

We can be adversely affected by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Brazil has lost its investment grade sovereign debt credit rating by the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BBB-minus to BB-plus in September 2015, subsequently reduced it to BB in February 2016, and maintained its negative outlook on the rating, citing Brazil’s fiscal difficulties and economic contraction as signs of a worsening credit situation. In December 2015, Moody’s placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. Fitch downgraded Brazil’s sovereign credit rating to BB-plus with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in May 2016 to BB with a negative outlook.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently the prices of securities issued by Brazilian companies have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, adversely affect the price of our preferred shares, including in the form of ADSs.

Variations in interest rates may have adverse effects on us.

We are exposed to the risk of interest rate variations, principally in relation to the Long Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, with respect to loans denominated in reais, the Interbank Deposit Rate, or CDI Rate, and with respect to operating and finance leases and debt-financed aircraft denominated in U.S. dollars, the London Interbank Offer Rate, or LIBOR.

If the CDI Rate or LIBOR were to increase, our repayments under loans, operating and finance leases would increase, and we may not be able to adjust the prices we charge to offset increased payments. For example, our repayments under many of our operating and finance leases and debt-financed aircraft are linked to LIBOR. The outstanding loan balance due on our finance lease and debt-financed aircraft contracts linked to LIBOR amounted to R$1,769.5 million as of December 31, 2016 and R$1,646.0 million as of June 30, 2017.

Significant increases in consumption, inflation or other macroeconomic pressures may lead to an increase in these rates. Variations in the CDI Rate or LIBOR may have adverse effects on us. An increase of 0.5% in the CDI Rate would represent additional expenses in interest rates of R$9.3 million per year. On the other hand, an increase of 0.5% in LIBOR would represent additional expenses in interest rates of R$7.8 million. For further information regarding our exposure to the risk of interest rate variations, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting Our Financial Condition and Results of Operations—Effects of exchange rates, interest rates and inflation.”

Deficiencies in Brazilian infrastructure, particularly in airports and ports, may adversely affect us.

We offer products and services that depend on the performance and reliability of the infrastructure in Brazil and abroad. Historically, public investment in the construction and development of airports, ports, highways and railroads has been relatively low, which affects the demand for domestic tourism and could also affect our ability to carry out our operations or limit our expansion plans as well as cause delays and increase operational costs. For example, in 2007, Brazil passed through a significant crisis with its air traffic control systems, which negatively impacted air travel and the tourism industry as a whole. Insufficient public and/or private investment in the expansion of Brazilian infrastructure, particularly airports, ports and other travel hubs could lead to a decrease in sales or lower growth rates than we expect, which may adversely affect us and growth prospects. In particular, lack of or insufficient investment in the maintenance at our main hub in Campinas could impact the general activity and operation of the airport, which would adversely impact us. For example, Aeroportos Brasil, which holds a concession for the operation of Viracopos airport from ANAC, has not complied with its contractual obligations relating to the construction of a new terminal and has announced its intention to return the concession for the operation of Viracopos airport to ANAC. For more information, see “Business—Airports and Other Facilities and Properties—Airports” and “Business—Legal Proceedings.”

Risks Relating to our Business and the Brazilian Civil Aviation Industry

Substantial fluctuations in fuel costs or the unavailability of fuel, which is mostly provided by one supplier, would have an adverse effect on us.

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel expenses, which at times in 2007 and 2008 were at historically high levels, constitute a significant portion of our total operating expenses, accounting for 26.8% of our operating expenses for the first six months ended June 30, 2017 and 23.7% for the first six months ended June 30, 2016. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Events resulting from prolonged instability in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, may result in substantial price increases and/or make it difficult to obtain adequate supplies, which may adversely affect us. Natural disasters or other large unexpected disrupting events in regions that normally consume significant amounts of other energy sources could have a similar effect. The price and future availability of fuel cannot be predicted with any degree of certainty, and significant increases in fuel prices may harm our business. Our hedging activities may not be sufficient to protect us from fuel price increases, and we may not be able to adjust our fares adequately to protect us from this cost.

We purchase fuel from a number of distributors in Brazil, principally from BR Distribuidora, a subsidiary of Petrobras, Air BP Brasil Ltda. and Raízen Combustíveis Ltda., with whom we have agreements to exclusively purchase all of our jet fuel needs in certain locations. BR Distribuidora provides 71.6% of our fuel and is entitled to terminate its fuel supply contracts with us for a number of reasons, including (i) non-compliance with any contractual obligation, (ii) non-payment of invoices up to 60 days after expiration and (iii) in the event of our judicial or extrajudicial liquidation. In addition, BR Distribuidora may be unable to guarantee its fuel supply to us, for example due to difficulties in its production, import, refining or distribution activities. If we were unable to obtain fuel on similar terms from alternative suppliers, our business would be adversely affected. In addition, our agreement with BR Distribuidora enables us to lock in the cost of the jet fuel that we will consume in the future. Accordingly, in case this agreement is terminated, we will be required to enter into alternative hedging or pay higher prices, which would adversely affect us.

We and the airline industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to adversely affect us and our ability to obtain financing on acceptable terms.

Our operations and the airline industry in general are particularly sensitive to changes in economic conditions. Unfavorable economic conditions, such as high unemployment rates, a constrained credit market, low or negative GDP growth, unfavorable exchange rates and increased business operating expenses, can reduce spending for both leisure and business travel. Unfavorable economic conditions can also impact our ability to raise fares to counteract increases in fuel, labor, and other expenses. In particular, the recent recession in the Brazilian economy and political instability has adversely affected industries with significant spending in travel, including government, oil and gas, mining and construction. In addition to decreases in load factors, reduced spending on business travel also affects the quality of demand, resulting in our inability to sell as many high-yield tickets.

An increasingly unfavorable economic environment would likely adversely affect us. In addition, a significant instability of the credit, capital and financial markets, could result in increasing our borrowing costs, adversely affect us. We typically finance our aircraft through operating and finance leases and debt-finance. We may not be able to continue to obtain financing on terms attractive to us, or at all. To the extent we cannot obtain such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would adversely affect us and our growth strategy. These factors could also adversely affect our ability to obtain financing on acceptable terms and our liquidity in general.

Because the airline industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue and this may harm our ability to attain our strategic goals.

The airline industry is characterized by low gross profit margins; high fixed costs, such as aircraft ownership and leasing, headquarters facility and personnel, information technology system license costs, training and insurance expenses; and revenues that generally exhibit substantially greater elasticity than costs. The operating costs of each flight do not vary significantly with the number of passengers flown and, therefore, a relatively small change in the number of passengers, fare pricing or traffic mix could have a significant effect on operating and financial results.

We expect to incur additional fixed costs, including contractual debt as we lease or acquire new aircraft and other equipment to implement our growth strategy or other purposes. As of June 30, 2017, we had 99 orders consisting of 55 next-generation Airbus A320neo family aircraft, to be delivered between the second half of 2017 and 2023, three Airbus A350 aircraft, two of which were transfered to certain Hainan affiliates in August 2017, eight ATRs to be delivered between 2019 and 2021, and 33 next-generation E-195 E2 aircraft with deliveries starting in 2019.

As a function of our fixed costs, we may (i) have limited ability to obtain additional financing, (ii) be required to dedicate a significant part of our cash flow to fixed costs resulting from operating leases and debt for aircraft, (iii) incur higher interest or leasing expenses for the event that interest rates increase or (iv) have a limited ability to plan for, or react to, changes in our businesses, the civil aviation sector generally and overall macroeconomic conditions. In addition, volatility in global financial markets may make it difficult for us to obtain financing to manage our fixed costs on favorable terms or at all.

As a result of the foregoing, we may be unable to quickly adjust our fixed costs in response to changes in our revenues. A shortfall from expected revenue levels could have a material adverse effect on us.

Changes to the Brazilian civil aviation regulatory framework may adversely affect us, our business and results of operations, including our competitiveness and compliance costs.

Brazilian aviation authorities monitor and influence the developments in Brazil’s airline market. For example, in July 2014, ANAC published new rules governing the allocation of slots at the main Brazilian airports, which consider operational efficiency (on-time performance and regularity) as the main criteria for the allocation of take-off and landing slots at Brazilian airports. The policies of Brazilian aviation authorities, including ANAC, may adversely affect us and our operations.

For a description of recent changes to the Brazilian civil aviation regulatory framework, see “Regulation—Airport Infrastructure”. For a description of recent changes to and pending legislation regarding the Brazilian civil aviation regulatory framework, see “Regulation—Pending Legislation”.

Changes to the Brazilian civil aviation regulatory framework, including the policies of ANAC and/or INFRAERO as well as other aviation supervisory authorities, could increase our costs and change the competitive dynamics of our industry and may adversely affect us. In addition, we cannot guarantee that any of the operating concessions that we hold will be renewed or that we will obtain new concession. Any change that requires us to dedicate a significant level of resources on compliance with new aviation regulations, for example, would result in additional expenditure on compliance and consequently adversely affect us.

We operate in a highly competitive industry and actions by our competitors could adversely affect us.

We face intense competition on certain routes in Brazil from existing scheduled airlines, charter airlines and potential new entrants in our market and also with regards to our loyalty program TudoAzul. In particular, we face strong competition in routes and markets where our network overlaps with that of our main competitors. As of June 30, 2017, 25% and 22% of our domestic network overlapped with that of Gol and LATAM, respectively. Airlines increase or decrease capacity in markets based on perceived profitability. Decisions by our competitors that increase overall industry capacity, or capacity dedicated to a particular region, market or route, as well as any other management decisions that increase a potential competitor’s market share, could have a material adverse impact on us. Our growth and the success of our business model could stimulate competition in our markets through the development of similar strategies by our competitors. If these competitors adopt and successfully execute similar business models, we could be adversely affected.

Each year we may face increased competition from existing and new participants in the Brazilian market. The air transportation sector is highly sensitive to price discounting and the use of very aggressive pricing policies by some airlines. Other factors, such as flight frequency, schedule availability, brand recognition, and quality of offered services (such as loyalty programs, VIP airport lounges, in-flight entertainment and other amenities) also have a significant impact on market competitiveness. In addition, the barriers to entering the domestic market are relatively low and we cannot assure you that existing or new competitors in our markets will not offer lower prices, more attractive services or increase their route capacity in an effort to obtain greater market share. We may also face competition from international airlines as they introduce and expand flights to Brazil. In addition to competition among scheduled airlines and charter operators, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses and automobiles. Finally, the Brazilian government and regulators could give preference to new entrants or provide support to our competitors, for example, when granting new and current slots in Brazilian airports, as previously occurred with respect to new slots at Congonhas airport.

In addition, technology advancements may limit the desire for air travel. For example, video teleconferencing and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower cost substitutes for air travel.

Furthermore, new competitors may target TudoAzul’s business partners and members or enter the loyalty marketing industry. We cannot assure you that an increase in competition faced by TudoAzul will not have an adverse effect on the growth of our business with respect to TudoAzul or in general. If we are unable to adjust rapidly to the changing nature of competition in our markets or if the Brazilian loyalty marketing industry does not grow sufficiently to accommodate new participants, it could have an adverse effect on us.

Further consolidation in the Brazilian and global airline industry may adversely affect us.

As a result of the competitive environment in which we operate, there may be further consolidation in the Brazilian and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. Our competitors could increase their scale, diversity and financial strength and may have a competitive advantage over us, which would adversely affect us. Consolidations in the airline industry and changes in international alliances are likely to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures than us.

We routinely engage in analysis and discussions regarding our own strategic position, including alliances, code-share arrangements, investments, acquisitions, interline arrangements and loyalty program enhancements, and may have future discussions with other airlines regarding similar arrangements. To the extent we act as consolidators, we may not be able to successfully integrate the business and operations of companies acquired, governmental approvals may be delayed, costs of integration and fleet renovation may be greater than anticipated, synergies may not meet our expectations, our costs may increase and our operational efficiency may be reduced, all of which would negatively affect us. To the extent we do not engage in such consolidations, our competitors may increase their scale, diversity and financial strength and may have a competitive advantage over us, which would negatively affect us, including our ability to realize expected benefits from our own strategic partnerships.

We depend significantly on automated systems and any breakdown, hacking or changes in these systems may adversely affect us.

We depend on automated systems to operate our businesses, including our sales system, automated seat reservation system, fleet and network management system, telecommunications system and website. Significant or repeated breakdowns of our automated systems may impede our passengers and travel agencies’ access to our products and services, which may cause them to purchase tickets from other airlines, adversely affecting our net revenues. Our website and ticket sales system must accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, ticket sales, scheduling or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. Any interruption in these systems or their underlying infrastructure could result in the loss of important data, increase our expenses and generally harm us.

These interruptions may include but are not limited to computer hackings, computer viruses, worms or other disruptive software, or other malicious activities. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. The costs associated with a major cyber-attack could include expensive incentives offered to existing customers to retain their business, increased expenditures on cyber security measures, lost revenues from business interruption, litigation and damage to our reputation. In addition, if we fail to prevent the theft of valuable information, protect the privacy of customer and employee confidential data against breaches of network or IT security, it could result in damage to our reputation, which could adversely impact customer and investor confidence. We may also implement certain changes to our systems that may result in breakdowns, reduced sales, fleet and network mismanagement or telecommunications interruptions, all of which would negatively affect us. Furthermore, the compromise of our technology systems resulting in the loss, disclosure, misappropriation of, or access to, customers’, employees’ or business partners’ information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information or disruption to our operations. Any of these occurrences could result in a material adverse effect on us.

We, our reputation, and the price of our preferred shares, including in the form of ADSs, could be adversely affected by events outside of our control.

Accidents or incidents involving our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by ANAC and lessors of our aircraft under our operating lease agreements to carry liability insurance. The amount of liability insurance we maintain may not be adequate and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident involving our aircraft, even if fully insured, or the aircraft of any major airline could cause negative public perceptions about us, our aircraft or the air transport system, due to safety concerns or other problems, whether real or perceived, which would harm our reputation, financial results and the market price of our preferred shares, including in the form of ADSs.

We may also be affected by other events that affect travel behavior or increase costs, such as the potential of epidemics or acts of terrorism. These events are outside of our control and may affect us even if occurring in markets where we do not operate and/or in connection with other airlines. Any future terrorist attacks or threats of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East, or otherwise and any related economic impact, could result in decreased passenger traffic and materially and adversely affect us.

Outbreaks or potential outbreaks of diseases, such as the Zika virus, Ebola, avian flu, foot-and-mouth disease, swine flu, Middle East Respiratory Syndrome, or MERS, and Severe Acute Respiratory Syndrome, or SARS, could have an adverse impact on global air travel. Any outbreak of a disease that affects travel behavior could have a material adverse impact on us and the price of shares of companies in the worldwide airline industry, including our preferred shares, including in the form of ADSs. Outbreaks of disease could also result in quarantines of our personnel or an inability to access facilities or our aircraft, which would harm us, our reputation, and the price of our preferred shares, including in the form of ADSs.

Natural disasters, severe weather conditions and other events outside of our control may affect and disrupt our operations. For example, in 2011, a volcanic eruption in Chile had a prolonged adverse effect on air travel, halting flights in, Argentina, Chile, Uruguay and the southern part of Brazil for several days. As a result, our operations to and from these regions were temporarily disrupted, including certain aircraft being grounded in the affected regions. In 2012, an incident with an aircraft from a cargo airline caused the closing of a runway at Viracopos airport for 45 hours, which negatively impacted our operations and forced us re-accommodate our passengers to new flights. Severe weather conditions can cause flight cancellations or significant delays that may result in increased costs and reduced revenue. Any natural disaster or other event that affects air travel in the regions in which we operate could have a material adverse impact on us.

Our insurance expenses may increase significantly as a result of a terrorist attack, war, aircraft accident, seizures or similar event, adversely affecting us.

Insurance companies may significantly increase insurance premiums for airlines and reduce the amount of insurance coverage available to airlines for civil liability in respect of damage resulting from acts of terrorism, war, aircraft accident, seizures or similar events, as was the case following the terrorist attacks of September 11, 2001 in the United States.

In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted legislation, specifically Law No. 10.744, of October 9, 2003, authorizing the Brazilian government to assume civil liability to third parties for any injury to goods or persons, whether or not passengers, caused by terrorist attacks or acts of war against Brazilian aircraft operated by Brazilian airlines in Brazil or abroad. In addition, according to the abovementioned legislation, the Brazilian government may, at its sole discretion, suspend or cancel this assumption of liability. If the Brazilian government suspends its assumption of liability, Brazilian airlines will be required to assume the liability once more and obtain insurance in the market.

Airline insurers may reduce their coverage or increase their premiums in case of new terrorist attacks, war, aircraft accident, seizures and the Brazilian government’s termination of its assumption of liability or other events affecting civil aviation in Brazil or abroad. If there are significant reductions in insurance coverage, our potential liability would increase substantially. If there are significant increases in insurance premiums, our operating expenses would increase, adversely affecting us.

In line with global industry practice, we leave some business risks uninsured, including business interruption, loss of profit or revenue and consequential business losses arising from mechanical breakdown. To the extent that uninsured risks materialize, we could be materially and adversely affected. In addition, there is no assurance that our coverage will cover all potential risks associated with our operations and activities. To the extent that actual losses incurred by us exceed the amount insured, we may have to bear substantial losses which will have an adverse impact on us.

Technical and operational problems in the Brazilian civil aviation infrastructure, including air traffic control systems, airspace and airport infrastructure, may have a material adverse effect on our strategy and, consequently, on us.

We are dependent on improvements in the coordination and development of Brazilian airspace control and airport infrastructure, which, mainly due to the large growth in civil aviation in Brazil in recent years, require substantial improvements and government investments. Technical and operational problems in the Brazilian air traffic control systems have led to extensive flight delays, higher than usual flight cancellations and increased airport congestion. The Brazilian government and air traffic control authorities have taken measures to improve the Brazilian air traffic control systems, but if the changes undertaken by the Brazilian government and regulatory authorities do not prove successful, these air traffic control related difficulties might recur or worsen, which may have a material adverse effect on us and our growth strategy.

Slots at Congonhas airport in São Paulo are fully utilized. The Santos Dumont airport in Rio de Janeiro, which is important for our operations, has certain landing rights restrictions. Several other Brazilian airports, for example Brasília, Salvador, Belo Horizonte (Confins), São Paulo (Guarulhos and Viracopos) and Rio de Janeiro (Galeão), have limited the number of landing rights per day due to infrastructural limitations at these airports. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our inability to maintain our existing landing rights and slots, and obtain additional landing rights and slots, could materially adversely affect us. New operational and technical restrictions imposed by Brazilian authorities in the airports we operate or in those we expect to operate may also adversely affect us. In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure to permit a capacity increase at busy airports and consequently additional concessions for new slots to airlines.

Furthermore, we cannot assure that any investments will be made by the holders of concessions for the operators of the airports which serve our routes. For example, as a result of the transfer of our operations to the new passenger terminal at Viracopos airport, we signed a “Terminal Transfer Incentive Agreement” with Aeroportos Brasil which established a detailed construction schedule for this new terminal and gave us certain rights to impose penalties in the event of noncompliance. Due to the fact that Aeroportos Brasil has not complied with certain contractual obligations under this agreement, we have retained 40% of the airport landing tariffs since February 2017. As a result of this retention, Aeroportos Brasil filed a collection action against us. On August 24, 2017, we appealed and counterclaimed requesting the immediate completion of the construction of the new terminal and, alternatively, the payment by Aeroportos Brasil of the amounts owed due to the non-completion of such construction as well as material damages. For more information, see “Business—Airports and Other Facilities and Properties—Airports” and “Business—Legal Proceedings.

In addition, in August 2017, the Brazilian government announced several new concessions to occur within the next two years, including 13 airports such as Congonhas and Recife. The Brazilian government has also announced an intention to sell 49% of its stake (through INFRAERO) in major airports, including Guarulhos and Brasília. At this stage it is unclear whether the foregoing events will occur as no additional information has been provided, such as the concession documents reflecting the terms and conditions for exploration of airport infrastructure.

Increases in labor benefits, union disputes, strikes, and other worker-related disturbances may adversely affect us, including our ability to carry out our normal business operations.

Our business is labor intensive. Our expenses related to our workforce (salaries, wages and benefits) represented 17.2%, 17.3%, 16.2% and 18.3% of our total operating expenses for the six months ended June 30, 2017, and for the years 2016, 2015 and 2014, respectively. All Brazilian airline employees, including ours, are represented by regional aviation unions and by two national labor unions: the National Pilots’ and Flight Attendants’ Union (Sindicato Nacional dos Aeronautas) and the National Aviation Union (Sindicato Nacional dos Aeroviários). Negotiations regarding cost of living increases and salary payments are conducted annually between these unions and an association that represents all Brazilian airline companies, the National Union of Airline Companies (Sindicato Nacional das Empresas Aeroviárias), or SNEA. Work conditions and maximum work hours are regulated by government legislation and are not subject to labor negotiations. Future terms and conditions of collective agreements could become more costly for us as a result of an increase in threats of strikes and binding negotiations between the unions and SNEA. Furthermore, certain employee groups such as pilots, mechanics and other airport personnel have highly specialized skills and cannot be easily replaced. Our labor costs could increase if the size of our business increases. Any labor proceeding or other workers’ dispute involving unionized employees could adversely affect us or interfere with our ability to carry out our normal business operations.

Moreover, we are subject to periodic and regular investigations by labor authorities, including the Brazilian Ministry of Labor and the Public Prosecutor’s Office, with respect to our compliance with labor rules and regulations, including those relating to occupational health and safety. These investigations could result in fines and proceedings that may materially and adversely affect us. For example, the Labor Prosecution’s Office has recently filed a lawsuit against us claiming that we have allegedly violated certain labor regulations, including limitations on daily working hours and rest periods. It claims approximately R$66 million in punitive damages. It also requested the grant of an injunction limiting overtime and enforcing legally required breaks, under penalty of R$5,000 per breach. This injunction has been denied by the court. The lawsuit has been suspended and we are in the process of negotiating a Conduct Adjustment Agreement (TAC) with the Labor Public Prosecutor’s Office. We believe the probability of a loss is possible but expect our ultimate liability to be significantly lower than the amount originally claimed.

A failure to implement our growth strategy may adversely affect us.

Our growth strategy and the consolidation of our leadership in terms of markets served includes, among other objectives, increasing the number of markets we serve and increasing the frequency of the flights we provide. These objectives are dependent on obtaining approvals for operating new routes from local regulators and obtaining adequate access to the necessary airports. Certain airports that we serve or that we may want to serve in the future are subject to capacity constraints and impose landing rights and slot restrictions during certain periods of the day such as the Santos Dumont airport in Rio de Janeiro and the Juscelino Kubitschek airport in Brasília. We cannot assure you that we will be able to maintain our current landing rights and slots and obtain a sufficient number of landing rights and slots, gates, and other facilities at airports to expand our services as we propose. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risks having those slots reallocated to other airlines. Where landing rights and slots or other airport resources are not available or their availability is restricted in some way, we may have to modify our schedules, change routes or reduce aircraft utilization.

Some of the airports to which we fly impose various restrictions, including limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use. In addition, we cannot assure you that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports, which may adversely affect us.

We cannot guarantee that we will be successful in the implementation of our growth strategy and the consolidation of our leadership in terms of markets served and, as a result, any factor preventing or delaying our access to airports or routes which are vital to our growth strategy (including our ability to maintain our current slots and obtain additional landing rights and slots at certain airports) may restrict our operations or the expansion of our operations and, consequently, adversely affect us, our financial results and our growth strategy.

Our current business plan contemplates the addition of Airbus and Embraer aircraft to replace older generation aircraft and serve high-density markets. Any disruption or change in the manufacturers’ delivery schedules for our new Embraer and Airbus aircraft may affect our operations and might negatively affect us because we may not be able to accommodate increased passenger demand or develop our growth strategies.

The successful execution of our strategy is partly dependent on the maintenance of a high daily aircraft utilization rate, making us especially vulnerable to delays.

In order to successfully execute our strategy, we need to maintain a high daily aircraft utilization rate. Achieving high aircraft utilization allows us to maximize the amount of revenue that we generate from each aircraft and dilute fixed costs. High daily aircraft utilization is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to fly more hours on average per day. Our aircraft utilization rate could be adversely affected by a number of factors that we cannot control, including air traffic and airport congestion, interruptions in the service provided by air traffic controllers, adverse weather conditions and delays by third-party service providers in respect of matters such as fueling and ground handling. Such delays could result in a disruption in our operating performance, leading to lower daily aircraft utilization rates and customer dissatisfaction due to any resulting delays or missed connections, which could adversely affect us.

Any expansion of our business activities will require us to incur additional costs and expenses and we ultimately may be unsuccessful in generating a profit from any such new activities, potentially adversely affecting us.

We intend to expand our business activities through additional products and services if we believe this expansion will increase our profitability or our influence in the markets in which we operate. As part of our growth strategy, we periodically acquire additional aircraft, including different types of aircraft than the ones we currently operate or have operated in the past, and enter into commitments for additional aircraft based on our expectations of increased traffic given the significant time frames for ordering and taking delivery of these assets. We cannot assure you that we will be able to successfully operate these new aircraft and maintain our historical operating performance.

As the international and domestic markets develop and expand in Brazil, our expansion may also include additional acquisitions of existing service related businesses, aircraft hangars and other assets that are complementary to our core business and responsive to our perceived need to compete with our competitors. There can be no assurances that our plans to expand our business will be successful given a number of factors, including the possible need for regulatory approvals, additional facilities or rights, personnel and insurance. These new activities may require us to incur material costs and expenses, including capital expenditures, increased personnel, training, advertising, maintenance and fuel costs, as well as costs related to management oversight of any new or expanded activities. We may also incur additional significant costs related to integration of these assets and activities into our existing businesses and require significant ancillary expenditures for systems integration and expansion, financial modeling and development of pricing, traffic monitoring and other management tools designed to help achieve profitability from these new assets and activities.

Any expansion of our activities, change in management oversight and related costs may affect our results and financial condition until we are able to generate a profit from these new activities. Given the current and expected competitive landscape in the airline industry in general and in particular in Brazil, as well as other market factors and conditions, it is possible that there may be a significant period before we are able to generate profits relating to any such new or our existing activities and our overall business, and in certain circumstances we may never turn a profit at all, in each case potentially adversely affecting us.

We may not be able to grow our operations to or in the United States and Europe and may be adversely affected if Brazil does not maintain a favorable safety assessment or if we fail to comply with the United States and European civil aviation regulatory frameworks.

We cannot assure you that the laws and regulations of the jurisdictions to which we fly (including, without limitation, immigration and security regulations, which directly affect passengers) will not change or that new laws adverse to us will not be enacted, and any such events may adversely affect us and our ability to continue and expand our operations internationally.

For example, the FAA periodically audits the aviation regulatory authorities of other countries. As a result of their investigations, each country is given an International Aviation Safety Assessment, or IASA, rating. The IASA rating for Brazil is currently “Category 1”, which means that Brazil complies with the ICAO safety requirements. This allows us to continue our service from our hubs in Brazil to the United States in a normal manner and take part in reciprocal code-sharing arrangements with U.S. carriers. However, we cannot assure you that Brazil will continue to meet international safety standards, and we have no direct control over its compliance with IASA guidelines.

If Brazil does not maintain a favorable safety assessment or if we fail to comply with the United States and European civil aviation regulatory frameworks, our ability to continue or increase service to or in the United States and Europe could be restricted, which could in turn, adversely affect us.

We are highly dependent on our three hubs at Viracopos airport, Confins airport and Recife airport for a large portion of our business and as such, a material disruption at any of our hubs could adversely affect us.

Our business is heavily dependent on our operations at our three hubs at Viracopos airport, Confins airport and Recife airport. Many of our routes operate through these hubs, which account for a significant part of our daily arrivals and departures. Like other airlines, we are subject to delays caused by factors beyond our control and that could affect one or more of our hubs or other airports in any of the regions served by us. For example, in 2012, an incident with an aircraft from a cargo airline caused the closing of a runway at Viracopos airport, our main hub, for 45 hours, which negatively impacted our operations and forced us re-accommodate our passengers to new flights. Due to this geographical capacity concentration, we may not be able to react as quickly or efficiently as our competitors to any delays, interruption or disruption in service or fuel at any one or more of our hubs, which could have a material adverse impact on us. Furthermore, ANAC has granted concessions for the operation of Viracopos airport and Cofins airport. We have no control over these concessions and cannot predict how the current concessions, any future concessions or the termination of any concessions could affect these airports. For example, Aeroportos Brasil has announced its intention to return the concession for the operation of Viracopos airport to ANAC and has not complied with its contractual obligations relating to the construction of a new terminal. For more information, see see “Business—Airports and Other Facilities and Properties—Airports” and “Business—Legal Proceedings.“Any changes to these concessions could have a material adverse impact on us.

We fly and depend upon Embraer, ATR and Airbus aircraft, and we could suffer if we do not receive timely deliveries of aircraft, if aircraft from these companies become unavailable or subject to significant maintenance or if the public negatively perceives our aircraft.

As our fleet has grown, our reliance on Embraer, ATR and Airbus has also grown. Our operating fleet as of June 30, 2017 consisted of 70 Embraer E-Jets, 40 ATR aircraft, eight next-generation Airbus A320neos, and five widebody Airbus A330s, totaling 123 aircraft.

Risks relating to Embraer, ATR and Airbus include: (i) our failure or inability to obtain Embraer, ATR or Airbus aircraft, parts or related support services on a timely basis because of high demand or other factors, (ii) the issuance by the aviation authorities of directives restricting or prohibiting the use of Embraer, ATR or Airbus aircraft, (iii) the adverse public perception of a manufacturer as a result of an accident or other negative publicity or (iv) delays between the time we realize the need for new aircraft and the time it takes us to arrange for Embraer, ATR and Airbus or from a third-party provider to deliver this aircraft.

Our ability to obtain these new aircraft from Embraer, ATR and Airbus may be affected by several factors, including (i) Embraer, ATR or Airbus may refuse to, or be financially limited in its ability to, fulfill the obligations it assumed under the aircraft delivery contracts, (ii) the occurrence of a fire, strike or other event affecting Embraer’s, ATR’s or Airbus’s ability to fulfill its contractual obligations in a complete and timely fashion and (iii) any inability on our part to obtain aircraft financing or any refusal by Embraer, ATR or Airbus to provide financial support. We may also be affected by any failure or inability of Embraer, ATR, Airbus (or other suppliers) to supply sufficient replacement parts in a timely fashion, which may cause the suspension of operations of certain aircraft because of unscheduled or unplanned maintenance. Any such suspension of operations would decrease passenger revenue and adversely affect us and our growth strategy.

The occurrence of any one or more of these factors could restrict our ability to use aircraft to generate profits, respond to increased demands, or could limit our operations and adversely affect us.

We could be adversely affected by expenses or stoppages associated with planned or unplanned maintenance on our aircraft, as well as any inability to obtain spare parts on time.

As of June 30, 2017, the average age of our operating fleet was 5.2 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In the event we cannot renew our fleet, our scheduled and unscheduled aircraft maintenance expenses will increase as a percentage of our revenue in future years. Any significant increase in maintenance and repair expenses would have a material adverse effect on us.

Our business would be significantly harmed by unplanned stoppages or suspensions of operations associated with planned or unplanned maintenance due to mechanical issues. For example, if a design defect or mechanical problem with E-Jets, ATRs or Airbus aircraft were to be discovered, this would cause our aircraft to be grounded while such defect or mechanical problem was being corrected. We cannot assure you that we would succeed in obtaining all aircraft and parts to solve such defect or mechanical problem, that we would obtain such parts on time, or that we would succeed in solving such defect or mechanical problem even if we obtained such parts. This could result in a suspension of the operations of certain of our aircraft, potentially for a prolonged period of time, while we attempted to obtain such parts and solve such defect or mechanical problem, which could have a materially adverse effect on us.

Additionally, General Electric is the sole manufacturer and supplier of the CF34 engines on our Embraer E-Jets and of the LEAP engines on our next-generation Airbus A320neos, Pratt & Whitney is the sole manufacturer and supplier of the PW 127M engines on our ATR 72 aircraft, and Rolls Royce is the sole manufacturer of the Trent 700 engines for our A330 aircraft. As prices for the engines and parts are payable in U.S. dollars, they are subject to fluctuations in exchange rates and may result in us incurring substantial additional expenses in the event that the U.S. dollar appreciates. We have also outsourced all engine maintenance for our Embraer E-Jet and next-generation Airbus A320neo fleet to General Electric, for our ATR fleet to Pratt & Whitney, and the engine maintenance of our A330 fleet to Rolls Royce. If General Electric, Rolls Royce or Pratt & Whitney are unable to perform their contractual obligations or if we are unable to acquire engines from alternative suppliers on acceptable terms, we could lose the benefits we derive from our current agreements with General Electric, Pratt & Whitney and Rolls Royce, incur substantial transition costs, or suffer from the suspension of the operations of certain of our aircraft due to the need for unscheduled or unplanned maintenance while these contractual obligations are not being performed.

We rely on agreements with third parties to provide our customers and us with facilities and services that are integral to our business and the termination or non-performance of these agreements could harm us.

We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as aircraft maintenance, ground handling, baggage handling and television and internet services for our flights. All of these agreements are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable term and conditions or at all could harm our business and results of operations. Further, our reliance on third parties to provide essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those services. Any of these third parties may fail to meet their service performance commitments, may suffer disruptions to their systems that could impact the fulfillment of their obligations, or the agreements with such third parties may be terminated. The failure of any third-party contractor to adequately perform their services, or other interruptions of services, may adversely affect us, including reducing our revenues and increasing our expenses or preventing us from operating our flights or providing other services to our customers. In addition, we, including our reputation, could be materially adversely affected if our customers believe that our services or facilities are unreliable or unsatisfactory.

We rely on partner airlines for code-share and loyalty marketing arrangements and the loss of a significant partner through bankruptcy, consolidation, or otherwise, could adversely affect us.

Azul is a party to code-share agreements with international air carriers United, TAP and JetBlue. These agreements provide that certain flight segments operated by us are held out as United, TAP or JetBlue flights, as the case may be, and that certain United, TAP or JetBlue flights, as the case may be, are held out for sale as Azul flights. In addition, these agreements provide that our TudoAzul members can earn miles on or redeem miles for United or TAP flights, as the case may be, and vice versa. We receive revenue from flights sold under these code-share agreements. In addition, we believe that these frequent flyer arrangements are an important part of our TudoAzul program. The loss of a significant partner through bankruptcy, consolidation, or otherwise, could adversely affect us. We may also be adversely affected by the actions of one of our significant partners, for example, in the event of nonperformance of a partner’s material obligations or misconduct by such partner, which could potentially result in us incurring liabilities, or poor delivery of services by one of our partners, which could damage our brand.

We may be adversely affected if TudoAzul loses business partners or if these business partners change their policies in relation to the granting of benefits to their clients.

TudoAzul relies on its four largest business partners (which are the largest banks in Brazil) for a significant majority of its gross billings. We have no control or influence over TudoAzul’s business partners, which may terminate their relationship with TudoAzul or change their commercial policies with respect to the accumulation, transfer and redemption of miles, as well as choose to develop or offer their customers their own platforms for exchanging points for prizes, including airline tickets issued by other airlines. The loss of a significant TudoAzul business partner or changes to TudoAzul’s business partners’ policies could (i) make TudoAzul less attractive or efficient for our business partners’ customers, and (ii) increase competition with respect to TudoAzul, thereby reducing our gross sales and the demand for miles, factors that may negatively impact us. If we do not find satisfactory replacement business partners in the event of the loss of one or more of TudoAzul’s significant business partner or adapt satisfactorily to changes to TudoAzul’s business partners’ policies, we may be adversely affected.

If actual redemptions by TudoAzul members are greater than expected, or if the costs related to redemption of reward points increase, we could be adversely affected.

We derive most of our TudoAzul revenues by selling TudoAzul points to business partners. The earnings process is not complete, however, at the time points are sold, as we incur most of our costs related to TudoAzul upon the actual redemption of points by our TudoAzul members. Based on historical data, the estimated period between the issuance of a TudoAzul point and its redemption is currently nine months; however, we cannot control the timing of the redemption of points or the number of points ultimately redeemed. Since we do not incur redemption-related costs for points that are not redeemed, our profitability depends in part on the number of accumulated TudoAzul points that are never redeemed by our TudoAzul members, or “breakage.” We experience breakage when TudoAzul points are not redeemed for any number of reasons.

Our estimate of breakage is based on historical trends. We expect that breakage will decrease from historical amounts as TudoAzul expands its network of business partners and makes available a greater variety of reward options to our TudoAzul members. We seek to offset the anticipated decrease in breakage through our pricing policy for points sold. If we fail to adequately price our points or actual redemptions exceed our expectations, TudoAzul’s profitability, and consequently our own profitability could be adversely affected. Furthermore, if actual redemptions exceed our expectations, we may not have sufficient cash on-hand to cover all actual redemption costs, which could materially adversely affect us.

We depend on our senior management team and the loss of any member of this team, including our Chairman and key executives, could adversely affect us.

Our business depends upon the efforts and skill of our senior management, including our Chairman, who has played an important role in shaping our company culture, as well as other key executives. Our future success depends on a significant extent on the continued service of our senior management team, who are critical to the development and the execution of our business strategies. Any member of our senior management team may leave us to establish or work in businesses that compete with ours. See “Prospectus Summary—Significant Recent Events”. There is no guarantee that the compensation arrangements and non-competition agreements we have entered into with our senior management team are sufficiently broad or effective to prevent them from resigning in order to join or establish a competitor or that the non-competition agreements would be upheld in a court of law. In the event that our Chairman or a number of our senior management team leave our company, we may have difficulty finding suitable replacements, which could have a material adverse effect on us. For more information see “Prospectus Summary— Significant Recent Events”

We may be unable to maintain our culture and to retain and/or hire skilled personnel as our business grows, such as pilots, which could have an adverse impact on us.

We believe that our growth potential and the maintenance of our results and customer oriented company culture are directly linked to our capacity to attract and maintain the best professionals available in the Brazilian airline industry. As we grow, we may be unable to identify, hire or retain enough people who meet the above criteria, or we may have trouble maintaining our company culture as we become a larger business. From time to time, the airline industry has experienced a shortage of skilled personnel, especially pilots. We compete against all other airlines, both inside and outside Brazil, for these highly-skilled personnel. We may have to increase wages and benefits to attract and retain qualified personnel or risk considerable employee turnover. Our culture is crucial to our business plan, and failure to maintain that culture could have an adverse impact on us.

The airline industry is subject to increasingly stringent environmental regulations and non-compliance therewith may adversely affect us.

The airline industry is subject to increasingly stringent federal, state, local and foreign laws (including those of the United States and Europe), regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, levels of noise, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils and waste materials. As far as civil liabilities are concerned, Brazilian environmental laws adopt a strict and joint liability regime. In this regard we may be liable for violations by third parties hired to dispose of our waste, among other activities. These laws and regulations are enforced by various governmental authorities. Non-compliance with such laws and regulations may subject the violator to administrative and criminal sanctions, in addition to the obligation to repair or to pay damages caused to the environment and third parties. Pursuant to Brazilian environmental laws and regulations, the piercing of the corporate veil of a company may occur to help provide enough financial resources for the recovery of damages caused against the environment. As far as civil liabilities are concerned, Brazilian environmental laws adopt a strict and joint liability regime. Thus, we may be liable for violations by third parties hired to dispose of our waste.

Concerns about climate change and greenhouse gas emissions may result in additional regulation or taxation of aircraft emissions in Brazil, the United States or Europe. Future operations and financial results may vary as a result of the adoption of such regulations in Brazil, the United States or Europe.

The European Union has proposed a directive under which the existing emissions trading scheme, or ETS, in each European Union member state was to be extended to all airlines. This directive would require us to submit annual emission allowances in order to operate routes to and from European Union member states. As of the date of this prospectus, this proposal would affect only intra-European flights (which are not material to our business) but there is a possibility that the directive could be extended to all flights in the future. Currently, we operate one route to and from Europe, and service additional destinations in Europe through our code-sharing agreement with TAP. Although this proposal has been postponed for evaluation and it is uncertain whether it will be approved, it is increasingly likely that we will be required to participate in some form of an international aircraft emissions program in the future, which may involve significant costs.

We benefit from tax incentives on our purchases of jet fuel in Brazil and these tax incentives may be revoked at any time adversely affecting us.

The price of the jet fuel that we purchase in certain Brazilian states is subsidized through tax incentives provided to us by those states. Governmental authorities may revoke, suspend or fail to renew these tax incentives at any time, including if we fail to comply with our obligations in the tax incentive agreements that we have executed with those states. In addition, these tax incentives require approval from CONFAZ, the Brazilian National Council of Fiscal Policy, which have not yet been obtained and could therefore be canceled by the Brazilian Supreme Court at any time. If any of these tax incentives are canceled, revoked, suspended or not renewed, the prices that we pay for jet fuel would increase, which may lead to a significant increase in our costs and adversely affect us.

The agreements governing our debt contain covenants and restrictions that limit our ability to engage in change of control transactions, terminate our relationship with certain suppliers and incur certain levels of indebtedness.

Our financing agreements contain covenants and restrictions that restrict our and our subsidiaries’ ability to engage in change of control transactions and terminate concession agreements associated with such financing leases, whether through failure to renew or otherwise. In addition, certain of our financing instruments require us and our subsidiaries to meet financial covenants calculated as of December 31 of each year that, among other restrictions, limit our permissible ratios of debt to EBITDAR and debt to cash freely convertible into U.S. dollars. Our ability to comply with the covenants and restrictions contained in our financing agreements may be affected by economic, financial and industry conditions beyond our control. The breach of any of these covenants and restrictions could result in declaration of an event of default and acceleration of the maturity of indebtedness, which would require us to pay all amounts outstanding.

As of December 31, 2016, we were not in compliance with certain financial covenants in our financing instruments requiring us to maintain certain ratios. We have obtained waivers from our creditors in connection with such noncompliance; nevertheless, had such waivers not been granted, we would have been in default under such financing instruments. An eventual default under such agreements may result in their early termination and, as consequence, the cross-default of certain obligations which would cause a material adverse effect on us. For more information on the covenants and restrictions under our financing agreements see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings.”

Unfavorable decisions in judicial or administrative proceedings could adversely affect us.

We and our subsidiaries are parties to various proceedings in the judicial and administrative spheres, including civil, labor, social security, tax, civil and regulatory actions. There is no way to guarantee that such lawsuits will be ruled favorably to us and/or our subsidiaries, or that the amounts provisioned are sufficient to cover amounts resulting from any unfavorable rulings. Decisions contrary to the interests of us and/or our subsidiaries that could eventually result in substantial payments, affect our image and/or the image of our subsidiaries or impede the performance of our business as initially planned may have a material adverse effect on our business, the business of our subsidiaries, our financial condition and our results of operations.

Any violation or alleged violation of anti-corruption, anti-bribery and anti-money laundering laws could adversely affect us, including our brand and reputation.

There can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations, will not take actions in violation of our anti-corruption, anti-bribery and anti-money laundering policies, for which we may be ultimately held responsible. As a result of this global offering, we will be subject to the United States Foreign Corrupt Practices Act of 1977, or the FCPA, by virtue of our shares being listed and traded in the United States, while in the past, our exposure was less significant due to our limited nexus with the United States. If we are not in compliance with anti-corruption laws, anti-money laundering laws and other laws governing the conduct of business with government entities, including under the FCPA and other United States and local laws, we may be subject to criminal and civil penalties and other remedial measures, which could harm our brand and reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual alleged violations of such laws could also adversely affect us, including our brand and reputation.

We are a holding company and do not have any material assets other than the shares of our subsidiaries.

We are a holding company that conducts its operations through a series of operating subsidiaries. We support these operating subsidiaries with technical and administrative services through our various other subsidiaries. All of the assets we use to perform administrative and technical services and to operate the concessions and authorizations are held at the subsidiary level. As a result, we do not have any material assets other than the shares of our subsidiaries. Dividends or payments that we may be required to make will be subject to the availability of cash provided by our subsidiaries. Transfers of cash from our subsidiaries to us may be further limited by corporate and legal requirements, or by the terms of the agreements governing our indebtedness. If a shareholder were to assert a claim against us, the enforcement of any related judgment would be limited to our available assets, rather than the assets of us and our combined subsidiaries.

Risks Relating to the Global Offering and Our Preferred Shares, Including in the Form of ADSs

Our controlling shareholder has the ability to direct our business and affairs, and its interests may conflict with yours.

In accordance with Brazilian corporate law and our bylaws, our controlling shareholder has the legal power to, among other things, elect the majority of our directors and determine the outcome of any action requiring shareholder approval. This power includes the ability to control decisions with respect to related party transactions, corporate restructurings, dispositions, partnerships, sale of all or substantially all of our assets, withdrawal of our shares from the Level 2 segment of B3 and the time for payment of any future dividends. Our controlling shareholder may choose to enter into acquisitions, dispositions, partnerships or enter into loans and financing or other similar transactions for us that could conflict with the interests of investors and that may negatively affect us. Upon completion of the global offering, our controlling shareholder will continue to own, directly and indirectly, 67% of our voting capital and 50.8% of our total capital. On economic terms, our controlling shareholder’s holdings equals 6.0%. In particular, due to our capital structure, the capital contributions made by the holders of our common shares to date were considerably lower than those made by the holders of our preferred shares, which means that our controlling shareholder has the right to direct our business having considerably less economic interest to the results of our activities than holders of our preferred shares. This difference in economic interest may intensify conflicts of interests between our controlling shareholders and you.

Our controlling shareholder is entitled to receive significantly less dividends than holders of our preferred shares, which may cause his decisions on the distribution of dividends to conflict with your interests.

Holders of our common shares are entitled to receive an amount of dividends equivalent to 75 times less than the amount of dividends paid to holders of our preferred shares. The fact that our controlling shareholder receives a small portion of our dividends in each distribution in comparison to the amount of dividends to which holders of our preferred shares are entitled may influence his decisions on the distribution of dividends, which may differ from interests of the holders of our preferred shares. For more information on distribution of dividends and compensation of our management, see “Dividend Policy” and “Description of Capital Stock,” respectively.

Investors in our preferred shares, including in the form of ADSs, may experience book value dilution in the future.

No new preferred shares will be issued as part of this global offering and, therefore, there will be no immediate dilution resulting form this global offering.

We have established stock option and restricted stock plans for key personnel, including our officers, certain managers and other key crewmembers. Following the pricing of our initial public offering, all options that had vested became exercisable, and any shares issued thereby became subject to lock-up restrictions discussed in the section of this prospectus entitled “Underwriters (Conflicts of Interest)”. We estimate that 8,937,664 new preferred shares would be issued if all of our vested options are exercised by the holders thereof at a weighted average strike price of R$7.43. The foregoing event could result in substantial dilution in book value to investors if the public offering price for our preferred shares (including in the form of ADSs) is higher than the book value of such shares in the future upon the exercise of our stock options. See “Management—Stock Option and Restricted Stock Plans.”

In addition, in the event that we need to obtain capital for our operations by issuing new shares in the future, any such issuance may be made at a value below the book value of our preferred shares on the relevant date. In that event, the holders of our ADSs and preferred shares at such time would suffer an immediate and significant dilution of their investment.

An active and liquid trading market for our preferred shares, including in the form of ADSs may not be maintained, thereby potentially adversely affecting the price our preferred shares, including in the form of ADSs, after this global offering.

An active and liquid public trading market for our preferred shares, including in the form of ADSs, may not be maintained. Active, liquid trading markets generally result in lower price volatility and more efficient purchases and sales of shares. If an active trading market is not maintained, the liquidity and price of our preferred shares, including in the form of ADSs, could be seriously harmed.

The investment in marketable securities traded in emerging countries, such as Brazil, usually represents higher levels of risk as compared to investments in securities issued in countries whose political and economic situations are more stable, and in general, such investments are considered speculative in nature. The Brazilian capital market is substantially smaller, less liquid, more volatile, and more concentrated than major international capital markets. B3 exchange-listed companies had a market capitalization of R$2.6 trillion as of June 30, 2017 and a daily average trading volume of R$8.3 billion over the six months ended June 30, 2017. These market characteristics may substantially limit the capacity of holders of our preferred shares to sell them at the price and time of their preference and this may have an adverse effect on the market price of our preferred shares.

In addition, the price of shares of companies in the worldwide airline industry are relatively volatile and investors’ perception of the market value of these shares, including our preferred shares in the form of ADSs, may also be negatively impacted with additional volatility and decreases in the price of our ADSs and preferred shares.

Our preferred shares will have limited voting rights.

Except under certain situations, our preferred shares, including in the form of ADSs, do not carry general voting rights. See “Description of Capital Stock—Voting Rights.” Our principal shareholders, who hold the majority of common shares with voting rights and control us, are therefore able to approve most corporate measures without the approval of holders of our preferred shares, including in the form of ADSs. Accordingly, you will generally not have control over any matters, including the approval of corporate measures such as appointment of directors, approval of significant transactions or changes in our capital structure.

According to Brazilian corporate law, preferred shares with limited or no voting rights and with rights to fixed or minimum priority dividends, gain voting rights if the company ceases to pay the fixed or minimum dividends to which such shares are entitled for three consecutive fiscal years.

In addition, to the extent holders of our preferred shares are entitled to vote on certain limited matters pursuant to Brazilian corporate law, the provisions of our bylaws, and the provisions of or governing the deposited preferred shares, we cannot assure ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the preferred shares underlying their ADSs. Furthermore, there can be no assurance that ADS holders will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our preferred shares. While ADS holders could exercise their right to vote directly if they withdraw the preferred shares, such ADS holders may not know about the meeting sufficiently enough in advance to withdraw the preferred shares. See “Description of Capital Stock—Voting Rights.”

Holders of our preferred shares, including in the form of ADSs, may not receive any dividends or interest attributable to shareholders’ equity.

According to our bylaws, we must pay our common and preferred shareholders at least 0.1% of our annual adjusted net income as dividends or interest attributable to shareholders’ equity, as calculated and adjusted pursuant to Brazilian corporate law. Interim dividends and interest on our shareholders’ equity declared for each fiscal year may be attributed to our minimum obligatory dividend for the year in which it was declared. For more information, see “Dividend Policy.” This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law, and may not be made available for payment as dividends or interest attributable to shareholders’ equity.

Additionally, Brazilian corporate law allows a company like ours to suspend the mandatory distribution of dividends in any particular fiscal year if our board of directors informs our shareholders that such distribution would be inadvisable in view of our financial condition. If these events were to occur, the holders of our preferred shares, including in the form of ADSs may not receive dividends or interest attributable to shareholders’ equity.

The sale of a significant number of our preferred shares, including in the form of ADSs, after the offering may negatively affect the trading price of our preferred shares, including in the form of ADSs.

We, the Selling Shareholders, our directors and executive officers and holders of at least 1.0% of our common shares or 1.0% of our economic interest will agree, for a period of 90 days after the date of this prospectus, subject to certain exceptions, not to issue, offer, sell, contract to sell, pledge, deposit or otherwise transfer or dispose of, directly or indirectly, or file with the SEC or the CVM a registration statement relating to, any preferred shares, ADSs or securities convertible into or exchangeable or exercisable for preferred shares (including our common shares) or ADSs, or publicly disclose any intention to make any such issuance, offer, sale, pledge, deposit, transfer, disposition or filing, without the prior written consent of the Representatives. One of the exceptions to these lock-up restrictions is that, following the first 30 days of this 90-day period, our directors and executive officers will be allowed to freely offer, sell, contract to sell, pledge, deposit or otherwise transfer or dispose of up to 10% of their preferred shares and ADSs, including those resulting from the exercise of their stock options, if any.

In addition, as a result of our initial public offering, we, the Selling Shareholders, certain of our directors and officers and holders of at least 1.0% of our common shares or 1.0% of our economic interest are currently subject to customary transfer restrictions, some of which will remain in effect following the date of this prospectus for a short period of time. See “Underwriters (Conflicts of Interest)—No Sale of Similar Securities.”

Upon termination of the applicable lock-up provisions described above, our principal shareholders, as well as our directors, officers and other affiliates, will be able to sell additional preferred shares, including in the form of ADSs, at any time following such termination.

In addition, under our fifth amended and restated registration rights agreement, or the Registration Rights Agreement, which we entered into on August 3, 2016 with our then principal shareholders, we coult be required to register additional preferred shares held by our then principal shareholders with the SEC for future sale at any time commencing six months following our initial public offering. For further details of the registration rights agreement, see “Principal and Selling Shareholders—Registration Rights Agreement.

Sales of our preferred shares, including in the form of ADSs, made by our affiliates, including those effected by our directors, executive officers or controlling shareholders or those involving a large number of preferred shares or ADSs, or market perception of an intention to any of such sales, may negatively affect the trading price of our preferred shares, including in the form of ADSs.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our preferred shares, including in the form of ADSs.

Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a nonresident to either a resident or a nonresident of Brazil is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares by a nonresident of Brazil to either a resident or a nonresident of Brazil. However, since currently there is no judicial guidance determining whether ADSs should be considered assets located in Brazil, we are unable to predict whether Brazilian courts may decide that income tax under Law No. 10,833 applies to gains assessed on dispositions of our ADSs. In the event that the disposition of assets is interpreted to include the disposition of our ADSs, this tax law would result in the imposition of withholding taxes on the sale of our ADSs by a nonresident of Brazil to either a resident or a nonresident of Brazil. Because any gain or loss recognized by a U.S. Holder (as defined in “Taxation—Material U.S. Federal Income Tax Consequences”) on the disposition of preferred shares or ADSs generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes, the U.S. Holder may not be able to benefit from a foreign tax credit for Brazilian income tax imposed on the disposition of preferred shares or ADSs unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. See “Taxation—Material U.S. Federal Income Tax Consequences—Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs.”

The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends or other distributions or the proceeds from the sale of our preferred shares, our capacity to make dividend payments or other distributions to non-Brazilian investors and would reduce the market price of our preferred shares, including in the form of ADSs, and our capacity to comply with payment obligations in foreign currency.

In case of serious imbalances, the Brazilian government may restrict the remittance abroad of proceeds of investments in Brazil and the conversion of the real into foreign currencies. The Brazilian government last imposed such remittance restrictions for a brief period in 1989 and early 1990. We cannot assure you that the Brazilian government will not take similar measures in the future. The return of any such restrictions would hinder or prevent your ability to convert dividends or other distributions or the proceeds from any sale of our preferred shares into U.S. dollars and to remit U.S. dollars abroad, our capacity to make dividend payments or other distributions to non-Brazilian investors, and our capacity to comply with payment obligations in foreign currency. The imposition of any such restrictions would have a material adverse effect on the stock market price of our preferred shares, including in the form of ADSs, and on our capacity to access foreign capital markets.

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, permitting the custodian to convert dividends and other distributions with respect to our preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of distributions relating to our preferred shares, unless you obtain your own electronic certificate of foreign capital registration, or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration, you would not be able to remit abroad non-Brazilian currency. In addition, if you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

If we do not maintain a registration statement and no exemption from the Securities Act is available, U.S. Holders of ADSs will be unable to exercise preemptive rights with respect to our preferred shares.

We may, from time to time, offer preferred shares or other securities, or preemptive rights to acquire additional preferred shares or other securities to shareholders, including as a result of the Brazilian Corporate Law. We will not be able to offer such securities or rights to holders of ADSs unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file such registration statement, and we cannot assure you that we will file a registration statement. If a registration statement is not filed and an exemption from registration does not exist, Citibank, N.A., as depositary, will attempt to sell such preemptive rights or securities, as the case may be, and you will be entitled to receive the proceeds of the sale. However, if the depositary is unable to sell these preemptive rights or securities, U.S. holders of ADSs will not receive any value in connection with such distribution.

In the event that you are not entitled to preemptive rights, or are unable or unwilling to exercise preemptive rights in connection with the preferred shares, including in the form of ADSs or other securities, your investment could be subjected to dilution.

We will be required to assess our internal control over financial reporting on an annual basis and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, significant expenses to remediate any internal control deficiencies and ultimately have an adverse effect on the market price of our preferred shares, including in the form of ADSs.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the year ending December 31, 2018, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, and can provide no assurance that from time to time we will not identify concerns that could require remediation. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 which may have an adverse effect on us.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.

As a public company, we incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, as amended, and related rules implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our preferred shares, fines, sanctions and other regulatory action and potentially civil litigation which may adversely affect us.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, the market price and trading volume of our preferred shares, including in the form of ADSs could decline.

The trading market for our preferred shares, including in the form of ADSs, depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our preferred shares, including in the form of ADSs, could decline, which might cause the market price and trading volume of our preferred shares, including in the form of ADSs to decline.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Brazilian practices concerning corporate governance and intend to continue to do so.

We rely on certain exemptions as a foreign private issuer listed on the NYSE. For example, a majority of our board of directors is not independent, and we do not plan to hold at least one executive session of solely independent members of our board of directors each year. Also, pursuant to Brazilian corporate law and Instruction No. 308, dated May 14, 1999, as amended, issued by CVM, our audit committee, unlike the audit committee of a U.S. issuer, will not be composed of directors only, will only have an “advisory” role and may only make recommendations for adoption by our board of directors, which will be responsible for the ultimate vote and final decision.

In addition, we do not have a nominating committee as required for U.S. issuers under the NYSE rules and although we have a compensation committee and a corporate governance committee, we are not required to comply with the NYSE standards applicable to compensation or corporate governance committees of listed companies.

Furthermore, the corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. company and, as a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Securities Exchange act of 1934, as amended, or the Exchange Act. The disclosure requirements applicable to foreign private issuers under the Exchange Act are more limited than the disclosure requirements applicable to U.S. issuers. Publicly available information about issuers of securities listed on the CVM, which is provided in Portuguese, also provides less detail in certain respects than the information regularly published by listed companies in the United States or in certain other countries.

Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes estimates and forward-looking statements principally under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us.

These statements appear throughout this prospectus and include statements regarding our intent, belief or current expectations in connection with:

•	changes in market prices, customer demand and preferences and competitive conditions;

•	general economic, political and business conditions in Brazil, particularly in the geographic markets we serve as well as any other countries we currently serve and may serve in the future;

•	our ability to keep costs low;

•	existing and future governmental regulations;

•	increases in maintenance costs, fuel costs and insurance premiums;

•	our ability to maintain landing rights in the airports that we operate;

•	air travel substitutes;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;

•	our ability to attract and retain qualified personnel;

•	our aircraft utilization rate;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy, including our expected fleet growth, passenger growth, our capital expenditure plans, our future joint venture and partnership plans, our ability to enter new airports (including certain international airports), that match our operating criteria;

•	management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our level of debt and other fixed obligations;

•	our reliance on third parties, including changes in the availability or increased cost of air transport infrastructure and airport facilities;

•	inflation, appreciation, depreciation and devaluation of the real;

•	our aircraft and engine suppliers; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed as set forth under “Risk Factors.”

The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Neither we nor the Selling Shareholders undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

USE OF PROCEEDS

We will not directly receive any proceeds from the sale of preferred shares, including in the form of ADSs, by the Selling Shareholders.

However, we have agreed to borrow funds from Itau BBA USA Securities Inc., or one of its affiliates, to advance on behalf of the Selling Stockholders an amount equal to R$            (US$            ) for Brazilian taxes due from the Selling Stockholders in advance of the closing of the sale of preferred shares, including in the form of ADSs, and, as a result, a portion of the proceeds to the Selling Shareholders will be deducted from amounts due to the Selling Stockholders to repay Itau BBA USA Securities, Inc. for such funds. See “Underwriters (Conflicts of Interest)—Conflicts of Interest.”

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the U.S. dollar-real exchange rate to float freely. Since then, the U.S. dollar-real exchange rate has fluctuated considerably.

The Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. See “Risk Factors—Risks Relating to Brazil—The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could adversely affect us and the price of our preferred shares, including in the form of ADSs.”

The real may depreciate or appreciate against the U.S. dollar substantially. See “Risk Factors—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our preferred shares, including in the form of ADSs.”

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “Risk Factors—Risks Relating the Global Offering and to Our Preferred Shares, Including in the Form of ADSs—The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends or other distributions or the proceeds from the sale of our preferred shares, our capacity to make dividend payments or other distributions to non-Brazilian investors and would reduce the market price of our preferred shares, including in the form of ADSs, and our capacity to comply with payment obligations in foreign currency.”

The following table shows the period end, average, high and low commercial selling real/U.S. dollar exchange rate reported by the Central Bank on its website for the periods and dates indicated.

	R$ per US$1.00
Year Ended December 31,	Low	High	Average(1)	Period End
2012	1.70	2.11	1.95	2.04
2013	1.95	2.45	2.16	2.34
2014	2.20	2.74	2.35	2.66
2015	2.58	4.19	3.34	3.90
2016	3.12	4.16	3.48	3.26

Month Ended	Low	High	Average(2)	Period End
March 2017	3.08	3.17	3.13	3.17
April 2017	3.09	3.20	3.14	3.20
May 2017	3.09	3.38	3.21	3.24
June 2017	3.23	3.34	3.30	3.31
July 2017	3.13	3.32	3.21	3.13
August 2017	3.12	3.20	3.15	3.15
September 2017 (through September 8, 2017)	3.09	3.14	3.12	3.09

(1)	Represents the average of exchange rates on each day of each month during the periods indicated.
(2)	Represents the average of the daily exchange rates during each day of the respective month indicated.

CAPITALIZATION

The table below presents our consolidated capitalization as of June 30, 2017 on a historical basis.

The information presented below in the column marked “Actual” is derived from our unaudited interim consolidated financial statements as of June 30, 2017. This table should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loan and Financings”, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off Balance Sheet Arrangements,” and our unaudited interim consolidated financial statements and the related notes included elsewhere in this prospectus.

	Actual
	US$(1)	R$
	(in thousands)
Current loans and financing	332,858	1,101,160
Noncurrent loans and financing	767,998	2,540,692
Current derivative financial instruments liability	65,143	215,505
Noncurrent derivative financial instruments liability	3,836	12,689

Total equity	691,667	2,288,174

Total capitalization(2)	1,861,502	6,158,220

(1)	For convenience purposes only, the amounts in reais for six months ended June 30, 2017 have been translated to U.S. dollars using the rate R$3.3082 as of June 30, 2017, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Total capitalization corresponds to the sum of current and noncurrent loans and financing, current and noncurrent derivative financial instruments and total equity.

The calculations above assume that no stock options will be exercised by the holders thereof.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize our financial data for each of the periods indicated. You should read this information in conjunction with:

•	our unaudited interim consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 and the related notes;

•	our audited consolidated financial statements as of and for each of the years ended December 31, 2016, 2015 and 2014 and the related notes; and

•	the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

all included elsewhere in this prospectus.

Our selected financial data included below is derived from our financial statements, which were prepared in accordance with IFRS. Our selected financial data for the six months ended June 30, 2017 and 2016 is derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our selected financial data as of and for the years ended December 31, 2016, 2015 and 2014 is derived from our audited consolidated financial statements included elsewhere in this prospectus. Our financial data as of and for the years ended December 31, 2013 and 2012 has been derived from our audited consolidated financial statements in accordance with IFRS, not included in this prospectus.

Statements of Operations Data

	For the Years Ended December 31,
	2016	2016	2015	2014	2013	2012
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in thousands, except amounts per share and %)
Operating revenue
Passenger revenue	1,749,232	5,786,809	5,575,344	5,129,613	4,667,542	2,454,651
Other revenue	266,937	883,082	682,522	673,440	566,613	262,704

Total revenue	2,016,169	6,669,891	6,257,866	5,803,053	5,234,155	2,717,355

Operating expenses
Aircraft fuel	(471,623)	(1,560,223)	(1,917,606)	(1,955,036)	(1,779,300)	(1,073,261)
Salaries, wages and benefits	(330,050)	(1,091,871)	(1,042,119)	(991,449)	(803,331)	(510,435)
Aircraft and other rent	(350,920)	(1,160,912)	(1,171,325)	(689,055)	(532,498)	(229,393)
Landing fees	(133,817)	(442,692)	(382,610)	(314,402)	(285,709)	(156,468)
Traffic and customer servicing	(98,933)	(327,289)	(307,926)	(240,783)	(206,459)	(130,076)
Sales and marketing	(83,490)	(276,203)	(258,214)	(239,359)	(207,759)	(131,708)
Maintenance, materials and repairs	(214,237)	(708,739)	(643,897)	(353,339)	(331,725)	(126,817)
Depreciation and amortization	(91,047)	(301,201)	(217,983)	(197,755)	(200,067)	(106,013)
Other operating expenses, net	(137,983)	(456,475)	(483,773)	(420,949)	(419,065)	(244,543)

	(1,912,099)	(6,325,605)	(6,425,453)	(5,402,127)	(4,765,913)	(2,708,714)

Operating income (loss)	104,070	344,286	(167,587)	400,926	468,242	8,641
Financial result
Financial income	15,436	51,067	43,178	41,518	61,692	9,715
Financial expense	(221,027)	(731,200)	(685,919)	(460,049)	(316,462)	(162,675)
Derivative financial instruments, net	3,265	10,800	(82,792)	4,245	(12,027)	10,009
Foreign currency exchange, net	54,310	179,668	(184,305)	(74,104)	(105,262)	(37,659)
Result from related party transactions, net	49,285	163,045	—	—	—	—

Net income (loss) before income tax and social contribution	5,340	17,666	(1,077,425)	(87,464)	96,183	(171,969)
Income tax and social contribution	2,639	8,731	(1,366)	(4,368)	(81,437)	—
Deferred income tax and social contribution	(46,161)	(152,711)	3,886	26,792	5,965	1,127

Net (loss) income for the year	(38,182)	(126,314)	(1,074,905)	(65,040)	20,711	(170,842)

Basic and diluted (loss) income for the year per common share R$/US$(2)	(0.00)	(0.01)	(0.07)	(0.00)	0.01	(0.02)
Basic and diluted (loss) income for the year per preferred share R$/US$(2)	(0.17)	(0.55)	(5.42)	(0.35)	0.12	(1.27)
Other financial data (unaudited):
EBITDA(3)	235,425	778,833	(449,148)	437,601	547,762	61,395
Adjusted EBITDA(4)	195,116	645,487	50,396	598,681	668,309	114,654
Adjusted EBITDAR(5)	546,036	1,806,399	1,221,721	1,287,736	1,200,807	344,047
Adjusted EBITDAR Margin (%)(6)	27.1%	27.1%	19.5%	22.2%	22.9%	12.7%

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2016 have been translated to U.S. dollars using the rate R$3.3082 as of June 30, 2017, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Reflects the conversion ratio of 75.0 common shares to 1.0 preferred share and a two-for-one stock split on February 23, 2017.
(3)	We calculate EBITDA as net income (loss) minus interest income (comprised of interest on short-term investments), plus interest expense (comprised of interest on loans and interest on factoring credit card and travel agencies receivables), current and deferred income tax and social contribution and depreciation and amortization. We believe EBITDA is a well recognized performance measurement in the airline industry that is frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate EBITDA differently than us. EBITDA serves an indicator of overall financial performance, which is not affected by changes in rates of income tax and social contribution or levels of depreciation and amortization. Consequently, we believe that EBITDA serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decision. Because EBITDA does not include certain costs related to our business, such as interest expense, income taxes, depreciation, capital expenditures and other corresponding charges, which might significantly affect our net income, EBITDA has limitations which affect its use as an indicator of our profitability. See “Summary Financial and Operating Data” for a reconciliation of EBITDA to net income (loss).
(4)	Adjusted EBITDA is equal to EBITDA adjusted to exclude foreign currency exchange, net, derivative financial instruments, net, other financial income (expense), and result from related party transactions, net. Adjusted EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate Adjusted EBITDA differently than us. Adjusted EBITDA serves as an indicator of overall financial performance that we believe serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because Adjusted EBITDA does not include certain costs related to our business, it has limitations which affect its use as an indicator of our profitability. See “Summary Financial and Operating Data” for a reconciliation of Adjusted EBITDA to net income (loss).
(5)	Adjusted EBITDAR is equal to Adjusted EBITDA adjusted to exclude the expenses related to aircraft and other rent expenses. Adjusted EBITDAR is presented as supplemental information, because (i) we believe EBITDAR is a valuation metric traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the measures used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, Adjusted EBITDAR is not a financial measure in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein. Other companies may calculate Adjusted EBITDAR differently than us. Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense. Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information. For more information on the limitations of Adjusted EBITDAR as an analytical tool, see “Presentation of Financial and Other Information—Financial Statements.” As for the use of EBITDAR in our debt financing instruments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings”.
(6)	Represents Adjusted EBITDAR divided by total operating revenue.

	For the Six Months Ended June 30, (Unaudited)
	2017	2017	2016
	(US$)(1)	(R$)	(R$)
	(in thousands, except amounts per share and %)
Operating revenue
Passenger revenue	932,467	3,084,786	2,716,080
Other revenue	154,846	512,263	396,397

Total revenue	1,087,313	3,597,049	3,112,477

Operating expenses
Aircraft fuel	(266,502)	(881,641)	(735,376)
Salaries, wages and benefits	(181,614)	(600,816)	(534,828)
Aircraft and other rent	(172,619)	(571,057)	(597,508)
Landing fees	(69,916)	(231,295)	(222,466)
Traffic and customer servicing	(50,640)	(167,527)	(158,788)
Sales and marketing	(41,809)	(138,313)	(131,436)
Maintenance, materials and repairs	(83,224)	(275,323)	(345,728)
Depreciation and amortization	(47,509)	(157,169)	(145,421)
Other operating expenses, net	(79,732)	(263,767)	(232,653)

	(993,564)	(3,286,908)	(3,104,204)

Operating income	93,749	310,141	8,273
Financial result
Financial income	10,356	34,261	14,833
Financial expense	(83,828)	(277,322)	(391,316)
Derivative financial instruments, net	(31,879)	(105,462)	4,301
Foreign currency exchange, net	10,207	33,766	221,168
Result from related party transactions, net	6,236	20,631	33,188

Net income (loss) before income tax and social contribution	4,841	16,015	(109,553)
Income tax and social contribution	2,507	8,293	(61)
Deferred income tax and social contribution	(894)	(2,958)	(77,444)

Net income (loss) for the period	6,454	21,350	(187,058)

Basic and diluted income (loss) for the period per common share R$/US$	0.00	0.00	(0.01	)(2)
Basic and diluted income (loss) for the period per preferred share R$/US$	0.02	0.07	(0.91	)(2)
Other financial data (unaudited):
EBITDA(3)	96,345	318,727	292,557
Adjusted EBITDA(4)	141,259	467,310	153,694
Adjusted EBITDAR(5)	313,878	1,038,367	751,202
Adjusted EBITDAR Margin (%)(6)	28.9%	28.9%	24.1%

(1)	For convenience purposes only, the amounts in reais for six months ended June 30, 2017 have been translated to U.S. dollars using the rate R$3.3082 as of June 30, 2017, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Reflects the conversion ratio of 75.0 common shares to 1.0 preferred share and a two-for-one stock split on February 23, 2017.
(3)	We calculate EBITDA as net income (loss) minus interest income (comprised of interest on short-term investments), plus interest expense (comprised of interest on loans and interest on factoring credit card and travel agencies receivables), current and deferred income tax and social contribution and depreciation and amortization. We believe EBITDA is a well recognized performance measurement in the airline industry that is frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate EBITDA differently than us. EBITDA serves an indicator of overall financial performance, which is not affected by changes in rates of income tax and social contribution or levels of depreciation and amortization. Consequently, we believe that EBITDA serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because EBITDA does not include certain costs related to our business, such as interest expense, income taxes, depreciation, capital expenditures and other corresponding charges, which might significantly affect our net income, EBITDA has limitations which affect its use as an indicator of our profitability. See “Summary Financial and Operating Data” for a reconciliation of EBITDA to net income (loss).
(4)	Adjusted EBITDA is equal to EBITDA adjusted to exclude foreign currency exchange, net, derivative financial instruments, net, other financial income (expense), and result from related party transactions, net. Adjusted EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate Adjusted EBITDA differently than us. Adjusted EBITDA serves as an indicator of overall financial performance that we believe serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because Adjusted EBITDA does not include certain costs related to our business, it has limitations which affect its use as an indicator of our profitability. See “Summary Financial and Operating Data” for a reconciliation of Adjusted EBITDA to net income (loss).
(5)	Adjusted EBITDAR is equal to Adjusted EBITDA adjusted to exclude the expenses related to aircraft and other rent expenses. Adjusted EBITDAR is presented as supplemental information, because (i) we believe EBITDAR is a valuation metric traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the measures used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, Adjusted EBITDAR is not a financial measure in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein. Other companies may calculate Adjusted EBITDAR differently than us. Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense. Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information. For more information on the limitations of Adjusted EBITDAR as an analytical tool, see “Presentation of Financial and Other Information—Financial Statements.” As for the use of EBITDAR in our debt financing instruments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings”.
(6)	Represents Adjusted EBITDAR divided by total operating revenue.

The following table presents the reconciliation of the non-IFRS performance measures EBITDA and Adjusted EBITDA and the valuation metric Adjusted EBITDAR to net income (loss) for the periods indicated below:

	For the Six Months Ended June 30, (Unaudited)			For the Years Ended December 31,
	2017	2017	2016	2016	2016	2015	2014
	(US$)	(R$)	(R$)	(US$)	(R$)	(R$)	(R$)
	(in thousands, except Adjusted EBITDAR margin)
Reconciliation:
Net income (loss) for the year	6,454	21,350	(187,058)	(38,182)	(126,314)	(1,074,905)	(65,040)
Plus (minus):
Interest expense(2)	52,100	172,356	270,919	150,401	497,557	450,960	364,255
Interest income(3)	(8,105)	(26,813)	(14,230)	(11,363)	(37,591)	(40,666)	(36,945)
Income tax and social contribution	(2,507)	(8,293)	61	(2,639)	(8,731)	1,366	4,368
Deferred income tax and social contribution	894	2,958	77,444	46,161	152,711	(3,886)	(26,792)
Depreciation and amortization	47,509	157,169	145,421	91,047	301,201	217,983	197,755

EBITDA(4)	96,345	318,727	292,557	235,425	778,833	(449,148)	437,601
Foreign currency exchange, net(5)	(10,207)	(33,766)	(221,168)	(54,310)	(179,668)	184,305	74,104
Derivative financial instruments, net(6)	31,879	105,462	(4,301)	(3,265)	(10,800)	82,792	(4,245)
Other financial expenses(7)	31,729	104,966	120,397	70,625	233,643	234,959	95,794
Other financial income	(2,251)	(7,448)	(603)	(4,074)	(13,476)	(2,512)	(4,573)
Result from related party transactions, net	(6,236)	(20,631)	(33,188)	(49,285)	(163,045)	—	—

Adjusted EBITDA(4)(8)	141,258	467,310	153,694	195,116	645,487	50,396	598,681
Aircraft and other rent	172,619	571,057	597,508	350,920	1,160,912	1,171,325	689,055

Adjusted EBITDAR(9)	313,877	1,038,367	751,202	546,036	1,806,399	1,221,721	1,287,736

Adjusted EBITDAR Margin (%)(10)	28.9%	28.9%	24.1%	27.1%	27.1%	19.5%	22.2%

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2016 and the six months ended June 30, 2017 have been translated to U.S. dollars using the rate R$3.3082 as of June 30, 2017, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Interest expense is interest on loans and interest on factoring credit card, and travel agencies receivables, which is a component of financial expense. See Note 25 to our audited consolidated financial statements.
(3)	Interest income is interest on short-term investments, which is a component of financial income. See Note 25 to our audited consolidated financial statements.
(4)	EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to EBITDA and Adjusted EBITDA as used by other companies which may calculate Adjusted EBITDA in a manner which differs from ours. EBITDA and Adjusted EBITDA are not measures of financial performance in accordance with IFRS. They do not represent cash flow for the corresponding periods, and should not be considered as alternatives to net income or loss or as measures of operating performance, cash flow or liquidity, nor should they be considered for the calculation of dividend distribution.
(5)	Represents the foreign exchange remeasurement on U.S. dollar and Euro denominated assets and liabilities.
(6)	Represents currency forward contracts used to protect our U.S. dollar exposure.
(7)	Other financial expenses are a component of our financial expense. See Note 25 to our audited consolidated financial statements.
(8)	Other financial income for the year ended December 31, 2013 included R$47,423 thousand for the fair value adjustment of other financial liabilities. Other financial income is a component of our financial income. See Note 25 to our audited consolidated financial statements.
(9)	Adjustments exclude the effects of the following items: (i) the foreign currency exchange variation relating to U.S. dollars denominated assets and liabilities; (ii) gains or losses in connection with our derivative instruments used to protect us against variations of the U.S. dollar compared to the real; (iii) other financial expenses (does not include interest expense), which is a component of financial expense; (iv) other financial income and fair value adjustment of other financial liabilities (does not include interest income), which are components of financial income; and (v) related party transactions, net (as applicable). We believe that such adjustments are useful to indicate our operating performance.
(10)	Adjusted EBITDAR is equal to Adjusted EBITDA adjusted to exclude the expenses related to aircraft and other rent expenses. Adjusted EBITDAR is presented as supplemental information, because (i) we believe EBITDAR is a valuation metric traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the measures used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, Adjusted EBITDAR is not a financial measure in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein. Other companies may calculate Adjusted EBITDAR differently than us. Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense. Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information. For more information on the limitations of Adjusted EBITDAR as an analytical tool, see “Presentation of Financial and Other Information—Financial Statements.” As for the use of EBITDAR in our debt financing instruments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financings”.
(11)	Represents Adjusted EBITDAR divided by total operating revenue.

Balance Sheet Data

The following tables present key line items from our historical balance sheet data:

	As of December 31,
	2016	2016	2015	2014	2013	2012
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in thousands)
Cash and cash equivalents	166,001	549,164	636,505	388,959	546,283	271,116

Total assets	2,539,269	8,400,409	7,839,164	6,239,199	5,612,784	4,751,785

Loans and financing(2)	1,219,544	4,034,495	4,810,945	3,259,184	3,034,695	2,989,175
Equity	302,880	1,001,987	(392,169)	416,495	476,313	351,031

Total liabilities and equity	2,539,269	8,400,409	7,839,164	6,239,199	5,612,784	4,751,785

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2016 have been translated to U.S. dollars using the rate R$3.3082 as of June 30, 2017, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Includes current and non-current loans and financing.

	As of June 30, (Unaudited)
	2017	2017	2016
	(US$)(1)	(R$)	(R$)
	(in thousands)
Cash and cash equivalents	151,416	500,914	157,589

Total assets	2,776,222	9,184,296	7,801,471

Loans and financing(2)	1,100,856	3,641,852	4,252,190
Equity	691,667	2,288,174	(364,301)

Total liabilities and equity	2,776,222	9,184,296	7,801,471

(1)	For convenience purposes only, the amounts in reais for six months ended June 30, 2017 have been translated to U.S. dollars using the rate R$3.3082 as of June 30, 2017, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Includes current and non-current loans and financing.

Operating Data

	As of and For the Years Ended December 31,
	Unaudited
	2016(1)		2016	2015	2014	2013	2012
Operating Statistics (unaudited):
Operating aircraft at end of period	123		123	144	138	133	118

Total aircraft at end of period	124		124	152	153	137	127

Cities served at end of period	102		102	102	106	103	100
Average daily aircraft utilization (hours)	10.1		10.1	9.5	9.6	10.3	11.5
Stage length (km)	848		848	830	727	726	777
Number of departures	261,611		261,611	280,832	283,755	275,976	143,363
Block hours	403,888		403,888	435,683	422,873	414,660	220,184
Passenger flight segments	20,619,707		20,619,707	21,794,939	20,409,931	19,808,882	11,718,784
Revenue passenger kilometers (RPKs) (million)	18,236		18,236	18,636	15,671	14,975	9,062
Available seat kilometers (ASKs) (millions)	22,869		22,869	23,423	19,747	18,928	11,495
Load Factor (%)	79.7%		79.7%	79.6%	79.4%	79.1%	78.8%
Passenger revenue (in thousands)	US$ 1,749,232	(1)	R$5,786,809	R$5,575,344	R$5,129,613	R$4,667,542	R$2,454,651
Passenger revenue per ASK (cents) (PRASK)	US$ 7.65	(1)	R$25.30	R$23.80	R$25.98	R$24.66	R$21.35
Operating revenue per ASK (cents) (RASK)	US$ 8.82	(1)	R$29.17	R$26.72	R$29.39	R$27.65	R$23.64
Yield per ASK (cents)	US$ 9.59	(1)	R$31.73	R$29.92	R$32.73	R$31.17	R$27.09
Trip cost	US$ 7,309	(1)	R$24,179	R$22,880	R$19,038	R$17,269	R$18,894
End-of-period FTEs per aircraft	84		84	73	76	74	76
CASK (cents)	US$ 8.36	(1)	R$27.66	R$27.43	R$27.36	R$25.18	R$23.56
CASK (ex-fuel) (cents)(2)	US$ 6.30	(1)	R$20.84	R$19.25	R$17.46	R$15.78	R$14.23
Fuel liters consumed (thousands)	880,941		880,941	906,778	789,150	749,861	469,458
Average fuel cost per liter	US$ 0.54	(1)	R$1.77	R$2.11	R$2.48	R$2.37	R$2.29

(1)	For convenience purposes only, the amounts in reais for the year ended December 31, 2016 have been translated to U.S. dollars using the rate R$3.3082 as of June 30, 2017, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	CASK (ex-fuel) means CASK excluding all fuel costs.

	As of and for the Six Months Ended June 30,
	Unaudited
	2017(1)		2017	2016
Operating Statistics (unaudited):
Operating aircraft at end of period	123		123	121

Total aircraft at end of period	140		140	148

Cities served at end of period	102		102	107
Average daily aircraft utilization (hours)	10.2		10.2	9.3
Stage length (km)	877		877	847
Number of departures	132,022		132,022	129,507
Block hours	204,449		204,449	200,210
Passenger flight segments	10,946,042		10,946,042	10,039,275
Revenue passenger kilometers (RPKs) (million)	10,015		10,015	8,846
Available seat kilometers (ASKs) (millions)	12,340		12,340	11,270
Load Factor (%)	81.2%		81.2%	78.5%
Passenger revenue (in thousands)	US$ $932,467	(1)	R$3,084,786	R$2,716,080
Passenger revenue per ASK (cents) (PRASK)	US$ 7.56	(1)	R$25.00	R$24.10
Operating revenue per ASK (cents) (RASK)	US$ 8.81	(1)	R$29.15	R$27.62
Yield per ASK (cents)	US$ 9.31	(1)	R$30.80	R$30.70
Trip cost	US$ 7,526	(1)	R$24,897	R$23,969
End-of-period FTEs per aircraft	87		87	84
CASK (cents)	US$ 8.05	(1)	R$26.64	R$27.54
CASK (ex-fuel) (cents)(2)	US$ 5.89	(1)	R$19.49	R$21.02
Fuel liters consumed (thousands)	459,105		459,105	434,627
Average fuel cost per liter	US$ 0.58	(1)	R$1.92	R$1.69

(1)	For convenience purposes only, the amounts in reais for six months ended June 30, 2017 have been translated to U.S. dollars using the rate R$3.3082 as of June 30, 2017, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	CASK (ex-fuel) means CASK excluding all fuel costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus, as well as the data set forth in “Summary Financial and Operating Data” and “Selected Consolidated Financial Information.” The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are the largest airline in Brazil in terms of departures and cities served, with 739 daily departures serving 102 destinations, creating an unparalleled network of 202 non-stop routes as of June 30, 2017. As the sole airline on 72% of our routes, we are the leading airline in 67 Brazilian cities in terms of departures and carried approximately 11 million passengers in the first six months ended June 30, 2017. We are a low-cost carrier and have generated a PRASK premium of at least 34% relative to our main competitor since our first year of operations. We derive this PRASK premium from our network, optimized fleet, operating efficiencies and high quality product offering. Complementing our extensive domestic network, we fly to select international destinations, including Fort Lauderdale, Orlando, and Lisbon. We wholly own our loyalty program TudoAzul, a strategic revenue-generating asset, which had approximately 7.6 million members as of June 30, 2017.

Azul was founded in 2008 by entrepreneur David Neeleman, founder of JetBlue, as his fourth successful airline venture, to capture the market opportunities created by the expansion of the Brazilian aviation market. David Neeleman is our controlling shareholder as well as Chairman. Mr. Neeleman also serves as Chief Executive Officer of our only operating subsidiary – Azul Linhas Aéreas Brasileiras S.A., or Azul Linhas. In addition, we have a diverse group of key strategic shareholders, such as United and Hainan (a subsidiary of the HNA Group, a Fortune Global 500 conglomerate and the largest private airline operator in China).

Brazil is geographically similar in size to the continental United States and is currently the fourth largest market for domestic airline passengers in the world. Since 2008, the number of domestic airline passengers carried in Brazil has increased by more than 90% to 96 million in 2015, according to ANAC. Brazil’s air travel market continues to be significantly underpenetrated and is expected to increase to 131 million domestic passengers by 2021, according to ABEAR.

We have the most extensive route network in Brazil, serving 96 domestic destinations, about twice as many as our main competitors Gol and LATAM, which served 52 and 44 destinations, respectively, as of June 30, 2017. We are the only provider of scheduled service to 37 of our domestic destinations and hold the leading position in seven out of the ten largest domestic airports in which we operate in terms of departures. Through our network, we connect travelers to destinations exclusively served by us from our three hubs, which cater to the São Paulo, Belo Horizonte and Recife markets, among the largest metropolitan areas in the country. Notably, we are the leading airline at Viracopos airport, one of the São Paulo area’s principal airports and the largest domestic hub in South America in terms of non-stop destinations served, with a 97% share of its 139 daily domestic departures as of June 30, 2017.

We operate a young, fuel-efficient fleet that we believe is better tailored for the Brazilian market than those of our main competitors as it allows us to serve cities with different demographics, ranging from large capitals to smaller cities. Our operating fleet of 123 aircraft as of June 30, 2017, comprised of 70 Embraer E-Jets, 40 ATR aircraft, eight next-generation Airbus A320neos, and five Airbus A330s. Our fleet has an average age of 5.2 years, which is significantly younger than that of our main competitors. In December 2016, we began operating fuel-efficient, next-generation Airbus A320neos on longer, high demand domestic segments. We believe that our diversified fleet is optimized to efficiently match capacity to demand. This enables us to offer superior connectivity as well as more convenient and frequent non-stop service to more airports than our main competitors, which exclusively operate larger aircraft.

A key driver of our profitability is our management team’s extensive experience in implementing a disciplined, low-cost operating model. Our optimized fleet yields lower trip costs than our main competitor. In the first six months ended June 30, 2017, our average trip cost was R$24,897, which was 34% lower than that of Gol. With the introduction of the next-generation Airbus A320neos to our fleet, we expect to maintain our market-leading low trip cost advantage. In addition, our FTEs per aircraft were the lowest in Brazil at 87 compared to 145 for Gol as of June 30, 2017. Over the past three years we had one of the best on-time performance records among Brazilian carriers, and were recognized by OAG as “South America’s Most On-time Airline” in 2017 and “Most On-Time Low Cost Carrier in the World” and “Third Most On-Time Airline in the World” in 2015.

We have built a strong brand by offering what we believe is a superior travel experience, based on a culture of customer service provided by a highly-motivated and well-trained team of crewmembers. Our service features include passenger seat selection, leather seats, individual entertainment screens with free live television at every seat in all our jets, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack services, and free bus service to key airports we serve. As a result of our strong focus on customer service, according to surveys we have conducted, 90% of our customers would recommend or strongly recommend Azul to a friend or relative as of June 30, 2017. In 2017 we were named “The World’s Third Best Airline” by TripAdvisor Travelers’ Choice as well as “Best Low Cost Carrier in South America” for the seventh consecutive year and “Best Staff in South America” for the second consecutive year by Skytrax.

We continue to invest in and expand our loyalty program, TudoAzul, which had approximately 7.6 million members and 83 program partners as of June 30, 2017. TudoAzul has been the fastest growing loyalty program in terms of members in Brazil for the past three years compared to Smiles and Multiplus, the loyalty programs of Gol and LATAM, respectively, and was elected “Best Loyalty Program in Brazil” in 2016 by a survey of 25,000 readers of Melhores Destinos, the largest web portal of airline fare promotions and loyalty programs in Brazil. Given our network strength, the expected growth of passenger air travel, credit card penetration and usage and customer loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us. Unlike our main competitors, we own 100% of our loyalty program and benefit from all of TudoAzul’s cash flows. Since mid-2015, we have managed TudoAzul through a dedicated team and we are constantly evaluating opportunities to unlock value from this strategic asset.

We generate a PRASK premium from our unparalleled network, optimized fleet, operating efficiencies and high quality product offering, which resulted in revenues of R$3.6 billion in the first half of 2017. In addition to our PRASK premium, we remain focused on our disciplined low-cost operating model as evidenced by having the lowest number of FTEs per aircraft and trip cost advantage compared to our main competitor as of June 30, 2017.

Despite the contraction of the Brazilian economy, which started in 2014 and deepened in 2015 into the first half of 2016, we began to see a recovery during the second half of 2016, and recorded operating income of R$166.0 million for the three months ended September 30, 2016 and operating income of R$170.0 million for the three months ended December 31, 2016, representing an operating margin of 9.6% and 9.3%, respectively. In the first six months ended June 30, 2017, the Brazilian economny was relatively stable and we recorded a net income of R$21.4 million and an operating income of R$310.1 million, representing an operating margin of 8.6%, compared to a net loss of R$187.0 million and an operating income of R$8,3 million, representing an operating margin of 0.3% in the same period in 2016.

As a measure of our equity valuation, our Adjusted EBITDAR margin reached 28.9% in the first six months ended June 30, 2017, which we believe is one of the highest among publicly traded airlines in Latin America over the past three years. Adjusted EBITDAR should not be considered as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense. In addition, Adjusted EBITDAR should not be considered in isolation or as an alternative to net income. For a reconciliation of our Adjusted EBITDAR to net income (loss), see “Summary Financial and Operating Data”.

On April 19, 2017, we concluded our initial public offering of 96,239,837 preferred shares (including in the form of ADRs), which consisted of both an international offering and a Brazilian offering. Our initial public offering resulted in gross proceeds in the aggregate of approximately US$629 million, including proceeds to us and specified selling shareholders.

Principal Factors Affecting Our Financial Condition and Results of Operations

We believe our operating and business performance is driven by various factors that affect the global and Brazilian economy, the Brazilian airline industry, trends affecting the broader Brazilian travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance.

Brazilian economic environment

As substantially all of our flight operations are within Brazil, our revenues and profitability are affected by conditions in the Brazilian economy. Our operations and the airline industry in general, are particularly sensitive to changes in economic conditions. Unfavorable economic conditions, such as high unemployment rates and a constrained credit market, can reduce spending for both leisure and business travel. Unfavorable economic conditions can also impact our ability to raise fares to counteract increased fuel, labor, and other expenses, and generally increase our credit rank, particularly with respect to our trade receivables.

The following table shows data for real GDP, inflation and interest rates in Brazil, the U.S. dollar/real exchange rate and crude oil prices for and as of the periods indicated.

	As of and For the Six Months Ended June 30,		As of and For the Years Ended December 31,
	2017	2016	2016	2015	2014
Real growth (contraction) in gross domestic product	—	(4.5)%	(3.6)%	(3.8)%	0.1%
Inflation (IGP-M)(1)	(2.0)%	5.9%	7.2%	10.5%	3.7%
Inflation (IPCA)(2)	1.2%	4.4%	6.3%	10.7%	6.4%
Long-term interest rates – TJLP (average)(3)	7.3%	7.5%	7.5%	6.3%	5.0%
CDI Rate (average)(4)	11.8%	14.1%	14.1%	13.4%	10.8%
LIBOR(5)	1.1%	0.6%	0.7%	0.3%	0.2%
Period-end exchange rate—reais per US$ 1.00	3.308	3.210	3.259	3.905	2.656
Average exchange rate—reais per US$ 1.00(6)	3.181	3.702	3.483	3.338	2.354
Average depreciation of the reais vs. US$	14.1%	(24.6)%	(4.3)%	(41.8)%	(9.0)%
West Texas Intermediate, or WTI, crude price (average US$ per barrel during period)	49.85	39.55	43.47	48.76	92.91
Unemployment rate(7)	13.4%	11.1%	11.5%	8.5%	6.8%

Source: FGV, IBGE, Central Bank, Bloomberg and Energy information administration

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI Rate is an average of inter-bank overnight rates in Brazil (daily average for the period).
(5)	Average US dollar three-month London Inter-Bank Offer Rate for three months.
(6)	Average of the exchange rate on each business day of the year.
(7)	Average unemployment rate for year as measured by IGBE.

The Brazilian political and economic scenario has recently been characterized by high levels of uncertainty and instability, including a contraction of economic growth, despite a recent appreciation, an overall sharp depreciation of the real against the U.S. dollar, increased levels of unemployment and depressed levels of consumer confidence and spending. Due in part to a decrease in global commodities prices and amid wide-scale corruption probes focused on certain state-owned companies and uncertainty surrounding the eventual impeachment of former President Dilma Rousseff, Brazil entered into a recession in 2014. We have observed that this macroeconomic scenario generally impacted demand for air travel. While the number of passengers in the domestic market increased by 148% from 2005 to 2015, the number of domestic passengers in Brazil grew only 0.3% in 2015, reflecting the poor economic environment. In terms of passenger demand as measured by RPKs, the Brazilian domestic flight market remained flat in the six months ended June 30, 2017, contracted 5.7% in 2016, and grew 1.1% in 2015, 5.8% in 2014, 1.4% in 2013, 6.8% in 2012, 15.9% in 2011 and 23.5% in 2010 according to ANAC.

We have been able to successfully manage the recent downturn in the Brazilian economy. In 2015 and 2016, we raised a total of US$550 million through investments by United and Hainan. We continued to develop our loyalty program, TudoAzul, which is 100% owned by us, and we believe is a key strategic business driver for us. In 2016, we were also able to leverage our strategic partnerships with non-Brazilian airlines to, among other things, minimize our operating expenses by subleasing 15 aircraft to TAP and redelivering two aircraft that the lessor subsequently leased to TAP, while allowing us to maintain an optimized fleet for the Brazilian market. In addition, we have seen a positive trend in our results of operation starting in the second half of 2016, when the impeachment of former President Dilma Rousseff was finalized and former Vice-President Michel Temer took over the presidency. On April 19, 2017 we successfully concluded our initial public offering, becoming the first dual listed Brazilian company since 2009, raising R$1.3 billion of net proceeds to Azul.

Despite the recent economic downturn, we believe Brazil continues to show significant growth potential. According to Central Bank forecasts on August 28, 2017, the Brazilian economy is expected to recover in 2017 with an estimated GDP growth of 0.4% compared to a GDP contraction of 3.6% for 2016. We believe that our business model will allow us to benefit from Brazil’s economic growth potential, particularly among the middle class and in small- and medium-sized cities as well as in the economic strongholds of the São Paulo and Rio de Janeiro areas.

Net Operating Loss Carryforwards

We and our subsidiaries had net operating loss carryforwards of R$2,289.3 million as of June 30, 2017, represented by income tax losses and negative basis of social contribution. Certain of these net operating losses have been recorded at dormant subsidiaries and any future usage is dependent on transferring operating activities to such subsidiaries. Under Brazilian tax laws, we may only use our net operating losses to offset taxes payable up to 30% of the taxable income for each year. See “—Principal Components of our Results of Operations—Taxes” and “—Critical Accounting Policies—Deferred Taxes.”

Impact of airline industry competition

The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, flight schedules, flight times, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, brand recognition, code-sharing relationships, and loyalty programs and redemption opportunities. Price competition occurs on a market-by-market, route-by-route and flight schedules basis through price discounts, changes in pricing structures, fare matching, target promotions and loyalty program initiatives.

As of June 30, 2017, 25% and 22% of our domestic network overlapped with that of Gol and LATAM, respectively, while Gol’s and LATAM’s networks had an overlap of approximately 87% with each other. At Viracopos airport, our primary hub, only one out of 52 domestic destinations faced direct competition from Gol or LATAM as of June 30, 2017.

In addition, we were the sole airline on 72% of our routes and 37 of the destinations we served, and the leading player in 67 cities as of June 30, 2017. By comparison, Gol and LATAM were leading carriers in only 16 and five cities, respectively, as of June 30, 2017.

Effects of aviation fuel costs

Aviation fuel costs have been subject to wide fluctuations in recent years. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. We attempt to mitigate fuel price volatility through commodity forward agreements with banks or a fixed price agreement with BR Distribuidora. See “—Principal Components of Our Results of Operations—Operating Expenses.” In addition, the recent slowdown of GDP growth in China and the negative macro-economic outlook for Europe have generally impacted the demand for commodities, including fuel, with the consequent effect of reducing the average price of fuel worldwide. The average WTI price for the six months ended on June 30, 2017 was approximately 49.1% lower compared to the average price in 2013. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, the pricing of hedges and other derivative products in the market and applicable regulatory policies. We had hedged 21% of our forecasted next twelve months fuel consumption as of June 30, 2017. Petrobras, the leading player in the Brazilian oil industry and the parent company of BR Distribuidora, has a strategy to equalize aviation fuel prices to international fuel prices every month. There are also regional differences based on logistical issues and different regional taxes.

Seasonality

Our operating revenue and results of operations are substantially dependent on overall passenger traffic volume, which is subject to seasonal and other changes in traffic patterns. Therefore, our operating revenue and results of operations for any interim period are not necessarily indicative of those for the entire year. We generally expect demand to be greater in the first, third and fourth quarters of each calendar year compared to the second quarter of each year. This demand increase occurs due to an increase in business travel during the second half of the year, as well as the Christmas season, Carnival and the Brazilian school summer vacation period. Although business travel can be cyclical depending on the general state of the economy, it tends to be less seasonal than leisure travel, which peaks during vacation season and around certain holidays in Brazil.

The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2014	253.4	251.4	254.4	246.6
2015	250.8	238.9	258.6	274.3
2016	280.7	259.3	286.3	294.1
2017	283.7	279.8	—	—

Effects of exchange rates, interest rates and inflation

Our results of operations are affected by currency fluctuations. For the six months ended June 30, 2017 and in 2016, 2015 and 2014, 85.0%, 89.8%, 93.2% and 99.5%, respectively, of our revenue was domestic and therefore denominated in reais while 52.8%, 53.5%, 57.5% and 54.3%, respectively, of our operating expenses were either payable in or affected by the U.S. dollar, such as aviation fuel, aircraft lease payments, certain flight hour maintenance contract payments and aircraft insurance. We also have certain aircraft debt denominated in U.S. dollars, see “—Loans and Financings.”

We also have assets denominated in foreign currency such as security deposits, maintenance reserves, cash and equivalents, and the TAP bond, providing us with a natural hedge against our dollar denominated liabilities. In addition, our aircraft, engines, and spare parts are commercialized in U.S. dollars.

Inflation also had, and may continue to have, effects on our financial condition and results of operations. For the six months ended June 30, 2017 and in 2016 and 2015, approximately, 29.6%, 28.8% and 26.5%, respectively, of our operating expenses, including salaries, catering and ground handling expenses were impacted by changes in inflation.

We use short-term arrangements to hedge against exchange rate exposure related to our aircraft lease and other rent payment obligations.

The Central Bank changes the base interest rate in order to manage inflation. Variations in interest rate affect primarily our long-term obligations subject to variable interest rates, including our loans and financing. As of June 30, 2017, December 31, 2016, 2015 and 2014, we had R$3,641.9, R$4,034.5 million, R$4,810.9 million and R$3,259.2 million, respectively, in current and noncurrent loans and financing of which (i) 35.1%, 37.6%, 31.0% and 37.5%, respectively, was indexed to the CDI Rate, or overnight interbank/branch benchmark interest rate, (ii) 0%, 0%, 3.4% and 9.2%, respectively, was indexed to the TJLP rate and (iii) 56.5%, 52.6%, 53.9% and 38.3%, respectively, was indexed to LIBOR. In addition, interest rates also affect our financial income to the extent that we have investments indexed to the CDI Rate. The Central Bank has changed the base interest rate several times over the past years in order to keep inflation within its growth targets.

New IFRS standards that may affect our future results of operations

There are certain IFRS standards and interpretations currently issued but not yet in effect that could materially impact the presentation of our financial position or performance once such standard and interpretations become effective. See Note 3.19 to our audited consolidated financial statements and 3.1 to our unaudited interim consolidated financial statements.

Trend Information

We believe that demand for passenger aircraft travel in the markets we serve will be stronger in the coming year as a result of a better macroeconomic outlook for Brazil. We believe there is a strong growth opportunity in frequent point-to-point airline service on routes not served by us or underserved routes among larger, medium-sized, and regional cities in Brazil. In addition, we believe there is an opportunity to leverage our domestic network connectivity by serving additional select international destinations. In 2017, we expect our operating capacity in terms of ASKs to increase between 11% and 13% over 2016, mostly due to the planned introduction of 11 next-generation A320 neos to our fleet, which have 56 more seats than our Embraer E-195s they will be replacing. In terms of number of aircraft, our fleet counted 123 aircraft in service as of June 30, 2017 and we intend to have 122 aircraft in service by the end of 2017.

We believe that growth of our wholly-owned loyalty program TudoAzul will continue to be driven by a number of positive factors, including the increase in passenger traffic, higher penetration and usage of credit cards among the Brazilian population, and greater awareness about the loyalty sector, especially in cities served exclusively by Azul. By the end of 2017, we expect the number of members to grow by over one million, and points issued to grow by 20% compared to 2016, aided by a higher number of partners and the launch of new products.

Principal Components of Our Results of Operations

Operating Revenue

Our operating revenue is primarily derived from transporting customers in our aircraft. For the six months ended June 30, 2017, 85.8% of our operating revenue was derived from passenger revenue, and 14.2% was derived from other revenue (ancillary revenue, including cargo revenue). For the year ended December 31, 2016, 86.8% of our operating revenue was derived from passenger revenue, and 13.2% was derived from ancillary revenue. For the six months ended June 30, 2017 and for the year ended December 31, 2016, 85.0%, and 89.8% of our operating revenue was denominated in reais. Passenger revenue is recognized either upon departure of the scheduled flight or when a purchased ticket expires unused, including revenue related to the redemption of TudoAzul points for Azul flights. Cargo revenue is recognized when transportation is provided. Other ancillary revenue consists primarily of ticket change fees, excess baggage charges, interest on installment sales, booking fees, other incidental services and aircraft subleases. Non-ticket revenue is generally recognized at the time the ancillary products are purchased or services are provided.

Passenger revenue depends on our capacity, load factor and yield. Capacity is measured in terms of ASKs, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers these seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPKs, which represents the number of kilometers flown by revenue passengers, by ASKs. Yield is the average amount that one passenger pays to fly one kilometer. We use RASK, or revenue divided by ASKs, and PRASK, or passenger revenue divided by ASKs, as our key performance indicators because we believe they enable us to evaluate the balance between load factor and yield. Since our first year of operations, we have maintained a significant RASK and PRASK premium compared to our competitors given our higher load factors and yields. We expect that our strategy will enable us to maintain that premium in the future.

Our revenues are net of certain taxes, including state-value added tax, the Tax on Circulation of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS; federal social contribution taxes, including the Social Integration Program (Programa de Integração Social), or PIS; social security contributions, or INSS; and the Social Contribution to Social Security Financing (Contribuição Social para o Financiamento da Seguridade Social), or COFINS. ICMS does not apply to passenger revenue. The average rate of ICMS on cargo revenues varies by state and ranges from 4% to 19%. In respect of passenger transportation revenues, the applicable rates of PIS and COFINS are 0.65% and 3%, respectively, due to a specific rule which enforces the use of the cumulative system of PIS and COFINS on these revenues. The remaining revenue related to air transportation activity is levied at rates of 1.65% and 7.60%, respectively. The Municipal Tax on Services (Imposto Sobre Serviços) is a municipal tax assessed at rates varying from 2% to 5% of our service rendered revenues. On January 1, 2013, the federal government of Brazil, through the “MP 540/12”, later converted into law No. 12,546/11, determined that the INSS contribution would be substituted by a Provisional Contribution on Gross Revenues, or CPRB, calculated at a monthly rate of 1%. On December 1, 2015, this monthly rate was increased to 1.5%. We present the CPRB contribution as a reduction of gross revenue.

The air transportation business is volatile and highly affected by economic cycles and trends. Fluctuations in aviation fuel prices, customer discretionary spending, fare initiatives, labor actions, weather and other factors have resulted in significant fluctuations in revenues and results of operations in the past.

ANAC, the Brazilian civil aviation agency, may adopt regulations that influence our ability to generate revenue as it is responsible for approving the concession of landing rights slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. Our ability to grow and to increase our revenues is dependent on approvals for new routes, increased frequencies and additional aircraft by ANAC.

Operating Expenses

We are committed to maintaining a low-cost operating structure and we seek to keep our expenses low by operating a young and efficient fleet with a single-class of service on domestic routes, maintaining high employee productivity, investing significantly in technology, utilizing our fleet efficiently and deploying low-cost distribution processes.

Our largest operating expense is aviation fuel, which represented 29.8% of our total operating expenses in 2015, 24.7% in 2016 and 26.8% for the six months ended June 30, 2017 and 23.7% for the six months ended June 30, 2016. Aircraft fuel prices in Brazil are much higher than in the United States, as the Brazilian infrastructure needed to produce, transport and store fuel is expensive and aviation fuel prices are controlled by a concentrated number of suppliers. Our aviation fuel expenses are variable and fluctuate based on global oil prices. Since global prices are denominated in U.S. dollars, our aviation fuel costs are also subject to exchange rate fluctuations between the real and U.S. dollar. During the six months ended June 30, 2017, the WTI oil price decreased 14.4%, from US$53.8 per barrel as of December 31, 2016 to US$46.0 per barrel as of June 30, 2017. In 2016, the WTI oil price increased 44.8% from US$37.1 per barrel as of December 31, 2015 to US$53.8 per barrel as of December 31, 2016. In 2015, the WTI oil price decreased 30.5%, from US$53.5 per barrel as of December 31, 2014 to US$37.1 per barrel as of December 31, 2015.

We attempt to mitigate fuel price volatility related to global changes in fuel prices through commodity forward agreements with banks and also have the option to enter into hedge agreements with Petrobras, whose subsidiary BR Distribuidora is a key supplier of fuel for us. The Petrobras hedging product available to us enables us to lock in the cost of the jet fuel we will consume in the future, thereby offering a more tailored hedge than WTI or heating oil futures, which are not perfectly correlated to jet fuel. In addition, Petrobras offers us the option to lock the jet fuel price in reais, thereby hedging our exposure not only to fuel prices, but also to the real/U.S. dollar exchange rates as well.

In addition, local taxes applicable to the sale of jet fuel are high, ranging from 3.0% to 25.0%. Different states in Brazil apply different rates of value-added tax to fuel (which is not passed on to end consumers for passenger services), requiring us to continually adjust our fuel prices to optimize fuel uplift.

Salaries, wages and benefits paid to our crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, psychosocial assistance (referred to as the “Anjo Azul” program), school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries, wages and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. While we had 87 FTEs per aircraft as of June 30, 2017, Gol had 145 as of the same date. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.

Our aircraft and other rent expenses consist of monthly operating lease rents for aircraft, spare engines, flight simulators and other equipment under the terms of the related operating leases recognized on a straight-line basis. We use short-term arrangements to hedge against exchange rate exposure related to our aircraft lease and other rent payment obligations.

Landing fees include airport charges for each landing and aircraft parking, connecting fees as well as aeronautical and navigation fees. Most of these fees vary based on our level of operations and the rates are set by INFRAERO, DECEA, and private airports.

Traffic and customer servicing includes the cost of airport facilities, ground handling expenses, customer bus service and inflight services and supplies. We provide complimentary bus services between a limited number of locations and certain strategic airports, such as transportation from the city of São Paulo to Viracopos airport, and we believe that the additional customers we attract by offering this service more than offset its cost.

Our sales and marketing expenses include commissions paid to travel and cargo agents, fees paid to credit card companies and advertising associated with the sale of our tickets and other products and services. We believe that our distribution costs are lower than those of our competitors because a higher proportion of our customers purchase tickets directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generated 87% of our passenger revenue through our website, including direct connect bookings with travel agencies, both in 2015 and 2016. As of June 2017, we generated 85% of our passenger revenue through our website, including direct connect bookings with travel agencies. We employ low-cost, innovative marketing techniques, focusing on social networking tools (Facebook, Twitter and YouTube) and generating word of mouth recognition, including visibly branded complimentary bus service and guerilla marketing campaigns to enhance brand recognition and provide promotions directed at our customers. We believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.

Our maintenance, materials and repair expenses consist of line and scheduled heavy maintenance of our aircraft and engines. Since the average age of our operating fleet was 5.2 years as of June 30, 2017, 4.6 years as of June 30, 2016, 4.8 years as of December 31, 2016 and 4.2 years as of December 31, 2015, and most of the parts on our aircraft are under four-year warranties, our aircraft have required a relatively low level of maintenance. As our aircraft age, these costs will increase. We do not own most of our spare parts inventories and the costs we incur to contract with third parties to maintain and provide us replacement parts when needed are included in maintenance costs.

Heavy maintenance on aircraft under operating leases is expensed as incurred. For owned aircraft, we employ the deferral method which results in the capitalization of engine shop visits for heavy maintenance. Under this method, the cost of major maintenance is capitalized and amortized as a component of depreciation and amortization expense until the next major maintenance event. The next major maintenance event is estimated based on the average removal times suggested by the manufacturer, and may change based on changes in aircraft utilization and changes in suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage a major component to a level that would require a major maintenance event prior to a scheduled maintenance event.

Depreciation and amortization expenses include the depreciation of all fixed assets we own or are under finance leases, including amortization of capitalized maintenance expenses.

Other operating expenses, net consist of general and administrative expenses, purchased services, equipment rentals, communication costs, professional fees, travel and training expenses for crews and ground personnel, provisions for legal proceedings, interrupted flights and all other overhead expenses.

Slightly over half of our expenses, such as fuel, aircraft operating lease payments and maintenance, fluctuate with changes in the exchange rate between the real and the U.S. dollar. Aircraft rents are also partially exposed to interest rate fluctuations. We currently enter into arrangements to hedge against increases in fuel prices, foreign exchange and interest rates. See “—Quantitative and Qualitative Disclosures about Market Risk.”

Financial Result

Our financial income includes interest earned on our cash and cash equivalents (which bear interest indexed to the CDI Rate) and short-term investments. Our financial expenses include interest expense on our owned aircraft debt, loans and financings and working capital facilities. As of June 30, 2017 and 2016 and as of December 31, 2014, 2015 and 2016, respectively, 14.9%, 17.7%, 44.5%, 22.5% and 17.4% of our aircraft debt was denominated in reais, respectively, and therefore not exposed to currency fluctuations. The balances of derivative financial instruments include gains or losses on our derivatives not designated for hedge accounting. Foreign currency exchange is the net gain or loss on our assets and liabilities related to the appreciation or depreciation of the real against the U.S. dollar and has limited impact on our cash position. Although all of our non-aircraft debt is in reais, we have both local and foreign currency aircraft-related debt instruments, and are using various financial instruments, including those used to limit our exposure to floating interest rates and foreign currency exchange rates.

Taxes

We account for income taxes using the liability method. We record deferred tax assets only when, based on the weight of the evidence, it is more likely than not that the deferred tax assets will be realized. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. See “—Critical Accounting Policies—Deferred Taxes.” In assessing whether the deferred tax assets are realizable, our management considers whether it is more likely than not that some or all of the deferred tax assets will be utilized. We consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis.

We and our subsidiaries had net operating loss carryforwards of R$2,289.3 million as of June 30, 2017, represented by income tax losses and negative basis of social contribution. See “—Principal Factors Affecting Our Financial Condition and Results of Operations—Net Operating Loss Carryforwards.”

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with IFRS requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our financial statements and related notes. Critical accounting policies are those that reflect significant judgments or estimates about matters that could potentially result in materially different outcomes under different assumptions and conditions. We believe that our estimates and judgments are reasonable. However, actual results and the timing of recognition of such amounts could differ from our estimates. For a discussion of these and other accounting policies, see Note 3 to our audited consolidated financial statements.

Property and Equipment. Property and equipment are recorded at acquisition or construction cost (which include interest and other financial charges) and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Under International Accounting Standard, or IAS, 16 “Property, Plant and Equipment,” major engine overhauls are treated as a separate asset component with the cost capitalized and depreciated over the period to the next overhaul. In estimating the lives and expected residual values of our airframes and engines, we primarily have relied upon actual experience with the same or similar aircraft types and recommendations from third parties. Subsequent revisions to these estimates, which can be significant, could be caused by changes to our maintenance program, changes in utilization of the aircraft, governmental regulations related to aging aircraft.

We evaluate annually whether there is an indication that our property and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of long-lived assets, a significant change in the long-lived asset’s physical condition, and operating or cash flow losses associated with the use of long-lived assets. An impairment loss exists when the book value of an asset unit exceeds its recoverable amount, which is the higher of fair value less selling costs and value in use. The calculation of fair value less selling costs is based on information available of sales transactions regarding similar assets or market prices less additional costs for disposing of assets.

Lease accounting. Aircraft lease agreements are accounted as either operating or finance leases. When the risks and benefits of the lease are transferred to us, as lessee, the lease is classified as a finance lease. Finance leases are accounted as an acquisition obtained through financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as debt. Finance leases are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or market interest rate. The aircraft is depreciated by the lowest value between the remaining useful life of the lease assets or the contractual term, and impairment tests are performed on an annual basis. Interest expenses are recognized through the effective interest rate method, based on the implicit interest rate of the lease. Lease agreements that do not transfer risks and benefits to us are classified as operating leases. Operating lease payments are accounted as rent, and the lease expenses are recognized when incurred through the straight-line method.

Revenue Recognition. Flight revenue is recognized upon effective rendering of the transport service. Tickets sold and not used, corresponding to advanced ticket sales (air traffic liability) are recorded in current liabilities. Tickets expire one year after their purchase date. We recognize revenue upon the departure of the related scheduled flight and from tickets that are expected to expire unused (breakage). We estimate the value of future refunds and exchanges, net of forfeitures for all unused tickets once the flight date has already passed. These estimates are based on historical data and experience from past events and are assessed on an annual basis, or more frequently. The estimated future refunds and exchanges included in the account of advance ticket sales are compared monthly to actual refunds and exchange activity in order to monitor if the estimated amount of future refunds and exchanges is reasonable.

Other service revenues relate to ticket change fees, checked and excess luggage, cargo transportation, “Espaço Azul” fee, charter and other services, which are recognized when services are provided. Interest income calculated based on the original effective interest rate for the relevant asset.

TudoAzul Program. Under the TudoAzul program, customers accrue points based on the amount spent on tickets flown. The amount of points earned per real spent depends on TudoAzul membership status, booking class and other factors, including promotional campaigns. Points expire two years after the date earned.

Upon the sale of a ticket, we recognize a portion of the fare paid as revenue when the transportation service occurs, as described above, and defer the portion corresponding to the points earned under the TudoAzul program, in accordance with IFRIC 13, Customer Loyalty Programs. The fair value of a point is estimated on an annual basis using the average points redeemed and the estimated value of purchased tickets with the same or similar restrictions as loyalty awards.

Besides awarding points for flights on Azul, we also sell points to our business partners, including credit card issuers and other companies, as well as our TudoAzul members. Our estimated selling price of points is based on the historical price we sell points to third parties. The related revenue is deferred and recognized as passenger revenue when points are redeemed and the related transportation service occurs.

We recognize revenue for points sold to members and to our business partners (including financial institutions, retailers and travel partners) and awarded that will never be redeemed by program members. We estimate such amounts annually based upon the latest available information regarding redemption and expiration patterns.

Maintenance Materials and Repair Costs. For aircraft that we own, including aircraft held under finance leases, we use the deferral method pursuant to which we capitalize and amortize heavy maintenance costs as a component of our depreciation and amortization expense until the next major maintenance event. The frequency of major maintenance events is determined based on the suggestion of the products’ manufacturers, which is subject to variation based on, among other factors, actual utilization, revised guidance from the manufacturers and other unforeseen incidents, all of which could require the scheduling of a major maintenance event earlier (or later) than expected.

Heavy maintenance on aircraft held under operating leases is expensed as incurred.

Certain maintenance functions, including engine maintenance, are outsourced under contracts that require payment based on a performance measure such as flight hours. Costs incurred for maintenance and repair under flight hour maintenance contracts, where labor and materials price risks have been transferred to the service provider, are expensed based on contractual payment terms.

Repairs and routine maintenance service expenses are charged as incurred.

Maintenance Reserves. Our lease agreements provide that we pay maintenance reserves or supplement rent to aircraft lessors to be held as collateral in advance of the performance of major maintenance activities. Maintenance reserves are held as collateral in cash. These lease agreements provide that maintenance reserves are refundable to us upon completion of the maintenance event. The maintenance deposits paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor.

Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft. Maintenance reserves are denominated in U.S. dollars and paid to aircraft lessors in advance of the performance of heavy maintenance and are usually recorded as prepaid maintenance deposits on our balance sheet. We paid R$144.6 million, R$180.2 million, R$298.3 million and R$273.7 million in maintenance reserves to our lessors in the six months ended June 30, 2017 and 2016, and the years ended December 31, 2016 and 2015, respectively. We have concluded that these prepaid maintenance deposits are likely to be recovered primarily due to the rate differential between the maintenance reserve payments and the expected cost for the related next maintenance event collateralized by the reserves. We have also negotiated with some lessors the replacement of maintenance reserve cash deposits with stand-by letters of credit issued by banks, and as a result, we present letters of credit of amounts equivalent to the deposit due as maintenance reserve to the lessor.

If at any point we determine that the recovery of the amounts retained by the lessor through future maintenance events is not probable, such amounts are expensed as maintenance cost if we consider that the amount will not be reimbursed due to the non-completion of the maintenance event required before the aircraft redelivery. For the years ended December 31, 2016 and 2015 we wrote-off R$4.0 million and R$9.9 million, respectively, for the events that we considered would probably not be reimbursed by the lessors due to the fact that we might not perform the maintenance event prior to the aircraft redelivery.

Our lease agreements also provide that most maintenance reserves held by the lessor at the expiration of the lease are nonrefundable to us and will be retained by the lessor. Consequently, we have determined that any usage-based maintenance reserve payments after the last major maintenance event are not substantively related to the maintenance of the leased asset and therefore are accounted for as contingent rent. We accrue contingent rent starting when it becomes probable and reasonably expected that we will incur such nonrefundable maintenance reserve payments. During the six months ended June 30, 2017 and 2016 and the years ended December 31, 2016 and 2015, we did not accrue any contingent rent due to the fact that we considered it was probable and reasonably expected that all of them would be refundable.

Since the maintenance reserves to aircraft lessors are denominated in U.S. dollars, the exchange rate differences on payments are recognized in our financial results. During the six months ended June 30, 2017 and 2016 and the years ended December 31, 2016 and 2015, the amount recognized in our financial results due to the exchange rate differences on maintenance reserve deposits was an income of R$15.5 million, a loss of R$153.5 million, and an income of R$264.5 million, respectively.

See Note 12 to our audited consolidated financial statements and Note 8 to our unaudited interim consolidated financial statements.

Share-Based Payments. Our share-based compensation program is intended to grant awards priced at the fair market value of our common stock at the date of grant. We measure transactions with crewmembers settled with equity instruments at the grant date using the Black-Scholes option pricing model. The resulting amount, adjusted for forfeitures, is charged to expense over the period in which the options vest.

Derivative Financial Instruments. We account for derivative financial instruments in accordance with IAS 39—Financial Instruments: Recognition and Measurement, and record them at fair value. Subsequent changes in fair value are recorded in profit or loss, unless the derivative meets the criteria for hedge accounting. At the beginning of a hedge transaction, we designate and formally document the item covered by the hedge and how it will be effective in offsetting the changes in fair value or cash flows. Our derivative financial instruments are assessed quarterly to determine if they have been effective throughout the entire period for which they have been designated. Any gain or loss resulting from changes in the fair value of our derivative financial instruments during the quarter in which they are not qualified for hedge accounting, as well as the ineffective portion of the instruments designated for hedge accounting are recognized in financial results. When the fair value of financial assets and liabilities presented in our balance sheet cannot be obtained in an active market, we determine fair value using assessment techniques prevailing in the market, including the discounted cash flow method, and a certain level of judgment is required to establish fair value in this way. This judgment includes considerations on the data used, for example, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value presented of financial instruments.

Impairment of Non-Financial Assets. We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the greater of an asset’s or cash-generating unit’s fair value less costs to sell or its value in use and is determined for an individual asset. When the carrying amount of intangibles exceeds its recoverable amount, an impairment charge is recorded and the asset is written down to its recoverable amount.

We operate as a single cash generating unit.

In estimating the value in use of assets, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the industry in which the cash-generating unit operates. The fair value less cost to sell is determined, whenever possible, based on a firm sales agreement carried out on an arm’s length basis between known and interested parties, adjusted for expenses attributable to asset sales, or when there is no firm sale commitment, based on the market price of an active market or most recent transaction price of similar assets, as well as based on discounted cash flows, when applicable.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we estimate the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Provision for Tax, Civil and Labor Risks. We recognize provisions for tax, civil and labor suits when we have a present legal obligation, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions, and their relevance in the legal system, or the assessment of independent counsels. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or decisions of courts.

Deferred Taxes. Deferred tax is provided using the liability method on temporary differences between the tax base of assets and liabilities and their book values for financial reporting purposes at the reporting time.

Deferred tax liabilities are recognized for all taxable temporary differences, except: (i) when the deferred tax liability arises from initial recognition of goodwill or assets or liabilities in a transaction that is not a business combination and, does not affect either accounting profit nor taxable profit or loss; and (ii) on the temporary differences related to investments in subsidiaries, when the timing of reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences and carryforward of unused tax credits and tax losses to the extent that it is probable that taxable profit will be available for their utilization, except: (i) when the deferred tax assets related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, on the transaction date, does not affect either the accounting profit or taxable profit or loss; and (ii) on deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will be reversed in the near future and taxable profit will be available so that the temporary differences may be used.

The book value of the deferred tax assets is reviewed on each balance sheet date and written off to the extent that it is no longer probable that taxable profits will be available to allow that all or part of the deferred taxes assets will be used. Unrecognized deferred tax assets are reassessed on each balance sheet date and are recognized to the extent that it becomes probable that future taxable profit will allow that the deferred tax assets be recovered.

Deferred tax assets and liabilities are presented net if there is a legal or contractual right to offset tax assets against tax liabilities and deferred taxes are related to the same taxable entity and subject to the same tax authority.

Our management regularly reviews deferred tax assets, taking into consideration historical operating results and probable term and level of future taxable profits, along with future available tax planning strategies. There are uncertainties regarding the interpretation of complex tax regulations and the amount and time of future taxable profit. Given the long-term nature and complexity of existing contractual instruments, differences between actual results and assumptions, or future changes in these assumptions could require future adjustments to amounts previously recorded.

Goodwill and Intangible Assets. We allocate goodwill and intangible assets (such as certain airport operating licenses) with indefinite lives acquired through business combinations for impairment testing purposes to a single cash-generating unit. We are required to test goodwill for impairment annually or sooner if we experience indicators of impairment, by comparing the carrying amount to the recoverable amount of the cash-generating unit level that has been measured on the basis of its value-in-use. We make these impairment tests by applying cash flow projections in the functional currency based on our approved business plan covering a five-year period. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in our impairment evaluations are consistent with internal projections and operating plans. Airport operating rights which were acquired as part of the TRIP acquisition were recorded at fair value on the acquisition date, and are not amortized. These rights are considered to have indefinite useful lives due to several factors, including requirements for necessary permits to operate within Brazil and limited landing rights availability in Brazil’s most important airports in terms of traffic volume. The carrying values of the airport operating rights are reviewed for impairment at each reporting date, and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. As of June 30, 2017 and the years ended December 31, 2016 and 2015, no impairment on goodwill and other intangible assets was recognized.

Results of Operations

General. We believe we have created a robust network of profitable routes by stimulating demand through frequent and affordable air service. We select routes that we believe possess high demand and growth potential and are either not served or underserved by other airlines. We believe we can continue expanding our domestic network while simultaneously leveraging the strong connectivity we have created in Brazil to benefit from the addition of select international destinations in the United States and Europe.

The following chart includes certain operating information that evidences the evolution of our business between 2008 through June 30, 2017:

			Total Aircraft at End of Period
As of	Cities Served	FTEs	Owned	Leased	Total(1)
December 31, 2008	3	712	3	2	5
December 31, 2009	17	1,535	8	6	14
December 31, 2010	28	2,940	14	13	27
December 31, 2011	43	4,329	22	27	49
December 31, 2012(2)	100	8,914	50	74	124
December 31, 2013	103	9,848	56	81	137
December 31, 2014	106	10,501	46	107	153
December 31, 2015	102	10,533	46	106	152
December 31, 2016(3)	102	10,311	39	100	139
June 30, 2017(4)	102	10,683	37	103	140

(1)	Includes aircraft held under finance and operating leases. We do not record aircraft held under operating leases as assets on our balance sheet.
(2)	Includes operating information resulting from the TRIP acquisition since November 30, 2012.
(3)	Includes 15 aircraft subleased to TAP as of December 31, 2016.
(4)	Includes 14 aircraft subleased to TAP as of June 30, 2017.

The following table sets forth the composition of our operating fleet, which consists of all aircraft that are being operated by us, including spare aircraft, for the periods indicated.

		As of June 30,	As of December 31,
Operating Fleet	Number of seats	2017	2016	2015	2014
Embraer aircraft
E-190	106	10	10	22	22
E-195	118	60	64	66	59
ATR aircraft
ATR 72	68-70	40	39	49	48
ATR 42	46-48	0	0	0	4
Airbus aircraft
A320neo	174	8	5	0	0
A330	242-272	5	5	7	5

Total		123	123	144	138

Comparison of the six months ended June 30, 2017 to the six months ended June 30, 2016

	For the Six Months Ended June 30, (Unaudited)		Percent Change
	2017	2016
	(in thousands of reais)
Operating revenue:
Passenger revenue	3,084,786	2,716,080	13.6%
Other revenue	512,263	396,397	29.2%

Total operating revenue	3,597,049	3,112,477	15.6%
Operating expenses:
Aircraft fuel	(881,641)	(735,376)	19.9%
Salaries, wages and benefits	(600,816)	(534,828)	12.3%
Aircraft and other rent	(571,057)	(597,508)	-4.4%
Landing fees	(231,295)	(222,466)	4.0%
Traffic and customer servicing	(167,527)	(158,788)	5.5%
Sales and marketing	(138,313)	(131,436)	5.2%
Maintenance materials and repairs	(275,323)	(345,728)	-20.4%
Depreciation and amortization	(157,169)	(145,421)	8.1%
Other operating expenses	(263,767)	(232,653)	13.4%

	(3,286,908)	(3,104,204)	5.9%
Operating income	310,141	8,273	3648.4%
Financial result:
Financial income	34,261	14,833	131.0%
Financial expense	(277,322)	(391,316)	-29.1%
Derivative financial instruments	(105,462)	4,301	-2552.0%
Foreign currency exchange	33,766	221,168	-84.7%

	(314,757)	(151,014)	108.4%
Result from related party transactions, net	20,631	33,188	-37.8%
Net income/(loss) before income tax and social contribution	16,015	(109,553)	-114.6%
Income tax and social contribution	8,293	(61)	-13695.1%
Deferred income tax and social contribution	(2,958)	(77,444)	-96.2%
Net Income (loss) for the period	21,350	(187,058)	-111.4%

Basic income (loss) per common share(1)—R$	0.00	(0.01)
Diluted income (loss) per common share(1)—R$	0.00	(0.01)

Operating income (loss)

We reported an operating income of R$310.1 million for the six months ended June 30, 2017, a R$301.9 million increase compared to operating income of R$8.3 million for the same period in 2016. Our operating margin in the six months ended June 30, 2017 improved to 8.6% compared to 0.3% for the same period in 2016. This improvement was mostly driven by (i) a 15.6% increase in revenue resulting from better market conditions and a 3.7% increase in PRASK, (ii) an increase in capacity in terms of ASKs of 9.5% mostly due to the introduction of eight next generation A320neo aircraft, which are more fuel efficient and have a lower CASK, and (iii) lower rent and maintenance expenses associated with grounding aircraft that were in the process of exiting our fleet.

We reported a net income of R$21.4 million for the six months ended June 30, 2017, compared to a net loss of R$187.1 million for the same period in 2016, resulting in an improvement of R$208.5 million on net results.

The table below sets forth the breakdown of our operating revenues and expenses on a per ASK basis for the periods indicated:

	For the Six Months Ended June 30, (Unaudited)		Percent Change
	2017	2016
	(per ASK in R$ cents)
Operating revenue:
Passenger revenue	25.00	24.10	3.7%
Other revenue	4.15	3.52	18.0%

Total operating revenues	29.15	27.62	5.5%

Operating expenses:
Aircraft fuel	7.14	6.53	9.5%
Salaries, wages and benefits	4.87	4.75	2.6%
Aircraft and other rent	4.63	5.30	-12.7%
Landing fees	1.87	1.97	-5.0%
Traffic and customer servicing	1.36	1.41	-3.6%
Sales and marketing	1.12	1.17	-3.9%
Maintenance materials and repairs	2.23	3.07	-27.3%
Depreciation and amortization	1.27	1.29	-1.3%
Other operating expenses	2.14	2.06	3.5%

Total operating expenses	26.64	27.54	-3.3%

Operating Revenue

Operating revenue increased 15.6%, or R$484.5 million, from R$3,112.5 million in the six months ended June 30, 2016 to R$3,597.0 million in the six months ended June 30, 2017, primarily due to (i) an increase of 13.6% of passenger revenue and (ii) a 29.2% increase in other revenue discussed herein.

Passenger Revenues

The R$368.7 million, or 13.6% increase in passenger revenues in the six months ended June 30, 2017 compared to the same period in 2016 was mainly attributable to (i) an increase of 13.2% of RPKs reflecting on 9.5% increase in ASK’s and (ii) a 3.7% increase in PRASK due to better market conditions resulting in higher load factors and an increase in yields.

Other revenue

The R$115.9 million, or 29.2% increase in other revenue was mainly due to (i) R$39.9 million revenue increase related to the sublease of aircraft to TAP, (ii) a 41% increase in cargo revenue and higher passenger related ancillary revenue which was driven by a 9.0% increase in the number of passengers during the period due to the introduction of 8 A320s neos into our operating fleet, which have more seats and a larger cargo compartment, compared to the E-Jets and ATRs.

The table below presents our passenger revenues and selected operating data for the periods indicated:

	For the Six Months Ended June 30,				Percent Change
	2017		2016
Passenger revenues (in millions of reais)	R$	3,084.8	R$	2,716.1	13.6%
Available seat kilometers (ASKs) (millions)		12,340		11,270	9.5%
Load factor (%)		81.2%		78.5%	2.7%
Passenger revenue per ASK (cents) (PRASK)		25.00		24.10	3.7%
Operating revenue per ASK (cents) (RASK)		29.15		27.62	5.5%
Yield per passenger kilometer (cents)		30.80		30.70	0.3%
Number of departures		132,022		129,507	1.9%
Block hours		204,449		200,210	2.1%

Operating Expenses

Operating expenses increased 5.9%, or R$182.7 million, from R$3,104.2 million in the six months ended June 30, 2016 to R$3,286.9 million in the six months ended June 30, 2017 mainly due to (i) an increase of 19.9% in aircraft fuel expenses mainly due to an increase in jet fuel prices, and (ii) an increase of 12.3% in salaries, wages and benefit expenses resulting from on increase in salaries as a result of collective bargaining agreements with labor unions, partially offset by the 14.3% average appreciation of the Brazilian real against the U.S. dollar in the six months ended June 30, 2017 compared to the same period in 2016, which reduced expenses denominated in U.S. dollars including aircraft rent and maintenance.

Aircraft fuel. Aircraft fuel expenses increased 19.9%, or R$146.3 million, in the six months ended June 30, 2017 compared to the same period in 2016, mainly as a result of (i) a 13.5% increase in jet fuel prices from an average of R$1.69 per liter in the six months ended June 30, 2016 to R$1.92 per liter in the same period this year, and (ii) a 2.1% increase in block hours. In comparison, on a per ASK basis, aircraft fuel increased only by 9.5% due to the introduction of more fuel efficient A320neos.

Salaries, wages and benefits. Salaries, wages and benefits increased 12.3%, or R$66.0 million, in the six months ended June 30, 2017 compared to the same period in 2016, due to (i) a 7.4% increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil in 2017, and (ii) higher training expenses related to the introduction of the A320neo into our fleet. Salaries, wages and benefits per ASK increased 2.6% due to the introduction of larger aircraft into our operating fleet.

Aircraft and other rent. Aircraft and other rent decreased 4.4% or R$26.5 million, in the six months ended June 30, 2017 compared to the same period in 2016, principally due to the 14.3% average appreciation of the Brazilian real against the U.S. dollar in the six months ended June 30, 2017 compared to the same period in 2016. This decrease was partially offset by the introduction of eight A320neos to our fleet, which are larger aircraft with higher lease rates, replacing four E-jets and three ATRs. Aircraft and other rent per ASK decreased 12.7% for the same reasons.

Landing fees. Landing fees increased 4.0%, or R$8.8 million, in the six months ended June 30, 2017 compared to the six months ended June 30, 2016 primarily due to (i) the 3.5% increase in average stage length from 847 kilometers in the six months ended June 30, 2016 to 877 kilometers in the same period in 2017, and (ii) a 1.9% increase in the number of departures. Landing fees per ASK decreased 5.0% mostly due to an increase in the number of ASKs of 9.5%.

Traffic and customer servicing. Traffic and customer servicing expense increased 5.5% or R$8.7 million, in the six months ended June 30, 2017 compared to the same period in 2016 primarily due to a 9% increase in the number of passengers. On a per ASK basis, traffic and customer servicing expense decreased 3.6%.

Sales and marketing. Sales and marketing expenses increased 5.2%, or R$6.9 million, in the six months ended June 30, 2017 compared to the same period in 2016 in line with the 13.6% increase in passenger revenues, which results in higher credit card processing fees expenses and commissions paid to travel agencies. Sales and marketing per ASK decreased 3.9% as a result of the 9.5% increase in capacity.

Maintenance, materials and repairs. Maintenance, materials and repairs decreased 20.4%, or R$70.4 million, in the six months ended June 30, 2017 compared to the same period in 2016 primarily due to (i) the 14.3% average appreciation of the Brazilian real against the U.S. dollar in the six months ended June 30, 2017 compared to the same period in 2016, and (ii) aircraft redelivery costs of R$73.3 million in the six months ended June 30, 2016 compared to zero redelivery costs for the same period in 2017, associated with the removal of aircraft from our fleet in the first six months ended June 30, 2016, partially offset by a lower number of maintenance events. Maintenance, materials and repairs per ASK decreased 27.3% due to the same reasons and the 9.5% increase in ASKs.
Depreciation and amortization. Depreciation and amortization increased 8.1% or R$11.7 million, in the six months ended June 30, 2017 compared to the same period in 2016 primarily due to the capitalization of engine overhaul events for aircraft under finance leases. Depreciation and amortization per ASK decreased 1.3% mainly due to the 9.5% increase in ASKs.

Other operating expenses. Other operating expenses increased 13.4%, or R$31.1 million, in the six months ended June 30, 2017 compared to the same period in 2016 primarily due to an aircraft sale gain of R$51.9 million recorded during the six months ended June 30, 2016 compared to an aircraft sale gain of R$5.5 million in the six months ended June 30, 2017. In the six months ended June 30, 2017 we saw a reduction of information technology services expenses of R$18.0 million compared to the same period in 2016. Other operating expenses per ASK increased 3.5% mainly due to the reasons above, partly offset by the 9.5% increase in ASKs.

Financial Result

Financial income. Financial income increased 131%, or R$19.4 million, in the six months ended June 30, 2017 compared to the six months ended June 30, 2016, mostly due to an increase in total cash consisting of cash, short-term and long-term investments, current and non-current restricted investments from R$976.1 million as of June 30, 2016 to R$2,247.2 million as of June 30, 2017 reflecting the R$1,265 million in net proceeds received from our initial public offfering.

Financial expenses. Financial expenses decreased 29.1%, or R$114.0 million, in the six months ended June 30, 2017 compared to the six months ended June 30, 2016 mostly due to (i) a 14.4% lower outstanding debt balance of R$3,641.9 million as of June 30, 2017 compared with R$4,252.2 million as of June 30, 2016, yielding lower interest expenses, (ii) the reduction of the Brazilian risk-free rate from an average of 14.1% during the six months ended June 30, 2016 to 11.8% in the same period in 2017.

Derivative financial instruments. Losses in derivative financial instruments amounted to R$105.5 million in the six months ended June 30, 2017. In the six months ended June 30, 2016, we had gains of R$4.3 million. This line reflects (i) U.S. dollar derivative instruments used to hedge our foreign exchange exposure resulting from U.S. dollar denominated financial expenses and (ii) heating oil derivative instruments used to hedge our fuel exposure.

Foreign currency exchange. The net translation gain on our monetary assets and liabilities when remeasured into reais, together with net realized gains on foreign currency transactions, amounted to a gain of R$33.8 million in the six months ended June 30, 2017 compared to a net gain of R$221.2 million in the same period last year due to the 1.5% end of period depreciation of the Brazilian real against the U.S. dollar from December 31, 2016 to June 30, 2017 resulting in a higher value for our assets denominated in foreign currency, namely the TAP bonds and security deposits, partially offset by an increase in our foreign exposure related to aircraft finance leases and debt repayments. This line item reflects the portion of our assets and liabilities denominated in foreign currency, primarily our aircraft financing facilities, TAP bond, and maintenance reserves, and has limited impact on our cash position.

Result from related party transactions, net. During the six months ended June 30, 2017, we recorded a net gain of R$20.6 million from related party transactions compared to R$33.2 million in the same period last year. The 2016 gain was related to an increase in the fair value of the TAP bonds offset by the creation of a provision for onerous lease in relation to the sublease of certain aircraft to TAP. The 2017 gain relates mainly to an update of the assumptions and estimates used in the calculation of the present value of the onerous lease liability based on the latest available information, see “Business—Strategic Partnerships, Alliances and Commercial Agreements—TAP” and Note 7 (i) to our unaudited interim consolidated financial statements for the six months ended June 30, 2017.

Current income tax and social contribution. We recorded an income tax and social contributions gain of R$8.3 million in the six months ended June 30, 2017 mostly due to the reversal of tax provisions as the statute of limitations passed regarding certain tax liabilities. In the six months ended June 30, 2016, we recorded an income tax and social contribution expense of R$61.0 thousand due to our operating income during the period.

Deferred income tax and social contribution. In the six months ended June 30, 2017, expenses related to deferred income tax and social contributions totaled R$3.0 million compared to R$77.4 million in the six months ended June 30, 2016, mostly due to (i) the recognition of deferred tax assets totaling R$52.0 million in connection with the federal tax recovery program, and (ii) higher deferred tax liabilities as a result of temporarily differences between accounting and tax carrying values in the six months ended June 30, 2016 compared to the same period in 2017.

Comparison of 2016 to 2015

	For the Year Ended December 31,
	2016	2015	Percent Change
	(in thousands of reais, with the exception of percentages and per-share amounts)
Operating revenue
Passenger revenue	5,786,809	5,575,344	3.8%
Other revenue	883,082	682,522	29.4%

Total revenue	6,669,891	6,257,866	6.6%

Operating expenses
Aircraft fuel	(1,560,223)	(1,917,606)	-18.6%
Salaries, wages and benefits	(1,091,871)	(1,042,119)	4.8%
Aircraft and other rent	(1,160,912)	(1,171,325)	-0.9%
Landing fees	(442,692)	(382,610)	15.7%
Traffic and customer servicing	(327,289)	(307,926)	6.3%
Sales and marketing	(276,203)	(258,214)	7.0%
Maintenance materials and repairs	(708,739)	(643,897)	10.1%
Depreciation and amortization	(301,201)	(217,983)	38.2%
Other operating expenses, net	(456,475)	(483,773)	-5.6%

	(6,325,605)	(6,425,453)	-1.6%

Operating income (loss)	344,286	(167,587)	-305.4%
Financial result
Financial income	51,067	43,178	18.3%
Financial expense	(731,200)	(685,919)	6.6%
Derivative financial instruments, net	10,800	(82,792)	-113.0%
Foreign currency exchange, net	179,668	(184,305)	-197.5%

	(489,665)	(909,838)	-46.2%
Result from related party transactions, net	163,045	—	100%

Net income (loss) before income tax and social contribution	17,666	(1,077,425)	-101.6%
Current income tax and social contribution	8,731	(1,366)	-739.2%
Deferred income tax and social contribution	(152,711)	3,886	-4,029.8%

Net Income (loss) for the year	(126,314)	(1,074,905)	-88.2%

Operating income (loss)

Despite the Brazilian crisis, in 2016 our financial performance improved significantly compared to 2015, which we believe is a strong indicator of the resilience of our business model and our ability to operate under challenging macroeconomic conditions. Our operating income totaled R$344.3 million in 2016, representing an operating margin of 5.2%, compared to an operating loss of R$167.6 million in 2015. Net loss totaled R$126.3 million in 2016 compared to a net loss of R$1,074.9 million in 2015.

As a measure of our equity valuation, in 2016, our Adjusted EBITDAR also increased 47.9% from R$1,221.7 million in 2015 to R$1,806.4 million in 2016, representing a margin of 19.5% and 27.1%, respectively. See, “Summary Financial and Operating Data—Statements of Operations Data–Adjusted EBITDAR Reconciliation Table.” This increase was mainly due to (i) a 9.2% increase in RASK during the period, (ii) lower fuel expenses driven by a 10.8% average reduction of the WTI, and (iii) higher ancillary revenue, mostly derived from revenues earned from upgrades on our international flights, starting in October 2015, and the sublease of 15 aircraft to TAP, see “Business—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” Adjusted EBITDAR for the full year 2016 is not necessarily indicative of recent trends since the first half of 2016 was more significantly impacted by the challenging economic environment in Brazil in 2015-2016. The economic environment in Brazil improved towards the second half of 2016, as the political situation stabilized following the impeachment of President Rouseff and the new government implemented various economic measures designed to improve the economic environment.

To better respond to the Brazilian crisis that began in 2014 and to simplify our fleet, we removed 34 aircraft from our fleet in 2016 consisting of 15 aircraft that were subleased to TAP, and 19 aircraft that were redelivered or sold. As a result of this significant fleet reduction, we incurred R$209.5 million in maintenance costs, aircraft rent and other expenses during 2016 in connection with the subleased, redelivered and sold aircraft, partially offset by a R$122.7 million gain related to the sale of 13 aircraft and one engine.

The table below sets forth the breakdown of our operating revenue and expenses on a per ASK basis for the periods indicated:

	For the Year Ended December 31,
	2016	2015	Percent Change
	(per ASK in R$ cents)
Operating revenue
Passenger revenue	25.30	23.80	6.3%
Other revenue	3.86	2.91	32.5%

Total operating revenue	29.17	26.72	9.2%

Operating expenses
Aircraft fuel	6.82	8.19	-16.7%
Salaries, wages and benefits	4.77	4.45	7.3%
Aircraft and other rent	5.08	5.00	1.5%
Landing fees	1.94	1.63	18.5%
Traffic and customer servicing	1.43	1.31	8.9%
Sales and marketing	1.21	1.10	9.6%
Maintenance materials and repairs	3.10	2.75	12.7%
Depreciation and amortization	1.32	0.93	41.5%
Other operating expenses, net	2.00	2.07	-3.4%

Total operating expenses	27.66	27.43	0.8%

Operating Revenue

Operating revenue increased 6.6%, or R$412.0 million, from R$6,257.9 million in 2015 to R$6,669.9 million in 2016, reflecting (i) a 3.8% increase in passenger revenue and (ii) a 29.4% increase in other revenue.

Passenger Revenue

The R$211.5 million, or 3.8% increase in passenger revenue in 2016 compared to 2015 was mainly attributable to a 6.3% increase in PRASK, reflecting a 9.7% increase in average fare, partially offset by a 2.4% reduction in capacity, as measured by ASKs over the period. International passenger revenue represented 10.1% of passenger revenue in 2016 compared to 6.8% in 2015 due to an increase in the number and frequency of our international flights over the period.

Other Revenue

The R$200.6 million, or 29.4% increase in other revenue was mainly due to (i) R$77.0 million related to the sublease of 15 aircraft to TAP, see “Business—Strategic Partnerships, Alliances and Commercial Agreements—TAP”, (ii) the creation of online booking fees starting in mid-2015 resulting in R$24.4 million of additional gross revenue, (iii) a 4.7% increase in passenger related ancillary gross revenue, from R$509.9 million in 2015 to R$534.0 million in 2016, mostly due to the launch in October 2015 of a new business and economy class interior for our international flights, (iv) a R$25.3 million increase in cargo gross revenue, and (v) a R$18.3 million increase in gross revenue from charter flights, mostly due to the Rio Olympics. Other revenue per passenger increased 36.8% from R$31.3 per passenger in 2015 to R$42.8 per passenger in 2016 for the reasons described above.

The table below presents our passenger revenue and selected operating data for the periods indicated:

	For the Year Ended December 31,
	Unaudited
	2016	2015	Percent Change
Passenger revenue (in millions of reais)	5,787	5,575	3.8%
Available seat kilometers (ASKs) (millions)	22,869	23,423	(2.4)%
Load factor (%)	79.7%	79.6%	0.2%
Passenger revenue per ASK (cents)	25.30	23.80	6.3%
Operating revenue per ASK (cents)	29.17	26.72	9.2%
Yield (cents)	31.73	29.92	6.1%
Number of departures	261,611	280,832	(6.8)%
Block hours	403,888	435,683	(7.3)%
Average fare (in reais)	280.64	255.81	9.7%
Stage length (kilometers)	848	830	2.2%
Passengers	20,619,707	21,794,939	(5.4)%

Operating Expenses

Operating expenses decreased 1.6%, or R$99.9 million, from R$6,425.5 million in 2015 to R$6,325.6 million in 2016 mainly due to (i) a decrease of 18.6%, or R$357.4 million, in aircraft fuel expenses mainly due to a decrease in the average WTI prices over the period, (ii) a decrease in the number of aircraft in our fleet from 144 operating aircraft as of December 31, 2015 to 123 as of December 31, 2016, (iii) a slight decrease in rent expenses and (iv) a 2.4% reduction in ASKs. This reduction was partly offset by (i) the 4.3% average depreciation of the real against the U.S. dollar, which impacted U.S. dollar denominated expenses, (ii) an increase in landing fees expenses of R$60.1 million, (iii) a R$64.8 million increase in maintenance expenses and (iv) a R$83.2 million increase in depreciation and amortization.

Aircraft fuel. Aircraft fuel expenses decreased 18.6%, or R$357.4 million, in 2016 compared to 2015, mainly due to (i) a 16.3% decrease in jet fuel prices from an average of R$2.11 per liter in 2015 to an average of R$1.77 per liter in 2016, and (ii) a 2.8% decrease in liters consumed resulting from a 2.4% reduction in ASKs. On a per ASK basis, aircraft fuel decreased 16.7%, mostly due to the reasons described above.

Salaries, wages and benefits. Salaries, wages and benefits increased 4.8%, or R$49.8 million, in 2016 compared to 2015, due to an effective scheduled salary increase of 8.9% as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil in 2016, partially offset by a 2.1% decrease in the number of crewmembers from 10,533 as of December 31, 2015 to 10,311 as of December 31, 2016. Of the 10,311 employees, a total of 160 enrolled to a leave of absence program, launched by Azul in early 2016 as a response to the Brazilian crisis, which consists in offering employees the opportunity to sign-up for an unpaid leave from a period of six months to up to 24 months and return after this period maintaining the status of employee. On a per ASK basis, salaries, wages and benefits increased 7.3%, mostly due to the reasons described above and a 2.4% reduction in ASKs.

Aircraft and other rent. Aircraft and other rent, which are mostly incurred in U.S. dollars, decreased 0.9%, or R$10.4 million, in 2016 compared to 2015, primarily due to (i) a decrease in the number of aircraft under operating leases from 106 as of December 31, 2015 to 100 as of December 31, 2016 and (ii) the reversal of a provision for return of aircraft and engines in the amount of R$57.7 million related to a change in the estimate of redelivery costs based on more precise information, (see Note 18 of our audited consolidated financial statements), partially offset by the 4.3% average depreciation of the real against the U.S. dollar in 2016 compared to 2015. Aircraft and other rent per ASK increased 1.5%, mostly due to a 2.4% reduction in ASKs.

Landing fees. Landing fees increased 15.7%, or R$60.1 million, in 2016 compared to 2015 primarily due to a 72%, or R$41.4 million, increase in navigation fees starting in October 2015 as a result of fee adjustments implemented by DECEA, (ii) a 10.7% inflation rate in 2015, resulting in higher landing fees in 2016, and (iii) the 4.3% average depreciation of the real against the U.S. dollar, increasing landing fees related to international flights partially offset by a 6.8% decrease in the number of departures. Landing fees per ASK increased 18.5%, mostly due to the reasons described above and a 2.4% reduction in ASKs.

Traffic and customer servicing. Traffic and customer servicing expenses increased 6.3%, or R$19.4 million, in 2016 compared to 2015 primarily due to (i) a 7.9% scheduled salary increase applicable to ground handling and catering contracts, and (ii) the 4.3% average depreciation of the real against the U.S. dollar, which impacted our ground handling and passenger expenses related to international flights, partially offset by a 6.8% decrease in the number of departures combined with a 5.4% decrease in the number of passengers. On a per ASK basis, traffic and customer servicing expense increased 8.9%, mostly due to the reasons described above and a 2.4% reduction in ASKs.

Sales and marketing. Sales and marketing expenses increased 7.0%, or R$18.0 million, in 2016 compared to 2015, primarily due to a 6.6% increase in operating revenue and a corresponding increase in travel agency and credit card fees to reduce commissions. Sales and marketing as a percentage of revenues remained stable at 4.1% during 2016 compared to 2015. On a per ASK basis, sales and marketing expenses increased 9.6%, mostly due to the reasons described above and a 2.4% reduction in ASKs.

Maintenance, materials and repairs. Maintenance, materials and repairs increased 10.1%, or R$64.8 million, in 2016 compared to 2015 primarily due to (i) the 4.3% average depreciation of the real against the U.S. dollar, which increased amounts due under third-party contracts denominated in U.S. dollars by R$26.5 million, and (ii) a maintenance expense increase of R$38.3 million related to aircraft redeliveries in 2016. On a per ASK basis, maintenance, materials and repairs increased 12.7%, mostly due to the reasons described above and a 2.4% reduction in ASKs.

Depreciation and amortization. Depreciation and amortization increased 38.2%, or R$83.2 million, in 2016 compared to 2015 primarily reflecting the depreciation resulting from the acquisition of seven E-Jets under debt financing during 2015, and the conversion of six aircraft under operating leases into finance leases during 2016. Depreciation and amortization per ASK increased 41.5%, mostly due to the reasons described above and a 2.4% reduction in ASKs.

Other operating expenses, net. Other operating expenses, net decreased 5.6%, or R$27.3 million, in 2016 compared to 2015 primarily due to (i) a R$47.4 million increase in gains in 2016 compared to 2015 related to the sale of 13 aircraft and one engine in 2016 compared to the sale of six aircraft in 2015, (ii) a decrease in expenses in 2016 compared to 2015 related to passenger accommodation and meals of R$19.6 million, and (iii) a 2.4% reduction in ASKs. This decrease was partially offset by a 28.1% increase, or R$31.9 million, in IT expenses related to GDS expenses, which are indexed to the U.S. dollar, as a result of our international partnerships. Other operating expenses per ASK decreased 3.4%, mostly due to the reasons described above and a 2.4% reduction in ASKs.

Financial Result

Financial income. Financial income increased 18.3%, or R$7.9 million, in 2016 compared to 2015, mostly due to an increase in cash and cash equivalents, short-term and long-term investments, and restricted investments (current and non-current) from R$757.8 million as of December 31, 2015 to R$1,795.6 million, as of December 31, 2016 reflecting mainly the US$450 million in proceeds received from Hainan.

Financial expenses. Financial expenses increased 6.6%, or R$45.3 million, in 2016 compared to 2015 mostly due to (i) the 4.3% average depreciation of the real against the U.S. dollar, as 53.1%, or R$2,143.7 million, of our current and non-current loans and financing was denominated in U.S. dollars as of December 31, 2016 compared to 54.5%, or R$2,619.9 million, as of December 31, 2015 and (ii) IOF/Exchange Tax of R$5.4 million related to US$450 million in proceeds received from Hainan, see “Business—Strategic Partnerships, Alliances and Commercial Agreements—Hainan”. These increases were partially offset by a 16.1% reduction in current and non-current loans and financing from R$4,810.9 million as of December 31, 2015 to R$4,034.5 million as of December 31, 2016.

Derivative financial instruments, net. We recorded a gain of R$10.8 million in derivative financial instruments, net, in 2016 compared to a loss of R$82.8 million in 2015, mainly resulting from (i) U.S. dollar derivative instruments used to hedge our foreign exchange exposure resulting from U.S. dollar denominated financial expenses and (ii) heating oil derivative instruments used to hedge our fuel exposure.

Foreign currency exchange, net. The net translation gain on our assets and liabilities when remeasured into reais amounted to a gain of R$179.7 million in 2016 compared to a loss of R$184.3 million in 2015, due to the 16.5% appreciation of the Brazilian real as of December 31, 2016, compared to December 31, 2015. This line item reflects the portion of our assets and liabilities denominated in U.S. dollars, primarily our aircraft financing facilities and the currency exchange movements that occur on a period-to-period basis, and has limited impact on our cash position.

Result from related party transactions, net. In 2016, we recorded a net gain of R$163.0 million from related party transactions, mostly due to a fair value adjustment gain of R$443.4 million related to our investment in TAP bonds, partially offset by a (i) R$154.4 million expense for the derivative financial instrument liability related to the fair value of HNA’s purchase option (corresponding to €30.0 million) to purchase up to 33% of the economic benefits of the TAP bonds and (ii) a R$126.0 million loss provision as a result of seven of the fifteen aircraft sublease contracts to TAP being subleased at an amount lower than the original contractual amount, reflecting market conditions at the time of the sublease, with such loss provision corresponding to this loss over the total term of the sublease contracts discounted to its net present value amount, see “Business—Strategic Partnerships, Alliances and Commercial Agreements—TAP” and Note 11(e) to our audited consolidated financial statements.

Current income tax and social contribution. We recorded an income tax and social contributions gain of R$8.7 million in 2016 mostly due to exchange differences in foreign subsidiaries. In 2015, we recorded an income tax and social contribution expense of R$1.4 million mostly due to a taxable profit reported by one of our foreign subsidiaries.

Deferred income tax and social contribution. In 2016, expenses related to deferred income tax and social contributions totaled R$152.7 million compared to a gain of R$3.9 million in 2015, mostly due to higher deferred tax liabilities as a result of temporary differences between accounting and tax carrying values. As of December 31, 2016, we had income tax loss carryforwards of R$563.6 million and social contribution negative tax base carryforwards of R$202.9 million compared to R$410.7 million of income tax loss carryforwards and R$147.9 million of social contribution negative tax base carryforwards as of December 31, 2015. See Note 15(b) to audited consolidated financial statements.

Comparison of 2015 to 2014

	For the Year Ended December 31,
	2015	2014	Percent Change
	(in thousands of reais, with the exception of percentages and per-share amounts)
Operating revenue
Passenger revenue	5,575,344	5,129,613	8.7%
Other revenue	682,522	673,440	1.3%

Total revenue	6,257,866	5,803,053	7.8%

Operating expenses
Aircraft fuel	(1,917,606)	(1,955,036)	(1.9)%
Salaries, wages and benefits	(1,042,119)	(991,449)	5.1%
Aircraft and other rent	(1,171,325)	(689,055)	70.0%
Landing fees	(382,610)	(314,402)	21.7%
Traffic and customer servicing	(307,926)	(240,783)	27.9%
Sales and marketing	(258,214)	(239,359)	7.9%
Maintenance materials and repairs	(643,897)	(353,339)	82.2%
Depreciation and amortization	(217,983)	(197,755)	10.2%
Other operating expenses, net	(483,773)	(420,949)	14.9%

	(6,425,453)	(5,402,127)	18.9%

Operating (loss) income	(167,587)	400,926	—
Financial result
Financial income	43,178	41,518	4.0%
Financial expense	(685,919)	(460,049)	49.1%
Derivative financial instruments, net	(82,792)	4,245	—
Foreign currency exchange, net	(184,305)	(74,104)	148.7%

	(909,838)	(488,390)	86.3%

Net (loss) before income tax and social contribution	(1,077,425)	(87,464)	1,131.8%
Income tax and social contribution	(1,366)	(4,368)	(68.7)%
Deferred income tax and social contribution	3,886	26,792	(85.5)%

Net loss for the year	(1,074,905)	(65,040)	1,552.7%

Operating income (loss)

Our 2015 results of operations were negatively impacted by (i) 3.8% contraction of GDP in Brazil in 2015, the most significant recession in Brazil in 25 years, resulting in lower demand from corporate and leisure travelers, who we believe demonstrated greater price sensitivity, (ii) the 41.8% devaluation of the real which affected primarily our aircraft rent, fuel, and maintenance expenses, which are indexed to the U.S. dollar, and (iii) expenses of R$176.9 million related to the redelivery of 20 aircraft as part of our fleet standardization process following the TRIP acquisition.

The adverse macroeconomic conditions in Brazil, particularly the sharp depreciation of the real as well as interest rate increases, also negatively impacted our financial expenses, which increased from R$460.0 million in 2014 to R$685.9 million in 2015. The depreciation of the real also had a negative impact on the foreign exchange remeasurement of our U.S. dollar denominated assets and liabilities into reais, resulting in a foreign currency exchange expense of R$184.3 million in 2015 compared to an expense of R$74.1 million in 2014.

As a result of the above and those other factors explained below, we recorded a net loss of R$1,074.9 million in 2015 compared to a net loss of R$65.0 million in 2014. The table below sets forth the breakdown of our operating revenue and expenses on a per ASK basis for the periods indicated:

	For the Year Ended December 31,
	2015	2014	Percent Change
	(per ASK in R$ cents)
Operating revenue
Passenger revenue	23.80	25.98	(8.4)%
Other revenue	2.91	3.41	(14.6)%

Total operating revenue	26.72	29.39	(9.1)%

Operating expenses
Aircraft fuel	8.19	9.90	(17.3)%
Salaries, wages and benefits	4.45	5.02	(11.4)%
Aircraft and other rent	5.00	3.49	43.3%
Landing fees	1.63	1.59	2.6%
Traffic and customer servicing	1.31	1.22	7.8%
Sales and marketing	1.10	1.21	(9.1)%
Maintenance materials and repairs	2.75	1.79	53.6%
Depreciation and amortization	0.93	1.00	(7.1)%
Other operating expenses, net	2.07	2.13	(3.1)%

Total operating expenses	27.43	27.36	0.3%

Operating Revenue

Operating revenue increased 7.8%, or R$454.8 million, from R$5,803.1 million in 2014 to R$6,257.9 million in 2015, reflecting a 8.7% increase in passenger revenue and to a lesser extent, a slight increase in other revenue.

Passenger Revenue

The R$445.7 million, or 8.7% increase in passenger revenue in 2015 compared to 2014 was mainly attributable to (i) the launch of flights to Fort Lauderdale and Orlando, starting in December 2014 from which we derived R$424.3 million in revenue in 2015, leading to an 18.6% increase in total capacity, as measured by ASKs, compared to 2014 and (ii) a 3.8% growth in domestic capacity, as measured by ASKs. This growth was partially offset by an 8.4% PRASK reduction mostly due to a weaker demand environment and the increase in stage length associated with the launch of our international flights in December 2014. Considering only our domestic flights, PRASK decreased 2.0% in 2015 compared to 2014 mostly due to lower yields driven by lower passenger demand as a result of the Brazilian recession.

Other Revenue

The R$9.1 million, or 1.3% increase in other revenue was mainly due to a 4.9% increase in passenger related ancillary revenue mostly related to our international flights, partially offset by lower charter flights revenue, which was higher in 2014 due to the World Cup. Other revenue per passenger decreased 5.1% from R$33.0 in 2014 to R$31.3 in 2015 as the number of passengers we carried increased more than our other revenue over the period.

The table below presents our passenger revenue and selected operating data for the periods indicated:

	For the Year Ended December 31,

	Unaudited
	2015	2014	Percent Change
Passenger revenue (in millions of reais)	5,575	5,130	8.7%
Available seat kilometers (ASKs) (millions)	23,423	19,747	18.6%
Load factor (%)	79.6%	79.4%	0.2%
Passenger revenue per ASK (cents)	23.80	25.98	(8.4)%
Operating revenue per ASK (cents)	26.72	29.39	(9.1)%
Yield (cents)	29.92	32.73	(8.6)%
Number of departures	280,832	283,755	(1.0)%
Block hours	435,683	422,873	3.0%
Average fare (in reais)	255.81	251.33	1.8%
Stage length (kilometers)	830	727	14.2%
Passengers	21,794,939	20,409,931	6.8%

Operating Expenses

Operating expenses increased 18.9%, or R$1,023.4 million, from R$5,402.1 million in 2014 to R$6,425.5 million in 2015 mainly due to (i) the 41.8% average depreciation of the real against the U.S. dollar, which affected primarily our aircraft rent expenses, fuel, and maintenance expenses, (ii) expenses of R$176.9 million related to the redelivery process of 20 aircraft in connection with the TRIP acquisition, and (ii) the addition of 11 aircraft under operating leases and seven aircraft under finance leases in 2015.

Aircraft fuel. Aircraft fuel expenses decreased 1.9%, or R$37.4 million in 2015 compared to 2014, mainly due to the 14.6% decrease in the price of jet fuel, from an average of R$2.48 per liter in 2014 to an average of R$2.11 per liter in 2015, which was mostly offset by the 41.8% depreciation of the real and, to a lesser extent, a 3.0% increase in block hours, mostly due to our operation of international flights in 2015. On a per ASK basis, aircraft fuel decreased 17.3%, mostly due to the reasons described above coupled with an 18.6% increase in ASKs.

Salaries, wages and benefits. Salaries, wages and benefits increased 5.1%, or R$50.7 million, in 2015 compared to 2014 mostly due to a 7.0% scheduled increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil in 2015. On a per ASK basis, salaries, wages and benefits decreased 11.4% as a result of the 18.6% increase in ASKs.

Aircraft and other rent. Aircraft and other rent, which are mostly incurred in U.S. dollars, increased 70.0%, or R$482.3 million, in 2015 compared to 2014, primarily due to (i) the 41.8% average depreciation of the real against the U.S. dollar during 2015 compared to 2014, (ii) the introduction of 11 new ATRs under operating leases to our fleet in 2015, partially offset by the redelivery of 13 ATRs formerly owned by TRIP, and (iii) the introduction of seven A330s starting in the second half of 2014. Aircraft and other rent per ASK increased 43.3% in 2015 compared to 2014, mostly due to the reasons described above, partially offset by the 18.6% increase in ASKs.

Landing fees. Landing fees increased 21.7%, or R$68.2 million, in 2015 compared to 2014 primarily due to an increase in navigation fee expenses of R$45.7 million related to the launch of our international flights in December 2014. Landing fees per ASK increased 2.6% mainly due to the increase in fees, mostly due to the reasons described above, partially offset by the 18.6% increase in ASKs.

Traffic and customer servicing. Traffic and customer servicing expenses increased 27.9%, or R$67.1 million, in 2015 compared 2014 primarily due to (i) an increase of 65.9% related to catering expenses per passenger, from R$2.26 in 2014 to R$3.74 in 2015, mostly due to the launch of our international flights in December 2014, and (ii) an increase of 21.5% in ground handling expenses per departure, from R$599.0 in 2014 to R$728.0 in 2015, related to the launch of our international flights. On a per ASK basis, traffic and customer servicing expense increased 7.8%, mostly due to the reasons described above, partially offset by the 18.6% increase in ASKs.

Sales and marketing. Sales and marketing expenses increased 7.9%, or R$18.9 million, in 2015 compared to 2014, primarily due to (i) an increase in credit card processing fee expenses and commissions for travel agencies as a result of a 7.8% increase in operating revenue over the period, and (ii) the introduction of international sales, which have higher commissions than domestic sales. Sales and marketing as a percentage of revenues remained flat at 4.1% in 2015. On a per ASK basis, sales and marketing expenses decreased 9.1%, mostly due to the reasons described above, partially offset by the 18.6% increase in ASKs.

Maintenance, materials and repairs. Maintenance, materials and repairs increased 82.2%, or R$290.6 million, in 2015 compared 2014 primarily due to (i) the 41.8% average depreciation of the real, which increased amounts due under third-party contracts denominated in U.S. dollars, and (ii) redelivery expenses totaling R$104.8 million related to maintenance expenses on 20 aircraft which had to be serviced to comply with contractual obligations. On a per ASK basis, maintenance, materials and repairs increased 53.6%, mostly due to the reasons described above, partially offset by the 18.6% increase in ASKs.

Depreciation and amortization. Depreciation and amortization increased 10.2%, or R$20.2 million, in 2015 compared to 2014 primarily due the acquisition of seven E-Jets under debt financing during 2015. Depreciation and amortization per ASK decreased 7.1%, mostly due to the reasons described above, partially offset by the 18.6% increase in ASKs.

Other operating expenses, net. Other operating expenses, net increased 14.9%, or R$62.8 million, in 2015 compared to 2014 primarily due to (i) the 41.8% average depreciation of the real, which increased expenses related to information technology services, and aircraft insurance, which are priced in U.S. dollars, and (ii) the launch of international flights in December 2014 resulting in an increase in accommodation and meal expenses for crewmembers of R$19.3 million. This increase was partially offset by a gain of R$75.3 million related a sale-leaseback transaction of five E-175s which were formerly owned by TRIP. Other operating expenses per ASK decreased 3.1%, mostly due to the reasons described above, partially offset by the 18.6% increase in ASKs.

Financial Result

Financial income. Financial income increased 4.0%, or R$1.7 million, in 2015 compared to 2014, mostly due to higher interest rates earned on investments as a result of an increase of the average CDI Rate from 10.8% in 2014 to 13.4% in 2015, partially offset by a lower balance of cash, short-term investments and restricted investments (current and non-current) of R$757.8 million as of December 31, 2015 compared to R$956.3 million as of December 31, 2014.

Financial expenses. Financial expenses increased 49.1%, or R$225.9 million, in 2015 compared to 2014 mostly due to (i) the 41.8% average depreciation of the real against the U.S. dollar, as 54.5%, or R$2,619.9 million, of our total loans and financing was denominated in U.S. dollars as of December 31, 2015 compared to 38.9%, or R$1,268.0 million, as of December 31, 2014, (ii) a 47.6% increase in total loans and financing from R$3,259.2 million outstanding as of December 31, 2014 to R$4,810.9 million outstanding as of December 31, 2015, and (iii) an increase of the average CDI Rate from 10.8% in 2014 to 13.4% in 2015. As of December 31, 2015, 31.0%, or R$1,490.4 million, of our loans and financing was indexed to the CDI Rate compared to 37.5%, or R$1,223.7 million, as of December 31, 2014.

Derivative financial instruments, net. Our derivative financial instrument results varied from a gain of R$4.2 million in 2014 to a loss of R$82.8 million in 2015, mainly resulting from U.S. dollar derivative instruments used to hedge our foreign exchange exposure resulting from U.S. dollar denominated financial expenses.

Foreign currency exchange, net. The net translation loss on our assets and liabilities when remeasured into reais amounted for a loss of R$184.3 million in 2015 and R$74.1 million in 2014. This line item reflects the portion of our assets and liabilities denominated in U.S. dollars, primarily our aircraft financing facilities which increased due to the expansion of our fleet and the currency exchange movements that occur on a period-to-period basis, and has limited impact on our cash position.

Income tax and social contribution. For the year ended December 31, 2015, expenses related to income tax and social contributions totaled R$1.4 million compared to expenses of R$4.4 million in the prior year, due to the fact that we reported a lower taxable profit by one of our foreign subsidiaries in 2015.

Deferred income tax and social contribution. For the year ended December 31, 2015, gains related to deferred income tax and social contributions totaled R$3.9 million compared to a gain of R$26.8 million in the prior year, mostly due to lower deferred tax liabilities as a result of temporary differences between accounting and tax carrying values. As of December 31, 2015, we had income tax loss carryforwards of R$410.7 million and social contribution negative tax base carryforwards of R$147.9 million compared to R$220.2 million of income tax loss carryforwards and R$79.3 million of social contribution negative tax base carryforwards as of December 31, 2014. See Note 15(b) to our audited consolidated financial statements.

Liquidity and Capital Resources

General

Our short-term liquidity requirements relate to the payment of operating costs, including of jet fuel, salaries and operating leases, payment obligations under our loans and financings (including finance leases, aircraft debt-financing and debentures) and the funding of working capital requirements. Our medium- and long-term liquidity requirements include equity payments for aircraft that we choose to finance through finance leases and debt-financing, the working capital required to start up new routes and new destinations, and payment obligations under our borrowings and financings.

For our short-term liquidity needs, we rely primarily on cash provided by operations and cash reserves. For our medium- and long-term liquidity needs, we rely primarily on cash provided by operations, cash reserves, working capital loans and bank credit lines including, but not limited to, bank loans, debentures and promissory notes.

In order to manage our liquidity, we review our cash and cash equivalents, short-term investments, and trade and other receivables on an ongoing basis. Trade and other receivables include credit card sales and accounts receivables from travel agencies and cargo transportation. Our accounts receivables are affected by the timing of our receipt of credit card revenues and travel agency invoicing. One general characteristic of the retail sector in Brazil and the aviation sector in particular is the payment for goods or services in installments via a credit card. Our customers may pay for their purchases in up to ten installments without interest or up to 12 installments with 3% interest per month. This is similar to the payment options offered by other airlines in Brazil. Once the transaction is approved by the credit card processor, we are no longer exposed to cardholder credit risk and the payment is guaranteed by the credit card issuing bank in case of default by the cardholder. Since the risk of non-payment is low, banks are willing to advance these receivables, which are paid the same day they are requested. As a result, we believe our ability to advance receivables at any time significantly increases our liquidity position.

As of June 30, 2017 our total cash position consisting of cash and cash equivalents, short term and long term investments, current and non-current restricted investments, was R$2,247.2 million, compared to R$976.1 million as of June 30, 2016.

We believe that, after completion of this global offering, we will continue to be able to access equity and debt capital markets if and when necessary.

The table below presents our cash flow from operating, investing and financing activities, as well as the amount of our cash and cash equivalents for the periods indicated:

	For the Six Months Ended June 30, (Unaudited)		For the Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands of reais)
Cash Flow
Net cash provided by (used in) operating activities	(167,930)	(162,588)	30,352	(371,037)	297,532
Net cash used in investing activities	(686,911)	(346,936)	(644,349)	(542,506)	(701,474)
Net cash provided by financing activities	791,966	53,839	526,656	1,161,089	246,618

Net (decrease) increase in cash and cash equivalents	(48,250)	(478,916)	(87,341)	247,546	(157,324)

Net Cash Provided By (Used In) Operating Activities

Net cash used by operating activities in the six months ended June 30, 2017, was R$ 167.9 million compared to R$ 162.6 million in the six months ended June 30, 2016. The change in operating cash flows was mainly a result of (i) a net income of R$21.4 million in the six months ended June 30, 2017, compared to a net loss of R$187.1 million in the six months ended June 30, 2016, (ii) cash used in accounts receivables of R$105.2 million in the six months ended June 30, 2017 compared to R$ 5.7 million in the six months ended June 30, 2016, due to lower receivables advances in order to reduce interest expenses; (iii) cash used in accounts payables of R$151.4 million in the six months ended June 30, 2017 compared to cash provided of R$ 126.9 million in the six months ended June 30, 2016, due to a reduction in the average payment period implemented by the company to reduce financial costs, (iv) cash used for security deposits and maintenance reserves of R$87.1 million in the six months ended June 30, 2017 compared to R$35.5 million in the same period in 2016, and (v) cash used in other assets of R$22.8 million in the six months ended June 30, 2017 compared to cash provided by other assets of R$109.4 million in the six months ended June 30, 2016 due to the reimbursement received in 2016 from lessors of pre-paid expenses related to the retrofit of the cabin interior of our Airbus A330 aircraft.

Net cash provided by operating activities in the year ended December 31, 2016 was R$30.4 million compared to net cash used in operating activities of R$371.0 million in the year ended December 31, 2015. The change in operating cash flows was mainly a result of (i) a net income excluding non-cash adjustments of R$114.2 million in 2016 compared to a net loss excluding non-cash adjustments of R$37.9 million in 2015, (ii) cash provided by other assets of R$183.2 million in 2016 compared to cash used by other assets of R$179.4 million in 2015 due to the reimbursement received in 2016 from lessors of pre-paid expenses related to the retrofit of the cabin interior of our Airbus A330 aircraft, (iii) R$71.5 million in cash provided by air traffic liability, mostly due to an increase in advance ticket purchases and (iv) a decrease in the balance of prepaid expenses, resulting in R$35.0 million in cash gains in 2016 compared to R$70.0 million of cash used in 2015, reflecting the conversion of six aircraft from operating leases to finance leases in 2016. This increase was partially offset by a (i) decrease in the balance of accounts payables, corresponding to a negative cash impact of R$17.8 million in 2016 compared a cash gain of R$170.3 million in 2015, reflecting a R$357.4 million decrease in our fuel expense in 2016 compared to 2015, (ii) an increase in the balance of trade and other receivables (gross of the allowance for doubtful accounts) of R$20.1 million compared to R$0.6 million in 2015 due to a lower advance of receivables in 2016 and (iii) a R$55.7 million increase in cash used in the payment of interest.

Net cash used in operating activities in the year ended December 31, 2015 was R$ 371.0 million compared to net cash provided by operating activities of R$297.5 million in the year ended December 31, 2014. The decrease in operating cash flows was mainly a result of (i) a net loss excluding non-cash adjustments of R$37.9 million in 2015 compared to a net income excluding non-cash adjustments of R$537.5 million in 2014, (ii) a R$174.8 million increase in cash used by other assets, from R$4.7 million in 2014 to R$179.4 million in 2015, mostly due to advancements made in the process of retrofitting our fleet used for long-haul flights, (iii) a R$173.8 million decrease in cash provided by air traffic liability, mostly due to a decrease in advance ticket purchases resulting from the Brazilian recession in 2015, and (iv) an increase in cash used in the payment of interest of R$66.1 million as a result of a higher average exchange rate and higher average interest rate in 2015 compared to 2014. This decrease in operating cash flow was offset by (i) an increase in cash provided by trade and other receivables equivalent to R$220.9 million, due to a higher advance of receivables in 2015 compared to 2014, and (ii) a decrease in cash used in security deposits and maintenance reserves of R$122.6 million mostly due to the substitution of cash deposits by letters of credit.

Net Cash Used In Investing Activities

Net cash used in investing activities was R$686.9 million in the six months ended June 30, 2017, compared to R$346.9 million in the six months ended June 30, 2016. This increase is mostly related to (i) a net acquisition of short-term investments of R$505.5 million in the six months ended June 30, 2017 compared to a net disposal of R$7.0 million in the six months ended June 30, 2016, as a result of the proceeds raised from our initial public offering, partially offset by a net disposal of restricted investments of R$48.0 million in the six months ended June 30, 2017 compared to a net acquisition of R$143.9 million in the six months ended June 30, 2016; (ii) a net disposal of long-term investments of R$1.1 million in the six months ended June 30, 2017 compared to a net acquisition of R$360.8 million in the six months ended June 30, 2016 due to the investment in TAP’s convertible bond; (iii) a decrease in the proceeds from the sale of property and equipment from R$365.6 million in the six months ended June 30, 2016 to R$112.6 million in the six months ended June 30, 2017; and (iv) higher amounts expended in connection with acquisitions of property, equipment and intangibles of R$343.2 million in the six months ended June 30, 2017 compared to R$214.8 million in the six months ended June 30, 2016.

Net cash used in investing activities was R$644.3 million in the year ended December 31, 2016 compared to R$542.5 million in the year ended December 31, 2015, an increase of R$101.8 million. This increase in cash used in investing activities is mostly related to (i) a net acquisition of short-term investments of R$301.8 million in 2016 compared to a net disposal of R$479.5 million in 2015, and (ii) the R$360.8 million acquisition of long-term investments from a related party in 2016 related to our acquisition of the TAP bonds, see “Business—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” This increase was partially offset by (i) an increase in the proceeds from the sale of property and equipment from R$248.4 million in 2015 to R$532.0 million in 2016 and (ii) lower amounts expended in connection with acquisitions of property, equipment and intangibles of R$442.1 million in 2016 compared to R$1,246.4 million in 2015.

Net cash used in investing activities totaled R$542.5 million in the year ended December 31, 2015, a decrease of R$159.0 million compared to R$701.5 million in the year ended December 31, 2014. The decrease in investing activities was mainly due to (i) a net disposal of short-term investments of R$479.5 million in 2015 compared to a net acquisition of short-term investments of R$377.0 million in 2014 due to higher working capital needs as a result of the Brazilian economic recession and, (ii) an increase in cash received on sale of property and equipment of R$215.1 million, mostly due to refinancing transactions for five aircraft resulting in the conversion of finance leases into operating leases. This was partially offset by higher acquisitions of property, equipment and intangibles of R$798.6 million as a result of more aircraft financed under finance leases in 2015.

Net Cash Provided By Financing Activities

Net cash provided by financing activities increased R$738.1 million, from R$53.8 million in the six months ended June 30, 2016 to R$792.0 million in the six months ended June 30, 2017. The increase in net cash provided by financing activities was mainly due to a cash inflow of R$1,254.8 million in the six months ended June 30, 2017 compared to R$172.4 million in the six months ended June 30, 2016 as a result of our initial public offering in April 2017, partly offset by a decrease in cash generated from a convertible loan of R$360.8 million in the six months ended June 30, 2016 compared to zero in the six months ended June 30, 2017.

Net cash provided by financing activities decreased 54.6% from R$1,161.1 million in the year ended December 31, 2015 to R$526.7 million in the year ended December 31, 2016. The decrease in net cash provided by financing activities was mainly due to (i) an increase in cash used for repayment of loans and debentures from R$1,076.9 million in 2015 to R$1,549.1 million in 2016, (ii) lower proceeds from loans and debentures of R$979.6 million in 2016 compared to R$1,390.6 million in 2015, (iii) payment of R$346.3 million related to redemption of preferred shares in connection with the repayment of the Private Placement in 2016 with no corresponding outflow in 2015 and (iv) lower proceeds from sale and lease back transactions which totaled R$534.4 million in 2015 with no corresponding inflow in 2016. This decrease was partially offset by a capital increase of R$1,451.6 million from the Hainan equity investment in 2016, see “Business—Strategic Partnerships, Alliances and Commercial Agreements—Hainan”, compared to a capital increase of R$313.0 million related to the United equity investment in 2015.

In the year ended December 31, 2015, the amount of net cash provided by financing activities increased significantly, from R$246.6 million in the year ended December 31, 2014 to R$1,161.1 million in 2015 reflecting mainly (i) cash inflow of R$534.4 million in 2015 from sales and leaseback transaction compared to R$74.0 million in 2014, (ii) proceeds of R$313.0 million mostly related to United’s indirect investment, through a subsidiary, in us and (iii) a decrease in cash used for repayment of loans and debentures, from R$1,555.8 million in 2014 to R$1,076.9 million in 2015. This increase in cash inflow was partially offset by a decrease in proceeds from loans and debentures from R$1,728.4 million in 2014 to R$1,390.6 million in 2015 reflecting mainly R$1,087.3 million in proceeds in 2014 from our issuance of debentures that year.

Loans and Financings

General

The following table sets forth the financial charges and balances of our aircraft and non-aircraft debt as of the periods indicated:

			As of June 30, (Unaudited)		As of December 31,
	Financial Charges		2017	2016	2016	2015	2014
			(in thousands of R$)
Aircraft financing(1)(2)
In local currency (R$)	Fixed of 3.50% to 6.00% p.a.	Monthly repayment	276,542	435,140	372,535	659,315	767,487
In foreign currency (U.S.$)(2)	LIBOR plus “spread” of 1.75% to 5.50% p.a.	Monthly, quarterly and semi- annual repayment	1,645,962	2,076,490	1,769,547	2,270,883	959,044
Non-aircraft financing:
In foreign currency (U.S.$)(1)	(i) LIBOR plus fixed interest of 2.39% to 4.52% p.a. and (ii) 5.4% p.a.	Bullet, monthly and quarterly repayment	89,099	237,996	374,164	349,016	308,981
In local currency (R$)	(i) 5.0% fixed p.a. to 126% of CDI Rate and (ii) fixed of 10% p.a. to CDI Rate plus spread of 4.92% p.a.	Monthly, quarterly and semi- annual repayment and monthly repayment after grace period of 20 months	255,399	367,790	332,039	349,075	204,233
Debentures (R$)	CDI Rate plus 1.50% to 2.85% and 127% of CDI Rate	Monthly, quarterly and semi- annual repayment	1,374,850	1,134,774	1,186,210	1,182,656	1,019,439

			3,641,852	4,252,190	4,034,495	4,810,945	3,259,184

(1)	Converted using the exchange rate of R$3.9042 per US$1.00 as of December 31, 2015, R$3.2098 to US$1.00 as of June 30, 2016, R$3.2591 per US$1.00 as of December 31, 2016 and R$3.3082 per U.S.$1.00 as of June 30, 2017.
(2)	Aircraft financing includes financing agreements and finance leases with respect to our aircraft, flight simulators and related equipment.

As of June 30, 2017, we had pledged as security under our aircraft secured loans, property and equipment with a carrying value of R$2,639.0 million. As of June 30, 2017, we had pledged as security under our non-aircraft secured loans receivables, bonds and investments with a carrying value of R$444.8 million.

As of June 30, 2017, our aircraft financing consisted of finance leases and loans used to finance 37 aircraft with an aggregate outstanding balance of R$1,933.4 million, with the underlying aircraft serving as security. The remaining 103 aircraft were held by us under operating leases that are not recorded as assets and debt on our balance sheet. Of our contractual fleet of 103 aircraft under operating leases, 14 aircraft were subleased to TAP as of June 30, 2017. Our non-aircraft secured loans, aircraft finance leases and aircraft debt financing contain customary covenants and restrictions, such as default in case of change of control and termination, or non-renewal of the agreement.

The following are our debt financing instruments that contained financial covenants, as of June 30, 2017. For the purposes of the covenants in our debt agreements described in items (i) to (iii) below, “EBITDAR” means EBITDA calculated according to market practice plus costs incurred with operating and finance lease related to our aircraft, in the financial year immediately prior to the calculation. For the purposes of the covenants in our debt agreement described in item (iii) below “EBITDAR” means EBIT for that period before deducting any amount attributable to the amortization of intangible assets or the depreciation of tangible assets or any amount which is attributable to payment of operating lease rentals and in each case in respect of the relevant period.

(i)	non-convertible debentures issued on September 19, 2014 by Azul Linhas, in the principal amount of R$1.0 billion, due September 19, 2019. These debentures are guaranteed by receivables generated by sales using Visa-branded credit cards, representing at least one third of the outstanding balance under the debenture (which is referred to in the indenture as the “Minimum Amount”). As long as there is no declaration of event of default under the debentures, receivables exceeding the Minimum Amount may be used and encumbered in other transactions. We are required to comply with the following financial covenants as of December 31 of each year: (A) ratio of cash flow generation/adjusted debt service equal to or greater than 1.2x; and (B) ratio of adjusted net debt/EBITDAR equal to or lower than 5.5x. Beginning on September 19, 2017, payment of principal will be amortized in five semiannual installments and interest payment will be made semiannually at a rate of 127% of the CDI Rate, beginning March 19, 2017;

(ii)	non-convertible debentures issued on December 19, 2016 by Azul Linhas, in the principal amount of R$150 million, due December 19, 2019. These debentures are guaranteed by receivables generated by sales using American Express-branded credit cards, representing at least (i) 25% of the total outstanding amount under the debentures during the grace period, i.e. from the issuance date until December 19, 2017 or (ii) 40% of the total outstanding amount under the debentures, from December 19, 2017 until the maturity date (the “Minimum Threshold”). As long as there is no declaration of event of default under the debentures, receivables exceeding the Minimum Threshold may be used and encumbered in other transactions. We are required to comply with the following financial covenants as of December 31 of each year: (A) ratio of cash flow generation/adjusted debt service equal to or greater than 1.2x; and (B) ratio of adjusted net debt/EBITDAR equal to or lower than 5.5x. Starting on March 19, 2018, we will pay principal under these debentures in eight quarterly installments, and, starting on March 19, 2017, we will pay interest payments on a quarterly basis at a rate of 100% of the CDI Rate plus 2.85%;

(iii)	non-convertible debentures issued on June 20, 2017 by Azul Linhas, in the principal amount of R$200 million, due January 3, 2019. These debentures are guaranteed by receivables generated by sales using MasterCard-branded credit cards, representing at least 100% of the total outstanding amount under the debenture (which is referred to in the indenture as the “Minimum Amount”). As long as there is no declaration of event of default under the debentures, receivables exceeding the Minimum Amount may be used and encumbered in other transactions. We are required to comply with the following financial covenants as of December 31 of each year: (A) ratio of cash flow generation/adjusted debt service equal to or greater than 1.2x; and (B) ratio of adjusted net debt/EBITDAR equal to or lower than 5.5x. Starting on January 3, 2018, we will pay principal under these debentures in five quarterly installments, and, starting on October 3, 2017, we will pay interest payments on a quarterly basis at a rate of 100% of the CDI Rate plus 1.50%;

(iv)	Export Credit Loan Agreement relating to the financing of ten ATR 72-600 aircraft, dated October 17, 2011, as amended from time to time, between Blue Turbo 1 Finance Ltd, as Borrower; Deutsche Bank AG Paris Branch as Coface Agent, Security Trustee and Mandate Lead Arranger; Deutsche Bank SPA as Sace Agent and Mandate Lead Arranger; and Banco Santander S.A. as Mandate Lead Arranger, on the aggregate amount of US$165.0 million. As of December 31, 2016, the total aggregate amount outstanding under this facility was US$107.8 million. This agreement is guaranteed by Azul, and by the aircraft subject to this financing. We are required to comply with the following financial covenants as of December 31 of each year: (A) a ratio of (i) the aggregate of total debt and operating lease rentals payable during such period multiplied by seven less (ii) unrestricted cash to equity of less than 4.5; and (B) a ratio of (i) the aggregate of total debt and operating lease rentals payable during such period multiplied by 7.0, less unrestricted cash to (ii) EBITDAR of less than six; and

(v)	Equipment Financing Loan (FINAME) relating to the financing of one Embraer E195 aircraft, dated December 30, 2014, as amended from time to time, between Azul Linhas, as Borrower, Banco do Brasil, as Lender, in the principal amount of R$119.9 million, due December 15, 2025. This financing is guaranteed by the aircraft subject to this financing. We are required to comply with the following financial covenant as of December 31 of each year: ratio of EBITDA/sum of payments of interest and principal from loans and financings equal to or greater than 1.2x.

As of June 30, 2017 and 2016 and as of December 31, 2016 and 2015, we were in compliance with the covenants under our material financing instruments, except for noncompliance related to: (1) items (iv)(A) and (iv)(B); and (2) item (v). However, we successfully obtained waivers for financing instruments (iv) and (v) on December 27, 2016 and January 16, 2017, respectively, both valid until December 31, 2017.

For further information on our financing activities, see Note 16 to our audited consolidated financial statements and Note 12 to our unaudited interim consolidated financial statements.

Capital Expenditures

Our capital expenditures (acquisitions of property, equipment and intangibles) for the six months ended June 30, 2017 and 2016, capital expenditures totaled R$343.2 million and R$214.8 million, respectively, and for years ended December 31, 2016, 2015 and 2014 totaled R$442.1 million, R$1,246.4 million and R$447.8 million, respectively. Most of these expenditures are related to the acquisition of new aircraft, engines, engine overhaul and aircraft equipment such as spare parts. Other capital expenditures include IT systems and facilities.

Our growth plans contemplate an expansion of our operating fleet from 123 aircraft in 2016 to 154 aircraft by the end of 2020. As of June 30, 2017, we had 99 orders consisting of 55 next-generation Airbus A320neo family aircraft, to be delivered between the second half of 2017 and 2023, three Airbus A350 aircraft, two of which were transfered to certain Hainan affiliates in August 2017, eight ATRs to be delivered between 2019 and 2021, and 33 next-generation E-195 E2 aircraft with deliveries starting in 2019. We expect to meet our contractual commitments by using cash generated from our operations together with loans and/or capital markets financings.

We typically hold our aircraft under operating leases, finance leases or aircraft loans. All of our deliveries through December 30, 2018 are already under lease commitments. Although we believe financing should be available for all of our future aircraft deliveries, we cannot assure you that we will be able to secure them on terms attractive to us, if at all. To the extent we cannot secure these and other financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash, internally generated funds and credit lines. We believe that our cash provided by operations and our ability to obtain financing (including through finance leases and aircraft debt-financing), by already approved lines of credit with financial institutions, as well as our ability to obtain operating leases and issue debentures in the Brazilian capital market, will enable us to honor our current contractual and financial commitments.

For additional information relating to our commitments for future acquisition of aircraft, see Note 16.3 to our audited consolidated financial statements and Note 12.3 to our unaudited interim consolidated financial statements.

Commitments and Contractual Obligations

Our non-cancelable contractual obligations as of June 30, 2017 included the following:

	2018	2019-2018	2021-2022	>2023
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands of R$) (Unaudited)
Operating Leases	598,311	2,297,020	2,183,625	2,960,712	8,039,498
Non-aircraft loans	233,608	74,200	36,690	—	344,498
Debentures	549,506	825,344	—	—	1,374,850
Aircraft finance leases and aircraft loans	318,046	457,470	566,403	580,585	1,922,504

Total	1,699,471	3,654,034	2,786,718	3,541,297	11,681,520

Interest	59,984	—	—	—	59,984

Total	1,759,455	3,654,034	2,786,718	3,541,297	11,741,504

Research and Development, Patents and Licenses

We believe that the Azul brand is associated with innovation as we have been recognized among the top 50 most innovative companies in the world and number one in Brazil by the business magazine Fast Company. We have registered the trademark “AZUL LINHAS AÉREAS BRASILEIRAS,” among others, with the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI. We have also registered several domain names with the Brazilian body for domain registration (“NIC.br”) and other domain registrars, including “voeazul.com.br”, “flyazul.com”, “azulviagens.com.br”, “azulcargo.com.br” and “tudoazul.com”. We also operate software products under licenses from our vendors, such as Oracle, Trax, Sabre, Navitaire and SAP.

Off Balance Sheet Arrangements

All of our off balance sheet arrangements are related to operating leases. Our total future minimum lease payments of non-cancellable operating lease obligations amounted to R$8,039.7 as of June 30, 2017. As of June 30, 2017 we held 103 aircraft and 17 engines under operating leases. Of the 103 aircraft under operating leases, 14 have been subleased to TAP, consisting of seven Embraer E-195s, six ATRs, and one Airbus A330s. Furthermore, as of June 30, 2017, we had orders for 55 next-generation Airbus A320neo family aircraft, to be delivered between the second half of 2017 and 2023, three Airbus A350, two of aircraft which were transfered to certain Hainan affiliates in the August 2017, eight ATRs to be delivered between 2019 and 2021, and 33 next-generation E-195 E2 aircraft with deliveries starting in 2019. Approximately 14 next-generation Airbus A320neos and 3 ATRs deliveries have operating lease commitments.

Some of our monthly rental payments are based on floating rates and we are not required to make termination payments at the end of our leases. Under some of our lease agreements we are required to maintain maintenance reserve deposits and to return the aircraft and engine in the agreed condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flow and income. We have entered into derivative contracts and other financial instruments for the purpose of hedging against variations in these factors.

We have also implemented policies and procedures to evaluate such risks and approve and monitor our derivative transactions. Our risk management policy was implemented on April 14, 2011 and was revised on March 10, 2017. It is our policy not to participate in any trading of derivatives for speculative purposes. We measure our financial derivative instruments at fair value which is determined using quoted market prices, standard option valuation models or values provided by the counterparty.

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. The counterparties to our derivative transactions are major financial institutions with strong credit ratings and we do not expect the counterparties to fail to meet their obligations. We do not have significant exposure to any single counterparty in relation to derivative transactions, and we believe the credit exposure related to our counterparties is negligible.

Market risk includes three types of risk: interest rate, currency exchange and commodity price risk. The sensitivity analyses provided below do not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations (including operating and finance leases and other financing) subject to variable interest rates. To manage this risk, we engage in interest rate swaps, whereby we agree to exchange, at specified intervals, the difference between the values of fixed and variable interest rates calculated based on the notional principal amount agreed between the parties. As of June 30, 2017, we had interest rate swap contracts designated as hedges and fair value hedges.

We utilize swap contracts designated as hedges to protect fluctuations of part of the payments of operating and capital leases and loans and financing in foreign currency. The swap contracts are used to hedge the risk of variation in interest rates tied to contractual commitments executed. The essential terms of the swap contracts were agreed to be coupled with the terms of the hedged loans and financing and lease commitments. As of June 30, 2017 our hedges included interest rate swap contracts with a notional value of R$104.9 million that we receive a variable interest rate tied to LIBOR and pay fixed interest rates. The loss in the fair value of interest rate swap of R$19.1 million was recognized in financial expenses. As of June 30, 2017, our fair value hedges included interest rate swap contracts with a notional value of R$107.7 million, which provide that we receive a fixed interest rate and pay a variable rate corresponding to a percentage of CDI Rate on the notional value. The gain in the fair value of interest rate swap of R$4.8 million was recognized in financial expenses and offset against a similar positive adjustment on the debt hedged. There was no significant ineffectiveness recognized in the six months ended June 30, 2017.

Currency exchange rate risk

Currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in exchange rates. Our exposure to the risk of changes in exchange rates refers primarily to loans (including finance leases) indexed to the U.S. dollar (net of investments in U.S. dollars), maintenance reserves and to our TAP bonds denominated in Euros. Also, slightly over half of our operating expenses are either payable in or affected by the U.S. dollar, such as aviation fuel, aircraft operating lease payments and certain flight hour maintenance contract payments. Therefore, we enter into currency forward contracts for periods with a currency exposure of up to 12 months. Additionally, as part of our international operations, we maintain offshore bank accounts in U.S. dollars that serve as natural hedges. As of June 30, 2017, we held a U.S. dollar balance of cash and cash equivalents and short-term investments of R$225.3 million, representing 37.9% of our next twelve-month exposure to financial expenses indexed in U.S. dollars. We have derivative financial instruments that were not designated as hedges that included forward foreign currency contracts and foreign currency options. As of June 30, 2017, we had US$15.0 million of fixed notional value in foreign currency options at a rate of R$3.3296 for US$1.00. The fair value of these contracts was a gain of R$1.7million for the six months ended June 30, 2017, which was recorded as derivative financial instruments against current liabilities.

Commodity price risk

The volatility of aviation fuel prices is one of the most significant financial risks for airlines. For the six months ended June 30, 2017 and 2016 and for the years ended December 31, 2016, 2015 and 2014 aviation fuel accounted for 26.8%, 23.7%, 24.7%, 29.8% and 36.2%, respectively, of our operating expenses. International oil prices, which are denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2017. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We attempt to mitigate fuel price volatility primarily through derivative financial instruments or a fixed price agreement with BR Distribuidora. As of June 30, 2017, we had hedged 21% of our forecasted fuel consumption for the next twelve months.

Credit risk

Credit risk is inherent in our operating and financial activities and such risk is mainly represented in our trade receivables and cash and cash equivalents, including bank deposits. The credit risk associated with our trade receivables include values payable by the major credit card companies, which have a credit risk that is equal or better to our credit risk, and those from travel agencies, sales in installments and government, and individuals and other entities. We assess the corresponding risk of financial instruments and diversify our exposure. We also mitigate such risk by holding financial instruments with counterparties that have strong credit ratings, or that are hired in futures and commodities stock exchange.

Liquidity risk

Liquidity risk is the risk of not having sufficient net funds to meet our financial commitments as a result of a mismatch in term or volume between expected income and expenses. In order to manage the liquidity of our cash in local and foreign currency, assumptions of future receipts and disbursements are set which are monitored daily by our treasury department. We apply our funds in net assets (certificates of deposit and agribusiness credit bills).

Sensitivity analysis

Our sensitivity analysis measures the impact of interest rate risk, exchange variations, and commodity price risk on the statement of operations considering two different scenarios: (i) the adverse scenario, which assumes that the relevant interest rate, exchange rate or commodity price will worsen by 25% and (ii) the remote scenario, which assumes that relevant interest rate, exchange rate or commodity price will worsen by 50%.

			For the Six Months Ended June 30,		For the Year Ended December 31,
			2017		2016
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario	Adverse Scenario	Remote Scenario
			(in thousands of R$)
Financing	Interest rate	CDI, LIBOR or TJLP rate increase	(47,436)	(94,872)	(67,945)	(135,890)
Assets	Exchange rate	Euro rate decrease	(150,656)	(301,311)	(149,434)	(298,867)
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(87,821)	(175,642)	(168,536)	(337,072)
Aircraft fuel	Cost per liter	WTI or Gulf Coast jet fuel	(102,404)	(147,724)	(69,114)	(106,546)

REGULATION

Overview

Under the Brazilian Constitution, air transportation is a public service. It is therefore subject to extensive governmental regulation and monitoring by several federal agencies and entities. The sector is regulated by the Brazilian Aeronautical Code, which covers air service concessions; airport infrastructure and operations; flight safety; airline certification; leasing, taking security, disposal, registration and licensing of aircraft; crew training; inspection and control of airlines; public and private air carrier services; civil liability; and penalties for infringement.

Brazil has signed and ratified the Chicago Convention of 1944, the Geneva Convention of 1948, the Montreal Convention of 1999 and the Cape Town Convention of 2001, the leading international conventions relating to worldwide commercial air transportation activities.

The National Civil Aviation Policy (Política Nacional de Aviação Civil), or PNAC, which was adopted in 2009, sets out the main governmental guidelines and policies that apply to the Brazilian civil aviation system. The PNAC encourages all regulatory bodies to issue regulations on strategic matters such as safety, competition, environmental and consumer issues, and to inspect, review and evaluate the activities of all operating companies.

Regulatory Bodies

The chart below illustrates the main regulatory bodies together with their responsibilities and reporting lines:

The Ministry of Transportation, Ports and Civil Aviation, which was established in September 2016, supervises civil aviation services and activities in Brazil and is responsible for issuing governmental policies for the sector. The Ministry of Transportation, Ports and Civil Aviation reports directly to the President of Brazil and is responsible for the oversight of ANAC and INFRAERO.

ANAC, which was created in 2005, has full regulatory powers regarding the following:

•	guiding, planning, stimulating and supporting the activities of public and private civil aviation companies in Brazil;

•	regulating flight operations; and

•	regulating economic issues affecting air transportation and airports, including air safety, certification and fitness, insurance, consumer protection and competitive practices.

INFRAERO is a state-controlled airport operator that reports to the Ministry of Transportation, Ports and Civil Aviation. It is responsible for managing, operating and controlling all government-operated federal airports (i.e., those whose operations have not been transferred to private parties by way of concessions), including safety, operational conditions and infrastructure.

The National Commission of Airport Authorities (Comissão Nacional de Autoridades Aeroportuárias), or CONAERO, which was created in 2011, is a commission within the Ministry of Transportation, Ports and Civil Aviation. Its role is to coordinate the activities of the different entities and public agencies with respect to airport efficiency and safety.

The Department of Airspace Control (Departamento de Controle do Espaço Aéreo), or DECEA, reports indirectly to the Brazilian Minister of Defense. It is responsible for planning, administrating and controlling activities related to airspace, aeronautical telecommunications and technology, as well as military aviation. Its functions include approving and overseeing the implementation of equipment and navigation, meteorological and radar systems. The DECEA also controls and supervises the Brazilian Airspace Control.

The Brazilian Civil Aviation Council (Conselho de Aviação Civil), or CONAC, which was created in 2000, is an advisory body to the President of Brazil with authority to establish national civil aviation policies, to be adopted and enforced by the Aeronautics High Command and ANAC. CONAC establishes guidelines relating to following:

•	the representation of Brazil in conventions, treaties and other activities related to international air transportation;

•	airport infrastructure;

•	the provision of funds to airlines and airports to further strategic, economic or tourism interests;

•	the coordination of civil aviation;

•	air safety; and

•	the granting of air routes, concessions and permissions for commercial air transportation services.

Airport Infrastructure

Brazil currently has more than 2,400 private and public airfields. Airlines that operate regularly scheduled flights primarily use public airport infrastructure, with 98% of total passenger traffic passing through a network consisting of 65 airports. INFRAERO is responsible for the operational matters of 60 of these airports.

A number of smaller, regional airports in Brazil are under the control of state or municipal governments and are managed by local governmental entities. INFRAERO is responsible for safety and security activities at the largest airports, including passenger and baggage screening, cargo security measures and airport security.

The Brazilian government is implementing a program to grant the operation of certain airports in Brazil by way of concessions granted following public bids. Concessions for the international airports of São Paulo (Guarulhos and Viracopos) and Brasília were granted to private parties following a public bid in February 2012. However, Aeroportos Brasil, the holder of the concession to operate Viracopos airport, has announced its intention to return this concession to ANAC. For more information, see “Business—Airports and Other Facilities and Properties—Airports” and “Business—Legal Proceedings.”

In November 2013, Belo Horizonte (Confins International Airport) in the state of Minas Gerais, and Rio de Janeiro (Galeão International Airport) have also been privatized by way of concessions. The concessions for these airports have terms of between 20 to 30 years. Previously, a 28-year concession for São Gonçalo do Amarante International Airport, located in Natal in the state of Rio Grande do Norte, was granted to a consortium named Inframérica, the same consortium which currently operates Brasília airport, following a public bid in October 2011.

The following chart summarizes the concession conditions for these airports:

	São Paulo (Guarulhos)	São Paulo (Viracopos)	Brasília	São Gonçalo do Amarante	Belo Horizonte (Confins)	Rio de Janeiro (Galeão)

Winning bid	R$16.2 billion	R$3.8 billion	R$4.5 billion	R$170 million	R$1.8 billion	R$19 billion

Concession term	20 years	30 years	25 years	28 years	30 years	25 years

Minimum Investment	R$4.7 billion	R$8.7 billion	R$2.8 billion	R$650 million	R$3.5 billion	R$5.7 billion

Additional fee	10% of annual gross revenue, equal to R$1,770 million for the term of the concession	5% of annual gross revenue, equal to R$649 million for the term of the concession	2% of annual gross revenue, equal to R$107 million for the term of the concession	—	5% of annual gross revenue	5% of annual gross revenue

Source:	Ministry of Transportation, Ports and Civil Aviation and ANAC.

Guarulhos, Brasília and Viracopos airports represented approximately 30% of total passengers transported in Brazil as of August 2016, including domestic and international traffic, according to ANAC. In 2011, for the first time since 1997, the Brazilian government increased landing and navigation fees at the busiest airports as compared to less busy airports and at peak hours.

Of the 60 Brazilian airports managed directly or indirectly by INFRAERO, 17 airports are currently receiving infrastructure investments and upgrades. The airport upgrade plan does not require contributions or investments by Brazilian airlines, and is not expected to involve increases in landing fees or passenger taxes on air travel.

ANAC has enacted Resolution No. 338, of July 2014, which sets forth new procedures for the distribution of slots in airports operating at full capacity. Under this resolution, airports operating at full capacity are deemed by ANAC “coordinated airports”. The following airports are currently deemed ANAC “coordinated airports”: Congonhas (São Paulo), Guarulhos (São Paulo), Santos Dumont (Rio de Janeiro), and Pampulha (Belo Horizonte). This resolution increases the participation of airlines that operate routes in regional airports, which places us in a privileged position before our competitors. By the distribution performed in October 2014, we received 26 slots in the airport and in November 2014, we started operating 13 daily flights from Congonhas airport to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our flights available to São Paulo passengers.

Airlines and service providers may lease areas within federal, state or municipal airports, such as hangars and check-in counters, subject to concessions or authorizations granted by the authority that operates the airport—which may be INFRAERO, the state, the municipality or a private concession holder, as the case may be. No public bid is required for leases of spaces within airports, although INFRAERO may conduct a public bidding process if there is more than one applicant. In other cases, the use may be granted by a simple authorization or permission issued by the authority that operates the airport. In the case of airports operated by private entities, the use of concession areas is subject to a commercial agreement between the airline and the airport operator.

We have renewable concessions with terms varying from one to five years from INFRAERO and other granting authorities to use and operate all of our facilities at each of the major airports that we serve. Most of our concession agreements for passenger service facilities at our terminals, which include check-in counters and ticket offices, operational support areas and baggage service offices, contain provisions for periodic adjustments of the lease rates and the extension of the concession term. We have airport areas under concession and certain areas which concessions are being duly formalized in order to be renewed.

Air Transportation Service Concessions

Under the Brazilian Constitution, the Brazilian government is responsible for air transportation and airport infrastructure, as a public service, and may provide these services directly or by way of concessions or authorizations to third parties. ANAC is the authority empowered to authorize concessions for the operation of regular air transportation services.

ANAC requires companies interested in operating air services to meet certain economic, financial, technical, operational and administrative requirements. The applicant must be an entity incorporated in Brazil whose constitutive documents have been approved by ANAC, must have a valid Airline Operating Certificate (Certificado de Operador Aéreo—COA), and must comply with the ownership restrictions discussed below. ANAC has the authority to revoke a concession if the airline fails to comply with the Brazilian Aeronautical Code and any other relevant laws or regulations relating to the concession agreement, including if the airline fails to meet specified service levels, ceases operations or declares bankruptcy.

Azul Linhas’ concession was granted on November 26, 2008 by ANAC and has a term of ten years. The renewal of the concession agreement or the granting of a new concession would depend on the rendering of adequate services by us, on the maintenance of the necessary authorizations from the Brazilian government to conduct flight operations, including authorization and technical operative certificates from ANAC and on the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

The concession agreement can be terminated if, among other things, Azul Linhas fails to meet specified service levels, ceases operations or declares bankruptcy. By the end of the term of the concession, the continuation of the provision of airport services depends on the extension of the term of the current concession agreement or the granting of a new concession.

Public bidding is not currently required for the grant of concessions for the operation of air transportation services. Due to the intense growth of the civil aviation sector, however, it is possible that the government may change this rule in order to encourage competition or to achieve other political purposes.

Route Rights

Domestic routes

For the granting of new routes and changes to existing ones, the airline submits a request for additions or modifications in the Air Transportation Schedule (Horário de Transporte Aéreo), or HOTRAN, which is the official document of flight registrations in Brazil. ANAC, the airport administration and the control center of air navigation (which is responsible for managing air traffic), evaluates all requests for changes in the HOTRAN, taking into consideration the current capacity of the airport and its passenger traffic, and approve or deny each HOTRAN request.

Any airline’s route frequency rights may be terminated if the airline (i) fails to begin operation of a given route for a period exceeding 15 days, (ii) fails to maintain at least 75% of flights provided for in its HOTRAN for any 90-day period or (iii) suspends operations for a period exceeding 30 days.

ANAC approval of new routes or changes to existing routes is granted through an administrative procedure and requires no changes to existing concession agreements.

The HOTRAN is the official schedule report of all routes that an airline can operate. Once routes are granted, they must be immediately reflected in the HOTRAN. The HOTRAN provides not only for the routes but also the times of arrival at and departure from certain airports, none of which may be changed without the prior consent of ANAC. Brazilian laws and regulations do not permit an airline to sell, assign or transfer its routes to another airline.

The average approval time for a HOTRAN request varies between 20 to 30 days depending on the complexities involving the airports to which the HOTRAN request refers.

International routes

Rights regarding international routes and the corresponding transit rights depend on the bilateral air transport treaties between Brazil and the foreign government. Under these treaties, each government grants to the other the right to designate one or more domestic airlines to operate scheduled services between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements.

ANAC has the authority to grant Brazilian airlines approval to operate a new international route or change an existing route, subject to the airline having filed satisfactory studies to ANAC demonstrating the viability of the routes and fulfilling certain conditions with respect to the concession for the routes. A Brazilian airline that received ANAC approval to provide international services may address a request for approval of a new or changed route to the Air Services Superintendence of ANAC (SAS – Superintendecia de Acompanhamento de Serviços Aéreos da ANAC). The Superintendence submits a non-binding recommendation to the president or ANAC, who may decide whether to approve the request.

An airline’s international route frequency rights may be terminated if the airline fails to maintain an Index of Frequency Utilization (Índice de Utilização de Freqüência), or IUF, of at least 66% of flights for any 180-day period, or if the airline does not initiate operations within a period of 180 days from the grant of the new route.

In 2010, ANAC approved regulations regarding international fares for flights departing from Brazil to the United States and Europe, which gradually removes the previous minimum fares. In 2010, ANAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries.

In 2011, United States and Brazil reached an open-skies aviation agreement to liberalize the air services and traffic between both countries, including, among other things, removal of restrictions on pricing and additional scheduled and charter services to the congested airports of São Paulo and Rio de Janeiro. Both countries agreed to a transition period of five years and a full open skies was supposed to be effective in October of 2015 but agreement has not been approved by the Brazilian Congress yet. The Brazilian Government has recently requested that the Congress approve the agreement, which is expected to occur in 2017.

There are ongoing negotiations between Brazil and EU to implement an open skies agreement but the final terms of the treaty have not been approved.

Domestic Slots Policy

For certain airports that are classified as operating at full capacity by ANAC, passenger airlines are required to obtain slots from ANAC. A slot is a predetermined period of time during which the airline is allowed to takeoff or land at a specific airport. To obtain domestic slots, the airline must submit a request to ANAC, and ANAC will, in turn, distribute slots to the requesting airlines in accordance with the number of new slots available as per the slot allocation calendar defined by Resolution No. 338. Airlines may transfer slots with ANAC’s prior approval. An airline may lose its rights to its slots where service provision is below the quality determined by ANAC. In these cases, the slots are distributed to other airline companies by public tender.

Currently, there are only four Brazilian ANAC “coordinated airports” where slots are necessary to perform scheduled flights: Congonhas (São Paulo), Guarulhos (São Paulo), Santos Dumont (Rio de Janeiro) and Pampulha (Belo Horizonte). Congonhas airport, which is the busiest domestic airport in Brazil, has a shortage of slots due to the lack of airport infrastructure to meet current demand. As a result, the number of new slots granted by ANAC at this airport is limited. New slots are awarded by public tender and generally only become available when they are taken from existing airlines as a result of disciplinary proceedings, or when airport capacity is increased. In the most recent distribution of slots, ANAC opened the public tender to all airlines that were qualified to bid. Airports in smaller and medium-sized markets, which are the focus of our growth strategy, do not require slots, which allows us greater flexibility in establishing our timetable when building out our route network.

In 2012 the Brazilian government also announced that as part of the incentive package, Congonhas, the São Paulo downtown airport, will be required to allocate more slots dedicated to regional aviation and, in relation thereto, has ordered, through Civil Aviation Secretariat (Secretaria de Aviação Civil), a redistribution of these new slots in 2014.

In early 2013, ANAC held a public consultation process to change its regulations regarding the redistribution of slots, with the aim of increasing competition between airlines. On July 22, 2014, ANAC enacted its Resolution No. 338, which benefited us by enabling us to penetrate major airports where the slots are currently concentrated with a few airline companies. In October 2014, the distribution of slots in Congonhas airport was completed and we received 26 new slots. In November 2014, we started operating 13 daily flights from Congonhas airport to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our flights available to São Paulo passengers.

Import of Aircraft into Brazil

Any civil or commercial aircraft must be certified in advance by ANAC before being imported into Brazil. Once certified, the aircraft may be imported in the same way as other goods. Following import, the importer must register the aircraft with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro).

Registration of Aircraft

Brazilian aircraft must have a certificate of registration (certificado de matrícula) and a valid certificate of airworthiness (certificado de aeronavegabilidade), both of which are issued by the RAB after technical inspection of the aircraft by ANAC. The certificate of registration establishes that the aircraft has Brazilian nationality and serves as proof of its enrollment with the aviation authority. The certificate of airworthiness, which is generally valid for 15 years from the date of ANAC’s initial inspection, authorizes the aircraft to fly in Brazilian airspace, subject to continuing compliance with certain technical requirements and conditions. An aircraft’s registration may be cancelled if the aircraft is not in compliance with the requirements for registration and, in particular, if it has failed to comply with any applicable safety requirements specified by ANAC or the Brazilian Aeronautical Code.

All information relating to the contractual status of an aircraft, including title documents, operating leases and mortgages, must be filed with the RAB in order to update public records.

Fares

Brazilian regulations allow airlines to establish their own domestic fares without prior approval from the Brazilian government or any other authority. However, ANAC regularly monitors domestic fares. In particular, under regulations published in 2010, Brazilian airlines must report their monthly prices to ANAC by the last business day of each month.

Baggage Charge

According to ANAC’s Resolution 400 of December 13, 2016 (General Conditions of Air Transport) (“Resolution 400”), which became effective on March 14, 2017 (but had its applicability and effects suspended until April 29, 2017) airlines are allowed to charge for checked baggage. On June 1, 2017, we started charging our passangers a fee for checked baggage and believe this will be an important source of revenue going forward. We note, however, that based on (i) court rulings that have suspended and then restablished the applicability of Resolution 400 and (ii) discussions of the legality of charges for checked baggage in connection with proposed legislation currently under review by Brazil’s legislature, an amendment of Resolution 400 may adversely affect our ability to charge for checked baggage and resulting ancillary revenue from the unbundling of our products.

General Conditions Applicable to Air Transportation

On December 14, 2016, ANAC approved Resolution No. 400, of December 2016, which sets forth certain general conditions applicable to air transportation. Resolution No. 400 was enacted on March 14, 2017 for all flight tickets purchased on and after this date. This resolution establishes boarding documentation requirements, provides customers with a 24 hour post-purchase period to cancel a flight ticket without charge, reduces repayment periods, increases the baggage allowance, allows for free passenger name corrections on flight tickets, guarantees return tickets in the event a one-way cancellation is made in advance for a domestic flight and simplifies the return and compensation process for lost baggage.

Restrictions on the Ownership of Shares in Air Transportation Service Providers

Under the Brazilian Aeronautical Code, at least 80% of the voting stock of a company that holds a concession to provide scheduled air transportation services must be held directly or indirectly by Brazilian citizens, and the company must be managed exclusively by Brazilian citizens. Our subsidiary Azul Linhas, holder of our concession, complies with these requirements. In addition, 100% of our voting stock is held by Brazilian citizens. The Brazilian Aeronautical Code also imposes restrictions on transfers of the shares of companies that hold concessions to provide scheduled air transportation services, including the following:

•	all voting shares must be nominative;

•	no non-voting shares may be converted into voting shares;

•	prior approval of the Brazilian aviation authorities is required for any transfer of shares (regardless of the nationality, corporate status or structure of the transferee) if the transfer relates to more than 2% of the airline’s share capital, would result in a change in control of the airline, or would cause the transferee to hold more than 10% of the airline’s share capital;

•	the airline must file a detailed shareholder chart with ANAC every six months, including a list of shareholders and a list of all share transfers effected in the preceding six months; and

•	based on its review of the airline’s shareholder chart, ANAC may require that any further transfer of shares be subject to its prior approval.

These restrictions apply not only to companies that hold concessions to provide scheduled air transportation services, but also to their direct and indirect shareholders. Our subsidiariy Azul Linhas holds a concession to provide scheduled air transportation services. These restrictions therefore apply to Azul, and in the event of any transfers of our shares, ANAC would evaluate whether or not the transferee and its shareholders comply with these requirements.

We have observed some initiatives by members of the Brazilian parliament, as recently as 2016, to amend this rule and allow participation by foreign companies of up to 100% of the voting stock. Nevertheless, and despite frequent discussion of the subject by the Brazilian Minister of Transportation, Ports and Civil Aviation, to date, efforts to amend the Brazilian Aeronautical Code in this regard have been unsuccessful.

Environmental Regulation

Brazilian airlines are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including the disposal of waste, the use of chemical substances and aircraft noise. These laws and regulations are enforced by various governmental authorities. If an airline fails to comply with these laws and regulations it may be subject to administrative and criminal sanctions, in addition to the obligation to remediate the environmental damage and/or to pay damages to third parties. In addition, Brazilian environmental law establishes a regime of strict civil liability (i.e., irrespective of fault) as well as joint civil liability, meaning that we may be held liable for violations by any third parties whom we hire, for example, to dispose of waste. Brazilian environmental law also provides for “piercing of the corporate veil,” which imposes liability on a corporation’s controlling shareholders in order to ensure sufficient financial resources to cover environmental damage. Accordingly, we may be directly liable for any violations caused by Azul Linhas and TRIP.

We seek to comply with all environmental legislation and all requirements of public authorities in order to avoid liabilities and limit additional expenses.

Environmental Licenses

Under Brazilian law, the authority to grant environmental licenses for facilities or activities within a state, among other activities, belongs to the state authorities, unless the environmental impact would extend beyond the state border, in which case the Brazilian federal government has jurisdiction. Municipal authorities have jurisdiction over the licensing of facilities or activities that have a local impact. Each state has the power to establish specific regulations regarding environmental licensing procedures, within the scope of general guidelines established by the Brazilian government.

Most of the requests for renewal of an environmental license must be filed at least 120 days prior to its expiry. Provided that this deadline is complied with, the license is automatically extended until the environmental authority issues its decision.

The constructing, implementation, operation, expansion or enlargement, without a license, of any facility or activity that causes significant environmental impact, or the expansion of an activity in violation of an existing license, subjects the violator to various penalties, including the requirement to shut down the facility or activity and fines ranging from R$500 to R$10,000,000. These penalties would therefore apply if we were to carry out any potentially polluting activity without a valid license or in violation of the license conditions.

We seek to require our suppliers to comply with several Environmental Management System procedures and use technical audits to enforce compliance. We exercise caution in environmental matters, and reserve the right to reject goods and services from companies that do not meet our environmental protection parameters unless confirmation of compliance is received.

Federal Technical Register

Federal Law No. 6.938/1981 and IBAMA’s Instruction No. 06/2013 set forth that all legal entities that carry out potentially polluting activities must be register with the IBAMA’s Federal Technical Register (“CTF”). This register is an instrument to promote the preservation of the environment.

Activities with a significant potential of pollutant and intense use of natural resources, such as the manufacture and assemble of aircrafts, besides being subject to the CTF, are also subject to the quarterly payment of the Environmental Control and Inspection Fee (“TCFA”) to IBAMA.

The Federal Decree No. 6.514/2008 subjects entities with no CTF register to fines that range from BRL 50.00 to BRL 9,000.00, depending on the size of the enterprise and the economic capability of the offender. The Failure to pay TCFA entails a fine of 20% (twenty percent) on the amount owed, as well as default interest of 1% (one percent) per month. Currently, we are in a regularizing process of our activities at the IBAMA’s CTF, with a liability related to TCFA debts estimated at BRL 270,000.00, for payment in 2017.

Gas Emissions

We are monitoring and analyzing developments regarding amendments to the Kyoto protocol and the emissions regulations in the United States and Europe. We may be required to purchase carbon credits for the operation of our business in future. Brazilian Federal Law No. 12,187/2009 (National Policy on Climate Change) is still to be regulated by specific legislation concerning the establishment of the Brazilian Emissions Reduction Market (Mercado Brasileiro de Redução de Emissões – MBRE) and the establishment of goals for the reduction of greenhouse gases.

Waste

Brazilian law, and particularly the National Policy on Solid Waste of 2010, provides that the transportation, management and final disposal of waste matter may not cause damage to the environment or inconvenience to public health and welfare. Brazilian legislation regulates the segregation, collection, storage, transportation, treatment and final disposal of waste, and states that parties who outsource waste disposal to third party providers are jointly and severally liable with the service provider.

The administrative penalties applicable to the improper discharge of solid, liquid and gas waste, whether or not resulting in effective contamination, include, among others, embargo of the activity or civil work and fines up to R$50 million. The costs for the proper waste management will probably increase in the coming years, in view of the implementation of sectorial agreements and greater regulation.

Proper transportation, treatment and final discharge of waste depend on the waste classification for disposal. The projects are subject to prior approval by the environmental authorities. Waste treatment activities are prone to licensing.

In the context of the shared responsibility (responsabilidade compartilhada), the National Solid Waste Policy provides that some industrial sectors shall implement a Reverse Logistics (Logística Reversa) system, defined as the actions and procedures to enable the collection and recovery of solid residues, for reusing in the manufacture cycles, as well as in other destination. As stated in the applicable legislation, the Reverse Logistics systems may be implemented jointly or individually by companies.

The Reverse Logistics system shall envisage the take back of products after the consumer’s use for their reuse in the manufacture cycle or for proper final destination. Such obligation is applicable to the Company as a consumer of lubricating oil, tires etc. The reverse logistics systems of these products are currently being implemented in Brazil. Each part of the chain has specific obligations with the goal of reducing the solid residues volume and mitigating adverse impacts on human health and on the environment.

Environmental Liability

The Brazilian Federal Constitution provides for three different types of environmental liabilities: (i) civil, (ii) administrative and (iii) criminal. These liabilities may be applied separately and cumulatively. Any individual or legal entity (public or private) that directly or indirectly causes, by action or omission, any damage to the environment may be held liable for such damage, as well as for any violation of environmental regulation.

Brazil’s National Environmental Policy provides for strict civil liability for damages caused to the environment, which means that we can be held liable for any damage irrespective of fault. To establish strict liability, one simply has to demonstrate a cause-effect relationship between the polluter’s activity and the resulting damage in order to trigger the obligation to redress the environmental damage.

Public Attorneys’ offices, foundations, state agencies, state-owned companies and environmental protection associations are empowered to file public civil actions seeking compensation for environmental damages. The National Environmental Policy establishes joint liability among all the parties involved in polluting activity and that benefit directly or indirectly from it. Accordingly, the affected party or any of the other parties entitled to sue may choose to seek damages against any single responsible party, and the defendant is entitled to seek right of recourse against all other parties involved in polluting activity.

According to prevailing legal opinion in Brazil, there is no statute of limitations for claims seeking compensation for environmental damages.

Brazilian Federal Decree no. 6.514/2008 sets forth the infractions and administrative sanctions regarding the environmental matters and the federal administrative procedure to investigate these infractions. Administrative sanctions include: (i) warnings; (ii) simple fines; (iii) daily fines; (iv) seizure of the animals, products and subproducts of fauna and flora; (v) product destruction; (vi) product sales and manufacturing suspension; (vii) closure of the plant or construction; (viii) construction demolition; (ix) full or partial suspension of the activities; and (ix) restriction of rights.

Criminal liability for environmental matters in Brazil extends to corporations as well as to individuals. If a corporation is found criminally liable for an environmental violation, its officers, directors, managers, agents or proxies may also be subject to criminal penalties if there is proof of their intent or fault in preventing the occurrence of the crime. The settlement of a civil or administrative lawsuit does not prevent criminal prosecution for the same violation. Freedom-restricting penalties (confinement or imprisonment) are reduced to right-restricting penalties, such as community service mandates. Criminal sanctions encompass imprisonment in the case of individuals, or dissolution or restriction of rights for legal entities. Fines may be replaced by an undertaking by the violator to take specific steps to redress the environmental damage, if approved by the appropriate environmental authority. Enforcement of fines may be suspended upon settlement with environmental authorities for damage redress.

Pending Legislation

The Brazilian Congress is currently discussing a draft bill that would replace the current Brazilian Aeronautical Code. This draft bill deals with matters related to civil aviation, including airport concessions, consumer protection, limitation of airlines’ civil liability, compulsory insurance, fines and an increase in the limit on foreign ownership in voting stock of Brazilian airlines from 20% to 49% (or even to 100%, as speculated from time to time).

The draft bill has been internally approved by the Brazilian House of Representatives, but is still under discussion in the Brazilian Federal Senate. If approved by the Federal Senate without relevant amendments to the approved wording submitted by the Brazilian House of Representatives, it will be sent for presidential approval. If the Brazilian civil aviation framework changes in the future, or if ANAC implements increased restrictions, our growth plans and our business and results of operations could be adversely affected. Considering that these discussions have been ongoing since 2009, and in view of the recent political changes and the reconfiguration of the Brazilian Executive Branch as a result of the impeachment of former President Dilma Rousseff, it is possible that the Brazilian Aeronautical Code could be amended as early as 2017.

The revised incentive package for regional aviation, as announced on July 18, 2016 by an official note issued by the newly integrated Ministry of Transports, Ports and Civil Aviation, comprises of investments in the amount of R$450 million, starting in 2017, a sum that may be increased, by 2020, to up to R$2 billion, depending on the availability of funds to the Brazilian Federal Government. This represents a substantial decrease from the investment amounts initially announced in 2012. Also, the number of regional airports which shall benefit from these investments has also decreased and the criteria to select the “priority target” airports considers, in addition to the infrastructure or developmental needs of a certain region, the potential profitability of the commercial airlines flying to these destinations.

Aircraft Repossession

On March 1, 2012, Brazil ratified the Cape Town Convention, which created a system of international registration of legal interests in aircraft and engines. This convention has been ratified and published by Presidential Decree No. 8,008, dated May 15, 2013, and was regulated by ANAC through Resolution No. 309, of March 18, 2014.

The Cape Town Convention is intended to standardize transactions involving movable property. The treaty creates international standards for registration of ownership, security interests (liens), leases and conditional sales contracts, as well as various legal remedies for default in financing agreements, including repossession and provisions regarding how the insolvency laws of the signatory states will apply to registered aircraft and engines. The Convention provides specific remedies such as the International Deregistration Power of Attorney, which allows recovery of the aircraft in case of default and insolvency. The RAB has been appointed as the responsible authority regarding the international registry in Brazil.

Government Insurance

In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted Law No. 10,744 of 2003, authorizing the government to assume civil liability to third parties for any injury to goods or persons, whether or not passengers, caused by terrorist attacks or acts of war against Brazilian aircraft operated by Brazilian airlines in Brazil or abroad. This statutory coverage is limited to an amount of US$1 billion. In addition, under the abovementioned legislation, the Brazilian government may, at its sole discretion, suspend this assumption of liability at any time, provided that it gives seven days’ notice of the suspension. Brazil is currently the sole jurisdiction worldwide still providing such statutory coverage to its registered fleet.

We maintain all other mandatory insurance coverage for each of our aircraft and additional insurance coverage as required by lessors. See “Business—Insurance.”

U.S. and International Regulation

Operational Regulation

The airline industry is heavily regulated by the U.S. government. Two of the primary regulatory authorities overseeing air transportation in the United States are the DOT and the FAA. The DOT has jurisdiction over economic issues affecting air transportation, such as unfair or deceptive competition, advertising, baggage liability and disabled passenger transportation. The DOT has authority to issue permits required for airlines to provide air transportation. We hold an open skies foreign air carrier DOT permit authorizing us to engage in scheduled air transportation of passengers, property and mail to and from certain destinations in the United States.

The FAA is responsible for regulating and overseeing matters relating to air carrier flight operations, including airline operating certificates, aircraft certification and maintenance and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate and to comply with Federal Aviation Regulations 129 and 145. This certificate, in combination with operations specifications issued to the airline by the FAA, authorizes the airline to operate at specific airports using aircraft approved by the FAA. As of the date of this prospectus, Azul Linhas has FAA operations specifications approved as Part 129 to use Airbus A330-200 in scheduled flights to the U.S. We have also obtained the necessary FAA authorization to fly to Fort Lauderdale and Orlando. We hold all necessary operating and airworthiness authorizations, certificates and licenses and are operating in compliance with applicable DOT, FAA and applicable international regulations, interpretations and policies.

Customs and Border Protection

Our service to the U.S. is also subject to U.S. Customs and Border Protection, or CBP (a law enforcement agency that is part of the U.S. Department of Homeland Security), immigration and agriculture requirements and the requirements of equivalent foreign governmental agencies. Like other airlines flying international routes, from time to time we may be subject to civil fines and penalties imposed by CBP if un-manifested or illegal cargo, such as illegal narcotics, is found on our aircraft. These fines and penalties, which in the case of narcotics are based upon the retail value of the seizure, may be substantial. We have implemented a comprehensive security program at our airports to reduce the risk of illegal cargo being placed on our aircraft, and we seek to cooperate actively with CBP and other U.S. and foreign law enforcement agencies in investigating incidents or attempts to introduce illegal cargo.

Security Regulation

The TSA was created in 2001 with the responsibility and authority to oversee the implementation, and ensure the adequacy, of security measures at airports and other transportation facilities in the United States. Since the creation of the TSA, airport security has seen significant changes including enhancement of flight deck security, the deployment of federal air marshals onboard flights, increased airport perimeter access security, increased airline crew security training, enhanced security screening of passengers, baggage, cargo and employees, training of security screening personnel, increased passenger data to CBP and background checks. Funding for passenger security is provided in part by a per enplanement ticket tax (passenger security fee) of US$2.50 per passenger flight segment, subject to a US$5 per one-way trip cap. The TSA was granted authority to impose additional fees on air carriers if necessary to cover additional federal aviation security costs. Pursuant to its authority, the TSA may revise the way it assesses this fee, which could result in increased costs for passengers and/or us. We cannot forecast what additional security and safety requirements may be imposed in the future in the United States or in the EU, or the costs or revenue impact that would be associated with complying with such requirements. The TSA also assess an Aviation Security Infrastructure Fee on each airline.

INDUSTRY

Overview

Despite the recent Brazilian economic recession, we believe Brazil remains one of the strongest emerging economies in the world. Marked improvements in Brazil’s economic prosperity from 2004 to 2014 have led to growth in the Brazilian middle class. According to Brazilian federal government studies, between 2003 and 2013, approximately 45 million people entered the middle class and an additional 13 million people entered the upper income classes. According to information provided by the World Bank, from 2002 to 2015, Brazilian nominal GDP / capita in U.S. dollar terms increased from approximately $2,820 to approximately $8,757, and is projected to reach approximately $14,681 by 2031 according to the Economist Intelligence Unit. Brazil was named the seventh largest national economy in the world on a purchasing power parity basis by the World Bank in 2015. We believe the past growth in the Brazilian economy has driven higher demand for air transport, both for leisure and business travel.

In Brazil, air transportation has historically been affordable strictly for the country’s higher income segment, resulting in a comparatively low level of air travel. We believe that air transportation in Brazil will increase significantly as it offers a viable, convenient and affordable alternative to other modes of transport, especially bus and car. Long-distance travel alternatives in Brazil are limited, given that there is no interstate rail system and road infrastructure is poor, especially in more sparsely populated regions. Even though Brazil boasts one of the largest rail networks by length, the Brazilian rail network generally lacks passenger transportation, making interstate bus service the most viable alternative to air travel. We believe that, compared with other regions, long-distance bus travel in Brazil is more expensive, significantly more inconvenient given poor infrastructure quality, and less safe. Furthermore, Brazil’s relatively high prices of automobiles, automotive fuel and tolls make driving a less cost-efficient mode of transport when compared to other regions. According to our estimates, a trip by bus from Campinas to Salvador would take 15 times as long (30 hours) and cost approximately 15% more than a one-way air ticket purchased four weeks in advance for the same route. Despite the significant growth in air travel in Brazil over the last decades, we believe that there is still significant upside potential for bus passengers to switch to low-fare air transport.

Air travel per capita still remains relatively low in Brazil despite significant growth in the aviation market. In 2015, flights per capita in Brazil totaled 0.5 compared to 2.2 in the U.S. From 2005 to 2016, the number of passengers in the domestic market increased by 130%. In 2016, passenger growth in the domestic market was affected by the Brazilian economic recession, resulting in a negative growth of 7.8%. Brazil, which is geographically similar in size to the continental United States, is the fourth largest market for domestic passengers, and is expected to reach 122.4 million domestic passengers in 2017, an increase of 32 million passengers from 88.7 million in 2016, according to IATA. According to ANAC, there were 88.7 million domestic enplanements and 20.9 million international enplanements in Brazilian airports in 2016, for a total population of approximately 206 million, according to the IBGE. In contrast, according to the U.S. Department of Transportation, the United States had approximately 719.0 million domestic enplanements and approximately 213.0 million international enplanements in 2016, out of a total population of approximately 323 million, based on the most recent U.S. Census.

The recent growth in the Brazilian middle class led to significantly increased demand for international air travel by Brazilians. As air transportation has become more affordable, Brazilians are allocating a larger portion of their disposable income to international travel. The number of domestic revenue enplanements in Brazil has grown from 47.4 million in 2007 to 88.7 million in 2016. In terms of domestic revenue passenger kilometers, the industry’s passenger traffic has grown from 45.7 billion RPKs in 2007 to 89.0 billion RPKs in 2016. Available domestic capacity in this same period grew from 64.6 billion ASKs in 2007 to 111.2 billion ASKs in 2016. Domestic industry load factors, calculated as RPKs divided by ASKs, ended 2016 at 80.0%. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	For the six months ended June 30,	At December 31,
	2017	2016	2015	2014	2013	2012
	(in millions, except percentages)
Available seat kilometers	54,901	111,236	118,220	117,053	115,907	119,338
Available seat kilometers—growth	(0.6)%	(6.0)%	1.0%	1.0%	(2.9)%	2.8%
Revenue passenger kilometers	44,025	89,012	94,372	93,333	88,244	87,047
Revenue passenger kilometers—growth	0.7%	(5.7)%	1.1%	5.8%	1.4%	6.9%
Load factor	80.2%	80.0%	79.8%	79.7%	76.1%	72.9%

Source: ANAC, Advanced Comparative Data (Dados Comparativos Avançados).

In the latest Global Competitiveness Report (2015-2016), Brazil ranked 113 out of 144 countries in terms of “Airport Infrastructure”, evidencing the need for substantial additional airport infrastructure investments in the country. In recognition of significant opportunities to improve the quality of this infrastructure, the Brazilian government is carrying out a comprehensive plan of airport privatizations. In August 2011, the Brazilian government privatized Natal airport, which is now operated by a private consortium. In February 2012, the Brazilian government auctioned concessions for Guarulhos, Brasília and Viracopos international airports, which are being operated by three separate consortia for periods of 20 to 30 years. In November 2013, the Brazilian government also auctioned concessions for Galeão international airport, in Rio de Janeiro, and Confins international airport, in Minas Gerais, which are being operated by two separate consortia for periods of 25 and 30 years, respectively. In 2015, the Brazilian government unveiled its plans for concessions at an additional four airports: Porto Alegre, Fortaleza, Salvador and Florianópolis. Other airports are also expected to be privatized or subject to concessions in the near future. See “Regulation—Airport Infrastructure.”

There has also been a recent change with respect to regulations applicable to labour in the aviation industry. On August 28, 2017, Brazil published a new law regulating the profession of aeronautas (pilots or person that work with air navigation) in the Official Gazette of Brazil. The new law (No. 13,465/2017) revokes the prior law (No. 7,183/1984) and governs certain labour practices, including the minimum amounts of monthly leave from work, limitations on the number of daily and annual working hours and hours of flight, and the publication of work scales. The new law also provides that its operating limits may be reviewed on the basis of the Sistema de Gerenciamento de Fadiga (Fatigue Management System), which is to be regulated by ANAC, and its implementation will be monitored by the labor union. The new law will become effective ninety (90) days after its publication, but the limits on working hours and hours of flight shall only change after thirty (30) months.

Market Environment

Airlines in Brazil compete primarily on the basis of routes, fare levels, frequency of flights, capacity, airport operating rights and presence, service reliability, brand recognition, loyalty programs and customer service.

Our main competitors in Brazil are Gol and LATAM, which are a full-service scheduled carriers offering flights on domestic and international routes. Since 2011, the airline industry in Brazil has witnessed significant consolidation. In 2012, Lan Airlines S.A. completed the acquisition of TAM S.A. and its subsidiary TAM Linhas Aéreas S.A. to form LATAM. In 2011, Gol acquired Webjet, and in 2012 we acquired TRIP, consolidating the low-cost segment and capitalizing on financial and operational synergies from the combination. We also face domestic competition from other domestic scheduled carriers, regional airlines and charter airlines, which mainly have regional networks.

Air travel in Brazil has been historically concentrated in a limited number of large hubs located in the largest Brazilian cities. According to ANAC, the ten busiest routes accounted for over 21.4% of all domestic air passengers in 2015, while the ten busiest airports accounted for 62.5% of all passenger traffic through Brazilian airports in terms of arrivals and departures in 2015. Given this concentration of demand for air travel, most Brazilian airlines have focused on serving particular high traffic markets and, we believe, have deliberately reduced network coverage of less busy route pairs and markets. This reduction in service and focus on principal markets has created an opportunity to provide convenient air transport connectivity to underserved markets in Brazil. Furthermore, we believe that historically underserved markets, generally located in less densely-populated areas of the country, cannot be profitably served by larger gauge Boeing 737 and next-generation Airbus A320 family aircraft, which make up the principal fleets of our largest competitors, and are better served by smaller, lower trip cost Embraer E-Jets and ATR aircraft that we operate.

As the growth in the Brazilian airline sector evolves, we may face increased competition from our primary competitors and charter airlines as well as new entrants into the market who reduce their fares to attract new passengers in some of our markets.

The table below shows the historical market shares on domestic routes, based on revenue passenger kilometers, of the main airlines in Brazil for each of the periods indicated:

	For the six months ended June 30,	At December 31,
Domestic Market Share – RPK	2017	2016	2015	2014	2013	2012
GOL	35.9%	36.0%	35.9%	36.1%	35.4%	38.7%
LATAM	32.3%	34.7%	36.7%	38.1%	39.9%	40.8%
Azul(1)	18.4%	17.1%	17.0%	16.6%	13.2%	14.5%
Others	13.3%	12.2%	10.4%	9.1%	11.6%	6.0%

Source: ANAC

(1)	TRIP’s results of operations were consolidated into our financial statements commencing November 30, 2012. Our December 31, 2012 financial and operating information include TRIP’s results of operations.

The table below shows the number of destinations served on domestic routes of the main airlines in Brazil as of the dates indicated:

	At June 30,	At December 31,
Number of Domestic Destinations Served	2017	2016	2015	2014	2013	2012
Azul(1)	96	96	97	101	102	99
GOL(2)	52	52	56	55	51	51
LATAM	44	44	47	44	48	48

Source: Innovata

(1)	The data presented at December 31, 2012 for Azul includes domestic destinations served by TRIP as well as two airports that were temporarily closed in December 2012.
(2)	On October 3, 2011, Gol acquired Webjet. The results were consolidated into Gol’s financial statements commencing November 3, 2011.

Domestically, we also face competition from ground transportation alternatives, primarily interstate bus companies. Given the absence of interstate passenger rail services in Brazil, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of Brazil’s population. We believe that our low-cost business model has given us flexibility to set our fares to stimulate demand for air travel for passengers who, in the past, have traveled long distances primarily by bus. In particular, the highly competitive fares we have offered for travel on our night flights, which have often been comparable to, or in some routes more economical than, bus fares for the same destinations, as well as promotional fares for selected flights during certain other time periods or when purchased in advance, provide direct competition with interstate bus companies on these routes.

BUSINESS

Overview

We are the largest airline in Brazil in terms of departures and cities served, with 739 daily departures serving 102 destinations, creating an unparalleled network of 202 non-stop routes as of June 30, 2017. As the sole airline on 72% of our routes, we are the leading airline in 67 Brazilian cities in terms of departures and carried approximately 11 million passengers in the first six months ended June 30, 2017. We are a low-cost carrier and have generated a PRASK premium of at least 34% relative to our main competitor since our first year of operations. We derive this PRASK premium from our network, optimized fleet, operating efficiencies and high quality product offering. Complementing our extensive domestic network, we fly to select international destinations, including Fort Lauderdale, Orlando, and Lisbon. We wholly own our loyalty program TudoAzul, a strategic revenue-generating asset, which had approximately 7.6 million members as of June 30, 2017.

Azul was founded in 2008 by entrepreneur David Neeleman, founder of JetBlue, as his fourth successful airline venture, to capture the market opportunities created by the expansion of the Brazilian aviation market. David Neeleman is our controlling shareholder as well as Chairman. Mr. Neeleman also serves as Chief Executive Officer of our only operating subsidiary – Azul Linhas Aéreas Brasileiras S.A., or Azul Linhas. In addition, we have a diverse group of key strategic shareholders, such as United and Hainan (a subsidiary of the HNA Group, a Fortune Global 500 conglomerate and the largest private airline operator in China).

Brazil is geographically similar in size to the continental United States and is currently the fourth largest market for domestic airline passengers in the world. Since 2008, the number of domestic airline passengers carried in Brazil has increased by more than 90% to 96 million in 2015, according to ANAC. Brazil’s air travel market continues to be significantly underpenetrated and is expected to increase to 131 million domestic passengers by 2021, according to ABEAR.

We have the most extensive route network in Brazil, serving 96 domestic destinations, about twice as many as our main competitors Gol and LATAM, which served 52 and 44 destinations, respectively, as of June 30, 2017. We are the only provider of scheduled service to 37 of our domestic destinations and hold the leading position in seven out of the ten largest domestic airports in which we operate in terms of departures. Through our network, we connect travelers to destinations exclusively served by us from our three hubs, which cater to the São Paulo, Belo Horizonte and Recife markets, among the largest metropolitan areas in the country. Notably, we are the leading airline at Viracopos airport, one of the São Paulo area’s principal airports and the largest domestic hub in South America in terms of non-stop destinations served, with a 97% share of its 139 daily domestic departures as of June 30, 2017.

We operate a young, fuel-efficient fleet that we believe is better tailored for the Brazilian market than those of our main competitors as it allows us to serve cities with different demographics, ranging from large capitals to smaller cities. Our operating fleet of 123 aircraft as of June 30, 2017, comprised of 70 Embraer E-Jets, 40 ATR aircraft, eight next-generation Airbus A320neos, and five Airbus A330s. Our fleet has an average age of 5.2 years, which is significantly younger than that of our main competitors. In December 2016, we began operating fuel-efficient, next-generation Airbus A320neos on longer, high demand domestic segments. We believe that our diversified fleet is optimized to efficiently match capacity to demand. This enables us to offer superior connectivity as well as more convenient and frequent non-stop service to more airports than our main competitors, which exclusively operate larger aircraft.

A key driver of our profitability is our management team’s extensive experience in implementing a disciplined, low-cost operating model. Our optimized fleet yields lower trip costs than our main competitor. In the first six months ended June 30, 2017, our average trip cost was R$24,897, which was 34% lower than that of Gol. With the introduction of the next-generation Airbus A320neos to our fleet, we expect to maintain our market-leading low trip cost advantage. In addition, our FTEs per aircraft were the lowest in Brazil at 87 compared to 145 for Gol as of June 30, 2017. Over the past three years we had one of the best on-time performance records among Brazilian carriers, and were recognized by OAG as “South America’s Most On-time Airline” in 2017 and “Most On-Time Low Cost Carrier in the World” and “Third Most On-Time Airline in the World” in 2015.

We have built a strong brand by offering what we believe is a superior travel experience, based on a culture of customer service provided by a highly-motivated and well-trained team of crewmembers. Our service features include passenger seat selection, leather seats, individual entertainment screens with free live television at every seat in all our jets, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack services, and free bus service to key airports we serve. As a result of our strong focus on customer service, according to surveys we have conducted, 90% of our customers would recommend or strongly recommend Azul to a friend or relative as of June 30, 2017. In 2017 we were named “The World’s Third Best Airline” by TripAdvisor Travelers’ Choice as well as “Best Low Cost Carrier in South America” for the seventh consecutive year and “Best Staff in South America” for the second consecutive year by Skytrax.

We continue to invest in and expand our loyalty program, TudoAzul, which had approximately 7.6 million members and 83 program partners as of June 30, 2017. TudoAzul has been the fastest growing loyalty program in terms of members in Brazil for the past three years compared to Smiles and Multiplus, the loyalty programs of Gol and LATAM, respectively, and was elected “Best Loyalty Program in Brazil” in 2016 by a survey of 25,000 readers of Melhores Destinos, the largest web portal of airline fare promotions and loyalty programs in Brazil. Given our network strength, the expected growth of passenger air travel, credit card penetration and usage and customer loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us. Unlike our main competitors, we own 100% of our loyalty program and benefit from all of TudoAzul’s cash flows. Since mid-2015, we have managed TudoAzul through a dedicated team and we are constantly evaluating opportunities to unlock value from this strategic asset.

We generate a PRASK premium from our unparalleled network, optimized fleet, operating efficiencies and high quality product offering, which resulted in revenues of R$3.6 billion in the first half of 2017. In addition to our PRASK premium, we remain focused on our disciplined low-cost operating model as evidenced by having the lowest number of FTEs per aircraft and trip cost advantage compared to our main competitor as of June 30, 2017.

Despite the contraction of the Brazilian economy, which started in 2014 and deepened in 2015 into the first half of 2016, we began to see a recovery during the second half of 2016, and recorded operating income of R$166.0 million for the three months ended September 30, 2016 and operating income of R$170.0 million for the three months ended December 31, 2016, representing an operating margin of 9.6% and 9.3%, respectively. In the first six months ended June 30, 2017, the Brazilian economny was relatively stable and we recorded a net income of R$21.4 million and an operating income of R$310.1 million, representing an operating margin of 8.6%, compared to a net loss of R$187.0 million and an operating income of R$8,3 million, representing an operating margin of 0.3% in the same period in 2016.

As a measure of our equity valuation, our Adjusted EBITDAR margin reached 28.9% in the first six months ended June 30, 2017, which we believe is one of the highest among publicly traded airlines in Latin America over the past three years. Adjusted EBITDAR should not be considered as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense. In addition, Adjusted EBITDAR should not be considered in isolation or as an alternative to net income. For a reconciliation of our Adjusted EBITDAR to net income (loss), see “Summary Financial and Operating Data”.

On April 19, 2017, we concluded our initial public offering of 96,239,837 preferred shares (including in the form of ADRs), which consisted of both an international offering and a Brazilian offering. Our initial public offering resulted in gross proceeds in the aggregate of approximately US$629 million, including proceeds to us and specified selling shareholders.

Our History

We were founded on January 3, 2008 by entrepreneur David Neeleman and began operations on December 15, 2008. Backed by Mr. Neeleman and other strategic shareholders such as United and Hainan, we have benefitted from our partnerships and have invested in a robust and scalable operating platform. We have a management team that effectively combines local market expertise with diversified international experience and knowledge of best practices from the United States, the largest aviation market in the world.

Our start-up capital of R$400.7 million enabled us to invest up-front in a scalable operating platform and efficient young fleet. After less than six months of operations, we became Brazil’s third largest airline in terms of domestic market share in May 2009, according to ANAC. By December 31, 2011, we had a fleet of 45 aircraft serving more than 40 destinations throughout Brazil. Our operating fleet has grown from three Embraer E-Jets in December 2008 to a total of 123 aircraft, consisting of 70 Embraer E-Jets, 40 ATR aircraft, eight next-generation Airbus A320neos, and five Airbus A330s as of June 30, 2017.

In August 2012, we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. TRIP’s revenue for January 2012 through November 2012 was R$1.4 billion. We have consolidated TRIP’s results of operations into our financial statements since November 30, 2012, after receiving approval for the TRIP acquisition from ANAC. CADE approved the TRIP acquisition in March 2013. No other approvals were required in connection with the TRIP acquisition. The fleet similarity between the two airlines allowed us to integrate all of TRIP’s activities by June 2014.

The TRIP acquisition substantially increased our network connectivity, enabling us to serve 100 destinations upon completion of the acquisition and to become the leading carrier in terms of departures in 66 cities as of December 31, 2016 as well as to consolidate our position as a leader in Brazil’s fast-growing regional aviation market. As of June 30, 2017, we had the largest airline network in Brazil in terms of departures and cities served, with 739 daily departures spanning 102 destinations – an unparalleled network of 202 non-stop routes. In addition, through the TRIP acquisition, we became the leading carrier in Belo Horizonte, Brazil’s third largest metropolitan area, according to IBGE, and gained strategic landing rights at Guarulhos airport in São Paulo and Santos Dumont airport in Rio de Janeiro, complementing our main hub at Viracopos airport in São Paulo.

Leveraging the strength of the network we built over the previous years, in December 2014 we started operating international flights to Fort Lauderdale and Orlando with Airbus A330 aircraft, benefiting millions of passengers that connected throughout our network and that did not have a convenient option to travel internationally.

As part of our plans to expand globally, we have also established code-share agreements with United and TAP giving our passengers the ability to connect to more than 130 destinations worldwide, in addition to the 101 destinations we currently serve. In 2017, we intend to establish a code-share agreement with Hainan, which would enable us to provide our customers with options to travel between Brazil and China. For more information, see “—Strategic Partnerships, Alliances and Commercial Agreements.”

As part of our strategic partnership with TAP, in June 2016, we launched a non-stop flight between Viracopos airport in São Paulo and Lisbon, Portugal, the main hub of TAP, which connects 68 destinations, most of which are in Europe. For more information on this strategic partnership, see “—Strategic Partnerships, Alliances and Commercial Agreements—TAP.”

Organizational Structure

We operate as a holding company and own 100% of our two principal subsidiaries: (i) Azul Linhas Aéreas Brasileiras S.A., or Azul Linhas, (ii) Canela Investments LLC, or Canela Investments, and (iii) TudoAzul S.A. The following organizational chart sets forth, in summary form, our material direct or indirect subsidiaries as of the date of this prospectus:

Azul Linhas is our original operating subsidiary through which we operate all of our flight activities. Azul Linhas wholly owns Azul Finance LLC and Azul Finance 2 LLC, subsidiaries incorporated in Delaware for the purpose of acquiring next-generation Airbus A320neos from Airbus and E-Jets from Embraer. Azul Linhas also wholly owns Azul SOL LLC, a subsidiary incorporated in Delaware, through which Azul Linhas holds the option to purchase six E-Jets under an operating lease structure, and Blue Sabia LLC, a wholly-owned subsidiary incorporated in Delaware, which leases certain aircraft to Portugalia – Companhia Portuguesa de Transportes Aéreos, S.A., a subsidiary of TAP. In addition, Azul Linhas wholly owns ATS Viagens e Turismo Ltda., a subsidiary organized in Brazil, which sells travel packages offered by our Azul Viagens business unit.

We also created an indirect subsidiary, Encenta S.A., or Azul Uruguay. Azul Uruguay, a sociedad anónima incorporated in Uruguay, which is held by Azul Linhas indirectly through a holding company also incorporated in Uruguay, Daraland S.A. Azul Uruguay will be a local airline company that will operate flights to and from Uruguay, acting as an Uruguayan flag carrier and staffed by local Uruguayan employees. On August 15, 2017, Uruguay’s Civil Aviation Authority (DINACIA) authorized route frequency rights to Azul Uruguay. Through Azul Uruguay, we expect to begin operating flights between Uruguay and Argentina during the second half of 2017.

Canela Investments, a limited liability company incorporated in Delaware, is the parent company of our aircraft operating companies that finance aircraft in U.S. dollars.

We either acquire aircraft using financing obtained in the United States in U.S. dollars, or in Brazil, in reais, or lease them from third parties. Each aircraft that we purchase through financing in U.S. dollars is owned by a separate subsidiary of Canela Investments. Each subsidiary of Canela Investments owns one such aircraft and leases it to Azul Linhas, whereas aircraft that we purchase through financing in reais are held directly by Azul Linhas. Aircraft that we lease from third parties under operating leases are owned by our relevant counterparty and leased to Azul Linhas.

As of June 30, 2017, our contractual fleet, which is the fleet that we contractually own or lease, totaled 140 aircraft, consisting of: (i) 13 aircraft owned by subsidiaries of Canela Investments, (ii) 24 aircraft owned directly by Azul Linhas, and (iii) 103 aircraft leased from third parties. As part of our fleet optimization efforts, in 2016, we leveraged our strategic partnerships by subleasing 15 and 14 aircraft to TAP in 2016 and 2017, respectively, and redelivering two aircraft that the lessor subsequently leased to TAP, see “—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As a result, as of December 31, 2016, our operating fleet, which is the fleet we operate, totaled 123 aircraft, consisting of 74 Embraer E-Jets, 39 ATR aircraft, eight next-generation Airbus A320neos and five Airbus A330s. As of June 30, 2017, our operating fleet totlaed 123 aircraft, consisting of 70 Embraer E-Jets, 40 ATR aircraft, eight next-generation Airbus A320neos and five Airbus A330s.

Products and Services

Our principal product is the scheduled air transportation of customers, which generates passenger ticket and non-ticket revenue. In addition, we generate revenue through our wholly-owned TudoAzul loyalty program, our cargo transportation operations, and our travel and tourism operations.

Scheduled Air Transportation

We target business travelers by offering convenient and frequent service to numerous destinations, 37 of which we served exclusively as of June 30, 2017. We also target leisure travelers with our extensive route network and our segmented pricing model, offering low fares for advance purchases. In connection with our scheduled air transportation services, we generate passenger ticket revenue and other revenue, such as passenger related ancillary revenue, cargo revenue through our Azul Cargo business, and the sale of travel packages, through our Azul Viagens business.

Passenger Revenue

We believe our extensive network and our range of product offerings allow us to attract high-yield business travelers, who we believe make up the largest component of our ticket revenue and customers. According to ABRACORP, we held a 29% share in terms of Brazilian business-focused travel agency revenue and our average business-focused travel agency ticket price was 13% higher than those of Gol and LATAM in the six months ended June 30, 2017. By comparison, we held a disproportionately smaller market share in terms of total domestic passengers transported, as measured by RPKs at 18%, during the same period, according to ANAC, which demonstrates our competitive strength in the corporate market segment. We attribute this to our network connectivity, which provides business passengers with several connection options allowing them to more easily and conveniently reach their destinations, as well as to the fact that we are the only player in certain markets that are attractive to business travelers. Leisure travelers, by contrast, are typically more price sensitive than business travelers, but tend to be more flexible regarding flight schedules.

Passenger revenue also includes revenue derived from the sale of TudoAzul points to third parties. For more information, see “—TudoAzul Loyalty Program.”

In the six months ended June 30, 2017, passenger revenue was R$3,084.8 million, representing 85.8% of our operating revenue. Passenger revenue was R$5,786.8 million in 2016, R$5,575.3 million in 2015 and R$5,129.6 million in 2014, representing 86.8%, 89.1% and 88.4% of our total operating revenue, respectively.

Other Revenue

In addition to generating passenger revenue derived from the sale of tickets and TudoAzul points, we generate other revenue including ancillary revenue and revenue from our cargo transportation and travel and tourism operations. We generate ancillary revenue by charging fees for certain services, such as cancellation fees, change fees, no-show fees, call center booking fees, online booking fees and by selling travel insurance. On April 29, 2017, a new resolution was passed by ANAC allowing airlines to charge for checked baggage. We started charging for bags on June 1, 2017 and believe this will be an important source of ancillary revenue going forward. We also offer upgrades to our premium “Espaço Azul” seats that feature additional legroom in our domestic flights and to our “Economy Xtra,” “SkySofas” and business class seats available on our international flights serviced with Airbus A330 aircraft. Our “Economy Xtra” cabin has an additional three inches of legroom in a 2-4-2 configuration and our “SkySofas” are an innovative feature consisting of up to five rows of four economy seats with a footrest that can be raised to create a flat, sofa like, flexible space for families to sleep together more comfortably.

We also leverage our extensive route network and our strategic location at Viracopos airport, the second largest cargo airport in Brazil, according to ANAC, by offering cargo services. Our frequent point-to-point service, high reliability and on-time performance provide a significant value proposition for our cargo services. Our strategy of using spare capacity in our aircraft to carry express cargo and smaller packages further increases our efficiency. We expect our cargo business to expand as a result of our international expansion and the introduction of next-generation Airbus A320neos to our fleet, which have larger cargo capacity. We offer cargo transportation services to over 3,000 locations and we have 168 cargo stores across Brazil that offer our cargo transportation services. We transport cargo by air and hire independent third parties to transport and deliver cargo to its final destination by ground transportation. While we are liable to our customers for proper cargo delivery, our agreements with such independent third parties provide for our right of recourse against them if any casualties occur during the ground transportation.

Through our travel and tourism operations, Azul Viagens, we offer travel services, which combine airfare, ground transportation and lodging options. The travel packages we offer are either pre-built or flexible and customized and can be purchased through our website or, as of June 30, 2017, at one of the 1,996 travel agencies that offer our travel products or at one of our 34 free-standing stores.

In the six months ended June 30, 2017 and 2016, other revenue was R$512.3 million and R$396.4 million, representing 14.2% and 12.7% of our total operating revenue, respectively. Other revenue was R$883.1 million in 2016, R$682.5 million in 2015 and R$673.4 million in 2014, representing 13.2%, 10.9% and 11.6% of our total operating revenue, respectively.

Route Network

We offer flights to every region in Brazil and to select international destinations. The map below shows the destinations and routes we served as of June 30, 2017.

As of June 30, 2017, we served 102 destinations, including 96 cities across every region in Brazil, the largest number of destinations offered by a Brazilian airline and our flights represented approximately one third of the total domestic departures in the country. From June 2016 to July 2017, we added 11 new destinations to our network. Our main hub is in Campinas at Viracopos airport, located in the state of São Paulo, approximately 100 kilometers (62 miles) from the city of São Paulo. From Viracopos airport, we provided non-stop service to 52 Brazilian cities accounting for 97% of 139 daily domestic departures from Viracopos airport, as of June 30, 2017. According to Aeroportos Brasil, only 4% of Viracopos passengers reside in the city of São Paulo. In April 2016, we transferred all of our operations at Viracopos airport to a new terminal, which is six times larger than the prior terminal and has a capacity of 25 million passengers per year, thus giving us significant space to expand our operations and serve Campinas’ catchment area.

Our second largest hub is located at Belo Horizonte’s main airport, where we served 37 destinations and had a 61% share of that airport’s 132 daily departures as of June 30, 2017. This hub serves Belo Horizonte, which is the capital city of Minas Gerais, the third wealthiest state in Brazil, according to IBGE.

We also recently built a regional hub in Recife, which serves 22 non-stop destinations, including a non-stop international flight to Orlando. We had a 49% share of Recife’s airport’s 81 daily departures as of June 30, 2017. Recife is one of the largest cities in the Northeast of Brazil and this regional hub allows us to increase flight connectivity within this region and internationally, making it our closest hub for direct flights to both Europe and the United States.

Our diversified network allows us to connect not only our main hubs but also strategic airports throughout Brazil located in, among other places, São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá, Belém and Manaus.

Domestic Routes

The chart below shows the number of non-stop domestic destinations offered by us and by our competitors at select airports as of June 30, 2017:

Non-stop Domestic Destinations by Airport (June 30, 2017)

Source: Innovata.

The table below shows our top ten cities served by average number of departures per day and the estimated population within 100 kilometers as of June 30, 2017.

	As of June 30, 2017
Airport	Azul Average Number of Departures per Day	Estimated Population	Azul Leadership Position (departures)
Campinas	134	25,816,805	1
Belo Horizonte (Confins)	80	5,952,690	1
Curitiba	36	4,305,451	1
Rio de Janeiro (Santos Dumont)	41	13,353,343	2
Porto Alegre	33	5,387,451	1
Recife	39	5,527,372	1
São Paulo (Guarulhos)	27	25,804,776	4
Cuiabá	28	921,848	1
Belém	13	2,947,117	2
Goiânia	18	2,888,169	1

Source: Innovata and Azul (Based on IBGE data)

Our focus on providing a large route network with convenient service has enabled us to become the market leader in 67 cities and 88% of our routes in terms of departures, being the only operating airline in 37 cities and 72% of our routes as of June 30, 2017. By comparison, as of June 30, 2017, Gol and LATAM were leading carriers in 16 and 5 cities in Brazil, respectively. In addition, the routes in which we hold a leadership position represent approximately 86% of our total ASKs and 87% of our total passenger revenue.

The chart below shows the amount of cities we serve and the number of cities in which we are a market leader in terms of departures by cities served in comparison with Gol and LATAM, as of June 30, 2017:

Source: Innovata

*	Considers leadership in terms of number of departures

The map below shows the domestic cities in which we are a market leader in terms of departures in comparison with Gol and LATAM, as of June 30, 2017:

Our extensive network coverage allows us to offer more itineraries and connections than our competitors, which serve a significantly lower number of destinations. For instance, on the route from Ribeirão Preto to Campinas, approximately 93% of the passengers connect in Campinas to over 50 destinations served by Azul, including 11 destinations where we are the only carrier. Similarly, on flights from Cuiabá (one of our focus-cities, which connects to 18 destinations in Brazil) to Viracopos, approximately 89% of the passengers are connecting passengers heading to more than 50 destinations, including six destinations served only by us.

We believe our optimized fleet is uniquely tailored to the Brazilian market and to our growth strategy, allowing us to serve cities with different demographics ranging from large capitals to smaller cities throughout Brazil. For more information on our fleet, see “—Fleet.” As a result, we believe we effectively match capacity to demand by offering more convenient and frequent non-stop service than Gol and LATAM, which exclusively fly larger aircraft within Brazil, and we believe are limited to serving only a subset of cities profitably due to infrastructure impediments that do not affect certain of our aircraft. We believe we are effective in adjusting our capacity to meet demand by timing aircraft deliveries and maintenance schedules accordingly. We intend to continue to grow sustainably and profitably by further adding new domestic and international destinations, interconnecting the cities that we already serve and increasing frequency in existing markets.

International Routes

Our international expansion strategy is based on connecting our strong presence in various cities in Brazil with our current long-haul international destinations of Fort Lauderdale, Orlando, Lisbon and select destinations in South America. For the year ended December 31, 2016, our international revenue represented 10.2% of our total revenue, as compared to 6.8% for the year ended December 31, 2015. We believe our main hub in Campinas, which offers non-stop flights to 52 destinations and is the largest domestic hub in South America in terms of destinations served is uniquely suited to serve our international routes due to our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. Once in Campinas, our international passengers are able to take advantage of our full domestic route structure to connect to every region in Brazil. To enhance our connectivity outside of Brazil, we have entered into code-share and frequent flyer reciprocity agreements with United and TAP, as well as 27 interline and code-share agreements with several other international carriers. In 2017, we intend to enter into a code-share agreement with Hainan. For more information on our code-share arrangements and strategic partnerships, see “—Strategic Partnerships, Alliances and Commercial Agreements.”

From Campinas, we started serving Fort Lauderdale and Orlando in December 2014, and Lisbon in June 2016. Fort Lauderdale and Orlando are two popular vacation destinations among Brazilian tourists due to the various local attractions nearby, thus allowing us to stimulate new demand for our Azul Viagens business. In addition, we believe we are able to stimulate demand from Campinas’ catchment area. For example, our flights to South and Central Florida are a more convenient option for business travelers located in the greater Campinas area, where Viracopos airport is located, who previously had to drive to Guarulhos airport, located more than 120 kilometers from Campinas. In December 2016, we launched a non-stop flight between Recife and Orlando, offering our customers in the Northeast region of Brazil with convenient access to Florida. We also expect to start flying from Belém to Fort Lauderdale and from Belo Horizonte to Orlando in December 2017.

In March 2016, we established a strategic partnership with TAP, further supporting our plans to expand globally. For more information regarding our investment in TAP, see “—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As a result of this strategic partnership, in June 2016, we successfully launched a non-stop code-share flight between our and TAP’s main hubs, Campinas and Lisbon, respectively. As of June 30, 2017, TAP served 68 destinations, including 10 destinations in Brazil, and therefore was the number one European carrier serving Brazil in terms of number of seats and flights. Our flight to Lisbon enhances our passenger connectivity between Brazil and Europe and allows our business and leisure passengers to take advantage of TAP’s network to access key destinations in Europe. Furthermore, we expect to continue taking advantage of our network connectivity by adding select destinations in South America to be served by our narrow-body aircraft. From Porto Alegre, we currently offer flights to Montevideo and Punta del Este in Uruguay, and from Belém, we currently offer flights to Cayenne, French Guiana, all served by our ATR aircraft. In March 2017, we began service from Belo Horizonte to Buenos Aires, Argentina.

Customer Service

We believe that a high quality product and exceptional service significantly enhance customer loyalty and brand recognition through word-of-mouth, as satisfied customers communicate their positive experience to others. Based on this principle, we have built a strong Azul company culture focused on customer service that serves as the foundation of a differentiated travel experience. According to surveys we have conducted, as of June 30, 2017, 90% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use the NPS mentioned to measure customer satisfaction and in 2016, our score totaled 64%, which is in line with the score of leading global brands such as iPhone.

Crewmembers

Our crewmembers are specifically trained to implement our values in their interactions with our customers, particularly through being service-oriented and taking individual initiatives, focusing on providing customers with a travel experience that we believe is unique among Brazilian airlines. We strive to instill our “customer comes first” and “can do” approach in all our crewmembers, which is reflective of how we manage our business.

Product Features

We endeavor to provide our passengers with a differentiated travel experience focused on convenience and comfort. To serve this goal, we offer customers the following features:

•	a fleet younger than those of our main competitors, Gol and LATAM;

•	passenger seat selection;

•	leather seats;

•	individual entertainment screens with free live television at every seat in all our jets;

•	extensive legroom with a pitch of 30 inches or more;

•	complimentary beverage and snack service on domestic flights;

•	free bus service to certain key airports we serve (including between the city of São Paulo and Viracopos airport); and

•	four-seat “SkySofas”, offering full-length beds in certain economy class cabins.

As of December 31, 2016, our bus shuttle service between São Paulo and Viracopos airport had 135 departures per day across five different bus lines, transporting an average of over 62,000 customers monthly and featuring pre-boarding check-in services at most departure points. Our shuttle service is complimentary, and we believe that the associated cost is justified by increased customer satisfaction and passenger demand.

On-Time Performance

Our commitment to operating an on-time airline with a high-quality customer experience, which we believe is unique among Brazilian airlines, has resulted in us having the best on-time performance among low-cost carriers in the world in 2016 and the third best on-time performance among all airlines in the world in 2015, according to OAG.

The following table sets forth certain performance-related customer service measures for the periods indicated:

	As of June 30,	For the year ended December 31,
	2017	2016	2015	2014
On-Time Performance(1)	85.1%	88.9%	91.0%	89.7%
Completion Rate(2)	98.8%	98.9%	98.9%	98.7%
Mishandled Bag Rates(3)	1.8	1.8	1.9	1.8

Source: OAG and Azul

(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Number of bags mishandled per 1,000 passengers.

Strategic Partnerships, Alliances and Commercial Agreements

General

As part of our plans to expand globally, we have established strategic partnerships that allow us to improve our overall network, expand our international connectivity, offer more attractive benefits to our TudoAzul customers, enhance our brand and build customer loyalty and revenue. These strategic partnerships provide for expanded cooperation through commercial cooperation agreements, code-share and interline arrangements, as well as marketing initiatives, loyalty program reciprocity or benefit sharing, enhanced service levels at airports and equity and debt investments in us by our partners, or by us in our partners.

Our commercial cooperation agreements establish broad frameworks for cooperation in such areas as code-sharing, interlining, marketing, service and aircraft and engine maintenance, among others areas. Interline agreements are entered into among individual airlines to handle passengers traveling on itineraries that require multiple airlines, allowing passengers to utilize a single ticket and to check their baggage through to their final destination. Interline agreements differ from code-share arrangements in that code-share arrangements allow airlines to identify a flight with an airline’s code even though the flight is operated by another airline, which enhances marketing and customer recognition.

We have entered into commercial cooperation agreements with United and Hainan, code-share and frequent flyer reciprocity agreements with United and TAP and 27 interline and code-share agreements with several other international carriers, including JetBlue, Etihad Airways, Air Europa, Lufthansa, Copa Airlines, and Aerolíneas Argentinas. We believe these strategic relationships allow us to increase our load factor on flights departing from Brazilian airports operated by our partners and expand our brand exposure internationally for our Brazil-based and international customers. Our code-share agreements with United, JetBlue and TAP allow us to sell flights to virtually all destinations served by these carriers, contributing to the growth of our international operations and offering our passengers additional connectivity beyond Brazil. Furthermore, our relationships with other carriers allow us to expand our cargo operations by offering these services beyond the locations served by our own aircraft.

As a result of these arrangements and relationships, our customers have access to more than 350 additional destinations worldwide. We believe that our strategic relationships with our partner airlines, particularly United, TAP and Hainan, provide our TudoAzul members with a broad range of attractive redemption options and allow us to leverage our TudoAzul program beyond our own network. We continue exploring joint ventures and other arrangements with our strategic partners to determine the most effective and beneficial ways to expand our business and increase profitability through these relationships.

United

On June 26, 2015, we entered into an investment agreement with Calfinco, a subsidiary of United, pursuant to which it acquired Class C preferred shares representing a 5%, non-voting economic interest in us. Such Class C preferred shares were converted on a one-to-one basis into Class A preferred shares on February 3, 2017, which were then simultaneously renamed “preferred shares” and subsequently subject to a two-for-one stock split on February 23, 2017, resulting in United holding 10,843,792 preferred shares through a subsidiary. For more information, see “Principal and Selling Shareholders—United Investment Agreement” and “Prospectus Summary—Significant Recent Events.” Pursuant to this agreement, United has the right to elect one member of our board of directors so long as it retains at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. United has designated a representative on our board effective as of June 26, 2015. See “Management—Board of Directors.” United is a party to our Post-IPO Shareholders’ Agreement which provides for United’s right to elect one director, so long as they hold at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. For more information, see “Description of Capital Stock—Post-IPO Shareholders’ Agreement.”

In connection with United’s investment, we also entered into a commercial cooperation agreement with United on June 26, 2015 which governs the expanded cooperation between both of our companies with respect to certain matters, including (i) code-sharing, (ii) loyalty programs, (iii) special terms relating to passengers and cargo, (iv) marketing programs, (v) corporate accounts and sales contracts, (vi) employee interline pass travel, (vii) service levels at specific airports, and (viii) the negotiation of a commercial joint venture between us and United whereby we would share resources with United and split revenue related to specified matters relating to our and their route networks in order to optimize profitability for both us and United. To date, no such joint venture has been established and we and United continue discussing objectives, the type of joint venture, revenue sharing and other matters.

Our alliance with United enhances the reach of our network and creates additional connecting traffic, as both we and United cross sell each other’s flights on our websites. This arrangement provides customers flying on both airlines with a seamless reservations and ticketing process, including boarding pass and baggage check-in to their final or any other destination. United is a principal member of StarAlliance, but Azul currently has no plans to join such alliance.

We expect that our overall relationship with United, including the code-sharing, commercial and other arrangements that are either in place or being discussed by us, will increase international travel by Azul customers to the United States and other international destinations that we do not serve but which are served by United. We also expect that such relationship will increase traffic of United customers to and across Brazil via our network of domestic locations beyond the limited airports served by United in Brazil.

Hainan

In February 2016, we announced we were entering into an investment agreement with Hainan pursuant to which Hainan agreed to invest US$450 million in us in exchange for a 24% economic interest in us. Due to the time needed to obtain Chinese governmental approval, Hainan’s investment was made in stages, with the initial amount made in the form of a €120 million loan to us, a portion of which was used by us to acquire TAP bonds, see “—TAP” below. In August 2016, following receipt of all Chinese governmental approvals, Hainan converted its loan into equity in accordance with its terms and completed its aggregate US$450 million investment in us, acquiring Class D preferred shares representing an aggregate 24%, non-voting economic interest in us. As a result of this investment, Hainan became our single largest preferred equity shareholder. The Class D preferred shares held by Hainan were converted on a one-to-one basis into preferred shares on February 3, 2017 on the same terms as the conversion of United’s Class C preferred shares and subsequently subject to a two-for-one stock split on February 23, 2017, resulting in Hainan holding 63,241,900 preferred shares. For more information, see “Principal and Selling Shareholders—Hainan Investment Agreement” and “Summary—Significant Recent Events.”

Pursuant to the investment agreement with Hainan, Hainan has the right to elect three members of our board of directors, all of which were elected in October 2016. Hainan is a party to our Post-IPO Shareholders’ Agreement, which provides for Hainan’s right to elect three directors, so long as Hainan holds at least a 20% economic interest in us and owns the largest percentage of economic interest in us, taking account of TRIP’s former shareholders as a single shareholding block. For more information, see “Management—Board of Directors.” Hainan also has an interest described below with respect to our TAP bonds. See “—TAP” below.

In connection with the Hainan investment agreement, we also entered into a commercial cooperation agreement with Hainan on March 11, 2016, which governs the expanded cooperation between both of our companies with respect to certain matters, including (i) code-sharing, (ii) loyalty programs, (iii) joint sales contracts and marketing programs and (iv) recognition of elite member benefits. As part of our fleet optimization efforts, as of August 30, 2017, we have transferred our aircraft orders with respect to four of five future deliveries of Airbus A350s to certain Hainan affiliates and will transfer our one remaining order prior to the end of 2017. Furthermore, we are currently engaged in discussions with Hainan for a 2017 expected code-share agreement that we believe will expand our connectivity between Brazil and China. In addition, in October 2016, Hainan announced flights between China and Lisbon where we have a relationship with TAP and we believe the Hainan relationship will help us maximize our overall global network opportunities by allowing us to offer our international travelers new routes and thus capitalize on the growing passenger traffic between Brazil, Europe and China. In addition, in July 2017, Hainan became a shareholder of Atlantic Gateway (defined above), with holdings representing 7% of its capital stock.

TAP

TAP is the national carrier of Portugal and is a leading carrier between Europe and Brazil. We have had a long relationship with TAP since our inception, with TAP affiliates in Brazil providing all of the heavy maintenance for our Embraer jets (excluding engine maintenance), representing approximately 12.0% of our total maintenance costs, as of December 31, 2016. In July 2017, Hainan became a shareholder of Atlantic Gateway, SPGS, Lda., or Atlantic Gateway, with holdings representing 7% of its capital stock.

TAP was wholly-owned and operated by the Portuguese government until June 2015, when it was privatized and an initial controlling 61% voting stake was sold to Atlantic Gateway, SPGS, Lda., or Atlantic Gateway, an entity jointly owned by a European investor and our principal shareholder David Neeleman, who became a TAP board member. The remaining TAP interest was retained by the Portuguese government, which held a 34% voting stake, and by then existing TAP employees, which held a 5% voting stake. These original arrangements were approved by the Portuguese Civil Aviation Agency on December 23, 2016.

Following these original privatization arrangements, and subsequent to an election in Portugal that resulted in a change in the Portuguese administration, the Portuguese government decided to renegotiate the original arrangements, and in February 2016, Atlantic Gateway agreed to reduce its TAP ownership to 45% of the voting shares, with the employees retaining their 5% interest, and the Portuguese government increasing its ownership to 50% of the voting shares. These additional arrangements remain subject to final approval by the Portuguese Civil Aviation Agency and are expected to be finalized by the end of 2017.

In connection with the TAP privatization process, we invested €90 million in 7.5% bonds due March 2026, secured by an interest in TAP’s loyalty program, convertible at our option into newly issued TAP equity securities without any further payment by us. Under the terms of the TAP bonds, if and when they are converted, the shares to be issued will represent 6% of TAP’s total share capital and voting equity securities on a fully diluted basis, but will be entitled to enhanced economic rights, subject to customary anti-dilution provisions, to receive up to 41.25% of any TAP dividends when, as and if declared, as well as any other distributions by TAP, which would make Azul TAP’s largest equity holder by economic value. As of the date of this prospectus, we have not made any decision to exercise the right to convert the TAP bonds held by us into TAP shares. The TAP bonds are subject to certain redemption rights by TAP if the TAP bonds are not yet converted, upon the earlier of (1) an IPO of TAP or (2) four years from issuance provided that TAP is in compliance with certain financial covenants set forth in the indenture. We have also provided Hainan with an interest in the economic value of any TAP shares we obtain. See “Related Party Transactions—Strategic Partnership with TAP.”

In addition to our investment in TAP bonds, our relationship with TAP consists of (i) a code-share agreement providing for five weekly flights between Campinas and Lisbon as a means of furthering Brazilian travel to Portugal and elsewhere in Europe via destinations served by TAP as well as into China via Hainan’s expected Lisbon-China service, (ii) further cooperation between TAP and Azul in maintenance, cargo and other areas and (iii) subleasing, for a period of six years, 15 aircraft to TAP, one of which was returned in June 2017, and redelivering two aircraft that the lessor subsequently leased to TAP during the nine months ended December 31, 2016, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of 2016 to 2015—Operating income (loss)”, consisting of one Airbus A330s, nine E-Jets and six ATRs, as part of our fleet optimization strategies. We have no other formal strategic partnership or other operating agreements with TAP but are exploring other agreements and arrangements with TAP as a means of further connecting TAP and its widespread European operations with our Brazilian customers, including possible expansion of routes from Europe to Asia as a result of Hainan’s pending service to Lisbon. We are also discussing the possibility of establishing a joint venture with TAP in order to jointly explore flights between Brazil and Portugal. We plan to define the scope of this joint venture and file our proposal with CADE during the fourth quarter of 2017. We believe that such cooperation with TAP has the potential for significant synergies primarily through the joint marketing and sales of tickets and cargo for our flights as well as TAP’s flights between Brazil and Portugal.

Revenue Management

Our revenue management model is focused on effective pricing and yield management, which are closely linked to our route planning, and our sales and distribution methods.

The fares and the number of seats we offer at each fare are determined by our internally developed, proprietary, proactive yield management system and are based on a continuous process of analysis and forecasting. Past booking history, load factors, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are also included in our forecasting model to arrive at optimal seat allocations for our fares on specific routes. We use a combination of approaches, taking into account yields and flight load factors, depending on the characteristics of the markets served, to design a strategy to achieve the maximum revenue by balancing the average fare charged against the corresponding effect on our load factors.

Our model of fare segmentation seeks to maximize revenue per seat through dynamic inventory adjustment depending on demand. By increasing price segmentation, we are able to ensure that we continue to attract and retain high-yield business traffic including last minute seat availability for late booking business travelers, which is integral to our revenue management, as well as leisure travelers who usually pay lower fares for tickets purchased in advance.

Utilizing the appropriate aircraft for a specific market enables us to better match capacity to demand. As a result, we believe we are able to enter new markets, cater to underserved destinations with high growth potential and provide greater flight frequency than our main competitors. With this model, we optimize revenue through dynamic fare segmentation, targeting both business travelers, who appreciate the convenience of our frequent non-stop service, and cost conscious leisure travelers, many of whom are first-time or low-frequency flyers, and for whom we offer low fares to stimulate air travel and encourage advance purchases.

We utilize a proprietary yield management system that is key to our strategy of optimizing yield through dynamic fare segmentation and demand stimulation. We target both business travelers, to whom we offer convenient flight options, and cost-conscious leisure travelers, to whom we offer low fares to stimulate air travel and to encourage advanced purchases. We believe that our fare segmentation model has enabled us to achieve a market-leading PRASK of 25.0 real cents the first six months ended June 30, 2017. In addition, in the first half of 2017, our PRASK represented a 34% premium compared to Gol. We believe our superior network and product offering allows us to attract high-yield and frequent business travelers.

TudoAzul Loyalty Program

Our wholly-owned loyalty program TudoAzul, which was launched in May 2009, aims to enhance customer loyalty and brand recognition. TudoAzul had approximately 7.6 million members as of June 30, 2017, and has been the fastest growing loyalty program in terms of members among the three largest programs in Brazil for the past three and a half years according to information publicly available on the websites of Smiles and Multiplus, the loyalty programs of Gol and LATAM, respectively. We expect TudoAzul to reach approximately 8.0 million members by December 31, 2017. TudoAzul members earn at least two points and up to five points per each real spent in tickets on Azul. Upon registration through our website, mobile app, SMS message or call center, new program members are awarded 500 bonus points. Redemptions of points for one-way tickets start at 5,000 points and go up for more expensive flights. TudoAzul also offers a points plus cash option, in which tickets can be purchased using a combination of cash and TudoAzul points. Periodically, as a promotional tool, we may offer awards for fewer than 5,000 points. We believe that with a system that awards at least as many points as reais spent, customers perceive they are also receiving a higher reward for their purchases. At the same time, we believe that the variable amount of points required to redeem awards gives us flexibility in exercising discretion over the costs we incur in relation to these redemptions.

We offer last-seat availability to TudoAzul members and have significant flexibility to price redemptions in a way that is competitive with other loyalty programs, thus helping to maximize TudoAzul’s attractiveness. We actively manage the price of our redemptions, offering very competitive fares in points when seat availability is high and optimizing margins in peak, high-demand flights. We have also developed an exclusive, proprietary pricing system, which provides ample flexibility to price redemptions within a given flight. This allows us to sell seats using several combinations of points and money. It also allows us to customize pricing using a number of different factors, such as a member’s elite tier, membership in Clube TudoAzul, and age (allowing us to offer lower prices to infants and children). We are confident that this proprietary system offers more flexibility than those of our main competitors, therefore allowing us to create promotions, stimulate cross-sell of other TudoAzul products, and more accurately price redemptions to maximize profitability.

Each TudoAzul point expires after two years. Frequent flyers achieve “TudoAzul Topázio” (Topaz) status when they accumulate 4,000 qualifying points, “TudoAzul Safira” (Sapphire) status once they accumulate 8,000 qualifying points and “TudoAzul Diamante” (Diamond) status once they accumulate 20,000 qualifying points during a given calendar year. Topázio, Safira or Diamante status is valid during the rest of the year of qualification and the entire following year, and provides the following benefits, among others: bonus points, check-in privileges at major airports like Viracopos, Santos Dumont, Confins, Brasília and others, priority boarding, higher baggage allowances, and dedicated telephone and e-mail services.

Since the program’s inception, TudoAzul members have generally demonstrated a willingness to pay higher average fares than those paid by non-members. We believe this is in part because of high customer satisfaction, increased passenger loyalty and because many of our business travelers, who frequently purchase more expensive, last-minute tickets, are typically also TudoAzul members.

Our current TudoAzul business partners, which offer TudoAzul members options to accrue and redeem points, include financial institutions (including American Express, Itaú, Santander, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture), and Caixa), retailers (including Apple, Walmart and Fast Shop) and travel partners (including Hertz, Avis and Booking.com).

In September 2014, we also launched an Azul-branded credit card in partnership with Banco Itaucard S.A. In addition, in December 2015, we launched Clube TudoAzul, an innovative subscription-based product through which members pay a fixed recurring amount per month in exchange for TudoAzul points, access to promotions and other benefits. We also offer members the ability to buy points to complete the amount required for a reward, or pay a fee to renew expired points or transfer points to a different member’s account. Finally, we believe that our international flights and strategic partnerships with international carriers, including United and TAP, provide our TudoAzul members with a broad range of attractive redemption options.

To maximize the value creation potential of TudoAzul, we have been managing the program through a separate, dedicated team since mid-2015. On a standalone basis, TudoAzul’s gross billings totaled R$377.0 million for the six months ended June 30, 2016 and R$377.0 million in the first six months ended June 30, 2017, which we believe demonstrates TudoAzul’s growth potential.

Given the number of exclusive destinations we operate, our network strength, the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us. We plan to continue investing in TudoAzul’s expansion and evaluating opportunities to unlock value for this strategic asset.

A sample of the key operating statistics demonstrating TudoAzul’s growth are set forth below:

	As of and for the six months ended June 30,		As of and for the year ended December 31,
	2017	2016	2016	2015	2014
Gross billings (in millions of reais)	377.0	289.1	708.7	528.6	388.7

Total members (in millions)	7.6	6.2	7.0	5.8	4.5

Total partners	83	57	76	62	33

Total points sold (in billions)	15.6	13.1	27.4	23.3	17.2

Marketing

We strive to achieve the highest marketing impact at the lowest cost through efficient and effective marketing and advertising strategies. Our marketing and advertising strategies are consistent with our low-cost operating model. We believe we have been successful in building a strong brand by focusing on innovative marketing and advertising techniques rather than traditional marketing tools, such as print ads. Our marketing and advertising techniques focus on social networking tools (Facebook, Twitter, and YouTube), email, websites, mobile marketing, and generating word-of-mouth recognition of our service, including through our TudoAzul loyalty program and our visibly branded complimentary bus service between São Paulo and Viracopos airport. Our marketing and advertising strategies also involve sales and promotion campaigns with our travel partners. In addition, we increase our visibility and brand recognition by featuring Azul advertisements on the individual entertainment screens at every seat in all of our E-jets, which feature free live television on domestic flights, and by offering our onboard customers our Azul magazine (which is also a source of revenue, mainly from paid advertisements), snacks branded with our logo, Coca Cola soft drinks and seasonal free premium beer happy hours. We also build our brand by offering our business travelers with our VIP lounge in Viracopos airport. Additionally, we engage in marketing by maintaining planes in our livery painted with recognizable symbols, like the Brazilian flag, and symbols supporting important social causes, like breast cancer awareness, a social cause that we have supported through our corporate social responsibility platform since our foundation. We also place logos of key partners on our planes to generate additional revenue, such as Sky TV and Coca Cola. Furthermore, we engage in guerilla marketing campaigns (which consist of marketing activities conducted in public places, such as the airports and the aircraft that we operate) to enhance our brand recognition and provide promotions directed at our customers.

Awards

The strength of our brand has been recognized in a number of recent awards:

•	Named “World’s Third Best Airline” in 2017 by TripAdvisor Travelers’ Choice;

•	Named “Best Airline in Brazil” in 2016 by Melhores Destinos, the largest web portal of airline fare promotions and loyalty programs in Brazil;

•	Named “Best Low Cost Carrier in South America” in 2017 for the seventh consecutive year by Skytrax, an aviation research organization;

•	Named “Best Staff in South America” in 2017 for the second consecutive year by Skytrax;

•	Named “Best Regional Leadership” in 2016 based on our success in the Brazilian market by Flight Airline Business, an air transport industry news and analysis provider, as part of their Airline Strategy Awards;

•	Recognized as “Third Most On-Time Airline in the World” by OAG in 2015;

•	Recognized as “Most On-Time Low Cost Carrier in the World” by OAG in 2015;

•	Named “Best Low Cost Carrier In The World” in 2012 by CAPA, an independent aviation research organization;

•	Named one of the “50 Most Innovative Companies in The World” and “Most Innovative Company in Brazil” in 2011 by Fast Company, a business magazine;

•	Named “Fastest Check-in in Brazil” in 2016 by the Civil Aviation Secretariat (Secretaria de Aviação Civil);

•	Named one of the “50 Hottest Brands In The World” in 2010 by Ad Age, a leading marketing news source.

In addition, as a result of our strong brand awareness and focus on customer service, our TudoAzul loyalty program had 7.6 million members as of June 30, 2017 and has been recognized with the following awards:

•	Named “Best Loyalty Program in Brazil in 2016” according to a survey of 25,000 readers of Melhores Destinos; and

•	Recognized as having “The Most Innovative Co-Branded Credit Card” at the 2015 Loyalty Awards Event presented by Flight Global, a renowned website recognized by the global aviation community as a reliable source of news, data and expertise relating to the aviation and aerospace industries.

Sales and Distribution

We currently sell our products through six primary distribution channels: (i) our website, (ii) our mobile app, (iii) our call center, (iv) 102 airport stations, (v) 34 Azul Viagens free-standing stores, and (vi) third parties such as travel agents, including through their websites. Direct internet bookings by our customers represent our lowest cost distribution channel. Approximately 87% of all sales were generated by online channels in 2016, which create significant cost savings for us. We intend to continue working to increase sales through online channels, in particular sales through our website and our mobile app, as these sales are more cost-efficient and involve lower distribution costs than sales through travel agencies. In conjunction with Navitaire, a provider of host reservation services and other ancillary services, including data center implementation services, network configuration and design services, we developed a direct connection to travel agencies using online portals that bypass expensive distribution through GDS, resulting in a considerably lower indirect distribution cost. This allows travel agencies to use common internet programming schemes, which have almost fixed low costs that do not vary by sales, to develop their front end, mobile and internet applications with a direct connection to our reservation system. In connection with sales booked through travel agents, we pay incentive commissions to travel agents who attain our sales targets rather than upfront commissions. We maintain a high-quality call center, staffed solely with our crewmembers, as we believe that having a high-quality call center is crucial to our culture focused on customer service. We charge a fee for reservations made through our website and call center to offset its operating costs.

Fleet

As of June 30, 2017, our contractual fleet totaled 140 aircraft and our operating fleet in service totaled 123 aircraft, comprising of 70 Embraer E-jets, 40 ATR aircraft, eight next-generation Airbus A320neos, and five Airbus A330s. The 17 aircraft not included in our operating fleet consisted of 14 aircraft subleased to TAP in 2017 and three aircraft not in service.

Our operating fleet has an average age of 5.2 years, which is significantly younger than the average of 8.0 years of our main competitor. We believe operating a young fleet leads to better reliability, greater fuel-efficiency and lower maintenance costs. Our modern Embraer E-Jets seat up to 118 customers, our next-generation Airbus A320neos accommodate 174 passengers and our fuel-efficient ATR aircraft seat 70 customers, while the aircraft used by our two principal competitors in Brazil have between 144 and 220 seats. As a result, in the first six months ended June 2017, the average trip cost of our fleet was R$24,897, which was 34% lower than that of larger Boeing 737-800 jets flown by Gol.

In addition to leveraging the strength of our domestic network and maximizing the growth potential of our loyalty program and cargo operations, in December 2016, we began adding next-generation Airbus A320neo aircraft to our fleet with lower seat and trip costs to serve longer-haul leisure and peak hour focus-city to focus-city service. For example, on long-haul flights such as a flight between Campinas and Salvador, the trip cost flying a next-generation Airbus A320neo is approximately 5% higher than the trip cost of an E-195. However, as the next-generation Airbus A320neo has 56 more seats than the E-195, its CASK is 29% lower. As a result, by adding next-generation aircraft to our fleet, we expect to maintain market-leading trip costs and to reduce our CASK, both in absolute terms and relative to our main competitors.

The following tables set forth the composition of (i) our contractual fleet, which consists of aircraft that are contractually leased or owned by us and includes 15 aircraft subleased to TAP as of December 31, 2016 and 14 aircraft subleased to TAP as of June 30, 2017, and (ii) our operating fleet, which consists of aircraft that are being operated by us, including spare aircraft, for the periods indicated.

Total Contractual Fleet	Number of seats	For the six month ended June 30	As of December 31,
		2017	2016	2015	2014
Embraer aircraft
E-190	106	17	17	22	22
E-195	118	62	64	66	59
E-175	86	0	0	0	5
ATR aircraft
ATR 72	68-70	40	46	56	53
ATR 42	46-48	0	0	1	8
Airbus aircraft
A320neo	174	8	5	0	0
A330	242-272	7	7	7	6

Total Contractual Fleet		140	139	152	153

Total Operating Fleet	Number of seats	For the six month ended June 30	As of December 31,
		2017	2016	2015	2014
Embraer aircraft
E-190	106	10	10	22	22
E-195	118	60	64	66	59
ATR aircraft
ATR 72	68-70	40	39	49	48
ATR 42	46-48	0	0	0	4
Airbus aircraft
A320neo	174	8	5	0	0
A330	242-272	5	5	7	5

Total Operating Fleet		123	123	144	138

Of the 140 aircraft that comprised our contractual fleet as of June 30, 2017, 37 were owned or held under finance leases or debt-financing and 103 were financed under operating leases of up to 12 years. Our finance leased aircraft and debt-financed aircraft were financed through credit facilities with different creditors, of which 14.9% was denominated in reais and 85.1% was denominated in U.S. dollars as of June 30, 2017.

Embraer

We were the first and currently are the only airline in Brazil to operate Embraer E-Jets. We believe that our successful launch of the Embraer E-Jets in the Brazilian market was due in part to the significant experience of most of our senior management team, who were trained in operating and maintaining E-Jet aircraft in the United States. We believe this experience provides us with a significant advantage over any competitor that may seek to reproduce our model. In addition, our decision to purchase Brazilian-made Embraer aircraft has enabled us to access competitive local aircraft financing in reais from BNDES, Brazil’s national development bank, at rates below Brazil’s CDI Rate overnight deposit rate.

We have a strong and close partnership with Embraer, which is headquartered in São José dos Campos, approximately 100 km from our headquarters in Barueri, São Paulo and approximately 150 km from our main hub in Campinas. Our Embraer E-Jets have a two-by-two cabin layout with no middle seats, and our aircraft are configured to offer standard seats with 31 inches of legroom or premium seats called “Espaço Azul” with a pitch of 34 inches of legroom. Our over-wing exit seats (four per aircraft) offer a spacious 39 inches of legroom. Embraer E-Jets are fuel-efficient, with fuel consumption averaging approximately 20% less than a Boeing 737 series, according to Embraer, and thus offer significantly lower trip costs than larger narrow-body aircraft. Embraer E-Jets feature state-of the-art fly-by-wire technology, which increases operating safety while reducing pilot workload and fuel consumption.

We currently have 33 firm orders and 20 purchase options of next-generation E-195 E2 aircraft which are expected to replace older generation aircraft and enable us to serve high-density markets at a lower CASK compared to current generation aircraft, with deliveries expected to start in 2019. In addition, we will serve as Embraer’s launch operator for the next-generation E-195 E2 aircraft.

The new generation E2s, compared to the current generation of Embraer E-Jets, are expected to have 14 additional seats, accommodate up to 132 passengers and offer 23% lower fuel consumption per seat compared to current generation aircraft, as well as lower emissions, noise and maintenance costs, allowing us to maintain lower trip costs while reducing CASK.

ATR

We are the largest ATR operator in the world, according to ATR. ATR is the world’s largest manufacturer of 50-to-70-seat turboprop aircraft. ATR turboprop aircraft provide significantly lower operating costs than jets, with fuel consumption averaging approximately between 25% to 40% less than a comparably-sized jet. The ATR 72-600 is the newest member of the ATR family known for its high efficiency, dispatch reliability and low fuel burn. It features a new glass cockpit, communications and flight management system. Like Embraer E-Jets, ATR aircraft have a two-by-two layout with no middle seats, and our aircraft are configured to offer 30 inches of legroom, which is comparable to our E-Jets. We began operating ATR aircraft in March 2011 for two strategic purposes: to serve short-haul direct routes between smaller cities where jet aircraft would be less profitable, and to feed customer traffic from secondary markets into our existing network.

We currently have eight firm ATR orders to be delivered between 2019 and 2020.

Airbus

We began operating the Airbus A330 with 242 to 272 seats in December 2014 and currently serve Fort Lauderdale, Orlando and Lisbon with this aircraft. According to Airbus, the A330 delivers better economics than competing aircraft and meets higher environmental standards and provides greater passenger comfort.

As part of our strategy to maintain a young and efficient fleet, we expect to add up to 63 next-generation Airbus 320neos to our fleet between late 2016 and 2023. The next-generation Airbus A320neo replaces the A320 family, featuring a new engine option and other improvements such as aerodynamic refinements, large curved winglets (sharklets), weight savings, and a rearranged cabin that accommodates up to 174 passengers with larger luggage spaces, and an improved air purification system. Our next-generation Airbus 320neos will be equipped with CFM International LEAP-1A engines and are expected to have 15% less fuel consumption and less noise production compared to the A320 series, as well as an increase in range of approximately 500 nautical miles.

The following table shows the stage length for each of the aircraft we operate in Brazil as well as their respective average trip costs as of December 31, 2016:

Aircraft Type	Stage Length	Average Trip Cost (in reais)
ATRs	422	13,898
Embraer E-Jets	793	25,798
A320neo family	1,487	43,200

The following table shows the historical and expected growth of our operating fleet from December 31, 2012 through December 31, 2020:

	2012	2013	2014	2015	2016	2017(1)	2018(1)	2019(1)	2020(1)
Embraer E2	—	—	—	—	—	—	—	2	8
Embraer E-Jets	69	78	81	88	74	69	69	69	64
ATRs	49	55	52	49	39	35	35	38	40

A320neo family	—	—	—	—	5	11	17	25	35

A330	—	—	5	7	5	7	7	7	7

Total operating fleet	118	133	138	144	123	122	128	141	154

(1)	Expected changes assuming full completion of firm orders.

Fuel

Fuel costs are our largest operating expense. Fuel accounted for 26.8% and 23.7% of our total operating costs for the six months ended June 30, 2017 and 2016 and 24.7%, 29.8% and 36.2% of our total operating costs for the years ended December 31, 2016, 2015, and 2014, respectively.

Aircraft fuel prices are composed of a variable and a fixed component. The variable component is set by the refinery and reflects international price fluctuations for oil and the real/U.S. dollar exchange rate. This variable component is re-set monthly in the Brazilian market, as opposed to daily in North America and Europe. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.

We purchase fuel from a number of distributors in Brazil, principally from BR Distribuidora, a subsidiary of Petrobras, Air BP Brasil Ltda. and Raízen Combustíveis Ltda., all companies authorized by the National Petroleum Agency (Agência Nacional do Petróleo, or ANP) to market products derived from oil for aviation throughout Brazil, with whom we have agreements to exclusively purchase all of our jet fuel needs in certain locations set forth in the agreements. Our agreement with BR Distribuidora sets forth that we have the obligation to exclusively purchase jet fuel from BR Distribuidora in the event BR Distribuidora installs new supply points in airports where we operate, provided that we have not already entered into a jet fuel supply agreement with another provider. Our agreements with BR Distribuidora, Air BP Brasil Ltda. Raízen Combustíveis Ltda. are in effect until May 2019, December 2018 and December 2018, respectively. For our international flights departing from outside of Brazil, we purchase fuel from local providers.

International oil prices, which are denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through December 2016. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. In order to protect us against volatile oil prices, we have entered into derivative future contracts in the past and may do so from time to time. We also have the possibility of negotiating customized hedging products with fuel distributors, with the purpose of locking in the cost of the jet fuel we will consume in the future, and protect ourselves against any exchange rate risk.

Moreover, building on our operations team’s significant experience with the E-Jet aircraft, we operate an active fuel conservation program involving reducing taxi times, taxiing using a single engine, and managing the aircraft’s load balance, angle of attack and cruising airspeed for optimal fuel-efficiency.

The following chart summarizes our fuel consumption and our fuel costs for the periods indicated.

	For the six months ended June 30,	For the Year Ended December 31,
	2017	2016	2015	2014
Liters consumed (in thousands)	459,105	880,941	906,778	789,150
Aircraft fuel (R$ in thousands)	881,641	1,560,223	1,917,606	1,955,036
Average price per liter (R$)	1.92	1.77	2.11	2.48
Percent increase (decrease) in price per liter	13.5%	(16.25)%	(14.64)%	4.41%
Percent of operating expenses	26.8%	24.7%	29.8%	36.2%

Airports and Other Facilities and Properties

Airports

Most of Brazil’s public airports are currently managed by INFRAERO, an airport operator wholly-owned by the Brazilian government. Brazil’s airline industry has grown significantly over the past years and, as a result, some of Brazil’s airports face significant capacity constraints.

Airlines and service providers may lease areas within federal, state or municipal airports, such as hangars and check-in counters, subject to concessions or authorizations granted by the authority that operates the airport—which may be INFRAERO, the state, the municipality or a private concession holder, as the case may be. No public bid is required for leases of spaces within airports, although INFRAERO typically conducts processes similar to a public bidding process if there is more than one applicant. In other cases, the use may be granted by a simple authorization or permission issued by the authority that operates the airport. In the case of airports operated by private entities, the use of concession areas is subject to a commercial agreement between the airline and the airport operator.

We have renewable concessions with terms varying from one to five years from INFRAERO and other granting authorities to use and operate all of our facilities at each of the major airports that we serve.

With respect to our international facilities, we have entered into lease agreements or other occupancy agreements directly with the applicable local airport authority on varying terms dependent on prevailing practice at each airport. It is customary in the airline industry to have agreements that automatically renew. Our terminal passenger service facilities of ticket counters, gate space, operations support area and baggage service offices generally have agreement terms ranging from less than one year to five years. These agreements can contain provisions for periodic adjustments of rental rates, landing fees and other charges applicable under the type of lease and the extension of the concession term. Under these agreements, we are responsible for the maintenance, insurance, utilities and certain other facility-related expenses and services.

In 2012, the Brazilian government granted concessions for the operation of Viracopos airport, Guarulhos airport and Brasília airport. All of these three airports have been receiving capital investments to expand infrastructure, including the renovation and construction of new passenger terminals, as well as aircraft parking areas. In 2013, concessions were also granted for the operation of Confins airport, in Belo Horizonte, and Galeão airport, in Rio de Janeiro. In September 2016, the Brazilian government confirmed a new concession program for the operation of airports in Porto Alegre, Salvador, Florianópolis and Fortaleza in the first half of 2017, with further discussions currently being held to expand this list to comprise of at least ten additional airports located in either state capitals or cities of regional relevance (principally, the airports in Curitiba, Recife, Belém, Vitória, Goiãnia, Cuiabá, Manaus, Maceió, São Luís and Foz do Iguaçu).

Following the concession for the operation of Viracopos airport, our largest hub, in February 2012, a series of new investments for Viracopos airport have been made by Aeroportos Brasil, a private consortium that won the bid to operate Viracopos airport. In April 2016, Aeroportos Brasil transferred all operations to a new passenger terminal, which is approximately six times larger than the old terminal. Total investments at Viracopos airport totaled approximately R$3.0 billion between 2012 and 2016. According to Aeroportos Brasil, Viracopos airport is expected to reach 80 million passengers per year by 2030, which would make it the largest airport in Latin America in terms of number of passengers served. We believe this exemplifies Viracopos’ status as a major airport for the city of São Paulo due to its strategic proximity to the city and its capacity for expansion.

As a result of the transfer of our operations to the new passenger terminal at Viracopos airport, we signed a “Terminal Transfer Incentive Agreement” with Aeroportos Brasil which established a detailed construction schedule for this new terminal and gave us certain rights to impose penalties in the event of noncompliance. Due to the fact that Aeroportos Brasil has not complied with certain contractual obligations under this agreement, we have retained 40% of the airport landing tariffs since February 2017. As a result of this retention, Aeroportos Brasil filed a collection action against us. On August 24, 2017, we appealed and counterclaimed requesting the immediate completion of the construction of the new terminal and, alternatively, the payment by Aeroportos Brasil of the amounts owed due to the non-completion of such construction as well as material damages. Aeroportos Brasil has also announced its intention to return the concession for the operation of Viracopos airport to ANAC. For more information on this proceeding, see “—Legal Proceedings.”

In addition, on July 28, 2017, Aeroportos Brasil announced its intention to relinquish the operation of Viracopos airport to the Brazilian Federal Government within 24 months through an “amicable return”. In accordance with article 13 and pursuant to Law No. 13,448, as of June 5, 2017, ANAC has initiated a re-bidding process for the concession to a new operator. Accordingly, ANAC will (i) suspend concession forfeiture proceedings; (ii) amend the concession agreement entered into with Aeroportos Brasil to determine the covenants and minimum services to be rendered during the re-bidding process; (iii) issue a technical and economic viability study, public bidding rules and a new concession agreement. The re-bidding process will be further regulated by decrees to be enacted by the Brazilian Federal Government and is expected to conclude within 24 months, ANAC has, however expressed an intention to conclude the re-bidding process within12 months. We are particiapting in collaboratively the re-bidding process being conducted by ANAC.

Our second largest hub is Confins airport, the main airport in Belo Horizonte, which concession was granted to private operators in 2013. According to the winning bid proposal, construction plans for Confins airport include a new passenger terminal, a new runway and 14 additional boarding bridges. We are the leading carrier at Confins airport with a 63% share of total departures to 40 destinations as of December 31, 2016.

In July of 2014, ANAC enacted a resolution establishing new procedures to allocate slots in airports operating at full capacity. Through such allocation, we received 26 new slots at Congonhas airport. In November 2014, we started operating 13 daily flights from Congonhas airport to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our flights available to São Paulo passengers.

We built a regional hub in Recife to increase flight connectivity within the Northeast region of Brazil. Recife has the largest GDP of Brazil’s Northeast region, according to IBGE, and is our closest Latin American hub for direct flights to both Europe and the United States. Our Recife regional hub serves 25 non-stop destinations, including a non-stop international flight to Orlando, and we had a 49% share of Recife airport’s 81 daily departures as of June 30, 2017. Our diversified network allows us to connect not only our main hubs but also strategic airports throughout Brazil, located in, among other places, São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá and Manaus.

Other Facilities and Properties

Our primary corporate offices and headquarters are located in the city of Barueri, state of São Paulo, where we lease 7,119 square meters under two lease agreements that expire in February 2018 and November 2020. We also entered into a lease agreement for a warehouse and office complex in Fort Lauderdale, United States.

We hold concessions for three hangars at our ATR full capability maintenance center in Belo Horizonte, where we perform airframe heavy checks, line maintenance, painting and interior refurbishment of our ATR aircraft and E-Jets. We also own one hangar in Manaus and Cuiabá for E-Jets and ATR line maintenance. In addition, we expect to build a full capability maintenance center for our E-Jets and Airbus at Viracopos airport by the end of 2018. Our training facility for pilot and cabin crew education, UniAzul, has 71,000 square feet and four simulator bays and is located less than a mile away from Viracopos airport, our main hub. This facility provides training services both for our own crewmembers, including pilots, and for third parties on a commercial basis. At UniAzul we train all of our crewmembers, including pilots, flight attendants and maintenance technicians. As part of our extensive training program at UniAzul we operate two E-Jet flight simulators, one ATR flight simulator and one A320 flight simulator, all of them with full flight capacity, a technology we believe none of our main competitors has. We also provide training and grant access to our onsite flight simulators to third-parties, including TAP, Embraer and the Brazilian Air Force. We have plans to expand the training programs offered at UniAzul through partnerships with technical schools and universities.

Competition

Domestic

The two largest airlines in Brazil in terms of RPK share are Gol and LATAM. Both Gol and LATAM operate similar hub-and-spoke networks, which require that passengers on many of their routes connect through the cities of São Paulo, Rio de Janeiro or Brasília. We face competition mainly from Gol and LATAM and to a lesser extent from Avianca Brasil. The principal competitive factors on these routes that are served by more than one airline are: fare pricing, total price, flight schedules, aircraft type, passenger amenities, number of routes served from a city, customer service, on-time performance, safety record and reputation, code-sharing relationships, and frequent flyer programs and redemption opportunities.

As a result of our innovative business model, which is based on stimulating demand in underserved markets, we believe we are less susceptible to the effects of fare competition involving our main competitors, which fly from the airports in the city of São Paulo. As of June 30, 2017, 25% and 22% of our domestic network overlapped with that of Gol and LATAM, respectively, while Gol’s and LATAM’s networks had an overlap of approximatley 87% with each other. In Campinas, our primary hub, only one out of 52 domestic destinations faced direct competition from Gol or LATAM as of June 30, 2017. While Gol, LATAM or any other airline may enter the markets we currently serve exclusively or which we hold a large market share, we believe that our extensive connectivity allows us to avoid competition in numerous of the markets we serve, in particular from our competitors operating larger aircraft such as Gol and LATAM as it is more difficult to profitably serve new markets with larger aircraft. See “—Route Network.”

Before we started our operations, Gol and LATAM controlled over 90% of the Brazilian airline market in terms of RPK share. From 2008 to 2015, the Brazilian airline market has grown significantly, partially because of (i) our entry into the market, which stimulated demand, and (ii) the organic growth of the market, with more individuals using airline transportation services. As a result, despite the fact that Gol and LATAM lost market share following our entry into the market, the number of passengers transported by both airlines increased in that time period. As of June 30, 2017, we had a 18.4% market share of domestic RPKs, according to ANAC.

The following table provides details with respect to the competition faced on our top routes, based on weekly frequency as of June 30, 2017.

	At June 30, 2017
	Flights per Day
	Azul	Gol	LATAM
Campinas—Belo Horizonte	11	—	—
Campinas—Rio de Janeiro	17	2	—
Campinas—Curitiba	8	—	—
Campinas—Porto Alegre	8	—	—
Belo Horizonte—Rio de Janeiro	8	6	4
Belo Horizonte—Vitória	7	—	2
Belo Horizonte—Montes Claros	4	2	—
Campinas—Cuiabá	5	—	—
Campinas—São Jose do Rio Preto	4	—	—
Campinas—Ribeirão Preto	5	—	—
Salvador—Recife	5	0.2	—

Source: Innovata

In addition to other airlines, our competitors also include companies catering to other forms of transportation, principally bus services. We believe that many of our fares are competitive with the cost of road travel on many of our routes, in particular the discounted fares we offer based on our yield management system for advance purchases.

The barriers to entering the domestic market are relatively low, and we may in the future face competition from potential new market participants on any of our routes.

International

We currently are the only carrier in Viracopos airport that offers non-stop service to the United States and Europe. As we expand our international services to select international destinations, our pool of competitors may increase and we may face competition from Brazilian, American, South American and other foreign airlines that are already established in the international market and that participate in strategic alliances and code-share arrangements. In addition, non-Brazilian airlines may decide to enter or increase their schedules in the market for routes between Brazil and other international destinations, which would also drive up competition.

In 2010, ANAC approved regulations regarding international fares for flights departing from Brazil to the United States and Europe, which gradually removes the previous minimum fares. In 2010, ANAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries, as well as a new open skies policy with the United States. In March 2011, Brazil also signed an open skies agreement with Europe. Although the open skies policies with the United States and Europe were initially expected to come into force in 2015 and 2014, respectively, both policies still lack the necessary approvals from the Brazilian executive branch in order to be considered and ratified by the Brazilian National Congress. These new regulations should increase the number of passengers in South America and may enable the expansion of our international services. On the other hand, we may face further competition on this expanded South American market.

Maintenance

Safety is our core value. Aircraft maintenance, repair and overhaul are critical to the safety and comfort of our customers and the optimization of our fleet utilization. Our maintenance policies and procedures are regulated by FAA, EASA and ANAC requirements, and our aircraft maintenance programs are approved by ANAC and are based on manufacturers’ maintenance planning documents and recommendations. We employ our own experienced qualified technicians to perform line maintenance services rather than relying on third-party service providers. All technicians are certified by ANAC and meet stringent qualification requirements. Our maintenance technicians undergo extensive initial and ongoing training provided by UniAzul and by our aircraft and engine manufacturers to ensure the safety and continued airworthiness of our aircraft. Our training programs are all approved by ANAC.

We have developed a technical operations organization structure and a continuous analysis and surveillance system, or CASS, aimed at achieving the highest level of safety, airworthiness, customer-worthiness, dependability, quality and cost efficiencies of our aircraft fleet. With this in mind, we have established an engineering and quality assurance department that oversees the compliance of all airworthiness requirements, and provides oversight of all maintenance activities in accordance with ANAC regulations and our CASS. Our engineering technical services set the standards and specifications for maintaining our aircraft and engines, monitor the performance reliability of the aircraft systems, engine and components, perform root cause analyses of defects, and forecast long and short maintenance activities. Our engineering and quality assurance crewmembers are trained and qualified in technical and airworthiness management with relevant aircraft type training and certification.

Aircraft maintenance and repair consists of routine and non-routine maintenance work and is divided into two general categories: line maintenance and base maintenance.

Line maintenance consists of routine, scheduled daily and weekly maintenance checks on our aircraft, including pre-flight, daily and overnight checks, any diagnostics and routine repairs and any unscheduled items on an as needed basis. All of our line maintenance is currently performed by our own experienced and certified technicians, primarily in Campinas, Porto Alegre and Belo Horizonte, in addition to other airports we serve.

Base maintenance consists of more complex tasks that cannot be accomplished during an overnight visit and require well equipped facilities, such as hangers. Base maintenance checks are performed following a pre-scheduled agenda and work scope for major checks. The scheduled interval for such major checks is set forth in the ANAC Approved Maintenance Program, and is based on the number of hours flown, landings and/or calendar time. Base airframe maintenance checks (which do not cover engine performance and overhaul shop visits) may normally take from one week to one month to be accomplished, depending on the manpower requirements of the work package, and typically are required approximately every 18 months. Engine performance and overhaul shop visits are performed approximately every three years.

We currently perform all base airframe maintenance checks for our ATR aircraft at our full capability maintenance facility in Belo Horizonte and outsource certain base airframe maintenance checks for our E-Jets and Airbus A330s to TAP Manutenção e Engenharia Brasil S.A., an FAA, EASA and ANAC certified maintenance, repair and overhaul provider in Brazil. We plan to outsource the base airframe maintenance checks on our next-generation Airbus A320 neo aircraft fleet to a qualified FAA, EASA and ANAC certified maintenance provider through a competitive bidding process.

We hold concessions for three hangars at our ATR full capability maintenance center in Belo Horizonte, where we perform airframe heavy checks, line maintenance, painting and interior refurbishment of our ATR aircraft. We also own one hangar in Manaus and Cuiabá for E-Jets and ATR line maintenance. In addition, we expect to build a full capability maintenance center for our E-Jets and Airbus aircraft at Viracopos airport by the end of 2018.

Our strategy is to outsource all engine repair, performance restoration and overhaul shop visit maintenance to qualified third parties. As such, we have entered into the following long-term flight hour agreements with the following parties; such agreements require us to make monthly payments (except as noted for Pratt & Whitney) based on utilization and, in turn, these agreements transfer certain risks to the third party provider:

a)	General Electric, or GE, the manufacturer of the CF34 engines installed on our E-Jet aircraft fleet—A power-by-the-hour agreement expiring in 2023 which provides for comprehensive engine repair, performance restoration, overhaul, engine condition monitoring and diagnostics management of the CF34 engine fleet. Under this agreement, GE has equipped its GE Celma plant to perform our engine maintenance in Petrópolis near Rio de Janeiro since September 2012, resulting in a significant reduction in turnaround time and engine spares inventory, and avoiding the cost of shipping engines to the United States for maintenance.

b)	Rolls-Royce, the manufacturer of the Trent 700 engines installed on our A330 wide-body aircraft fleet—A power-by-the-hour agreement (Total Care) expiring in 2023 which provides for comprehensive engine repair, performance restoration, overhaul, engine condition monitoring and diagnostics management of the Trent 700 engine fleet.

c)	Pratt & Whitney Canada, manufacturer of the PW127 engines installed on our ATR 72-600 aircraft fleet—A time and material contract capped at a certain amount which covers the repair and overhaul of the PW 127 engine fleet with the maintenance work being accomplished at Pratt & Whitney approved partnership facilities in Brazil.

d)	CFM International, the manufacturer of the Leap 1A engines installed on our next-generation Airbus A320neo aircraft fleet—A power-by-the-hour twelve year agreement covering the repair, performance restoration, overhaul, engine conditioning monitoring and diagnostics management of the Leap 1A engine fleet.

To support the maintenance of our aircraft, we have entered into component flight hour services program agreements with various industry leading specialists in the supply, exchange, repair, and lease of commercial aircraft repairable spares. These programs provide us with comprehensive inventory solutions for component repair, on-site inventory and access to spare parts exchange pools for our ATR, E-Jets, A320 and A330 aircraft fleets. Such programs allow us to optimize our component maintenance costs, improve our cash flow forecasting and achieve the high standards of component reliability required to maximize our aircraft availability. These agreements require us to make monthly payments based on flight hours, and in turn, the agreements transfer certain risks related to the supply and repair of component parts to the third-party service provider.

We have entered into the following long-term component flight hour agreements with the following parties:

a)	ATR—An agreement expiring in 2018 which covers the component repair, on-site inventory and access to a spare parts exchange pool for our ATR72-600 aircraft fleet.

b)	Embraer—An agreement expiring in 2022 which covers the component repair, on-site inventory and access to a spare parts exchange pool for our E-Jet aircraft fleet.

c)	Airbus—An agreement expiring in 2028 which covers the component repair, on-site inventory and access to a spare parts exchange pool for our A320 aircraft fleet.

d)	Lufthansa—An agreement expiring in 2019 and covers the component repair, on-site inventory and access to a spare parts exchange pool for our A330 aircraft fleet.

In addition, on July 5, 2016, Azul Linhas and Airbus entered into a long-term component flight hour agreement, by which Airbus agrees to provide Azul Linhas with access to an on-site stock of parts and components, access to an exchange pool of parts and components, maintenance services, engineering services, and logistics assistance for its Airbus 320neos aircraft fleet.

Safety and Quality

We are committed to the safety and security of our customers and crewmembers and are certified by the IATA Operational Safety Audit (IOSA), an internationally recognized quality and safety evaluation system designed to assess the operational management and control systems of an airline. We maintain an Operational Safety Team, divided into four departments: (i) Prevention (ii) Investigation, (iii) Operational Quality, and (iv) Security and Crisis Management and Humanitarian Assistance. All of our safety and quality team members have significant international experience in the airline industry and some of them have previously worked at international airlines and Embraer, which provides them not only with knowledge of airline safety and quality systems, but also familiarity with the fleet we operate.

The Prevention and Investigation departments are responsible for managing safety programs as conducting the Safety Report (voluntary and mandatory), the Human Factors, the Flight Data Monitoring (FDM/FOQA) and LOSA (Line Oriented Safety Audit), which maximizes reactive and proactive actions to achieve high levels of safety. All of our aircraft are included in the Maintenance Operations Quality Assurance System, a troubleshooting and health programs that monitors performance and aircraft engine trends. This department follows all activities related to the Safety Management System, or SMS, including the SMS standards established by ANAC, which follows the highest recognized safety standards in the world. Brazil is ranked in Category 1 in flight safety standards by the International Civil Aviation Organization, which is the same classification held by the United States and Canada. See “Regulation.”

The Operational Quality department conducts audits and inspections in all operational areas in accordance with a Quality Management System. These stringent standards and requirements are key to assuring the very highest levels of safety and quality throughout the operational areas.

The Crisis Management and Humanitarian Assistance department trains and maintain a Special Assistance Team, composed of volunteers that are trained for emergency situations. This department also conducts regular drills, trainings and relevant media training along with our Communications Office.

The Security department focuses on the protection of aviation operations against acts of unlawful interference in compliance with TSA and ANAC security protocols and is also responsible for the security of executives and VIP customers, as well as physical and electronic security at administrative and operational facilities.

We are the first airline in Brazil certified to use dual head-up displays (HUDs), an advanced display of flight, navigation or other information superimposed upon the pilot’s forward field of view, which is currently installed in most of our jets. In addition to this advanced safety feature, the majority of our fleet is equipped with electronic flight bags, an electronic information management device that helps flight crew perform flight management tasks safely. We believe we are the only airline in Brazil with onsite access to flight simulators with full flight capability. We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, perform routine daily line maintenance, and are part of the Embraer Aircraft Integrity Monitoring Program, which provides close monitoring of malfunction trends in systems and components. We also strive to comply with or exceed all health and safety standards. In pursuing these goals, we maintain an active aviation safety program, which all our personnel are expected to participate in and take an active role in the identification, reduction and elimination of hazards.

Our ongoing focus on safety and quality are reflected in the training of our crewmembers, who are provided with the appropriate tools and equipment required to perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of our operations, including flight operations, maintenance, dispatch, and station operations.

Employees

We believe that the quality of our employees, whom we refer to as crewmembers, impacts our success and growth potential. We believe we have created a strong service-oriented company culture, which is built around our values of safety, consideration, integrity, passion, innovation and excellence. We are dedicated to carefully select, train and maintain a highly productive workforce of considerate, passionate and friendly people who serve our customers and provide them with what we believe is the best flying experience possible. We reinforce our culture by providing an extensive orientation program for new crewmembers and instill in them the importance of customer service and the need to remain productive and cost efficient. Our crewmembers are empowered to not only meet our customers’ needs and say “yes” to a customer, but to also listen to our customers and solve problems.

We communicate regularly with all of our crewmembers, keeping them informed about events at our offices and soliciting feedback for ways to improve teamwork and their work environment. We conduct an annual crewmember survey and provide training for our leadership that focuses on crewmember engagement and empowerment. In addition, each of our executives adopts a city and is responsible for meeting with crewmembers on a periodic basis. Our executives are also expected to interact with our customers when traveling to obtain feedback and suggestions about the Azul experience.

We aspire to be the best customer service company in Brazil and, as a result, we believe our crewmembers are more likely to recommend us as a place to work to a friend or relative. We have good relations with our crewmembers and we have never experienced labor strikes or work stoppages.

We are focused on increasing the efficiency and productivity of our crewmembers. As of June 30, 2017, we had 87 FTEs per aircraft, compared with 145 for Gol. The following table sets forth the number of our crewmembers per category and the number of FTEs per aircraft at the end of the periods indicated:

	For the six months ended June 30,	At December 31,
Crewmembers	2017	2016	2015	2014
Pilots	1,531	1,525	1,560	1,524
Flight attendants	2,328	2,150	2,161	2,097
Airport personnel	2,843	2,752	2,798	2,841
Maintenance personnel	1,744	1,724	1,790	1,764
Call center personnel	862	862	876	984
Others	1,375	1,298	1,348	1,291

Total	10,683	10,311	10,533	10,501

End-of-period FTEs per aircraft	87	84	76	76

We provide extensive training for our crewmembers that emphasizes the importance of safety. In compliance with Brazilian and international IATA safety standards, we provide training to our pilots, flight attendants, maintenance technicians, managers and administrators and customer service (airport and call center) crewmembers. We have implemented employee accountability initiatives both at the time of hiring and on an ongoing basis in order to maintain the quality of our crew and customer service. We currently operate four flight simulators, have an extensive training program at UniAzul, our training facility adjacent to Viracopos airport (see “—Airports and Other Facilities and Properties—Other Facilities and Properties” and “—Safety and Quality”).

A national union represents all airline employees in Brazil. However, we do not have a direct collective bargaining agreement with any labor unions. Binding negotiations in respect of cost of living, wage and salary increases are conducted annually between the national union and an association representing all of Brazil’s airlines. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. In addition, we have no seniority pay escalation. Since our FTEs per aircraft is lower than that of our main competitor, any wage increases have a lower impact on us, thus making labor costs less significant to our operations. As a result, we believe our results of operations are less affected by labor costs than those of our main competitor.

Our compensation strategy is competitive and meant to retain talented and motivated crewmembers and align the interests of our crewmembers with our own. Salaries, wages and benefits paid to our crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, psychosocial assistance under our Anjo Azul program, school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), salary-deduction loans, bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries, wages and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.

To motivate our crewmembers and align their interests with our results of operations, we provide a leadership incentive plan based on the achievement of pre-defined company performance targets (Programa de Recompensa). We also have established a stock option plan for our leadership that vests over a four-year period. See “Management—Stock Option and Restricted Stock Plans.”

Insurance

We maintain insurance policies as required by law and the terms of our aircraft leasing agreements. Our insurance coverage for third party and passenger liability is consistent with general airline industry standards in Brazil and we insure our aircraft against physical loss and damage on an “all risks” basis. We maintain all mandatory insurances coverage for each of our aircraft and additional insurances coverage required by lessors, although liability for war and associated acts, including terrorism, is covered by the Brazilian government. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material loss. For additional information on our insurance coverage, see Note 30 to our audited consolidated financial statements.

Corporate Social Responsibility and Environmental Initiatives

Since inception, we have sponsored several social and environmental initiatives.

We have been engaged in promoting breast cancer awareness since 2010. In addition to educating our crewmembers and local communities about breast cancer, we also have three aircraft painted in pink, the official color of the program, our crewmembers wear pink uniforms during the month of October, which is breast cancer awareness month, and we often utilize our onboard magazine to promote awareness on this cause.

We also have a Corporate Volunteer Program with approximately 1,000 currently volunteering crewmembers which is mostly engaged in social and environmental projects in Brazil. We currently engage in social projects with 12 partner organizations, including Operation Smile, an international nonprofit medical service organization providing cleft lip and palate repair surgeries to children worldwide; and Noisinho da Silva, a Brazilian non-profit organization advocating for the inclusion of disabled children in society. Through Operation Smile, in September 2016, our crewmembers flew 50 health professionals and approximately one ton of medical equipment to the state of Pará to perform approximately 50 cleft lip and palate surgeries on children. In addition to these surgeries, over 70 children who had undergone corrective surgery during our 2015 mission had reevaluation exams. In 2015 and 2016, we partnered with the non-profit organization Vaga Lume to assist communities along the Amazon River by collecting food, preparing meals, reading to children and teenagers in the community, and offering library maintenance training to regional volunteers.

In 2012, we participated in a biofuel research and development study led by Embraer, Boeing and FAPESP and completed a demonstration flight using bio kerosene during the United Nations Rio+20 conference. We also have an in-flight recycling program, and all proceeds derived from this program are invested in social causes.

Intellectual Property

We have registered, applied for registration or renewed licenses for approximately 93 trademarks with the INPI including, among others, the trademarks “VOE AZUL,” “TUDO AZUL,” “AZUL LINHAS AÉREAS BRASILEIRAS,” “AZUL FLEX,” “AZUL PROMO,” “AZUL CARGO DOC,” “AZUL VIAGENS,” and “AZUL CARGO EXPRESS”. Except for “VOE AZUL,” which has had its registration process suspended by the INPI, the other trademarks have been granted.

We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and other domain registrars, including, among others, “voeazul.com.br”, “flyazul.com” and “tudoazul.com”.

We operate software products under licenses from our vendors, including Oracle, Trax, Sabre, Navitaire, Amadeus and Comarch. Under our agreements with Embraer, ATR and Airbus we use their knowledge and proprietary information to maintain our aircraft.

Legal Proceedings

We are subject to a number of proceedings in the Brazilian judicial and administrative court systems, almost all of which relate to civil and labor law claims. We believe these proceedings are normal and incidental to the operation of a business in Brazil. We recognize provisions when (i) we have a present obligation as a result of a past event, (ii) it is probable that an outflow of resources will be required to settle the obligation, and (iii) a reliable estimate can be made of the amount of the obligation. In addition, due to IFRS accounting rules for business combinations, we are also required to record a provision for contingent liabilities originated in TRIP and which are assessed as possible loss. The assessment of the likelihood of loss includes analysis of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system and assessment of internal and external legal counsel.

Our contingency policy is based on fixed and pre-established criteria for provisions connected to pending litigation proceedings before small claims court. For pending litigation proceedings before civil courts, the ascertainment of amounts under dispute is based on the amount the plaintiff has attributed to such dispute (subject to a R$30,000 limit for material damages and a R$5,000 limit for pain and suffering). As a result of these circumstances and subject to the possibility of further in-house counsel review of such provisions during the course of proceedings, the official provisioned amounts may not correspond to the effective amounts under dispute.

As of June 30, 2017, we are party to approximately 7,826 civil claims of various types (deemed “active” under our criteria, which does not consider claims in which agreements were entered into or claims that are in their closing stage), in which the original aggregate amount claimed is approximately R$196.3 million. We have provisioned a total of R$47.6 million in respect of these civil claims. In addition, we are party to 2,879 legal proceedings relating to labor law issues of various types, for which the aggregate amount claimed is approximately R$311.3 million. We have provisioned a total of R$23.9 million in respect of these labor law proceedings.

The Labor Prosecution’s Office has recently filed a lawsuit against us claiming that we have allegedly violated certain labor regulations, including limitations on daily working hours and rest periods. It claims approximately R$66 million in punitive damages. It also requested the grant of an injunction limiting overtime and enforcing legally required breaks, under penalty of R$5,000 per breach. The lawsuit has been suspended and we are in the process of negotiating a Conduct Adjustment Agreement (TAC) with the Labor Public Prosecutor’s Office. We classify the probability of a loss as possible but expect our ultimate liability to be significantly lower than the amount originally claimed, limited to donations or values related to the TAC.

We are subject to approximately 30 lawsuits filed by the Public Prosecutor’s Office which have the potential to affect our business models because the majority of these lawsuits challenges day-to-day aspects of our business, including, but not limited to, plane ticket fares, no-show fees, rescheduling fees, contractual fines and the treatment of individuals with special needs. Of these lawsuits, eight relate to compliance with the Free Pass Law (Lei do Passe Livre), which essentially aims at compelling us to ofer free travel to individuals with special needs and individuals who are demonstrably poor by making two seats available on each interstate flight. The Superior Court of Justice has joined these eight lawsuits into one proceeding.

We are subject to five tax claims related to taxes of approximately R$5.7 million allegedly payable on imports of aircraft, flight simulators and aircraft parts. We believe, on the advice of counsel, that the chance of loss with respect to these proceedings is remote and have therefore not recorded any provisions in this regard. Additionally, we have provisioned a total of R$2.7 million with respect to four tax claims, which represent probable losses.

As of June 30, 2017, we are also a party to 118 judicial and administrative tax proceedings, in which the aggregate amount claimed was approximately R$195.4 million. Our attorneys have classified (i) 15 of these proceedings, representing approximately R$67.2 million of the abovementioned amount, as having a remote chance of loss, (ii) 102 of these proceedings, representing approximately R$127.3 million of the same abovementioned amount, as having a possible chance of loss, and (iii) one of these proceedings, representing approximately R$1.8 million, as having a probable chance of loss. We have recorded a provision for the entire amount of this last proceeding.

We are the defendant in a tax foreclosure filed by the Brazilian federal government to collect air navigation fees relating to the period from January 2014 to March 2014, in the total amount of R$82.6 million. We posted a judicial bond to cover such debts and have filed its defense, which is still pending judgment. Our attorneys consider that losses with respect to this proceeding are not probable and we have therefore not recorded any provisions in this regard.

On August 8, 2016, we filed an annulment action together with LATAM requesting the annulment of a decision issued by CADE imposing a fine of R$9.7 million to both LATAM and us because of the late merger filing by the parties notifying the existence of a code-share agreement between LATAM and TRIP in effect from 2004 until 2013. We have posted a judicial bond in the amount of R$7.7 million to guarantee our payment of this fine in the event of a decision that is adverse to us.

We are the defendant in a collection action initiated by Aeroportos Brasil in July 2017. This proceeding relates to the noncompliance of contractual obligations by Aeroportos Brasil in connection with the construction of the new terminal at Viracopos airport and, as a result, our retention of 40% of the airport landing tariffs since February 2017. An injunction was granted to Aeroportos Brasil for the retention of 20% of the tariff revenues due to Aeroportos Brasil and 20% of the court deposit. On August 7, 2017, Azul was able to avoid a court deposit of 20% of the tariff revenues since the court accepted a judicial bond alternatively until the appeal was judged. On August 24, 2017, we appealed and counterclaimed requesting the immediate completion of the construction of the new terminal and, alternatively, the payment by Aeroportos Brasil of the amounts owed due to the non-completion of such construction as well as material damages.

We believe that the outcome of the proceedings to which currently we are a party will not, individually or in the aggregate, have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Pursuant to our bylaws and Brazilian corporate law, we are managed by a board of directors (Conselho de Administração) and a board of executive officers (Diretoria). In addition, our bylaws also provide for the establishment of a non-permanent fiscal council (Conselho Fiscal), a permanent audit committee (Comitê de Auditoria), a permanent compensation committee (Comitê de Remuneração) and a permanent corporate governance committee (Comitê de Governança). We are also subject to certain rules related to our management pursuant to the regulations of Level 2 segment of B3, as described further below.

Board of Directors

Our board of directors is responsible for, among other things, establishing our overall strategy and general business policies, supervising management, electing and removing our executive officers, and appointing our independent auditors. Our bylaws determine that our board of directors shall be composed of five to 14 members.

The members of our board of directors are elected at a shareholders’ meeting in accordance with the terms and conditions of our bylaws, Brazilian corporate law, Post-IPO Shareholders’ Agreement, dated September 1, 2017, entered into by and among holders of our common shares, Hainan and Calfinco, and the regulations of the Level 2 segment of B3. The members of our board of directors are elected for terms of two consecutive years and can be re-elected and removed at any time by our shareholders at a shareholders’ meeting. In addition, pursuant to our bylaws, the chairman of the board of directors will be appointed by our shareholders at a general shareholders’ meeting.

Pursuant to Brazilian corporate law, holders of preferred shares (with no voting rights or restricted voting rights) representing at least 10% of the total capital stock have the right to elect one member to the board of directors, except if the bylaws of the company already provide the right of holders of preferred shares to elect one member of the board of directors. Pursuant to our bylaws, holders of our preferred shares have the right to elect two members to the board of directors in a separate voting process. In addition, minority shareholders whose interest in our common shares represent a minimum of 15% of our total voting capital stock have the right to elect one director in a separate voting process.

Pursuant to the Post-IPO Shareholders’ Agreement,

•	as long as TRIP’s former shareholders hold (i) more than 20% of our common shares, they will have the right to appoint three directors among them as a single shareholding block; (ii) between 10% and 20% of our common shares, they will have the right to appoint two directors; and (iii) between 5% and 10% of our common shares, they will have the right to appoint one director;

•	as long as Calfinco holds at least 50% of the preferred shares that were held by Calfinco as of August 3, 2016, Calfinco will have the right to appoint one director;

•	as long as Hainan holds (i) at least 20% of the economic interest in the Company and owns the largest percentage of economic interest in the Company, taking account of TRIP’s former shareholders as a single shareholding block, Hainan will have the right to appoint three directors; (ii) at least a 10% economic interest in the Company, Hainan will have the right to appoint two directors; and (iii) between 5% and 10% of the economic interest in the Company, Hainan will have the right to appoint one director; and

•	the remaining directors must be appointed by David Neeleman, provided that at least two directors are independent, according to the regulations of the Level 2 segment of B3, and the majority of the directors are Brazilian citizens, to the extent required by applicable Brazilian law or governmental authorities.

Currently, our board of directors is composed of 13 members, elected in accordance with the Post-IPO Shareholders’ Agreement, three of whom were appointed by TRIP’s former shareholders, one of whom was appointed by Calfinco, three of whom were appointed by Hainan, and four of whom were appointed by David Neeleman. Eleven members of our board of directors are independent members, according to the regulations of the Level 2 segment of B3. On October 21, 2016, ten of the members of our board of directors were re-elected and three were newly appointed.

Under our bylaws and in conformity with regulations of the Level 2 segment of B3, at least two or 20%, whichever is greater, of the members of our board of directors must be independent, and must be expressly identified as so at the time of election. Pursuant to Brazilian corporate law, members of our board of directors who are also shareholders of the company may not vote in any shareholders’ meetings or vote in any decision regarding any transaction in which there is a conflict of interest with such member.

The Level 2 segment of B3 rules also require that all members of our board of directors execute a management compliance statement as a prerequisite for service on the board. Consistent with this statement, our directors are personally liable for our compliance with the terms of the Level 2 segment of B3 Participation Agreement, including the Market Arbitration Chamber Rules (Câmara de Arbitragem do Mercado) and the Level 2 rules. For more information, see “Market Information—Corporate Governance Practices and the Level 2 Segment of B3.”

Pursuant to Brazilian corporate law, the members of our board of directors are prohibited from taking any actions, including the deliberation of such actions during a meeting of the board of directors, in which he or she has a conflict of interest with us. In accordance with this law, our bylaws prohibit the election to our board of directors of someone who has or may have a conflict of interest, except when such conflict of interest is disregarded through a shareholders’ meeting. In addition, if a conflict of interest arises after the election of a member of our board of directors, such member may not exercise his or her right to vote and may not access information or participate in board of directors meetings related to such conflict of interest.

All decisions made by our board of directors are made by majority vote of those members present at the relevant meeting. Pursuant to our bylaws, our board of directors is required to meet at least once each quarter, and whenever corporate interests require such meeting.

Commencing in 2017, we expect to pay our board of directors a fixed aggregate compensation amount totaling approximately US$1.4 million, excluding stock options, for services rendered. The lowest compensation to be received by a member of our board of directors in 2017 is expected to be US$75,000 and the highest compensation to be received by a member of our board of directors in 2017 is expected to be US$259,747. The members of our board of directors are also granted stock options as a long-term incentive, see “—Stock Option and Restricted Stock Plans.” As of the date of this prospectus, Haoming Xie, Neng Li and Stewart Smith, all originally elected to our board of directors on October 21, 2016 on behalf of Hainan, have not yet received compensation as they are not yet registered with the Ministry of Finance. In addition, as a benefit, our directors receive passenger tickets on our flights.

As of the date of this prospectus, we do not have any contractual arrangements, insurance policies or other instruments structuring compensation or indemnification mechanisms for our directors in the event of dismissal or retirement.

The table below sets forth the name, title, election date, expiration date of the term of office, and the date of birth of each of the current members of our board of directors:

Name	Title	Election Date(1)	Mandate Term	Date of Birth
David Neeleman	Chairman	October 21, 2016	April 19, 2019	October 16, 1959
José Mario Caprioli dos Santos	Member	October 21, 2016	April 19, 2019	July 11, 1971
Sérgio Eraldo de Salles Pinto	Independent Member(2)	October 21, 2016	April 19, 2019	September 24, 1964
Carolyn Luther Trabuco	Independent Member(2)	October 21, 2016	April 19, 2019	April 15, 1969
Gelson Pizzirani	Independent Member(2)	October 21, 2016	April 19, 2019	July 18, 1951
Renan Chieppe	Independent Member(2)	October 21, 2016	April 19, 2019	April 6, 1962
Decio Luiz Chieppe	Independent Member(2)	October 21, 2016	April 19, 2019	May 14, 1960
John Ray Gebo	Independent Member(2)	October 21, 2016	April 19, 2019	May 19, 1970
Henri Courpron	Independent Member(2)	October 21, 2016	April 19, 2019	March 2, 1963
Michael Lazarus	Independent Member(2)	October 21, 2016	April 19, 2019	May 20, 1955
Haoming Xie	Independent Member(2)	October 21, 2016	April 19, 2019	September 15, 1974
Neng Li	Independent Member(2)	October 21, 2016	April 19, 2019	October 21, 1980
Stewart Smith	Independent Member(2)	October 21, 2016	April 19, 2019	December 4, 1946

(1)	Refers to date of most recent election.
(2)	Independent according to the regulations of the Level 2 segment of B3.

The business address of each member of our board of the directors is Edifício Jatobá, 8th floor, Castelo Branco Office Park, Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

The following discussion contains summary biographical information relating to each of the members of our board of directors:

David Neeleman, a dual Brazilian and U.S. citizen, is the Chairman of our board of directors and served as Chief Executive Officer until July 2017 since he founded Azul in January 2008. Prior to Azul, Mr. Neeleman founded JetBlue, where he held the position of Chief Executive Officer from 1998 to 2007 and Chairman of the board of directors from 2002 to 2008. Mr. Neeleman’s career in the airline industry began in 1984 when he co-founded Morris Air. As president of Morris Air, he implemented the industry’s first electronic ticketing system and pioneered a home reservationist system that is now the foundation of JetBlue’s call center. Mr. Neeleman sold Morris Air in and took the electronic ticketing to Open Skies. He sold Open Skies to Hewlett Packard in 1999. Mr. Neeleman was also co-founder of WestJet Airlines and served as a member of its board of directors from 1996 to 1999. Mr. Neeleman is also part of a consortium that initially acquired a controlling interest in TAP through TAP’s privatization in 2015 and is a member of the board of directors of TAP.

José Mario Caprioli dos Santos has been a member of our board of directors since August 15, 2012. Mr. Caprioli was also our Chief Operating Officer from August 15, 2012 to February 18, 2014, when he became our Institutional Relations Officer. Mr. Caprioli was the founder of TRIP, where he served as the Chief Executive Officer from 1998 until February 2013. He is also the Chairman of the Brazilian Airlines Association (ABEAR). Mr. Caprioli holds a bachelor’s degree in business administration from Pontifícia Universidade Católica de Campinas. He also attended a specialization course on public transportation at Universidade de Campinas and a capital markets program at Columbia University.

Sérgio Eraldo de Salles Pinto has been an independent member (according to the regulations of the Level 2 segment of B3) of our board of directors since March 10, 2008. He is the Chief Executive Officer of the Bozano Group. Mr. Salles is also a current board member of Embraer, Mercatto Investimentos, Trapezus Asset Management, BR Investimentos, Ouro Preto Óleo e Gás and Netpoints. In addition to holding these positions, Mr. Salles served as Executive Director of Banco Meridional and was Chairman of Bozano Simonsen Securities of London. Mr. Salles holds a bachelor’s degree in economics and electrical engineering from Universidade de Brasília, a master’s degree in economics from Fundação Getúlio Vargas do Rio de Janeiro, and a master’s degree in business administration from Pontifícia Universidade Católica do Rio de Janeiro.

Carolyn Luther Trabuco has been an independent member (according to the regulations of the Level 2 segment of B3) of our board of directors since March 10, 2008. Ms. Trabuco is a member of the investment team at Manatuck Hill Partners. She was a Senior Vice President at Astenbeck Capital Management LLC and Phibro Trading LLC from 2009 until 2014, where she was responsible for global oil and gas equity analysis. Prior to joining Phibro, Ms. Trabuco worked at Pequot Capital Management as a senior equity research analyst focused on the global resources sector and the Latin America region from 2002 until 2009. She has worked in the financial services industry for over 20 years and has been involved with Azul since its formation in 2008. Ms. Trabuco holds a bachelor’s degree in art history from Georgetown University.

Gelson Pizzirani has been an independent member (according to the regulations of the Level 2 segment of B3) of our board of directors since April 30, 2012. Mr. Pizzirani was a VP of Revenue Management and Fleet Planning at Tam Linhas Aéreas S.A. from 2002 to 2007. Before joining Tam Linhas Aéreas S.A., he held several management positions with different IT companies. Mr. Pizzirani holds a bachelor’s degree in mathematics from the Universidade do Santo André and a master’s degree in strategic management and information technology from Fundação Getúlio Vargas.

Renan Chieppe has been an independent member (according to the regulations of the Level 2 segment of B3) of our board of directors since August 15, 2012 and General Executive Officer of Grupo Águia Branca’s passenger transportation unit since 1994. Mr. Chieppe joined Grupo Águia Branca in 1980. He is also currently the president of the Brazilian Association of Passenger Ground Transportation Providers (Associação Brasileira das Empresas de Transporte Terrestre de Passageiros—ABRATI) and a member of the board of directors of VIX Logística. Mr. Chieppe also served as chairman of the board of TRIP from 2008 to 2012. In 2001, he was elected president of the Espírito Santo State Passenger Transportation Trade Association (Sindicato de Transportes de Passageiros do Estado do Espírito Santo), a position he held for two consecutive terms. Mr. Chieppe holds a degree in business administration from Faculdades Integradas Espírito-Santenses.

Decio Luiz Chieppe has been an independent member (according to the regulations of the Level 2 segment of B3) of our board of directors since August 15, 2012. He is also an Executive Officer for Administration and Finance at Grupo Águia Branca and a member of the board of directors of Vix Logistica S.A. During his career, Mr. Chieppe has held leadership positions at all Grupo Águia Branca companies, including as an executive officer for finance and administration from 1993 through the present day and as the chief executive officer of certain Grupo Águia Branca companies from 1978 to 1993. Mr. Chieppe holds a degree in business administration from the Universidade Federal do Espírito Santo and an executive master’s degree in business administration in finance from IBMEC, a private Brazilian university. He also completed an executive skills, tools and competencies program (STC), at the J.L. Kellogg Graduate School of Management.

John Ray Gebo has been an independent member (according to the regulations of the Level 2 segment of B3) of our board of directors since January 28, 2016. Mr. Gebo is Senior Vice President of Alliances for United and Vice Chairman of the board of directors of the Alliant Credit Union. Mr. Gebo joined United in 2000 and has held several positions of increasing responsibility including Senior Vice President of Financial Planning and Analysis, Managing Director of Revenue Divisions Finance, Managing Director of Corporate Financial Planning, and Head of Investor Relations. Prior to joining United, Mr. Gebo worked at General Motors Corporation in manufacturing engineering. Mr. Gebo currently serves on the board of directors of Copa Holdings, S.A. He received his bachelor’s degree in mechanical engineering from the University of Texas and his master’s degree in business administration from the University of Michigan.

Henri Courpron has been an independent member (according to the regulations of the Level 2 segment of B3) of our board of directors since May 5, 2015. Mr. Courpron is currently the Chairman and Co-Founder of Plane View Partners, a strategic advisory firm for aviation and aerospace management and investments. Mr. Courpron is a member of the board of directors of TAP. He was the CEO of International Lease Finance Corporation (ILFC), one of the largest aircraft financing firms in the world, and President of the Aerospace Division of Seabury Aviation & Aerospace, an advisory and investment banking firm in New York focused on the aviation industry. Prior to that, Henri served a 20-year career with Airbus where he reached the position of Executive Vice President, Procurement at Airbus headquarters in Toulouse, France and held a number of other executive positions, including President and Chief Executive Officer of Airbus, North America. Mr. Courpron earned his degree in Computer Science from Ecole Nationale Supérieure d’Electrotechnique d’Electronique d’Informatique et d’Hydraulique (ENSEEIHT) in Toulouse, where he specialized in artificial intelligence.

Michael Lazarus has been an independent member (according to the regulations of the Level 2 segment of B3) of our board of directors since February 20, 2013. Mr. Lazarus co-founded Weston Presidio, a private equity firm focused on growth companies, in 1991 and currently serves as one of its Managing Partners. Mr. Lazarus is also a founding partner of Main Post Partners, a San Francisco based growth equity fund. Prior to the formation of Weston Presidio, he served as Managing Director and Director of the Private Placement Department of Montgomery Securities. He was previously the founding Chairman of JetBlue and served on the board of directors for the airline as well as on the boards of directors for Restoration Hardware, Morris Air, Guitar Center, Fender Musical Instrument Corp., Integro, Jimmy John’s LLC, and numerous privately held companies. Michael graduated with a bachelor’s degree in accounting from Grove City College and he is a certified public accountant in the United States.

Haoming Xie has been an independent member (according to the regulations of the Level 2 segment of B3) of our board of directors since October 21, 2016. Mr. Xie joined HNA Group in 1995 and has held positions of Chief Engineer of Maintenance Engineering Department, Officer Director of Security Management of HNA Group and President of Hainan. Mr. Xie graduated from Nanjing University of Aeronautics and Astronautics and majored in Aircraft Environment Control System. Mr. Xie has a multi-year experience in operations and management of civil aviation, and currently acts as Chief Operating Officer of HNA Tourism Group, Co. Ltd.

Neng Li has been an independent member (according to the regulations of the Level 2 segment of B3) of our board of directors since October 21, 2016. Mr. Li is the Chief Supervisor of HNA Group (International) Company Limited. Mr. Li Joined HNA in 2005 and has held several management positions in business development and international business management roles. He also participated in the management of Africa World Airlines as its Vice President and represented HNA in dealing with Africa affairs from 2011 to 2013. In 2013, Mr. Li joined HNA International and focused on HNA’s oversea investment activities. Mr. Li holds a Bachelor’s Degree in Finance from the University of Macau.

Stewart Gordon Smith has been an independent member (according to the regulations of the Level 2 segment of B3) of our board of directors since October 21, 2016. Mr. Smith is Chairman of Bravia Capital since inception in 2002 with involvement in strategic decision making and sitting on the Investment Committee. Prior to joining Bravia Capital, Mr. Smith was Executive Director in DNB Bank ASA London Branch from 1984 to 2001 as Head of Aviation, Structured Financing and Equipment Leasing. Before this he was a Director of Nordic Bank until 1983 specializing in M&A work, asset financing and leasing, In 2001 and 2002 he was acting CFO of Aerospace Technologies, Inc. and over the years he has served as a Non-Executive Director of many companies engaged in aviation, transportation and related financial services. Mr. Smith holds a BA in Accounting and Finance from University of Manchester.

Board of Executive Officers

The members of our board of executive officers are our legal representatives. They are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. Our board of directors is responsible for establishing the roles of each executive officer.

Pursuant to Brazilian corporate law, each member of our board of executive officers must reside and have domicile in Brazil. In addition, up to, at most, one third of the members of our board of directors may hold a position on our board of executive officers.

According to our bylaws, our board of executive officers is composed of two to seven members, who serve for two-year terms and may be reelected. Our bylaws set forth that our board of executive officers must be composed of (i) one chief executive officer; (ii) one chief financial officer, (iii) one institutional relations officer and (iv) up to four additional officers with or without specific designation. In addition, our bylaws establish that one officer must be designated the investment relations officer. Officers may serve in more than one capacity at the same time.

Our executive officers can be removed by our board of directors at any time. Pursuant to the regulations of the Level 2 segment of B3, each executive officer must, prior to taking office, sign an instrument of consent (Termo de Anuência dos Administradores).

Our investor relations department is located in the city of Barueri, state of São Paulo. Alexandre Wagner Malfitani, who is also our Chief Financial Officer, was elected our Investors Relations Officer at the board of directors meeting held on July 24, 2017. The telephone number of our investor relations department is +55 (11) 4831-2880, the fax number is +55 (11) 4134-9890 and its e-mail is invest@voeazul.com.br.

The table below indicates the name, title, date of birth and date of election of each of the current members of our board of executive officers:

Name	Title	Election Date	Mandate Term	Date of Birth
John Peter Rodgerson	Chief Executive Officer	July 24, 2017	January 10, 2019	June 11, 1976
José Mario Caprioli dos Santos	Institutional Relations Officer	January 10, 2017	January 10, 2019	July 11, 1971
Alexandre Wagner Malfitani	Chief Financial Officer Investor Relations Officer	July 24, 2017	January 10, 2019	August 21, 1972
Abhi Manoj Shah	Chief Revenue Officer	January 10, 2017	January 10, 2019	September 27, 1978

The following discussion contains summary biographical information relating to each of the members of our board of executive officers:

John Peter Rodgerson is one of our shareholders and our Chief Executive Officer. He has been our Chief Executive Officer since July 24, 2017. Mr. Rodgerson previously served as our Chief Financial Officer and Investor Relations Officer. Prior to joining Azul, Mr. Rodgerson served as the Director of Planning and Financial Analysis at JetBlue from 2003 to 2008. Before JetBlue, he worked for IBM Global Services from 2001 to 2003. Mr. Rodgerson holds a bachelor’s degree in finance from Brigham Young University.

Alexandre Wagner Malfitani is our Chief Financial Officer and Investor Relations Officer. Mr. Malfitani previously served as the head of our TudoAzul loyalty program and our Director of Finance and Treasurer. Mr. Malfitani joined Azul in 2008 as one of the airline’s founding members. Before joining Azul, Malfitani worked from 2003 to 2008 at United Airlines in Chicago, and occupied the position of managing director of treasury. Before that, he worked for five years in the finance industry, including as fund manager at Deutsche Bank and trader at Credit Agricole Indosuezez.

José Mario Caprioli dos Santos is our Institutional Relations Officer. For a summary of Mr. Caprioli’s business experience and other biographical information, see “—Board of Directors” above.

Abhi Manoj Shah is our Chief Revenue Officer and one of the founding members of Azul. Prior to joining Azul in 2008, Mr. Shah worked at JetBlue from 2004 to 2008 and at the Boeing Company from 2000 to 2004. Mr. Shah holds a bachelor’s degree in aerospace engineering from the University of Texas and a master’s degree in aerospace engineering from the University of Washington.

Fiscal Council

Pursuant to Brazilian corporate law, a fiscal council is a corporate body independent from a company’s management and independent auditors. A fiscal council may be either permanent or non-permanent. Although we have not elected any fiscal council members as of the date of this prospectus, we currently have a non-permanent fiscal council as required by law, which may be installed at any time at the request of shareholders, as described below. If installed, the primary responsibilities of our fiscal council would include monitoring management activities, reviewing our financial statements each quarter, and reporting its findings to our shareholders. If installed, fiscal council members would be entitled to annual compensation in the form of a fixed salary.

The fiscal council, if installed, will be composed of five members who are residents of Brazil and their respective alternates. Under Brazilian corporate law, a non-permanent fiscal council may be installed at the request of shareholders representing at least (i) 10% of the outstanding common shares or (ii) 5% of the preferred shares and, once installed, the fiscal council will serve until the first annual shareholders’ meeting following its establishment. Pursuant to CVM rules, listed corporations with outstanding capital stock valued at more than R$150 million, such as us, may reduce these percentages to (i) 2% of the outstanding common shares or (ii) 1% of the preferred shares. In addition, each group of preferred shareholders (irrespective the percentage of shares held) and minority shareholders representing a minimum of 10% of or outstanding common shares is entitled to elect one fiscal council member and the corresponding alternate by a separate vote. In this case, our controlling shareholders may elect the same number of council members as the minority shareholders (common and preferred), plus one. The fiscal council may not include members of our board of directors or our board of executive officers, employees of controlled companies or any company from within our economic group, or relatives of our managers. Brazilian corporate law requires each fiscal council member to receive as compensation an amount equal to at least 10% of the average individual annual salary of executive officers, excluding benefits and other allowances, or profit-sharing arrangements. Fiscal council members are further required to comply with the rules of the Level 2 segment of B3.

Compensation Committee

Our compensation committee is composed of three members who are elected by our board of directors two of which shall be independent members of the board of directors, according to the regulations of the Level 2 segment of B3. Our compensation committee’s principal responsibilities include: (i) reviewing corporate goals, (ii) evaluating certain executive compensation arrangements as well as the performance of key executives, and (iii) recommending compensation, incentive-compensation and stock option and restricted stock plans to the board of executive officers. The current members of our compensation committee are David Neeleman, Sérgio Eraldo de Salles Pinto and Carolyn Luther Trabuco, all of whom are directors of our company. Their mandates are for an unlimited duration, until the board of directors replaces them. The members of our compensation committee are entitled to annual compensation in the form of a fixed salary. As a foreign private issuer, we are not required to comply with the SEC rules applicable to compensation committees. For more information, see “Principal Differences between Brazilian and U.S. Corporate Governance Practices.”

Audit Committee

Our audit committee is composed of three members who are elected by our board of directors. The members shall be appointed for a two-year term of office, being permitted reelection, with a limit of ten consecutive years in office. Upon reaching the ten consecutive year limit, members will become eligible to serve on this committee again after three years from the end of his last term of office. The audit committee is responsible for: (i) advising our board of directors regarding the selection of independent auditors, (ii) reviewing the scope of the audit and other services provided by our independent auditors, (iii) evaluating and monitoring related party transactions and (iv) evaluating our internal controls, among other things. The members of our audit committee are Gelson Pizzirani, José Mario Caprioli dos Santos and Sérgio Eraldo de Salles Pinto (coordinator). Sérgio Eraldo de Salles Pinto and Gelson Pizzirani are independent members of the audit committee under applicable SEC and NYSE rules. Within one year following the completion of this global offering, we expect that all members of our audit committee will either satisfy the independence requirements of the SEC and NYSE applicable to audit committees of foreign private issuers or will qualify for an exemption under applicable rules, with the Rule 10A-3 exemption. At least one member of the audit committee will be an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act. The members of our audit committee are entitled to annual compensation in the form of a fixed salary.

Corporate Governance Committee

Our corporate governance committee was created on December 23, 2013 and is composed of three members who are elected by our board of directors. At least two members of the corporate governance committee shall be independent members of the board of directors, according to the regulations of the Level 2 segment of B3. The members of our corporate governance committee are Renan Chieppe, Michael Lazarus (coordinator) and Gelson Pizzirani. Our corporate governance committee’s principal responsibilities include: (i) recommending to the board of directors a set of corporate governance guidelines applicable to us and supervising its enforcement, (ii) reviewing and approving our code of business conduct and ethics (which provides specific rules for the identification and administration of conflicts of interest applicable to all of our employees and our board of directors) on an annual basis, (iii) reviewing and expressing its opinion about potential conflicts of interest among members of the board of directors and us, considering, as applicable, the Regulation and to the Self-Regulatory Code on Mergers and Acquisitions issued by the Brazilian Takeover Panel (Comitê de Aquisições e Fusões – CAF), or the Panel Code, and (iv) expressing an opinion about (a) the sale or transfer of our fixed assets in amounts, in reais, equivalent to or higher than 3% of the net earnings recorded in our financial statements, converted by the PTAX-800 rate of the day of the transaction, whenever such transactions are outside the ordinary course of business of a company operating in the same industry wherein we operate; (b) any transaction between our shareholders, officers or related parties, their respective spouses, ascendants, relatives up to the third degree, its controlling entities, or persons under common control, on the one side, and us or our subsidiaries, on the other side, whenever such transactions are outside the ordinary course of business of a company operating in the same industry wherein we operate; and (c) contracting any financial obligation not provided for in our annual plan or budget or our subsidiaries’, whose amount, in reais, is higher than US$200.0 million, converted by the PTAX-800 rate of the day of the transaction. In relation to these responsibilities, our corporate governance committee is in the process of analyzing and proposing a related party transactions policy to further govern potential conflicts of interests between us and our board of directors. The members of our corporate governance committee are entitled to annual compensation in the form of a fixed salary.

Common Shares Held Directly or Indirectly by our Directors and Executive Officers

As of the date of this prospectus, David Neeleman, who is the chairman of our board of directors and our CEO, holds directly and indirectly 622,406,638 of our common shares, representing 67% of the common shares of our capital stock, José Mario Caprioli dos Santos, one of our directors and Institutional Relations Officer, indirectly holds 35,671,076 of our common shares, representing 3.01% of our capital stock. Decio Luiz Chieppe and Renan Chieppe, our directors, indirectly hold 55,418,894 of our common shares, representing 4.68% of our capital stock.

Management Compensation

Our executive officers are entitled to compensation consisting of a fixed and variable component. The monthly fixed compensation paid to our management is based on market practices and surveys prepared by an independent consulting firm and consist of thirteen monthly payments per year. Such amounts are subject to annual adjustment. The variable component consists of bonus, stock and restricted stock options, as further described below.

Short-term variable compensation is based on targets that, if reached, entitle the officer to an annual bonus based on his or her individual performance. The targets are established at the beginning of the year based on our strategic plan. The main performance indicators considered for purposes of variable compensation are operating efficiency, financial performance, customer satisfaction, fuel efficiency, cost per ASK and the satisfaction of our crewmembers. For managers, half of the short-term variable compensation is based on our performance, and the other half is based on the individual’s performance. For officers, 75% of the short-term variable compensation is based on our performance, and 25% is based on the individual’s performance. On the other hand, our long-term variable compensation involves the grant of stock and restricted stock options. In addition, our officers receive benefits in line with market practices, which include medical, dental and life insurance, meal vouchers and passenger tickets on our flights.

Only the independent members of our board of directors, according to the regulations of the Level 2 segment of B3, receive compensation for their service through either a monthly fixed amount or a fixed amount per meeting attended.

Certain of our executives receive additional benefits, such as an allowance package for school fees and housing for our expatriate executive officers. Under this package, Azul Linhas has given a guarantee of rent and other payments under three lease agreements for family housing in Brazil. In addition, our directors, officers and non-statutory officers are entitled to free airline tickets for their immediate family.

The aggregate compensation expense incurred to our directors, executive officers and officers in the six months ended June 30, 2017 and in the year ended December 31, 2016 was R$25.0 million and R$34.6 million, respectively, excluding stock options.

Stock Option and Restricted Stock Plans

We have stock option and restricted stock plans for key personnel, including our officers, certain managers and other key crewmembers. Beneficiaries of the plans receive options to purchase preferred shares and/or restricted units, allowing them to participate in the long-term achievements of our company through share ownership, with the aim of stimulating alignment with and commitment to achieving our corporate strategies and goals. The beneficiaries of our stock option and restricted stock plans are selected by our compensation committee.

On December 11, 2009, we established our first stock option plan, which consists of three programs:

•	The first program was established on December 11, 2009 and terminated on December 31, 2010. The options granted to each beneficiary under this first program vested in 48 equal monthly installments. The vested, options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$3.42 per preferred share. On December 11, 2009, our compensation committee authorized the issuance of 2,859,200 preferred options (5,718,400 preferred options after giving effect to the two-for-one stock split on February 23, 2017) for our officers, executives and key employees.

•	The second program, which extends to our statutory and non-statutory officers, was established on March 24, 2011. The options granted to each beneficiary under this second program vested in 48 equal monthly installments and authorized the issuance of 824,000 preferred class A options (1,648,000 preferred options after giving effect to the two-for-one stock split on February 23, 2017). The vested options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$6.44 per preferred share, which was calculated based on a valuation of our shareholders’ equity at the time. Due to the granting of additional options under this program, the Special Shareholder’s Meeting held on April 27, 2011 approved an amendment to our charter authorizing a capital increase and a limit of 3,683,200 preferred shares (7,366,400 preferred shares after giving effect to the two-for-one stock split on February 23, 2017); however, only 786,000 preferred options (1,572,000 preferred options after giving effect to the two-for-one stock split on February 23, 2017) were granted under this second program.

•	The third program was established on April 5, 2011, authorizing the issuance of 342,800 preferred class A options (685,600 preferred options after giving effect to the two-for-one stock split on February 23, 2017), which were remaining from the first program. The options granted to each beneficiary under this third program vested in 48 equal monthly installments. The vested options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$6.44 per preferred share, which was calculated based on a valuation of our shareholders’ equity at the time.

As of June 30, 2017, no options have been exercised under this stock option plan, due to a lock-up for a period of 90 days after the publication in Brazil of the announcement of commencement of our initial public offering applicable to its beneficiaries. The options granted under this stock option plan were subject to a two-for-one stock split on February 23, 2017.

On June 30, 2014, we established our second stock option plan. The options granted to each beneficiary under the second stock option plan vest in four equal annual installments. The vested options under this plan became exercisable upon the pricing of our initial public offering. The strike price under this second stock option plan shall reflect the par value of our preferred shares in the initial public offering, decreased by a pro rata discount of 0% to 30%, depending on the date of our initial public offering, counted from the beginning of the vesting period, as follows: (i) 0-10% if our initial public offering occurs within 365 days; (ii) 10-20% if our initial public offering occurs from day 366 until day 730; (iii) 20-30% if our initial public offering occurs from day 731 to 1,095; and (iv) a flat 30% if our initial public offering occurs from day 1,096 until 1,460.

There were three programs approved under the second stock option plan:

•	On June 30, 2014, our compensation committee approved the first share-based program, authorizing 1,084,561 options (2,169,122 options after giving effect to the two-for-one stock split on February 23, 2017). The strike price under this program is R$15.16 per preferred share.

•	On July 1, 2015, our compensation committee approved the second share-based program, authorizing 313,905 options (627,810 options after giving effect to the two-for-one stock split on February 23, 2017). The strike price under this program is R$17.27 per preferred share.

•	On July 1, 2016, our compensation committee approved the third share-based program, authorizing 376,686 options (753,372 options after giving effect to the two-for-one stock split on February 23, 2017). The strike price under this program is R$19.37 per preferred share.

As of June 30,2017, no options have been exercised under this second stock option plan, due to a lock-up for a period of 90 days after the publication in Brazil of the announcement of commencement of our initial public offering applicable to its beneficiaries. The options granted under this stock option plan were subject to a two-for-one stock split on February 23, 2017.

On August 9, 2017, our board of directors, upon our compensation committee’s recommendation, approved the following amendments to the second stock option plan: (i) revise the definition of “Compensation Committee” to reflect activities related to the organization, management and construction of the Company’s share incentive plans; (ii) omit references and definitions related to our initial public offering as they are no longer applicable; (iii) reflect the power of our board of directors to approve and amend the Company’s share incentive plans, as well as to awards thereunder; (iv) omit the compensation committee’s obligations with respect to the delivery and execution of restricted stock agreements; (v) for purposes of reflecting the stock split that occurred on February 23, 2017, increase the total number of stock options that may be granted under the second stock option plan from 3,738,364 to 7,476,728 shares; (vi) change the exercise price of each share corresponding to the options granted under the second stock option plan so that it equals the lowest stock price traded in the stock market during the thirty (30) trading sessions prior to the options grant approved by our board of directors; and (vii) change the maximum option exercise period to 10 years from the beginning of the applicable vesting period. These amendments will be submitted for approval by our common shareholders at a general meeting to be held in September 2017.

On March 10, 2017, we established our third stock option plan, authorizing the issuance of options resulting in up to 11,679,389 preferred shares. The beneficiaries of our third stock option plan are certain of our statutory officers, including our Chairman and controlling shareholder David Neeleman. Our board of directors may approve various programs under our third stock option plan and determine the strike price under each program. Our board of directors may also determine if the settlement of the exercise of options should be covered by an increase in our capital stock to issue new shares to be subscribed for by our eligible statutory officers or by treasury shares.

Under each program, our board of directors will determine the granting of options under our third stock option plan for each of our eligible statutory officers based on the achievement of certain milestones to be established by our board of directors with the guidance of our Compensation Committee. In the case of David Neeleman, the granting of options is conditioned on him maintaining a position as an officer or on our board of directors. The options granted to each beneficiary under the third stock option plan vest in five equal annual installments. Once vested, options under this program may be exercised during the 15 day period following the relevant annual vesting date.

As of the date of this prospectus, one program has been approved under the third stock option plan:

•	On March 14, 2017, our board of directors approved the first share based program authorizing options which when exercised will represent 9,343,510 preferred shares. The strike price for the first program is R$11.85 per preferred share.

In addition, our statutory and non-statutory officers are subject to a lock-up period ending on October 10, 2017. See “Risk Factors—Risks Relating to the Global Offering and Our Preferred Shares, Including in the Form of ADSs—The sale of a significant number of our preferred shares, including in the form of ADSs, after the offering may negatively affect the trading price of our preferred shares, including in the form of ADSs”.

The table below shows, as of the date of this prospectus, the total number of stock options granted to all beneficiaries, and the number of options that have already vested, in each case after accounting for the stock splits carried out subsequent to the date of grant:

Stock Option Plans	Total Number/Amount of Stock Options Granted	Number of Stock Options Vested
First Stock Option Plan
First Program	5,032,800	4,953,280
Second Program	1,572,000	1,354,078
Third Program	656,000	581,462
Second Stock Option Plan
First Program	2,169,122	1,751,834
Second Program	627,810	424,139
Third Program	753,372	338,456
Third Stock Option Plan
First Program	9,343,510	641,020

Restricted Stock Units:

On June 30, 2014, we also established our restricted stock units, or RSUs, plan. Under the restricted stock units plan, the participants were granted a fixed monetary amount which would be converted into a quantity of restricted preferred shares equal to the monetary value in the event of an IPO. The restricted stock granted to each beneficiary under the plan vests in four equal annual installments. As of the pricing of our initial public offering, the beneficiaries became vested in the restricted stocks. Prior to our initial public offering, at the end of each year of the vesting period, we paid the beneficiaries in cash the portion corresponding to the value of the restricted stocks already vested, at fair value and without any additions. In 2015 we made payments on the acquired rights of restricted shares granted in 2014 to our statutory officers totaling R$1.25 million, in 2016 we made payments on the acquired rights of restricted shares granted in 2015 to our statutory officers totaling R$1.59 million, and on July 7, 2017, we made payments on the aquired rights of restricted shares granted in 2016 to our statutory officers totaling R$2.09 million.

•	On June 30, 2014, our compensation committee approved the grant of R$10.2 million to the beneficiaries under the RSUs plan. In 2014, the compensation expense based on restricted stock was R$2.8 million.

•	On July 1, 2015, our compensation committee approved the grant of R$6.2 million to the beneficiaries under the RSUs plan. In 2015, the compensation expense based on restricted stock was R$5.0 million.

•	On July 1, 2016, our compensation committee approved the grant of R$7.4 million to the beneficiaries under the RSUs plan. In 2016, the compensation expense based on restricted stock was $5.2 million.

On August 9, 2017, our board of directors, following our compensation committee’s recommendation, approved the following amendments to the RSUs plan: (i) revise the definition of “Compensation Committee” to reflect its activities related to the organization, management and construction of any the Company’s share incentive plans; (ii) omit references and definitions related to our initial public offering as they are no longer applicable; (iii) reflect the power of our board of directors to approve and amend our restricted stock units plans, as well as to grant awards thereunder; (iv) omit the compensation committee’s obligations related to delivery and execution of restrict stock agreements; and (v) for purposes of reflecting the stock split that occurred on February 23, 2017, increase the total number of restricted stock that may be granted under the RSUs plan from 934,591 to 1,869,182. In addition, our board of directors proposed to amend the RSUs plan to include the Company’s option to, at the end of each vesting period of a restricted stock award, at its sole discretion: (a) settle the obligations related to the restricted stock award in cash, or (b) deliver to the award beneficiary the restricted stock held in treasury, through a private transaction. These amendments will be submitted for approval by our common shareholders at a general meeting to be held in September 2017.

The table below shows, as of June 30, 2017, the total number of RSUs and the number of RSUs that have already vested and the number of RSUs that have been fully paid:

Restricted Stock Unit Plan	Granted	Expense Recognized	Paid
	(R$)	(R$)	(R$)
First Program	10,241,076	6,702,491	4,823,913
Second Program	6,180,000	3,305,964	1,535,000
Third Program	7,416,000	2,824,004	0

Directors’ and Officers’ Insurance

Our directors and officers have been covered by liability insurance since our inception. Our current directors’ and officers’ insurance policies, which we entered into on February 10, 2017, are provided by AIG Seguros Brasil S.A. and Argo Seguros Brasil S.A. These policies cover damages or costs in the event our directors or officers suffer losses as a result of a lawsuit for alleged wrongful misconduct while acting in their capacity as directors or officers. The current policies expire on February 10, 2018 and we plan to renew them on such date. In addition, we have entered into indemnity agreements with two of our directors pursuant to which we agree to indemnify and hold each of them harmless for certain losses arising out of their respective positions as directors excluding any willful misconduct, fraud or gross negligence. See “Related Party Transactions—Arrangements with Directors and Officers.”

PRINCIPAL AND SELLING SHAREHOLDERS

The tables below show the numbers of shares and percentage ownership held by (i) each person that is a beneficial owner of 5% or more of each class of our shares, (ii) all of our executive officers and directors as a group, (iii) certain other significant shareholders and (iv) all of our other minority shareholders. For a discussion of the differences in voting and other rights between our common and preferred shares, see “Description of Capital Stock.”

As of the date of this prospectus, 67% of our outstanding common stock was held by one record holder in the United States and approximately 30% of our outstanding preferred shares were held by 22 record holders in the United States, approximately 8% of our outstanding preferred shares were traded in Brazil and 23% of our outstanding preferred shares were held as ADRs.

The following table shows the beneficial ownership of our capital stock as of the date of this prospectus, before this global offering, excluding any stock options outstanding:

Name	Common Shares	Percentage of Outstanding Common Shares	Total Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Capital Stock	Economic Interest
David Neeleman(1)	622,406,638	67.00%	11,438,402	3.60%	50.85%	6.0%
Chieppe family(2)	199,534,491	21.48%	21,429,081	6.75%	17.73%	7.3%
Caprioli family(3)	107,023,929	11.52%	11,683,804	3.68%	9.52%	4.0%
Hainan(4)	—	—	72,672,508	22.88%	5.83%	22.0%
Bozano Group(5)	—	—	27,464,840	8.65%	2.20%	8.3%
Weston Presidio(6)	—	—	17,151,291	5.40%	1.38%	5.2%
TPG Growth(7)	—	—	13,581,246	4.28%	1.09%	4.1%
Zweig DiMenna(8)	—	—	12,426,913	3.91%	1.00%	3.8%
Calfinco(9)	—	—	12,460,814	3.92%	1.00%	3.8%
Peterson Partners(10)	—	—	8,099,220	2.55%	0.65%	2.5%
Azul HoldCo, LLC(11)	—	—	8,220,956	2.59%	0.66%	2.5%
Minority Shareholders(12)(13)	—	—	1,737,512	0.55%	0.14%	0.5%
Executive officers and directors(14)	—	—	375,094	0.12%	0.03%	0.1%
IPO Shareholders	—	—	98,829,585	31.12%	7.93%	30.0%

Total	928,965,058	100.00%	317,571,266	100.00%	100.00%	100.00%

(1)	Consists of shares beneficially owned by David Neeleman. The record holders of these shares are David Neeleman and Saleb II Founder 1 LLC. David Neeleman is a resident of Brazil and his address is Av. Marcos Penteado de Ulhôa Rodrigues, 939, 9th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Barueri, 06460-040, São Paulo, Brazil. David Neeleman is our Chairman. The address for Saleb II Founder 1 LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801. David Neeleman’s economic interest is 7.4%.
(2)	Consists of shares beneficially owned by Renan Chieppe and Decio Luiz Chieppe. The record holders of these shares are Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda. The Chieppe family will sell shares held through Trip Participações S.A., and Rio Novo Locações Ltda. in this offering, assuming that the underwriters’ option to purchase additional shares is exercised in full. The address for Trip Participações S.A. is Rua José Alexandre Buaiz, 300, 17 e 18 andares, Enseada do Suá, CEP 29050-545, Vitória, Espírito Santo, Brazil. The address for Trip Investimentos Ltda. is Rodovia BR 262, km 5, s/n, CEP 29145-901, Cariacica, Espírito Santo, Brazil. The address for Rio Novo Locações Ltda. is Rodovia BR 262, Km 6,3, Sala 208, CEP 29157-405, Cariacica, Espírito Santo, Brazil. Renan Chieppe and Decio Luiz Chieppe are residents of Brazil and their address is Rua José Alexandre Buaiz, 300, Ed. Work Center, 18th floor, Enseada do Suá, Vitória, Espírito Santo, Brazil. Renan Chieppe and Decio Luiz Chieppe are members of our board of directors.
(3)	Consists of shares beneficially owned by José Mario Caprioli dos Santos. The record holder of these shares is Trip Participações S.A. and Trip Investimentos Ltda. The address for Trip Participações S.A. is Rua José Alexandre Buaiz, 300, 17 e 18 andares, Enseada do Suá, CEP 29050-545, Vitória, Espírito Santo, Brazil. The address for Trip Investimentos Ltda. is Rodovia BR 262, km 5, s/n, CEP 29145-901, Cariacica, Espírito Santo, Brazil. José Mario Caprioli dos Santos is a resident of Brazil and his address is Av. Marcos Penteado de Ulhôa Rodrigues, 939, 9th floor, Edifício Jatobá, 06460-040, Tamboré Barueri, São Paulo, Brazil. He is our Institutional Relations Officer and a member of our board of directors.
(4)	The record holder of these shares is Hainan Airlines Holding Co., Ltd., which is a subsidiary of HNA Group Co, Ltd. As HNA Group Co, Ltd. is a privately held company, its beneficial owners are not publicly disclosed or known to us. The address for Hainan Airlines Holding Co., Ltd. is Haikou City, Hainan Province, at HNA Plaza, No.7 Guoxing Road, People’s Republic of China.

(5)	Consists of shares beneficially owned by Julio Rafael de Aragão Bozano. The record holders of these shares are Cia. Bozano, Kadon Empreendimentos S.A. and Bozano Investments LLC. The address for Cia. Bozano, Bozano Investments LLC and Kadon Empreendimentos S.A. is Rua Visconde de Ouro Preto, 5, 11º andar (parte), Botafogo, 22250-180, Rio de Janeiro, Brazil. Julio Rafael de Aragão Bozano is a resident of Brazil and his address is Rua Visconde de Ouro Preto, 5, 11º andar (parte), Botafogo, 22250-180, Rio de Janeiro, Brazil.
(6)	Represents shares held by WP-New Air, LLC, whose sole member is Weston Presidio V, L.P. Michael P. Lazarus and Michael F. Cronin are the managing members of Weston Presidio Management V, LLC, the general partner of Weston Presidio V, L.P. As a result of the foregoing, Mr. Lazarus and Mr. Cronin share voting and dispositive power with respect to the shares held by WP-New Air, LLC. WP-New Air, LLC’s address is c/o Weston Presidio, One Harbor Drive, Suite 300, Sausalito, California 94965. Mr. Cronin is a resident of the United States and his address is c/o Weston Presidio, 200 Clarendon Street, 50th Floor, Boston, Massachusetts 02116. Mr. Lazarus is a resident of the United States and his address is c/o Weston Presidio, One Harbor Drive, Suite 300, Sausalito, California 94965. Mr. Lazarus is a member of our board of directors.
(7)	The record holder of these shares is STAR Sabia, LLC, a Delaware limited liability company, whose sole member is TPG STAR, L.P., a Delaware limited partnership, whose general partner is TPG STAR GenPar, L.P., a Delaware limited partnership, whose general partner is TPG STAR GenPar Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, whose sole member is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and therefore share voting and dispositive power with respect to the shares held by STAR Sabia, LLC. The address of each of TPG Group Holdings (SBS) Advisors, Inc., STAR Sabia, LLC and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(8)	Consists of shares beneficially owned by Zweig-DiMenna, with respect to which Joseph A. DiMenna possesses voting and investment power. The record holder of these shares is ZDBR LLC, a limited liability company controlled by Zweig DiMenna. The address for ZDBR LLC is c/o Zweig-DiMenna Associates, Inc., 900 Third Avenue, 31st Floor, New York, New York 10022. Joseph A. DiMenna is a resident of the United States and his address is 900 Third Avenue, New York, New York 10022.
(9)	Consists of shares owned beneficially and of record by Calfinco, Inc., a subsidiary of United. The address for Calfinco, Inc. is 233 S. Wacker Dr., Chicago, IL 60606.
(10)	Consists of shares beneficially owned by Joel C. Peterson, Clint Peterson, Marc Fuller, Matthew Day and Robert Hansen, officers of Peterson Partners, Inc. The record holder of these shares is Maracatu LLC, which is controlled by Peterson Partners IV (A), LLLP, Peterson Partners V, LP and Peterson Partners VII, LP. The Manager for Peterson Partners IV (A), LLLP, Peterson Partners V, LP and Peterson Partners VII, LP is Peterson Partners, Inc. The address of Maracatu LLC is 2755 East Cottonwood Parkway, suite 400, Salt Lake City, UT 84121. Each of Joel C. Peterson, Clint Peterson, Marc Fuller, Matthew Day and Robert Hansen are residents of the United States. The address of Peterson Partners, Inc., Joel C. Peterson, Clint Peterson, Marc Fuller, Matthew Day and Robert Hansen is 2755 E. Cottonwood Pkwy., Suite 400, Salt Lake City, UT 84121.
(11)	Consists of shares held off the record by Pequot Capital Management, Inc. Pequot Capital Management Inc., an investment manager, is the Managing Member of Azul HoldCo, LLC, and, as a result, Pequot Capital Management Inc. has sole and exclusive voting and dispositive power with respect to the shares held by Azul Holdco, LLC. and has sole and exclusive right to conduct the affairs of Azul HoldCo, LLC. Aryeh Davis is the President and Chief Executive Officer and, as such, has voting and dispositive power with respect to the shares held by Pequot Capital Management, Inc., which in turn, means Mr. Davis has sole and exclusive voting and dispositive power with respect to the shares held by Azul Holdco, LLC. The address for Azul HoldCo, LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801.
(12)	Other minority shareholders who are Selling Shareholders and that together hold less than 5% of our capital stock and are not otherwise listed on the table above is Morris Azul, LLC, a Utah limited liability company, controlled and managed by June M. Morris (with address at 4277 Park Terrace Drive, Salt Lake City, Utah 84124, United States), who has voting and dispositive power with respect to the shares held by Morris Azul, LLC.
(13)	Other minority shareholders that are not selling shares in this global offering that together hold less than 5% of our capital stock and are not otherwise listed on the table above are: (i) Saleb II Founder 5 LLC, whose sole member is Carol Elizabeth Archer and, as such, has voting and dispositive power with respect to the shares held by Saleb II Founder 5 LLC, (ii) Saleb II Founder 7 LLC, whose sole member is Robert Land and, as such, has voting and dispositive power with respect to the shares held by Saleb II Founder 7 LLC, (iii) Saleb II Founder 8 LLC, whose sole member is Robert Milton and, as such, has voting and dispositive power with respect to the shares held by Saleb II Founder 8 LLC, (iv) Saleb II Founder 9 LLC, whose sole member is Mark Neeleman and, as such, has voting and dispositive power with respect to the shares held by Saleb II Founder 9 LLC, (v) Saleb II Founder 12 LLC, whose sole member is Maximilian Otto Urbahn and, as such, has voting and dispositive power with respect to the shares held by Saleb II Founder 12 LLC, (vi) Saleb II Founder 14 LLC, whose sole member is Amir Nasruddin and, as such, has voting and dispositive power with respect to the shares held by Saleb II Founder 14 LLC (vii) Saleb II Founder 13 LLC, whose sole member is Joel Peterson and, as such, has voting and dispositive power with respect to the shares held by Saleb II Founder 13 LLC (all of the individuals mentioned in (i) to (vii) above have address at Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801) and (viii) JJL Brazil LLC, a Delaware limited liability company, whose sole member and manager is James J. Liautaud (with address at 2212 Fox Drive, Champaign, Illinois 61820, United States), and, as such, has voting and dispositive power with respect to the shares held by JJL Brazil LLC.
(14)	Consists of shares held by Carolyn Luther Trabuco, Sérgio Eraldo de Salles Pinto, and indirectly by John Rodgerson, the sole member of Saleb II Founder 11 LLC, and, as such, holder of voting and dispositive power with respect to the shares held by Saleb II Founder 11 LLC. However, shares held by David Neeleman, Renan Chieppe, Decio Luiz Chieppe and José Mario Caprioli dos Santos are not being reported as being held by executive officers and directors, as they are being reported as held by David Neeleman, the Chieppe family and the Caprioli family, respectively.

The following table shows the beneficial ownership of our capital stock following this global offering, reflecting the sale by the Selling Shareholders of 40,630,186 existing preferred shares, assuming that the underwriters’ option to purchase additional shares that forms part of this global offering is not exercised and no exercise of any stock options.

Name	Common Shares	Percentage of Outstanding Common Shares	Total Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Capital Stock	Economic Interest
David Neeleman(1)	622,406,638	67.00%	9,291,415	2.93%	50.68%	5.33%

Chieppe family(2)	199,534,491	21.48%	16,955,930	5.34%	17.37%	5.95%

Caprioli family(3)	107,023,929	11.52%	10,068,345	3.17%	9.39%	3.48%

Hainan(4)	—	—	72,672,508	22.88%	5.83%	22.02%

Bozano Group(5)	—	—	27,464,840	8.65%	2.20%	8.32%

Weston Presidio(6)	—	—	4,063,019	1.28%	0.33%	1.23%

TPG Growth (7)	—	—	—	—	—	—

Zweig DiMenna (8)	—	—	9,941,530	3.13%	0.80%	3.01%

Calfinco(9)	—	—	12,460,814	3.92%	1.00%	3.78%

Peterson Partners (10)	—	—	4,859,532	1.53%	0.39%	1.47%

Azul HoldCo, LLC(11)	—	—	8,220,956	2.59%	0.66%	2.49%

Minority Shareholders(12)(13)	—	—	1,737,512	0.55%	0.14%	0.53%

Executive officers and directors(14)	—	—	375,094	0.12%	0.03%	0.11%

IPO Shareholders	—	—	98,829,585	31.12%	7.93%	29.95%

New Shareholders	—	—	40,630,186	12.79%	3.26%	12.31%

Total	928,965,058	100.00%	317,571,266	100.00%	100.00%	100.00%

(1)	Consists of shares beneficially owned by David Neeleman. The record holders of these shares are David Neeleman and Saleb II Founder 1 LLC. David Neeleman is a resident of Brazil and his address is Av. Marcos Penteado de Ulhôa Rodrigues, 939, 9th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Barueri, 06460-040, São Paulo, Brazil. David Neeleman is our Chairman. The address for Saleb II Founder 1 LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801. David Neeleman’s economic interest is 7.4%.
(2)	Consists of shares beneficially owned by Renan Chieppe and Decio Luiz Chieppe. The record holders of these shares are Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda. The Chieppe family will sell shares held through Trip Participações S.A., and Rio Novo Locações Ltda. in this offering, assuming that the underwriters’ option to purchase additional shares is exercised in full. The address for Trip Participações S.A. is Rua José Alexandre Buaiz, 300, 17 e 18 andares, Enseada do Suá, CEP 29050-545, Vitória, Espírito Santo, Brazil. The address for Trip Investimentos Ltda. is Rodovia BR 262, km 5, s/n, CEP 29145-901, Cariacica, Espírito Santo, Brazil. The address for Rio Novo Locações Ltda. is Rodovia BR 262, Km 6,3, Sala 208, CEP 29157-405, Cariacica, Espírito Santo, Brazil. Renan Chieppe and Decio Luiz Chieppe are residents of Brazil and their address is Rua José Alexandre Buaiz, 300, Ed. Work Center, 18th floor, Enseada do Suá, Vitória, Espírito Santo, Brazil. Renan Chieppe and Decio Luiz Chieppe are members of our board of directors.
(3)	Consists of shares beneficially owned by José Mario Caprioli dos Santos. The record holder of these shares is Trip Participações S.A. and Trip Investimentos Ltda. The address for Trip Participações S.A. is Rua José Alexandre Buaiz, 300, 17 e 18 andares, Enseada do Suá, CEP 29050-545, Vitória, Espírito Santo, Brazil. The address for Trip Investimentos Ltda. is Rodovia BR 262, km 5, s/n, CEP 29145-901, Cariacica, Espírito Santo, Brazil. José Mario Caprioli dos Santos is a resident of Brazil and his address is Av. Marcos Penteado de Ulhôa Rodrigues, 939, 9th floor, Edifício Jatobá, 06460-040, Tamboré Barueri, São Paulo, Brazil. He is our Institutional Relations Officer and a member of our board of directors.
(4)	The record holder of these shares is Hainan Airlines Holding Co., Ltd., which is a subsidiary of HNA Group Co, Ltd. As HNA Group Co, Ltd. is a privately held company, its beneficial owners are not publicly disclosed or known to us. The address for Hainan Airlines Holding Co., Ltd. is Haikou City, Hainan Province, at HNA Plaza, No.7 Guoxing Road, People’s Republic of China.

(5)	Consists of shares beneficially owned by Julio Rafael de Aragão Bozano. The record holders of these shares are Cia. Bozano, Kadon Empreendimentos S.A. and Bozano Investments LLC. The address for Cia. Bozano, Bozano Investments LLC and Kadon Empreendimentos S.A. is Rua Visconde de Ouro Preto, 5, 11º andar (parte), Botafogo, 22250-180, Rio de Janeiro, Brazil. Julio Rafael de Aragão Bozano is a resident of Brazil and his address is Rua Visconde de Ouro Preto, 5, 11º andar (parte), Botafogo, 22250-180, Rio de Janeiro, Brazil.
(6)	Represents shares held by WP-New Air, LLC, whose sole member is Weston Presidio V, L.P. Michael P. Lazarus and Michael F. Cronin are the managing members of Weston Presidio Management V, LLC, the general partner of Weston Presidio V, L.P. As a result of the foregoing, Mr. Lazarus and Mr. Cronin share voting and dispositive power with respect to the shares held by WP-New Air, LLC. WP-New Air, LLC’s address is c/o Weston Presidio, One Harbor Drive, Suite 300, Sausalito, California 94965. Mr. Cronin is a resident of the United States and his address is c/o Weston Presidio, 200 Clarendon Street, 50th Floor, Boston, Massachusetts 02116. Mr. Lazarus is a resident of the United States and his address is c/o Weston Presidio, One Harbor Drive, Suite 300, Sausalito, California 94965. Mr. Lazarus is a member of our board of directors.
(7)	The record holder of these shares is STAR Sabia, LLC, a Delaware limited liability company, whose sole member is TPG STAR, L.P., a Delaware limited partnership, whose general partner is TPG STAR GenPar, L.P., a Delaware limited partnership, whose general partner is TPG STAR GenPar Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, whose sole member is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and therefore share voting and dispositive power with respect to the shares held by STAR Sabia, LLC. The address of each of TPG Group Holdings (SBS) Advisors, Inc., STAR Sabia, LLC and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(8)	Consists of shares beneficially owned by Zweig-DiMenna, with respect to which Joseph A. DiMenna possesses voting and investment power. The record holder of these shares is ZDBR LLC, a limited liability company controlled by Zweig DiMenna. The address for ZDBR LLC is c/o Zweig-DiMenna Associates, Inc., 900 Third Avenue, 31st Floor, New York, New York 10022. Joseph A. DiMenna is a resident of the United States and his address is 900 Third Avenue, New York, New York 10022.
(9)	Consists of shares owned beneficially and of record by Calfinco, Inc., a subsidiary of United. The address for Calfinco, Inc. is 233 S. Wacker Dr., Chicago, IL 60606.
(10)	Consists of shares beneficially owned by Joel C. Peterson, Clint Peterson, Marc Fuller, Matthew Day and Robert Hansen, officers of Peterson Partners, Inc. The record holder of these shares is Maracatu LLC, which is controlled by Peterson Partners IV (A), LLLP, Peterson Partners V, LP and Peterson Partners VII, LP. The Manager for Peterson Partners IV (A), LLLP, Peterson Partners V, LP and Peterson Partners VII, LP is Peterson Partners, Inc. The address of Maracatu LLC is 2755 East Cottonwood Parkway, suite 400, Salt Lake City, UT 84121. Each of Joel C. Peterson, Clint Peterson, Marc Fuller, Matthew Day and Robert Hansen are residents of the United States. The address of Peterson Partners, Inc., Joel C. Peterson, Clint Peterson, Marc Fuller, Matthew Day and Robert Hansen is 2755 E. Cottonwood Pkwy., Suite 400, Salt Lake City, UT 84121.
(11)	Consists of shares held off the record by Pequot Capital Management, Inc. Pequot Capital Management Inc., an investment manager, is the Managing Member of Azul HoldCo, LLC, and, as a result, Pequot Capital Management Inc. has sole and exclusive voting and dispositive power with respect to the shares held by Azul Holdco, LLC. and has sole and exclusive right to conduct the affairs of Azul HoldCo, LLC. Aryeh Davis is the President and Chief Executive Officer and, as such, has voting and dispositive power with respect to the shares held by Pequot Capital Management, Inc., which in turn, means Mr. Davis has sole and exclusive voting and dispositive power with respect to the shares held by Azul Holdco, LLC. The address for Azul HoldCo, LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801.
(12)	Other minority shareholders who are Selling Shareholders and that together hold less than 5% of our capital stock and are not otherwise listed on the table above is Morris Azul, LLC, a Utah limited liability company, controlled and managed by June M. Morris (with address at 4277 Park Terrace Drive, Salt Lake City, Utah 84124, United States), who has voting and dispositive power with respect to the shares held by Morris Azul, LLC.
(13)	Other minority shareholders that are not selling shares in this global offering that together hold less than 5% of our capital stock and are not otherwise listed on the table above are: (i) Saleb II Founder 5 LLC, whose sole member is Carol Elizabeth Archer and, as such, has voting and dispositive power with respect to the shares held by Saleb II Founder 5 LLC, (ii) Saleb II Founder 7 LLC, whose sole member is Robert Land and, as such, has voting and dispositive power with respect to the shares held by Saleb II Founder 7 LLC, (iii) Saleb II Founder 8 LLC, whose sole member is Robert Milton and, as such, has voting and dispositive power with respect to the shares held by Saleb II Founder 8 LLC, (iv) Saleb II Founder 9 LLC, whose sole member is Mark Neeleman and, as such, has voting and dispositive power with respect to the shares held by Saleb II Founder 9 LLC, (v) Saleb II Founder 12 LLC, whose sole member is Maximilian Otto Urbahn and, as such, has voting and dispositive power with respect to the shares held by Saleb II Founder 12 LLC, (vi) Saleb II Founder 14 LLC, whose sole member is Amir Nasruddin and, as such, has voting and dispositive power with respect to the shares held by Saleb II Founder 14 LLC (vii) Saleb II Founder 13 LLC, whose sole member is Joel Peterson and, as such, has voting and dispositive power with respect to the shares held by Saleb II Founder 13 LLC (all of the individuals mentioned in (i) to (vii) above have address at Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801) and (viii) JJL Brazil LLC, a Delaware limited liability company, whose sole member and manager is James J. Liautaud (with address at 2212 Fox Drive, Champaign, Illinois 61820, United States), and, as such, has voting and dispositive power with respect to the shares held by JJL Brazil LLC.
(14)	Consists of shares held by Carolyn Luther Trabuco, Sérgio Eraldo de Salles Pinto, and indirectly by John Rodgerson, the sole member of Saleb II Founder 11 LLC, and, as such, holder of voting and dispositive power with respect to the shares held by Saleb II Founder 11 LLC. However, shares held by David Neeleman, Renan Chieppe, Decio Luiz Chieppe and José Mario Caprioli dos Santos are not being reported as being held by executive officers and directors, as they are being reported as held by David Neeleman, the Chieppe family and the Caprioli family, respectively.

United Investment Agreement

On June 26, 2015, we entered into an investment agreement with United pursuant to which it, acting through a subsidiary, acquired 5,421,896 Class C preferred shares representing a 5%, non-voting economic interest in us. Such Class C preferred shares were converted on a one-to-one basis into Class A preferred shares on February 3, 2017, which were then simultaneously renamed “preferred shares” and subsequently subject to a two-for-one stock split on February 23, 2017, resulting in United holding 10,843,792 preferred shares through a subsidiary. See “Prospectus Summary—Significant Recent Events”. Pursuant to this agreement, United has the right to elect one member of our board of directors so long as it retains at least 50% of the shares it received on the date of its investment or as a result of conversion. United has designated a representative on our board effective as of January 28, 2016. See “Management—Board of Directors.” United is a party to our Post-IPO Shareholders’ Agreement, which provides for United’s right to elect one director, so long as they hold at least 50% of the preferred shares resulting from the conversion of Class C preferred shares that were held as of August 3, 2016. For more information, see “Management—Board of Directors.”

Hainan Investment Agreement

On February 5, 2016, we entered into an investment agreement with Hainan, as amended on June 6, 2016. Pursuant to the Hainan Investment Agreement, Hainan agreed to invest US$450 million in us in exchange for 31,620,950 Class D preferred shares. Due to the time needed to obtain Chinese governmental approval, Hainan’s investment was made in stages, with the initial amount made in the form of a €120 million loan, a portion of which was used by us to acquire TAP bonds. In August 2016, following receipt of all Chinese governmental approvals, Hainan converted its loan into equity in accordance with its terms and completed its aggregate US$450 million investment in us, acquiring Class D preferred shares representing an aggregate 24%, non-voting economic interest in us and becoming our single largest preferred equity shareholder. The Class D preferred shares held by Hainan were converted on a one-to-one basis into preferred shares on February 3, 2017 on the same terms as the conversion of United’s Class C preferred shares and subsequently subject to a two-for-one stock split on February 23, 2017, resulting in Hainan holding 63,241,900 preferred shares. See “Prospectus Summary—Significant Recent Events”.

Pursuant to Hainan’s investment agreement, Hainan has the right to elect three members of our board of directors, all of which were elected in October 2016. Hainan is a party to our Post-IPO Shareholders’ Agreement, which provides for Hainan’s right to elect three directors, as long as they hold at least a 20% economic interest in us and owns the largest percentage of economic interest in us, taking account of TRIP’s former shareholders as a single shareholding block. For more information, see “Management—Board of Directors”. Hainan also has an interest described below with respect to our TAP bonds. See “Business— Strategic Partnerships, Alliances and Commercial Agreements—TAP” below.

Registration Rights Agreement

On August 3, 2016, we entered into a fifth amended and restated registration rights agreement, or the Registration Rights Agreement, with our then principal shareholders that gave them certain rights to register additional preferred shares held by them with the SEC for future sale.

Under the Registration Rights Agreement, at any time commencing six months following the initial public offering of our shares, shareholders owning a majority of our preferred shares that are not registered under the Securities Act at that time and that are entitled to registration rights thereunder may require us to file a registration statement covering the sale or distribution of the preferred shares owned by them. We must also include in that registration statement any preferred shares owned by any other principal shareholders of our company.

Additionally, once we qualify to use Form F-3 with the SEC, shareholders who own 35% of our preferred shares that are not registered under the Securities Act at that time may require us to file a registration statement on Form F-3 at any time. We must also include in that registration statement any preferred shares owned by any other principal shareholders of our company.

RELATED PARTY TRANSACTIONS

We currently engage in various transactions with our shareholders and their affiliates. These transactions are conducted at arms’ length, based on terms that reflect the terms that would apply to transactions with third parties.

Loan Agreement with David Neeleman

On September 2, 2016, we entered into an agreement, as lender, with our principal shareholder David Neeleman, as borrower, in the total principal amount of US$2.8 million, which bears interest at LIBOR plus 2.3% per annum and matures in 2019.

Post-IPO Shareholders’ Agreement

For a description of our Post-IPO Shareholders’ Agreement, see “Description of Capital Stock—Post-IPO Shareholders’ Agreement.”

Rent Guarantees Given by Azul Linhas

Azul Linhas has guaranteed rent and other payments under three lease agreements for family housing in Brazil used by three of our executive officers.

Deed of Guarantee by Azul Linhas

In connection with the transfer of three A350 Aircraft from Azul Linhas to Beijing Capital and Hong Kong Airlines, which are subsidiaries of HNA Group, Azul Linhas has agreed to guarantee three aircraft lease agreements. For purposes of such guarantees, Azul Linhas will enter into a deed of guarantee and indemnity with Wilmington Trust SP Services (Dublin) Limited prior to the end of 2017.

Arrangements with Directors and Officers

We have entered into indemnity agreements with two of our directors pursuant to which we agree to indemnify and hold each of them harmless for certain losses arising out of their respective positions as directors excluding any willful misconduct, fraud or gross negligence, see “Management –Directors’ and Officers’ Insurance.”

Service Agreements with Águia Branca Participações S.A.

On January 1, 2013, we entered into an agreement with Águia Branca Participações S.A., one of our shareholders, for the sharing of information technology resources during an indefinite period, which was an extension of a similar agreement that TRIP entered into with Águia Branca Participações S.A., and on November 1, 2015, we entered into a services agreement with Águia Branca Participações S.A. for the hosting and use of information technology resources for a 24 month term. The amounts payable under these agreements are based on the services actually rendered. We paid R$31 thousand, R$311 thousand, R$535 thousand and R$1.1 million in connection with these agreements in 2016, 2015, 2014 and 2013, respectively.

On March 8, 2016, we also entered into an agreement for the sale of air tickets with Águia Branca Participações S.A. until February 28, 2017. The amounts received during the years ended December 31, 2016 and 2015 were R$54 thousand and R$108 thousand, respectively.

Credit Limit Stipulation and Payment Term Contract with Águia Branca Turismo Ltda.

On May 26, 2014, we entered into a Credit Limit Stipulation and Payment Term Contract with Águia Branca Turismo Ltda., a travel agency and a member of Águia Branca Group (which controls the TRIP shareholders), as borrower, pursuant to which we granted Águia Branca Turismo Ltda. a credit line of R$10,000.00 to purchase for resale tickets for the flights we operate. Such credit line is guaranteed by a promissory note, which does not bear interest, of the same amount payable to us. As of December 31, 2016 and between May 26, 2014 and December 31, 2016, there was no outstanding balance under the credit line.

TRIP Partial Spin-off Followed by Merger into Azul Linhas

On June 25, 2013, we approved a partial spin-off of TRIP and the merger of its net assets into Azul Linhas. The purpose of these transactions, which were effective as of June 1, 2014, was to simplify the management of our operational activities, reduce administrative costs and contribute to operational efficiencies and synergies.

Strategic Partnership with TAP

For a description of our strategic partnership with TAP, see “Business—Strategic Partnerships, Alliances, and Commercial Agreements—TAP.”

Acquisition of TAP Bonds

In March 2016, following the privatization of TAP in 2015 through the initial acquisition of a controlling interest in TAP by Atlantic Gateway, a consortium jointly owned by our principal shareholder David Neeleman and other individuals, we invested €90 million in 7.5% bonds due March 2026 issued by TAP and convertible into TAP shares at our discretion. For more information on this investment and the conversion mechanism of TAP bonds into TAP shares, see “Business—Strategic Partnerships, Alliances and Commercial Agreements—TAP,” “—Put Right” and “—Call Right.”

Put Right

The TAP bonds are subject to an optional put by us through which TAP has the obligation to redeem the TAP bonds held by us at no additional cost, in the event that as a result of the current review of the privatization arrangements by the Portuguese authorities (i) the Portuguese government acquires any or all of the TAP shares held by Atlantic Gateway pursuant to an existing call right other than as contemplated in connection with the final TAP structure described in “Business—Strategic Partnerships, Alliances, and Commercial Agreements—TAP” or (ii) there is a decrease in the equity ownership of TAP by Atlantic Gateway other than as a result of the final TAP structure being reviewed. The TAP bonds (if not fully converted) are also subject to mandatory redemption by TAP at the earlier of (i) any initial public offering of equity securities by TAP or (ii) four years from the date of issuance of the TAP bonds, subject to the satisfaction of certain financial covenants by TAP, in which case TAP would have to pay us face value plus interest accrued until the mandatory redemption date.

Call Right

In consideration of Hainan providing us with a loan to acquire the TAP bonds, we granted Hainan a call right over the economic benefits associated with €30 million of the TAP bonds held by us (or the TAP shares obtainable upon any conversion thereof). This call right is exercisable until December 2017 and does not require us to sell or transfer any of the TAP bonds held by us, or any TAP shares obtainable upon conversion of the TAP bonds held by us, but instead affords Hainan the right (but not the obligation) to acquire from us the right to receive the economic benefit of up to €30 million in principal amount of TAP bonds held by us, or any TAP shares received by us upon conversion of such bonds. We would, however, retain legal title and ownership of the TAP bonds and any TAP shares obtained upon any conversion thereof. Prior to any conversion of such TAP bonds by us, we would be obligated to distribute to Hainan all interest, principal, dividends, distributions or other amounts when, as and if received by us in respect of the amount of TAP bonds covered by Hainan’s call right exercise. Following conversion of any TAP bonds, we would be obligated to distribute to Hainan all economic benefits received by us in respect of the amount of TAP shares covered by Hainan’s call rights exercise when, as and if received by us. In the event Hainan wishes to exercise such right, it is required to deliver a notice to us as to the face value amount up to €30 million for which it wishes to acquire the economic benefit, and make a payment to us equal to the par value of such amount of TAP bonds. Hainan has no right to compel us to sell any of the TAP bonds or TAP shares obtainable upon any conversion and we retain the sole and exclusive rights to any matter requiring a vote in respect of such bonds or shares. If we decide to sell any of the TAP bonds or TAP shares for which the economic benefit has been transferred to Hainan following any exercise by Hainan of its call right, we are obligated to pay to Hainan the appropriate share of any proceeds we obtain from any such sale. As of the date of this prospectus, Hainan has not yet exercised its call right described herein.

TAP Board of Directors

Our founder and principal shareholder David Neeleman is a member of the board of directors of TAP. One of the members of our board of directors, Li Neng, is a member of the board of directors of TAP. In addition, Maximilian Otto Urbahn, who has voting and dispositive power with respect to the shares held by one of our minority shareholders, is a member of the board of directors of TAP, S.A. and Portugalia, both subsidiaries of TAP.

Sublease of Aircraft to TAP

As part of our fleet optimization efforts, we leveraged our strategic partnership with TAP by subleasing, at a discount, 15 and 14 aircraft to TAP in 2016 and 2017, respectively. In June 2017, TAP returned to us one subleased aircraft and another aircraft is expected to be returned to us by November 2017, see “Business—Strategic Partnerships, Alliances and Commercial Agreements—TAP” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of the year ended December 31, 2016 to the year ended December 31, 2015—Operating income (loss).” As a result of this sublease transaction, we recorded a provision for the obligation under onerous leases, for an amount of R$126.0 million for the year ended December 31, 2016 as we will receive a lower amount in lease payments from TAP than we will pay under the original lease agreements. See Note 11(e) to our audited consolidated financial statements and Note 7 (d) to our unaudited interim consolidated financial statements, see “Business—Strategic Partnerships, Alliances and Commercial Agreements—TAP.”

Planned Joint Venture with TAP

We are also discussing the possibility of establishing a joint venture with TAP in order to jointly explore flights between Brazil and Portugal. We plan to define the scope of this joint venture and file our proposal with CADE during the second half of 2017.

Strategic Partnership with United

For a description of our strategic partnership with United, see “Business—Strategic Partnerships, Alliances, and Commercial Agreements—United.”

Commercial Cooperation Agreement with United

In connection with United’s investment, we also entered into a commercial cooperation agreement with United on June 26, 2015 which governs the expanded cooperation between both of our companies with respect to certain matters, including (i) code-sharing, (ii) loyalty programs, (iii) special terms relating to passengers and cargo, (iv) marketing programs, (v) corporate accounts and sales contracts, (vi) employee interline pass travel, (vii) service levels at specific airports, and (viii) the negotiation of a commercial joint venture between us and United whereby we would share resources with United and split revenue related to specified matters relating to our and their route networks in order to optimize profitability for both us and United. To date, no such joint venture has been established and we and United continue discussing objectives, the type of joint venture, revenue sharing and other matters.

Code-Share Agreement with United

On June 26, 2015, Azul Linhas entered into a Code-Share Agreement with United, the sole shareholder of Calfinco. The Code-share Agreement governs the terms and conditions of code-sharing and interlining arrangements between Azul Linhas and United.

Strategic Partnership with Hainan

For a description of our strategic partnership with Hainan, see “Business—Strategic Partnerships, Alliances, and Commercial Agreements—Hainan.”

Commercial Cooperation Agreement with Hainan

In connection with the Hainan investment agreement, we also entered into a commercial cooperation agreement with Hainan on March 11, 2016, which governs the expanded cooperation between both of our companies with respect to certain matters, including (i) code-sharing, (ii) loyalty programs, (iii) joint sales contracts and marketing programs and (iv) recognition of elite member benefits.

Transfer of Aircraft Orders to Hainan

As part of our fleet optimization efforts, on May 24, 2016, we transferred our order with respect to two (out of five previously existing) future deliveries of Airbus A350s to certain Hainan affiliates. Two of the three remaining aircraft orders for future deliveries of Airbus A350s were transfer to certain Hainan affiliates on August 2017 and the remaining order will be transferred prior to the end of 2017. See “Business—Strategic Partnerships, Alliances and Commercial Agreements—Hainan.”

Additional Related Party Transactions

For additional information on related party transactions, see Note 7 (e) to our unaudited interim consolidated financial statements.

DESCRIPTION OF CAPITAL STOCK

The following is a brief summary of certain significant provisions of our bylaws, Brazilian corporate law, and the rules and regulations of the CVM and of the Level 2 segment of B3. This discussion does not purport to be complete and is qualified by reference to our bylaws, and of those laws, rules and regulations. For a summary of certain of your rights as a shareholder of a company listed on the Level 2 segment of B3, see “—Voting Rights” below.

General

We are incorporated as a Brazilian sociedade por ações under the corporate name Azul S.A. Our headquarters are at Edifício Jatobá, 8th floor, Castelo Branco Office Park, Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Barueri, São Paulo, SP 06460-040, Brazil. We are registered with the Board of Trade of the state of São Paulo under corporate registration number, or NIRE, number 35.300.361.130. We have been registered with the CVM as a publicly held corporation since April 7, 2017.

Our preferred shares are listed on the Level 2 segment of B3 since April 11, 2017. This listing requires us to comply with the corporate governance and disclosure rules of the Level 2 segment of B3 as summarized in the “Market Information” section of this prospectus.

Issued Capital Stock

As of the date of this prospectus, our total capital stock was R$2,150,101,336.62, fully paid-in and divided into 1,246,536,324 shares, all nominative, in book-entry form and without par value, consisting of 928,965,058 common shares and 317,571,266 preferred shares.

Treasury Stock

On August 31, 2017, we purchased 20,000 preferred shares to be held in our treasury.

Corporate Purpose

The corporate purpose of our company, as stated in our bylaws, is as follows:

•	to hold direct or indirect equity interest in other companies of any type whose activity is one of more of the following:

•	operating national or international passenger, cargo or postal air transportation services under concessions granted by the competent authorities;

•	operating activities incidental to passenger, cargo, and postal air transportation;

•	carrying out aircraft, engine and other maintenance and repair services, whether for ourselves or for or third parties;

•	providing hangar space for aircraft services;

•	providing ground handling services, catering, and aircraft cleaning services;

•	acquiring or renting aircraft or related assets;

•	development and management of customer loyalty programs, whether for ourselves or for third parties;

•	sale of awards redemption rights under customer loyalty program;

•	providing tourism and travel services; and

•	other activities incidental or related to the foregoing.

Post-IPO Shareholders’ Agreement

General

On May 25, 2012, and as amended from time to time, our principal shareholder entered into an Investment Agreement with TRIP’s former shareholders, referred to herein as the Investment Agreement, which provides TRIP’s former shareholders with certain rights related to the control of our company. On June 26, 2015, the Investment Agreement was amended by the Fourth Amendment to the Investment Agreement to include Calfinco as a party, and on August 3, 2016, the Investment Agreement was amended by the Fifth Amendment to the Investment Agreement to include Hainan as a party. This agreement, as amended, provides that upon the effectiveness of an initial public offering, we and our current shareholders will be obligated in connection therewith to execute an agreed form of Post-IPO Shareholders’ Agreement that is attached to the Investment Agreement, which shall become effective at such time, referred to herein as the Post-IPO Shareholders’ Agreement. Pursuant to the form of Post-IPO Shareholders’ Agreement that has been agreed to by us, our principal shareholder, TRIP’s former shareholders, Calfinco and Hainan, the agreement, once it comes into effect, will remain in effect until the earlier of (i) twenty years as of the date of its execution or (ii) such time as TRIP’s former shareholders together hold less than 5% of our common shares. For purposes of the discussion below, we refer to (i) Mr. Neeleman and TRIP’s former shareholders together as the Principal Common Shareholders and (ii) Calfinco and Hainan together as the Principal Preferred Shareholders. All common shares held by the Principal Common Shareholders at the date of the Post-IPO Shareholders’ Agreement, or which they may acquire in the future, and all preferred shares held by the Principal Preferred Shareholders at the date of the Post-IPO Shareholders’ Agreement, or which they may acquire in the future, are subject to the Post-IPO Shareholders’ Agreement.

Under the Post-IPO Shareholders’ Agreement, for as long as TRIP’s former shareholders collectively hold at least 5% of our common shares, a majority of TRIP’s former shareholders is required in order to approve any changes that, by amending the following provisions of our bylaws, may materially affect the rights of TRIP’s former shareholders:

•	the quorum required for decisions of our board of directors;

•	the powers of our board of directors; and

•	the rules for calling, installing or reducing powers and other provisions regarding the meetings of our board of directors.

Furthermore, under the Post-IPO Shareholders’ Agreement, for as long as TRIP’s former shareholders collectively hold at least 5% of our common shares, changes to our bylaws that change the total number of directors of our board of directors, which must remain composed of 14 members, must necessarily be approved by a majority of TRIP’s former shareholders. However, a majority of TRIP’s former shareholders is not necessary to approve an amendment that increases the size of our board of directors if TRIP’s former shareholders are guaranteed representation proportional to that which they had before such amendment.

Election of Board Members

As a general rule, pursuant to the Post-IPO Shareholders’ Agreement, a person who has a relationship (including as an investor, manager, executive, employee, consultant or representative) with any of our competitors or their subsidiaries may not serve as a member of our board, unless the competitor or its subsidiary is one of our shareholders or an affiliate of a shareholder.

Election of Board Members by David Neeleman

For so long as TRIP’s former shareholders have the right to elect one or more directors pursuant to the mechanisms described above and subject to Calfinco and Hainan’s right to appoint members of the board of directors, Mr. Neeleman may appoint the remaining members of the board of directors of the Company along with their alternates, and may dismiss or replace any of those members. In the event that the other holders of common shares or preferred shares exercise their right for multiple vote procedure in the election of members of the board of directors, in accordance with Brazilian corporate law, the number of directors elected by such shareholders shall be deducted from the number of directors that Mr. Neeleman has the right to appoint.

Of the board members who may be appointed by Mr. Neeleman, at least two must be independent directors, according to the regulations of the Level 2 segment of B3, and at least one must be nominated by the shareholder who holds the largest number of our preferred shares at the time. If such shareholder is unable to or fails to nominate a director, then the shareholder holding the second largest number of our preferred shares may make the nomination and so on.

Furthermore, Mr. Neeleman, any of his permitted transferees or any company controlled by Mr. Neeleman shall abstain from voting in any resolution and from taking part in any decision related to the conversion of TAP bonds into TAP equity securities.

Election of Board Members by TRIP’s former shareholders

The Post-IPO Shareholders’ Agreement provides that all the Principal Common Shareholders and the Principal Preferred Shareholders must vote in favor of electing directors as follows:

•	so long as TRIP’s former shareholders collectively hold at least 20% of our common shares, they may appoint three directors, along with their alternates, and may dismiss or replace any of those three directors;

•	if TRIP’s former shareholders collectively hold at least 10%, but less than 20% of our common shares, they may appoint two directors, along with their alternates, and may dismiss or replace both of those directors; and

•	if TRIP’s former shareholders collectively hold at least 5%, but less than 10% of our common shares, they may appoint one director, plus an alternate, and may dismiss or replace such director.

Election of Board Members by Calfinco

The Post-IPO Shareholders’ Agreement provides that all the Principal Common Shareholders and the Principal Preferred Shareholders must vote in favor of electing directors as follows:

•	so long as Calfinco holds at least 50% of the preferred shares resulting from the conversion of Class C preferred shares that were held as of August 3, 2016, Calfinco may appoint one director, along with his or her alternate, and may dismiss or replace this director.

Election of Board Members by Hainan

The Post-IPO Shareholders’ Agreement provides that all the Principal Common Shareholders and the Principal Preferred Shareholders must vote in favor of electing directors as follows:

•	so long as Hainan holds at least a 20% economic interest in the Company and owns the largest percentage economic interest in the Company, taking into account TRIP’s former shareholders as a single shareholding block, Hainan may appoint three directors, along with their alternates, and may dismiss or replace any of those three directors;

•	if Hainan holds at least a 10%, but less than a 20% economic interest in the Company, Hainan may appoint two directors, along with their alternates, and may dismiss or replace both of those directors;

•	if Hainan holds at least a 5%, but less than a 10% economic interest in the Company, Hainan may appoint one director, plus an alternate, and may dismiss or replace such director; and

•	in any case, no director appointed by Hainan may be a U.S. citizen or resident.

Transfers of Shares

The tag-along right and right of first offer described below do not apply to transfers of common shares to the Principal Preferred Shareholders or to affiliates of the Principal Common Shareholders. In addition, shareholders must, in any event, submit any request for the transfer of shares to ANAC for prior approval.

Tag-Along Rights

If Mr. Neeleman intends to sell any of his common shares to a third party, he must give TRIP’s former shareholders an opportunity (i) to participate in the sale on the same terms and (ii) to sell an equivalent amount of common shares so that the proportion of common shares between Mr. Neeleman and TRIP’s former shareholders remains the same. TRIP’s former shareholders must give Mr. Neeleman the same opportunity if they intend to sell any of their common shares.

Rights of First Offer

If Mr. Neeleman intends to sell any common shares in such a manner that, after such sale, the common shares held by Mr. Neeleman come to represent less than 50% plus one of our common shares, in each subsequent sale of common shares, he must first offer those shares to TRIP’s former shareholders before offering them to any third party. His offer to TRIP’s former shareholders must specify the number of common shares he intends to sell, the intended price per share, the payment conditions and any other relevant conditions. TRIP’s former shareholders may then purchase those shares at or above the specified terms, as described in the Post-IPO Shareholders’ Agreement.

If TRIP’s former shareholders wish to sell any of their common shares, they must first offer those shares to Mr. Neeleman before offering them to any third party. Their offer to Mr. Neeleman must specify the number of common shares they intend to sell, the intended price per share, the payment conditions and any other relevant conditions. Mr. Neeleman may then purchase those shares at or above the specified terms.

If either Mr. Neeleman or TRIP’s former shareholders, as the case may be, decline the right of first offer, the seller may pursue the intended sale to the third party at or above the price originally contemplated.

Termination

The Post-IPO Shareholders’ Agreement will remain in effect until the earlier of twenty years as of the date of its execution or such time as TRIP’s former shareholders together hold less than 5% of our common shares.

Rights of our Common and Preferred Shares

Each of our common shares entitles the holder to cast one vote at our shareholders’ meetings. Holders of our common shares that are fully paid-in may convert them into preferred shares, at the ratio of 75.0 common shares for 1.0 preferred share pursuant to our by-laws. However, the total number of preferred shares outstanding may never exceed 50% of our total shares.

Our preferred shares are non-voting, except with regard to certain limited matters for as long as we are listed on the Level 2 segment of B3, as described below under “—Voting Rights.”

Our preferred shares have the following additional rights as compared to our common shares:

•	the right to participate in a public tender offer for control of Azul, on the same terms and conditions (taking into account the conversion ratio of 75.0 common shares to 1.0 preferred share) as are offered to our controlling shareholder (the minimum price per common or preferred share to be offered for such common or preferred shares shall be at least 75 times the price per share paid for the controlling stake);

•	the right to receive, upon any liquidation of Azul, capital reimbursement priority over common shares in an amount equal to our capital stock multiplied by the dividend participation to which the preferred shares are entitled (as determined by the formula set forth in Paragraph (k) of Article 55 of our bylaws);

•	the right to receive, upon any liquidation of Azul and after (i) any reimbursement provided by the capital reimbursement priority described above and (ii) the capital reimbursement of common shares in an amount equal to the total remaining assets payable to shareholders multiplied by the preferred shares’ dividend participation; and

•	the right to receive dividends 75 times greater than the dividends payable on each common share, as described in the section of this prospectus entitled “Dividend Policy.”

Reimbursement and Right of Withdrawal

Under Brazilian corporate law, “dissenting shareholders” including shareholders who have no voting rights have the right to withdraw from a company and receive full reimbursement for the value of all their shares in certain circumstances. For purposes of this right of withdrawal, “dissenting shareholders” include shareholders who vote against a specific resolution, as well as those who abstain from voting or fail to appear at the shareholders’ meeting.

This right of withdrawal and reimbursement arises if any of the following matters are decided upon at a shareholders’ meeting:

1.	creation of a new class of preferred shares or a disproportionate increase in an existing class of preferred shares relative to other classes of shares, unless such action is provided for in or authorized by our bylaws, which, as of the date of this prospectus, is not the case;

2.	modification to the preference, privilege or conditions for redemption or amortization granted to one or more classes of preferred shares, or the creation of a new class of preferred shares with greater privileges than the existing classes of preferred shares;

3.	reduction of the mandatory dividend;

4.	consolidation or merger into another company;

5.	participation in a group of companies (grupo de sociedades), as defined by Brazilian corporate law;

6.	the transfer of all shares to another company or receipt of shares by another company, in such a way as to make the company whose shares were transferred a wholly-owned subsidiary of the other;

7.	changes to our corporate purpose; or

8.	a spin-off that results in (i) a change to our corporate purpose (unless the spun-off company’s assets and liabilities are transferred to a company that has substantially the same corporate purpose); (ii) a reduction in any mandatory dividend (although in our case, our preferred shares do not carry mandatory dividends); or (iii) any participation in a group of companies.

In the case of items 1. and 2. above, only holders of the class or type of shares adversely affected may exercise a right of withdrawal.

The right of withdrawal also arises if a spin-off or merger occurs but the new company fails to register as a public stock corporation (and, if applicable, fails to list its shares on the stock exchange) within 120 days of the date of the shareholders’ meeting that approved the spin-off or merger.

In the event that our shareholders approve any resolution for us to:

•	consolidate or merge with another company;

•	transfer all our shares to another company or acquire all the shares of another company; or

•	become part of a group of companies,

then any dissenting shareholder may exercise a right of withdrawal, but only if that shareholder’s class of shares fails to satisfy certain liquidity tests at the time of the shareholders’ meeting approving the merger, acquisition, sale or consolidation.

The right of withdrawal expires 30 days after publication of the minutes of the shareholders’ meeting that approved the relevant event. In addition, any resolution regarding items 1. or 2. above requires ratification by the majority of shareholders holding preferred shares at a special shareholders’ meeting to be held within one year. In such cases, the 30-day deadline begins on the date of publication of the minutes of the special shareholders’ meeting. If we were to believe that the exercise of withdrawal rights would be prejudicial to our financial stability, we would have ten days after the expiration of that 30-day deadline to reconsider the resolution that triggered the withdrawal rights.

Brazilian corporate law provides that in order for any withdrawal rights to be exercised, any shares to be withdrawn and redeemed must have a value greater than the book value per share, calculated by reference to the latest balance sheet approved at a shareholders’ meeting. If more than 60 days have passed since the date of that balance sheet, the shareholders wishing to exercise the withdrawal right may request a new valuation.

The sale of our controlling stake in Azul Linhas to a third party would be considered a change in our corporate purpose, which would give our shareholders withdrawal rights.

Capital Increases and Preemptive Rights

Each of our shareholders has preemptive rights to subscribe for any new shares that increase our capital stock (and any warrants or other securities convertible into new shares) in direct proportion to the equity interest held by them. Preemptive rights may be exercised during the period of up to 30 days following the publication of notice of the capital increase. If the capital increase applies in equal proportion to all existing types and classes of shares, each shareholder’s preemptive rights would apply only to the type and class of shares currently held by such shareholder. If, however, an exercise of preemptive rights would result in a change to the proportional composition of our capital stock, the preemptive rights may be exercised over the types and classes identical to those already held by the shareholders only. The preemptive rights may only extend to any other shares if necessary to ensure the shareholders receive the same proportion of our capital stock as they had prior to the increase in capital. If the shares being issued are of types and classes that are different from the existing shares, each shareholder may exercise preemptive rights (in proportion to the shares currently held) over all the types and classes of shares being issued.

Our bylaws provide that the preemptive rights may be excluded, or the deadline for exercise may be shortened, if we issue shares (or warrants or other securities convertible into new shares) through a public offering or a sale on a stock exchange, or by means of an exchange for shares in a public tender offer or acquisition of control.

In addition, the grant of options to purchase shares under stock option plans does not give rise to preemptive rights.

Voting Rights

Each of our common shares entitles the holder to cast one vote at our shareholders’ meetings. Our preferred shares have no voting rights, except with regard to the following matters for as long as we are listed on the Level 2 segment of B3:

(i)	any direct conversion, consolidation, spin-off or merger of Azul;

(ii)	approval of any agreement between our company and our controlling shareholder(s) or parties related to the controlling shareholder, to the extent that Brazilian corporate law or our bylaws require that the agreement be submitted to the approval of a general shareholders’ meeting;

(iii)	the valuation of any assets to be contributed to our company in payment for shares issued in a capital increase;

(iv)	the appointment of an expert to ascertain the value our shares in connection with (A) a mandatory tender offer; (B) a delisting and deregistration transaction; or (C) any decision to cease to adhere to the requirements of the Level 2 segment of B3;

(v)	any change in, or the revocation of, provisions of our bylaws that results in the violation of certain requirements of the Level 2 segment of B3, as summarized in the “Market Information” section of this prospectus;

(vi)	the matters set forth in the Panel Code;

(vii)	any change in, or the revocation of, provisions of our bylaws that amends or modifies any of the requirements provided for in (A) Paragraphs Nine, Ten and Twelve of Article 5 (restricted voting rights attached to preferred shares); (B) Article 12 (extraordinary measures requiring shareholder approval); and (C) Article 14 (governance of special shareholders’ meetings) of our bylaws;

(viii)	any change in, or the revocation of, provisions of our bylaws that amends or modifies any of the requirements provided for in (A) Paragraph Two of Article 15 (compensation of officers); (B) Article 30 (composition of our compensation committee), (C) Article 31 (functions of our compensation committee); (D) Article 32 (composition of our corporate governance committee); and (E) Article 33 (functions of our corporate governance committee) of our bylaws; and

(ix)	the compensation of our officers in accordance with Paragraph Two of Article 15 of our bylaws.

Items (i) through (vii) listed above are considered “special matters”. Items (i) through (vi) require previous approval of a special preferred shareholders’ meeting if our controlling shareholder holds shares representing a dividend percentage equal to or less than 50%, and item (vii) always requires previous approval of a special preferred shareholders’ meeting.

In addition to the foregoing, the rights conferred on the preferred shareholders by the following articles of Brazilian corporate law may be exercised by our shareholders holding shares representing a percentage of dividend shares equal to the percentage of outstanding capital stock: (i) Article 4a—Introductory Paragraph (new valuation in the event of a public offer for the acquisition of shares for the closing of capital), (ii) Article 105 (filing lawsuits for access to corporate books), (iii) Sole Paragraph, Paragraph (c) and Paragraph (d) of Article 123 (convening an ordinary shareholders’ meeting), (iv) Section Three of Article 126 (requesting a shareholders’ directory), (v) Section One of Article 157 (requesting information from management at the annual shareholders’ meeting), (vi) Section Four of Article 159 (filing a lawsuit against directors), (vii) Section Two of Article 161 (establishing a fiscal council), (viii) Section Six of Article 163 (requesting the provision of information by the fiscal council), (ix) Paragraph II of Article 206 (proposing a dissolution action), and (x) Paragraph 1(a) of Article 246 (filing an action for liability and redress against a parent company).

Under Brazilian corporate law, shares with no voting rights or restricted voting rights (which would include our preferred shares) carry unrestricted voting rights in the event the company fails, for three consecutive years, to pay the privileged minimum or fixed dividends to which the shares are entitled, if any. Our preferred shares are not entitled to privileged minimum or fixed dividends and accordingly do not carry unrestricted voting rights if our Company fails to distribute the mandatory dividend (which is applicable to both common and preferred shares).

Brazilian corporate law also provides that any change in the rights of preferred shareholders, or any creation of a class of preferred shares with greater privileges than the existing preferred shares, must be approved by the holders of common shares at a shareholders’ meeting. Any such approval only becomes legally effective once it has been ratified by the majority of shareholders holding preferred shares at a special shareholders’ meeting.

Under Brazilian corporate law, minority holders of our preferred shares (with no voting rights or restricted voting rights) jointly representing at least 10% of our total capital stock have the right to elect one member of our board of directors in a separate voting process. Preferred shareholders have the right to elect two members of our board of directors in a separate voting process, pursuant to our bylaws. In addition, minority shareholders whose holding of our common shares represents at least 15% of our total voting capital stock have the right to elect one director in a separate voting process. Holders of preferred shares and common shares that represent 10% of the total share capital may combine their holdings in order to benefit from these rights.

In addition, Brazilian corporate law provides that the following rights of shareholders may not be altered either in the bylaws or by shareholders’ resolutions:

•	the right of holders of common shares to vote at general shareholders’ meetings;

•	the right to participate in the distribution of dividends (including interest paid on our capital), and to share in our remaining assets in case of liquidation;

•	the right to subscribe for shares (or securities convertible into shares) in the circumstances summarized above; and

•	the withdrawal rights summarized above.

Rights other than these unalterable rights may be granted or excluded in the bylaws or by shareholders’ resolutions.

Shareholders’ Meetings

Our board of directors has the power to call shareholders’ meetings. Notice of shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the state of São Paulo, and in a second newspaper of general circulation (currently Diário Comércio Indústria & Serviços). Our shareholders’ meetings are held at our headquarters, in the city of Barueri, state of São Paulo. Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the shares entitling them to vote.

Certain extraordinary matters must be approved by shareholders holding preferred shares through an extraordinary shareholders’ meeting. In the first instance, our preferred shareholders representing at least 25% of our preferred shares may call an extraordinary shareholders’ meeting. In the second instance, our preferred shareholders representing any number of our preferred shares may call an extraordinary shareholders’ meeting, subject to the regulations of the Level 2 segment of B3. If a specific quorum is not required by Brazilian corporate law or the regulations of the Level 2 segment of B3, resolutions may pass by a majority vote of the preferred shareholders present.

For a summary of how a holder of ADSs may receive information regarding and attend shareholders’ meetings, see the section of this prospectus entitled “Description of American Depositary Shares.”

Anti-Takeover Provisions

Differently from companies incorporated under the laws of the State of Delaware, the majority of Brazilian publicly-held companies do not employ “poison pill” provisions to prevent hostile takeovers. As most Brazilian companies have clearly identified controlling shareholders, hostile takeovers are rare and thus no developed body of case law addresses the limits on the ability of management to prevent or deter potential hostile bidders. Brazilian corporate law, Level 2 B3 rules and our by-laws require any party that acquires our control to extend a tender offer for common and preferred shares held by non-controlling shareholders at the same purchase price paid to the controlling shareholder. In addition, any shareholder whose equity interest reaches 30% of our outstanding common shares, or the Relevant Shareholding Level must effect a tender offer for all of our outstanding common shares, preferred shares and instruments convertible to our common shares or preferred shares, under the terms of the Self-Regulatory Code on Mergers and Acquisitions, or the Panel Code, issued by the Takeover Panel Sponsors Association—ACAF, or ACAF, which code we adhere to (see “—Brazilian Takeover Panel (ACAF)”). The price to be offered for our common shares in the tender offer will be the highest price paid for our common shares by the offer or during the twelve months prior to the day when the holder reached the Relevant Shareholding Level, adjusted for certain relevant corporate events such as dividends payments and stock splits. The price to be offered for each of our preferred shares and instruments convertible to our common shares in the tender offer will be a price 75 times higher than the price offered for each of our common shares. For more information on ACAF, see “—Brazilian Takeover Panel (ACAF)”.

Principal Differences between Brazilian and U.S. Corporate Governance Practices

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different to the standards applicable to U.S. listed companies. Under the NYSE rules, we are required only

•	to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers, as discussed below;

•	to provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and

•	to provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Under the listing standards of Level 2 segment of B3, our board of directors must have at least five members, at least 20% of which must be independent. Also, Brazilian corporate law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian corporate law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian corporate law requires that our directors be elected by our shareholders at a shareholders’ meeting.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian corporate law does not have a similar provision. According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected to officer positions. Our Chairman, David Neeleman, is a member of our board of directors. As a result, the non-management directors on our board do not typically meet in executive session.

Nominating committee, corporate governance committee and compensation committee

NYSE rules require that listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities—although as a company the majority of whose voting shares are held by another group, we would not be required to comply with this rule. The responsibilities of the nominating/corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. The responsibilities of the compensation committee, in turn, include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board compensation of other executive officers, incentive compensation and equity-based plans.

We are not required under applicable Brazilian corporate law to have a nominating committee, corporate governance committee and compensation committee. Aggregate compensation for our directors and executive officers is established by our common and preferred shareholders at annual shareholders’ meetings, and our directors at board of directors’ meeting are required to determine the allocation of the aggregate compensation among their members and the officers.

Audit Committee and Audit Committee Additional Requirements

NYSE rules require that listed companies have an audit committee that:

•	is composed of a minimum of three independent directors who are all financially literate;

•	meets the SEC rules regarding audit committees for listed companies;

•	has at least one member who has accounting or financial management expertise, and

•	is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.

The audit committee is elected by the board of directors.

Within one year following the completion of our initial public offering, we expect that all members of our audit committee will either satisfy requirements of the SEC and NYSE applicable to U.S. audit committees or will qualify with the Rule 10A-3 exemption.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans (which may be approved for an undefined period), with limited exceptions. Under Brazilian corporate law, all stock option plans must be submitted for approval by the holders of our common shares. In addition, any issuance of new shares that exceeds our authorized share capital is subject to approval by holders of our common shares at a shareholders’ meeting.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We comply with the corporate governance guidelines under applicable Brazilian law and the Level 2 segment of B3. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the NYSE guidelines. We have adopted and observe the Policy of Material Fact Disclosure, which deals with the public disclosure of all relevant information as per CVM’s Instruction No. 358 guidelines, and the Policy on Trading of Securities, which requires management to disclose all transactions relating to our securities, and which is required under Level 2 segment of B3.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Level 2 segment of B3 has a similar requirement.

We adopted a code of business conduct and ethics in May 2009, which regulates the conduct of our managers in connection with the disclosure and control of financial and accounting information and their access to privileged and non-public information. Our code of business conduct and ethics complies with the requirements of the Sarbanes-Oxley Act of 2002, the NYSE rules and Level 2 segment of B3 rules.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

Our internal auditing department works independently to conduct methodologically structured examinations, analysis, surveys and fact finding to evaluate the integrity, adequacy, effectiveness, efficiency and economy of the information systems processes and internal controls related to our risk management. The internal auditing department reports continually to our board of directors and audit committee and its activities are directly supervised by our audit committee, which acts under our board of directors, and is monitored by our audit and operational risk management superior committee. In carrying out its duties, the internal auditing department has access to all documents, records, systems, locations and people involved with the activities under review.

Brazilian Takeover Panel (ACAF)

On January 21, 2014, we entered into an agreement to adhere to the Panel Code issued by ACAF, a non-statutory non-for-profit entity organized under private law for the purpose of organizing, maintaining and administering the ACAF. Our Company, shareholders, directors, fiscal council members and members of any other entity with technical or consultative functions created by statutory provision will have to respect the principles and rules of the Panel Code and comply with the decisions that may be taken by ACAF under the Panel Code in respect of all tender offers, takeovers, stock takeovers, mergers or spin-offs in connection with a takeover.

The rights of any shareholder who fails to comply with the Panel Code may be suspended pursuant to a decision of the shareholders at the Annual General Meeting, including the right of the non-compliant shareholder to vote.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Citibank, N.A., as depositary, will register and deliver the ADSs. Each ADS will, as of the date of this prospectus, represent the right to receive three preferred shares (which ratio may be changed, as described below) in registered form, deposited with the office of Banco Bradesco S.A. as custodian for the depositary. Each ADS will also represent the right to receive any other securities, cash or other property which may be received on behalf of the owner of the ADSs but not distributed by the depositary to the owners of ADSs because of legal restrictions or practical considerations. The principal executive office of the depositary is located at 388 Greenwich Street, New York, New York 10013.

The preferred shares are listed for trading on the Level 2 listing segment of the São Paulo Stock Exchange (B3 S.A.—Bolsa de Valores, Mercadorias e Futuros), or the B3, and the ADSs are listed for trading on the New York Stock Exchange.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Brazilian law governs shareholder rights. The depositary, the custodian and their respective nominees will be the holders of the preferred shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder and beneficial owner rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name or through your broker or other financial institution, or (b) by holding ADSs in DRS. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly, by means of an ADR registered in your name. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on preferred shares or other deposited securities, after deducting its fees and expenses and any taxes and government charges. You will receive these distributions in proportion to the number of preferred shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our preferred shares) set by the depositary with respect to the ADSs.

•	Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the preferred shares or any net proceeds from the sale of any preferred shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars, if it can do so on a practicable basis and can transfer such U.S. dollars to the United States and will distribute the amount thus received. If such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained, the deposit agreement allows the depositary to either distribute the foreign currency only to those ADS holders to whom it is possible to do so, or hold or cause the custodian to hold the foreign currency for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. The depositary will not invest the foreign currency and will not be liable for any interest for the respective accounts of the ADS holders.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, will be deducted. See “Taxation.” If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. For any preferred shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing the right to receive such preferred shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional preferred shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell preferred shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed preferred shares sufficient to pay its fees and expenses in connection with that distribution. There can be no assurance that you will be given the opportunity to receive distributions under the same terms and conditions as the holders of preferred shares.

•	Elective Distributions in Cash or Shares. If we offer holders of our preferred shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice from us as described in the deposit agreement of such elective distribution by us, and if we have indicated that we wish to make such elective distribution available to you, has discretion to determine to what extent such elective distribution is lawful and reasonably practicable, and thus, whether it can be made available to you as a holder of the ADSs. The depositary will not make such elective distribution to you until we first timely instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is lawful to do so. The depositary could decide it is not lawful or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the preferred shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing the right to receive preferred shares in the same way as it does in a share distribution. The depositary will not be obligated to make available to you a method to receive the elective dividend in preferred shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of preferred shares.

•	Rights to Purchase Additional Shares. If we offer holders of our preferred shares any rights to subscribe for additional shares, the depositary shall, having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and determine whether it is lawful and reasonably practicable to make these rights available to you. The depositary will not make rights available to you unless we first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is lawful and reasonably practicable to do so, and such other documentation as is provided in the deposit agreement. If it is not lawful and reasonably practicable to make the rights available but it is lawful and reasonably practicable to sell the rights, the depositary will attempt to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for preferred shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given rights on the same terms and conditions as the holders of preferred shares or be able to exercise such rights.

•	Other Distributions. Subject to receipt of timely notice and satisfactory documents by the depositary, as described in the deposit agreement, from us with our request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary may attempt to sell all or a portion of the distributed property sufficient to pay its fees and expenses in connection with that distribution. If any of the conditions above are not met, the depositary will attempt to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it is unlawful or impracticable to make a distribution available to any ADS holders. We have no obligation to register ADSs, preferred shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, preferred shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our preferred shares or any value for them if we or the depositary determine that it is not lawful or not practicable for us or the depositary to make them available to you. The depositary will hold any cash amounts or property it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until a distribution can be effected or such amounts and property that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Deposit, Withdrawal and Cancellation

Which shares shall be accepted for deposit?

No preferred shares shall be accepted for deposit unless accompanied by confirmation or such additional evidence, if any is required by the depositary, that is reasonably satisfactory to the depositary and the custodian that all conditions to such deposit have been satisfied by the person depositing such preferred shares under the laws and regulations of Brazil and any necessary approval has been granted by the CVM, the Central Bank or any governmental body in Brazil, if any, which is then performing the function of the regulator of currency exchange.

The depositary shall not be required to accept for deposit or maintain on deposit with the custodian (a) any fractional preferred shares or fractional deposited securities, or (b) any number of preferred shares or deposited securities which, upon application of the ratio of ADSs to deposited securities, would give rise to fractional ADSs.

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits preferred shares or evidence of rights to receive preferred shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, and upon presentation of the applicable deposit certification, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto. Your ability to deposit shares and receive ADSs may be limited by U.S. and Brazilian legal considerations applicable at the time of deposit.

How do ADS holders cancel an ADS?

You may present (or provide appropriate instructions to your broker to present) your ADSs to the depositary for cancellation and then receive the corresponding number of underlying preferred shares at the custodian’s offices. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the preferred shares and any other deposited securities underlying the ADSs to you or a person you designate. The depositary may ask you to provide documents as the depositary may deem appropriate before it will cancel your ADSs and deliver the underlying preferred shares and any other property.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs and provided the continued availability of certified ADSs in the U.S., the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

If certain conditions in the deposit agreement are satisfied as further described below, you may instruct the depositary to vote the preferred shares or other deposited securities underlying your ADSs at any meeting at which holders of preferred shares or other deposited securities are entitled to vote pursuant to any applicable law, the provisions of our bylaws and other constitutive documents, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the preferred shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the preferred shares. Our preferred shares have limited voting rights. See “Description of Capital Stock—Voting Rights.”

Upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our bylaws and other constitutive documents, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our bylaws and other constitutive documents, and the provisions of or governing the deposited securities (which provisions, if any, shall be summarized in pertinent part by us), to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the preferred shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given. Voting instructions may be given only in respect of a number of ADSs representing an integral number of preferred shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified by the depositary in its notice to ADS holders. The depositary will endeavor, insofar as practicable and permitted under applicable law, the provisions of the deposit agreement, our bylaws and the provisions of or governing the deposited securities, to vote or cause the custodian to vote the preferred shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct provided that if the depositary timely receives voting instructions from you that fail to specify the manner in which deposited securities are to be voted, you will be deemed to have instructed the depositary to vote in favor of the items in the voting instructions. Preferred shares or other deposited securities represented by ADSs for which no specific voting instructions are received by the depositary from the ADS holder shall not be voted except as provided below. Without limiting any of the foregoing, to the extent the depositary does not receive voting instructions from ADS holders, the depositary will take such actions as are necessary, upon our written request and subject to applicable law and the terms of the deposited securities, to cause the amount of shares represented by ADSs of those ADS holders to be counted for the purpose of satisfying applicable quorum requirements.

If (i) we make a timely request to the depositary as contemplated above and (ii) no timely voting instructions are received by the depositary from you with respect to the deposited securities represented by your ADSs on or before the date established by the depositary for such purpose, the depositary shall deem you to have instructed the depositary to give a discretionary proxy to a person designated by our board of directors with respect to such deposited securities and the depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the deposit agreement, our bylaws and the provisions of the deposited securities, to give or cause the custodian to give a discretionary proxy to a person designated by our board of directors to vote such deposited securities; provided, however, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which our board of directors informs the depositary that (x) the we do not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of preferred shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the preferred shares underlying your ADSs. In addition, there can be no assurance that you will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our preferred shares.

The depositary and its agents are not liable for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the preferred shares underlying your ADSs are not voted as you request.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Brazilian law, any applicable law of the United States of America, the rules and requirements of B3, our bylaws and other constitutive documents, any resolutions of our board of directors adopted pursuant to such bylaws, the requirements of any markets or exchanges upon which the preferred shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADSs, the identity of any other persons then or previously interested in such ADSs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of Brazil, our bylaws and other constitutive documents, and the requirements of any markets or exchanges upon which the ADSs or preferred shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs or preferred shares may be transferred, to the same extent as if such ADS holder or beneficial owner held preferred shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Brazilian law, the rules and requirements of the CVM and B3, and any other stock exchange on which the preferred shares are, or will be, registered, traded or listed or our bylaws and other constitutive documents, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Delivery of Information to the CVM, the Central Bank and B3

We will comply with Brazil’s Monetary Council Resolution No. 4,373, dated as of September 29, 2013, and will furnish to the CVM, the Central Bank and the B3, whenever required, information or documents related to the approved ADR program, the deposited securities and distributions thereon. The depositary and the custodian may release such information or documents and any other information as required by local regulation, law or regulatory body request.

Ownership Restrictions

We may restrict transfers of the preferred shares where such transfer might result in ownership of preferred shares exceeding limits imposed by applicable laws or our bylaws. We may also restrict, in such manner as we deem appropriate, transfers of the ADSs where such transfer may result in the total number of preferred shares represented by the ADSs owned by a single ADS holder or beneficial owner of ADSs to exceed any such limits. We may, in our sole discretion but subject to applicable law, instruct the depositary to take action with respect to the ownership interest of any ADS holder or beneficial owner of ADSs in excess of the limits set forth in the preceding sentence, including, but not limited to, the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or mandatory sale or disposition on behalf of an ADS holder or beneficial owner of ADSs of the preferred shares represented by the ADSs of such holder or beneficial owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and our bylaws. Notwithstanding the foregoing, neither we nor the depositary shall be obligated to ensure compliance with the foregoing ownership restrictions.

Reporting Obligations and Regulatory Approvals

Applicable laws and regulations, including those of the Central Bank, the CVM, the B3 and the Level 2 listing segment may require ADS holders and beneficial owners of preferred shares, including the ADS holders and beneficial owners of ADSs, to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. ADS holders and beneficial owners of ADSs are solely responsible for complying with such reporting requirements and obtaining such approvals, and pursuant to the deposit agreement, such holders and beneficial owners agree to make such determinations, file such reports, and obtain such approvals to the extent and in the form required by applicable laws and regulations as in effect from time to time and neither the depositary, the custodian nor we, nor any of their or our respective agents or affiliates shall be required to take any actions on behalf of such holders or beneficial owners to determine or satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued

Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase ADSs	Up to US$0.05 per ADS held

Depositary operation and maintenance services	Up to US$0.05 per ADS held

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of preferred shares charged by the registrar and transfer agent for the preferred shares in Brazil (i.e., upon deposit and withdrawal of preferred shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex, electronic and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when preferred shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of preferred shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to preferred shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

Until the applicable depositary fees and expenses are paid, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. The depositary may sell preferred shares or other depositary property held with respect to your ADSs and use the proceeds to satisfy your obligations to pay its fees and expenses.

Certain of the depositary fees and charges (such as the depositary services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADSs, any surrender of ADSs and withdrawal of deposited securities or the termination of the deposit agreement.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADSs or to release securities on deposit until all taxes and charges are paid by you. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations.

Each ADS holder will be responsible for the payment and/or reimbursement of any and all taxes effectively paid or incurred by us, the Depositary or the Custodian (including as a result of the execution of any symbolic foreign exchange transaction (operação simbólica de câmbio)) related to or as a result of a deposit of preferred shares and/or withdrawal or sale of deposited property by such ADS holder. Each ADS holder will be responsible for the reporting of any false or misleading information, or the failure to report required information relating to foreign exchange transactions to the custodian or the Central Bank, as the case may be, in connection with deposits or withdrawals of deposited securities.

If we change the nominal or par value of, split-up, cancel, consolidate or otherwise reclassify any of the deposited securities, or if we recapitalize, reorganize, merge, consolidate or sell our assets, any property which shall be received by the depositary or the custodian in exchange for, or in conversion of, or replacement of, or otherwise in respect of, the deposited securities shall, to the extent permitted by law, be treated as new deposited property under the deposit agreement, and the ADSs shall, subject to the provisions of the deposit agreement, any ADR(s) evidencing such ADSs and applicable law, represent the right to receive such additional or replacement deposited property. In connection with the foregoing, we may (i) issue and deliver additional ADSs as in the case of a stock dividend on the preferred shares, (ii) amend the deposit agreement and the applicable ADR(s), (iii) amend the applicable registration statement(s) in respect of the ADSs, (iv) call for the surrender of outstanding ADRs to be exchanged for new ADRs, and (v) take such other actions as are appropriate to reflect the transaction with respect to the ADSs.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. The depositary will not consider to be materially prejudicial to your substantial rights any modification or supplement that are reasonably necessary for the ADSs to be registered under U.S. laws, in each case without imposing or increasing the fees and charges you are required to pay. In addition, the depositary may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In such cases, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver preferred shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. At any time after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary and the custodian thereunder. The obligations of ADS holders and beneficial owners of ADSs outstanding as of the effective date of any termination shall survive such effective date of termination and shall be discharged only when the applicable ADSs are presented to the depositary for cancellation under the terms of the deposit agreement and the ADS holders have satisfied any and all of their obligations thereunder (including, but not limited to, any payment and/or reimbursement obligations which relate to prior to the effective date of termination but which payment and/or reimbursement is claimed after such effective date of termination).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office at all reasonable times but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time, when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable request, to the extent not prohibited by law.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary and the custodian. We, the depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Brazil or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our bylaws or other constituent documents or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•	are not obligated to perform any act that is inconsistent with the terms of the deposit agreement;

•	are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our bylaws or other constituent documents or provisions of or governing deposited securities;

•	disclaim any liability for any action or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting preferred shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by any of us in good faith to be competent to give such advice or information;

•	are not liable for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	are not obligated to appear in, prosecute or defend any action with respect to deposited property or the ADSs, except under the circumstances set forth in the deposit agreement; and

•	are not liable for any action or failure to act by any ADS holder relating to the ADS holder’s obligations under any applicable Brazilian law or regulation relating to foreign investment in Brazil in respect of a withdrawal or sale of deposited securities, including, without limitation, any failure to comply with a requirement to register such investment pursuant to the terms of any applicable Brazilian law or regulation prior to such withdrawal or any failure to report foreign exchange transactions to the Central Bank, as the case may be.

The depositary and any of its agents also disclaim any liability (i) with respect to Brazil’s system of share registration and custody, including any liability in respect of the unavailability of deposited securities (or any distribution in respect thereof), (ii) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (iii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iv) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (v) for any tax consequences that may result from ownership of ADSs, preferred shares or deposited securities, or (vi) for any acts or omissions made by a successor depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of preferred shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any preferred shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) regulations it may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying preferred shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of preferred shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our preferred shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of preferred shares or other deposited securities; or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).

This right of withdrawal may not be limited by any other provision of the deposit agreement.

The depositary shall not knowingly accept for deposit under the deposit agreement any preferred shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such preferred shares.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying preferred shares. This is called a pre-release of the ADSs. The depositary may also deliver preferred shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying preferred shares are delivered to the depositary. The depositary may receive ADSs instead of preferred shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person or entity to whom the pre-release is being made (a) represents to the depositary in writing that at the time of the pre-release transaction it or its customer owns the preferred shares or ADSs that are to be delivered by it under such pre-release transaction, (b) agrees to indicate the depositary as owner of such preferred shares or ADSs in its records and to hold such preferred shares or ADSs in trust for the depositary until such preferred shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver such preferred shares or ADSs to the depositary or the custodian, as the case may be, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate; (2) at all times the pre-release is fully collateralized with cash, United States government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

MARKET INFORMATION

Among the factors considered in determining the offering price were the result of the bookbuilding process, our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity capital markets in Brazil and the United States, including current market valuations of publicly traded companies considered comparable to our company. Each ADS represents three preferred shares. Our ADSs trades on the NYSE under the symbol “AZUL” and the preferred shares trades on the B3 under the symbol “AZUL4”.

See “Risk Factors—Risks Relating to the Global Offering and Our Preferred Shares, including in the Form of ADSs,” “Management,” “Description of Capital Stock” and “Description of American Depositary Shares.”

Regulation of Brazilian Capital Markets

Pursuant to Brazilian Securities Law and Brazilian corporate law, the Brazilian capital market is regulated and supervised by the CMN, which has general authority over the stock exchanges and capital markets. The CMN regulates and supervises the activities of the CVM and has, among other powers, licensing authority over brokerage firms and also regulates foreign investment and foreign exchange transactions, according to the provisions of the Brazilian Securities Law and Law No. 4,595, dated December 31, 1964, as amended. These laws and other rules and regulations together set the requirements for disclosure of information applying to issuers of securities listed on stock exchanges, the criminal penalties for insider trading and price manipulation, the protection of minority shareholders, licensing procedures, supervision of brokerage firms, and governance of the Brazilian stock exchanges.

Pursuant to Brazilian corporate law, a company may be publicly-held and listed or privately-held and unlisted. All publicly-held companies are registered with the CVM and are subject to periodic reporting requirements and disclosure of material events. A company registered with the CVM is authorized to trade its securities on the B3 or on the Brazilian over-the-counter market. Shares listed on the B3 may not be simultaneously traded on Brazilian over-the-counter markets. Trading on the over-the-counter market implies direct off-stock exchange trades between investors through a financial institution registered with the CVM. No special application, other than registration with the CVM (and for organized over-the-counter markets, with the relevant over-the-counter market), is necessary for securities of a publicly-held company to be traded on the over-the-counter market. Listing on the B3 requires a company to apply for registration with the B3 and the CVM.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary.

The trading of securities on the B3 may be suspended under certain circumstances, including as a result of the disclosure of material information. Trading may also be suspended at the request of the B3 or the CVM if there is any evidence that a company has provided inadequate information regarding a material fact or has provided inadequate responses to inquiries by the CVM or the stock exchange, among other reasons.

Trading on the B3

B3 trading sessions are conducted from 10:00 a.m. to 5:00 p.m., or from 11:00 a.m. to 6:00 p.m. (during daylight savings time in Brazil), in an automated system known as PUMA Trading System. The B3 also permits trading from 5:45 p.m. to 7:00 p.m., or from 6:45 p.m. to 7:30 p.m. during daylight savings time in Brazil, in an online system known as “after market,” which is connected to traditional and online brokers. “After market” trading is subject to regulatory limits on price volatility and on the volume of preferred shares transacted by online brokers.

Sales of shares on the B3 are settled within three business days after the trading date. Generally, the seller is expected to deliver the shares to the B3 on the third business day after the trading date. Delivery and payment of the shares are made through the facilities of the Central Depository B3 (Central Depositária B3).

For a more efficient control of volatility of the BOVESPA Index, the B3 has adopted a circuit breaker system that suspends trading for 30 minutes to one hour if the BOVESPA Index falls below 10% and 15%, respectively, compared with the level at the close of trading on the preceding trading session. If the BOVESPA Index falls below 20%, the B3 may suspend trading for a period of time to be defined by it at the time of such event.

Corporate Governance Practices and the Level 2 Segment of B3

In 2000, the B3 introduced three special listing segments, known as Level 1, Level 2 and the Novo Mercado, aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the B3 by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by applicable Brazilian law. Our securities are listed on the Level 2 segment of B3. The main elements of this segment are described below:

To become a Level 2 segment of B3 company, in addition to the obligations imposed by applicable law, an issuer must comply with the following rules: (1) ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading; (2) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, including (a) guaranteed access to all prospective investors, or (b) the allocation of at least 10% of the total offer to individuals or non-institutional investors; (3) comply with additional quarterly disclosure standards, such as disclosing related party transactions to the same level as required by the accounting standards used in the preparation of annual financial statements; (4) follow stricter disclosure policies with respect to transactions made by controlling shareholders, members of its board of directors, its executive officers and, if applicable, members of its fiscal council (conselho fiscal) and other technical or consulting committees involving securities issued by the issuer; (5) submit any existing shareholders’ agreement and stock option plans to the B3; (6) make a schedule of corporate events available to shareholders; (7) grant tag-along rights for all shareholders in connection with a transfer of control of the company offering the same price paid per share of controlling block for each common share and preferred share; (8) grant voting rights to holders of preferred shares, at least in connection with the following matters: (a) transformation, merger, consolidation or spin-off of the Company; (b) execution of any agreement between the Company and its controlling shareholder, acting directly or through any third party, in the event such agreement must be approved by a shareholders’ meeting, as provided by law or in the bylaws of the Company; (c) valuation of assets to be contributed to the capital stock of the Company in a capital increase; (d) appointment of the valuation company or institution that will determine the economic value of the Company; and (e) amendments or exclusions of bylaw provisions which eliminate or modify any of the matters above; (9) have a board of directors consisting of at least five members out of which a minimum of 20% of the directors must be independent and limit the term of all members to two years, reelection permitted; (10) not name the same individual for being both chairman of the board and the president, chief executive officer or other principal executive, observing the exceptions provided on corporate governance Level 2 segment of B3 listing regulation; (11) translate into English its annual and quarterly consolidated and unconsolidated financial statements; (12) if it elects to delist from the Level 2 segment of B3, conduct a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be the economic interest determined by an independent specialized firm with requisite experience); (13) adhere exclusively to the Market Arbitration Chamber for resolution of disputes between the company and its investors relating to or derived from the enforceability, validity, applicability, interpretation, breach and its effects, of the provisions of the Brazilian corporate law, the Company’s bylaws, the rules published by the CMN, the Central Bank, the CVM, and other rules applicable to the Brazilian capital markets in general, including the Level 2 rules, the Level 2 listing agreement, the Level 2 sanctions regulation and the rules of the Market Arbitration Chamber of the B3; and (14) adopt and publish a code of conduct that establishes the principles and values that guide the company.

In addition, as a result of CMN Resolution No. 3,792, dated as of September 24, 2009, as amended, shares issued by companies that adopt differentiated corporate practices, such as those whose securities are admitted for trading in the special segment of the Novo Mercado or whose listing classification is Level 1 or Level 2 in accordance with the regulations of the B3, may have a larger participation in the investment portfolio of private pension funds. As a result, companies that adopt differentiated corporate practices are an important and attractive investment for private pension funds, which are large investors in the Brazilian capital markets.

Investment in Our Preferred Shares By Non-residents Outside Brazil

Resolution No. 4,373

Investors residing outside Brazil are authorized to purchase, inter alia, equity instruments, including our preferred shares, on the B3, provided that they comply with the registration requirements set forth in CMN Resolution No. 4,373, and CVM Instruction No. 560.

With certain limited exceptions, and subject to the registration requirements set forth in CMN Resolution No. 4,373 and CVM Instruction No. 560, CMN Resolution No. 4,373 investors are permitted to carry out any type of transaction in the Brazilian financial capital markets involving a security traded on a Brazilian stock, future or organized over-the-counter, or OTC, market. Investments and remittances outside Brazil of gains, dividends, profits or other payments related to our shares are made through the foreign exchange market.

In order to become a CMN Resolution No. 4,373 investor, an investor residing outside Brazil must:

•	appoint one or more representatives in Brazil, which must be a financial institution duly authorized by the Central Bank, with powers to receive service of process related to any action regarding financial and capital market legislation, among others;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint one or more authorized custodians in Brazil for the investments, which custodian must be duly authorized by the CVM; and

•	through its representative, register itself as a foreign investor with the CVM and register its investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM, as the case may be. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized OTC markets licensed by the CVM.

In addition, an investor operating under the provisions of CMN Resolution No. 4,373 must be registered with the Brazilian tax authorities pursuant to its Regulatory Instruction No. 1,634, dated as of May 6, 2016. This registration process is undertaken by the investor’s legal representative in Brazil.

Law No. 4,131

Alternatively, foreign investors may also invest directly in Brazilian companies (e.g., through the establishment of a branch or a foreign company) under Law No. 4,131, as amended, and may sell their shares in both public and private transactions. However, these investors are currently subject to a less favorable tax treatment on gains than foreign investors that invest in Brazil under CMN Resolution No. 4,373.

A direct foreign investor under Law No. 4,131 must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process with respect to suits based on Brazilian corporate law.

The Brazilian government decreased the rate of the Tax on Foreign Exchange Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos ou Valores Mobiliários), or IOF/Exchange Tax, the tax related to certain foreign investments in Brazilian financial and capital markets, including investments made pursuant to CMN Resolution No. 4,373, from 6% to 0%. Currently, currency exchange transactions carried out by CMN Resolution No. 4,373 investors are subject to IOF/Exchange Tax at a rate of (i) 0%, in the case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, and acquisitions of shares of Brazilian publicly-held companies through public offerings or subscription of shares related to capital contributions, provided that the issuing company has registered its shares for trading on the stock exchange, and (ii) 0%, in the case of the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

The IOF/Exchange Tax applies upon the conversion of foreign currency into Brazilian reais for purposes related to equity or debt investments by foreign investors in the Brazilian stock exchanges or the OTC market, private investment funds, Brazilian treasury notes and other fixed income securities. The Brazilian government is permitted to increase the rate of the IOF/Exchange Tax at any time, up to 25% of the amount of the foreign exchange transaction. However, any rate increase will only apply to transactions carried out after the rate increase and will not apply retroactively. For more information, see “Taxation—Brazilian Tax Considerations—Income Tax—Tax on Foreign Exchange and Financial Transactions.”

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and heightened volatility in the Brazilian capital markets and securities issued abroad by Brazilian companies. This uncertainty and other future events affecting the Brazilian economy and the actions of the Brazilian government may adversely affect us and the price of our preferred shares, including in the form of ADSs.

DIVIDEND POLICY

Amounts Available for Distribution

According to Brazilian corporate law and our bylaws, our board of directors makes a recommendation to the annual shareholders’ meeting regarding the allocation of our net income for the preceding fiscal year, and the shareholders’ meeting decides upon the allocation. Under Brazilian corporate law, our board of directors may also approve intermediary dividend distributions.

Brazilian corporate law defines “net income” as the results for the fiscal year after deducting accrued losses, the provisions for income and social contribution taxes for that year and any amounts allocated to profit sharing payments to employees and management. Management is only entitled to any profit sharing payment, however, after the shareholders are paid the mandatory dividend referred to below.

Reserve Accounts

Companies incorporated under Brazilian law generally have two main reserve accounts: a profit reserve account and a capital reserve account.

Profit Reserves

Profit reserves consist of a legal reserve, statutory reserve, contingency reserve, retained profit reserve and unrealized profit reserve, as described below.

The combined balance of our profit reserve accounts (other than the contingency reserve and the unrealized profits reserve) may not exceed our capital stock. If the balance does exceed capital stock, the shareholders’ meeting must decide whether to use the excess to pay in subscribed but unpaid capital, to increase our share capital, or to pay dividends.

Legal Reserve

Brazilian corporate law requires us to maintain a legal reserve to which we must allocate 5.0% of our net income for each fiscal year until the aggregate amount of the reserve equals 20.0% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our capital stock. The amounts allocated to the legal reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset losses. Therefore, they are not available for the payment of dividends.

Statutory Reserve

Brazilian corporate law allows us to allocate a portion of our net profits to discretionary reserve accounts established in accordance with our bylaws. As of June 30, 2017, we did not have a statutory reserve. If we establish these accounts, the bylaws must indicate the purpose, allotment criteria and maximum amount of the reserve. However, we may not allocate profits to these discretionary reserve accounts if this would affect the payment of the minimum mandatory dividend.

Contingency Reserve

Brazilian corporate law allows us to allocate a percentage of our net income to a contingency reserve for anticipated losses that are deemed probable in future years, if the amount of the losses can be estimated. Any amount so allocated must be reversed in the fiscal year in which any expected loss fails to occur as projected, or charged against in the event that the expected loss occurs. The amounts to be allocated to this reserve must be approved by our shareholders. As of June 30, 2017, our contingency reserve was zero.

Retained Profit Reserve

Brazilian corporate law allows us to retain a portion of our net income, by a decision of our shareholders, provided that the retention is included in a capital expenditure budget that has been previously approved. The allocation of funds to this reserve cannot jeopardize the payment of the minimum mandatory dividends. As of June 30, 2017, our retained profit reserve was zero.

Unrealized Profit Reserve

Under Brazilian corporate law, the amount by which the mandatory dividend exceeds the “realized” net income in a given year may be allocated to an unrealized profit reserve account, and the mandatory dividends may be limited to the “realized” portion of the net income. Brazilian corporate law defines “realized” net income as the amount by which net income exceeds the sum of (i) our net positive results, if any, from the equity method of accounting and (ii) the profits, gains or income that will be received by us after the end of the next fiscal year. The unrealized profit reserve can only be used to pay mandatory dividends. Profits recorded in the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization. As of June 30, 2017, our unrealized profit reserve was zero.

Capital Reserves

Our capital reserve consists of the premium reserve, tax incentives, and investment subsidies. Under Brazilian corporate law, capital reserves may only be used (i) to absorb losses that exceed retained earnings and profit reserves, (ii) to fund redemptions, refunds or repurchases of shares, (iii) to redeem founder shares, and (iv) to increase our share capital. As of June 30, 2017, we had R$1.9 billion allocated to the capital reserve account.

Payment of Dividends and Interest on Shareholders’ Equity

Brazilian corporate law requires the bylaws of a Brazilian company to specify a minimum percentage of available profits to be allocated to the annual distribution of dividends, known as mandatory dividends. The mandatory dividend must be paid to shareholders either as dividends or as interest on shareholders’ equity. The basis of the mandatory dividend is a percentage of income, adjusted according to Article 202 of Brazilian corporate law. Under our bylaws, we must distribute every year at least 0.1% of our adjusted net income from the previous fiscal year as a dividend.

Brazilian corporate law allows a company to suspend distribution of mandatory dividends if the board of directors advises the annual shareholders’ meeting that the distribution would not be advisable given the company’s financial condition. The fiscal council, if one is in place, must review any suspension of the mandatory dividend, and management must submit a report to the CVM setting forth the reasons for the suspension of dividends. Net income that is not distributed due to a suspension is allocated to a separate reserve account and, if not absorbed by subsequent losses, must be distributed as dividends as soon as the financial condition of the company permits.

Dividends

Brazilian corporate law and our bylaws require us to hold an annual shareholders’ meeting by the fourth month following the closing of each fiscal year, in which, among other matters, shareholders must decide upon the distribution of annual dividends. The calculation of annual dividends is based on our audited consolidated financial statements for the immediately preceding fiscal year.

Each holder of shares at the time a dividend is declared is entitled to receive dividends. In our case, holders of preferred shares have the right to receive dividends that are 75 times greater than the dividends attributed to each common share. Under Brazilian corporate law, dividends are generally required to be paid within 60 days from the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date. The dividend must be paid at the latest before the end of the year in which it is declared.

Shareholders have three years from the date of payment to claim their dividends or interest on shareholders’ equity, after which the unclaimed dividends or interest revert to us.

Distributions of Interest on Shareholders’ Equity

Brazilian corporations are permitted to pay interest on equity capital to shareholders and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution tax. The interest is calculated based on the TJLP, as set by the Central Bank from time to time, and cannot exceed the greater of 50% of net income (after deduction of the social contribution tax on net income, and without taking account of the distribution being made and any income tax deduction) for the period in relation to which the payment is made, or 50% of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made. The payment of interest on equity capital represents an alternative form of dividend payment to shareholders. The amount distributed to shareholders as interest on equity capital, net of any income tax, may be included as part of the mandatory dividend distribution. Brazilian corporate law requires us to pay shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on equity capital, after payment of the applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

TAXATION

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares, including in the form of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares, including in the form of ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date of this prospectus, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of preferred shares, including in the form of ADSs. Prospective holders of preferred shares, including in the form of ADSs, should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares, including in the form of ADSs, in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or a “Non-Resident Holder.” This discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil.

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our preferred shares or ADSs. Prospective purchases are advised to consult their own tax advisors with respect to an investment in our preferred shares or ADSs in light of their particular investment circumstances.

Income Tax

Dividends

Historically, dividends paid by a Brazilian company, such as ourselves, including dividends paid to a Non-Resident Holder, have not been subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996. Dividends paid from profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Law No. 11,638, dated December 28, 2007, significantly altered Brazilian corporate law in order to align the Brazilian general accepted accounting principles, or Brazilian GAAP, more closely with IFRS accounting standards. However, Law No. 11,941, dated May 27, 2009, introduced the Transitory Tax Regime, or RTT, in order to render neutral, from a tax perspective, all the changes provided by Law 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria as they were on December 31, 2007. Law No. 12,973, dated May 13, 2014, as amended, abolished the RTT and approved new rules aimed at permanently aligning the Brazilian tax system with IFRS as of January 1, 2015, including with respect to dividend distributions. For the 2014 fiscal year, taxpayers were entitled to elect to adopt the new rules or to continue adopting the RTT.

Under the RTT, there was controversy over how tax authorities would view certain situations, including whether dividends should be calculated in accordance with IFRS standards or the old Brazilian GAAP. It was debatable whether any dividend distributions made in accordance with IFRS standards in excess of the amount that could have been distributed had the profits been ascertained based on the old Brazilian GAAP would be subject to taxation in Brazil. In view of such controversy, Law No. 12,973/14 expressly stated that dividends calculated in accordance with IFRS standards based on profits ascertained between January 1, 2008 and December 31, 2013 would not be subject to taxation.

Notwithstanding the provisions of Law No. 12,973/14, Brazilian tax authorities issued Normative Ruling No. 1,492, dated September 17, 2014, which provided that dividend distributions supported by IFRS profits ascertained in 2014 that exceeded the amount resulting from the adoption of the old Brazilian GAAP would be: (i) subject to withholding income tax based on progressive rates (0% to 27.5%) if paid to Brazilian individuals; (ii) added to the tax base of the corporate tax (IRPJ/CSL) of the beneficiary if paid to Brazilian companies; (iii) be subject to WHT at a 15% rate if paid to non-residents; or (iv) subject to WHT at a 25% rate if paid to non-residents that are based in blacklisted tax haven jurisdictions. However, this rule would only apply to taxpayers that have not elected to account for the effects of Law No. 12,973/14 (i.e., taxation based on IFRS standards) for the 2014 fiscal year.

Despite our belief that the tax exemption on dividends applies to dividends distributed by Brazilian companies out of profits ascertained in accordance with IFRS principles, if the provisions of Normative Ruling No. 1,492/14 are applicable, dividends ascertained in fiscal year 2014 based on IFRS that exceed the amount that would result from the adoption of the old Brazilian GAAP, for that calendar year, could be subject to withholding income tax, even if it were distributed in 2017 or later, at a rate of 15% or, if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction (as defined below), 25%. For dividends paid out from profits ascertained in 2015 going forward, there are no such issues and dividends will be exempt, provided that they are distributed pursuant to Brazilian corporate law.

Interest Attributable to Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, both of which are taxes levied on our profits, as far as the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest on net equity is limited to the daily pro rata variation of the TJLP (long-term interest rate), as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•	50.0% of the net profits (after the social contribution on net profits and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) related to the period in respect of which the payment is made; and

•	50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15.0%, or 25.0% in case of a resident of a Low or Nil Tax Jurisdiction (as defined below) or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Resident Holder. These payments may be included, at their net value, as part of any mandatory dividend. The distribution of interest on shareholders’ equity may be determined by our board of directors. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

On September 30, 2015, the Brazilian federal government enacted Provisional Measure No. 694 in an attempt to increase the withholding income tax on interest on shareholders’ equity from 15% to 18%. In addition, such provisional measure provided that the deductibility of interest on shareholders’ equity should be limited to the lower amount of either (i) the TJLP or (ii) 5% of shareholders’ equity. However, since Provisional Measure No. 694 was not converted into law by the Brazilian Senate within the relevant legal term, it did not produce any effects and was nullified. We cannot assure you that the Brazilian federal government will not try to increase the withholding income tax on interest on shareholders’ equity in the future.

Low or Nil Tax Jurisdictions

According to Law No 9,430, dated December 27, 1996, as amended, Tax Favorable Jurisdiction is a country or location that (i) does not impose taxation on income, (ii) imposes income tax at a rate lower than 20%, or (3) imposes restrictions on the disclosure of shareholding composition or investment ownership.

Additionally, on June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regime,” which is defined as a tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out substantial economic activity in the country or dependency or (b) contingent to the non-exercise of substantial economic activity in the country or dependency; (iii) does not tax or that taxes income generated abroad at a maximum rate of lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

On November 28, 2014, the Brazilian tax authorities issued Ordinance No. 488, which decreased these minimum thresholds from 20% to 17% for specific cases. Under Ordinance No. 488, the 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency, in accordance with rules to be established by the Brazilian tax authorities.

We consider that the best interpretation of Law No. 11,727/08 that the new concept of “privileged tax regime” would be applicable solely for purposes of transfer pricing and thin capitalization rules. However, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Tax Jurisdiction, though the Brazilian tax authorities appear to agree with our position, in view of the provisions of introduced by Normative Ruling No. 1,037, dated as of June 4, 2010, as amended, which presents two different lists (Low or Nil Tax Jurisdictions—taking into account the non-transparency rules—and privileged tax regimes).

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions or “privileged tax regimes.”

Taxation of Gains

According to Article 26 of Law No. 10,833, dated December 29, 2003, as amended, gains related to the sale or disposition of assets located in Brazil, such as our common shares, by a Non-Resident Holder, are subject to withholding income tax in Brazil, regardless of whether the sale or disposition is made by a Non-Resident Holder to another non-resident of Brazil or to a Brazilian resident.

As a general rule, capital gains realized as a result of a sale or disposition of common shares are equal to the positive difference between the amount realized on the sale or disposition and the respective acquisition costs of the common shares.

There is a controversy regarding the currency that should be considered for purposes of determining the capital gain realized by a Non-Resident Holder on a sale or disposition of shares in Brazil, more specifically, if such capital gain is to be determined in foreign or in local currency.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

Currently, capital gains realized by Non-Resident Holders on a sale or disposition of shares carried out on the Brazilian stock exchange (including the organized over-the-counter market) are:

•	exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 4,373/14 of the Brazilian Monetary Council, or a 4,373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

•	subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction ; or (B) a Non- Resident Holder that (1) is a 4,373 Holder, and (2) is resident or domiciled a Low or Nil Tax Jurisdiction; or

•	subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Resident Holder that (1) is not a 4,373 holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

A withholding income tax of 0.005% will apply and shall be withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be offset against the eventual income tax due on the capital gain. Such withholding does not apply to a 4,373 Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction.

Any capital gains realized on the disposition of shares that are not carried out on the Brazilian stock exchange are:

•	subject to income tax at progressive rates that vary from 15% to 22.5%, as further detailed below, when realized by a Non-Resident Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction; and

•	subject to income tax at a rate of up to 25% when realized by a Non-Resident Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction.

In the cases above, if the capital gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with the intermediation of a financial institution the withholding income tax of 0.005% will apply and can be later offset against any income tax due on the capital gains.

In the case of redemption of shares or capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount effectively received by the Non-Resident Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gains derived from sale or exchange of shares that is not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15% or up to 25%, in case of beneficiaries resident or domiciled in a Low or Nil Tax Jurisdiction.

On September 22, 2015, the Brazilian federal government enacted Provisional Measure No. 692/2015, converted into Law No. 13,259, of March 16, 2016, or Law No. 13,259/16, which introduced a regime based on the application of progressive tax rates for income taxation on capital gains recognized by Brazilian individuals on the disposition of assets in general. Under Law No. 13,259/16, effective as from January 1, 2017, the income tax rates on capital gains recognized by Brazilian individuals, which also applies to a Non-Resident Holder, would be: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million.

As a general rule, the increased capital gains taxation regime should apply to transactions conducted outside of the Brazilian stock exchange or the organized OTC market. Also, as a general rule, a foreign investor who is a resident of or has a domicile in a Low or Nil Tax Jurisdiction would be subject to income tax at a rate of up to 25%, as mentioned above. However, although debatable, if the Non-Resident Holder is a 4,373 Holder, it is possible to sustain that the income tax should not apply at progressive rates. Furthermore, as a general rule, gains recognized by a Non-Resident Holder in transactions executed on the Brazilian stock exchange or the organized OTC market should not be subject to the increased capital gains taxation under Law No. 13,259.

In the case of a redemption of shares or a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by a Non-Resident Holder and the acquisition cost of the shares redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the progressive rates, or the 25% flat rate mentioned above, as the case may be. However, although debatable, if the Non-Resident Holder is a 4,373 Holder, it is possible to sustain that the income tax should not apply at progressive rates.

Any exercise of preemptive rights relating to shares or ADSs will not be subject to Brazilian withholding income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition of shares or ADSs.

There can be no assurance that the current favorable tax treatment of Resolution 4,373 Holders will continue in the future.

Sales of ADSs

Arguably, the gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident are not subject to Brazilian tax, based on the argument that the ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a Non-Resident Holder to Brazilian resident, or even to a Non-Resident Holder in the event that courts determine that the ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above.

Gains on the exchange of ADSs for shares

Non-Resident Holders may exchange ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale. As a general rule, the exchange of ADSs for shares is not subject to income taxation in Brazil.

Upon receipt of the underlying shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under No. 4,373/14, which will entitle them to the tax treatment referred above on the future sale of the shares.

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a 4,373 Holder.

Gains on the exchange of shares for ADSs

The deposit of shares in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost is lower than the shares price verified on the exchange date. The capital gains ascertained by the Non-Resident Holder, in this case, should be subject to taxation at rates that vary from 15% to 22.5%, depending on the amount of the gain, as referred to above; or at 25% if realized by a Non-Resident Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction. In certain circumstances, there may be arguments to sustain the position that such taxation is not applicable to 4,373 Holders that are not resident or domiciled in a Low or Nil Tax Jurisdiction.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions

Brazilian law imposes an IOF/Exchange Tax, due on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency. Currently, for most exchange transactions, the rate of IOF/Exchange Tax is 0.38%.

Effective as of December 1, 2011, IOF/Exchange Tax at a rate of 0% applies to foreign exchange transactions entered into in connection with the inflow of proceeds to Brazil for investments made by a foreign investor (including a Non-Resident Holder) in (1) variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, and (2) the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the company has registered its shares for trading with the stock exchange. As of June 5, 2013, this beneficial tax treatment was extended to all investments made under the rules of CMN Resolution 4,373/14 in the Brazilian financial and capital markets, including the investment in common shares. The IOF/Exchange Tax at a rate of 0% also applies for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares. Nonetheless, the Brazilian government is permitted to increase the rate at any time to a maximum of 25%, but only in relation to future transactions. However, any increase in rates may only apply to future foreign exchange transactions.

Tax on Transactions involving Bonds and Securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds”, on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bond Tax applicable to transactions involving the transfer of shares traded on the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil is currently zero, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

On December 24, 2013, the Brazilian government reduced the IOF/Bonds Tax to zero for transactions involving the deposit of shares which are issued by a Brazilian company admitted to trade on the Brazilian stock exchange with the specific purpose of enabling the issuance of depositary receipts traded outside Brazil. Any increase in this rate may only apply to future transactions.

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable on the ownership, transfer or disposition of shares by individuals or entities not domiciled in Brazil. Gift and inheritance taxes, however, may be levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil There are no Brazilian stamp, issue, registration, or similar taxes payable by holders of shares, or shares comprised of shares.

Material U.S. Federal Income Tax Consequences

The following discussion is a general discussion of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of preferred shares, including in the form of ADSs. This discussion deals only with U.S. Holders (as defined below) that purchase the preferred shares, including in the form of ADSs, for cash pursuant to this prospectus and that hold preferred shares, including in the form of ADSs, as capital assets (generally, property held for investment). This discussion does not purport to address all of the tax considerations that may be relevant to U.S. Holders based upon their particular circumstances and may not apply to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that hold preferred shares, including in the form of ADSs, as part of a straddle or hedging, constructive sale, integrated or conversion transactions for U.S. federal income tax purposes, a person that actually or constructively owns 10% or more of the total combined voting power in our stock, traders in securities that have elected the mark-to-market method of accounting for their securities, or persons whose functional currency is not the U.S. dollar).

The discussion is based on the U.S. Internal Revenue Code of 1986, as amended through the date hereof, or the Code, its legislative history, existing and proposed U.S. Treasury regulations thereunder, published rulings and court decisions, all as of the date of this prospectus and all subject to change at any time, perhaps with retroactive effect.

No assurance can be given that the Internal Revenue Service, or the IRS, will agree with the views expressed in this discussion, or that a court will not sustain any challenge by the IRS in the event of litigation. This discussion does not include any description of the tax laws of any state, local, municipal or non-U.S. government that may be applicable to a particular investor and does not consider the Medicare tax on net investment income or any aspects of U.S. federal tax law other than income taxation.

As used herein, the term “U.S. Holder” means a beneficial owner of a preferred share, including in the form of an ADS, that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust or (ii) that was in existence on August 20, 1996, and validly elected under applicable U.S. Treasury regulations to continue to be treated as a domestic trust. If a partnership or an entity or an arrangement that is treated as a partnership for U.S. federal income tax purposes holds preferred shares, including in the form of ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold preferred shares, including in the form of ADSs, are encouraged to consult their tax advisors.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. See the discussion under “—Passive Foreign Investment Company Considerations” below.

The discussion below assumes that the representations contained in the ADS deposit agreement are true and that the obligations in the ADS deposit agreement and any related agreements will be complied with in accordance with their terms. In general, for U.S. federal income tax purposes, U.S. Holders who own ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Accordingly, the surrender of ADSs in exchange for preferred shares (or vice versa) will not result in the realization of gain or loss for U.S. federal income tax purposes. The rest of this discussion assumes that a holder of an ADS will be treated for U.S. federal income tax purposes as directly holding the underlying preferred shares. The U.S. Treasury Department has expressed concern that depositaries for ADRs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such receipts or shares. These actions would also be inconsistent with claiming the reduced rate for “qualified dividend income” described below. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Brazilian withholding taxes and availability of the reduced rate for qualified dividend income could be affected by future actions that may be taken by the depositary and the U.S. Treasury Department.

EACH PERSON CONSIDERING THE ACQUISITION OF PREFERRED SHARES, INCLUDING IN THE FORM OF ADSs, IS ENCOURAGED TO CONSULT ITS OWN INDEPENDENT TAX ADVISOR REGARDING THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE PREFERRED SHARES, INCLUDING IN THE FORM OF ADSs.

Taxation of Dividends and Other Distributions

Subject to the PFIC rules discussed below, distributions of cash or property with respect to preferred shares, including in the form of ADSs, (including any distributions paid in the form of interest attributable to stockholders’ equity for Brazilian tax purposes and the amount of any Brazilian taxes withheld on any such distribution, if any) will constitute ordinary dividend income to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends generally will be includible in a U.S. Holder’s gross income on the day on which the dividends are received by the depositary in the case of a holder of ADSs, or by the U.S. Holder in the case of a holder of preferred shares, not in the form of ADSs. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce a U.S. Holder’s tax basis in such preferred shares or ADSs. To the extent such distributions exceed a U.S. Holder’s tax basis in its preferred shares or ADSs, such excess will constitute capital gain and generally will be treated as described below under “—Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs.” Because we do not intend to maintain calculations of our earnings and profits on the basis of U.S. federal income tax principles, U.S. Holders should expect that any distribution paid generally will be reported to them as a dividend. Dividends on preferred shares, including in the form of ADSs will not be eligible for the dividends received deduction allowed to U.S. corporations.

A U.S. Holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Brazilian income taxes withheld on dividends received in respect of the preferred shares, including those in the form of ADSs. A U.S. Holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received in respect of preferred shares, including in the form of ADSs, generally will be treated as foreign-source income, subject to various classifications and other limitations and generally will be treated as passive category income for most U.S. Holders for purposes of the foreign tax credit limitation. However, for any period we are treated as a “United States-owned foreign corporation,” a portion of any dividends paid by us during such period may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our shares is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S.-source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Brazilian withholding taxes payable in respect of our dividends may be limited. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are encouraged to consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Dividends paid in reais (including the amount of any Brazilian taxes withheld therefrom, if any) will be includible in a U.S. Holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the reais are received by the depositary, in the case of a holder of ADSs, or by the U.S. Holder in the case of a holder of preferred shares not in the form of ADSs, regardless of whether the dividends are converted into U.S. dollars. If the reais are converted to U.S. dollars on the date of such receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. However, if the U.S. Holder converts the reais into U.S. dollars on a later date, the U.S. Holder must include in gross income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the reais into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in a U.S. Holder’s gross income to the date such payment is converted into U.S. dollars will be foreign currency gain or loss and will be treated as ordinary income or loss. Such gain or loss generally will be treated as income from sources within the United States. U.S. Holders are encouraged to consult their own independent tax advisors regarding the treatment of foreign currency gain or loss, if any, on any reais received that are converted into U.S. dollars on a date subsequent to receipt by the depositary or the U.S. Holder, as the case may be.

Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid on preferred shares, including in the form of ADSs, should qualify for the reduced rate if we are treated as a “qualified foreign corporation.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the United States. The ADSs are listed on the NYSE and should be considered to be readily tradable on an established securities market in the United States. Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares not represented by ADSs will be treated as qualified dividend income because the preferred shares are not themselves listed on a U.S. exchange. U.S. Holders are encouraged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the preferred shares, including in the form of ADSs.

Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of preferred shares, including in the form of ADSs, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. Holder’s tax basis in such preferred shares or ADSs. The amount realized on a sale or other taxable disposition of preferred shares, including in the form of ADSs, generally will be equal to the amount of cash or the fair market value of any other property received. The initial tax basis of a U.S. Holder’s preferred shares that are not held in the form of ADSs will be the U.S. dollar value of the reais denominated purchase price determined on the date of purchase. Gain or loss recognized by a U.S. Holder on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the preferred shares, including those in the form of ADSs, have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

If Brazilian income tax is withheld on the sale or other taxable disposition of preferred shares, including in the form of ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of the Brazilian income tax. Capital gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of preferred shares, including in the form of ADSs, generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a preferred share, including in the form of an ADS, that is subject to Brazilian income tax, the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Brazilian income tax, provided that the U.S. Holder elects to deduct all foreign taxes paid or accrued for the taxable year. The rules governing foreign tax credits are complex and a U.S. Holder is encouraged to consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets (other than gains from the disposition of property that is inventory) and gains from commodities and securities transactions. In addition, if the non-U.S. corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation.

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we do not expect to be classified as a PFIC for our 2016 taxable year and our current taxable year (although the determination cannot be made until the end of such taxable year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future. There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules.

If we are or become a PFIC for any taxable year during which a U.S. Holder holds preferred shares, including in the form of ADSs, the U.S. Holder will be subject to special tax rules with respect to any “excess distributions” that the U.S. Holder receives and any gain realized from a sale or other disposition of the preferred shares, including those in the form of ADSs, unless the U.S. Holder makes a “mark-to-market” election or a “qualified electing fund,” or QEF, election, as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the preferred shares, including those in the form of ADSs, will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the preferred shares, including those in the form of ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the preferred shares, including those in the form of ADSs, cannot be treated as capital, even if a U.S. Holder holds the preferred shares or ADSs as capital assets. If we were a PFIC, certain subsidiaries and other entities in which we have a direct or indirect interest may also be PFICs, or Lower-tier PFICs. Under attribution rules, U.S. Holders would be deemed to own their proportionate shares of Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though such U.S. Holder had not received the proceeds of those distributions or dispositions.

If we are a PFIC, a U.S. Holder may avoid taxation under the rules described above by making a QEF election to include such U.S. Holder’s share of our income on a current basis, provided that we furnish such U.S. Holder annually with certain tax information. If we conclude that we should be treated as a PFIC for any taxable year, we intend to notify each U.S. Holder of such conclusion. However, there can be no guarantee that we will be willing or able to provide the information needed by any U.S. Holder to make a QEF election with respect to the preferred shares, including in the form of ADSs.

If a U.S. Holder makes a QEF election, such U.S. Holder will generally be taxable currently on its pro rata share of our ordinary earnings and net capital gains (at ordinary income and capital gain rates, respectively) for each taxable year during which we are treated as a PFIC, regardless of whether or not such U.S. Holder receives distributions, so that the U.S. Holder may recognize taxable income without the corresponding receipt of cash from us with which to pay the resulting tax obligation. The basis in the preferred shares, including those in the form of ADSs, held by such U.S. Holder will be increased to reflect taxed but undistributed income. Distributions of income that were previously taxed will result in a corresponding reduction of tax basis in the preferred shares, including those in the form of ADSs, and will not be taxed again as distributions to the U.S. Holder.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock (but not for the shares of any Lower-tier PFIC) to elect out of the tax treatment discussed above. A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the preferred shares, including those in the form of ADSs, had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of its preferred shares, including those in the form of ADSs, as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of preferred shares, including those in the form of ADSs, would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s tax basis in preferred shares, including those in the form of ADSs, will be adjusted to reflect any such income or loss amounts included in gross income. If a U.S. Holder makes such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced rate discussed above under “—Taxation of Dividends and Other Distributions” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. A non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading listing, financial disclosure and other requirements set forth in the U.S. Treasury regulations. The NYSE is a qualified exchange. The ADSs are listed on the NYSE and, consequently, if the ADSs are regularly traded, the mark-to-market election would be available to a U.S. Holder of ADSs if we were treated as a PFIC. Our preferred shares are listed on the B3. It is unclear, however, whether the B3 would meet the requirements for a “qualified exchange.” As mentioned above, however, the mark-to-market election will not be available for Lower-tier PFICs, so U.S. Holders would remain subject to the interest charge and other rules described above with respect to Lower-tier PFICs.

A U.S. Holder who owns preferred shares, including in the form of ADSs, during any taxable year that we are treated as a PFIC generally would be required to file IRS Form 8621. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the PFIC rules to the preferred shares, including those in the form of ADSs, the availability and advisability of making a mark-to-market election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the reporting requirements on IRS Form 8621 to their particular situation.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to preferred shares, including in the form of ADSs, and proceeds from the sale, exchange or redemption of preferred shares, including in the form of ADSs, may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund in a timely manner with the IRS and furnishing any required information. U.S. Holders are encouraged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

In addition, U.S. Holders should be aware that additional reporting requirements apply (including a requirement to file IRS Form 8938, Statement of Specified Foreign Assets) with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year. The thresholds are higher for individuals living outside of the United States and married couples filing jointly. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the information reporting rules to preferred shares, including in the form of ADSs, and the application of these additional reporting requirements for foreign financial assets to their particular situations.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN INDEPENDENT TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF PREFERRED SHARES, INCLUDING IN THE FORM OF ADSs.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed under ERISA to hold the assets of such plans, or ERISA Plans, and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code, prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts and Keogh plans, or an entity deemed under ERISA to hold the assets of such plans (together with ERISA Plans, Plans)) and certain persons (referred to as “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code) having certain relationships to such Plans, unless a statutory or administrative prohibited transaction exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

Any Plan fiduciary that proposes to cause a Plan to purchase the ADSs should consult with its counsel and other advisors regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

Non-U.S. plans (as described in Section 4(b)(4) of ERISA), governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to other federal, state, local or non-U.S. laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code, or Similar Law. Fiduciaries of any such plans should consult with their counsel and other advisors before purchasing the ADSs to determine whether the purchase may result in any violation of any Similar Law, and the need for and the availability of, any exemptive relief under any such Similar Law.

Each purchaser of preferred shares, including the ADSs shall be deemed to represent, warrant and agree that for so long as it holds any preferred shares or ADSs (or any interest in any preferred share or ADS) (i) either (A) it is not and is not acting on behalf of a (1) Plan or (2) a non-U.S., governmental or church plan subject to Similar Laws; or (B) its purchase of the preferred share or ADSs (or any interest therein) will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code and is otherwise permissible under all applicable Similar Laws; and (ii) it will not sell or otherwise transfer the preferred shares or ADSs or any interest therein otherwise than to a purchaser or transferee that is not deemed to make these same representations, warranties and agreements with respect to its purchase of such preferred shares or ADSs.

Further, if the purchaser is an ERISA Plan, such purchaser or subsequent transferee will be deemed to have represented and warranted that (1) none of the Company, the Selling Shareholders, the international underwriters or any of their employees, affiliates or agents (“Transaction Parties”) has acted as the ERISA Plan’s fiduciary (within the meaning of ERISA or the Code), or has been relied upon for any advice, with respect to the purchaser or transferee’s decision to acquire and hold preferred shares, including in the form of ADSs (including any interest therein), and none of the Transaction Parties shall at any time be relied upon as the Benefit Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the preferred shares, including ADSs, and (2) the decision to purchase the preferred shares or ADSs has been made by a duly authorized fiduciary of the ERISA Plan that (i) is independent (as that term is used in 29 C.F.R. 2510.3-21(c)(1)) of the Transaction Parties and there is no financial interest, ownership interest, or other relationship, agreement or understanding or otherwise that would limit its ability to carry out its fiduciary responsibility to the Benefit Plan; (ii) is a bank, insurance carrier, registered investment adviser, a registered broker-dealer, or an independent fiduciary that holds, or has under management or control, total assets of at least $50 million (in each case, as specified in 29 C.F.R. 2510.3-21(c)(1)(i)(A)-(E)); (iii) is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including, without limitation, with respect to the decision to invest in the preferred shares, including ADSs); (iv) has been fairly informed that the Transaction Parties have not and will not undertake to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the purchase and holding of preferred shares and or ADSs; (v) has been fairly informed that the Transaction Parties have financial interests in the ERISA Plan’s purchase and holding of preferred shares, including in the form of ADSs, which interests may conflict with the interest of the ERISA Plan, as more fully described in this Prospectus; (vi) is a fiduciary under ERISA or the Code, or both, with respect to the decision to purchase and hold preferred shares, including in the form of the ADSs and is responsible for exercising (and has exercised) independent judgment in evaluating whether to invest the assets of such ERISA Plan; and (vii) is not paying any Transaction Party, any fee or other compensation directly for the provision of investment advice (as opposed to other services) in connection with the Benefit Plan’s purchase and holding of the preferred shares, including in the form of ADSs.

The sale of preferred shares or ADSs (or any interests therein) to a Plan is in no respect a recommendation by any Transaction Party with respect to whether any Plan should acquire or hold preferred shares or ADSs or that that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan or that such an investment is appropriate for Plans generally or any particular Plan. Each Plan that is a purchaser and holder of preferred shares, including in the form of the ADSs, has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of such securities does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws.

UNDERWRITERS (CONFLICTS OF INTEREST)

The global offering consists of (i) an international offering of our preferred shares, offered directly or in the form of ADSs, in the United States and elsewhere outside of Brazil and (ii) a Brazilian offering of our preferred shares, within Brazil. Each ADS represents three of our preferred shares.

Offering of ADSs

We, the Selling Shareholders and the international underwriters named below will enter into an international underwriting and placement agreement with respect to the preferred shares, including in the form of ADSs, being offered in the international offering. Under the terms and subject to the conditions of the international underwriting and placement agreement, each international underwriter, for whom Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Itau BBA USA Securities, Inc., are acting as Representatives, has severally agreed to purchase, and the Selling Shareholders have agreed to sell to them, severally, the numbers of ADSs set forth in the following table. The Selling Shareholders and any broker-dealers that act in connection with the sale of our preferred shares in the form of ADSs may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.

International Underwriters	Number of ADSs
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Itau BBA USA Securities, Inc.
Banco do Brasil Securities LLC
J.P. Morgan Securities LLC
Raymond James & Associates, Inc.
Santander Investment Securities, Inc.

Total

The international underwriters are committed to take and pay for all of the ADSs offered by us and the Selling Shareholders if they purchase any ADSs. The international underwriting agreement also provides that if an international underwriter were to default, the purchase commitments of non-defaulting international underwriters may also be increased or the international offering may be terminated. However, the international underwriters are not required to take or pay for the ADSs covered by the option of the international underwriters described below.

Safra Securities LLC will also be party to this underwriting and placement agreement in its capacity as placement agent, on behalf of Banco J. Safra S.A., for the placement of preferred shares, not in the form of ADSs, outside of Brazil, as described in “–Brazilian offering and placement of preferred shares” below. Safra Securities LLC will not be underwriting, offering or selling any ADSs in the global offering.

Banco Bradesco BBI S.A. is not a U.S. registered broker-dealer and therefore will not sell preferred shares in the United States, in the form of ADSs or otherwise. However, Bradesco Securities Inc., an affiliate of Banco Bradesco BBI S.A., is a U.S. registered broker-dealer and is acting as a placement agent on behalf of Banco Bradesco BBI S.A. for the placement of preferred shares outside Brazil.

Brazilian offering and placement of preferred shares

We and the Selling Shareholders will also enter into a Brazilian underwriting agreement with Banco Itaú BBA S.A., Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Deutsche Bank S.A. – Banco Alemão, BB – Banco de Investimento S.A., Banco Bradesco BBI S.A., Banco J.P. Morgan S.A., Banco J. Safra S.A. and Banco Santander (Brasil) S.A., providing for the offer and sale of preferred shares in a public offering with placement efforts restricted to no more than 75 professional investors in Brazil (excluding non-Brazilian investors) to be acquired by no more than 50 professional investors in Brazil (excluding non-Brazilian investors), pursuant to an exemption from registration under CVM Instruction No. 476, and to investors outside of Brazil that comply with the registration requirements of CVM Instruction No. 560 and CMN Resolution No. 4,373, provided that the abovementioned restrictions are not applicable to such investors outside Brazil. The Brazilian offering will be made by means of a separate confidential Brazilian offering memorandum in Portuguese, including a Formulário de Referência. Each of the international offering and the Brazilian offering is conditioned on the closing of the other.

The Brazilian underwriting agreement and the international underwriting and placement agreement provide that the obligation of the Brazilian underwriters to place the preferred shares, and the underwriters to underwrite the ADSs, is subject to, among other conditions, the delivery of (i) certain legal opinions by our, the Selling Shareholders’ and the underwriters’ legal counsel in Brazil and in the United States and (ii) comfort letters from our independent auditors.

Pursuant to the terms of the international underwriting and placement agreement Citigroup Global Markets Inc., Itau BBA USA Securities, Inc., Deutsche Bank Securities Inc., Banco do Brasil Securities LLC, Bradesco Securities Inc., J.P. Morgan Securities LLC, Raymond James & Associates, Inc., Santander Investment Securities Inc. and Safra Securities LLC will act as international placement agents on behalf of the Brazilian underwriters identified below with respect to the offering of preferred shares sold to investors located outside Brazil. The Brazilian underwriters will sell preferred shares to institutional investors located within Brazil and, through international placement agents, to other U.S. and professional investors that are authorized to invest in Brazilian securities under the requirements established by the CMN and CVM. The Brazilian offering has not been and will not be registered with the CVM. The Brazilian offering agreement provides that, subject to certain exceptions, if the preferred shares covered by such agreement are subscribed, but not fully paid for on the settlement date, the Brazilian underwriters are obligated, severally and not jointly, to pay-in those shares on a firm commitment basis, on the proportion and up to the individual limit of commitment undertaken by each Brazilian underwriters under the Brazilian underwriting, as described in the following table:

Brazilian Underwriters	Number of Preferred shares
Banco Itaú BBA S.A.
Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A.
Deutsche Bank S.A.—Banco Alemão.
BB – Banco de Investimento S.A.
Banco Santander (Brasil) S.A.
Banco J.P. Morgan S.A.
Banco J. Safra S.A.

Total

Option

The Selling Shareholders are granting the international underwriters an option, exercisable upon the mutual agreement of the international underwriters and upon prior written notice from Citigroup Global Markets Inc. to the other international underwriters, us and the Selling Shareholders, at any time for a period of 30 days from, but not including, the date of the final prospectus, to purchase up to 4,063,019 additional preferred shares, in the form of ADSs, at the initial public offering price less the underwriting discount, solely to cover over-allotments of ADSs, if any. If any such ADSs are purchased with this option, the international underwriters will purchase ADSs in approximately the same proportion as shown in the International Underwriters table above. If any additional ADSs are purchased with this option, the international underwriters will offer the additional ADSs on the same terms as those ADSs that are being offered pursuant to the international offering. If the option is not exercised in full, the additional ADSs, purchased from each of the Selling Shareholders, respectively, shall be in proportion to the maximum number of additional ADSs to be sold by each of the Selling Shareholders, respectively, as set forth in the international underwriting and placement agreement.

Underwriting Discounts and Commissions

The international underwriters and Brazilian underwriters propose to offer the ADSs and the preferred shares, as the case may be, directly to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$      per ADS and R$      per preferred share. After the public offering, the offering price and other selling terms may be changed. The offering of the ADSs and the preferred shares, as the case may be, by the international underwriters and the Brazilian underwriters is subject to receipt and acceptance and subject to the international underwriters and Brazilian underwriters’ right to reject any order in whole or in part.

The underwriting fee in connection with the offering of ADSs is equal to the public offering price per ADS less the amount paid by the international underwriters to the Selling Shareholders. The underwriting fee is US$      per ADS. The total underwriting commissions to be paid to the international underwriters in the international offering, assuming no exercise and full exercise of the international underwriters’ option to purchase additional ADSs, will be US$      and US$      , respectively.

The underwriting fee in connection with the offering of preferred shares is equal to the public offering price per preferred share less the amount paid by the Brazilian underwriters to the Selling Shareholders. The underwriting fee is R$      per preferred share. The total underwriting commissions to be paid to the Brazilian underwriters (in the Brazilian offering and with respect to the placement of the preferred shares) will be R$      .

We estimate that the total expenses of the global offering, which will be paid by the Selling Shareholders, including taxes, registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$      . The Selling Shareholders have agreed to reimburse the underwriters for certain out-of-pocket expenses of the underwriters payable by them, including the fees and disbursements of underwriters’ counsel, in an aggregate amount not to exceed US$2.0 million. In addition to the underwriting discounts and commissions, the Selling Shareholders have agreed to pay the underwriters a discretionary incentive fee of      % of the gross proceeds of the offering, which is reflected in the underwriting fees set forth in the paragraphs above, in addition to the underwriters’ discount of      % of the gross proceeds of the offering. The underwriters have agreed to reimburse us for certain expenses in connection with this global offering.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in the global offering. The Representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representatives to international underwriters and selling group members that may take Internet distributions on the same basis as other allocations.

No Sale of Similar Securities

We, the Selling Shareholders, certain of our directors and officers and holders of at least 1.0% of our common shares or 1.0% of our economic interest have entered into lock-up agreements with the international underwriters prior to the commencement of the international offering pursuant to which each of these persons or entities, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of the Representatives: (i) issue, offer, pledge, deposit, loan, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our preferred shares or ADSs or any securities representing or convertible into or exercisable or exchangeable for such securities (including, without limitation our common shares convertible into preferred shares or any preferred shares or such other securities (including our common shares convertible into preferred shares) which may be deemed to be beneficially owned by such persons or entities in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge, deposit, loan, contract or disposition, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with ownership of our preferred shares or ADSs or such other securities (regardless of whether any of these transactions in (i) or (ii) are to be settled by the delivery of preferred shares or ADSs or such other securities, in cash or otherwise), or (iii) make any demand for or exercise any right with respect to the registration of any of our preferred shares or ADSs or any security convertible into or exercisable or exchangeable for our preferred shares or ADSs (including our common shares convertible into preferred shares). These restrictions do not apply: (A) to preferred shares (including in the form of ADSs) to be sold or placed in the international offering, (B) to preferred shares to be sold in the Brazilian offering pursuant to the Brazilian underwriting agreement, (C) to transfers of our preferred shares or ADSs as bona fide gifts, (D) distributions of securities to partners, members or stockholders of such persons or entities, (E) the loan of a certain number of preferred shares in the form of ADSs, in order to allow the stabilization of the ADSs, (F) transfers of preferred shares to the subsidiaries, affiliates, investment fund or any other entity controlled or managed by, or under common control or management by such persons or entities, (G) transfer of preferred shares or ADSs from David Neeleman to his spouse, siblings, parents or lineal descendants or to Saleb II Founder 1 LLC or from Saleb II Founder 1 LLC to David Neeleman or his spouse, siblings, parents or lineal descendants, (H) transfers by our directors and executive officers of up to 10% of their respective preferred shares (including as a result of the exercise of stock options) and ADSs, provided that such sales occur no earlier than 30 days from the date of this prospectus (exclusive); or (I) any transfer pursuant to a bona fide third party tender offer, merger, consolidation or similar transaction made to all holders of our preferred shares and ADSs involving a change of control of Azul, provided that in the case of any transfer or distribution pursuant to (C), (D), (G) or (I) each donee, distributee or transferee shall enter into a lock-up agreement in the form of this paragraph and, except with respect to transfers or distributions pursuant to (I), no filing by any party under the Exchange Act or other public announcement shall be required or voluntarily made in connection therewith (other than a Form 5 filing after the 90-day period expires). The Representatives in their discretion, may release the preferred shares, ADSs, and other securities subject to the lock-up agreements described above in whole or in part at any time.

The persons and entities subject to the lock-up provisions described above are also subject to additional transfer restrictions as a result of our initial public offering, as follows:

•	In connection with our initial public offering, we, the Selling Shareholders, certain of our directors and officers and holders of at least 1.0% of our common shares or 1.0% of our economic interest had agreed, for a period of 180 days from April 10, 2017, which is the date of this prospectus relating to our initial public offering, subject to certain exceptions, not to issue, offer, sell, contract to sell, pledge, deposit or otherwise transfer or dispose of, directly or indirectly, or file with the SEC or the CVM a registration statement relating to, any preferred shares, ADSs or securities convertible into or exchangeable or exercisable for preferred shares (including our common shares) or ADSs, or publicly disclose any intention to make any such issuance, offer, sale, pledge, deposit, transfer, disposition or filing, without the prior written consent of the Representatives. These restrictions will expire on . The Representatives will waive these restrictions for the Selling Shareholders to the extent necessary to allow them to participate in this offering.

•	Pursuant to the rules applying to companies listed on the Level 2 segment of the B3, as a result of our initial public offering, our controlling shareholders, directors and executive officers are currently restricted from selling and/or offering for sale our common and/or preferred shares (or derivatives linked to such shares) for a period of six months following the date of the effectiveness of our listing agreement on the Level 2 segment of the B3, which restriction will expire on . Moreover, for an additional six-month period, our controlling shareholders, directors and executive officers will be restricted from selling and/or offering for sale our common and/or preferred shares (or derivatives linked to such shares) more than 40% of our common and/or preferred shares (or derivatives linked to such shares), which restriction will expire on .

Indemnification

We and the Selling Shareholders have agreed to indemnify the several international underwriters and the Brazilian underwriters and each of the directors and officers and any person who controls such underwriter, against certain liabilities, including liabilities under the Securities Act. Pursuant to the international underwriting and placement agreement, if we are unable to provide the indemnification as required thereunder, we and the Selling Shareholders have agreed to contribute to payments the underwriters and each of the directors and officers and any person who controls such underwriter may be required to make in respect of the international offering of our preferred shares.

Listing

Our ADSs are listed on the NYSE under the symbol “AZUL”. Our preferred shares are listed on the Level 2 segment of B3, under the symbol “AZUL4”. The ISIN number for our preferred shares is US05501U1060.

Price Stabilization and Short Positions

In connection with the international offering, the international underwriters, through Citigroup Global Markets Inc. acting as the international stabilization agent, may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this global offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the international underwriters of a greater number of ADSs than the number of ADSs than they are required to purchase in this global offering, and purchasing ADSs, on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than international underwriters’ option to purchase additional ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The international underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by in the open market. In making this determination, the international underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the international underwriters may purchase ADSs through the option. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in the international offering. To the extent that the international underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The international underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the international underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, they may be required to sell those ADSs as part of the international offering or to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs, and, as a result, the price of our ADSs may be higher than the price that otherwise might exist in the open market. If the international underwriters commence these activities, they may discontinue them at any time. The international underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

There will be no stabilization transactions in connection with the Brazilian offering.

Other Relationships

The international underwriters and their respective affiliates (including the Brazilian underwriters) are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the international underwriters and their affiliates (including certain Brazilian underwriters) have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us (including aircraft financing) and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

As described in “Use of Proceeds,” we will not receive any proceeds from the sale of preferred shares, including in the form of ADSs, by the Selling Shareholders.

The international underwriters and/or their affiliates (including the Brazilian underwriters) may enter into derivative transactions in connection with our preferred shares or ADSs, acting at the order and for the account of their clients. The international underwriters and/or their affiliates (including the Brazilian underwriters) may also purchase some of our preferred shares or ADSs offered hereby to hedge their risk exposure in connection with these transactions. Such transactions may have an effect on demand, price or other terms of the offering without, however, creating an artificial demand during the offering. The international underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Conflicts of Interest

Itau BBA USA Securities, Inc., one of the international underwriters, or one of its affiliates expects to effect a foreign exchange transaction with the issuer in this offering pursuant to which such affiliate will advance funds to the issuer so that the issuer can pay, on behalf of the Selling Shareholders, Brazilian taxes that will be owed by the Selling Shareholders with respect to the issuance of the ADSs that will be sold in the offering one business day prior to the closing of the offering. Such underwriter or its affiliate is expected to receive at least 5% of the net offering proceeds in connection with repayment of this advance to the Selling Shareholders and, therefore, has a “conflict of interest” pursuant to FINRA Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Any underwriter that has a conflict of interest pursuant to the rule will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Additionally, under certain circumstances, FINRA Rule 5121 requires that a “qualified independent underwriter” (as defined in the rule) participate in the preparation of the prospectus and perform its usual standard of due diligence for the offering. Deutsche Bank Securities Inc. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus.

Selling Restrictions

The preferred shares, including in the form of ADSs, offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any preferred shares or ADSs offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other than with respect to the registration of this offering with the SEC, no action has been or will be taken in any country or jurisdiction by us, the Selling Shareholders or the underwriters that would permit a public offering of the preferred shares, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State no offer of the preferred shares or ADSs which are the subject of the offering contemplated by this prospectus will be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives, on behalf of the international underwriters and the Brazilian underwriters; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the preferred shares or ADSs shall require the Issuer, the international underwriters or the Brazilian underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of preferred shares or ADSs to the public” in relation to any preferred shares or ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the preferred shares or ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the preferred shares or ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

This communication is only directed at persons who (i) are outside the United Kingdom or (ii) are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) are persons falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication.

France

This prospectus has not been prepared, and is not distributed, in the context of a public offering of financial securities in France within the meaning of Article L. 411-1 of the French Code monétaire et financier. Consequently, no preferred shares, including in the form of ADSs, have been offered or sold or will be offered or sold, directly or indirectly, to the public in France, and any other offering material relating to the preferred shares, including in the form of ADSs, may not be, and will not be distributed or caused to be distributed to the public in France or used in connection with any offer to the public in France.

Such offers, sales and distributions of preferred shares, including in the form of ADSs, will be made only to Permitted Investors, consisting of (i) persons licensed to provide the investment service of portfolio management for the account of third parties, and (ii) qualified investors (investisseurs qualifiés) acting for their own account, all as defined in, and in accordance with, Articles L. 411-2, D. 411-1, D. 744-1 D. 754-1, and D. 764-1 of the French Code monétaire et financier and applicable regulations thereunder.

Prospective investors, including Permitted Investors, are informed that (i) this prospectus has not been and will not be submitted to the clearance of the French Financial Market Authority (“AMF”), (ii) in compliance with articles L. 411-1, D. 411-1, D. 744-1, D. 754-1, and D. 764-1 of the French Code monétaire et financier, any qualified investor subscribing to the preferred shares, including in the form of ADSs, should be acting for their own account, and (iii) the direct or indirect distribution or sale to the public of the preferred shares, including in the form of ADSs, acquired by them may only be made in compliance with Articles L. 411-1, L. 411-2, L. 412-1, and L. 621-8 through L. 621-8-3 of the French Code monétaire et financier.

Germany

The preferred shares, including in the form of ADSs, will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No securities prospectus (Wertpapierprospeckt) within the meaning of the German Securities Prospectus Act has been or will be filed with the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany and no public offer of the preferred shares, including in the form of ADS, will be permitted in Germany. No offer, sale or delivery of the preferred shares, including in the form of ADSs, or distribution of copies of any document relating to the preferred shares, including in the form of ADSs, will be made in Germany except: (a) to qualified investors, as defined in Section 2 no. 6 of the German Securities Prospectus Act; or (b) in any other circumstances where an express exemption from compliance with the public offer restrictions applies, as provided under Section 3(2) of the German Securities Prospectus Act.

Ireland

Ireland has implemented the EU Prospectus Directive, and the section of this prospectus entitled “European Economic Area” is applicable, in addition to the provisions that follow.

The preferred shares, including in the form of ADSs, will not be offered, sold, placed or underwritten in Ireland:

•	except in circumstances which do not require the publication of a prospectus pursuant to Article 3(2) of the EU Prospectus Directive;

•	otherwise than in compliance with the provisions of the Irish Companies Act 2014 (as amended);

•	otherwise than in compliance with the provisions of the European Communities (Markets in Financial Instruments) Regulations 2007 (S.I. No. 60 of 2007) (as amended), and in accordance with any codes or rules of conduct and any conditions or requirements, or any other enactment, imposed or approved by the Central Bank of Ireland with respect to anything done by them in relation to the preferred shares, including in the form of ADSs; and

•	otherwise than in compliance with the provisions of the Market Abuse Regulation (Regulation (EU) No 596/2014 as amended), the Irish European Union (Market Abuse) Regulations 2016 (as from time to time amended) and any rules or guidance issued by the Central Bank of Ireland from time to time under Section 1370 of the Irish Companies Act 2014 (as amended).

Italy

Italy has implemented the EU Prospectus Directive, and the section of this prospectus entitled “European Economic Area” is applicable, in addition to the provisions that follow.

The offering of the preferred shares, including in the form of ADSs, has not been registered pursuant to Italian securities legislation and, accordingly, no preferred shares, including in the form of ADSs, may be offered, sold or delivered, nor may copies of this prospectus or any other document relating to the preferred shares, including in the form of ADSs, be distributed in the Republic of Italy except: (a) to qualified investors (investitori qualificati) (“Qualified Investors”), as defined under Article 34-ter, paragraph 1, letter b), of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation 11971/1999”); or (b) in circumstances which are exempted from the rules on offers of securities to be made to the public pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998 (“Financial Services Act”) and Article 34-ter, first paragraph, of Regulation 11971/1999.

Any offer, sale or delivery of the preferred shares, including in the form of ADSs, in the Republic of Italy or distribution of copies of this prospectus or any other document relating to the preferred shares, including in the form of ADSs, in the Republic of Italy under (a) and (b) above must be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007 and Legislative Decree No. 385 of 1 September 1993, as amended; and (ii) in compliance with any other applicable laws and regulations.

Investors should also note that, in accordance with Article 100-bis of the Financial Services Act, where no exemption under (b) above applies, the subsequent distribution of the preferred shares, including in the form of ADSs, on the secondary market in the Republic of Italy must be made in compliance with the rules on offers of securities to be made to the public provided under the Financial Services Act and the Regulation 11971/1999. Failure to comply with such rules may result, inter alia, in the sale of such preferred shares, including in the form of ADSs, being declared null and void and in the liability of the intermediary transferring the preferred shares, including in the form of ADSs, for any damages suffered by the investors.

Netherlands

The Netherlands has implemented the EU Prospectus Directive, and the section of this prospectus entitled “European Economic Area” is applicable, in addition to the provisions that follow.

Any offers to non-qualified investors in accordance with the EU Prospectus Directive must include exemption wording and a logo as required by Article 5:20(5) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht). On a strict interpretation of the law, failure to use the logo (or to comply with the strict rules about its use) may result in the relevant limb of the private placement exemption being unable to be relied upon.

Spain

Spain has implemented the EU Prospectus Directive, and the section of this prospectus entitled “European Economic Area” is applicable, in addition to the provisions that follow.

Neither the preferred shares, including in the form of ADSs, nor the prospectus, have been approved or registered with the Spanish Securities Markets Commission (Comision Nacional del Mercado de Valores). Accordingly, the preferred shares, including in the form of ADSs, may not be offered or sold in Spain, except in circumstances which do not constitute a public offering of securities within the meaning of article 35 of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder.

Switzerland

This prospectus, as well as any other material relating to the preferred shares, including in the form of ADSs, which are the subject of the international offering contemplated by this prospectus, do not constitute a public offering prospectus, as that term is understood pursuant to Article 652a and Article 1156 of the Swiss Federal Code of Obligations. The preferred shares, including in the form of ADSs, will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the preferred shares, including in the form of ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange.

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be passed on to third parties. The preferred shares, including in the form of ADSs, are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the preferred shares, including in the form of ADSs, may be distributed in connection with any such public offering.

Norway

Norway has implemented the EU Prospectus Directive, and the section of this prospectus entitled “European Economic Area” is applicable.

Sweden

Sweden has implemented the EU Prospectus Directive, and the section of this prospectus entitled “European Economic Area” is applicable, provided that notwithstanding any other provision in this prospectus, the preferred shares, including in the form of ADSs, may not be, directly or indirectly, offered for subscription or purchase and invitations to subscribe for or buy the preferred shares, including in the form of ADSs, may not be issued and no drafts or final documents in relation to any such offer may be distributed, except in circumstances that will not result in a requirement to prepare a prospectus pursuant to the provisions of the Swedish Financial Instruments Trading Act (Sw. (lag (1991:980) om handel med finansiella instrument)).

Australia

This prospectus is not a product disclosure statement or a prospectus under the Corporations Act 2001 (Cth) (“Corporations Act”).

Accordingly, the preferred shares, including in the form of ADSs, may not be offered, issued, sold or distributed in Australia by the underwriters, or any other person, under the prospectus other than by way of or pursuant to an offer or invitation that does not need disclosure to investors under Part 6D.2 or Part 7.9 of the Corporations Act, whether by reason of the investor being a ‘wholesale client’ (as defined in section 761G of the Corporations Act and applicable regulation) or otherwise.

This prospectus does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of preferred shares, including in the form of ADSs, to a ‘retail client’ (as defined in section 761G of the Corporations Act and applicable regulations) in Australia.

China

This prospectus does not constitute a public offer of the preferred shares, including in the form of ADSs, whether by sale or subscription, in the People’s Republic of China (“China”). The preferred shares, including in the form of ADSs, are not being offered or sold directly or indirectly in China to or for the benefit of, legal or natural persons of China.

Further, no legal or natural persons of China may directly or indirectly purchase any of the preferred shares, including in the form of ADSs or any beneficial interest therein without obtaining all prior governmental approvals that are required in China, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the Company and its representatives to observe these restrictions.

Hong Kong

This prospectus has not been reviewed or approved by or registered with any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. No person may offer or sell in Hong Kong, by means of any document, any preferred shares, including in the form of ADSs, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning thereof. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the preferred shares, including in the form of ADSs, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to preferred shares, including in the form of ADSs, which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or to any persons in the circumstances referred to in paragraph (ii) above.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the preferred shares, including in the form of ADSs, may not be circulated or distributed, nor may the preferred shares, including in the form of ADSs, be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

(i)	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”);

(ii)	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA; or

(iii)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the preferred shares, including in the form of ADSs, are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the preferred shares, including in the form of ADSs, pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person where the transfer arises from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments)(Shares and Debentures) Regulations 2005 of Singapore.

Qatar

The preferred shares, including in the form of ADSs, are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such preferred shares, including in the form of ADSs. The prospectus does not constitute an offer to the public and is for the use only of the named addressee and should not be given or shown to any other person (other than employees, agents or consultants in connection with the addressee’s consideration thereof). No transaction will be concluded in the jurisdiction of Qatar.

United Arab Emirates

FOR UNITED ARAB EMIRATES RESIDENTS ONLY

This prospectus, and the information contained herein, does not constitute, and is not intended to constitute, a public offer of securities in the United Arab Emirates and accordingly should not be construed as such. The preferred shares, including in the form of ADSs, are only being offered to a limited number of sophisticated investors in the United Arab Emirates (a) who are willing and able to conduct an independent investigation of the risks involved in an investment in such preferred shares, including in the form of ADSs, and (b) upon their specific request. The preferred shares, including in the form of ADSs, have not been approved by or licensed or registered with the United Arab Emirates Central Bank, the Emirates Securities and Commodities Authority or any other relevant licensing authorities or governmental agencies in the United Arab Emirates. This prospectus is for the use of the named addressee only and should not be given or shown to any other person (other than employees, agents or consultants in connection with the addressee’s consideration thereof). No transaction will be concluded in the jurisdiction of the United Arab Emirates.

Canada

Notice to Prospective Investors in Canada

The preferred shares, including in the form of ADSs, may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the preferred shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Argentina

This prospectus includes a private invitation to invest in preferred shares, including in the form of ADSs. It is addressed only to you on an individual, exclusive, and confidential basis, and its unauthorized copying, disclosure, or transfer by any means whatsoever is absolutely and strictly forbidden. Neither the Company nor any underwriter will provide copies of this prospectus, nor provide any kind of advice or clarification, nor accept any offer or commitment to purchase the preferred shares, including in the form of ADSs, to or from persons other than the intended recipient. The offer herein contained is not a public offering, and as such it is not and will not be registered with, or authorized by, the applicable enforcement authority. The information contained herein has been compiled by the Company, who assumes the sole responsibility for the accuracy of the data herein disclosed.

Colombia

This prospectus does not constitute a public offer in the Republic of Colombia. The offer of the preferred shares, including in the form of ADSs, is addressed to less than one hundred specifically identified investors. The preferred shares, including in the form of ADSs, may not be promoted or marketed in Colombia or to Colombian residents, unless such promotion and marketing is made in compliance with Decree 2555 of 2010 and other applicable rules and regulations related to the promotion of foreign securities in Colombia.

The distribution of this prospectus and the offering of preferred shares, including in the form of ADSs, may be restricted in certain jurisdictions. The information contained in this prospectus is for general guidance only, and it is the responsibility of any person or persons in possession of this prospectus and wishing to make application for preferred shares, including in the form of ADSs, to inform themselves of, and to observe, all applicable laws and regulations of any relevant jurisdiction. Prospective applicants for preferred shares, including in the form of ADSs, should inform themselves of any applicable legal requirements, exchange control regulations and applicable taxes in the countries of their respective citizenship, residence or domicile.

Mexico

The preferred shares, including in the form of ADSs, have not been and will not be registered in Mexico with the National Registry of Securities, maintained by the Mexican National Banking Commission and, as a result, may not be offered or sold publicly in Mexico. The Company and any underwriter or purchaser may offer and sell the preferred shares, including in the form of ADSs, in Mexico, to Institutional and Accredited Investors, on a private placement basis, pursuant to Article 8 of the Mexican Securities Market Law. Specific requirements apply in relation to any marketing materials relating to such an offer or sale to Institutional and Accredited Investors, on a private placement basis.

Peru

The preferred shares, including in the form of ADSs, have not been registered before the Superintendency of the Securities Market (Superintendencia del Mercado de Valores) (“SMV”) and are being placed by means of a private offer. SMV has not reviewed the information provided to the investor. This prospectus is only for the exclusive use of institutional investors in Peru and is not for public distribution.

Chile

ESTA OFERTA PRIVADA SE INICIA EL DÍA      Y SE ACOGE A LAS DISPOSICIONES DE LA NORMA DE CARÁCTER GENERAL Nº 336 DE LA SUPERINTENDENCIA DE VALORES Y SEGUROS.

ESTA OFERTA VERSA SOBRE VALORES NO INSCRITOS EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA SUPERINTENDENCIA DE VALORES Y SEGUROS, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA.

POR TRATAR DE VALORES NO INSCRITOS NO EXISTE LA OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE LOS VALORES SOBRE LOS QUE VERSA ESTA OFERTA.

ESTOS VALORES NO PODRÁN SER OBJETO DE OFERTA PÚBLICA MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE.

This private offer commences on      , 2017 and it avails itself of the General Regulation No. 336 of the Superintendence of Securities and Insurance.

This offer relates to securities not registered with the Securities Registry or the Registry of Foreign Securities of the Superintendence of Securities and Insurance, and therefore such shares are not subject to oversight by the latter.

Being unregistered securities, there is no obligation on the issuer to provide public information in Chile regarding such securities.

These securities may not be subject to a public offer until they are registered in the corresponding Securities Registry.

EXPENSES OF THE GLOBAL OFFERING

We estimate that the Selling Shareholders’ expenses in connection with the global offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount (in U.S. dollars)
Securities and Exchange Commission registration fee	46,843.12
Brazilian offering fees and expenses,	162,087.74
Financial Industry Regulatory Authority filing fee	61,125.27
Printing and engraving expenses	122,536.13
Legal fees and expenses	946,947.05
Accounting fees and expenses	372,322.05
Miscellaneous costs	525,720.06

Total	US$1,937,581.43

All amounts in the table are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority (FINRA) filing fee. The depositary has agreed to pay some of these expenses on our behalf, subject to the closing of the international offering. The total underwriting discounts and commissions that we are required to pay will be U.S.$      , or      % of the gross proceeds of the global offering to us. The Selling Shareholders have also agreed to reimburse the underwriters for certain out-of-pocket expenses of the underwriters payable by us, including the fees and disbursements of underwriters’ counsel, in an aggregate amount not to exceed US$2.0 million.

VALIDITY OF SECURITIES

The validity of the ADSs and certain matters of U.S. law will be passed upon for us by Shearman & Sterling LLP, New York, New York. The validity of the preferred shares and other matters governed by Brazilian law will be passed upon for us by Pinheiro Neto Advogados, São Paulo, Brazil. The underwriters have been represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and Lefosse Advogados, São Paulo, Brazil.

EXPERTS

The audited consolidated financial statements of Azul as of December 31, 2016, 2015 and 2014 and for each of the three years in the period ended December 31, 2016, appearing in this prospectus and related registration statement have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Upon completion of this global offering we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http: //www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we will be required to file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from December 31, the end of our fiscal year. As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements and short-swing profits.

We will provide the depositary with annual reports in English, which will include a review of operations and annual audited consolidated financial statements prepared in accordance with IFRS.

You may request a copy of our SEC filings, at no cost, by contacting us at our headquarters at Edifício Jatobá, 8th floor, Castelo Branco Office Park, Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Barueri, São Paulo, Brazil, or by phone at the number +55 (11) 4831-2880, Attention: Investor Relations Department.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of Brazil. Substantially all of our directors and officers and certain of the experts named herein are non-U.S. residents, and all or a significant portion of the assets of those persons may be, and the most significant portion of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or to enforce against them or against us in U.S. courts judgments predicated upon civil liability provisions of the U.S. federal or state securities laws.

One of our subsidiaries, Canela Investments LLC, is a limited liability company incorporated under Delaware law. Canela Investments LLC is the parent company of nine aircraft operating companies, each of which is also incorporated in Delaware, that finance and operate a total of 13 of our aircraft. Judgments against us could be enforced against these U.S. assets.

A judgment obtained outside Brazil against us, the Selling Shareholders, our directors and officers, or the experts named in this prospectus, would be enforceable in Brazil, without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice. That confirmation will occur if the foreign judgment (i) complies with all formalities required for enforcement under the laws of the jurisdiction where it was rendered; (ii) is issued by a court of competent jurisdiction after proper service of process on the parties and such service either complies with Brazilian law, if made in Brazil, or, after sufficient evidence of the parties’ absence from Brazil, as required by applicable law; (iii) is final and thus, not subject to appeal; (iv) is apostilled by the appropriate authority of the state rendering such foreign judgment in accordance with the Hague Convention of October 5, 1961 Abolishing the Requirement of Legalization for Foreign Public Documents, or the Apostille Convention, or, if the rendering state is not a signatory to the Apostille Convention, is duly authenticated by the appropriate Brazilian consulate; (v) does not violate a final and unappealable decision issued by a Brazilian court; (vi) is translated into Portuguese by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and (vii) is not contrary to Brazilian national sovereignty, public policy or public morality.

In addition, a plaintiff, whether Brazilian or non-Brazilian, that resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure payment, unless an exemption is provided by an international treaty to which Brazil is a signatory. This bond must be sufficient to satisfy the payment of court fees and defendant attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Tribunal de Justiça. Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

Furthermore, to become a Level 2 segment of B3 company, we have adhered exclusively to the Market Arbitration Chamber of the B3 for resolution of disputes between us and our investors relating to or derived from the enforceability, validity, applicability, interpretation, breach and its effects, of the provisions of the Brazilian corporate law, the Company’s bylaws, the rules published by the CMN, the Central Bank, the CVM, and other rules applicable to the Brazilian capital markets in general, including the Level 2 rules, the Level 2 listing agreement, the Level 2 sanctions regulation and the rules of the Market Arbitration Chamber of the B3. Therefore, any disputes among our shareholders and holders of ADSs, and disputes between us and our shareholders and holders of ADSs, will be submitted to the Market Arbitration Chamber of the B3. As a result, a court in the United States could require that a claim brought by a holder of ADSs predicated upon the U.S. securities laws be submitted to arbitration in accordance with our bylaws. In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the U.S. securities laws in the U.S. courts. However, a court in the United States could allow claims predicated upon the U.S. securities laws brought by holders who purchased ADSs on the NYSE to be submitted to U.S. courts.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Interim Condensed Consolidated Financial Statements

Azul S.A.

As of and for the three months and six months ended June 30, 2017

Azul S.A.

Unaudited Interim condensed consolidated financial statements

June 30, 2017

Contents

Interim consolidated statement of financial position	F-4
Interim consolidated statement of financial position	F-6
Interim consolidated statement of operations	F-7
Interim consolidated statement of other comprehensive income (loss)	F-8
Interim consolidated statement of changes in equity	F-9
Interim consolidated statement of cash flows	F-10
Notes to the unaudited interim condensed consolidated financial statements	F-11

Azul S.A.

Interim consolidated statement of financial position

As of June 30, 2017 and December 31, 2016

In thousands of Brazilian reais)

	As of June 30, 2017	As of December 31, 2016
	(Unaudited)
Assets
Current assets
Cash and cash equivalents (Note 4)	500,914	549,164
Short-term investments (Note 5)	887,030	331,210
Restricted investments (Note 6)	86,213	53,406
Trade and other receivables	778,632	673,275
Inventories	129,615	107,102
Taxes recoverable	87,298	44,488
Financial instruments (Note 15)	6,777	17,638
Prepaid expenses	91,038	97,501
Other current assets	72,225	36,542

Total current assets	2,639,742	1,910,326
Non-current assets
Related parties (Note 7)	9,508	9,180
Long-term investments (Note 15)	773,069	753,200
Restricted investments (Note 6)	—	108,630
Security deposits and maintenance reserves (Note 8)	1,184,804	1,078,005
Financial instruments (Note 15)	—	4,132
Prepaid expenses	6,865	6,907
Other non-current assets	134,510	147,433
Property and equipment (Note 9)	3,483,709	3,439,980
Intangible assets (Note 10)	952,089	942,616

Total non-current assets	6,544,554	6,490,083

Total assets	9,184,296	8,400,409

Azul S.A.

Interim consolidated statement of financial position

As of June 30, 2017 and December 31, 2016

In thousands of Brazilian reais)

	As of June 30, 2017	As of December 31, 2016
	(Unaudited)
Liabilities and equity
Current liabilities
Loans and financing (Note 12)	1,101,160	985,238
Accounts payable	897,103	1,034,317
Related parties (Note 7)	26,007	—
Air traffic liability	978,834	949,360
Salaries, wages and benefits	222,525	186,474
Insurance premiums payable	6,171	24,264
Taxes payable	32,501	64,830
Federal tax installment payment program	6,468	6,468
Financial instruments (Note 15)	215,505	211,128
Financial liabilities at fair value through profit and loss (Note 16)	—	44,655
Other current liabilities	139,506	110,909

Total current liabilities	3,625,780	3,617,643
Non-current liabilities
Loans and financing (Note 12)	2,540,692	3,049,257
Financial instruments (Note 15)	12,689	20,223
Deferred income taxes (Note 11)	223,008	181,462
Federal tax installment payment program	72,326	75,560
Provision for tax, civil and labor risk (Note 21)	74,228	76,353
Other non-current liabilities	347,399	377,924

Total non-current liabilities	3,270,342	3,780,779
Equity
Issued capital (Note 13)	2,150,101	1,488,601
Capital reserve	1,874,972	1,290,966
Other comprehensive loss (Note 13)	(14,454)	(33,785)
Accumulated losses	(1,722,445)	(1,743,795)

	2,288,174	1,001,987

Total liabilities and equity	9,184,296	8,400,409

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Interim consolidated statement of operations (Unaudited)

Three months ended June 30, 2017 and 2016

(In thousands of Brazilian reais, except loss per share)

	Three months ended June 30,
	2017	2016
	Unaudited
Operating revenue
Passenger revenue	1,484,309	1,238,245
Other revenue	238,947	205,704

Total revenue	1,723,256	1,443,949
Operating expenses
Aircraft fuel	(415,916)	(332,942)
Salaries, wages and benefits	(310,808)	(262,371)
Aircraft and other rent	(290,628)	(259,353)
Landing fees	(116,320)	(102,301)
Traffic and customer servicing	(83,367)	(74,510)
Sales and marketing	(68,627)	(71,639)
Maintenance materials and repairs	(129,293)	(155,930)
Depreciation and amortization	(80,576)	(76,611)
Other operating expenses	(122,793)	(106,975)

	(1,618,328)	(1,442,632)
Operating income	104,928	1,317

Financial result (Note 18)
Financial income	26,194	7,229
Financial expense	(137,974)	(176,004)
Derivative financial instruments, net	(53,267)	7,100
Foreign currency exchange, net	6,756	85,656

	(158,291)	(76,019)
Result from related parties transactions, net	8,880	32,618
Net loss before income tax and social contribution	(44,483)	(42,084)

Current income tax and social contribution	(173)	—
Deferred income tax and social contribution	10,709	(78,051)

Net loss for the quarter	(33,947)	(120,135)

Basic net loss per common share—R$ (Note 14)	(0.00)	(0.01)

Diluted net loss per common share—R$ (Note 14)	(0.00)	(0.01)

Basic net loss per preferred share—R$ (Note 14)	(0.10)	(0.58)

Diluted net loss per preferred share—R$ (Note 14)	(0.10)	(0.58)

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Interim consolidated statements of operations (Unaudited)

Six months ended June 30, 2017 and 2016

(In thousands of Brazilian reais, except loss per share)

	Six months ended June 30,
	2017	2016
	Unaudited
Operating revenue
Passenger revenue	3,084,786	2,716,080
Other revenue	512,263	396,397

Total revenue	3,597,049	3,112,477
Operating expenses
Aircraft fuel	(881,641)	(735,376)
Salaries, wages and benefits	(600,816)	(534,828)
Aircraft and other rent	(571,057)	(597,508)
Landing fees	(231,295)	(222,466)
Traffic and customer servicing	(167,527)	(158,788)
Sales and marketing	(138,313)	(131,436)
Maintenance materials and repairs	(275,323)	(345,728)
Depreciation and amortization	(157,169)	(145,421)
Other operating expenses	(263,767)	(232,653)

	(3,286,908)	(3,104,204)
Operating income	310,141	8,273

Financial result (Note 18)
Financial income	34,261	14,833
Financial expense	(277,322)	(391,316)
Derivative financial instruments, net	(105,462)	4,301
Foreign currency exchange, net	33,766	221,168

	(314,757)	(151,014)
Result from related parties transactions, net (Note 7)	20,631	33,188

Net income (loss) before income tax and social contribution	16,015	(109,553)

Current income tax and social contribution (Note 11)	8,293	(61)
Deferred income tax and social contribution (Note11)	(2,958)	(77,444)

Net income (loss) for the period	21,350	(187,058)

Basic net income (loss) per common share—R$ (Note 14)	0.00	(0.01)

Diluted net income (loss) per common share—R$ (Note 14)	0.00	(0.01)

Basic net income (loss) per preferred share—R$ (Note 14)	0.07	(0.91)

Diluted net income (loss) per preferred share—R$ (Note 14)	0.07	(0.91)

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Interim consolidated statements of other comprehensive income (loss), (Unaudited)

Three and six months ended June 30, 2017 and 2016

(In thousands of Brazilian reais)

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017
Net income (loss)	(33,947)	(120,135)	21,350	(187,058)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Changes in fair value of cash flow hedges, net of tax	18,706	25,321	19,331	38,237

Total comprehensive income (loss)	(15,241)	(94,814)	40,681	(148,821)

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Interim consolidated statements of changes in equity

Six months ended June 30, 2017 and 2016 (Unaudited)

(In thousands of Brazilian reais)

	Issued capital	Capital reserve	Cash flow hedge reserve	Accumulated losses	Total
December 31, 2015	479,423	838,658	(92,769)	(1,617,481)	(392,169)
Net loss	—	—	—	(187,058)	(187,058)
Other comprehensive loss	—	—	38,237	—	38,237

Total comprehensive loss	—	—	38,237	(187,058)	(148,821)
Issued capital (Note 1)	172,448	—	—	—	172,448
Share-based payment (Note 20)	—	4,241	—	—	4,241

June 30, 2016	651,871	842,899	(54,532)	(1,804,539)	(364,301)

	Issued capital	Capital Reserve	Cash flow hedge reserve	Accumulated losses	Total
December 31, 2016	1,488,601	1,290,966	(33,785)	(1,743,795)	1,001,987

Net income	—	—	—	21,350	21,350
Other comprehensive loss	—	—	19,331	—	19,331

Total comprehensive loss	—	—	19,331	21,350	40,681

Issued capital (Note 1 and 13)	661,500	646,479	—	—	1,307,979
Share issuance costs (Note 13)	—	(68,970)	—	—	(68,970)
Share-based payment (Note 20)	—	6,497	—	—	6,497

June 30, 2017	2,150,101	1,874,972	(14,454)	(1,722,445)	2,288,174

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Interim consolidated statement of cash flows (Unaudited)

Six months ended June 30, 2017 and 2016

(In thousands of Brazilian reais)

	For the six months ended June 30,
	2017	2016
Cash flows from operating activities
Net income (loss)	21,350	(187,058)
Adjustments to reconcile net loss to cash flows provided by (used in) operating activities
Depreciation and amortization (Note 9 and 10)	157,169	145,421
Disposals/Write-off of fixed assets and intangibles	25,193	53,639
Results from derivative financial instruments	31,015	(13,869)
Share-based payment expenses	6,497	4,241
Exchange (gain) and losses on assets and liabilities denominated in foreign currency	(38,179)	(389,445)
Interest (income) and expenses on assets and liabilities	144.505	132,686
Deferred income tax and social contribution	67,179	50,331
Allowance for doubtful accounts	(119)	117
Provision for tax, civil and labor risks (Note 21)	37,886	22,839
Provision for obsolescence	(6,695)	775
Provision for return of aircrafts and engines	—	(53,268)
Profit on sale of property and equipment (Note 9)	(5,515)	(51,921)
Changes in operating assets and liabilities
Trade and other receivables, net	(105,238)	(5,650)
Inventories	(15,818)	(9,113)
Security deposits and maintenance reserves	(87,139)	(35,495)
Prepaid expenses	6,505	26,410
Recoverable taxes	(42,810)	10,500
Other assets	(22,760)	109,371
Accounts payable	(151,409)	126,926
Salaries, wages and employee benefits	36,051	33,051
Insurance premiums payable	(18,093)	(19,059)
Taxes payable	(32,329)	(31,681)
Federal installment payment program	(3,234)	(3,271)
Air traffic liability	29,474	(10,079)
Provision taxes, civil and labor risks (Note 21)	(40,011)	(29,276)
Other liabilities	(1,928)	136,159
Interest paid	(159,477)	(175,479)

Net cash (used) provided by operating activities	(167,930)	(162,198)

Cash flows from investing activities
Short-term investment
Acquisition of short-term investments	(1,404,599)	(60,659)
Disposal of short-term investments	899,096	67,628
Long-term investment
Acquisition of long-term investments from related party (Note 1)	—	(360,769)
Disposal of long-term investments	1,122	—
Restricted investments, net	47,991	(143,906)
Proceeds from sale of property and equipment	112,632	365,599
Acquisition of property and equipment and intangibles	(343,153)	(214,829)

Net cash (used) provided in investing activities	(686,911)	(346,936)

Cash flows from financing activities
Debentures
Proceeds	197,133	—
Repayment	—	(50,196)
Loans and financing
Proceeds	183,285	389,135
Repayment	(798,232)	(818,317)
Other financial liabilities—convertible loan	—	360,769
Redemption of preferred shares	(44,655)	—
Issued capital, net of issuance costs	1,254,763	172,448
Loan to shareholder	(328)	—

Net cash provided by financing activities	791,966	53,839

Exchange gain and (losses) on cash and cash equivalents	14,625	(23,621)
Net (decrease) increase in cash and cash equivalents	(48,250)	(478,916)
Cash and cash equivalents at the beginning of the period	549,164	636,505

Cash and cash equivalents at the end of the period	500,914	157,589

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

1.	Operations

Azul S.A. (“Azul”) is a corporation headquartered at Av. Marcos Penteado de Ulhôa Rodrigues, 939, in the city of Barueri, in the state of São Paulo, Brazil. Azul was incorporated on January 3, 2008 and is a holding company for providers of airline passenger and cargo services. Azul and its subsidiaries are collectively referred to as the “Company”.

Azul Linhas Aéreas Brasileiras S.A. (“ALAB”), a 100% owned subsidiary incorporated on January 3, 2008, has operated passenger and cargo air transportation in Brazil since beginning operations on December 15, 2008. Canela Investments LLC (“Canela”), a 100% owned special purpose entity, headquartered in the state of Delaware, United States of America, was incorporated on February 28, 2008, to acquire aircraft outside of Brazil and lease them to ALAB.

The Company’s shares are traded on the BM&FBOVESPA and American Depositary Share

(“ADS”) on the New York Stock Exchange (“NYSE”).

The consolidated financial statements are comprised of the individual financial statements of the entities as presented below:

			% equity interest
Entities	Main activities	Country of incorporation	June 30, 2017	December 31, 2016
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Airline operations	Brazil	100.0%	100.0%
Azul Finance LLC (a)	Aircraft financing	United States	100.0%	100.0%
Azul Finance 2 LLC (a)	Aircraft financing	United States	100.0%	100.0%
Azul Services LLC (a)	Aircraft financing	United States	100.0%	100.0%
Blue Sabiá LLC (a)	Aircraft financing	United States	100.0%	100.0%
ATS Viagens e Turismo Ltda. (a)	Package holidays	Brazil	99.9%	99.9%
Azul SOL LLC (a)	Aircraft financing	United States	100.0%	100.0%
Tudo Azul S.A.	Loyalty programs	Brazil	100.0%	100.0%
Fundo Garoupa (b)	Exclusive investment fund	Brazil	100.0%	100.0%
Fundo Safira (a)	Exclusive investment fund	Brazil	100.0%	100.0%
Fundo Azzurra (a)	Exclusive investment fund	Brazil	100.0%	100.0%
Canela Investments LLC (Canela)	Aircraft financing	United States	100.0%	100.0%
Canela 336 LLC (c)	Aircraft financing	United States	100.0%	100.0%
Canela 407 LLC (c)	Aircraft financing	United States	100.0%	100.0%
Canela 429 LLC (c)	Aircraft financing	United States	100.0%	100.0%
Canela Turbo One LLC (c)	Aircraft financing	United States	100.0%	100.0%
Canela Turbo Two LLC (c) (d)	Aircraft financing	United States	—	100.0%
Canela Turbo Three LLC (c)	Aircraft financing	United States	100.0%	100.0%
Daraland S.A. (a)	Holding	Uruguai	100.0%	—
Encenta S.A. (Azul Uruguai) (e)	Airline operations	Uruguai	100.0%	—

(a)	Azul’s investments are held indirectly through ALAB.
(b)	Azul’s investment is held 1% directly and 99% through ALAB.
(c)	Azul’s investments are held indirectly through Canela.
(d)	Company extinguished in May 9, 2017.
(e)	Investments are held indirectly through Daraland.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Initial Public Oferring—IPO

On April 19, 2017, the Company concluded the global offering of 96,239,837 of its preferred shares, of which 63,000,000 preferred shares were offered by Azul and 33,239,837 preferred shares were offered by the selling shareholders, consisting of an international and a Brazilian offering. The initial offering price was R$21.00 per preferred share and US$20.06 per ADS (each ADS represents three preferred shares) calculated at the exchange rate of R$3.1409 per US$1.00 as of April 10, 2017. Shares have been traded on the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE) since April 11, 2017, under the symbols “AZUL4” and “AZUL”, respectively.

Net proceeds, excluding underwriting discounts, commissions and foreign exchange loss totaled R$1,265,016 on June 30, 2017.

A portion of the net proceeds of the offering is being used to repay certain indebtedness held by the international underwriters, the Brazilian underwriters and/or their affiliates.

Strategic Global Partners

a)	United Airlines Inc.

On June 26, 2015, the Company and United Airlines Inc. through its wholly owned subsidiary CALFINCO Inc. (collectively, “United”) entered into an investment agreement under which United acquired 10,843,792 class C preferred shares of Azul, for an amount of US$100 million (R$312,989 as of June 26, 2015). The Company’s alliance with United has enhanced the reach of its networks and created additional connecting traffic, as both the Company and United began selling each other’s flights on its websites through a code-share agreement. This code-share agreement also provides customers flying on both airlines with a seamless reservations and ticketing process, including boarding pass and baggage check-in to their final destination.

b)	Hainan Airlines Holding Co. Ltd.

On February 5, 2016, the Company entered into an Investment Agreement with Hainan Airlines Holding Co. Ltd (“HNA”), under which HNA committed to make a contribution for a total amount of US$450 million (equivalent to R$1,753,875 on February 5, 2016). The Investment Agreement consists of the following:

i.	Capital Contribution

On March 14, 2016, the Company received approx. US$100 million (equivalent to R$360,769) related to a subordinated loan convertible to class D preferred shares from HNA and on the same date acquired €90 million (equivalent to R$360,769) in Series A convertible bonds issued by TAP.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

On September 28, 2016, the loan balance of approx. US$100 million was converted into 14,044,762 class D preferred shares, for an amount of R$324,792 (Note 13).

On June 2, 2016, the Company received the amount of approx. US$50 million (equivalent to R$172,448) from HNA, which was immediately capitalized with the subscription of 7,035,872 class E preferred shares. On August 3, 2016, the class E preferred shares were converted into class D preferred shares (Note 13).

Under the terms of the agreement, HNA has the option to acquire the economic benefits of TAP Convertible Bonds. The notional value of the option is €30 million, maturing on December 2, 2017, and the fair value of this option is recognized as a financial liability (Note 15).

On August 3, 2016, the Company received the contribution from HNA for an amount of US$300 million thousand. Such amount was used for (i) the subscription of 42,161,266 class D preferred shares of Azul, amounting to R$487,934 and (ii) R$487,934 allocated to the “Capital reserve” account (Note 13).

ii.	TAP Convertible Bonds

As mentioned in b) i. above, on March 14, 2016, the Company acquired series A convertible bonds issued by TAP (the “TAP Convertible Bonds”) for an amount of €90 million thousand. The TAP Convertible Bonds are convertible, in whole or in part at, the option of Azul into new shares representing the share capital of TAP benefiting from enhanced preferential economic rights (the “TAP Shares”). Upon full conversion, the TAP Shares will represent 6.0% of the total and voting capital of TAP, with the right to receive dividends or other distributions corresponding to 41.25% of distributable profits of TAP. The option is exercisable starting in July 2016. The TAP Convertible Bonds mature 10 years from their issuance and bear interest at an annual rate of 3.75% until June 20, 2016 and at rate of 7.5% thereafter. Accrued interest remains unpaid until the earlier of the maturity date or early redemption of the bonds.

TAP has the right to early redeem the TAP Convertible Bonds if not yet converted and upon the earlier of (i) occurrence of an IPO, or (ii) 4 years from issuance of the TAP Convertible Bonds provided that TAP should be in compliance with certain financial covenants. The TAP Convertible Bonds will be redeemed at their principal amount together with the accrued unpaid interest.

The TAP Convertible Bonds, as well as the option to convert them into TAP Shares, were classified as a single financial asset recorded at fair value through profit or loss, under “Result from related parties transactions, net”, classified in “Long term investments”.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

2.	Basis of preparation of financial statements

The interim condensed consolidated financial statements for the six months ended June 30, 2017 were approved and authorized for issuance during the executive board of directors meeting held on August 4, 2017.

The interim condensed consolidated financial statements were prepared in accordance with the IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements for the six months ended June 30, 2017 were prepared in Brazilian Reais, which is the functional currency of the Company.

The Company has adopted, when applicable, all standards and interpretations issued by the IASB, the International Financial Reporting Standards (IFRS) and Interpretations Committee that were in effect on June 30, 2017. The interim condensed consolidated financial statements were prepared using the historical cost basis, except for the valuation of certain financial instruments which are measured at fair value.

3.	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the Company’s annual consolidated financial statements for the year ended, December 31, 2016.

The interim condensed consolidated financial statements does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements at December 31, 2016.

3.1	New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended 31 December 2016, except for the adoption of new standards effective as of 1 January 2017. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these amendments apply for the first time in 2017, they do not have a material impact on the interim condensed consolidated financial statements of the Company. The nature and the impact of each amendment is described below:

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods. The Company is not required to provide additional disclosures in its condensed interim consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ended 31 December 2017.

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrecognised Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. These amendments do not have any impact to the Company.

Annual Improvements Cycle—2014-2016

Amendments to IFRS 12 Disclosure of Interests in Other Entities: Clarification of the scope of disclosure requirements in IFRS 12

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale. These amendments do not have any impact to the Company.

4.	Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	June 30, 2017 (Unaudited)	December 31, 2016
Cash and bank deposits	241,195	156,915
Cash equivalents
Bank Deposit Certificate—CDB	217,737	392,249
Investment funds	41,982	—

	500,914	549,164

The balances of cash and bank deposits represent amounts deposited in checking accounts with Brazilian banks.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The CDB investments are indexed to the Brazilian Interbank Deposit Certificate (“CDI”) and are repayable on demand.

Investment funds is comprised of CDB’s investments, denominated in Reais, with financial institutions (deposit certificates).

Cash equivalents investments are classified as financial assets at fair value through profit or loss.

5.	Short term investments

Investments are comprised of:

	June 30, 2017 (Unaudited)	December 31, 2016
Other short-term investments	4,468	193,782
Investment funds	882,562	137,428

	887,030	331,210

Investment funds is comprised of Brazilian government bonds and bank notes, denominated in Reais, with financial institutions (deposit certificates) and debentures issued by B and BB+ risk rated companies bearing an accumulated average interest rate of 102.9% of CDI. Brazilian government bonds are comprised of National Treasury Bills (“LTN”), National Financial Bills (“LFT”) and National Treasury Notes (“NTN”).

Short-term investments are classified as financial assets at fair value through profit or loss.

6.	Restricted investments

Restricted financial investments are comprised of deposits in guarantee of certain Company loans (aircraft purchase and working capital) required by certain financial institutions, which were invested in floating rate CDBs—Bank Certificate Deposits and DI – Investments linked to the Interbank Deposit interest rate. The return on these investments are 100% of the CDI rate.

Restricted investments are classified as financial assets at fair value through profit or loss.

Restricted investments are comprised of:

	June 30, 2017 (Unaudited)	December 31, 2016
Restricted investments – current	86,213	53,406
Restricted investments – non-current	—	108,630

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

7.	Related parties

a)	Compensation of key management personnel

Key management personnel include board of director members, officers and executive committee members. The compensation paid or payable to officers and directors services is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Salaries and wages	5,139	4,055	8,882	8,057
Bonus	6,724	1,225	6,724	1,225
Share-based compensation and restricted share units plans	5,875	2,622	9,426	5,244

	17,738	7,902	25,032	14,526

The executives of the Company participate in the Company’s share-based compensation and restricted share units plans (Note 20). At June 30, 2017, executives of the Company had approximately 7,724,088 (December 31, 2016 – 6,641,424) vested options.

b)	Guarantees granted

The Company granted guarantees for some property rental agreements entered into by three of its executive officers, the amounts involved are not material.

c)	Loan agreement

On September 2, 2016 the Company entered into a loan agreement with a one of controlling shareholder in the amount of approx. US$2.8 million (June 30, 2017—R$9,508). This agreement bears interest at a rate of Libor plus 2.3% p.a. and matures in 2019.

d)	Transactions with TAP

The Company entered into certain transactions with TAP as described below:

	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Aircraft sublease (i)	16,437	(127,391)	22,511	(126,821)
TAP Convertible Bonds (ii)	(7,557)	160,009	(1,880)	160,009

	8,880	32,618	20,631	33,188

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

i.	Aircraft sublease

In March 2016, the Company subleased fifteen aircraft to its related party TAP. Seven of the fifteen leases had been executed at a time when the market for regional aircraft was higher than when the related seven subleases were executed. As a result, although the Company believes that the rates in these seven subleases represented approximate market rates at the time of their execution, the Company will receive from TAP an amount lower than the amount that the Company has to pay under the related leases. This difference considering the total term of sublease contracts discounted to its net present value was R$78,526 in June 30, 2017 (December 31, 2016 – R$115,652) and recorded as a provision for the obligations under onerous leases, as required by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, representing the remaining amount of the future unavoidable costs under the leases.

The loss recognized in “result from related party transaction, net” in the six months ending June 30, 2016 relates to the creation of the onerous lease provision. The gain recognized in the six months ending June 30, 2017 is mainly driven by i) a reversal of part of the provision which relates to costs that are expected to be avoidable should the company exercise an early termination option of the contracts with the lessor net of related fine and; ii) an update of the estimates used in the calculation of the present value of the liability based on the latest available information.

For the fifteen subleases, over the six months ended June 30, 2017, amounts received from TAP from the subleases amounted to R$57,992, and amounts paid to the lessors of the related aircrafts totaled R$73,821.

ii.	TAP Convertible Bonds

As explained in Note 1 b) ii., on March 14, 2016, the Company acquired the TAP Convertible Bonds. Such bonds have been classified in the “Long term investments” line item in the statement of financial position as of June 30, 2017.

Changes in the fair value of the TAP Convertible Bonds as well as interest accrual and Call-option are also recorded in the “Result from related parties transactions, net”, line item in the consolidated statement of operations, which for the six months ended on June 30, 2017, was a net loss of R$1,880 including gain on HNA’s option on the TAP Convertible Bonds of R$9,921 (Note 15).

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

e)	HNA capital contribution

Following Parpública – Participações Públicas’ (“Parpública”) exercise of its option to subscribe €30 million of TAP convertible loans, in order to re-establish HNA’s indirect shareholding of TAP, the Company agreed to transfer to HNA, Atlantic Gateway securities or other instruments acceptable to HNA representing at the time of issuance an aggregate 3% economic interest in TAP on a fully diluted basis immediately following the transfer (“Settlement Transaction”).

As of June 30, 2017, this obligation, valued at €6.9 million (R$26,007), was recorded in the Company’s books under Related Parties liabilities.

8.	Security deposits and maintenance reserve deposits

	June 30, 2017	December 31, 2016
	(Unaudited)
Security deposits	221,955	219,772
Maintenance reserve deposits	962,849	858,233

	1,184,804	1,078,005

Security deposits and maintenance reserve deposits are denominated in US dollars and adjusted for changes to foreign exchange rates. Security deposits are related to aircraft lease contracts and will be refunded to the Company when the aircraft is returned at the end of the lease agreement.

Our master lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of the performance of major maintenance activities. Maintenance reserve deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance.

At the lease inception and at each statement of financial position date, we assess whether the maintenance reserve payments required by the master lease agreements are expected to be recovered through the performance of qualifying maintenance on the leased assets. Maintenance deposits expected to be recovered from lessors are reflected in security deposits and maintenance reserves in the accompanying statements of operations. We assess recoverability of amounts currently on deposit with a lessor, by comparing them to the amounts that are expected to be reimbursed at the time of the next maintenance event, and amounts not recoverable are considered maintenance costs.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

As of June 30, 2017 maintenance reserve deposits are likely to be refunded as they are lower than the expected cost of the related next maintenance event that the reserves are intended to collateralize. During the six months ended June 30, 2017 the Company recognized a write-off of R$509 (June 30, 2016—R$1,800) for maintenance reserve deposits that are not likely to be reimbursed in relation to aircraft that went through their last maintenance event prior to their return.

The Company replaced some of its security deposits and maintenance reserves deposits for bank guarantees, and was refunded an amount of R$1,562 and R$8,326, respectively as of June 30, 2017.

Presented below are the changes in the security deposits and maintenance reserve deposits balance:

	Maintenance reserves deposits	Security Deposits	Total
Balance as of December 31, 2016	858,233	219,772	1,078,005

Additions	144,627	12,720	157,347
Refunds from sublease (*)		(1,191)	(1,191)
Write-offs	(509)		(509)
Refunds/returns	(54,977)	(12,917)	(67,894)
Foreign exchanges variations	15,475	3,571	19,046

Balance as of June 30, 2017 (Unaudited)	962,849	221,955	1,184,804

(*)	refers to the amount received from TAP in relation to security deposits of subleased aircraft.

9.	Property and equipment

Property and equipment are mainly comprised of “aircraft and engines” and aircraft equipment.

“Aircraft and engines” refers to owned aircraft and capitalized heavy maintenance related to the owned aircraft.

During the six months ended June 30, 2017, the Company entered into sale and leaseback transactions on owned aircraft. The carrying value of the aircraft at the transaction date was R$109,426 (June 30, 2016 – R$313,678) and the sales price was R$112,615 (June 30, 2016 – R$365,599). All aircraft were subsequently leased back by the Company under operating lease agreements. The gain associated with the sale and leaseback transactions of R$5,515 (June 30, 2016 – R$51,921). was recognized in “Other operating expenses, net”.

During the six months ended June 30, 2016, the Company amended certain terms of aircraft lease agreements previously classified as operating leases that resulted in the classification of such agreements as finance leases. The financial statement impact was an increase of R$449,800 in “aircraft and engines” and “loans and financing” balances.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

a)	The component of property and equipment are as follows:

	June 30, 2017 (Unaudited)			December 31, 2016
	Cost	Accumulated depreciation	Net amount	Net amount
Leasehold improvements	109,001	(41,237)	67,764	67,396
Equipment and facilities	106,472	(60,487)	45,985	40,992
Vehicles	1,200	(1,081)	119	178
Furniture and fixtures	16,418	(7,904)	8,514	8,593
Aircraft equipment	844,944	(220,775)	624,169	547,606
Aircraft and engines	2,988,589	(443,429)	2,545,160	2,626,463
Advance payments for acquisition of aircrafts	149,251	—	149,251	100,446
Construction in progress	42,747	—	42,747	48,306

	4,258,622	(774,913)	3,483,709	3,439,980

b)	Changes in property and equipment balances are as follows

	Cost
	December 31, 2016	Acquisitions	Disposals/ Write-offs	Transfers	June 30, 2017 (Unaudited)
Leasehold improvements	97,324	8,826		2,851	109,001
Equipment and facilities	95,220	11,255	(3)	—	106,472
Vehicles	2,559	25	(1,384)	—	1,200
Furniture and fixtures	15,722	707	(11)	—	16,418
Aircraft equipment	740,900	113,408	(9,112)	(252)	844,944
Aircraft and engines	3,016,934	122,219	(166,761)	16,197	2,988,589
Advance payments for acquisition of aircrafts	100,446	48,805		—	149,251
Construction in progress	48,306	13,237	—	(18,796)	42,747

	4,117,411	318,482	(177,271)	—	4,258,622

	Accumulated depreciation
	December 31, 2016	Depreciation for the period	Disposals/ Write- offs	Transfers	June 30, 2017 (Unaudited)
Leasehold improvements	(29,928)	(7,582)	—	(3,727)	(41,237)
Equipment and facilities	(54,228)	(6,262)	3	—	(60,487)
Vehicles	(2,381)	(49)	1.349	—	(1,081)
Furniture and fixtures	(7,129)	(776)	1	—	(7,904)
Aircraft equipment	(193,294)	(33,549)	2,194	3,874	(220,775)
Aircraft and engines	(390,471)	(92,278)	39,467	(147)	(443,429)

	(677,431)	(140,496)	43,014	—	(774,913)

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

For owned aircraft, we employ the deferral method that consists in the capitalization of heavy maintenance cost. Under this method, the cost of major maintenance is capitalized and amortized as a component of depreciation and amortization expense until the next major maintenance event. Heavy maintenance on aircraft held under operating lease is expensed as incurred, and it is recorded in the “maintenance material and repair” line items.

The next major maintenance event is estimated based on the average maintenance costs and timing of the next scheduled maintenance event as suggested by the manufacturer, and may change based on changes in aircraft utilization and changes in suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage a major component to the extent that would require a major maintenance event prior to a scheduled maintenance event.

The amortization of deferred maintenance expenses over major maintenance expenditures and the maintenance expenses incurred for the six months ended June 30, 2017 and 2016, both representing total maintenance expenses for the period, are presented as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Amortization of capitalized maintenance costs	(16,882)	(18,805)	(31,426)	(27,161)
Maintenance materials and repairs	(129,293)	(155,930)	(275,323)	(345,728)

	(146,175)	(174,735)	(306,749)	(372,889)

The Company reviewed for impairment indicators as of June 30, 2017 and no indicators were identified. Thus, no impairment of property and equipment was recognized as a result of such impairment analysis.

10.	Intangible assets

a)	The components of intangible assets are as follows:

	June 30, 2017 (Unaudited)			December 31, 2016
	Cost	Accumulated amortization	Net amount	Net amount
Goodwill (i)	753,502	—	753,502	753,502
Airport operating licenses (ii)	82,196	—	82,196	82,196
Software	227,637	(111,246)	116,391	106,918

	1,063,335	(111,246)	952,089	942,616

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

b)	Changes in intangible assets balances are as follows:

	Costs
	December 31, 2016	Acquisitions	Disposals/ Written-off	Transfers	June 30, 2017 (Unaudited)
Goodwill (i)	753,502	—	—	—	753,502
Airport operating licenses (ii)	82,196	—	—	—	82,196
Software	201,607	26,510	(480)	—	227,637

	1,037,305	26,510	(480)	—	1,063,335

	Accumulated amortization
	December 31, 2016	Amortization for the year	Disposals/ Written-off	Transfers	June 30, 2017 (Unaudited)
Software	(94,689)	(16,673)	116		(111,246)

	(94,689)	(16,673)	116		(111,246)

(i)	Refers to goodwill recorded in the acquisition of Tudo Azul (former TRIP) in 2012. The amount of R$753,502 represents the excess of the consideration transferred over the fair value of the net assets acquired and liabilities assumed.
(ii)	As part of the purchase price allocation of Tudo Azul (former TRIP) acquisition, the Company recognized a separate intangible asset for the airport operating licenses. These intangible assets were deemed to have an indefinite life.

Impairment of goodwill and Airport operating licenses

Goodwill from acquisition of Tudo Azul (former TRIP)

The Company performed its annual impairment tests as of December 31, 2016. The Company assessed that the most appropriate method for estimating the recoverable amount of the Company’s single CGU (cash-generating unit) is by using the income approach through the discounted cash flows method, resulting in the value in use.

In order to determine the book value of the CGU, the Company adds the intangible assets recorded, given that it will only generate economic benefits by using the combination of both.

The Company allocates goodwill and airport operating services to the cash-generating unit as follows:

	June 30, 2017 (Unaudited)		December 31, 2016
	Goodwill	Airport operating licenses	Goodwill	Airport operating licenses
Book value	753,502	82,196	753,502	82,196
Book value – CGU	3,483,709	—	3,439,980	—
Value in use	4,623,832	244,737	4,623,832	244,737
Discount rate before taxes	19.2%	20.5%	19.2%	20.5%
Perpetuity growth rate	3.4%	4.4%	3.4%	4.4%

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The assumptions used in the impairment tests of goodwill and other intangible assets are consistent with the Company’s operating plans and internal projections over a five-year period, and for longer periods the Company assumed growth rate in perpetuity. These assumptions are both reviewed and approved by Management. The discounted cash flow that determined the value of the CGU was prepared in accordance with the Company’s business plan, which was approved in December 15, 2016.

The Company took into consideration the following assumptions:

•	Fleet and capacity: considers the operational fleet plan, utilization and capacity of the aircrafts per flight;

•	Passenger revenue: considers the historical revenue per flown seat kilometer assuming the Company’s business plan growth

•	Operational costs: considers key performance indicators per cost line, aligned with Company’s business plan growth as well as macroeconomic variables (as described below)

•	Investment needs aligned to the Company’s business plan;

The Company also considered forecasted market variables such as GDP (source: Central Bank of Brazil), the U.S. Dollar to Brazilian reais exchange rate (source: Central Bank of Brazil), the price of a barrel of kerosene (source: Bloomberg) and interest rates (source: Bloomberg).

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of net assets allocated to the cash generating unit, and therefore no impairment was recognized as of December 31, 2016.

For the six months ended June 30, 2017 no material changes were identified that could indicate any impairment recognition.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

11.	Income tax and social contribution

a)	Income tax and social contribution

	For the six months ended June 30,
	2017 (Unaudited)	2016 (Unaudited)
Income/(loss) before income tax and social contribution	16,015	(109,553)
Combined tax rate	34%	34%

Income tax and social contribution statutory rate	(5,445)	37,248
Adjustments to calculate the effective tax rate:
Taxable profit on foreign subsidiaries	—	(61)
Exchange differences on foreign subsidiaries	7,277	69,284
Unrecorded deferred tax assets on tax loss carryforward and on temporary differences (*)	(50,053)	(183,946)
Reversal of provisions for uncertain tax provisions (**)	6,427	—
Deferred Income Tax on Tax Losses included in the PRT (***)	52,457	—
Permanent differences	(5,603)	(306)
Other	275	276

	5,335	(77,505)

Current income tax and social contribution	8,293	(61)
Deferred income tax and social contribution	(2,958)	(77,444)

	5,335	(77,505)

(*)	Relates to deferred tax assets not recorded on tax loss carryforward and on temporary differences e.g.: deferred tax assets on tax loss carryforwards recorded in subsidiaries, allowances/provisions, finance lease operations, depreciation of aircraft and engines and fair value adjustments derived from business combinations.
(**)	The statute of limitations passed regarding certain unrecognized tax benefits as such the provision was reversed during the current period.
(***)	Refers to Deferred Income Tax Asset on Tax Losses recognized after the adherence to the Tax Recovery Program (“PRT”).

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

b)	The components of deferred income tax and social contribution

	June 30, 2017 (Unaudited)	December 31, 2016
Deferred tax components
Provision for tax, civil and labor risks	17,742	20,579
Deferred revenue of Tudo Azul program	(81,401)	(67,617)
Aircraft lease expense	(246,401)	(201,120)
Depreciation of aircraft and engines	110,897	79,422
Exchange rate	(112,617)	(105,428)
Deferred gain related to aircraft sold	54,985	59,307
Cash flow hedge (*)	6,477	17,445
Fair value of TAP convertible bonds	(88,051)	(92,708)
Provision for onerous contract	26,698	39,322
Financial Instruments	25,823	1,220
Others	15,053	30,208
Fair value of aircraft	(443)	(459)
Fair value of slots	(27,947)	(27,947)
Other on business combination fair value adjustment	(5,063)	(5,846)

Net deferred tax (liabilities)	(304,248)	(253,622)
Deferred tax assets on net operating losses	81,240	72,160

Net deferred tax (liabilities)	(223,008)	(181,462)

(*)	Deferred tax recorded in “Other comprehensive income (loss)”

The Company net deferred tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

The Company accounts for deferred tax liabilities on temporary differences net of 30%, which is the limit of tax losses carryforward that can be utilized against taxable income in each carryforward year, which is recorded above as deferred tax assets on net operating losses.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The Company has tax losses that are available indefinitely for offsetting against future taxable profits, as follows:

	June 30, 2017 (Unaudited)	December 31, 2016
Tax losses	2,289,271	2,254,447
Income tax loss carryforwards (25%)	572,318	563,612
Social contribution negative base tax carryforwards (9%)	206,034	202,900

Deferred tax assets have not been recognized in respect of these losses as there is no evidence of recoverability in the near future, except for R$81,240 in relation to the limit, prescribed by the tax law, of 30% of the deferred tax liability balance as of June 30, 2017, except for the deferred tax liabilities recognized on fair value adjustments of aircraft, slots and other business combination adjustments and R$52,457 in relation to the tax losses carryforward utilized to reduce tax liabilities included in the PRT.

On May 31, 2017, the Company adhered to the cash and installment payment of tax related liabilities due until November 30, 2016 owed to the Brazilian Federal Revenue Service program, in the so-called Tax Recovery Program “PRT” (Provisional Measure 766 / 17).

The Company opted for a 76% reduction in the consolidated tax liability balance using the tax loss carryforwards and the payment of the remaining 24% in 24 monthly installments, updated by SELIC rate on a monthly basis.

As result of the adherence to PRT, the consolidated tax losses carryforwards realized were R$154,000.

12.	Loans and financing

	June 30, 2017 (Unaudited)	December 31, 2016
Loans	2,267,002	2,848,285
Debentures	1,374,850	1,186,210

	3,641,852	4,034,495
Current	1,101,160	985,238

Non-current	2,540,692	3,049,257

Interest-bearing loans, financing and debentures are measured at amortized cost, using the effective interest rate method.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

12.1.	Loans

	Guarantees	Interest	Repayment method	Final maturity	June 30, 2017 (Unaudited)	December 31, 2016
In foreign currency—US$
Purchase of aircraft	Chattel mortgage	LIBOR plus “spread” of 1.75% to 4.50% p.a.	Monthly, quarterly and semi-annual repayment	03/2025	486,342	518,826

Finance lease	Chattel mortgage	LIBOR plus spread of 2.05% to 5.50% p.a.	Monthly, quarterly and semi-annual repayment	12/2027	1,159,620	1,250,721

Working capital (*) (**)	Receivables of Azul and cash collateral	LIBOR plus fixed interest of 2.39% to 4.52% p.a.	Monthly, quarterly, semi-annual and bullet payment	12/2018	65,512	351,182

FINIMP	Letter of Credit	5.4% p.a.	Bullet payment	11/2017	23,587	22,982

In local currency—R$
Purchase of aircraft (FINEM, FINAME) (*)	Investments and chattel mortgage of aircraft	Fixed of 3.50% to 6.00% p.a.	Monthly repayment	05/2025	276,542	372,535

Working capital	Receivables of Azul	5.0% fixed p.a to 126% of CDI	Monthly, monthly repayment after grace period of 20 months, semi-annual and quarterly payments	07/2021	244,528	320,026

Finance lease	Chattel mortgage	Fixed of 10% py to CDI plus spread of 4.92% p.y.	Semi-annual repayment	04/2019	10,871	12,013
Total in R$					2,267,002	2,848,285

Current position					551,662	740,696

Non-current position					1,715,340	2,107,589

(*)	Includes the effect of fair value hedge, a loss of R$4,767 (December 31, 2016 – R$13,177).
(**)	As of June 30, 2017, R$48,842 working capital loans denominated in US dollars had swaps to Brazilian Reais, resulting in an effective total debt denominated in foreign currency of R$ 1,686,219 and a total debt denominated or locked in local currency (R$) of R$580,783.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

a)	Long term loans mature as follows:

	June 30, 2017 (Unaudited)	December 31, 2016
2018	189,027	629,644
2019	342,644	337,657
2020	335,628	330,894
2021	267,456	263,793
After 2021	580,585	545,601

	1,715,340	2,107,589

b)	The following assets serve as guarantees to secure the financing agreements

	June 30, 2017 (Unaudited)	December 31, 2016
Property and equipment (carrying value) used as collateral (Note 9)	2,545,160	2,626,463

12.2.	Debentures

	June 30, 2017 (Unaudited)	December 31, 2016
Current	549,498	244,542
Non-current	825,352	941,668

	1,374,850	1,186,210

The maturity schedule of outstanding debentures is as follows:

	June 30, 2017 (Unaudited)	December 31, 2016
2018	314,339	470,377
2019	511,013	471,291

	825,352	941,668

12.2.1.	Fifth issue

In the Extraordinary Shareholders’ Meeting held on September 15, 2014, the Company approved the fifth public issue of common debentures.

On September 19, 2014, the Company completed the offering of 100,000 debentures single series, for a total principal amount of R$1,000,000. The debentures mature on September 19, 2019, with principal payments in five semi-annual installments, the first principal payment due on September 19, 2017, and interest is paid semi-annually starting on March 19, 2015.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The debentures bear an interest rate of 127% of CDI per year. As of June 30, 2017, the outstanding balance was R$1,029,058 (December 31, 2016—R$1,038,285).

12.2.2.	Seventh issue

In the Extraordinary Shareholders’ Meeting held on December 1, 2016, the Company approved the seventh public issue of common debentures.

On December 19, 2016, the Company completed the offering of 15,000 debentures single series, for a total principal amount of R$150,000. The debentures mature on December 19, 2018, with principal payments in quarterly installments, the first principal payment due on June 19, 2017, and interest paid quarterly starting on March 19, 2017. Credit card receivables were used to guarantee the debentures. In 2016, the Company early redeemed the remaining balance of the sixth issue for an amount of R$58,791.

The debentures bear an interest rate of CDI + 2,85% per year. As of June 30, 2017, the outstanding balance was R$148,174 (December 31, 2016—R$147,925).

12.2.3.	Eight issue

In the Extraordinary Shareholders’ Meeting held on June 21, 2017, the Company approved the eight public issue of common debentures.

On June 30, 2017, the Company completed the offering of 20,000 debentures single series, for a total principal amount of R$200,000. The debentures mature on January 3, 2019, with principal payments in quarterly installments, the first principal payment due on January 3, 2018, and interest paid quarterly starting on October 3, 2017. Credit card receivables were used to guarantee the debentures.

The debentures bear an interest rate of CDI + 1.50% per year. As of June 30, 2017, the outstanding balance was R$197,618 (December 31, 2016—R$0).

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

12.3.	Finance leases

Future minimum lease payments under finance leases together with the present value of minimum lease payments are as follows:

	June 30, 2017	December 31, 2016
2017	108,605	222,344
2018	203,405	199,851
2019	202,380	198,767
2020	208,709	205,317
2021	154,964	152,596
After 2021	336,839	331,789

Total minimum lease payments	1,214,902	1,310,664
Less finance charges	(44,411)	(47,930)

Present value of minimum lease payments	1,170,491	1,262,734
Less short-term portion	202,694	214,191

Long-term portion	967,797	1,048,543

Lease agreements under which the Company has substantially all the risks and rewards of ownership, were classified as finance leases. Finance leases were capitalized on lease inception at present value of the minimum lease payments.

13.	Equity

a)	Issued capital and authorized shares, all registered and without par value

	Company’s capital is - R$	Common shares	Preferred share	Class “A” preferred share	Class “C” preferred share	Class “D” preferred share
At June 30, 2017	2,150,101	928,965,058	317,571,266	—	—	—
At December 31, 2016	1,488,601	928,965,058	—	180,485,574	10,843,792	63,241,900

Conversion of shares

On February 3, 2017, the Company undertook a one for one stock conversion of all of our 10,843,792 Class C preferred shares and all of our 63,241,900 Class D preferred shares into Class A preferred shares. As a result, all Class A preferred shares were simultaneously renamed “preferred shares”.

Each common share entitles its holder to 1 (one) vote in the General Shareholders’ Meeting.

Preferred shares of any class are not entitled to vote.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Preferred shares have: i) priority of reimbursement of capital upon liquidation; ii) the right to be included in a public offering of the Company for a purchase of shares upon transfer of the Company’s control for the same conditions as the common shareholders and for a price per share equivalent to seventy-five (75) times the price per share paid to the controlling shareholder; iii) in case of the Company’s liquidation, the right to receive amounts equivalent to seventy-five (75) times the price per common share upon splitting of the remaining assets among the shareholders; and iv) the right to receive dividends in an amount equivalent to seventy-five (75) times the price paid per common share.

Stock Split

On February 23, 2017, the Company’s shareholders approved the split of the shares in the proportion of two shares of the same class for each one currently existing all periods were adjusted to reflect the stock split.

Share Capital increase

On April 10, 2017, the Company approved an increase to issued capital to a total of R$1,323,000 for the subscription of 63,000,000 preferred shares of Azul.

Issued capital

On April 19, 2017, the Company closed its global initial public offering (“IPO”) of 96,239,837 shares of preferred stock, of which 63,000,000 preferred shares were offered by Azul and 33,239,837 preferred shares were offered by selling shareholders, at an offering price of R$21.00 per preferred share and US$20.06 per ADS (each ADS represents three preferred shares).

b)	Share issuance costs

As set forth Pronouncement CPC 08 – Costs of Transaction and Premium on the Issuance of Marketable Securities, the Company accounted for the underwriter discounts and other offering costs directly attributable to the IPO as a deduction from equity, net of tax effects. The amounts recorded are as follows:

June 30, 2017
Shared issued costs	68,596
Tax credits from income tax and social contribution	(25,633)

Shared issued costs, net	42,963

Additional share issuance costs of R$26,007 were recognized in June 30, 2017 in relation to the obligation to HNA arising from the capital contribution in 2016 as explained in Note 7 e).

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

c)	Capital reserve

c.1)	Share-based payments:

The share-based payment reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their compensation. For the six months ended June 30, 2017, the Company recognized compensation expense for an amount of R$8,289 (June 30, 2016 – R$4,241) in “Salaries, wages and benefits”.

c.2)	As of December 31, 2016, the Company recognized the amount in excess of par value of the shares issued to HNA in capital reserves in the total amount of R$487,934. See Note 1 b) i.

c.2)	As of April 10, 2017, the Company recognized the amount in excess of par value of the shares issued to IPO in capital reserves in the total amount of R$646,479 net of foreign exchange loss of R$15,021. See Note 1.

d)	Dividends

According to the by-laws of the Company, unless the right is waived by all shareholders, the shareholders are guaranteed a minimum mandatory dividend equal to 0.1% of net income of the Company after the deduction of legal reserve, contingency reserves, and the adjustment prescribed by Law No. 6,404/76 (Brazilian Corporate Law).

Interest paid on equity, which is deductible for income tax purposes, may be deducted from the minimum mandatory dividends to the extent that it has been paid or credited. Interest paid on equity is treated as dividend payments for accounting purposes.

Dividends are subject to approval by the Annual Shareholders Meeting.

The Company has not distributed dividends for the six months ended June 30, 2017.

e)	Other comprehensive loss

Changes in fair value of derivative instruments designated as cash flow hedges are recognized in other comprehensive loss, net of tax effects, for an amounts of R$14,454 and R$33,785, as of June 30, 2017 and December 31, 2016 (net of R$4,535 and R$17,445 tax effect) respectively.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

14.	Earnings (loss) per share

Basic earnings or loss per common share are calculated by dividing net income (loss) attributable to the equity holders of Azul by the weighted average number of common shares outstanding during the six months ending June 30, 2017 and 2016, including the conversion of the weighted average number of preferred shares outstanding during the six months into common shares.

Diluted earnings or loss per common share are calculated by dividing the net income (loss) attributable to the equity holders of Azul, by the weighted average number of common shares outstanding during the six months ending June 30, 2017 and 2016, including the conversion of the weighted average number of preferred shares outstanding during the six months into common shares, plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares.

Basic earnings or loss per preferred share, are calculated by dividing net income (loss) attributable to the equity holders of Azul by the weighted average number of preferred shares outstanding during the six months ending June 30, 2017 and 2016, including the conversion of the weighted average number of common shares outstanding during the six months into preferred shares.

Diluted earnings or loss per preferred share, are calculated by dividing the net income (loss) attributable to the equity holders of Azul, by the weighted average number of preferred shares outstanding during the six months ending June 30, 2017 and 2016, including the conversion of the weighted average number of common shares outstanding during the six months into preferred shares, plus the weighted average number of preferred shares that would be issued on conversion of all the dilutive potential preferred shares into preferred shares.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The following table shows the calculation of income or loss per common and preferred share in thousands, except for values per share:

	For the three months ended June 30,		For the six months ended June 30,
	2017 (Unaudited)	2016 (Unaudited	2017 (Unaudited)	2016 (Unaudited
Numerator
Net income (loss)	(33,947)	(120,135)	21,350	(187,058)
Denominator
Weighted average number of common shares	928,965,058	928,965,058	928,965,058	928,965,058
Weighted average number of preferred shares	317,571,266	193,738,667	286,071,266	192,566,022
75 preferred shares (*)	75	75	75	75
Weighted average number of preferred equivalent shares (*)	329,957,467	206,124,868	298,457,467	204,952,222
Weighted average number of common equivalent shares (**)	24,746,810,008	15,459,365,084	22,384,310,008	15,371,416,684
Weighted average number of shares that would have been issued at average market price	9,780,398	—	9,780,398	—
Basic net income (loss) per common share	(0.00)	(0.01)	0.00	(0.01)
Diluted net income (loss) per common share	(0.00)	(0.01)	0.00	(0.01)
Basic net income (loss) per preferred share	(0.10)	(0.58)	0.07	(0.91)
Diluted net income (loss) per preferred share	(0.10)	(0.58)	0.07	(0.91)

(*)	Refers to a participation in the total equity value of the Company, calculated as if all 928,965,058 common shares outstanding had been converted into 12,386,200 preferred shares at the conversion ratio of 75 common shares to 1.0 preferred share.
(**)	Refers to a participation in the total equity value of the Company, calculated as if the weighted average preferred shares outstanding had been converted into common shares at the conversion ratio of 75 common shares to 1.0 preferred share

As of June 30, 2017, potential 9,780,398 preferred shares, relating to shared-based option plan, were excluded from the calculation of diluted net loss per share because their effect would have been antidilutive.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

15.	Financial instruments

The Company has the following financial instruments:

		Book value		Fair value
	Level	June 30, 2017 (Unaudited)	December 31, 2016	June 30, 2017 (Unaudited)	December 31, 2016
Assets:
Cash equivalents (Note 4)	1	500,914	549,164	500,914	549,164
Short-term investments (Note 5)	2	887,030	331,210	887,030	331,210
Long term investments (Note 1)	3	773,069	753,200	773,069	753,200
Trade and other receivables	1	778,632	673,275	778,632	673,275
Restricted investments (Note 6) (*)	1	86,213	162,036	86,213	162,036
Financial instruments (Note 15) (*)	2	6,777	21,770	6,777	21,770
Liabilities:
Loans and financing (Note 12) (*) (**)	1	3,641,852	4,034,495	3,587,219	4,065,778
Accounts payable	1	897,103	1,034,317	897,103	1,034,317
Financial liabilities at fair value through profit and loss (Note 16) (***)	2	—	44,655	—	44,655
Financial instruments (Note 15) (*)	2/3	228,194	231,351	228,194	231,351

(*)	Includes current and non-current.
(**)	Includes the effect of fair value hedge, a loss of R$4,767 (December 31, 2016 – R$13,177).
(***)	Refers to a private placement of preferred shares class B (See Note 16).

The carrying value of cash equivalents, short and long-term investments, restricted investments, trade and other receivables and accounts payable approximate their fair value largely due to the short-term maturity of these instruments.

Derivative financial instruments

	June 30, 2017 (Unaudited)		December 31, 2016
	Assets	Liabilities	Assets	Liabilities
Cash flow hedge
Interest rate swap contract and heating oil forward contracts	—	(19,055)	—	(51,306)
Fair value hedge
Interest rate swap contract	4,983	(216)	4,523	(17,700)
Derivatives not designated as hedge
HNA option on TAP Bonds economic interest (Note 1)	—	(144,440)	—	(154,361)
Interest rate swap contract	—	(7,305)	17,247	—
Forward foreign currency contract	1,794	(91)	—	(5,882)
Heating oil forward contracts	—	(57,087)	—	(2,102)

	6,777	(228,194)	21,770	(231,351)

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The maturity of the derivative financial instruments held by the Company is as follows:

June 30, 2017 (Unaudited)	Up to 30 days	2 to 6 months	7 to 12 months	1 to 5 years	Up to 5 years	Total
Assets from derivative transactions	719	1,383	4,675	—	—	6,777
Liabilities from derivative transactions	(10,869)	(30,536)	(174,100)	(11,515)	(1,174)	(228,194)

Total derivative financial instruments	(10,150)	(29,153)	(169,425)	(11,515)	(1,174)	(221,417)

Cash flow hedge

As of June 30, 2017 and December 31, 2016, the Company had interest rate swaps designated as cash flow hedges to hedge against the effect of changes in the interest rate on a portion of the payments of operating leases and loans denominated in foreign currency in the next 12 months.

The Company has average Non deliverable forward – “NDF” contracts on the over-the-counter (OTC) Market with 1 different counterpart on the local market indexed to the Heating Oil forward contract traded in NYMEX. These contracts are traded in monthly tranches and provide partial coverage to the Company’s 2017 and 2018 fuel exposure.

On October 1st, 2015, the Company decided to discontinue hedge accounting designation going forward for fuel cost risks and no longer designates its heating oil forward contracts as cash flow hedges. In accordance with IAS 39 when the designation as hedge is revoked the cumulative gain or loss that has been recognized in other comprehensive loss in the period when the hedge was effective should remain in equity until the forecast transaction occurs. Thus, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive loss should be reclassified from equity to profit or loss in the same period(s) during which the hedged forecast cash flows (or asset acquired or liability assumed) affect profit or loss.

During the six months ended June 30, 2017, the remaining heating oil forecast transactions, amount of R$29,579 loss, was reclassified from equity to profit and loss.

The positions were:

June 30, 2017 (Unaudited)	Notional amount	Asset position	Liability position	Fair value
Cash flow hedge:
Loans and financing	104,926	LIBOR	Fixed rate	(19,055)

December 31, 2016	Notional amount	Asset position	Liability position	Fair value
Cash flow hedge:
Loans and financing	90,138	LIBOR	Fixed rate	(21,727)
Heating Oil	183,193	—	—	(29,579)

	273,331			(51,306)

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The critical terms of the swap contracts matched with the terms of the hedged loans. Considering all transactions were deemed effective, the fair value changes on cash flow hedge were recorded in other comprehensive loss against derivative financial instruments in liabilities or assets.

Changes in other comprehensive loss (cash flow hedge reserve) are detailed below:

	June 30, 2017 (Unaudited)	December 31, 2016
Balance at the beginning of the period	(33,785)	(92,769)
Transactions settled during the period	7,157	60,627
Realization of deferral discontinued hedge	—	23,021
Fair value adjustment	7,639	(42,109)
Deferred tax effect	4,535	17,445

Balance at the end of the period	(14,454)	(33,785)

Fair value hedge

As of June 30, 2017 and December 31, 2016 the Company had fixed to floating interest rate swap contracts with a notional amount of R$107,679 (December 31, 2016—R$599,856). These contracts entitle the Company to receive fixed interest rates and pay floating interest based on CDI.

Adjustment to fair value of these contracts resulted in the recognition of an unrealized gain of R$4,767 (December 31, 2016 – loss of R$13,177) which was recorded as financial expenses. The impact on the statement of operations was offset by a positive adjustment on the debt hedged. There was no ineffectiveness during the six months ended June 30, 2017.

Derivatives not designated as hedge accounting

i)	Forward foreign currency contract

The Company is exposed to the risk of changes in the U.S. dollars, and therefore entered into currency forward contracts, options and foreign currency swaps. These currency forward contracts are not designated as cash flow hedges, fair value hedges, or net investment hedges, and are related to the currency exposure for a period of less than 12 months.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

As of June 30, 2017, the Company had US$15 million (December 31, 2016—US$80 million) of notional value in forward foreign currency contracts at a rate of R$3.3296 per US$1.00 and US$15 million (December 31, 2016—US$0) of notional value in forward foreign currency options. The changes in fair value adjustment of these contracts resulted in the recognition of an unrealized gain of R$1,703 for the six months ended on June 30, 2017 (December 31, 2016 – loss of R$5,882), which is recorded in derivative financial instruments, net in the statement of operation against current liabilities.

ii)	HNA option on TAP Bonds economic interest

The Company has issued an option for HNA amounting to €30 million to purchase up to 33% of the economic benefits of the TAP Convertible Bonds. The option expires on December 2, 2017 and its fair value is to R$144,440 as of June 30, 2017 (December 31, 2016 R$154,361), and is recognized as a derivative financial instruments in liabilities. More details see note 1 b.

iii)	Interest rate swap contract

As of June 30, 2017 and December 31, 2016 the Company had CDI interest rate swap contracts with notional amounts of R$200,000 (December 31, 2016—R$147,308). Changes in fair value of these instruments resulted in the recognition of an unrealized loss of R$7,305 (December 31, 2016 – gain of R$17,247).

iv)	Heating oil forward contracts

As of June 30, 2017 and December 31, 2016 the Company also had average NDF contracts on over-the-counter (OTC) Market with 3 different counterparts on the local market indexed to the Heating Oil forward contract traded in NYMEX, traded on monthly tranches, with a notional value of R$240,529 (December 31, 2016—R$183,193). The fair value of these instruments amounted to an unrealized loss of R$57,087 (December 31, 2016—R$2,102).

Fair value of financial instruments

The Company applies the following hierarchy to determine the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly;

Level 3: techniques that use data that have significant effect on fair value recorded that are not based on observable market data.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Assets measured at fair value	June 30, 2017 (Unaudited)	Level 1	Level 2	Level 3
Financial assets at fair value
Short-term investments	887,030	—	887,030	—
Restricted investments (a)	86,213	86.213	—	—
Long-term investments (c)	773,069	—	—	773,069
Interest rate swap contract—fair value hedge option (b)	4,983	—	4,983	—
Forward foreign currency contract	1,794	—	1,794	—

Liabilities measured at fair value	June 30, 2017 (Unaudited)	Level 1	Level 2	Level 3
Financial liabilities at fair value
Interest rate swap contract—cash flow hedge	(19,055)	—	(19,055)	—
Interest rate swap contract—fair value hedge (b)	(216)	—	(216)	—
HNA option TAP economic interest (d)	(144,440)	—	—	(144,440)
Interest rate swap contract- not designated as hedge	(7,305)	—	(7,305)	—
Forward foreign currency contract	(91)	—	(91)	—
Heating oil forward contracts	(57,087)	—	(57,087)	—

Assets measured at fair value	December 31, 2016	Level 1	Level 2	Level 3
Financial assets at fair value
Short-term investments (a)	331,210	—	331,210	—
Restricted investments (a)	162,036	162,036	—
Long-term investments (c)	753,200	1,105	—	752,095
Interest rate swap contract—fair value hedge option (b)	4,523	—	4,523	—
Interest rate swap contract- not designated as hedge	17,247	—	17,247	—

Liabilities measured at fair value	December 31, 2016	Level 1	Level 2	Level 3
Financial liabilities at fair value
Financial liabilities at fair value through profit or loss	(44,655)	—	(44,655)	—
Interest rate swap contract—cash flow hedge	(21,727)	—	(21,727)	—
Interest rate swap contract—fair value hedge (b)	(17,700)	—	(17,700)	—
HNA option TAP economic interest (d)	(154,361)	—	—	(154,361)
Forward foreign currency contract	(5,882)	—	(5,882)	—
Heating oil forward contracts	(31,681)	—	(31,681)	—

(a)	Includes current and non-current.
(b)	Portion of the balances consist of loans from FINAME PSI, and standard FINAME presented at their value adjusted by the hedged risk, applying fair value hedge accounting rules.
(c)	The Company calculated the fair value of the call option based on a valuation for TAP and binomial model considering the term of option, discount rate and the market volatility of publicly traded comparable airlines, calculated on a 2 years average. The resulting amount of the binomial model calculated in Euros was converted into Reais using the period-end exchange rate. See Note 1
(d)	The Company calculated the fair value of the put option by using the 12 months Libor rate as the coupon for the bond and applying it for the remaining time of the option.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Level 3 financial assets reconciliation

Changes in the fair value of the TAP Convertible Bonds is detailed below:

	June 30, 2017 (Unaudited)	December 31, 2016
Balance at the beginning of the period	752,095	—
Acquisition cost (€90 million) (1.b.i)	—	360,769
Foreign currency exchange loss (*)	32,775	(51,313)
Interest accrual (1.b.ii) (**)	11,854	15,570
Net present value adjustment (1.b.ii) (**)	(4,946)	(41,264)
Fair value of call-option (1.b.ii) (**)	(18,709)	468,333

Balance at the end of the period	773,069	752,095

(*)	recorded in the “Foreign currency exchange, net” in the income statements line item.
(**)	recorded in the “Result from related parties transactions, net” in the income statements line item.

Level 3 financial liability reconciliation

Changes in the HNA option TAP economic interest is detailed below:

	June 30, 2017 (Unaudited)	December 31, 2016
Balance at the beginning of the period	(154,361)	—
Fair value of call-option (1.b.ii) (*)	9,921	(154,361)

Balance at the end of the period	(144,440)	(154,361)

(*)	recorded in the “Result from related parties transactions, net” in the income statements line item.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

16.	Financial liabilities at fair value through profit and loss

Private placement

On December 23, 2013, the Company concluded a private placement of class B preferred shares in the amount of R$239,411, mandatorily redeemable by the holders in the event of an IPO of the Company not occurring by December 27, 2016, for their nominal amount plus 72.5% interest. These shares are classified as short-term debt. This financial instrument was designated as financial liabilities at fair value through profit or loss and the fair value of this financial instrument was recorded in “Financial liabilities at fair value through profit and loss”.

During 2016, the class B preferred shares were redeemed and cancelled for a total amount of R$346,330, which comprised a principal amount of R$214,179 and interest accrued of R$132,151. The final payment for the redemption of these shares totaling R$44,655 was paid, which comprised a principal amount of R$25,232 and interest accrued of R$19,423, during the six months ended June 30, 2017.

17.	Financial risk management objectives and policies

The main financial liabilities of the Company, other than derivatives, are loans, debentures and accounts payable. The main purpose of these financial liabilities is to finance operations as well as finance the acquisition of aircraft. The Company has trade accounts receivable, demand deposits and other accounts receivable that result directly from its operations.

The Company also has investments available for trading and contracts derivative transactions such as currency forwards and swaps in order to reduce the exposure to foreign exchange fluctuations.

The Company’s senior management supervises the management of market, credit and liquidity risks. All activities with derivatives for risk management purposes are carried out by experts with skills, experience and appropriate supervision. It is the Company’s policy not to enter in to derivatives transactions for speculative purposes.

a)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk consists of three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments exposed to market risk include loans payable, deposits, financial instruments measured at fair value through profit or loss and derivative financial instruments.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

a.1)	Interest rate risk

Interest rate risk is the risk that the fair value of future results of a financial instrument fluctuates due to changes in market interest rates. The exposure of the Company to the risk of changes in market interest rates refers primarily to long-term obligations subject to variable interest rates.

The Company manages interest rate risk by monitoring the future projections of interest rates on its loans, financing and debentures as well as on its operating leases. To mitigate this risk, the Company has used derivative instruments aimed at minimizing any negative impact of variations in interest rates.

Sensitivity to interest rates

The table below shows the sensitivity to possible changes in interest rates, keeping all other variables constant in the Company’s income before taxes, that are impacted by loans payable subject to variable interest rates. For the sensitivity analysis, the Company utilized the following assumptions:

•	LIBOR based debt: weighted average interest rate of 4.2% p.a.

•	CDI based debt: weighted average interest rate of 11.0% p.a.

We estimated the impact on profit and loss and equity for the six months ended June 30, 2017 resulting from variation of 25% and 50% on the weighted average rates, as shown below:

	25%	-25%	50%	-50%
Interest expense	47,436	(47,436)	94,872	(94,872)

a.2)	Currency risk

Currency risk is the risk that the fair value of future dollar denominated commitments vary according to the fluctuation of the foreign exchange rate. The exposure of the Company to changes in exchange rates relates primarily to the U.S dollar denominated loans and financing, net of investments in the U.S. dollar, and also to operating expenses originated in U.S. dollar.

The Company is also exposed to changes in the exchange rate of the Euro through its investment in the TAP Convertible Bonds (Note 1).

The Company manages its currency risk by using derivative financial instruments seeking to hedge up to twelve months of its projected non-operational activities.

The Company continuously monitors the net exposure in foreign currency and, when deemed appropriate, enters into arrangements to hedge the projected non-operating cash flow for up to 12 months to minimize its exposure.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

As of June 30, 2017 the Company had entered into NDF contracts and options of US$30 million (December 31, 2016 – US$80 million) to protect itself from currency fluctuations.

The Company’s nominal of foreign exchange exposure is shown below:

	Exposure to U.S. dollar		Exposure to Euro
	June 30, 2017 (Unaudited)	December 31, 2016	June 30, 2017 (Unaudited)	December 31, 2016
Assets
Cash and cash equivalents and short-term Investments	225.252	144,633	—	—
Security deposits and maintenance reserves	1.168.494	1,061,086	—	—
Long-term investments (Note 1)	—	—	773,069	752,095
Financial instruments	48.843	322,313	—	—
Other assets	98.549	91,056	—	—

Total assets	1.541.138	1,619,088	773,069	752,095

Liabilities
Accounts payable	(138.975)	(313,539)	—	—
Loans and financing	(1.735.061)	(2,143,711)	—	—
Other liabilities	(117.634)	(96,710)	—	—
Related parties	—	—	(26,007)
Purchase of TAP Convertible Bonds option issued (Note 14)	—	—	(144,440)	(154,361)

Total liabilities	(1.991.670)	(2,553,960)	(170,447)	(154,361)

Derivatives (NDF) – notional	99.246	260,728	—	—

Net exposure	(351.286)	(674,144)	602,622	597,734

Sensitivity to exchange rates

As of June 30, 2017, the Company used the closing exchange rate of R$3.3082/US$1.00 and R$3.7750/EUR1.00. We present below a sensitivity analysis considering a variation of 25% and 50% over the existing rates:

Exposure in US$	25% R$4.1353/US$	-25% R$2.4812/US$	50% R$4.9623/US$	-50% R$1.6541/US$

Effect on exchange rate variation	(87,821)	87,821	(175,642)	175,642

Exposure in EUR	25% R$4.7188/EUR	-25% R$2.8313/EUR	50% R$5.6625/EUR	-50% R$1.8875/EUR

Effect on exchange rate variation	150,656	(150,656)	301,311	(301,311)

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

a.3)	Risks related to variations in prices of aircraft fuel

The volatility of prices of aircraft fuel is one of the most significant financial risks for airlines. The company’s fuel price risk management aims to balance the airline exposure to its market peers, so that the airline is neither overly affected by a sudden increase in prices nor is unable to capitalize on a substantial fall in fuel prices. The Company manages the risk related to fuel price volatility either through forward looking fixed-price contracts directly with a supplier, or derivative contracts negotiated with banks. The company may use derivative contracts for oil or its sub products.

Fuel price sensitivity

The table below sets out the sensitivity of the Company’s fuel hedges to substantial changes in the oil markets, maintaining all other variables constant as of June 30, 2017.

The analysis considers a change in oil prices, in Reais, relative to the market average for the current period and projects the impact on the Company’s financial instruments, stemming from a variation of 25% and 50% in the oil prices, as follows:

Change in Oil prices in Reais	25%	-25%	50%	-50%
Impact on fuel hedges	(11,771)	(102,404)	33,546	(147,724)

a.4)	Risk related to changes in the fair value of TAP Convertible Bonds

As explained in Note 1, since the TAP Convertible Bonds contain a conversion option into shares of TAP, the Company is exposed to changes in the fair value of TAP. Changes in the fair value of TAP, whose shares are not publicly traded, may impact the fair value of the TAP Convertible Bonds.

The acquisition of the TAP Convertible Bonds is part of the commercial strategy of the Company of creating synergies between the Company and TAP by having the option to become a direct shareholder of TAP in case the stock price of TAP increases and is economically advantageous to convert the debt into the TAP shares.

In additional, the Company has granted an option for HNA to purchase up to 33% of the economic benefits of the TAP Convertible Bonds. Through this option the Company has partially transferred the benefits of increases in the fair value of the TAP Convertible Bonds over the exercise price of the option while retaining the risks of decreases in such fair value below the exercise price.

b)	Credit risk

Credit risk is inherent in operating and financial activities of the Company, mainly represented under the headings of: trade receivables, cash and cash equivalents, including bank deposits. The credit risk of the “trade receivables” is comprised of amounts payable by the major credit card companies, and also trade receivables from travel agencies, and sales payable in installments.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The Company usually assesses the corresponding risks of financial instruments and diversifies the exposure.

Financial instruments are held with counterparties that are rated at least A in the assessment made by S&P and Fitch, or, mostly, are hired in futures and commodities stock exchange, which substantially mitigates the credit risk. The TAP Convertible Bonds are secured by liens over certain intangible assets.

c)	Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the type of asset and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company invests its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio.

The schedule of financial liabilities held by the Company is as follows:

June 30, 2017 (Unaudited)	Up to 30 days	2 to 6 months	7 to 12 months	1 to 5 years	Up to 5 years	Total
Loans and financing	60,195	475,251	565,714	2,088,562	452,130	3,641,852
Accounts payable	610,346	234,188	52,569	—	—	897,103
Liabilities from financial instruments	10,869	30,536	174,100	11,515	1,174	228,194
Provisions	—	—	—	73,337	891	74,228

	681,410	739,975	792,383	2,173,414	454,195	4,841,377

Capital management

The Company’s assets may be financed through equity or third-party financing. If the Company opts for equity capital it may use funds from contributions by shareholders or through selling its equity instruments.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The use of third-party financing is an option to be considered mainly when the Company believes that the cost would be less than the return generated by an acquired asset. It is important to ensure that the Company maintains an optimized capital structure, provides financial solidity while providing for the viability of its business plan. It is important to mention that as a capital-intensive industry with considerable investment in assets with a high aggregated value, it is natural for companies in the aviation sector to report a high degree of leverage.

The Company manages capital through leverage ratios, which is defined by the Company as net debt divided by the sum of net debt and total equity. Management seeks to maintain this ratio at levels equal to or lower than industry levels. Management includes in the net debt the loans and financing (includes debentures) less cash and cash equivalents, restricted cash, short and long-term investments and current and noncurrent restricted investments.

The Company’s capital structure is comprised of its net indebtedness defined as total loans and financing (includes debentures) and operating leases net of cash and cash equivalents, restricted cash, short and long-term investments and current and noncurrent restricted investments. Capital is defined as equity and net indebtedness.

The Company is not subject to any externally imposed capital requirements. The Company defines total capital as total net equity and net debt as detailed below:

	June 30, 2017 (Unaudited)	December 31, 2016
Equity	2,288,174	1,001,987

Cash and cash equivalents	(500,914)	(549,164)
Short-term investments	(887,030l )	(331,210)
Long-term investments	(773,069)	(753,200)
Restricted financial investments (*)	(86,213)	(162,036)
Financial liabilities at fair value through profit and loss	—	44,655
Loans and financing (*)	3,641,852	4,034,495

Net debt	1,394,626	2,283,540

Total capital	3,682,800	3,285,527

(*)	Includes current and non current.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

18.	Financial result (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
Financial income
Interest on short-term investments	19,789	6,943	26,813	14,230
Other	6,405	286	7,448	603

	26,194	7,229	34,261	14,833
Financial expenses
Interest on loans	(69,139)	(99,792)	(146,327)	(218,596)
Interest on factoring credit card and travel agencies receivables	(5,831)	(26,605)	(26,029)	(52,323)
Interest on other operations	(41,055)	(19,559)	(58,960)	(50,534)
Guarantee commission	(6,435)	(4,600)	(12,079)	(24,721)
Costs on loan	(5,502)	(11,560)	(14,137)	(16,406)
Other	(10,012)	(13,888)	(19,790)	(28,736)

	(137,974)	(176,004)	(277,322)	(391,316)
Derivative financial instruments, net	(53,267)	7,100	(105,462)	4,301
Foreign exchange result, net	6,756	85,656	33,766	221,168

Net financial expenses	(158,291)	(76,019)	(314,757)	(151,014)

19.	Commitments

a)	Operating leases

The Company has obligations arising from its operating lease agreements, denominated in US dollars, for aircraft and engines, totaling 103 aircraft and 17 engines as of June 30, 2017 (December 31, 2016 – 100 and 16, respectively). The lease terms range from 60 to 144 months for Embraer, ATR and Airbus. Bank guarantees or cash deposits were used to guarantee payments under these agreements.

Operating lease agreements require that the Company make periodic lease payments and do not include aircraft purchase options at the end of the agreements. These payments are denominated in U.S. dollars and are fixed or subject to interest at the LIBOR rate.

The future minimum payments of non-cancellable operating leases for aircraft and engines are presented below:

	June 30, 2017 (Unaudited)	December 31, 2016
Up to one year	598,311	1,139,347
From one to five years	4,480,645	4,235,115
More than five years	2,960,712	2,646,863

	8,039,668	8,021,325

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

For the six months ended June 30, 2017 lease expense amounted to R$544,653 (June 30, 2016—R$614,255) with a cash impact of R$533,287 (June 30, 2016—R$611,213).

The operating lease agreements do not have covenant restrictions.

b)	Commitments for future acquisition of aircraft

The Company has purchase commitments for the acquisition of 73 aircraft (December 31, 2016 – 73), under which the following futures payments will be made:

	June 30, 2017 (Unaudited)	December 31, 2016
Up to one year	—	—
More than one year up to five years	9,833,905	8,937,307
More than five years	5,640,792	6,307,715

	15,474,697	15,245,022

20.	Share-based option plan

Any shares issued pursuant to stock option plans following global offering will be subject to a separate lockup for a period of 90 days after the publication in Brazil of the announcement of commencement of global offering. In addition, our statutory and non-statutory officers will be subject to a lock-up period of 180 days.

20.1.	Equity-settled awards

20.1.1.	First share option plan

The first share option plan (“First Option Plan”) of the Company was approved on a Shareholders’ Meeting held on December 11, 2009. The plan has a term of 10 years, and no option may be granted after this period. Exercise conditions of options issued under the First Option Plan require in addition to a service period of 4 years after the occurrence of an initial public offering (IPO) of the shares of the Company.

On December 11th, 2009, the Compensation Committee authorized the issuance of 5,718,400 preferred shares class A options for officers, executives, and key Company employees as part of the first share-based program, under the First Option Plan.

On March 24, 2011, the Compensation Committee approved the second share-based program under the First Option Plan, authorizing the issuance of 1,648,000 preferred shares class A options. The option exercise price of the second program was defined based on an appraisal made by the Company, using the free cash flow discounted to present value method.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Due to the granting of additional options arising from the second program, the Special Shareholders’ Meeting held on April 27, 2011 approved an amendment to the Company’s charter authorizing a capital increase of up to 7,366,400 preferred shares class A and also approved the change of item 4.1 of the First Option Plan for the total number of shares subject matter of the options granted not to exceed a total of 7,366,400 preferred shares class A.

Subsequently, in a meeting held on April 5, 2011, the Compensation Committee approved the third option program, authorizing the issuance of 685,600 preferred shares class A options remaining from the first program. The exercise price of the options granted in the third program is R$6.44.

The following table presents changes in the quantity of share options outstanding and the weighted average exercise price:

	First Option Plan	Weighted average exercise price
Balance as of December 31, 2016	7,260,800	R$	4.65
Granted	—		—

Balance as of June 30, 2017 (Unaudited)	7,260,800	R$	4.65

As of June 30, 2017, no options have been exercised.

20.1.2.	Second share option plan

The second share option plan (the “Second Option Plan”) was approved during a Shareholders’ Meeting held on June 30, 2014.

Exercise conditions of options issued under the Second Option Plan require in addition to a service period of 4 years the occurrence of an initial public offering (IPO) of the shares of the Company. The options have an 8-year life. The exercise price is computed by multiplying the price per share of the Preferred Class A shares in the IPO by a discount of between 0% and 30%. The percentage of discount increases based on the time elapsed between the grant-date of the options and the IPO.

On June 30, 2014 the Compensation Committee approved the first share-based program authorizing 2,169,122 options under the Second Option Plan.

On July 01, 2015 the Compensation Committee approved the second share-based program authorizing 627,810 options under the Second Option Plan.

On July 01, 2016 the Compensation Committee approved the third share-based program authorizing 753,372 options under the Second Option Plan.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The following table presents changes in the number of share options outstanding. For all options the exercise price is 97.5% of the IPO price per share of Preferred Class A Shares.

Second Option Plan
Balance as of December 31, 2016	3,550,304
Granted	—

Balance as of June 30, 2017 (Unaudited)	3,550,304

As of June 30, 2017, no options have been exercised and have a weighted average remaining contractual life of 2.0 years.

20.1.3.	Third share option plan

The third share option plan (the “Third Option Plan”) was approved during a Shareholders’ Meeting held on March 10, 2017. The plan has an indefinite term.

Exercise conditions of options issued under the Third Option Plan require in addition to a service period of 5 years after the occurrence of an initial public offering (IPO) of the shares of the Company. The options have a 5-years life. The exercise price is computed by multiplying the price per share of the Preferred Class A shares in the IPO. Any option can only be exercised with 15 days as soon as they are vesting.

The Compensation Committee authorized the issuance of 11,679,389 preferred shares class A options for officers, executives, and key Company employees.

On March 14, 2017, the Compensation Committee approved the first share-based program authorizing 9,343,510 options under the Third Option Plan.

The following table presents changes in the number of share options outstanding.

Third Option Plan
Balance as of December 31, 2016	—
Granted	9,343,510

Balance as of June 30, 2017 (Unaudited)	9,343,510

As of June 30, 2017, no options have been exercised and have a weighted average remaining contractual life of 4.7 years.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

20.1.4.	Information about the fair value of share options and expense

The grant-date fair value of share options has been measured using the Black-Scholes model applying the inputs mentioned below. For determining the grant-date fair value of the options issued under the Second Option Plan we considered that at grant-date the best estimate was that an IPO would be concluded before the first anniversary of the grant-date.

	First Option Plan			Second Option Plan			Third Option Plan
	1st program	2nd program	3rd program	1st program	2nd program	3rd program	1st program
Total options authorized	5,718,400	1,648,000	685,600	2,169,122	627,810	753,372	9,343,510
Total options granted	5,032,800	1,572,000	656,000	2,169,122	627,810	753,372	9,343,510
Total options vested	4,953,280	1,354,078	581,462	1,751,834	424,139	338,456	641,020
Option exercise price	R$3.42	R$6.44	R$6.44	R$19.15	R$14.51	R$14.50	R$11.85
Option fair value as of grant date	R$1.93	R$4.16	R$4.16	R$11.01	R$10.82	R$10.14	R$4.82
Estimated volatility of the share price	47.67%	54.77%	54.77%	40.59%	40.59%	43.07%	50.64%
Expected dividend	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%
Risk-free rate of return	8.75%	12.00%	12.00%	12.46%	15.69%	12.21%	11.32%
Maximum life of the option	10 years	10 years	10 years	8 years	8 years	8 years	5 years
Expected term considered for valuation	7 years	7 years	7 years	4.5 years	4.5 years	4.5 years	5 years

Expected volatility has been calculated based on historical volatility of airline shares listed on stock exchanges in Brazil and Latin America.

Share-based compensation expensed recognized in the statement of operations during the six months ended June 30, 2017 with respect to the share options amounted to R$8,289 (June 30, 2016—R$4,241).

20.2.	Cash-settled awards—restricted share units

The Shareholders’ Meeting held on June 30, 2014 approved a restricted share units plan (the “RSU”). Under the terms of the RSU participants are granted a fixed monetary amount (in Reais) which will be settled in a quantity of Preferred Class A shares determined by dividing the monetary amount by the price per share (undiscounted) of the Preferred Class A shares in an IPO.

Exercise conditions of RSUs require in addition to a service period of 4 years the occurrence of an IPO of the shares of the Company for the RSUs to become exercisable. The RSU does not have an unlimited life. RSUs fully vest on the occurrence of a change in control irrespective of whether an IPO already took place or not. If an IPO or change in control has not taken place the Company may settle the portion of the RSUs for which the service period was completed in cash at the 1st, 2nd, 3rd and 4th anniversary of the grant date.

On June 30, 2014 the Compensation Committee approved the grant of R$10,241 to the beneficiaries under the RSU.

On July 01, 2015 the Compensation Committee approved the grant of R$6,180 to the beneficiaries under the RSU.

On July 01, 2016 the Compensation Committee approved the grant of R$7,416 to the beneficiaries under the RSU.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The fair value of the award is determined at each statement of financial position date as the monetary amount of the award in reais discounted from the earliest date at which the Company can settle the amount in cash using the current risk-free interest rate. The risk-free interest rate considered was 11.0%. The liability recorded as of June 30, 2017 is R$8,126 (December 31, 2016—R$5,311) and is presented in the consolidated statement of financial position under “Salaries, wage and benefits”.

Share-based compensation expensed recognized in the statement of operations during the six months ended June 30, 2017 with respect to the RSU amounted to R$2,319 (June 30, 2016—R$2,048).

21.	Provision for taxes, civil and labor risks

The Company is party to certain labor, civil and tax lawsuits for which appeals have been filed. Based on the Company’s external and internal legal counsels’ opinion, Management believes that the recorded provisions are sufficient to cover probable losses. In addition, the Company has made judicial deposits when required by court. These provisions are as follows:

	June 30, 2017 (Unaudited)	December 31, 2016
Taxes	2,702	5,246
Civil	47,607	48,784
Labor	23,919	22,323

	74,228	76,353

Changes in these provisions are as follows:

Total
As of December 31, 2016	76,353

Provisions recognized	37,886
Utilized provisions	(40,011)

As of June 30, 2017 (Unaudited)	74,228

The Company’s management, together with its legal counsel, analyzes the proceedings on a case-by-case basis and records the amount of the provision for labor, civil and tax risk based on the probable cash disbursement for the related proceedings.

a)	Tax proceedings: among other tax proceedings the Company is arguing in court the non-levy of tax on goods and services (“ICMS”) related to the import of aircraft, engines, and flight simulators under leases that do not contain an option to purchase.

These lease agreements involve lessors domiciled abroad. In the opinion of the Company’s management, the agreements expressly commit the Company to the return of the property to the lessor. Based on the Company’s assessment, management does not believe these transactions are subject to taxation.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The estimated aggregate value of pending judicial disputes related to non-levy of ICMS on imports above-mentioned is R$5,764 as of June 30, 2017 (December 31, 2016—R$20,661) not including penalties or charges. The decrease in the balance of these proceedings over time is due to the period of statutes of limitations of these cases. The Company, based on the assessment of its legal counsel, believes that the chance of loss is remote, and therefore, no provision was recorded for such amounts.

The Company has tax proceedings related to additional charge of 1% of COFINS on imports of aircraft and engines, in accordance with the provisions of Law 10,865 / 04, the application of COFINS at a zero rate for imports of aircraft and parts and parts. Management believes that the chances of loss is possible and therefore no provision was recorded for such amounts.

The total amount of claims for tax proceedings which according to management represent losses that are reasonably possible but not probable is R$80,648 as of June 30, 2017 (December 31, 2016—R$41,777), for which no provision was recorded.

b)	Civil lawsuits: the Company is party to various types of civil lawsuits, for compensation claims in relation to flight delays, cancellations of flights, luggage and damage loss, and others.

The total amount of claims for civil lawsuits which according to management represent losses that are reasonably possible but not probable is R$18,608 as of June 30, 2017 (December 31, 2016—R$8,489), for which no provision was recorded. None of the lawsuits are individually material.

c)	Labor lawsuits: the Company is party to various types of labor lawsuits, related to overtime, additional remuneration for undertaking hazardous activities and safety related payments and others.

The total amount of claims for labor lawsuits which according to management represent losses that are reasonably possible but not probable is R$126,263 as of June 30, 2017 (December 31, 2016—R$45,547), for which no provision was recorded.

The Labor Prosecution’s Office filed on February 22, 2017 a lawsuit against the Company claiming that it had violated certain labor regulations, including limitations on daily working hours and rest periods. The claim totals approximately R$66,000 in punitive damages. The lawsuit is currently suspended and the Company is negotiating a Conduct Adjustment Declaration (Termo de Ajuste de Conduta or “TAC”). The Company classifies the likelihood of loss as possible and expects the payment in relation to the claim to be significantly lower than the claimed total, being the settlement limited to the donation of goods or cash in relation to the TAC.

22.	Subsequent events

On July 5, 2017, the Shareholders’ Meeting approved the repurchase plan of up to 700,000 preferred shares issued by the Company for maintenance in treasury and compliance with a portion of the obligations included in the Restricted Shares Plan and any other long-term compensation plans of the Company.

Consolidated Financial Statements

Azul S.A.

December 31, 2016, 2015 and 2014

with Report of Independent Registered Public Accounting Firm

Consolidated financial statements

December 31, 2016, 2015 and 2014

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of

Azul S.A.

We have audited the accompanying consolidated statements of financial position of Azul S.A. (“Company”) and subsidiaries as of December 31, 2016, 2015 and 2014, and the related consolidated statements of operations, other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Azul S.A. and its subsidiaries at December 31, 2016, 2015 and 2014 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

/s/ ERNST & YOUNG

Auditores Independentes S.S.

São Paulo, Brazil

March 10, 2017

Azul S.A.

Consolidated statement of financial position

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais)

	As of December 31,
	2016	2015	2014
Assets
Current assets
Cash and cash equivalents (Note 5)	549,164	636,505	388,959
Short-term investments (Note 6)	331,210	29,853	499,831
Restricted investments (Note 7)	53,406	80,714	16,727
Trade and other receivables, net (Note 8)	673,275	650,408	654,086
Inventories (Note 9)	107,102	92,446	88,097
Taxes recoverable	44,488	42,591	32,489
Derivative financial instruments (Note 21)	17,638	41,039	32,231
Prepaid expenses (Note 10)	97,501	107,271	84,172
Other current assets	36,542	174,277	28,355

Total current assets	1,910,326	1,855,104	1,824,947
Non-current assets
Related parties (Note 11)	9,180	—	—
Long-term investments (Note 1)	753,200	—	—
Restricted investments (Note 7)	108,630	10,739	50,736
Security deposits and maintenance reserves (Note 12)	1,078,005	1,215,709	774,387
Derivative financial instruments (Note 21)	4,132	—	—
Prepaid expenses (Note 10)	6,907	113,128	66,197
Other non-current assets	147,433	168,188	134,680
Property and equipment (Note 13)	3,439,980	3,552,994	2,497,613
Intangible assets (Note 14)	942,616	923,302	890,639

Total non-current assets	6,490,083	5,984,060	4,414,252
Total assets	8,400,409	7,839,164	6,239,199

Azul S.A.

Consolidated statement of financial position

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais)

	As of December 31,
	2016	2015	2014
Liabilities and equity
Current liabilities
Loans and financing (Note 16)	985,238	1,249,303	567,607
Accounts payable	1,034,317	1,052,121	881,809
Air traffic liability (Note 17)	949,360	877,850	831,679
Salaries, wages and benefits	186,474	158,087	170,606
Insurance premiums payable	24,264	32,033	27,805
Taxes payable	64,830	95,936	83,446
Federal tax installment payment program	6,468	6,362	8,316
Derivative financial instruments (Note 21)	211,128	228,896	12,333
Financial liabilities at fair value through profit and loss (Note 22)	44,655	330,901	269,892
Other current liabilities	110,909	28,336	—

Total current liabilities	3,617,643	4,059,825	2,853,493
Non-current liabilities
Loans and financing (Note 16)	3,049,257	3,561,642	2,691,577
Derivative financial instruments (Note 21)	20,223	53,195	41,324
Deferred income taxes (Note 15)	181,462	46,197	50,083
Federal tax installment payment program	75,560	82,171	88,532
Provision for tax, civil and labor risk (Note 29)	76,353	81,775	67,494
Provision for return of aircrafts and engines (Note 18)	—	57,739	30,201
Other non-current liabilities	377,924	288,789	—

Total non-current liabilities	3,780,779	4,171,508	2,969,211
Equity
Issued capital (Note 19)	1,488,601	479,423	474,001
Capital reserve	1,290,966	838,658	521,255
Other comprehensive loss (Note 19)	(33,785)	(92,769)	(36,185)
Accumulated losses	(1,743,795)	(1,617,481)	(542,576)

	1,001,987	(392,169)	416,495
Total liabilities and equity	8,400,409	7,839,164	6,239,199

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Consolidated statement of operations

Year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except loss per share)

	For the year ended December 31,
	2016	2015	2014
Operating revenue (Note 24)
Passenger revenue	5,786,809	5,575,344	5,129,613
Other revenue	883,082	682,522	673,440

Total revenue	6,669,891	6,257,866	5,803,053
Operating expenses
Aircraft fuel	(1,560,223)	(1,917,606)	(1,955,036)
Salaries, wages and benefits	(1,091,871)	(1,042,119)	(991,449)
Aircraft and other rent	(1,160,912)	(1,171,325)	(689,055)
Landing fees	(442,692)	(382,610)	(314,402)
Traffic and customer servicing	(327,289)	(307,926)	(240,783)
Sales and marketing	(276,203)	(258,214)	(239,359)
Maintenance materials and repairs	(708,739)	(643,897)	(353,339)
Depreciation and amortization	(301,201)	(217,983)	(197,755)
Other operating expenses, net (Note 26)	(456,475)	(483,773)	(420,949)

	(6,325,605)	(6,425,453)	(5,402,127)

Operating income (loss)	344,286	(167,587)	400,926
Financial result (Note 25)
Financial income	51,067	43,178	41,518
Financial expense	(731,200)	(685,919)	(460,049)
Derivative financial instruments, net	10,800	(82,792)	4,245
Foreign currency exchange, net	179,668	(184,305)	(74,104)

	(489,665)	(909,838)	(488,390)
Result from related party transactions, net (Note 11e)	163,045	—	—

Net income (loss) before income tax and social contribution	17,666	(1,077,425)	(87,464)
Income tax and social contribution (Note 15)	8,731	(1,366)	(4,368)
Deferred income tax and social contribution (Note 15)	(152,711)	3,886	26,792

Net loss for the year	(126,314)	(1,074,905)	(65,040)

Basic and diluted net loss per common share—R$ (Note 20)	(0.01)	(0.07)	(0.00)
Basic and diluted net loss per preferred share—R$ (Note 20)	(0.55)	(5.42)	(0.35)

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Consolidated statement of other comprehensive loss

Year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais)

	For the year ended December 31,
	2016	2015	2014
Net loss for the year	(126,314)	(1,074,905)	(65,040)
Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Changes in fair value of cash flow hedges, net of tax	58,984	(56,584)	(1,162)

Total comprehensive loss for the year	(67,330)	(1,131,489)	(66,202)

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Consolidated statements of changes in equity

Year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais)

	Issued capital	Capital reserve	Cash flow hedge reserve	Accumulated losses	Total
January 01, 2014	473,969	514,903	(35,023)	(477,536)	476,313
Profit for the period	—	—	—	(65,040)	(65,040)
Other comprehensive loss	—	—	(1,162)	—	(1,162)

Total comprehensive loss	—	—	(1,162)	(65,040)	(66,202)
Issued capital	32	—	—	—	32
Share-based payment	—	6,352	—	—	6,352

December 31, 2014	474,001	521,255	(36,185)	(542,576)	416,495
Profit for the period	—	—	—	(1,074,905)	(1,074,905)
Other comprehensive loss	—	—	(56,584)	—	(56,584)

Total comprehensive loss	—	—	(56,584)	(1,074,905)	(1,131,489)
Issued capital (Note 1 and 19)	5,422	307,567	—	—	312,989
Share-based payment (Note 28)	—	9,836	—	—	9,836

December 31, 2015	479,423	838,658	(92,769)	(1,617,481)	(392,169)
Profit for the period	—	—	—	(126,314)	(126,314)
Other comprehensive loss	—	—	58,984	—	58,984

Total comprehensive loss	—	—	58,984	(126,314)	(67,330)
Issued capital (Note 1 and 19)	985,174	487,934	—	—	1,473,108
Share issued cost	—	(21,501)	—	—	(21,501)
Capitalization of reserve (Note 19)	24,004	(24,004)	—	—	—
Share-based payment (Note 28)	—	9,879	—	—	9,879

December 31, 2016	1,488,601	1,290,966	(33,785)	(1,743,795)	1,001,987

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Consolidated statement of cash flows

Year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais)

	For the year ended December 31,
	2016	2015	2014
Cash flows from operating activities
Net loss for the year	(126,314)	(1,074,905)	(65,040)
Adjustments to reconcile net loss to cash flows provided by (used in) operating activities
Depreciation and amortization (Note 13 and 14)	301,201	217,983	197,755
Write-off of fixed assets and intangibles (Note 13 and 14)	63,425	34,831	48,866
Results from derivative financial instruments	41,119	158,402	(42,228)
Share-based payment expenses	9,879	9,836	6,352
Exchange (gain) and losses on assets and liabilities denominated in foreign currency	(552,134)	328,383	166,526
Interest (income) and expenses on assets and liabilities	360,718	299,198	230,046
Deferred income tax and social contribution	135,265	(3,886)	(26,792)
Allowance for doubtful accounts (Note 8)	(2,729)	3,048	191
Provision for tax, civil and labor risks (Note 29)	53,688	60,116	28,268
Provision for obsolescence (Note 9)	2,894	(1,317)	1,792
Provision for return of aircrafts and engines (Note 18)	(53,270)	10,729	7,252
Profit on sale of property and equipment	(119,586)	(80,326)	(15,509)
Changes in operating assets and liabilities
Trade and other receivables, net	(20,138)	630	(220,277)
Inventories	(17,550)	(3,033)	(4,918)
Security deposits and maintenance reserves	(68,927)	(59,994)	(182,595)
Prepaid expenses	34,958	(70,030)	(52,444)
Recoverable taxes	(1,897)	(10,102)	(29,372)
Other assets	183,212	(179,430)	(4,673)
Accounts payable	(17,804)	170,312	187,815
Salaries, wages and employee benefits	28,387	(12,519)	13,248
Insurance premiums payable	(7,769)	4,228	3,375
Taxes payable	(31,106)	12,490	(10,696)
Federal installment payment program	(6,505)	(8,315)	96,848
Air traffic liability	71,510	46,171	219,938
Provision taxes, civil and labor risks (Note 29)	(59,110)	(45,835)	(35,189)
Other liabilities	171,708	109,366	—
Interest paid	(342,773)	(287,068)	(221,007)

Net cash (used) provided by operating activities	30,352	(371,037)	297,532

Cash flows from investing activities
Short-term investment
Acquisition of short-term investments	(679,029)	(515,219)	(1,439,165)
Disposal of short-term investments	377,272	994,687	1,062,208
Long-term investment
Acquisition of long-term investments from related party (Note 1)	(360,769)	—	—
Acquisition of long-term investments	(1,093)	—	—
Restricted investments	(70,583)	(23,990)	90,020
Proceeds from sale of property and equipment	531,963	248,384	33,239
Acquisition of property and equipment and intangibles (Note 13 and 14)	(442,110)	(1,246,368)	(447,776)

Net cash used in investing activities	(644,349)	(542,506)	(701,474)

Cash flows from financing activities
Debentures
Proceeds	146,633	196,604	1,087,293
Repayment	(150,001)	(50,000)	(475,000)
Loans and financing
Proceeds	833,011	1,194,027	641,113
Repayment	(1,399,084)	(1,026,892)	(1,080,807)
Redemption of preferred shares (Note 22)	(346,330)	—	—
Proceeds from issue of share capital, net of share issued cost (Note 1 and 19)	1,451,607	312,989	32
Loan to shareholder (Note 11)	(9,180)	—	—
Sales and leaseback	—	534,361	73,987

Net cash provided by financing activities	526,656	1,161,089	246,618

Net (decrease) increase in cash and cash equivalents	(87,341)	247,546	(157,324)
Cash and cash equivalents at the beginning of the year	636,505	388,959	546,283

Cash and cash equivalents at the end of the year	549,164	636,505	388,959

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

1.	Operations

Azul S.A. (“Azul”) is a corporation headquartered at Av. Marcos Penteado de Ulhôa Rodrigues, 939, in the city of Barueri, in the state of São Paulo, Brazil. Azul was incorporated on January 3, 2008 and is a holding company for providers of airline passenger and cargo services. Azul and its subsidiaries are collectively referred to as the “Company”.

Azul Linhas Aéreas Brasileiras S.A.L (“ALAB”), a 100% owned subsidiary incorporated on January 3, 2008, has operated passenger and cargo air transportation in Brazil since beginning operations on December 15, 2008. Canela Investments LLC (“Canela”), a 100% owned special purpose entity, headquartered in the state of Delaware, United States of America, was incorporated on February 28, 2008, to acquire aircraft outside of Brazil and lease them to ALAB.

The consolidated financial statements are comprised of the individual financial statements of the entities as presented below:

			% equity interest
Entities	Main activities	Country of incorporation	December 31, 2016	December 31, 2015	December 31, 2014
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Airline operations	Brazil	100.0%	100.0%	100.0%
Azul Finance LLC (a)	Aircraft financing	United States	100.0%	100.0%	100.0%
Azul Finance 2 LLC (a)	Aircraft financing	United States	100.0%	100.0%	100.0%
Azul Services LLC (a)	Aircraft financing	United States	100.0%	100.0%	100.0%
Blue Sabiá LLC (a)	Aircraft financing	United States	100.0%	100.0%	100.0%
ATS Viagens e Turismo Ltda. (a)	Package holidays	Brazil	99.9%	—	—
Azul SOL LLC (a)	Aircraft financing	United States	100.0%	—	—
Tudo Azul S.A.	Loyalty programs	Brazil	100.0%	100.0%	100.0%
Fundo Garoupa (b)	Exclusive investment fund	Brazil	100.0%	100.0%	100.0%
Fundo Safira (a)	Exclusive investment fund	Brazil	100.0%	100.0%	100.0%
Fundo Azzurra (a)	Exclusive investment fund	Brazil	100.0%	100.0%	100.0%
Canela Investments LLC (Canela)	Aircraft financing	United States	100.0%	100.0%	100.0%
Canela 336 LLC (c)	Aircraft financing	United States	100.0%	100.0%	100.0%
Canela 407 LLC (c)	Aircraft financing	United States	100.0%	100.0%	100.0%
Canela 429 LLC (c)	Aircraft financing	United States	100.0%	100.0%	100.0%
Canela Turbo One LLC (c)	Aircraft financing	United States	100.0%	100.0%	100.0%
Canela Turbo Two LLC (c)	Aircraft financing	United States	100.0%	100.0%	100.0%
Canela Turbo Three LLC (c)	Aircraft financing	United States	100.0%	100.0%	100.0%

(a)	Azul’s investments are held indirectly through ALAB.
(b)	Azul’s investment is held 1% directly and 99% through ALAB.
(c)	Azul’s investments are held indirectly through Canela.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Strategic Global Partners

a)	United Airlines Inc.

On June 26, 2015, the Company and United Airlines Inc. through its wholly owned subsidiary CALFINCO Inc. (collectively, “United”) entered into an investment agreement under which United acquired 5,421,896 (after stock split 10,843,792) class C preferred shares of Azul, for an amount of US$100,000 thousand (R$312,989 as of June 26, 2015). The Company’s alliance with United has enhanced the reach of its networks and created additional connecting traffic, as both the Company and United began selling each other’s flights on its websites through a code-share agreement. This code-share agreement also provides customers flying on both airlines with a seamless reservations and ticketing process, including boarding pass and baggage check-in to their final destination.

b)	Hainan Airlines Holding Co. Ltd.

On February 5, 2016, the Company entered into an Investment Agreement with Hainan Airlines Holding Co. Ltd (“HNA”), under which HNA committed to make a contribution for a total amount of US$450,000 thousand (equivalent to R$1,753,875 on February 5, 2016). The Investment Agreement consists of the following:

i.	Subordinated Loan

On February 5, 2016, the Company entered into an agreement related to a subordinated loan convertible to class D preferred shares, for a total amount of US$150,000 thousand (equivalent to R$584,625).

Under the terms of the agreement, the loan matures 181 days after the proceeds are received, on which date it is automatically converted into class D preferred shares of Azul. If upon maturity the loan is not repaid in full or converted into class D preferred shares of Azul, the loan commences to accrue interest at the lesser of 14.25% per annum or the maximum rate permitted under applicable law. The proceeds of the loan are to be used for the acquisition of convertible bonds issued by TAP - Transportes Aéreos Portugueses SGPS S.A. (“TAP”) for an amount up to €120,000 thousand.

On March 14, 2016, the Company received US$99,936 thousand (equivalent to R$360,769) from HNA and on the same date acquired €90,000 thousand (equivalent to R$360,769) in Series A convertible bonds issued by TAP. On September 28, 2016, the loan balance of US$99,936 was converted into 7,022,381 (after stock split 14,044,762) class D preferred shares, for an amount of R$324,792 (Note 19).

On June 2, 2016, the Company received the remaining amount of US$50,064 thousand (equivalent to R$172.448) from HNA, which was immediately capitalized with the subscription of 3,517,936 (after stock split 7,035,872) class E preferred shares. On August 3, 2016, the class E preferred shares were converted into class D preferred shares (Note 19).

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Under the terms of the agreement, HNA has the option to acquire the economic benefits of TAP Convertible Bonds. The notional value of the option is €30,000 thousand, maturing on December 2, 2017, and the fair value of this option is recognized as a financial liability (Note 21).

ii.	Capital Contribution

A capital contribution of US$300,000 thousand (equivalent to R$975,868 on February 5, 2016), for the subscription of class D preferred shares of Azul, subject to regulatory approvals from the People’s Republic of China authorities.

On August 3, 2016, the Company received the contribution from HNA for an amount of US$300,000 thousand. Such amount was used for (i) the subscription of 21,080,633 (after stock split 42,161,266) class D preferred shares of Azul, amounting to R$487,934 and (ii) R$487,934 allocated to the “Capital reserve” account (Note 19).

iii.	TAP Convertible Bonds

As mentioned in b) i. above, on March 14, 2016, the Company acquired series A convertible bonds issued by TAP (the “TAP Convertible Bonds”) for an amount of €90,000 thousand. The TAP Convertible Bonds are convertible, in whole or in part at, the option of Azul into new shares representing the share capital of TAP benefiting from enhanced preferential economic rights (the “TAP Shares”). Upon full conversion, the TAP Shares will represent 6.0% of the total and voting capital of TAP, with the right to receive dividends or other distributions corresponding to 41.25% of distributable profits of TAP. The option is exercisable starting in July, 2016. The TAP Convertible Bonds mature 10 years from their issuance and bear interest at an annual rate of 3.75% until June 20, 2016 and at rate of 7.5% thereafter. Accrued interest remain unpaid until the earlier of the maturity date or early redemption of the bonds.

TAP has the right to early redeem the TAP Convertible Bonds if not yet converted and upon the earlier of (i) occurrence of an IPO, or (ii) 4 years from issuance of the TAP Convertible Bonds provided that TAP should be in compliance with certain financial covenants. The TAP Convertible Bonds will be redeemed at their principal amount together with the accrued unpaid interest.

The TAP Convertible Bonds, as well as the option to convert them into TAP Shares, were classified as a single financial asset recorded at fair value through profit or loss, classified in “Long term investments”.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

2.	Basis of preparation of financial statements

The consolidated financial statements of the Company for the years ended December 31, 2016, 2015 and 2014, were authorized for issuance by the executive board of directors on March 10, 2017.

The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in Brazilian Reais, which is the functional currency of the Company.

The financial statements were prepared using the historical cost basis, except for certain financial instruments, which are measured at fair value.

The Company has adopted all standards and interpretations issued by the IASB and the IFRS Interpretations Committee that were in effect on December 31, 2016.

3.	Significant accounting policies

3.1.	Basis for consolidation

The consolidated financial statements comprise the financial statements of the Azul and its subsidiaries as at December 31, 2016. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee, and

•	The ability to use its power over the investee to affect its returns.

The Company re-assesses whether or not it controls an investee when facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when assets, liabilities, income and expenses of a subsidiary acquired during the year are included in the statement of comprehensive loss from the date the Company gains control, and ceases on the date the Company loses control of the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to align their accounting policies with those of the Company. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

3.2.	Cash and cash equivalents

Cash and cash equivalents are held in order to meet short-term cash commitments and not for investment or other purposes. The Company considers as cash equivalents deposits or instruments, which are readily convertible into a known cash amount and subject to an insignificant risk of change in value. The Company considers as cash equivalents, instruments with original maturities of less than three months.

3.3.	Financial instruments—initial recognition and subsequent measurement

i)	Financial assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, investments held to maturity, financial assets available for sale, or derivatives designated as hedging instruments. The Company determines the classification of its financial assets upon initial recognition when it becomes party to the contractual provisions of the instrument.

Financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except in the case of financial assets recorded at fair value through profit or loss.

The financial assets of the Company include cash and cash equivalent, short-term investments, restricted investments, loans and trade and other receivables, as well as derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of short-term sale. This category includes derivative financial instruments entered into by the Company that do not meet the criteria for hedge accounting as defined by IAS 39, short-term investments and restricted investments.

Financial assets at fair value through profit or loss are presented on the statement of financial position at fair value, with corresponding gains or losses recognized in the statements of operations.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

The Company classifies financial assets at fair value through profit or loss, because they intend to trade them in the short term. Reclassification to loans and receivables, available for sale or held to maturity depends on the nature of the asset. Financial assets designated at fair value through profit or loss using the fair value option at the moment of presentation cannot be reclassified after initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, these financial assets are recorded at amortized cost using the effective interest method, less impairment losses. The amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs incurred. The amortization of the effective interest method is recorded as financial income in the statements of operations. Impairment losses are recognized as financial expenses in the statements of operations.

Derecognition

Financial assets, or where appropriate, part of a financial asset or part of a group of similar financial assets, are derecognized when:

•	The rights to receive cash flows from the assets have expired; or

•	The Company has transferred their rights to receive cash flows of the assets and (a) the Company has substantially transferred all the risks and benefits of the assets, or (b) the Company has not transferred or retained substantially all the risks and benefits related to the assets, but has transferred control of the assets.

When the Company has transferred their rights to receive cash flows from assets and has not transferred or retained substantially all the risks and rewards relating to an asset, that asset is recognized to the extent of the continuing involvement of the Company. In this situation, the Company also recognizes an associated liability.

The transferred assets and associated liabilities are measured based on the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee on the assets transferred is measured by the original book value of the assets or the maximum payment that may be required from the Company, whichever is lower.

ii)	Impairment of financial assets

At every statement of financial position date, the Company assesses if there is any objective evidence of impairment of financial assets or groups of financial assets.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

A financial asset or group of financial assets is considered impaired, if there is objective evidence of a lack of recoverability as the result of one or more events that occurred after initial recognition (“loss event”) and when this event has an impact on future estimated cash flows of a financial asset that can be reasonably estimated.

Evidence of impairment loss may include an indication that counterparties are experiencing significant financial difficulty, late payments, defaults, bankruptcy or a likelihood that these entities will file for bankruptcy or other types of financial reorganization.

iii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowing, or as derivatives classified as hedge instruments, as appropriate. The Company determines the classification of its financial liabilities upon initial recognition.

Financial liabilities are initially recognized at fair value less, in the case of loans, financing, and debentures, directly related transaction costs.

Financial liabilities of the Company include accounts payable and other accounts payable, loans and financing, debentures and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of short term settlement. This category includes derivative financial instruments contracted by the Company that do not meet the criteria for hedge accounting as defined by IAS 39.

Gains and losses in liabilities held for trading are recognized in the statements of operations.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Loans and borrowings (including debentures)

After initial recognition, interest-bearing loans, financing and debentures are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the statement of operations when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included as finance expenses in the statement of operations.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender with substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability, with the difference in the corresponding book values recognized in the statements of operations.

iv)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liability simultaneously.

v)	Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on prices quoted in the market at close of business at the statement of financial position date, not including the deduction of transaction costs.

The fair value of financial instruments for which there is no active market is determined using valuation techniques. These techniques can include use of recent market transactions, references to the current fair value of other similar instruments, analysis of discounted cash flows, or other valuation models.

An analysis of the fair value of financial instruments and more details about how they are calculated is described in Note 21.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

3.4.	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company uses derivative financial instruments, such as currency forward contracts options, forward contracts, and interest rate swaps to hedge its foreign currency risks and interest rate risk as well as the commodity price risk. Derivative financial instruments are recognized initially at fair value on the date when the derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are presented as financial assets when the instrument’s fair value is positive and as financial liabilities when fair value is negative.

Commodity contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the entity’s expected purchase, sale or usage requirements are held at cost.

Any gains or losses from changes in the fair value of derivatives during the year are recorded directly in the statements of operations for the period, except for the effective portion of cash flow hedges that are recognized directly in other comprehensive loss. These gains or losses are then recorded in the statements of operations when the hedge item affects the statements of operations.

The following classifications are used for hedge accounting purposes:

•	Fair value hedge when hedging against exposure to changes in fair value of recognized assets or liabilities, or an unrecognized firm commitment.

•	Cash flow hedge when providing protection against changes in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly ‘probable forecast transaction which may affect the income or foreign currency risk in an unrecognized firm commitment.

On inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, as well as the Company’s objective and risk management strategy for undertaking the hedge. The documentation includes identification of the hedge instrument, the item or transaction being hedged, the nature of the risk being hedged, the nature of the risks excluded by the hedge, a prospective statement of the effectiveness of the hedge relationship and how the Company will assess the effectiveness of the changes in the hedging instruments fair value in offsetting the exposure to changes in the fair value of the item being hedged or cash flows attributable to the risk being hedged. It is expected that these hedges are highly effective in offsetting any changes in fair value or cash flows, and they are continually assessed to determine whether they actually have been highly effective over all the reporting periods for which they were designated.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Fair value hedge

The gain or loss resulting from changes in fair value of a hedge instrument (for derivative hedge instrument) or the foreign exchange component of its carrying amount measured in accordance with IAS 21 (for non-derivative hedge instrument) is recognized in the statements of operations. The gain or loss from the hedge item attributable to the hedged risk should adjust the carrying amount of the hedged item and is also recognized in the statements of operations.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the statement of operations.

When an unrecognized firm sales commitment is designated as a hedged item in a hedge relationship, the change in fair value of the firm sales commitment attributable to the hedge risk is recognized as a financial asset or as a financial liability, with the recognition of a corresponding gain or loss in the statements of operations. The accumulated balance in the statement of financial position resulting from successive changes in fair value of the firm sales commitment attributable to the hedged risk will be transferred to the balance of the hedged item upon its recognition (recognition of balance of accounts payable or accounts receivable).

The Company holds interest rate swaps to hedge against its exposure to changes in fair value of some of its aircraft financing (Note 21).

Cash flow hedge

The effective portion of a gain or loss from the hedge instrument is recognized directly in other comprehensive loss while any ineffective portion of the hedge is recognized immediately in financial income (expenses).

The amounts recorded in other comprehensive loss are transferred to the statement of operations when the hedged transaction affects, profit or loss for example when the financial income or expense being hedged is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recorded as other comprehensive loss are transferred to initial carrying amount of the non-financial assets or liability.

If the occurrence of the forecast transaction or firm commitment is no longer likely, the amounts previously recognized in other comprehensive loss are transferred to the statement of operations. If the hedge instrument expires or is sold, terminated, exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in comprehensive loss remains deferred in other comprehensive loss until the forecast transaction or firm commitment affects profit or loss.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

The Company uses swap contracts to hedge against its exposure to the risk of changes in interest rates related to its operating lease transactions.

Current and non-current classification

Derivative instruments that are not classified as effective hedge instruments are classified as current, non-current or segregated into current or non-current portions based on the underlying contractual cash flows.

•	When the Company expects to maintain a derivative as an economic hedge (and do not apply hedge accounting) for a period exceeding 12 months after the statement of financial position date, the derivative is classified as non-current (or segregated into current and non-current portions), consistent with the classification of the underlying item.

•	Embedded derivatives that are not closely related to the host contract are classified in a manner consistent with the cash flows of the host contract.

•	Derivative instruments that are designated as and are effective hedge instruments are classified consistently with the classification of the underlying hedged item. The derivative instrument is segregated into current and non-current portion only if a reliable allocation can be made.

3.5.	Inventories

Inventories consist of aircraft maintenance parts and uniforms. Inventories are valued at cost or net realizable value, whichever is lower, net of any provision for obsolescence.

3.6.	Taxes

Income tax and social contribution

Current tax assets and liabilities are measured at the expected amount recoverable from or payable. Tax rates and tax laws used to calculate the amounts are those in force or substantially in force at the statement of financial position dates in the countries where the Company operates and generates taxable profit.

Current income tax and social contribution relating to equity items are recognized directly in equity. The Company assesses on a regular basis the tax status of situations in which tax law requires interpretation and records provisions if appropriate.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Deferred taxes

Deferred tax is provided using the liability method on temporary differences between the tax base of assets and liabilities and their book values for financial reporting purposes at the reporting time.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	When the deferred tax liability arises from initial recognition of goodwill or assets or liabilities in a transaction that is not a business combination and, does not affect either accounting profit nor taxable profit or loss;

•	On the temporary differences related to investments in subsidiaries, when the timing of reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseable future.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused tax credits and tax losses to the extent that it is probable that taxable profit will be available for their utilization, except:

•	When the deferred tax assets related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, on the transaction date, does not affect either the accounting profit or taxable profit or loss; and

•	On deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will be reversed in the near future and taxable profit will be available so that the temporary differences may be used.

The book value of the deferred tax assets is reviewed on each statement of financial position date and written off to the extent that it is no longer probable that taxable profits will be available to allow that all or part of the deferred taxes assets will be used. Unrecognized deferred tax assets are reassessed on each statement of financial position date and are recognized to the extent that it becomes probable that future taxable profit will allow that the deferred tax assets be recovered.

Deferred tax assets and liabilities are measured at tax rates that are expected to be applicable in the year that the assets will be realized or the liability settled, based on tax rates (and tax law) enacted or substantially enacted on each statement of financial position date. The enacted statutory rate for the years ended December 31, 2016, 2015 and 2014 was 25% for income tax and 9% for social contribution.

Deferred taxes relating to items recognized directly in other comprehensive loss or net equity are also recognized in other comprehensive loss or net equity and not in the statement of operations.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Deferred tax assets and liabilities are presented net if there is a legal or contractual right to offset tax assets against tax liabilities and deferred taxes are related to the same taxable entity and subject to the same tax authority.

Sales taxes

Revenue, expenses and assets are recognized net of sales taxes, except:

•	When sales taxes levied on the purchase of goods or services are not recoverable with the tax authorities, in which case the sales tax is recognized as part of acquisition cost of assets or expense item as applicable; and

•	Receivables and payables are presented including the sales tax amount.

The net balance of sales taxes, recoverable or payable, is included as part of receivables or payables on the statement of financial position.

The revenue from sales of services is subject to the following taxes and contributions in Brazil:

•	State value added tax on services—ICMS—levied on air cargo operations, at rates ranging from 4% to 19%.

•	Federal Contribution for Social Security Financing (COFINS) levied on passenger transport at the rate of 3% and at 7.6% on remaining revenues.

•	Federal Social Integration Program (PIS): levied on passenger transport at the rate of 0.65%, and at 1.65% on remaining revenues.

•	Social Security Contribution (INSS): On January 1, 2013, the Federal Government through the “MP 540/12”, converted into law n. 12.546/11 determined that the INSS contribution must be substituted by a Provisional Contribution on Gross Revenues (CPRB) calculated, at a monthly rate of 1%. On December 01, 2015, this rate changed to 1.5%. Until December 31, 2012 this contribution was calculated based on payroll disbursements. Accordingly, since January 1, 2013, the Company is presenting the CPRB charge as a reduction of the gross revenue.

These taxes are recorded as deductions from passenger and cargo transport and other revenues in the statements of operations.

3.7.	Foreign currency transactions

The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Transactions in foreign currencies are initially translated into Brazilian reais using the exchange rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rates prevailing at the statement of financial position date.

Non-monetary items denominated in foreign currency at historical cost basis are translated into the functional currency using the exchange rates on the dates of original transactions. Non-monetary items denominated in foreign currency measured at fair value are translated using the exchange rates prevailing on the date of determination of fair value.

Differences arising on settlement or transaction of monetary items are recognized in the statement of operations. Changes in fair value of the hedging instruments are recorded using the accounting treatment described in note 3.4. “Derivative financial instruments and hedge accounting”.

3.8.	Property and equipment

Assets included in property and equipment are stated at acquisition or construction cost including interest and other financial charges, net of accumulated depreciation and accumulated impairment losses, if any. Pre-payments for aircraft under construction, including interest and finance charges incurred during the manufacturing period of the aircraft and leasehold improvements, are also recorded in property and equipment.

The Company receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services. These credits are recorded as a reduction of the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. In the case of operating leases, these credits are deferred and recorded as a reduction of operating lease expenses on a straight line basis during the term of the respective agreement.

Owned aircraft are recorded at cost of acquisition and are subject to impairment testing, if there are impairment indicators. Aircraft equipment, rotables and tools including reparable spare parts with useful lives that exceed one year are recorded as property, plan and equipment at cost of acquisition.

Aircraft lease agreements are accounted for as either operating or finance leases (note 3.12).

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Leasehold improvements	5 years
Computer equipment and peripherals	5 years
Aircraft	12 years
Engines	12 years
Heavy maintenance	3 years
Tools	10 years
Vehicles	5 years
Furniture and fixtures	10 years
Aircraft equipment	10 years
Simulators	12 years

The net book value and useful life of assets and the depreciation methods are reviewed at the end of each year and adjusted prospectively, if necessary.

The Company considers that its aircraft have three major components; airframe, engines and heavy maintenance. The Company allocated a maintenance cost component to engines as a portion of the total aircraft cost at the moment of acquisition. This component is depreciated over its useful life, which is the period extending up to the next heavy maintenance or the remaining useful life of the engines, whatever is shorter.

The Company has a maintenance contract for its engines that covers all significant maintenance activity. The Company has a “power-by-the-hour” type contract, which establishes the rate for maintenance per hour flown, which will be paid in accordance with the total hours flown when maintenance occurs.

Repairs and routine maintenance are expensed in the period in which they are incurred. Significant maintenance costs are capitalized when it is likely that they will result in future economic benefits that exceed the originally assessed performance target for existing assets of the Company. Capitalized maintenance cost is depreciated over the period of time from when they were capitalized through the next scheduled significant maintenance. Heavy maintenance on aircraft held under operating lease is expensed as incurred, and it is recorded in the “maintenance material and repair” line items.

Depreciation expense of major capitalized maintenance expenses is recorded in “Depreciation and amortization” in the consolidated statement of operations.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in income.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

3.9.	Business Combinations

The Company accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the statement of operations. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the years ended December 31, 2016, 2015 and 2014, the Company has not completed any business combination transaction.

3.10.	Intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets are not capitalized.

The useful life of intangible assets is assessed as definite or indefinite.

Intangible assets with definite useful lives are amortized over their estimated useful lives and tested for impairment, whenever there is an indication of any loss in the economic value of the assets. The period and method of amortization for intangible assets with definite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization of intangible assets with definite lives is recognized in the statements of operations in the expense category consistent with the use of intangible assets (Note 14).

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at each year-end or whenever there is an indicator that their carrying amount cannot be recovered. The assessment is reviewed annually to determine whether the indefinite useful life continues to be supportable. If not, the change in useful life from the indefinite to definite is made on a prospective basis.

Gains and losses resulting from the disposal of intangible assets are measured as the difference between the net disposal proceeds and the book value of assets, and are recognized in the statements of operations.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

In connection with the acquisition of Tudo Azul (former TRIP), the Company identified airport operating licenses as having indefinite useful lives. The fair value of Pampulha, Santos Dumont and Fernando de Noronha airports operating licenses were recognized at fair value at the acquisition date. Fair value of operating licenses was based on estimated discounted future cash flows. Operating licenses are considered to have indefinite useful lives due to several factors, including requirements for necessary permits to operate within Brazil and limited landing rights availability in Brazil’s most important airports regarding traffic volume.

3.11.	Impairment of non-financial assets

The Company performs an annual review for impairment indicators in order to assess events or changes in economic, technological, or operating conditions which may indicate that an asset is not recoverable. If any, those indicators are identified when performing the annual impairment testing and the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less cost to sell and its value in use. When the carrying amount of intangibles exceed its recoverable amount, an impairment charge is recorded and the asset is written down to its recoverable amount.

The Company operates as a single CGU.

In estimating the value in use of assets, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the industry in which the cash-generating unit operates. The fair value less cost to sell is determined, whenever possible, based on a firm sales agreement carried out on an arm’s length basis between known and interested parties, adjusted for expenses attributable to asset sales, or when there is no firm sale commitment, based on the market price of an active market or most recent transaction price of similar assets.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

The following assets have specific characteristics for impairment testing:

Goodwill

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may not be recoverable.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Impairment is determined for goodwill by assessing the recoverable amount of the single CGU taking the Company as a whole. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually at the CGU level, and when circumstances indicate that the carrying value may be impaired.

3.12.	Leases

A lease is classified at the inception date as a finance lease or an operating lease. The leases of property and equipment in which the Company substantially hold the risks and rewards incidental to ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance expenses in the statement of operations.

The present value of the minimum lease payments, is calculated using the implicit interest rate when it is clearly identified in the lease agreement.

The leased assets are depreciated over the remaining economic useful life of the leased assets or the contractual term, whenever there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term, whichever is shorter.

An operating lease is a lease other than a finance lease. Operating lease payments (including direct costs and incentives received from the lessor of each contract) are recognized as an operating expense on a straight-line basis over the lease term.

A sale and leaseback transaction involves the sale of an asset and leasing back the same asset.

Gains or losses related to sale-leaseback transactions classified as an operating leases upon the sale are immediately recognized as other (expense) income when it is clear that the transaction was at fair value. If the sale price is below fair value any gain or loss is recognized immediately, except if a loss is compensated by future lease payments at below market price, in which case, it is deferred and amortized in proportion to the lease payments over the contractual lease term.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Gains or losses related to sale-leaseback transactions classified in financial lease, upon the sale, is deferred and amortized over the lease term.

Sublease is an operation in which the Company has an original lease of a particular asset that is transferred to a third party generating a new lease under conditions that may be the same or different from the original lease. The original contract lease expense is recognized in the statement of operations under “Aircraft and other rent” and the income from the sublease under “Other revenues”.

In certain circumstances, such as market conditions in which the contracts were negotiated, it may occur that the amount of rental expense paid is higher from the rental income received in the sublease agreement. For contracts in which this situation is identified, the Company records a provision for onerous contracts in accordance with IAS 37—“Provisions, Contingent Liabilities and Contingent Assets”.

3.13.	Security deposits and maintenance reserves

Security deposits

Security deposits are guarantee deposits held as collateral related to aircraft lease contracts paid to lessors at the inception of the lease agreement that will be refunded to the Company when the aircraft is returned to the lessor at the end of the lease agreement. Security deposits are denominated in U.S. Dollars and do not bear interest.

Maintenance reserves

Maintenance reserves refer to payments made in US dollar to the lessor to be used in future aircraft and engine maintenance work. These deposits are used for the payment of maintenance work performed, and might be reimbursed to the Company after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occur when the amounts previously used in maintenance services are lower than the amounts deposited. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable. The exchange rate differences on deposits for maintenance reserves net of maintenance costs, are recognized as financial result. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance reserve deposits.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

3.14.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation, as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. When the Company expect that the value of a provision will be reimbursed, in whole or in part, as for example under an insurance contract, the reimbursement is recognized as a separate asset but only when reimbursement is virtually certain. The expense relating to any provision is presented in the statements of operations, net of any reimbursement.

The Company is party in other judicial and administrative proceedings. Provisions are set up for all legal claims related to lawsuits for which it is probable that an outflow of funds will be required to settle the legal claims obligation and a reasonable estimate can be made. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, the most recent court decision and their relevance in the legal system, as well as the assessment of legal counsel.

Lease contracts determine in what conditions the Company must return the leased aircraft to the lessor. The Company estimates a provision based on the projected future costs to be incurred to return the asset in an acceptable condition as contractually required, taking into consideration the current fleet and long term maintenance plans.

3.15.	Employee benefits

i)	Executive bonus

The Company records a provision for executive bonus, which payment is contingent to meeting predefined goals and it is recorded in the statement of operations under Salaries, wages and benefits.

ii)	Share-based payment

The Company offered its executives share-based payments, to be settled with the Company shares, where the Company receives services provided by these professionals in consideration for share options and restricted stock units.

The cost of equity settled awards with employees is measured based on the fair value as of the grant date. In order to determine the fair value of share options, the Company uses the Black-Scholes option pricing model (Note 28).

The cost of equity settled awards is recognized together with a corresponding increase in equity, over the period in which performance and/or service conditions are fulfilled, ending on the date the employee acquires the full right to the award (vesting date). The cumulative expense for equity settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will be vested. The expense or credit in the statement of the operations for the period is recorded in “Salaries, wage and benefits” and represents the change in the accumulated expense recognized in the period.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

No expense is recognized for awards that do not vest, except for awards in which vesting is subject to a market or non-vesting condition. These are treated as vested, regardless of whether the market conditions are met or not, provided that all the other exercise conditions are met.

When the terms of an equity settled award are modified, the minimum expense is that, that would have been recognized had the terms not been modified. An additional expense is recognized for any modification that increases the total fair value of the share based payment transaction or those otherwise benefits the employee, as measured at the date of modification.

When an equity settled award is canceled, it is treated as having vested on the cancellation date and any expense not recognized for the award is immediately recognized. This includes any award in which the non-vesting conditions within the control of the Company or the counterparty are not met. However, if a new plan replaces the plan canceled and designated as a replacement award on the date of grant, the canceled plan and the new plan are treated as if they were a modification to the original plan, as described in the previous paragraph.

The cost of cash-settled transactions is measured initially at fair value at the grant date. This fair value is expensed over the service period with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to, and including the settlement date, with changes in fair value recognized in the statement of the operations for the period in ‘Salaries, wage and benefits’.

3.16.	Revenue recognition

Flight revenue is recognized upon effective rendering of the transport service. Tickets sold and not used, corresponding to advanced ticket sales (air traffic liability) are recorded in current liabilities. Tickets expire in one year. The Company recognizes revenue for tickets sold upon the departure of the related scheduled flight and for tickets sold that are expected to expire unused (brakeage). The Company estimates the value of future refunds and exchanges, net of forfeitures for all unused tickets once the flight date has already passed. These estimates are based on historical data and experience from past events. The estimated future refunds and exchanges included in the account of advance ticket sales are compared monthly to actual refunds and exchange activities in order to monitor if the estimated amount of future refunds and exchanges is reasonable (Note 17).

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Other service revenues relate to ticket change fees, excess luggage, cargo transportation, Espaço Azul fee, charter and other services, which are recognized when services are rendered.

3.17.	“Tudo Azul” Program

Under the “Tudo Azul” program customers accrue points based on the amount spent on tickets flown. The amount of points earned depends on Tudo Azul membership status, market, flight, day-of-week, advance purchase, booking class and other factors, including promotional campaigns. The Company recognizes revenue on points that are estimated to expire unused. Points expire in 2 years after the date earned.

Upon the sale of a ticket, the Company recognizes a portion of the ticket sales as revenue when the transportation service occurs, as described in 3.16 above, and defers a portion corresponding to the points earned under the Tudo Azul Program, in accordance with IFRIC 13, Customer Loyalty Programs.

The Company determines the estimated selling price of the air transportation and points as if each element is sold on a separate basis. The total consideration from each ticket sale is then allocated to each of these elements individually on a pro rata basis. The Company’s estimated selling price of points is based on the price the Company sells points to third parties, such as credit card companies.

The Company also sells points of the Tudo Azul loyalty program to third parties. The related revenue is deferred and recognized as passenger revenue when points are redeemed and the related transportation service occurs. The fair value of a point is estimated on an annual basis using the average points redeemed and the estimated value of purchased tickets with the same or similar restrictions as frequent flyers awards.

The Company recognizes revenue for points sold and awarded that will never be redeemed by program members. The Company estimates such amounts annually based upon the latest available information regarding redemption and expiration patterns.

Points awarded or sold and not used are recorded in “Air traffic liability” (Note 17).

The Company entered into transaction with a Brazilian Bank for advertisement of the Co-branded creditcard. At December 31, 2016, revenues related to the Co-branded credit card was in the amount of R$1,500 (December 31, 2015 – R$1,200 and December 31, 2014 – R$0).

3.18.	Segment information

IFRS 8 requires that operations are identified by segment based on internal reports that are regularity reviewed by the Company´s chief operating decision maker to allocate funds to segments and assess their performance.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

The operations of the Company consist of air transportation services in Brazil. The Company’s management allocates funds based on the consolidated results. The main assets generating revenue of the Company are its aircraft, from which revenue is generated in Brazil. Other revenues are basically derived from cargo operations, interest on installment sales, excess luggage, penalties for cancellation of tickets, and all items are directly attributed to air transport services.

Based on how the Company manages its business and the way in which fund allocation decisions are taken, the Company has only one operating segment for financial reporting purposes.

3.19.	New and amended standards and interpretations

The Company applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2016. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments applied for the first time in 2016, they did not have a material impact on the annual consolidated financial statements of the Company. The nature and the impact of each new standard or amendment is described below:

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 Business Combinations principles for business combination accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation if joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are applied prospectively. These amendments do not have any impact on the Company as there has been no interest acquired in a joint operation during the period.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments clarify the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is a part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are applied prospectively and do not have any impact on the Company, given that it has not used a revenue-based method to depreciate its non-current assets.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Annual Improvements 2012-2014 Cycle

These improvements include:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to the owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment is applied prospectively.

IFRS 7 Financial Instruments: Disclosures

(i)	Servicing contracts

The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures need not be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii)	Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment is applied retrospectively and do not have any impact on the Company.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment is applied prospectively.

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk report). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment is applied retrospectively.

These amendments do not have any impact on the Company.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

•	That entities have flexibility as to the order in which they present the notes to financial statements

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments do not have any impact on the Company.

3.20	Standards issued but not yet effective

IFRS 9—Financial instruments

In July 2014, the IASB issued the final version of IFRS 9—Financial Instruments, which superseded IAS 39—Financial Instruments: Recognition and Measurement and earlier versions of IFRS 9. IFRS 9 brings together all three aspects of accounting for financial instruments of a project: classification and measurement, impairment loss and hedge accounting.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and early adoption is permitted. Except for hedge accounting, retrospective application is required, but comparative information is not required. For hedge accounting, the requirements are generally applied prospectively, with few exceptions.

The Company plans to adopt the new standard on its effective date. In the course of 2016, the Company conducted an impact assessment for the three aspects of IFRS9. This preliminary assessment is based on the information currently available and may be subject to change on the basis of further detailed analysis or additional information that is appropriate and disclosable, and which is available to the Company in the future.

The Company does not expect a significant impact on the financial statements.

IFRS 15 - Revenue from Contracts with Customers

IFRS 15, issued in May 2014, establishes a new constant five-step model, which will be applied to revenues from customer contracts. Under IFRS 15, revenues are recognized in an amount that reflects the consideration to which an entity expects to be entitled in exchange for the transfer of goods or services to a customer. The new revenue standard will replace all current revenue recognition requirements under IFRS.

Full retrospective adoption or modified retrospective adoption is required for annual periods beginning on or after January 1, 2018. The Company plans to adopt the new standard on the effective date of its entry into force, using the full retrospective adoption method. In the course of 2016, the Company performed a preliminary assessment of IFRS 15, which is subject to change due to more detailed analysis in progress.

The components identified by the Company until December 31, 2016 are detailed as follows:

a)	Revenue from passenger transport

Air transport services provided by the Company are not expected to suffer major impacts from the new standard. Passenger revenues are recognized after the effective provision of the transportation service, which characterizes satisfaction of the performance obligation with the customer.

We understand that the only performance obligation related to air transportation is the transportation service itself. We will further address the cases in which the customer is also use the Tudo Azul loyalty program and the procedures that we considering to recognize this revenue.

b)	Other revenues

The Company provides several additional services that are perform simultaneously to the passenger transportation service. Therefore, IFRS 15 brings us the need to evaluate the services promised under contracts with our customers and identify the different performance obligations, as well as, to combine two or more contracts with the same customer if they meet similar objectives. We understand that it will be necessary to combine the contracts for additional services with the air transport services contracts, which would result in changes in the period and classification of those revenues.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

The following is a brief description of the Company’s main ancillary revenues and possible implications:

•	Flight cancelation and refund fees

Fees charged to passengers for processing of the refund. The amount charged is different for each fare class.

Prospective effects: The recognition of this revenue occurs at the time of processing the refund. We consider this to be in line with the new standard.

•	No show fee

Fees charged for non-attendance on the set date of the flight.

Prospective effects: This revenue is recognized at the time of the air transportation service was scheduled to be provided. We consider this to be in line with the new standard.

•	Excess baggage fee

Amounts charged to customers for the additional weight of checked baggage on the flight.

Prospective effects: This revenue is recognized at the time of check-in and in most cases is on the same day of providing the air transportation service. For amounts acquired in advance the date of the air transport service we performed an analysis and concluded that the amounts involved are immaterial.

•	Espaço Azul fee

Amounts charged to customers for the acquisition of additional space between the seats on the aircraft.

Prospective effects: The Espaço Azul fee can be purchased at the same time a customer purchases their air ticket, however, historically we have observed that the great majority of this revenue comes from purchases made on the same date flight. The Company will evaluate in more detail whether it will be necessary to change the timing of this recognition.

•	Change of tariffs fee

Fees charged to the passenger for processing the flight change previously acquired.

Prospective effects: Payment of this fee will occur on a date defined by the customer, we understand that this value should be recognized on the date of the flight.

c)	Loyalty Program

Upon the acquisition of an air-ticket, each member of the Company’s loyalty program (TudoAzul) is expected to earn points and to redeem them in the future in exchange for goods or services. As a results, we believe that points earned represent a separate performance obligation (component) of air transportation, and therefore, part of the price of this transaction should be allocated according to IFRS 15. We believe this segregation is currently performed when we record the points earned according to their fair value – the market value in which points are sold, i.e., the individual sale price. Revenue is recognized once the service is rendered (air transportation through TudoAzul points redemption).

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Points can be accumulated through the airline and through partners:

Airline Points – Active TudoAzul members receive points when they use the Company’s transportation services. In this format, points are priced at their fair value, based on market prices of airfares offered by travel agencies with high volumes of transactions, and revenue is recognized once air transportation service are rendered.

Partner Points – Points are accumulated through the purchase of TudoAzul points from commercial partners, which offer this benefit to their clients. In this format, points are priced according to each contract established with our partners and revenue is recognized once air transportation services are rendered.

Based on the above, the Company already has an effective control of its contracts and respective contractual amounts, which are invoiced to partners on a monthly basis. We believe that the only related obligation is the transfer of points. To prevent any impact related to the new rule, we have hired a specialized consulting firm, starting in February-March timeframe, to assist us in the revision of such contracts and assess any potential impact.

c.1)	Co-branded

According to IFRS 15 different components of performance obligation need to be segregated and allocated to the service rendered at the agreed upon price for each transaction. According to our analysis, we believe that co-branded revenue is already recorded on a segregated basis in compliance with the new rule.

We have identified revenue derived from points redemption and revenue from marketing/publicity related to right of usage of our brand.

d)	Cargo Revenue

The Company offers a variety of cargo Transportation modes, domestically and internationally, to a large customer base. As such, the Company will perform an individual analysis of each contract in accordance to IFRS 15. The Company estimates that there will be no significant impact on the adoption of this new rule, given its performance obligation depends solely on the transportation of cargo, and its correspondent revenue is recognized upon completion of service (delivery of merchandise), which characterizes the completion of the obligation performance. In addition, we do not have a concentration of clients related to our cargo services, and as a result, this revenue cannot be classified as leasing.

e)	Interline Revenue

Interline agreements allow us to reserve seats on flights operated by other Airlines. As a result, we can combine flights with partner airlines to several destinations through a single ticket. Each airline maintains its flight code and their netwoks complement each other by offering more flight options to their customers.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

In this type of agreement our performance obligation is to provide direct service (principal) or indirect service through a partner airline (agent). As a result, if the Company is the principal in the contract, revenue is recognized based on the gross amount it is entitled to related to the service rendered. If the Company is the agent, revenue is recognized by the net amount it is entitle to receive by performing the service as an agent. The Company currently accounts for these transactions according to the new rule, separating revenue derived from principal and agent roles.

In summary, we don’t believe that interline revenue will be impacted once IFRS 15 comes into effect.

Presentation and Disclosure requirements

IFRS 15 requires for a more detailed disclosure of information. The new requirements are mostly related to the segregation of revenue derived from contracts with clients from different categories, and must include a description of the nature, amount, time and uncertainty of the cash flow impact related to economic factors. The Company is evaluating the impact this new rule will have in our individual and consolidated financial statements in order to comply with IFRS 15. According to our analysts, we believe that this new rule will lead to the restatement of accounting line items under “other revenue” to “passenger revenue”, and that a more detailed disclosure of revenue by type will be required, compared to the disclosure we use today.

Prognosis

We believe that by mid-2017 we will be able measure the effective accounting impact of the new rule and will have the necessary elements become compliant. In addition, we would like to emphasize that we have hired a consulting firm to support us with the evaluation of existing contracts, and with the preparation of the necessary elements to be disclosed in our financial statements.

IFRS 16—Leases

IFRS 16 was issued in January 2016 and replaces IAS—17 Leasing operations, IFRIC 4—Determining whether an agreement contains a lease, SIC—15—Operating leases (Incentives) and SIC—27 – Evaluating the Substance of Transactions in the Legal Form of a Lease.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single model in the balance sheet, similar to accounting for finance leases under IAS 17. The standard includes two exemptions of recognition for lessees—Leases of ‘low-value’ assets (e.g. personal computers) and short-term leases (i.e. lease terms of 12 months or less).

At the commencement date of a lease, the lessee shall recognize a lease payment liability (i.e. a lease liability) and an asset that represents the right to use the underlying asset during the lease term (that is, the ‘right-of-use’ asset).

Lessees should also reassess the lease liability upon the occurrence of certain events, for example a change in the lease term, or in future lease payments as a result of changing an index or rate used to determine such payments. In general, the lessee will recognize the value of the reassessment of the lease liability as an adjustment to the right-of-use asset.

Based on our preliminary analysis, the impact of IFRS 16 will be on existing lease agreements for aircraft and spare engines, classified by IAS 17 as operating leases. As of December 31, 2016, the Company has 100 aircraft and 16 engines classified as operating leases.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

4.	Significant accounting judgments, assumptions and estimates

Judgments

The preparation of consolidated financial statements of the Company requires management to make judgments and estimates and adopt assumptions that affect the reports amounts of revenue, expenses, assets, liabilities and disclosures of contingent liabilities at the date of the financial statements. Uncertainty relating to these assumptions and estimates could lead to amounts that require a significant adjustment to the book value of assets or liabilities affected in future periods.

In the process of applying the Company’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Lease classification

The Company has assessed the classification of leases between finance and operating based on the terms and conditions of each arrangement. A lease agreement is classified as a finance lease when significant risk and rewards of the ownership of the aircraft are transferred; otherwise the contract is accounted for as an operating lease.

Estimates and assumptions

The main assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, involving a significant risk of causing a material adjustment of the book value of assets and liabilities within the next financial year are discussed below:

Breakage

The Company recognizes revenue from tickets sold that are expected to expire unused based on historical data and experience. Estimating expected breakage requires management to make judgment, among other things, the extent to which historical experience is an indication of the customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes required improvements.

Impairment of non-financial assets

An impairment loss exists when the book value of assets or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less sales costs and value in use. The calculation of fair value less sales costs is based on information available of transaction for sale of similar assets or market price less additional costs for disposing of assets. The calculation of value in use is based on the discounted cash flow model.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Cash flows are derived from the budget for the next five years and do not include reorganization activities to which the Company have not yet been committed or significant future investments that will improve the basis of assets of the cash-generating unit subject matter of test. The recoverable amount is sensitive to the discount rate used in the method of discounted cash flow and expected future cash receipts and growth rate used for extrapolation.

Transactions with share-based payments

The Company measures the cost of transactions settled with its own shares with employees based on the fair value of such shares at the grant date or at each reporting date, as applicable. The Company must estimate at each reporting date the quantity of awards expected to be vested considering performance and non-market vesting conditions. Estimating the fair value of share-based payments requires determining the most appropriate assessment model for the grant of shares, which depends on the terms and conditions of the grant. This also requires determining the inputs used in the valuation models, including the option’s expected life, volatility, dividend income, and related assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 28.

Taxes

There are uncertainties regarding the interpretation of complex tax regulations, the amount, and the time of future taxable profit. Given the long term nature and complexity of existing contractual instruments, differences between actual results, and the assumptions made, on future changes in these assumptions could require future adjustments in revenue and tax expenses already recorded. The Company recorded provisions based on reasonable estimates for possible consequences of audits by tax authorities of the respective jurisdictions in which they operate.

The value of such provisions is based on several factors such as experience of previous tax audits and differing interpretations of tax regulations by the taxpaying entity and the tax authority in charge. Such differences of interpretation may arise in a wide variety of subjects depending on prevailing conditions.

Deferred tax assets are recognized for all loss carryfowards to the extent that it is probable that there will be taxable profit available to allow the use of such losses. Significant judgment is required to determine the value of deferred tax assets that can be recognized based on the approximate term and level of future taxable profits together with future tax planning strategies.

Currently the Company is generating loss carryforwards due to the fact that it is in early stages of operations. Income tax and social contribution loss carryforwards do not expire and cannot be used to offset taxable profit of a Company other than from those that originated them. Tax loss carryforwards can be used to offset taxable income up to a limit of 30% each fiscal year.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Provisions for tax, civil and labor risks

The Company recognizes provisions for civil and labor suits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions, and their relevance in the legal system, or the assessment of independent counsels. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or decisions of courts (Note 29).

Fair value of financial instruments

When the fair value of assets and liabilities presented in the statement of financial position cannot be obtained in an active market it is determined using valuation techniques, including the discounted cash flow model. The data for these methods is based on those prevailing in the market, when possible. However, when it is not feasible, a certain level of judgment is required to establish fair value. Judgment includes considerations on the data used, for example, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value of the financial instruments.

“Tudo Azul” Program—Loyalty Plan

As described in Note 3.17, the Company accounts for “TudoAzul” loyalty program using the deferred revenue method. Under the deferred revenue method, the Company accounts for awarded points as a separately identifiable component of the sales transactions in which they are granted and recognizes the fair value of all outstanding points as of the issuance date, regardless of how they originated. The fair value of the points is deferred until they are redeemed for an award (Note 17).

Provision for return of aircraft and engines

For aircraft under operating leases, the Company is contractually required to return the equipment at a predefined level of operational capability. The Company recognizes a provision based on the aircraft and engines return costs, as set forth in the lease agreement.

The aircraft return cost provision is estimated based on expenditures incurred in aircraft reconfiguration (interior and exterior), licensing and technical certification, painting etc., according to return terms.

The engine’s return cost provision is estimated based on evaluation and minimum contractual conditions of the equipment that should be returned to the lessor, considering not only the historical costs incurred, but also the equipment conditions at the time of evaluation.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Determination of useful life and significant components of property and equipment

The Company believes that important aircraft parts need to be separated, including engines and their respective scheduled heavy maintenance. These parts are depreciated in accordance with the useful lives defined in the fleet renovation plan and the maintenance schedule.

5.	Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	December 31,
	2016	2015	2014
Cash and bank deposits	156,915	141,891	69,442
Cash equivalents
Bank Deposit Certificate—CDB	392,249	494,614	319,517

	549,164	636,505	388,959

The balances of cash and bank deposits represent amounts deposited in checking accounts with Brazilian banks.

The CDB investments are indexed to the Brazilian Interbank Deposit Certificate (“CDI”) and are repayable on demand.

6.	Short term investments

Investments are comprised of:

	December 31,
	2016	2015	2014
Other short-term investments	193,782	338	13,185
Investment funds	137,428	29,515	486,646

	331,210	29,853	499,831

Investment funds is comprised of Brazilian government bonds and bank notes, denominated in Reais, with financial institutions (deposit certificates) and debentures issued by B and BB+ risk rated companies bearing an accumulated average interest rate of 100% of CDI—Interbank Deposit Certificate rate. Brazilian government bonds are comprised of National Treasury Bills (“LTN”), National Financial Bills (“LFT”) and National Treasury Notes (“NTN”).

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

7.	Restricted investments

Restricted financial investments are comprised of deposits to guarantee some of our loans (FINEM to purchase aircraft, engines and equipment) required by certain financial institutions, which were invested in floating rate CDBs—Bank Certificate Deposits and DI – Investments linked to the Interbank Deposit interest rate. The return on these investments varies from 98.0% to 101.5% of the CDI rate.

8.	Trade and other receivables, net

	December 31,
	2016	2015	2014
Credit cards	457,719	470,986	440,851
Travel agencies	73,143	85,410	70,898
Other receivables	147,752	102,080	147,357
Allowance for doubtful accounts	(5,339)	(8,068)	(5,020)

	673,275	650,408	654,086

Accounts receivable from credit card companies will be received in installments of up to twelve months. Installment receivables which are due more than 60 days amounted to R$353,907 at December 31, 2016 (December 31, 2015—R$343,175 and December 31, 2014—R$353,907). Average days-sales-outstanding was 32 days for the year ended December 31, 2016 (December 31, 2015—32 days and December 31, 2014—35 days). Generally, interest is charged on sales receivable in installments with more than ten months.

The Company enters into factoring transactions with banks or credit card management companies, in order to obtain funds for working capital. In 2016, the Company factored accounts receivable from credit cards with a face value of R$4,717,376 (December 31, 2015—R$3,928,393 and December 31, 2014—R$3,208,931), and received a net amount of R$4,619,707 (December 31, 2015—R$3,855,057 and December 31, 2014—R$3,163,209). The discount interest costs are recognized in financial expenses. Because these receivables are from credit card companies and present a low credit risk, we were able to sell these receivables without any risk to the Company in the event of default by the costumers. As such, the accounts receivable were derecognized in full and the discount interest cost recognized in the statement of operations for an amount of R$97,669 for the year ended December 31, 2016 (December 31, 2015—R$73,336 and December 31, 2014—R$45,722).

During the year ended December 31, 2015 the Company factored accounts receivable from travel agencies with a face value of R$129,274 (December 31, 2014—R$85,957) and received a net amount of R$128,398 (December 31, 2014—R$85,468). The discount interest costs are recognized in financial expenses. In the event of non-payment by the agencies, the risk remains with the Company, as such as of December 31, 2015, the amount of R$41,300 was recognized in “Loans and financing” and the related accounts receivable (December 31, 2014 – R$0).

For the year ended December 31, 2016 the Company did not enter into this type of transaction.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2016	2015	2014
Balance at the beginning of the year	8,068	5,020	4,829
Increases	1,554	4,250	2,111
Reversals	(4,283)	(1,202)	(1,920)

Balance at the end of the year	5,339	8,068	5,020

Accounts receivable not yet due amounted to R$668,623 as of December 31, 2016. Amounts up to 90 days overdue totaled R$4,652 as of December 31, 2016. The amounts for more than 90 days overdue totaled R$5,339, which have been fully provided for.

9.	Inventories

	December 31,
	2016	2015	2014
Parts and maintenance materials	123,089	105,686	102,475
Uniforms	2,906	2,759	2,938
Allowance for obsolescence	(18,893)	(15,999)	(17,316)

	107,102	92,446	88,097

10.	Prepaid expenses

	December 31,
	2016	2015	2014
Insurance premium	23,955	29,973	26,438
Aircraft and engine leases	37,887	149,028	98,473
Other	42,566	41,398	25,458

	104,408	220,399	150,369
Non-current	6,907	113,128	66,197

Current	97,501	107,271	84,172

Aircraft and engine lease prepayments are comprised of costs of aircraft lease agreements that are expensed on a straight line basis over the lease term. During 2016 the Company amended certain terms of aircraft lease agreements previously classified as operating leases that resulted in the classification of such agreements to finance leases and therefore reclassified to “Property and equipment” prepayment balances of R$75,536 on the lease agreements of six aircraft that were previously classified as operational leases.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

11.	Related parties

a)	Compensation of key management personnel

Key management personnel include board of director members, officers and executive committee members. The compensation paid or payable to officers and directors services is as follows:

	December 31,
	2016	2015	2014
Salaries and wages	28,335	27,124	27,007
Bonus	6,225	6,105	10,210

	34,560	33,229	37,217

The executives of the Company participate in the Company’s share-based compensation and restricted share units plans (Note 28). At December 31, 2016, executives of the Company had approximately 3,320,712 (December 31, 2015—2,982,937 and December 31, 2014—2,443,564) vested options. The compensation expense recognized for the year ended December 31, 2016 was R$11,633 (for the year ended December 31, 2015—R$6,462 and for the year ended December 31, 2014—R$8,749).

b)	Guarantees granted

The Company granted guarantees for some property rental agreements entered into by three of its executive officers, the amounts involved are not material.

c)	Rendering of services

The Company entered into an agreement with Águia Branca Participações S/A, the former parent company of Tudo Azul (former TRIP), and current shareholder of the Company, for the rendering of the sharing of information technology resources during an indefinite period. The amounts to be paid under this agreement are based on the services actually rendered, which, for the year ended December 31, 2016 was R$31 (for the year ended December 31, 2015—R$311 and for the year ended December 31, 2014—R$535) and also entered into an agreement for the sale of air tickets. The amount received during the year ended December 31, 2016 was R$54 (December 31, 2015 – R$108 and December 31, 2014—R$0).

d)	Loan agreement

On September 2, 2016 the Company entered into a loan agreement with a shareholder in the amount of US$2,790 thousand (December 31, 2016—R$9,180). This agreement bears interest at a rate of Libor plus 2.3% p.a. and matures in 2019.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

e)	Transactions with TAP

During the year ended December 31, 2016, the Company entered into certain transactions with TAP as described below:

i.	Aircraft sublease

In March 2016, the Company subleased fifteen aircraft to its related party TAP. For these subleases, the Company recognized in the consolidated statement of operations for the year ended December 31, 2016 (i) R$76,953 in “Other revenue”, representing the amount received from TAP, and (ii) R$93,390 in “Aircraft and other rents”, representing the amount of the rental payments that the Company paid to lessors according to the related lease agreements.

In addition, seven of the fifteen leases had been executed at a time when the market rates for regional aircraft were higher than when the related seven subleases were executed. As a result, although the Company believes that the rates in these seven subleases represented approximate market rates at the time of their execution, the Company will receive from TAP an amount lower than the amount that the Company has to pay under the related leases. This difference considering the total term of sublease contracts discounted to its net present value was R$126,006 and recorded as a provision for the obligations under onerous leases, as required by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, representing the amount of the future unavoidable costs under the leases. Such amount was recorded in the “result from related party transaction, net” line item in the statement of operations as of December 31 2016, because it represents the loss realized between a related party and the Company.

ii.	TAP Convertible Bonds

As explained in Note 1 b) iii., on March 14, 2016, the Company acquired the TAP Convertible Bonds. Such bonds have been classified in the “Long term investments” line item in the statement of financial position as of December 31, 2016. Changes in the fair value of the TAP Convertible Bonds and Call-option are also recorded in the “Result from related party transactions, net”, line item in the consolidated statement of operations, which for the year ended December 31, 2016, was a gain of R$289,051 net of HNA´s option on the TAP Convertible Bonds of R$154,361 (Note 21).

12.	Security deposits and maintenance reserves

	December 31,
	2016	2015	2014
Security deposits	219,772	298,618	233,309
Maintenance reserve deposits	858,233	917,091	541,078

	1,078,005	1,215,709	774,387

Security deposits and maintenance reserves deposits are denominated in US dollars and adjusted for foreign exchange changes. Security deposits are related to aircraft lease contracts and will be refunded to the Company when the aircraft is returned at the end of the lease agreement.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Our master lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of the performance of major maintenance activities. Maintenance reserves are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance.

At the lease inception and at each statement of financial position date, we assess whether the maintenance reserve payments required by the master lease agreements are expected to be recovered through the performance of qualifying maintenance on the leased assets. Maintenance deposits expected to be recovered from lessors are reflected in security deposits and maintenance reserves in the accompanying statements of operations. We assess recoverability of amounts currently on deposit with a lessor, by comparing them to the amounts that are expected to be reimbursed at the time of the next maintenance event, and amounts not recoverable are considered maintenance costs.

As of December 31, 2016 maintenance reserves deposits are likely to be refunded as they are lower than the expected cost of the related next maintenance event that the reserves are intended to collateralize. During the year ended December 31, 2016 the Company recognized a write-off of R$4,037 (December 31, 2015—R$9,915 and December 31, 2014—R$7,819) for maintenance reserve deposits that are not likely to be reimbursed in relation to aircraft that went through their last maintenance event prior to their return.

During the year ended December 31, 2016 the Company replaced some of its security deposits and maintenance reserves deposits for bank guarantees, and was refunded an amount of R$21,120 and R$62,615, respectively.

Presented below are the changes in the security deposits and maintenance reserves balance:

	Maintenance reserves deposits	Security deposits	Total
Balance at December 31, 2013	352,936	148,395	501,331

Additions	148,963	80,768	229,731
Write-offs	(7,819)	—	(7,819)
Refunds/returns	(15,725)	(23,592)	(39,317)
Foreign exchanges variations	62,723	27,738	90,461

Balance at December 31, 2014	541,078	233,309	774,387
Additions	273,688	60,509	334,197
Write-offs	(9,915)	—	(9,915)
Refunds/returns	(152,232)	(97,572)	(249,804)
Foreign exchanges variations	264,472	102,372	366,844

Balance at December 31, 2015	917,091	298,618	1,215,709
Additions	298,327	60,282	358,609
Refunds from sublease (*)	—	(28,813)	(28,813)
Write-offs	(4,037)	(7,461)	(11,498)
Refunds/returns	(199,655)	(61,215)	(260,870)
Foreign exchanges variations	(153,493)	(41,639)	(195,132)

Balance at December 31, 2016	858,233	219,772	1,078,005

(*)	refers to the amount received from TAP in relation to security deposits of subleased aircraft.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

13.	Property and equipment

Property and equipment are mainly comprised of “aircraft and engines” and aircraft equipment. “Aircraft and engines” refers to owned aircraft and capitalized heavy maintenance related to the owned aircraft.

During the year ended December 31, 2016, the Company entered into sale and leaseback transactions on owned aircraft. The carrying value of the aircraft at the transaction date was R$313,678 and the sales price was R$365,599. All aircraft were subsequently leased back by the Company under operating lease agreements. The gain associated with the sale and leaseback transactions of R$51,921 was recognized in “Other operating expenses, net”.

During the year ended December 31, 2016, the Company sold some of its owned aircraft for an amount of R$303,680. The carrying value of the aircraft at the transactions date was R$248,956. The gain associated with the sale transactions of R$54,724 was recognized in “Other operating expenses, net”.

During the year ended December 31, 2016, the Company sold some of its owned engines for an amount of R$53,729. The carrying value of the engines at the transactions date was R$37,724. The gain associated with the sale transactions of R$16,005 was recognized in “Other operating expenses, net”.

During the year ended December 31, 2016, the Company amended certain terms of aircraft lease agreements previously classified as operating leases that resulted in the classification of such agreements to finance leases. The financial statement impact was an increase of R$449,800 in “aircraft and engines” with a corresponding entry to “loans and financing”.

During the year ended December 31, 2015, the Company entered into sale and leaseback transactions. Some of these aircraft were owned by the Company and acquired with the Company’s own resources, others had been held under finance leases which were cancelled as part of the transactions. The carrying value of the aircraft at the transaction date was R$679,854 and the sales price was R$967,938. All aircraft were subsequently leased back by Company under finance and operating leases.

For the year ended December 31, 2015, the gain associated with the sale and leaseback transactions which resulted in finance leases amounted to R$212,805 which was recorded in “Other liabilities” and will be recognized in income over the lease term of 82 months average. The gain associated with the sale and leaseback transactions which resulted in operating leases recognized in income amounted to R$75,279 (December 31, 2014—R$23,378) and was recognized as a credit in “Other operating expenses, net”.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

a)	Breakdown

	December 31,
	2016			2015	2014
	Cost	Accumulated depreciation	Net amount	Net amount	Net amount
Leasehold improvements	97,324	(29,928)	67,396	41,298	37,973
Equipment and facilities	95,220	(54,228)	40,992	38,571	34,391
Vehicles	2,559	(2,381)	178	368	657
Furniture and fixtures	15,722	(7,129)	8,593	9,074	9,030
Aircraft equipment	740,900	(193,294)	547,606	460,958	356,298
Aircraft and engines	3,016,934	(390,471)	2,626,463	2,907,438	1,979,944
Advance payments for acquisition of aircrafts	100,446	—	100,446	77,254	63,339
Construction in progress	48,306	—	48,306	18,033	15,981

	4,117,411	(677,431)	3,439,980	3,552,994	2,497,613

b)	Changes in property and equipment balances are as follows

	Cost
	December 31, 2014	December 31, 2015	Acquisitions	Disposals/ Write- offs	Transfers	December 31, 2016
Leasehold improvements	48,591	61,306	34,748	(32)	1,302	97,324
Equipment and facilities	67,670	81,740	13,552	(72)	—	95,220
Vehicles	2,624	2,624	—	(65)	—	2,559
Furniture and fixtures	13,316	14,714	1,009	(1)	—	15,722
Aircraft equipment	451,963	599,598	154,751	(13,449)	—	740,900
Aircraft and engines	2,530,246	3,305,789	547,023	(835,878)	—	3,016,934
Advance payments for acquisition of aircrafts	63,339	77,254	53,692	(30,500)	—	100,446
Construction in progress	15,981	18,033	34,920	(3,345)	(1,302)	48,306

	3,193,730	4,161,058	839,695	(883,342)	—	4,117,411

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

		Accumulated depreciation
	December 31, 2014	December 31, 2015	Depreciation for the year	Disposals/ Write- offs	Transfers	December 31, 2016
Leasehold improvements	(10,618)	(20,008)	(9,920)	—	—	(29,928)
Equipment and facilities	(33,279)	(43,169)	(11,091)	32	—	(54,228)
Vehicles	(1,967)	(2,256)	(185)	60	—	(2,381)
Furniture and fixtures	(4,286)	(5,640)	(1,489)	—	—	(7,129)
Aircraft equipment	(95,665)	(138,640)	(58,384)	3,730	—	(193,294)
Aircraft and engines	(550,302)	(398,351)	(183,140)	191,020	—	(390,471)

	(696,117)	(608,064)	(264,209)	194,842	—	(677,431)

For owned aircraft, we employ the deferral method that consists in the capitalization of heavy maintenance cost. Under this method, the cost of major maintenance is capitalized and amortized as a component of depreciation and amortization expense until the next major maintenance event. Heavy maintenance on aircraft held under operating lease is expensed as incurred, and it is recorded in the “maintenance material and repair” line items.

The next major maintenance event is estimated based on the average removal times suggested by the manufacturer, and may change based on changes in aircraft utilization and changes in suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage a major component to a level that would require a major maintenance event prior to a scheduled maintenance event.

The amortization of deferred maintenance expenses over major maintenance expenditures and the maintenance expenses incurred for the year ended December, 31, 2016, 2015 and 2014, both representing total maintenance expenses for the period, are presented as follows:

	December 31,
	2016	2015	2014
Amortization of capitalized maintenance costs	(51,462)	(32,191)	(43,850)
Maintenance materials and repairs	(708,739)	(643,897)	(353,339)

	(760,201)	(676,088)	(397,189)

As of December 31, 2016, the Company performed an impairment analysis. No impairment of property and equipment was recognized as a result of such impairment analysis.

14.	Intangible assets

a)	Breakdown

	December 31,
	2016			2015	2014
	Cost	Accumulated amortization	Net amount	Net amount	Net amount
Goodwill (i)	753,502	—	753,502	753,502	753,502
Airport operating licenses (ii)	82,196	—	82,196	82,196	82,196
Software	201,607	(94,689)	106,918	87,604	54,941

	1,037,305	(94,689)	942,616	923,302	890,639

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

b)	Changes in intangible assets balances are as follows:

	Costs
	December 31, 2014	December 31, 2015	Acquisitions	Disposals/ Written-off	Transfers	December 31, 2016
Goodwill (i)	753,502	753,502	—	—	—	753,502
Airport operating licenses (ii)	82,196	82,196	—	—	—	82,196
Software	92,636	145,301	56,308	(2)	—	201,607

	928,334	980,999	56,308	(2)	—	1,037,305

	Accumulated amortization
	December 31, 2014	December 31, 2015	Amortization for the year	Disposals/ Written-off	Transfers	December 31, 2016
Software	(37,695)	(57,697)	(36,992)	—	—	(94,689)

	(37,695)	(57,697)	(36,992)	—	—	(94,689)

(i)	Refers to goodwill recorded in the acquisition of Tudo Azul (former TRIP) in 2012. The amount of R$753,502 represents the excess of the consideration transferred over the fair value of the net assets acquired and liabilities assumed.
(ii)	As part of the purchase price allocation of Tudo Azul (former TRIP) acquisition, the Company recognized a separate intangible asset for the airport operating licenses. These intangible assets were deemed to have an indefinite life.

Impairment of goodwill and Airport operating licenses

Goodwill of acquisition of Tudo Azul (former TRIP)

The Company performed its annual impairment tests in December 2016, 2015 and 2014. The Company assessed that the most appropriate method for estimating the recoverable amount of the Company’s single CGU is by using the income approach through the discounted cash flows method.

The assumptions used in the impairment tests of goodwill and other intangible assets are consistent with the Company’s operating plans and internal projections over a five years period, and after five years an assumed growth rate in perpetuity is used. These assumptions are both reviewed and approved by Management.

The Company took into consideration the following assumptions:

•	Percentage of revenue growth from the tickets sale aligned to the Company’s business plan;

•	Projections of operating costs consider the expected growth of operations and macroeconomic variables;

•	Investment needs aligned to the Company’s business plan;

•	The discount rate used for projected cash flows was 16.3% per year;

•	The range of annual growth rate (terminal) used by the company was 2.4% to 4.4%.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

The Company also considered forecasted market variables such as GDP (source: Central Bank of Brazil), the U.S. Dollar to Brazilian reais exchange rate (source: Central Bank of Brazil), the price of a barrel of kerosene (source: National Brazilian Petroleum Agency—ANP) and interest rates (source: Bloomberg).

The result of the impairment test, which includes a sensitivity analysis of the main variables,

showed that the estimated recoverable amount is higher than carrying value of net assets allocated to the cash generating unit, and therefore no impairment was detected as of December 31, 2016.

15.	Income tax and social contribution

a)	Income tax and social contribution

	Year ended December 31,
	2016	2015	2014
Income/(loss) before income tax and social contribution	17,666	(1,077,425)	(87,464)
Combined tax rate	34%	34%	34%

Income tax and social contribution statutory rate	(6,006)	366,325	29,738
Adjustments to calculate the effective tax rate:
Taxable profit on foreign subsidiaries	(14,096)	(1,730)	(12,237)
Exchange differences on foreign subsidiaries	91,014	(75,003)	(24,317)
Unrecorded deferred tax assets on tax loss carryforward and on temporary differences (*)	(212,958)	(280,261)	23,130
Permanent differences	(2,491)	(4,056)	6,692
Other	557	(2,755)	(582)

	(143,980)	2,520	22,424

Current income tax and social contribution	8,731	(1,366)	(4,368)
Deferred income tax and social contribution	(152,711)	3,886	26,792

	(143,980)	2,520	22,424

(*)	Relates to deferred tax assets not recorded on tax loss carryforward and on temporary differences e.g.: deferred tax assets on tax loss carryforwards recorded in subsidiaries, allowances/provisions, finance lease operations, depreciation of aircraft and engines and fair value adjustments derived from business combinations.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

b)	Breakdown of deferred income tax and social contribution

	December 31,
	2016	2015	2014
Deferred tax liabilities
On temporary differences
Provision for returns of aircraft and engines	—	19,529	10,166
Provision for tax, civil and labor risks	20,579	28,781	25,370
Deferred revenue of Tudo Azul program	(67,617)	(26,068)	(10,665)
Aircraft lease expense	(201,120)	(52,558)	(77,692)
Provision for navigation fees (legal claim)	—	—	61,635
Depreciation of aircraft and engines	79,422	41,767	20,440
Exchange rate	(105,428)	(133,943)	(38,210)
Deferred gain related to aircraft sold	59,307	67,863	—
Cash flow hedge	17,445	—	—
Fair value of TAP convertible bonds	(92,708)	—	—
Provision for onerous contract	39,322	—	—
Financial Instruments	1,220	49,499	(9,268)
Others	30,208	(1,371)	(9,915)

Deferred tax liabilities	(219,370)	(6,501)	(28,139)
On business combination
Deferred income tax on fair value of aircraft	(459)	(8,799)	(7,104)
Deferred income tax on fair value of slots	(27,947)	(27,947)	(27,947)
Other deferred income taxes on business combination fair value adjustment	(5,846)	(9,451)	(15,032)

Deferred tax liabilities	(34,252)	(46,197)	(50,083)
Total deferred tax liabilities	(253,622)	(52,698)	(78,222)
Deferred tax assets recognized	72,160	6,501	28,139

Total	(181,462)	(46,197)	(50,083)

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

As of December 31, 2016, 2015 and 2014, the Company has tax losses that are available indefinitely for offsetting against future taxable profits, as follows:

	December 31,
	2016	2015	2014
Income tax loss carryforwards	563,612	410,723	220,181
Social contribution negative base tax carryforwards	202,900	147,860	79,265

Deferred tax assets have not been recognized in respect of these losses as there is no evidence of recoverability in the near future, except for R$72,160 in relation to the limit, prescribed by the tax law, of 30% of the deferred tax liability balance as of December 31, 2016.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

16.	Loans and financing

	December 31,
	2016	2015	2014
Loans	2,848,285	3,628,289	2,239,745
Debentures	1,186,210	1,182,656	1,019,439

	4,034,495	4,810,945	3,259,184
Non-current	3,049,257	3,561,642	2,691,577

Current	985,238	1,249,303	567,607

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

16.1.	Loans

	Guarantees	Interest	Repayment method	Final maturity	December 31, 2016	December 31, 2015	December 31, 2014
In foreign currency—US$
Purchase of aircraft	Chattel mortgage	LIBOR plus “spread” of 1.75% to 4.92% p.a.	Monthly, quarterly and semi-annual repayment	03/2025	518,826	979,113	947,757

Finance lease	Chattel mortgage	LIBOR plus spread of 2.05% to 5.50% p.a.	Monthly, quarterly and semi-annual repayment	12/2027	1,250,721	1,291,770	11,287

Working capital	Receivables of Azul and cash collateral	LIBOR plus fixed interest of 2.72% to 7.80% p.a.	Monthly, quarterly, semi-annual and bullet payment	12/2018	351,182	321,197	279,462

FINIMP	Letter of Credit	5.4% p.a.	Bullet payment	11/2017	22,982	27,819	19,115

Others	Chattel mortgage	LIBOR plus “spread” of 7.25% p.a.	Monthly and quarterly repayment	—	—	—	10,404

In local currency—R$
Purchase of aircraft (FINEM, FINAME)	Investments and chattel mortgage of aircraft	Fixed of 2.50% to 6.50% p.a.	Monthly repayment	05/2025	372,535	659,315	767,487

Working capital	Receivables of Azul	5.0% fixed p.a to 135% of CDI	Monthly, monthly repayment after grace period of 20 months, semi-annual and quarterly payments	07/2021	320,026	295,979	204,233

Finance lease	Chattel mortgage	CDI plus fixed spread of 3.87% p.a.	Semi-annual repayment	04/2019	12,013	11,796	—

Others	None	—	—	—	—	41,300	—

Total in R$					2,848,285	3,628,289	2,239,745

Current liabilities					740,696	1,106,317	535,311

Non-current liabilities					2,107,589	2,521,972	1,704,434

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

a)	The long term debt matures as follows

	December 31,
	2016	2015	2014
2016	—	—	424,407
2017	—	407,721	225,664
2018	629,644	377,311	210,384
2019	337,657	372,463	201,448
2020	330,894	365,454	321,265
2021	263,793	281,222	160,633
After 2021	545,601	717,801	160,633

	2,107,589	2,521,972	1,704,434

b)	The following assets were given as guarantees to secure the financing agreements

	December 31,
	2016	2015	2014
Property and equipment (carrying value) used as collateral	2,626,463	2,907,438	1,979,944

16.2.	Debentures

	December 31,
	2016	2015	2014
Current	244,542	142,986	32,296
Non-current	941,668	1,039,670	987,143

	1,186,210	1,182,656	1,019,439

16.2.1.	Fifth issue

In the Extraordinary Shareholders’ Meeting held on September 15, 2014, the Company approved the fifth public issue of unsecured common debentures.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

On September 19, 2014, the Company completed the offering of 100,000 debentures single series, for a total principal amount of R$1,000,000. The debentures mature on September 19, 2019, with principal payments in five semi-annual installments, the first maturing on September 19, 2017, and interest is paid semi-annually starting on March 19, 2015.

The debentures bear an interest rate of 127% of CDI per year. At December 31, 2016, the effective interest rate was 14.2% per year and outstanding balance was R$1,038,285.

16.2.2.	Seventh issue

In the Extraordinary Shareholders’ Meeting held on December 1, 2016, the Company approved the seventh public issue of unsecured common debentures.

On December 19, 2016, the Company completed the offering of 15,000 debentures single series, for a total principal amount of R$150,000. The debentures mature on December 19, 2018, with principal payments in quarterly installments, the first maturing on June 19, 2017, and interest paid quarterly starting on March 19, 2017. Credit card receivables were used to guarantee the debentures. In 2016, the Company early redeemed the remaining balance of the sixth issue for an amount of R$58,791.

The debentures bear an interest rate of CDI + 2,85% per year. At December 31st, 2016, the effective interest rate was 13.9% per year and outstanding balance was R$147,925.

The maturity schedule of outstanding debentures is as follows:

	December 31,
	2016	2015	2014
2017	—	245,815	193,143
2018	470,377	396,489	396,571
2019	471,291	397,366	397,429

	941,668	1,039,670	987,143

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

16.3.	Finance leases

Future minimum lease payments under finance leases together with the present value of minimum lease payments are as follows:

	December 31,
	2016	2015	2014
2016	—	210,725	2,598
2017	222,344	207,920	2,584
2018	199,851	197,174	2,735
2019	198,767	196,114	2,892
2020	205,317	203,351	2,003
2021	152,596	130,266	—
After 2021	331,789	381,872	—

Total minimum lease payments	1,310,664	1,527,422	12,812
Less finance charges	(47,930)	(223,856)	(1,525)

Present value of minimum lease payments	1,262,734	1,303,566	11,287
Less short-term portion	214,191	179,827	2,295

Long-term portion	1,048,543	1,123,739	8,992

Lease agreements under which the Company has substantially all the risks and rewards of ownership, were classified as finance leases. Finance leases were capitalized on lease inception at present value of the minimum lease payments.

16.4	Covenants

As of December 31, 2016 the Company had an outstanding balance of R$1,687,530 in “loans and financing” subject to financial covenants related to leverage and debt coverage ratios.

The main covenants relate to the 5th issuance of debentures with Banco do Brasil S/A bank, which are calculated measured annually. The ratios measured for these covenants are: (i) adjusted debt coverage ratio (ICSD) equal or higher to 1.0; and (ii) leverage ratio equal or lower than 6.0. As of December 31, 2016 the Company was in compliance with all the covenants related to this debenture.

As of December 31, 2016, ALAB obtained a waiver for not complying with the equity and leverage Covenants in relation to the lease agreements of ten ATR aircraft, financed by Deutsche Bank and Santander, with export credit financing support from Sace and Coface.

ALAB has restrictive covenants in some of its financing agreements. On December 31, 2016, ALAB reached all the minimum standards established by all financing agreements except for one aircraft financing agreements, and therefore the Company reclassified the amount of R$95,411 from long term to short term debt as prescribed by IAS 1—Presentation of Financial Statements. The Company obtained the waiver in January, 2017.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

17.	Air traffic liability

Air traffic liability is comprised of the following:

	December 31,
	2016	2015	2014
Advance ticket sales	640,474	638,492	560,762
Tudo Azul program	308,886	239,358	270,917

	949,360	877,850	831,679

18.	Provision for return of aircraft and engines

On June 1, 2016, the Company changed its estimate of the provision for the return of aircraft and engines, in accordance with IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors, as the Company believes that return costs are more reliably estimated with more precise information, closer to the return date, as more information on the history of usage of the aircraft and the condition in which it is expected to be returned becomes available. Therefore, the Company currently recognizes the provision for return of aircraft and engines after the aircraft undergoes the last heavy maintenance before its scheduled return, i.e., during the last operating cycle after heavy maintenance. Management will keep monitoring and consistently estimating the provision for returns of aircraft and engines. As a result, on June 30, 2016 the Company adjusted its provision and reversed an amount of R$57,739 which was recorded in the “Aircraft and other rent” line item in the statement of operations.

19.	Equity

a) Issued capital and authorized shares, all registered and without par value

	Company’s capital is—R$		Common shares	Class “A” preferred share	Class “B” preferred share	Class “C” preferred share	Class “D” preferred share
At December 31, 2016 (**)	1,488,601		928,965,058	180,485,574	—	10,843,792	63,241,900
At December 31, 2015 (**)	503,427	(*)	928,965,058	180,485,574	4,800,776	10,843,792	—
At December 31, 2014 (**)	498,005	(*)	928,965,058	180,485,574	4,800,776	—	—

(*)	The class B preferred shares were recorded as “Financial liabilities at fair value through profit and loss”
(**)	Share data revised to give effect to the stock split approved on February 23, 2017 (see note 31).

Each common share entitles its holder to 1 (one) vote in the General Shareholders’ Meeting. Preferred shares of any class are not entitled to vote.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Classes “A”, “C” and “D” preferred shares have: i) priority of reimbursement of capital upon liquidation; ii) the right to be included in a public offering of the Company for a purchase of shares upon transfer of the Company´s control for the same conditions as the common shareholders and for a price per share equivalent to seventy-five (75) times the price per share paid to the controlling shareholder; iii) in case of the Company’s liquidation, the right to receive amounts equivalent to seventy-five (75) times the price per common share upon splitting of the remaining assets among the shareholders; and iv) the right to receive dividends in an amount equivalent to seventy-five (75) times the price paid per common share.

Stock Split

On February 23, 2017, the Company’s shareholders approved the split of the shares in the proportion of two shares of the same class for each one currently existing.

The changes in issued capital are as follows:

	Total number common and preferred shares	Issued Capital R$
At December 31, 2013	1,108,233,806	473,969
Issued capital	6,017,602	32

At December 31, 2014	1,114,251,408	474,001
Issued capital (Note 1 a)	10,843,792	5,422

At December 31, 2015	1,125,095,200	479,423

Issued capital (Note 1 b)	63,241,900	985,174
Redemption of preferred shares recorded as financial liabilities	(4,800,776)	—
Capitalization of reserve	—	24,004

At December 31, 2016	1,183,536,324	1,488,601

Issued capital (Note 1)

As explained in Note 1, the Company issued class D preferred shares to HNA.

Redemption of class B preferred shares and capitalization of reserve

During 2016, the Company redeemed 2,400,388 (after stock split 4,800,776) class B preferred shares, all without par value that were recorded as “Financial liabilities at fair value through profit and loss”. In addition, the Company capitalized reserves in the amount of R$24,004 from “Capital reserve” to “Issued Capital”.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

b)	Capital reserve

b.1)	Share-based payments:

The share-based payment reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their compensation. For the year ended December 31, 2016, the Company recognized compensation expense for an amount of R$9,879 (December 31, 2015—R$9,836 and December 31, 2014—R$6,352) in “Salaries, wages and benefits”.

b.2)	The Company recognized the amount in excess of par value of the shares issued to HNA in capital reserves in the total amount of R$487,934. See Note 1 b) ii.

c)	Dividends

According to the by-laws of the Company, unless the right is waived by all shareholders, the shareholders are guaranteed a minimum mandatory dividend equal to 0.1% of net income of the Company after the deduction of legal reserve, contingency reserves, and the adjustment prescribed by Law No. 6,404/76 (Brazilian Corporate Law).

Interest paid on equity, which is deductible for income tax purposes, may be deducted from the minimum mandatory dividends to the extent that it has been paid or credited. Interest paid on equity is treated as dividend payments for accounting purposes.

Dividends are subject to approval by the Annual Shareholders Meeting.

The Company has not distributed dividends for the years ended December 31, 2016, 2015 and 2014.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

d)	Other comprehensive loss

Changes in fair value of derivative instruments designated as cash flow hedges are recognized in other comprehensive loss, net of tax effects, for an amounts of R$33,785, R$92,769 and R$36,185 as of December 31, 2016, 2015 and 2014 (net of R$17,445, R$0 and R$0 tax effect) respectively.

20.	Loss per share

Basic earnings or loss per common share, are calculated by dividing net income (loss) attributable to the equity holders of Azul by the weighted average number of common shares outstanding during the year, including the conversion of the weighted average number of preferred shares outstanding during the year into common shares.

Diluted earnings or loss per common share, are calculated by dividing the net income (loss) attributable to the equity holders of Azul, by the weighted average number of common shares outstanding during the year, including the conversion of the weighted average number of preferred shares outstanding during the year into common shares, plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares.

Basic earnings or loss per preferred share, are calculated by dividing net income (loss) attributable to the equity holders of Azul by the weighted average number of preferred shares outstanding during the year, including the conversion of the weighted average number of common shares outstanding during the year into preferred shares.

Diluted earnings or loss per preferred share, are calculated by dividing the net income (loss) attributable to the equity holders of Azul, by the weighted average number of preferred shares outstanding during the year, including the conversion of the weighted average number of common shares outstanding during the year into preferred shares, plus the weighted average number of preferred shares that would be issued on conversion of all the dilutive potential preferred shares into preferred shares.

Earnings per share data has been calculated giving effect to the stock split approved on February 23, 2017 (see note 31).

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

The following table shows the calculation of income or loss per common and preferred share in thousands, except for values per share:

	December 31,
	2016	2015	2014
Numerator
Net loss for the year	(126,314)	(1,074,905)	(65,040)
Denominator
Weighted average number of common shares	928,965,058	928,965,058	928,965,058
Weighted average number of preferred shares	216,630,470	185,971,480	175,534,916
75 preferred shares (*)	75.0	75.0	75.0
Weighted average number of preferred equivalent shares (*)	229,016,671	198,357,681	187,921,117
Weighted average number of common equivalent shares (**)	17,176,250,308	14,876,826,058	14,094,083,758
Basic and diluted net loss per common share	(0.01)	(0.07)	(0.00)
Basic and diluted net loss per preferred share	(0.55)	(5.42)	(0.35)

(*)	Refers to a participation in the total equity value of the Company, calculated as if all 928,965,058 common shares outstanding had been converted into 12,386,200 preferred shares at the conversion ratio of 75 common shares to 1.0 preferred share.
(**)	Refers to a participation in the total equity value of the Company, calculated as if the weighted average preferred shares outstanding had been converted into common shares at the conversion ratio of 75 common shares to 1.0 preferred share.

As of December 31, 2016, 2015 and 2014, potential 7,641,753, 5,777,284 and 3,885,350 preferred shares, relating to shared-based option plan, were excluded from the calculation of diluted net loss per share because their effect would have been antidilutive.

21.	Financial instruments

The Company has the following financial instruments:

		Book value			Fair value
		December 31,			December 31,
	Level	2016	2015	2014	2016	2015	2014
Assets:
Cash and cash equivalents	1	549,164	636,505	388,959	549,164	636,505	388,959
Short-term investments	1	331,210	29,853	499,831	331,210	29,853	499,831
Long term investments (Note 1)	3	753,200	—	—	753,200	—	—
Trade and other receivables	1	673,275	650,408	654,086	673,275	650,408	654,086
Restricted investments (*)	1	162,036	91,453	67,463	162,036	91,453	67,463
Derivative financial instruments (*)	2	21,770	41,039	32,231	21,770	41,039	32,231
Liabilities:
Loans and financing (*) (**)	1	4,034,495	4,810,945	3,259,184	4,065,778	4,739,191	3,231,294
Accounts payable	1	1,034,317	1,052,121	881,809	1,034,317	1,052,121	881,809
Financial liabilities at fair value through profit and loss (Note 22) (***)	2	44,655	330,901	269,892	44,655	330,901	269,892
Derivative financial instruments (*)	2/3	231,351	282,091	53,657	231,351	282,091	53,657

(*)	Includes current and non-current.
(**)	Includes the effect of fair value hedge in the amount of loss of R$13,177 (December 31, 2015 – loss of R$7,528 and December 31, 2014 – gain of R$17,480).
(***)	Refers to a private placement of preferred shares class B (See Note 22).

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

The carrying value of cash and cash equivalents, short and long-term investments, restricted investments, trade and other receivables and accounts payable approximate their fair value largely due to the short-term maturity of these instruments.

Derivative financial instruments

	December 31,
	2016		2015		2014
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash flow hedge
Interest rate swap contract and heating oil forward contracts	—	(51,306)	—	(107,439)	—	(36,185)
Fair value hedge
Interest rate swap contract	4,523	(17,700)	38,771	(46,299)	29,317	(11,837)
Derivatives not designated as hedge
HNA option on TAP economic interest (Note 1)	—	(154,361)	—	—	—	—
Interest rate swap contract	17,247	—	—	—	—	—
Forward foreign currency contract	—	(5,882)	2,268	(3,292)	2,914	—
Heating oil forward contracts	—	(2,102)	—	(125,061)	—	—
Foreign currency options	—	—	—	—	—	(5,635)

	21,770	(231,351)	41,039	(282,091)	32,231	(53,657)

The maturity of the derivative financial instruments held by the Company is as follows:

December 31, 2016	Immediate	Until 6 months	7 to 12 months	1 to 5 years	Up to 5 years	Total
Assets from derivative transactions	796	8,180	8,662	10,414	(6,282)	21,770
Liabilities from derivative transactions	(14,865)	(22,259)	(174,004)	(17,461)	(2,762)	(231,351)

Total derivative financial instruments	(14,069)	(14,079)	(165,342)	(7,047)	(9,044)	(209,581)

Cash flow hedge

As of December 31, 2016, 2015 and 2014, the Company had interest rate swaps designated as cash flow hedges to hedge against the effect of changes in the interest rate on a portion of the payments of operating leases and loans denominated in foreign currency in the next 12 months.

The Company has average NDF contracts on the over-the-counter (OTC) Market with 1 different counterpart on the local market indexed to the Heating Oil forward contract traded in NYMEX. These contracts are traded in monthly tranches and provide partial coverage to the Company´s 2016 and 2017 fuel exposure.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

On October 1st, 2015, the Company decided to withdraw protection from fuel cost risks and no longer designates its heating oil forward contracts as cash flow hedges. In accordance with IAS 39 when the designation as hedge is revoked the cumulative gain or loss that has been recognized in other comprehensive loss in the period when the hedge was effective should remain in equity until the forecast transaction occurs.

That is, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive loss should be reclassified from equity to profit or loss in the same period(s) during which the hedged forecast cash flows (or asset acquired or liability assumed) affect profit or loss. During the year ended December 31, 2016, the net amount of R$26,710 loss was reclassified from equity to profit and loss related to the settlement of the hedged forecast cash flows of jet fuel acquisition.

The remaining heating oil forecast transactions that did not occur through December 31, 2016, which fair value amounts R$29,579 remains in other comprehensive loss and will be charged to profit or loss in the occurrence of the forecasted transaction.

The positions were:

December 31, 2016	Notional amount	Asset position	Liability position	Fair value
Cash flow hedge:
Loans and financing	90,138	LIBOR	Fixed rate	(21,727)
Heating Oil	183,193	—	—	(29,579)

	273,331			(51,306)

December 31, 2015	Notional amount	Asset position	Liability position	Fair value
Cash flow hedge:
Operating leases	101,180	LIBOR	Fixed rate	(34,202)
Loans and financing	39,095	LIBOR	Fixed rate	(2,635)
Heating Oil	571,004	—	—	(70,602)

	711,279			(107,439)

December 31, 2014	Notional amount	Asset position	Liability position	Fair value
Cash flow hedge:
Operating leases	109,834	LIBOR	Fixed rate	(27,979)
Loans and financing	101,636	LIBOR	Fixed rate	(8,206)

	211,470			(36,185)

The essential terms of the swap contracts were agreed to be fully aligned with the terms of the hedged loans. Considering all transactions were deemed effective, the fair value changes on cash flow hedge were recorded in other comprehensive loss against derivative financial instruments in liabilities or assets.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Changes in other comprehensive loss (cash flow hedge reserve) are detailed below:

	December 31,
	2016	2015	2014
Balance at the beginning of the period	(92,769)	(36,185)	(35,023)
Transactions settled during the period	60,627	23,210	(9,028)
Realization of deferral discontinued hedge	23,021	(23,021)	—
Transactions during the period	—	79,310	—
Fair value adjustment	(42,109)	(136,083)	7,866

Balance at the end of the period	(51,230)	(92,769)	(36,185)

Cumulative gains and losses related to heating oil forward contracts that are no longer designated as cash flow hedges and that have been recognized in other comprehensive loss in the period when the hedge was effective remain in equity until the forecast transactions occur. The realization of deferral discontinued hedge occurred during the year ended December 31, 2016, amounted of R$49,731.

Fair value hedge

As of December 31, 2016 the Company had fixed to floating interest rate swap contracts with a notional amount of R$599,856 (December 31, 2015—R$674,556 and December 31, 2014—R$697,835). These contracts entitle the Company to receive fixed interest rates and pay floating interest based on CDI.

Adjustment to fair value of these contracts resulted in the recognition of an unrealized loss of R$13,177 (December 31, 2015 – loss of R$7,528 and December 31, 2014 – gain of R$17,480) which was recorded as financial expenses. The impact on the statement of operations was offset by a positive adjustment on the debt hedged. There was no ineffectiveness during the year ended December 31, 2016.

Derivatives not designated as hedge accounting

The Company is exposed to the risk of changes in the U.S. dollars, and therefore entered into currency forward contracts, options and foreign currency swaps. These currency forward contracts are not designated as cash flow hedges, fair value hedges, or net investment hedges, and are related to the currency exposure for a period of less than 12 months.

i)	Long term investments

The Company has issued an option for HNA amounting to €30,000 thousand to purchase up to 33% of the economic benefits of the TAP Convertible Bonds. The option expires on December 2, 2017 and its fair value amounts to R$154,361 as of December 31, 2016, recognized as a derivative financial instruments in liabilities. More details see note 1 b.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

ii)	Interest rate swap contract

As of December 31, 2016 the Company had CDI interest rate swap contracts with a notional amount of R$147,308 (December 31, 2015 and 2014—R$0). Changes in fair value of these instruments resulted in the recognition of an unrealized gain of R$17,247 (December 31, 2015 and 2014—R$0).

iii)	Heating oil forward contracts

As of December 31, 2016 the Company also had average NDF contracts on over-the-counter (OTC) Market with 2 different counterparts on the local market indexed to the Heating Oil forward contract traded in NYMEX, traded on monthly tranches, with a notional value of R$183,193 (December 31, 2015—R$571,004 and December 31, 2014—R$0). The fair value of these instruments amounted to R$2,102 (December 31, 2015—R$125,061 and December 31, 2014—R$0).

iv)	Forward foreign currency contract

As of December 31, 2016, the Company had US$ 80,000 thousand (December 31, 2015—US$75,000 thousand and December 31, 2014—US$65,000 thousand) of notional value in forward foreign currency options, with rate of R$3,2686 per US$1.00.The fair value adjustment of these contracts resulted in the recognition of an unrealized gain of R$ 5,882 thousand (December 31, 2015—R$2,268 and December 31, 2014—R$2,914), which is recorded in derivative financial instruments, net in the statement of operation against current liabilities.

Fair value of financial instruments

The Company applies the following hierarchy to determine the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly;

Level 3: techniques that use data that have significant effect on fair value recorded that are not based on observable market data.

Assets measured at fair value	December 31, 2016	Level 1	Level 2	Level 3
Financial assets at fair value
Short-term investments (a)	384,616	384,616	—	—
Long-term investments (c)	753,200	1,105	—	752,095
Interest rate swap contract—fair value hedge option (b)	4,523	—	4,523	—
Interest rate swap contract- not designated as hedge	17,247	—	17,247	—

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Liabilities measured at fair value	December 31, 2016	Level 1	Level 2	Level 3
Financial liabilities at fair value
Financial liabilities at fair value through profit or loss	(44,655)	—	(44,655)	—
Interest rate swap contract—cash flow hedge	(21,727)	—	(21,727)	—
Interest rate swap contract—fair value hedge (b)	(17,700)	—	(17,700)	—
HNA option TAP economic interest (d)	(154,361)	—	—	(154,361)
Interest rate swap contract- not designated as hedge	(5,882)	—	(5,882)	—
Heating oil forward contracts	(31,681)	—	(31,681)	—

Assets measured at fair value	December 31, 2015	Level 1	Level 2	Level 3
Financial assets at fair value
Short-term investments (a)	110,567	110,567	—	—
Forward foreign currency contract	2,268	—	2,268	—
Interest rate swap contract—fair value hedge (b)	38,771	—	38,771	—

Liabilities measured at fair value	December 31, 2015	Level 1	Level 2	Level 3
Financial liabilities at fair value
Financial liabilities at fair value through profit or loss	(330,901)	—	(330,901)	—
Forward foreign currency contract	(3,292)	—	(3,292)	—
Interest rate swap contract—cash flow hedge	(36,837)	—	(36,837)	—
Interest rate swap contract—fair value hedge (b)	(46,299)	—	(46,299)	—
Heating oil forward contracts	(195,663)	—	(195,663)	—

Assets measured at fair value	December 31, 2014	Level 1	Level 2	Level 3
Financial assets at fair value
Short term investments (a)	516,558	516,558	—	—
Forward foreign currency contract	2,914	—	2,914	—
Interest rate swap contract—fair value option (b)	29,317	—	29,317	—

Liabilities measured at fair value	December 31, 2014	Level 1	Level 2	Level 3
Financial liabilities at fair value
Financial liabilities at fair value through profit or loss	(269,892)	—	(269,892)	—
Interest rate swap contract—cash flow hedge	(36,185)	—	(36,185)	—
Foreign currency and interest rate swap	(5,635)	—	(5,635)	—
Interest rate swap contract—fair value option (b)	(11,837)	—	(11,837)	—

(a)	Includes short-term investments and restricted investments.
(b)	Portion of the balances consist of loans from FINAME PSI, and standard FINAME presented at their value adjusted by the hedged risk, applying fair value hedge accounting rules.
(c)	The Company calculated the fair value of the call option based on a valuation for TAP and binomial model considering the term of option, discount rate and the market volatility of publicly traded comparable airlines, calculated on a 2 years average. The resulting amount of the binomial model calculated in Euros was converted into Reais using the period-end exchange rate. See Note 1
(d)	The Company calculated the fair value of the put option by using the 12 months Libor rate as the coupon for the bond and applying it for the remaining time of the option.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Level 3 financial assets reconciliation

Changes in the fair value of the TAP Convertible Bonds are detailed below:

December 31,
2016
Balance at the beginning of the year	—
Acquisition cost (€90,000)	360,769
Foreign currency exchange loss	(51,313)
Interest accrual	15,570
Fair value adjustment	(41,264)
Fair value of call-option	468,333

Balance at the end of the year	752,095

22.	Financial liabilities at fair value through profit and loss

On December 23, 2013, the Company concluded a private placement of class B preferred shares in the amount of R$239,411, mandatorily redeemable by the holders in the event of an IPO of the Company not occurring by December 27, 2016, for their nominal amount plus 72.5% interest. These shares are classified as short-term debt as of December 31, 2016. This financial instrument was designated as financial liabilities at fair value through profit or loss and the fair value of this financial instrument was recorded in “Financial liabilities at fair value through profit and loss”.

During 2016, the class B preferred shares were redeemed and cancelled for a total amount of R$346,330, which comprised a principal amount of R$214,179 and interest accrued of R$132,151. In relation to the balance of remaining outstanding class B shares as of December 31, 2016, during the year the Company agreed with the holder to redeem and cancel those shares for a total amount of R$44,655, payment for which was due and paid in January 2017.

As of December 31, 2016 the fair value of the outstanding balance amounted to R$44,655.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

23.	Financial risk management objectives and policies

The main financial liabilities of the Company, other than derivatives, are loans, debentures and accounts payable. The main purpose of these financial liabilities is to finance operations as well as finance the acquisition of aircraft. The Company has trade accounts receivable, demand deposits and other accounts receivable that result directly from its operations. The Company also has investments available for trading and contracts derivative transactions such as currency forwards and swaps in order to reduce the exposure to foreign exchange fluctuations.

The Company’s senior management supervises the management of market, credit and liquidity risks. All activities with derivatives for risk management purposes are carried out by experts with skills, experience and appropriate supervision. It is the Company´s policy not to enter in to derivatives transactions for speculative purposes.

a)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments exposed to market risk include loans payable, deposits, financial instruments measured at fair value through profit or loss and derivative financial instruments.

a.1)	Interest rate risk

Interest rate risk is the risk that the fair value of future results of a financial instrument fluctuates due to changes in market interest rates. The exposure of the Company to the risk of changes in market interest rates refers primarily to long-term obligations subject to variable interest rates.

The Company manages interest rate risk by monitoring the future projections of interest rates on its loans, financing and debentures as well as on its operating leases. To mitigate this risk, the Company has used derivative instruments aimed at minimizing any negative impact of variations in interest rates.

Sensitivity to interest rates

The table below shows the sensitivity to possible changes in interest rates, keeping all other variables constant in the Company’s income before taxes, that are impacted by loans payable subject to variable interest rates. For the sensitivity analysis, the Company utilized the following assumptions:

•	LIBOR based debt: weighted average interest rate of 4.3% p.a.

•	CDI based debt: weighted average interest rate of 14.0% p.a.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

We estimated the impact on profit and loss and equity for the year ended December 31, 2016 resulting from variation of 25% and 50% on the weighted average rates, as shown below:

	25%	-25%	50%	-50%
Interest expense	67,945	(67,945)	135,890	(135,890)

a.2)	Currency risk

Currency risk is the risk that the fair value of future dollar denominated commitments vary according to the fluctuation of the foreign exchange rate. The exposure of the Company to changes in exchange rates relates primarily to the U.S dollar denominated loans and financing, net of investments in the U.S. dollar, and also to operating expenses originated in U.S. dollar. The Company is also exposed to changes in the exchange rate of the Euro through its investment in the TAP Convertible Bonds (Note 1).

The Company manages its currency risk by using derivative financial instruments seeking to hedge up to twelve months of its projected non-operational activities.

The Company continuously monitors the net exposure in foreign currency and, when deemed appropriate, enters into arrangements to hedge the projected non-operating cash flow for up to 12 months to minimize its exposure. As of December 31, 2016 the Company had entered into NDF contracts of US$80,000 thousand to protect itself from currency fluctuations.

The Company’s foreign exchange exposure is shown below:

	Exposure to U.S. dollar			Exposure to Euro
	December 31,			December 31,
	2016	2015	2014	2016	2015	2014
Assets
Cash and cash equivalents and short-term Investments	144,633	73,979	64,775	—	—	—
Security deposits and maintenance reserves	1,061,086	1,179,251	762,445	—	—	—
Long-term investments (Note 1)	—	—	—	752,095	—	—
Financial instruments	322,313	—	—	—	—	—
Other assets	91,056	317,792	94,516	—	—	—

Total assets	1,619,088	1,571,022	921,736	752,095	—	—

Liabilities
Accounts payable	(313,539)	(186,652)	(114,196)	—	—	—
Loans and financing	(2,143,711)	(2,619,899)	(1,268,025)	—	—	—
Other liabilities	(96,710)	(31,845)	—	—	—	—
Purchase of TAP Convertible Bonds option issued (Note 21)	—	—	—	(154,361)	—	—

Total liabilities	(2,553,960)	(2,838,396)	(1,382,221)	(154,361)	—	—

Derivatives (NDF)—notional	260,728	292,860	172,653	—	—	—

Net exposure	(674,144)	(974,514)	(287,832)	597,734	—	—

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Sensitivity to exchange rates

At December 31, 2016, the Company used the closing exchange rate of R$3.2591/US$1.00 and R$3.4384/EUR1.00. We present below a sensitivity analysis considering a variation of 25% and 50% over the existing rates:

Exposure in US$	25% R$4.0739/US$	-25% R$2.4443/US$	50% R$4.8887/US$	-50% R$1.6296/US$
Effect on exchange rate variation	(168,536)	168,536	(337,072)	337,072

Exposure in EUR	25% R$4.2980/EUR	-25% R$2.5788/EUR	50% R$5.1576/EUR	-50% R$1.7192/EUR
Effect on exchange rate variation	149,434	(149,434)	298,867	(298,867)

a.3)	Risks related to variations in prices of aircraft fuel

The volatility of prices of aircraft fuel is one of the most significant financial risks for airlines. The company’s fuel price risk management aims to balance the airline exposure to its market peers, so that the airline is neither overly affected by a sudden increase in prices nor is unable to capitalize on a substantial fall in fuel prices. The Company manages the risk related to fuel price volatility either through forward looking fixed-price contracts directly with a supplier, or derivative contracts negotiated with banks. The company may use derivative contracts for oil or its sub products.

Fuel price sensitivity

The table below sets out the sensitivity of the Company’s fuel hedges to substantial changes in the oil markets, maintaining all other variables constant.

The analysis considers a change in oil prices, in Reais, relative to the market average for the current period and projects the impact on the Company’s financial instruments, stemming from a variation of 25% and 50% in the oil prices, as follows:

Change in Oil prices in Reais	25%	-25%	50%	-50%
Impact on fuel hedges	5,751	(69,114)	43,183	(106,546)

a.4)	Risk related to changes in the fair value of TAP Convertible Bonds

As explained in Note 1, since the TAP Convertible Bonds contain a conversion option into shares of TAP, the Company is exposed to changes in the fair value of TAP. Changes in the fair value of TAP, whose shares are not publicly traded, may impact the fair value of the TAP Convertible Bonds.

The acquisition of the TAP Convertible Bonds is part of the commercial strategy of the Company of creating synergies between the Company and TAP by having the option to become a direct shareholder of TAP in case the stock price of TAP increases and is economically interesting to convert the debt into the TAP shares.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

In additional, the Company has granted an option for HNA to purchase up to 33% of the economic benefits of the TAP Convertible Bonds. Through this option the Company has partially transferred the benefits of increases in the fair value of the TAP Convertible Bonds over the exercise price of the option while retaining the risks of decreases in such fair value below the exercise price.

b)	Credit risk

Credit risk is inherent in operating and financial activities of the Company, mainly represented under the headings of: trade receivables, cash and cash equivalents, including bank deposits. The credit risk of the “trade receivables” is comprised of amounts payable by the major credit card companies, and also trade receivables from travel agencies, and sales payable in installments. The Company usually assesses the corresponding risks of financial instruments and diversifies the exposure.

Financial instruments are held with counterparties that are rated at least A in the assessment made by S&P and Fitch, or, mostly, are hired in futures and commodities stock exchange, which substantially mitigates the credit risk. The TAP Convertible Bonds are secured by liens over certain intangible assets.

c)	Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the type of asset and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company invests its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio.

The schedule of financial liabilities held by the Company is as follows:

December 31, 2016	Immediate	Until 6 months	7 to 12 months	1 to 5 years	Up to 5 years	Total
Loans and financing	219,298	290,425	475,515	2,503,656	545,601	4,034,495
Accounts payable	658,498	206,551	169,268	—	—	1,034,317
Salaries, wages and benefits	78,571	39,061	68,842	—	—	186,474
Taxes payable and Refis	65,369	2,695	3,234	25,873	49,687	146,858
Liabilities from derivative transaction	14,865	22,259	174,004	17,461	2,762	231,351
Provisions	—	—	—	72,681	3,672	76,353
Other liabilities	108,353	54,344	17,132	262,477	115,446	557,752

	1,144,954	615,335	907,995	2,882,148	717,168	6,267,600

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Capital management

The Company’s assets may be financed through equity or third-party financing. If the Company opts for equity capital it may use funds from contributions by shareholders or through selling its equity instruments.

The use of third-party financing is an option to be considered mainly when the Company believes that the cost would be less than the return generated by an acquired asset. It is important to ensure that the Company maintains an optimized capital structure, provides financial solidity while providing for the viability of its business plan. It is important to mention that as a capital-intensive industry with considerable investment in assets with a high aggregated value, it is natural for companies in the aviation sector to report a high degree of leverage.

The Company manages capital through leverage ratios, which is defined by the Company as net debt divided by the sum of net debt and total equity. Management seeks to maintain this ratio at levels equal to or lower than industry levels. Management includes in the net debt the loans and financing (includes debentures) less cash and cash equivalents, restricted cash, short and long-term investments and current and noncurrent restricted investments.

The Company’s capital structure is comprised of its net indebtedness defined as total loans and financing (includes debentures) and operating leases net of cash and cash equivalents, restricted cash, short and long-term investments and current and noncurrent restricted investments. Capital is defined as equity and net indebtedness.

The Company is not subject to any externally imposed capital requirements. The Company defines total capital as total net equity and net debt as detailed below:

	December 31,
	2016	2015	2014
Equity	1,001,987	(392,169)	416,495

Cash and cash equivalents	(549,164)	(636,505)	(388,959)
Short-term investments	(331,210)	(29,853)	(499,831)
Long-term investments	(753,200)	—	—
Restricted financial investments (*)	(162,036)	(91,453)	(67,463)
Financial liabilities at fair value through profit and loss	44,655	330,901	269,892
Loans and financing (*)	4,034,495	4,810,945	3,259,184

Net debt	2,283,540	4,384,035	2,572,823

Total capital	3,285,527	3,991,866	2,989,318

(*)	Includes current and non current.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

24.	Operating revenue

	Year ended December 31,
	2016	2015	2014
Revenue
Passenger revenue	6,062,887	5,824,521	5,367,337
Other revenue	958,022	756,374	736,946

Gross revenue	7,020,909	6,580,895	6,104,283
Taxes levied on
Passenger revenue	(276,078)	(249,177)	(237,724)
Other revenue	(74,940)	(73,852)	(63,506)

Total taxes	(351,018)	(323,029)	(301,230)

Net revenue	6,669,891	6,257,866	5,803,053

25.	Financial result

	Year ended December 31,
	2016	2015	2014
Financial income
Interest on short-term investments	37,591	40,666	36,945
Other	13,476	2,512	4,573

	51,067	43,178	41,518
Financial expenses
Interest on loans	(399,873)	(378,346)	(313,057)
Interest on factoring credit card and travel agencies receivables	(97,684)	(72,614)	(51,198)
Interest on other operations (*)	(115,587)	(186,298)	(28,628)
Other	(118,056)	(48,661)	(67,166)

	(731,200)	(685,919)	(460,049)
Derivative financial instruments, net	10,800	(82,792)	4,245

Foreign exchange result, net	179,668	(184,305)	(74,104)

Net financial expenses	(489,665)	(909,838)	(488,390)

(*)	Of which R$131,870 for the year ended December 31, 2015 related to costs to roll back positions in aircraft fuel supply contracts

26.	Other operating expenses, net

	Year ended December 31,
	2016	2015	2014
Accommodation and meals	164,633	184,271	165,006
IT services	145,698	113,762	82,314
Professional services	45,588	67,678	39,645
Taxes, civil and labor risks	42,537	41,277	21,147
Aircraft insurance	25,294	30,317	19,553
Flights interrupted	35,822	29,106	29,340
Others (*)	(3,097)	17,362	63,944

	456,475	483,773	420,949

(*)	The “Others” balance is pulverized. For 2016 the gain with the sale and leaseback transactions was recognized in “Other operating expenses, net” (Note 13).

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

27.	Commitments

a)	Operating leases

The Company has obligations arising from its operating lease agreements, denominated in US dollars, for aircraft and engines, totaling 100 aircraft at December 31, 2016 (December 31, 2015 – 106 and December 31, 2014—107) and 16 engines (December 31, 2015 – 18 and December 31, 2014—15). The lease terms range from 60 to 144 months for Embraer, ATR and Airbus. Bank guarantees or cash deposits were used to guarantee payments under these agreements. Operating lease agreements require that the Company make periodic lease payments and do not include aircraft purchase options at the end of the agreements. These payments are denominated in U.S. dollars and are generally subject to interest at the LIBOR rate.

The future minimum payments of non-cancellable operating leases for aircraft and engines are presented below:

	December 31,
	2016	2015	2014
Up to one year	1,139,347	1,312,067	846,599
From one to five years	4,235,115	4,920,203	3,125,236
More than five years	2,646,863	3,545,625	2,658,172

	8,021,325	9,777,895	6,630,007

For the year ended December 31, 2016 lease expense amounted to R$1,144,369 (December 31, 2015—R$1,073,643 and December 31, 2014—R$596,394). The total amount paid for the year ended December 30, 2016 was R$1,117,945 (December 31, 2015 was R$1,130,174 and December 31, 2014—R$632,807).

The operating lease agreements do not have covenant restrictions.

b)	Commitments for future acquisition of aircraft

The Company has contracts for the acquisition of 73 aircraft (December 31, 2015 – 68 and December 31, 2014 – 51), under which the following future advance payments will be made:

	December 31,
	2016	2015	2014
Up to one year	—	—	999,832
More than one year up to five years	8,937,307	4,627,280	2,586,706
More than five years	6,307,715	17,346,375	8,885,940

	15,245,022	21,973,655	12,472,478

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

28.	Share-based option plan

28.1.	Equity-settled awards

28.1.1.	First share option plan

The first share option plan (“First Option Plan”) of the Company was approved on a Shareholders’ Meeting held on December 11, 2009. The plan has a term of 10 years, and no option may be granted after this period. Exercise conditions of options issued under the First Option Plan require in addition to a service period of 4 years the occurrence of an initial public offering (IPO) of the shares of the Company.

On December 11th, 2009, the Compensation Committee authorized the issuance of 2,859,200 (after stock split 5,718,400) preferred shares class A options for officers, executives, and key Company employees as part of the first share-based program, under the First Option Plan.

On March 24, 2011, the Compensation Committee approved the second share-based program under the First Option Plan, authorizing the issuance of 824,000 (after stock split 1,648,000) preferred shares class A options. The option exercise price of the second program was defined based on an appraisal made by the Company, using the free cash flow discounted to present value method.

Due to the granting of additional options arising from the second program, the Special Shareholders’ Meeting held on April 27, 2011 approved an amendment to the Company’s charter authorizing a capital increase of up to 3,683,200 (after stock split 7,366,400) preferred shares class A and also approved the change of item 4.1 of the First Option Plan for the total number of shares subject matter of the options granted not to exceed a total of 3,683,200 (after stock split 7,366,400) preferred shares class A.

Subsequently, in a meeting held on April 5, 2011, the Compensation Committee approved the third option program, authorizing the issuance of 342,800 (after stock split 685,600) preferred shares class A options remaining from the first program. The exercise price of the options granted in the third program is R$12.88 (after stock split R$6.44).

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

The following table presents changes in the quantity of share options outstanding and the weighted average exercise price:

	First Option Plan	Weighted average exercise price
Balance at December 31, 2014	7,260,800	R$	4.65
Granted	—		—

Balance at December 31, 2015	7,260,800	R$	4.65
Granted	—		—

Balance at December 31, 2016	7,260,800	R$	4.65

At December 31, 2016, no options have been exercised.

28.1.2.	Second share option plan

The second share option plan (the “Second Option Plan”) was approved during a Shareholders’ Meeting held on June 30, 2014.

Exercise conditions of options issued under the Second Option Plan require in addition to a service period of 4 years the occurrence of an initial public offering (IPO) of the shares of the Company. The options have an 8-year life. The exercise price is computed by multiplying the price per share of the Preferred Class A shares in the IPO by a discount of between 0% and 30%. The percentage of discount increases based on the time elapsed between the grant-date of the options and the IPO.

On June 30, 2014 the Compensation Committee approved the first share-based program authorizing 1,084,561 (after stock split 2,169,122) options under the Second Option Plan.

On July 01, 2015 the Compensation Committee approved the second share-based program authorizing 313,905 (after stock split 627,810) options under the Second Option Plan.

On July 01, 2016 the Compensation Committee approved the third share-based program authorizing 376,686 (after stock split 753,372) options under the Second Option Plan.

The following table presents changes in the number of share options outstanding. For all options the exercise price is 97.5% of the IPO price per share of Preferred Class A Shares.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Second Option Plan
Balance at December 31, 2014	2,169,122
Granted	627,810

Balance at December 31, 2015	2,796,932
Granted	753,372

Balance at December 31, 2016	3,550,304

At December 31, 2016, no options have been exercised and have a weighted average remaining contractual life of 4.9 years.

28.1.3.	Information about the fair value of share options and expense

The grant-date fair value of share options has been measured using the Black-Scholes model applying the inputs mentioned below. For determining the grant-date fair value of the options issued under the Second Option Plan we considered that at grant-date the best estimate was that an IPO would be concluded before the first anniversary of the grant-date.

	First Option Plan			Second Option Plan
	1st program	2nd program	3rd program	1st program	2nd program	3rd program
Total options authorized	5,718,400	1,648,000	685,600	2,169,122	627,810	753,372
Total options granted	5,032,800	1,572,000	656,000	2,169,122	627,810	753,372
Total options vested	4,953,280	1,350,115	581,462	1,627,122	355,711	170,158
Option exercise price	R$3.42	R$6.44	R$6.44	R$19.15	R$14.51	R$14.50
Option fair value as of grant date	R$1.93	R$4.16	R$4.16	R$11.01	R$10.82	R$10.14
Estimated volatility of the share price	47.67%	54.77%	54.77%	40.59%	40.59%	43.07%
Expected dividend	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%
Risk-free rate of return	8.75%	12.00%	12.00%	12.46%	15.69%	12.21%
Maximum life of the option	10 years	10 years	10 years	8 years	8 years	8 years
Expected term considered for valuation	7 years	7 years	7 years	4.5 years	4.5 years	4.5 years

Expected volatility has been calculated based on historical volatility of airline shares listed on stock exchanges in Brazil and Latin America.

Share-based compensation expensed recognized in the statement of operations during the year ended December 31, 2016 with respect to the share options amounted to R$9,879 (December 31, 2015 – R$9,836 and December 31, 2014 – R$6,352).

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

28.2.	Cash-settled awards—restricted share units

The Shareholders’ Meeting held on June 30, 2014 approved a restricted share units plan (the “RSU”). Under the terms of the RSU participants are granted a fixed monetary amount (in Reais) which will be settled in a quantity of Preferred Class A shares determined by dividing the monetary amount by the price per share (undiscounted) of the Preferred Class A shares in an IPO. Exercise conditions of RSUs require in addition to a service period of 4 years the occurrence of an IPO of the shares of the Company for the RSUs to become exercisable. The RSU does not have an unlimited life. RSUs fully vest on the occurrence of a change in control irrespective of whether an IPO already took place or not. If an IPO or change in control has not taken place the Company may settle the portion of the RSUs for which the service period was completed in cash at the 1st, 2nd, 3rd and 4th anniversary of the grant date.

On June 30, 2014 the Compensation Committee approved the grant of R$10,241 to the beneficiaries under the RSU.

On July 01, 2015 the Compensation Committee approved the grant of R$6,180 to the beneficiaries under the RSU.

On July 01, 2016 the Compensation Committee approved the grant of R$7,416 to the beneficiaries under the RSU.

The fair value of the award is determined at each statement of financial position date as the monetary amount of the award in reais discounted from the earliest date at which the Company can settle the amount in cash using the current risk-free interest rate. The risk-free interest rate considered was 11.0%. The liability recorded at December 31, 2016 is R$5,311 (December 31, 2015—R$4,849 and December 31, 2014—R$2,030) and is presented in the consolidated statement of financial position under “Salaries, wage and benefits”.

Share-based compensation expensed recognized in the statement of operations during the year ended December 31, 2016 with respect to the RSU amounted to R$5,238 (December 31, 2015—R$ R$4,950 and December 31, 2014—R$2,800).

29.	Provision for taxes, civil and labor risks

The Company is party to certain labor, civil and tax lawsuits for which appeals have been filed. Based on the Company’s external and internal legal counsels’ opinion, Management believes that the recorded provisions are sufficient to cover probable losses. In addition, the Company has made judicial deposits when required by court. These provisions are as follows:

	December 31,
	2016	2015	2014
Taxes	5,246	7,972	8,258
Civil	48,784	54,357	49,659
Labor	22,323	19,446	9,577

	76,353	81,775	67,494

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Changes in these provisions are as follows:

Total
At December 31, 2013	74,415
Provisions recognized	42,913
Transfers (*)	(8,958)
Reversal of provision (**)	(5,687)
Utilized provisions	(35,189)

At December 31, 2014	67,494
Provisions recognized	60,116
Utilized provisions	(45,835)

At December 31, 2015	81,775
Provisions recognized	53,688
Utilized provisions	(59,110)

At December 31, 2016	76,353

(*)	Refers to tax proceedings that were settled and transferred to Refis – Brazilian Amnesty of debts program, reducing interest and payable in installments.
(**)	Refers to reversal due to payment settled through Refis.

The Company’s management, together with its legal counsel, analyzes the proceedings on a case-by-case basis and records the amount of the provision for labor, civil and tax risk based on the probable cash disbursement for the related proceedings.

a)	Tax proceedings: among other tax proceedings the Company is arguing in court the non-levy of tax on goods and services (“ICMS”) related to the import of aircraft, engines, and flight simulators under leases that do not contain an option to purchase. These lease agreements involve lessors domiciled abroad. In the opinion of the Company´s management, the agreements expressly commit the Company to the return of the property to the lessor. Based on the Company´s assessment, management does not believe these transactions are subject to taxation.

The estimated aggregate value of pending judicial disputes related to non-levy of ICMS on imports above-mentioned is R$20,661 at December 31, 2016 (December 31, 2015—R$109,386 and December 31, 2014—R$109,386) not including penalties or charges. The decrease in the balance of these proceedings over time is due to the period of prescription of these cases. The Company, based on the assessment of its legal counsel, believes that the chance of loss is remote, and therefore, no provision was recorded for such amounts.

The Company has tax proceedings related to additional charge of 1% of COFINS on imports of aircraft and engines, in accordance with the provisions of Law 10,865 / 04, the application of COFINS at a zero rate for imports of aircraft and parts and parts. Management believes that the chances of loss is possible and therefore no provision was recorded for such amounts.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

The total amount of claims for tax proceedings which according to management represent losses that are reasonably possible but not probable is R$41,777 at December 31, 2016 (December 31, 2015—R$32,667 and December 31, 2014—R$8,515), for which no provision was recorded.

b)	Civil lawsuits: the Company is party to various types of civil lawsuits, for compensation claims in relation to flight delays, cancellations of flights, luggage and damage loss, and others.

The total amount of claims for civil lawsuits which according to management represent losses that are reasonably possible but not probable is R$8,489 at December 31, 2016 (December 31, 2015—R$6,474 and December 31, 2014—R$5,506), for which no provision was recorded. None of the lawsuits are individually material.

c)	Labor lawsuits: the Company is party to various types of labor lawsuits, related to overtime, additional remuneration for undertaking hazardous activities and safety related payments and others.

The total amount of claims for labor lawsuits which according to management represent losses that are reasonably possible but not probable is R$45,547 at December 31, 2016 (December 31, 2015—R$18,457 and December 31, 2014—R$8,633), for which no provision was recorded. None of the lawsuits are individually material.

30.	Insurance

The Company is advised by insurance consultants in the market in order to establish coverage compatible with its size and operations. As of December 31, 2016, the Company has the following insurance policies in place:

Type	Insured amounts
Fire—property and equipment	36,916
Civil liabilities	4,986,423

31.	Subsequent Events

Conversion of shares

On February 3, 2017, the Company undertook a one for one stock conversion of all of our 5,421,896 Class C preferred shares and all of our 31,620,950 Class D preferred shares into Class A preferred shares. As a result, all Class A preferred shares were simultaneously renamed “preferred shares”.

The Offering

On February 6, 2017, the Company filed with the US Securities and Exchange Commission a Registration Statement on Form F-1 pursuant to which the Company intends to list its preferred shares in the form of American Depositary Shares. Concurrently, the Company filed a Brazilian Prospectus with the Brazilian Securities Commission (Comissão de Valores Mobiliários) pursuant to which the Company intends to list its preferred shares in Brazil.

Azul S.A.

Notes to consolidated financial statements

December 31, 2016, 2015 and 2014

(In thousands of Brazilian reais, except when otherwise indicated)

Labor lawsuit

According to publicly available information, the Labor Prosecution’s Office has recently filed on February 22, 2017 a lawsuit against the Company claiming that it has allegedly violated certain labor regulations, including limitations on daily working hours and rest periods. It claims approximately R$66,000 in punitive damages. It also requested the grant of an injunction limiting overtime and enforcing legally required breaks, under penalty of R$5 per breach, however such injunction has been denied by the court. The Company has not yet been formally notified of the lawsuit and thus has no specific knowledge about the claims and is in the process of hiring external lawyers to support it in the defense of the lawsuit, and has initially classified the likelihood of loss as possible at this early stage.

Stock Split

At the Ordinary and Extraordinary General Shareholders Meeting held on February 23, 2017, the Company’s shareholders approved the 2:1 (two for one) stock split for all outstanding shares. As a result of the stock split the Company’s historical financial statements have been revised to reflect share counts and per share data as if the stock split had been in effect for all periods presented.

Share-based option plan

On March 10, 2017, we established our third share option plan, authorizing the issuance of options resulting in up to 11,679,389 preferred shares over a 5 year acquisition period. The strike price for the first program has been predetermined at R$11.85 per preferred share. The beneficiaries of our third share option plan are certain of our statutory officers, including our CEO and controlling shareholder David Neeleman. No options have yet been granted under the third share option plan as the board of directors is yet to approve the first program.

Preferred shares including preferred shares in the form of American depositary shares

Global Coordinators
Citigroup	Deutsche Bank Securities	Itaú BBA
Banco do Brasil Securities LLC	Bradesco BBI	Santander
JP Morgan	Raymond James	Safra

Through and including      , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this global offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.